中国平安
专业·价值 PING AN OF CHINA

RECEIVED
2008 DEC -3 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE [redacted]

10 November, 2008

08006130

SUPPL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File No. 82-34809)

Ladies and Gentlemen:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "**Commission**") pursuant to subparagraph (1) (iii) of Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

Information Submitted Herewith

Documents which the Company is required to furnish to the Commission pursuant to subparagraph (1) (iii) of the Rule are set forth in Annex A attached hereto. With respect to documents for which an English version or summary is available, copies of the documents are enclosed herein.[1] With respect to documents for which no English language version, translation or summary has been prepared, brief descriptions of the documents are set forth in Annex B attached hereto.

If you have any questions in connection with this matter, please contact the undersigned person in Shenzhen, China by telephone at +86 755 8240 4515 or by fax at +86 755 8243 1019, or Mr. Gene Buttrill of DLA Piper Hong Kong by telephone at +852 2103 0811 or by fax at +852 2810 1345.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Very truly yours,

Yao Jun

(Enclosures)

[1] Documents for which an English version is available are denoted by an asterisk.

中国平安 平安中国
中国平安保险(集团)股份有限公司
PING AN INSURANCE(GROUP) COMPANY OF CHINA, LTD.
总公司 Head Office
地址：中国深圳市八卦岭八卦三路平安大厦
Ping An Building,No.3 Ba Gua Road,Ba Gua Ling,Shenzhen,China.
Tel:(0755)82262888 Fax:(0755)82431039, 82431049 Postcode:518029

中国平安
专业·价值 PING AN OF CHINA

Annex A

List of Documents Published, Filed or Distributed

1 Clarification announcement in Hong Kong in response to the speculation over the reasons for the drop in share price of the Company dated 26 September 2008*

2 Announcement in Hong Kong in respect of unusual price movement dated 26 September 2008*

3 Overseas Regulatory Announcement in Hong Kong in respect of the report on 2008 interim dividends distribution for holders of A shares of the Company dated 19 September 2008

4 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 August 2008 dated 18 September 2008*

5 Announcement in Hong Kong in respect of unusual price movement dated 18 September 2008*

6 Announcement in Hong Kong in respect of the arrangement for distribution of 2008 interim dividend and the withholding of corporate income tax at a rate of 10% from the interim dividend when distributing to non-resident enterprises according to the Law on Corporate Income Tax of the PRC and the Implementing Rules of the Law on Corporate Income Tax dated 12 September 2008*

7 Announcement in Hong Kong in respect of the closure of H share register of members and the dividend payment date of the 2008 interim dividend dated 8 September 2008*

8 Overseas Regulatory Announcement in Hong Kong in respect of results of the 23rd meeting of the seventh board of directors of the Company dated 28 August 2008

9 Reply Form for new shareholders regarding the election of means to receive the corporate communication of the Company published on 27 August 2008*

10 Change Request Form for existing shareholders regarding the election of means to receive the corporate communication of the Company published on 27 August 2008*

11 Letter to the new shareholders in Hong Kong in respect of election of means and language of receipt of corporate communication of the Company dated 27 August 2008*

12 Letter to the existing shareholders in Hong Kong in respect of election of means and language of receipt of corporate communication of the Company dated 27 August 2008*

中国平安 平安中国
中国平安保险(集团)股份有限公司
PING AN INSURANCE(GROUP) COMPANY OF CHINA, LTD.
总公司 Head Office
地址：中国深圳市八卦岭八卦三路平安大厦
Ping An Building,No.3 Ba Gua Road,Ba Gua Ling,Shenzhen,China.
Tel:(0755)82262888 Fax:(0755)82431039, 82431049 Postcode:518029

13 Letter notifying shareholders in Hong Kong of the publication of 2008 interim report of the Company on its website dated 27 August 2008*

14 Interim Report for the year 2008 published in Hong Kong on 27 August 2008*

15 Announcement in Hong Kong in respect of the online investor discussion forum on interim results dated 25 August 2008*

16 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 July 2008 dated 15 August 2008*

17 Overseas Regulatory Announcement in Hong Kong in respect of results of the tenth meeting of the fifth supervisory committee of the Company dated 15 August 2008

18 Overseas Regulatory Announcement in Hong Kong in respect of results of the 22nd meeting of the seventh board of directors of the Company dated 15 August 2008

19 Announcement in Hong Kong in respect of audited results for the six months ended 30 June 2008 of the Company dated 15 August 2008*

20 Announcement in Hong Kong in respect of the date of board meeting dated 5 August 2008*

21 Overseas Regulatory Announcement in Hong Kong in respect of revising the corporate governance system for certain activities dated 18 July 2008

22 Announcement in Hong Kong in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 June 2008 dated 17 July 2008*

23 Announcement in Hong Kong in respect of voting results of the extraordinary general meeting of the Company dated 17 July 2008*

24 Announcement in Hong Kong to notify shareholders of the disclosure of unaudited financial statements for the first half of 2008 of Ping An Securities Company, Ltd on the website of China Money (www.chinamoney.com.cn) dated 17 July 2008*

25 Overseas Regulatory Announcement in Hong Kong in respect of the clarification in response to speculation in relation to impairment accounting treatment of the Company's investment in the shares of Fortis dated 3 July 2008

26 Announcement in Hong Kong in respect of unusual price movement dated 3 July 2008*

中国平安 平安中国
中国平安保险(集团)股份有限公司
PING AN INSURANCE(GROUP) COMPANY OF CHINA, LTD.
总公司 Head Office
地址：中国深圳市八卦岭八卦三路平安大厦
Ping An Building,No.3 Ba Gua Road,Ba Gua Ling,Shenzhen,China.
Tel:(0755)82262888 Fax:(0755)82431039, 82431049 Postcode:518029

27 Overseas Regulatory Announcement in Hong Kong in respect of the clarification in response to speculation in relation to the tax inspection of the Company and its subsidiary carried out by the State Administration of Taxation dated 2 July 2008

28 Announcement in Hong Kong in respect of unusual price movement dated 2 July 2008*

29 Clarification announcement in Shanghai in response to speculation over the reasons for the drop in share price of the Company dated 26 September 2008

30 Announcement in Shanghai in respect of the announcement published on the H share market regarding unusual price movement dated 26 September 2008

31 Announcement in Shanghai in respect of the report on 2008 interim dividends distribution for holders of A shares of the Company dated 19 September 2008

32 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 August 2008 dated 18 September 2008

33 Announcement in Shanghai in respect of the announcement published on the H share market regarding unusual price movement dated 18 September 2008

34 Announcement in Shanghai in respect of the announcement published on the H share market regarding the arrangement for distribution of 2008 interim dividend and the withholding of corporate income tax at a rate of 10% from the interim dividend when distributing to non-resident enterprises according to the Law on Corporate Income Tax of the PRC and the Implementing Rules of the Law on Corporate Income Tax dated 12 September 2008*

35 Announcement in Shanghai in respect of the announcement published on the H share market regarding the closure of H share register of members and the dividend payment date of the 2008 interim dividend dated 8 September 2008

36 Announcement in Shanghai in respect of results of the 23rd meeting of the seventh board of directors of the Company dated 28 August 2008

37 Announcement in Shanghai in respect of the online investor discussion forum on interim results dated 25 August 2008

38 Announcement in Shanghai in respect of results of the tenth meeting of the fifth supervisory committee of the Company dated 15 August 2008

39 Announcement in Shanghai in respect of premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 31 July 2008 dated 15 August 2008

40 Announcement in Shanghai in respect of interim report for the six months ended 31 June 2008 dated 15 August 2008

中国平安 平安中国
中国平安保险(集团)股份有限公司
PING AN INSURANCE(GROUP) COMPANY OF CHINA, LTD.
总公司 Head Office
地址：中国深圳市八卦岭八卦三路平安大厦
Ping An Building,No.3 Ba Gua Road,Ba Gua Ling,Shenzhen,China.
Tel:(0755)82262888 Fax:(0755)82431039, 82431049 Postcode:518029

41 Announcement in Shanghai in respect of summary of the interim report for the six months ended 30 June 2008 dated 15 August 2008

42 Announcement in Shanghai in respect of results of the 22nd meeting of the seventh board of directors of the Company dated 15 August 2008

43 Announcement in Shanghai in respect of the announcement published on the H share market regarding the date of board meeting dated 5 August 2008

44 Announcement in Shanghai in respect of revising the corporate governance system for certain activities dated 18 July 2008

45 Announcement in Shanghai to notify shareholders of the disclosure of unaudited financial statements for the first half of 2008 of Ping An Securities Company, Ltd on the website of China Money (www.chinamoney.com.cn) dated 17 July 2008

46 Announcement in Shanghai in respect of voting results of the second extraordinary general meeting of the Company dated 17 July 2008

47 Publication in Shanghai of the legal opinion of the second extraordinary general meeting of the Company dated 17 July 2008

48 Announcement in Shanghai in respect of the premium incomes of the subsidiaries of the Company for the period from 1 January 2008 to 30 June 2008 dated 17 July 2008

49 Announcement in Shanghai in respect of the clarification in response to speculation in relation to the impairment accounting treatment of the Company's investment in the shares of Fortis dated 3 July 2008

50 Announcement in Shanghai in respect of the clarification in response to speculation in relation to the tax inspection of the Company and its subsidiaries carried out by the State Administration of Taxation dated 2 July 2008

中国平安 平安中国
中国平安保险(集团)股份有限公司
PING AN INSURANCE(GROUP) COMPANY OF CHINA, LTD.
总公司 Head Office
地址：中国深圳市八卦岭八卦三路平安大厦
Ping An Building,No.3 Ba Gua Road,Ba Gua Ling,Shenzhen,China.
Tel:(0755)82262888 Fax:(0755)82431039, 82431049 Postcode:518029

28 Announcement in Shanghai in respect of the clarification in response to speculation in relation to the impairment accounting treatment of the Company's investment in the shares of Fortis dated 3 July 2008

29 Announcement in Shanghai in respect of the clarification in response to speculation in relation to the tax inspection of the Company and its subsidiaries carried out by the State Administration of Taxation dated 2 July 2008

中国平安 平安中国
中国平安保险(集团)股份有限公司
PING AN INSURANCE(GROUP) COMPANY OF CHINA, LTD.
总公司 Head Office
地址：中国深圳市八卦岭八卦三路平安大厦
Ping An Building,No.3 Ba Gua Road,Ba Gua Ling,Shenzhen,China.
Tel:(0755)82262888 Fax:(0755)82431039, 82431049 Postcode:518029

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Clarification Announcement

This announcement is made pursuant to the general disclosure requirements under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In light of the recent vigorous fluctuations in the domestic and overseas capital markets, Ping An Insurance (Group) Company of China, Ltd. (the "Company") noted the speculation among certain media and investors over the reasons for the drop in the share price of the Company. With regard to the market speculation, the Company would like to clarify as follows:

1. As at June 30, 2008, the audited net asset value of the Company as disclosed in the 2008 interim report prepared under PRC Accounting Standards and the International Financial Reporting Standards were RMB83.378 billion and RMB90.420 billion respectively, these net assets values have reflected the market-to-market losses of the Company's investments in the shares of Fortis SA/NV and Fortis N.V. (the "Fortis Shares") which amounted to RMB10.524 billion. Depending on the conditions and volatility of international capital markets and price trend of Fortis Shares in future, the Company will decide in a prudent manner whether to take impairment accounting treatment on the investments in Fortis Shares in the 2008 third quarterly report of the Company and to remove the market-to-market losses that had previously been reflected in the equity of the Company and recognised as impairment losses in the income statement.

   The Company emphasizes that regardless of whether or not the Company will take for impairment accounting treatment on the investments in Fortis Shares in the 2008 third quarterly report of the Company, the capital position and solvency margin of the Company are solid and sufficient, the Company has a strong foundation and the financial condition is stable. Core business lines such as insurance, banking, trust and securities are experiencing healthy and decent growth. The interests of our customers are adequately protected.

2. After verified, the Company and its subsidiaries have no risk exposures to Lehman Brothers Holdings Inc., AIG, Merrill Lynch & Co., Bear Stearns, Federal National Mortgage Association (Fannie Mac), Federal Home Loan Mortgage Corporation (Freddie Mac) and Washington Mutual Inc..

Shareholders of the Company and investors are urged to exercise caution when dealing in shares of the Company.

By Order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, September 26, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") Ping An Insurance (Group) Company of China, Ltd. ("the Company") has noted today's decrease in the price of the shares of the Company and wishes to state that the Board is not aware of any reasons for such decrease.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, September 26, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年9月19日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　　　證券代碼：601318　　　　編號：臨2008-038

中國平安保險（集團）股份有限公司
2008年中期分紅派息公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）董事會及全體董事保證公告內容不存在任何虛假記載、誤導性陳述或者重大遺漏，並對公告內容的真實性、準確性和完整性承擔個別及連帶責任。

重要內容提示：

- 每股派發現金紅利：人民幣0.20元（含稅）
- 每股派發現金紅利：人民幣0.18元（稅後）
- 股權登記日：2008年9月26日
- 除息日：2008年10月6日
- 紅利發放日：2008年10月10日

一、本公司2008年中期利潤分配方案已經於2008年8月15日召開的本公司第七屆董事會第二十二次會議審議通過。

二、分紅派息方案：

本次分紅派息以本公司總股本7,345,053,334股為基數，向全體股東派發2008年中期股息，每股派發現金紅利人民幣0.20元（含稅），共計人民幣1,469,010,666.80元。

根據國家有關稅法規定，A股自然人股東的現金紅利由本公司按10%的稅率代扣代繳個人所得稅，實際派發現金紅利稅後每股人民幣0.18元。

根據2008年1月1日正式實施的《中華人民共和國企業所得稅法》及《中華人民共和國企業所得稅法實施條例》（以下統稱「《企業所得稅法》」），A股居民企業股東（該詞語涵義與《企業所得稅法》中的定義相同）的現金紅利所得稅自行繳納，實際派發現金紅利每股稅前人民幣0.20元。

A股非居民企業股東（該詞語涵義與《企業所得稅法》中的定義相同）應當就其來源於中國境內的所得繳納企業所得稅，適用稅率為10%，由上市發行人代扣代繳。對於境外合資格機構投資者股東（「QFII」），本公司委託中國證券登記結算有限責任公司上海分公司向其實際派發現金紅利每股稅後人民幣0.18元。如果QFII在本公告刊登之日起10個工作日內向本公司提交境內律師出具的認定其為居民企業的法律意見書（加蓋律師事務所公章），本公司不代扣代繳10%的企業所得稅，並由本公司向其補發對應的現金紅利每股人民幣0.02元。如果QFII未在規定的時間內提供法律意見書而出現對代扣代繳企業所得稅的爭議，本公司將不承擔任何責任。對於除QFII以外的其他A股非居民企業股東，本公司未代扣代繳10%的企業所得稅。根據《企業所得稅法》第三十九條的規定「依照本法第三十七條、三十八條規定應當扣繳的所得稅，扣繳義務人未依法扣繳或者無法履行扣繳義務的，由納稅人在所得發生地繳納。納稅人未依法繳納的，稅務機關可以從該納稅人在中國境內其他收入項目的支付人應付的款項中，追繳該納稅人的應納稅款」，請納稅人務必自行在所得發生地繳納10%的企業所得稅。

三、分紅派息具體實施日期

股權登記日： 2008年9月26日
除息日： 2008年10月6日
紅利發放日： 2008年10月10日

四、分紅派息對象

截至2008年9月26日15:00時上海證券交易所收市後，在中國證券登記結算有限責任公司上海分公司登記在冊的本公司全體A股股東。

五、分紅派息的實施辦法

有限售條件A股股東的現金紅利由本公司直接發放。

無限售條件A股股東的現金紅利委託中國證券登記結算有限責任公司上海分公司通過其資金清算系統向股權登記日登記在冊並在上海證券交易所各會員單位辦理了指定交易的股東派發。已辦理全面指定交易的投資者可於紅利發放日在其指定的證券營業部領取現金紅利，未辦理指定交易的股東紅利暫由中國證券登記結算有限責任公司上海分公司保管，待辦理指定交易後再進行派發。

H股股東的現金紅利發放不適用本公告。

六、諮詢聯繫方式

聯繫電話： 4008866338-623215/622101
聯繫傳真： 0755-82431019/82431029
聯繫電郵： IR@pingan.com.cn

七、備查文件

本公司第七屆董事會第二十二次會議決議及公告。

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年9月19日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to August 31, 2008 were RMB69,367.61 million, RMB18,513.75 million, RMB22.34 million and RMB604.75 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information disclosed above is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, September 18, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. ("the Company") has noted today's fluctuation in the price of the shares of the Company and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, September 18, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Announcement
regarding the withholding of corporate income tax from the 2008 interim dividend to non-resident enterprises

Reference is made to the announcement dated September 8, 2008 published by Ping An Insurance (Group) Company of China, Ltd. (the "**Company**"). The Company shall distribute interim dividend to holders of H shares whose names appear on the Company's H share register of members on September 26, 2008. In accordance with the Law on Corporate Income Tax of the People's Republic of China and the Implementing Rules of the Law on Corporate Income Tax (collectively, the "**Corporate Income Tax Law**"), starting from January 1, 2008, enterprises established in the People's Republic of China (the "**PRC**") which distribute dividend for the accounting period from January 1, 2008 onwards shall withhold for payment of the corporate income tax, and the payer shall be the withholding agent. In order to protect the legal entitlement of the investors, the board of directors of the Company would like to make further announcement in relation to the arrangement for distribution of the interim dividend and withholding profit income tax pursuant to the Corporate Income Tax Law as follows:

According to the Corporate Income Tax Law, the Company is required to withhold corporate income tax at the rate of 10% when distributing the interim dividend to non-resident enterprise shareholders whose names appear on the H share register of members of the Company on September 26, 2008.

Accordingly, the Company has no obligation to withhold corporate income tax when distributing the interim dividend to resident enterprise shareholders whose names appear on the H share register of members of the Company on September 26, 2008. Any resident enterprise (such term shall have the meaning as defined under the Corporate Income Tax Law) whose name appears on the H share register of members of the Company and which is set up in the PRC in accordance with the PRC law, or which is set up in accordance with the law of a foreign country (region) whose actual administration institution is in the PRC should lodge with Computershare Hong Kong Investor Services Limited an legal opinion issued by a lawyer qualified to practice in the PRC (and endorsed with the law firm's chop), certifying that it is a resident enterprise, on or before 4:30 pm on Friday, September 19, 2008. The Company shall not be liable for any dispute relating to the withholding of corporate income tax which arises from any failure to lodge the legal opinion within the prescribed timeframe as mentioned above.

Investors should read this announcement carefully. The Company will withhold for payment of the 10% corporate profit tax strictly in accordance with the relevant laws or requirements of the relevant government departments and strictly based on what has been registered on the H share register of members on the record date.

By Order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, September 12, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Closure of Register of Members and Dividend Payment Date

Reference is made to the 2008 Interim Results Announcement published by Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") on August 15, 2008 whereby the board of directors of the Company declared an interim dividend of RMB0.20 per share. Holders of H shares whose names are on the Company's H share register of members on September 26, 2008 will be entitled to receive the interim dividend.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on A shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average middle exchange rate of Renminbi to Hong Kong dollars as announced by the People's Bank of China for the week prior to the date of declaration of dividends (RMB0.8789 equivalent to HK$1.00) and the interim dividend is HK$0.2276 per share.

According to the Law on Corporate Income Tax of the People's Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing the interim dividend to non-resident enterprise shareholders as appearing on the H share register of members of the Company. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.

In order to determine the list of holders of H shares who are entitled to receive the interim dividend for the period ended June 30, 2008, the Company's register of members of H shares will be closed from Monday, September 22, 2008 to Friday, September 26, 2008, both days inclusive, during which period no transfer of H shares will be effected. In order to qualify for the interim dividend, holders of H shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:30 p.m. on Friday, September 19, 2008. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to the Receiving Agent the interim dividend declared for payment to holders of H shares. The interim dividend will be paid by the Receiving Agent and relevant cheques will be dispatched on or before October 10, 2008 to holders of H Shares whose names appear on the H share register of members of the Company on September 26, 2008 by ordinary post at their own risk.

By Order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, September 8, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年8月28日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨2008-037

中國平安保險（集團）股份有限公司
第七屆董事會第二十三次會議決議公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）董事會及全體董事保證公告內容不存在任何虛假記載、誤導性陳述或者重大遺漏，並對公告內容的真實性、準確性和完整性承擔個別及連帶責任。

本公司第七屆董事會第二十三次會議於2008年8月25日至2008年8月28日期間以通訊表決的方式召開，會議應參會董事19人，實際參會董事19人。會議符合《公司法》和本公司《公司章程》的規定。

會議以投票表決的方式通過了如下議案：

一、審議通過了《集團2008年半年度償付能力報告》，並同意將該報告提交中國保險監督管理委員會

表決結果：贊成19票、反對0票、棄權0票

二、審議通過了《關於審議增資平安壽險重大關聯交易的議案》

本公司控股子公司中國平安人壽保險股份有限公司（以下簡稱「平安壽險」）擬以總股本38億股為基礎，按照每0.76股配1股的原則向所有股東配售新股，總配股數為50億股，每股定價1元，配股後其總股本將達到88億股。如有股東放棄配股權利，其放棄部份將由其他參與配股的股東，按持股比例進行認購。

本公司作為平安壽險的控股股東，目前持有平安壽險3,762,038,000股，按照每0.76股配1股的原則，本公司可獲配售49.5億股，合計人民幣49.5億元。

根據《上海證券交易所股票上市規則》的相關規定，本公司對平安壽險的增資既不構成本公司應當披露的交易，也不構成本公司的關聯交易，可豁免披露和履行相應程序。但是根據中國保險監督管理委員會（以下簡稱「中國保監會」）《保險公司關聯交易管理暫行辦法》的相關規定，本公司對平安壽險的增資構成中國保監會定義的重大關聯交易，現本公司董事審議一致同意本公司參與平安壽險的配股，預計配股出資額為人民幣49.5億元。

平安壽險本次增資的前提需獲得其股東大會以及中國保監會的審議批准。

表決結果：贊成19票、反對0票、棄權0票

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年8月28日

Reply Form 回條

To: Ping An Insurace (Group) Company of China, Ltd. (the "Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致：中國平安保險(集團)股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the Corporate Communications of the Company as indicated below:
本人／我們希望以下列方式收取本公司之公司通訊：
(Please tick **ONLY ONE** of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「✓」號)

☐ read the **Website version** of all future Corporate Communications published on the Company's website in place of receiving printed copies; **OR**
瀏覽在本公司網站發表之公司通訊網上版本，以代替印刷本；或

☐ to receive the Corporate Communications on **CD-ROM** only instead of receiving printed copies; **OR**
以光盤的形式收取公司通訊，以代替印刷本；或

☐ to receive the **printed English version** of all future Corporate Communications ONLY; **OR**
僅收取本公司通訊之英文印刷本；或

☐ to receive the **printed Chinese version** of all future Corporate Communications ONLY; **OR**
僅收取本公司通訊之中文印刷本；或

☐ to receive **both printed English and Chinese versions** of all future Corporate Communications.
同時收取本公司通訊之英文及中文印刷本。

Signature
簽名 ____________________

Contact telephone number:
聯絡電話號碼 ____________________

Date:
日期 ____________________

Notes:
附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. If the Company does not receive this Reply Form by 26 September 2008, all future Corporate Communications will be sent out in the manner specified in the Company's letter dated 27 August 2008.
倘若本公司於2008年9月26日仍未收到　閣下的回條，本公司將按2008年8月27日之本公司函件內所述之方式把日後之公司通訊寄予閣下。
3. By selecting to read the Website Version of the Corporate Communications published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive Corporate Communications in printed form.
在選擇瀏覽在本公司網站發表之公司通訊網上版本以代替收取印刷本後，　閣下已明示同意放棄收取公司通訊印刷本的權利。
4. If your shares are held in joint names, the Shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.
如屬聯名股東，則本回條須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communications to be sent to Shareholders of the Company until you notify otherwise by reasonable notice in writing to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East Wanchai, Hong Kong.
上述指示適用於將來寄發予本公司股東之所有公司通訊，直至　閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室另作選擇為止。
6. All Future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's H share registrar upon request.
本公司或本公司H股股份過戶登記處將備有所有公司通訊之英、中文印刷本以供索閱。
7. The shareholders are entitled to change the choice of means of receipt or language of the Company's Corporate Communications at any time by reasonable notice in writing to the Company's share registrar.
股東有權隨時發出合理書面通知本公司股份過戶登記處，要求更改收取公司通訊之語言版本及方式。

Change Request Form 變更申請表

To: Ping An Insurace (Group) Company of China, Ltd. (the "Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致：中國平安保險(集團)股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

I/We would like to receive the Corporate Communications of the Company as indicated below:
本人／我們希望以下列方式收取本公司之公司通訊：
(Please tick **ONLY ONE** of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「✓」號)

☐ read the **Website version** of all future Corporate Communications published on the Company's website in place of receiving printed copies; **OR**
瀏覽在本公司網站發表之公司通訊網上版本，以代替印刷本；或

☐ to receive the Corporate Communications on **CD-ROM** only instead of receiving printed copies; **OR**
以光盤的形式收取公司通訊，以代替印刷本；或

☐ to receive the **printed English version** of all future Corporate Communications ONLY; **OR**
僅收取本公司通訊之英文印刷本；或

☐ to receive the **printed Chinese version** of all future Corporate Communications ONLY; **OR**
僅收取本公司通訊之中文印刷本；或

☐ to receive **both printed English and Chinese versions** of all future Corporate Communications.
同時收取本公司通訊之英文及中文印刷本。

Signature
簽名 ______________________________

Contact telephone number:
聯絡電話號碼 ______________________________

Date:
日期 ______________________________

Notes:
附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. If the Company does not receive this Change Request Form by 26 September 2008, all future Corporate Communications will be sent out in the manner specified in the Company's letter dated 27 August 2008.
倘若本公司於2008年9月26日仍未收到 閣下的變更申請表，本公司將按2008年8月27日之本公司函件內所述之方式把日後之公司通訊寄予閣下。
3. By selecting to read the Website Version of Corporate Communications published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive Corporate Communications in printed form.
在選擇瀏覽在本公司網站發表之公司通訊網上版本以代替收取印刷本後， 閣下已明示同意放棄收取公司通訊印刷本的權利。
4. If your shares are held in joint names, the Shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Change Request Form in order to be valid.
如屬聯名股東，則本變更申請表須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communications to be sent to Shareholders of the Company until you notify otherwise by reasonable notice in writing to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East Wanchai, Hong Kong.
上述指示適用於將來寄發予本公司股東之所有公司通訊，直至 閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室另作選擇為止。
6. All Future Corporate Communications in both printed English and Chinese versions will be available for inspection from the Company or the Company's H share registrar upon request.
本公司或本公司H股股份過戶登記處將備有所有公司通訊之英、中文印刷本以供索閱。
7. The shareholders are entitled to change the choice of means of receipt or language of the Company's Corporate Communications at any time by reasonable notice in writing to the Company's share registrar.
股東有權隨時發出合理書面通知本公司股份過戶登記處，要求更改收取公司通訊之語言版本及方式。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

27 August 2008

Dear Sir/Madam,

Election of Means and Language of Receipt of Corporate Communication

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, we are writing to seek your election in relation to the following matters regarding the corporate communication ("Corporate Communication") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") to be dispatched in the future.

Corporate Communication includes any document to be issued by the Company for your information or action, including but not limited to:

(a) annual report;

(b) interim report;

(c) notice of meeting;

(d) listing document; and

(e) circular.

You may choose:

(1) to read the Corporate Communication published on the Company's website ("Website Version") instead of receiving printed copies; or

(2) to receive the Corporate Communication on CD-ROM only instead of receiving printed copies; or

(3) to receive a printed English version of the Corporate Communication only; or

(4) to receive a printed Chinese version of the Corporate Communication only; or

(5) to receive both the printed English and Chinese versions of the Corporate Communication.

For the purpose of environmental protection and cost saving, we recommend you to select the Website Version. Even if you have chosen the Website Version, you have the right at any time by sending reasonable notice in writing to the Company's H share registrar to change your choice.

Please tick the appropriate box in the enclosed Reply Form and sign and return the same with the envelope provided to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If the Company do not receive the Reply Form from you by 26 September 2008 and until you inform the Company's H share registrar by reasonable notice in writing, only a printed Chinese version of the Company's Corporate Communication will be sent if you are a shareholder who is a natural person with a Chinese name and has an address in Hong Kong appearing on the register of members of the Company. Otherwise, we will only send you a printed English version of the Company's Corporate Communication.

Please note that: (a) both the printed English and Chinese versions of the Corporate Communication will be available from the Company or its H share registrar on request; and (b) both the English and Chinese versions of the Corporate Communication will be available on the Company's website at www.pingan.com.cn and the website of The Stock Exchange of Hong Kong Limited.

Should you have any queries relating to this letter, please contact the Company's H share register by calling our hotline at (852) 2862 8555 during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays).

Yours faithfully,
For and on behalf of
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Company Secretary

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

27 August 2008

Dear Sir/Madam,

2008 Interim Report

We attach the 2008 Interim Report (the "Current Corporate Communication") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") which has been prepared in English and Chinese.

Those shareholders who (a) have chosen to receive CD-ROM in lieu of the printed copy and would like to receive a printed copy; or (b) received the Current Corporate Communication in either the English or Chinese language only and would like to receive a printed copy in the other language; or (c) want to change their choice of language and means of receipt of all future corporate communications, please complete the enclosed Change Request Form and send it to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, using the postage-prepaid envelope provided. The Change Request Form may also be downloaded from the Company's website at: www.pingan.com.cn.

Shareholders are entitled at any time by reasonable notice in writing to the Company's H share registrar to change their choice of language and means of receipt of corporate communications.

Both the English and Chinese versions of the Current Corporate Communication are available on the Company's website at: www.pingan.com.cn for 5 years from the date of first publication.

Should you have any queries relating to this letter, please contact the Company by calling our H share registrar's hotline on (852) 2862 8555 during business hours (9:00 a.m. to 6:00 p.m., Mondays to Fridays, excluding public holidays).

Yours faithfully,
For and on behalf of
Ping An Insurance (Group) Company of China, Ltd.
YAO Jun
Company Secretary

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

August 27, 2008

Dear Shareholder(s),

Notification of Publication of 2008 Interim Report on Website

We hereby notify you that the 2008 Interim Report of the Company (in both English and Chinese versions) is now available for your viewing on the Company's website at www.pingan.com.cn.

Yours faithfully,
For and on behalf of
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Company Secretary

中国平安
专业·价值 PING AN OF CHINA

Ping An Insurance (Group) Company of China, Ltd.

Hong Kong Exchanges and Clearing Limited Stock Code: 2318





CONTENTS

Ping An Insurance (Group) Company of China, Ltd.
Interim Report 2008

Cautionary Statement Regarding Forward-Looking Statements

To the extent any statements made in this report contains information that is not historical are essentially forward-looking. These forward-looking statements include but are not limited to projections, targets, estimates and business plans that the Company expects or anticipates will or may occur in the future. These forward-looking statements are subject to known and unknown risks and uncertainties that may be general or specific. Certain statements, such as those include the words or phrases "potential", "estimates", "expects", "anticipates", "objective", "intends", "plans", "believes", "will", "may", "should", and similar expressions or variations on such expressions may be considered forward-looking statements.

Readers should be cautioned that a variety of factors, many of which are beyond the Company's control, affect the performance, operations and results of the Company, and could cause actual results to differ materially from the expectations expressed in any of the Company's forward-looking statements. These factors include, but are not limited to, exchange rate fluctuations, market shares, competition, environmental risks, changes in legal, financial and regulatory frameworks, international economic and financial market conditions and other risks and factors beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement that is contained in this report as a result of new information, future events or otherwise. None of the Company, or any of its employees or affiliates is responsible for, or is making, any representations concerning the future performance of the Company.

In this report, unless the context otherwise indicated, the following expressions shall have the following meanings:

Company, the Company, Group, the Group	Ping An Insurance (Group) Company of China, Ltd.
Ping An Life	Ping An Life Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Property & Casualty	Ping An Property & Casualty Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Health	Ping An Health Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Annuity	Ping An Annuity Insurance Company of China, Ltd., a subsidiary of the Company
Ping An Trust	China Ping An Trust & Investment Co., Ltd., a subsidiary of the Company
Ping An Securities	Ping An Securities Company, Ltd., a subsidiary of Ping An Trust
Ping An Asset Management	Ping An Asset Management Co., Ltd., a subsidiary of the Company
Shenzhen Ping An Bank	Shenzhen Ping An Bank Co., Ltd., a subsidiary of the Company
Ping An Overseas Holdings	China Ping An Insurance Overseas (Holdings) Limited, a subsidiary of the Company
Ping An Hong Kong	China Ping An Insurance (Hong Kong) Company Limited, a subsidiary of Ping An Overseas Holdings
Ping An Asset Management (Hong Kong)	Ping An of China Asset Management (Hong Kong) Company Limited, a subsidiary of Ping An Overseas Holdings
PRC Accounting Standards	The Accounting Standards for Business Enterprises and the other relevant regulations issued by the Ministry of Finance of the People's Republic of China
IFRS	International Financial Reporting Standards issued by International Accounting Standards Board
CSRC	China Securities Regulatory Commission
CIRC	China Insurance Regulatory Commission

CBRC	China Banking Regulatory Commission
SFO	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Model Code	the Model Code for Securities Transactions by Directors of Listed Companies contained in Appendix 10 to the Listing Rules
HSBC	The Hongkong and Shanghai Banking Corporation Limited
ICBC	Industrial and Commercial Bank of China
ICBC (Asia)	Industrial and Commercial Bank of China (Asia) Limited
Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Stock Exchange	The Stock Exchange of Hong Kong Limited
the Code on Corporate Governance Practices	the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules
Fortis	Fortis SA/NV and Fortis N.V.
Fortis Bank NV/SA	a wholly owned subsidiary of Fortis
Fortis Investment	Fortis Investment Management NV/SA

Total Income


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
63,633
69,819
Jun-08
Jun-07

Net Profit


12,000
10,000
8,000
6,000
4,000
2,000
0
9,719
9,969
Jun-08
Jun-07

Earnings Per Share


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
1.29
1.39
Jun-08
Jun-07

PROFIT AND LOSS For the six months ended June 30, (in RMB million)	2008	2007
Total Income	**63,633**	69,819
Net Profit	**9,719**	9,969

PER ORDINARY SHARE For the six months ended June 30, (in RMB)	2008	2007
Basic Earnings	**1.29**	1.39

Total Assets


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
688,773
692,222
Jun-08
Dec-07

Total Liabilities


700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
598,353
578,371
Jun-08
Dec-07

Total Equity


120,000
100,000
80,000
60,000
40,000
20,000
0
90,420
113,851
Jun-08
Dec-07

BALANCE SHEET (in RMB million)	As at June 30, 2008	As at December 31, 2007
Total Assets	**688,773**	692,222
Total Liabilities	**598,353**	578,371
Total Equity	**90,420**	113,851

* Certain comparative figures have been reclassified to conform to current period's presentation.

In the first half of 2008, China faced and overcame a number of hardships brought about by unfavorable domestic and international economic environment, and by a number of catastrophic natural disasters. Whilst China's economic development remains promising and continues to grow as forecasted under the current macro-economic policy and control, the number of unfavorable factors that would hinder micro-economic growth has clearly grown. In the face of such complex operating environment, during the first half of the year, the Company has actively tackled the unfavorable factors, such as the heightened combined ratio of the property and casualty insurance business caused by the natural disasters and excessive market competition, the increase in cost driven by inflation and extreme volatility in the global capital market. By focusing on our strategy of profitable growth, we have maintained strong growth momentum of our three key businesses of insurance, banking and asset management.

For the six months ended June 30, 2008, the Company realized premium income of RMB69,228 million, representing an increase of 28.5% when compared with the corresponding period of the previous year. Due to the significant decrease in investment income, our net profit was RMB9,719 million, representing a decrease of 2.5% over the corresponding period of the previous year. Reviewing our operations for the first half of the year, the Company has achieved outstanding performance in the following sectors:

- Our core insurance business continued to sustain a healthy growth. In terms of our life insurance business, we have successfully implemented our "Reaching New Heights" and "Two-Tier Market Development" strategies. Our individual life sales force has maintained its growth momentum, and the number of sales agents has reached 315,000. The market share of our property and casualty insurance business has been steadily increasing with premium income reaching RMB14,671 million, representing an increase of 26.1% when compared with the corresponding period of the previous year. The asset entrusted under our pension annuity and the assets under investment management annuity business have doubled since the end of 2007, placing us No.1 in the market in terms of asset size and pension contribution.

- Our banking business has enjoyed an excellent start, and we have accelerated the build-out of our nationwide network. Both the corporate and retail businesses have achieved sound and steady growth. The accumulated number of in-force credit cards in Shanghai and Shenzhen has exceeded 700,000. Non-performing loan ratio was controlled at 0.5%, amongst the lowest in the industry. Quanzhou Branch, our first branch in a new region following the bank's merger and re-naming, obtained regulatory approval to operate, marking an important step forward for our cross-region operation. At the same time, we have increased investment in the banking business' infrastructure and developed strategic initiatives to strengthen the headquarters' ability to support a nationwide service network.

- Our third-party asset management business has made good progress. The first domestic QDII account entrusted to Ping An Asset Management has entered into the substantive operating stage, the size of assets under management has continued to grow. Ping An Trust has continually developed new and creative wealth management products, both asset size and customer number have increased steadily. Ping An Securities has successfully launched the first collective asset management product. With the backing of an integrated financial service platform, the advantages of our third-party asset management business in terms of customers, channels, products and services are starting to become apparent.

- Our investment business responded vigilantly to fluctuations in the capital markets. We have made timely adjustments to our asset allocation, increased the proportion of investment in fixed income assets, and focused on non-capital markets investments. All our investment projects remain on track. Furthermore, our overseas investment plan and the establishment of our global investment platform are proceeding smoothly. Taking advantage of the cooperation opportunities that brought by our investment in Fortis, we have entered into formal agreement with Fortis Bank NV/SA to acquire an equity stake in Fortis Investment, in order to accelerate the establishment of our global investment capability and to build a global asset management and QDII platform.

- Cross-selling has achieved remarkable result, and the synergies brought about by an integrated financial platform are becoming increasingly apparent. In the first half of the year, cross-selling accounted for 14.0% of the premium income for the property and casualty insurance business, 9.1% of the bank's new corporate deposits, 55.8% of new credit cards issued, 12.5% of new assets entrusted under the pension annuity and 12.7% of new assets under the investment management annuity business. The above figures demonstrate the efforts that we have endeavored to promote cross-selling for the past few years, through resource sharing and service integration, we have greatly increased the breadth and depth of our cross-selling activities.

May 27, 2008 marked the 20th anniversary of the establishment of Ping An. As a way of expressing our deep condolence for the victims of the Wenchuan earthquake, we had simplified our 20th anniversary celebration. Immediately after the disaster, our Company announced donations of approximately RMB40 million in total for disaster-relief in the disaster-hit areas and the reconstruction and repairment of elementary schools in Wenchuan and Beichuan counties. At the same time, our staff across all levels have made donations totalling over RMB35 million, the largest amount of staff donation amongst all insurance companies in China to date. In the face of this disaster, Ping An has resolutely taken up the sacred duty of helping people in distress and protecting people's livelihoods by taking concrete actions to assist the victims and affected customers to overcome their hardships.

Our Company is dedicated to fulfilling our social responsibility. Our role as a charitable corporate citizen has received widespread attention and high regards from all walks of society. In the fifth "2008 China Charity Ranking Announcement Ceremony", our Company was granted the "China's Top 10 Charitable Enterprises for 2008" award for the first time. In the "China's Most Respected Enterprises" poll jointly sponsored by the Economic Observer Newspaper and the Management Case Study Center of Peking University, our Company was granted the honour of "China's Most Respected Enterprises" for the seventh consecutive year. In the report on the "Assessment of Corporate Governance of Top 100 Chinese Listed Companies for 2008" issued by the Chinese Academy of Social Sciences, our Company was ranked No. 1 amongst 100 elected enterprises. With our outstanding operating results and strong profit growth and having been named twice as a Forbes 500 company, our Company marched into the Fortune 500 for the first time, ranking as No. 1 amongst Chinese private enterprises on the list.

Looking ahead to the second half of 2008, the fundamentals of the Chinese economy are sound and the macro-economic control measures will become more flexible. However, with the woes of the U.S. sub-prime problem yet to dissipate, worldwide economic growth slowing down and the global inflation rising, there will be potential pressure on slowing down the growth of the Chinese economy, our Company's goal of surpassing the annual profit target will be a major challenge. In the second half of the year, our life insurance business will continue to implement the "Two Tier Market Development" strategy and enhance the average productivity per agent through the week unit working system. Our property and casualty insurance business will continue with its strategy to build sales channel aggressively and to control costs of sale effectively so we can achieve our goal of "surpassing targets healthily". For the banking business, various systems and operation platforms will be erected to expedite our development into a nationwide bank. For the investment business, risk management and control will be strengthened, investments will be actively sought in non-capital market, whilst third-party asset management business will be further expanded. Meanwhile, the Company will continue to expand the breadth and depth of cross-selling, ensuring that our synergies will be fully maximized.

Since the fourth quarter of last year, the global economy has suffered from the impact of the sub-prime issue in the U.S., investor confidence has fallen sharply and stock markets worldwide have experienced deep correction, our Company's share price also experienced significant fluctuations. However, the Company's fundamentals remain sound, and strong growth continues to be recorded across all businesses with the competitive advantages of our integrated financial platform remaining apparent. In the second half of 2008, China will host the Beijing Olympic Games which will draw the attention of the world, and at the same time, it will mark the beginning of Ping An's third decade of operations. Looking at the opportunities and challenges that lie ahead, from the perspective of an enterprise that is striving to be a century-old financial institution, we clearly recognize that the past twenty years has merely been an important stage in our founding and development. Our dream of becoming a century-old enterprise can only be realized through having the ability to maintain sustainable growth, and in this sense, we are fully confident in our Company's long-term investment value.

We firmly believe that, with the advantages of our Company's integrated financial platform, prudent investment and financial policies, strong customer base and centralized operation, Ping An is ready for all kinds of challenges that lie ahead, and each of our businesses will strive to achieve "sustainable, valuable and superior" growth in order to deliver long-term sustainable value to our clients, shareholders and society.

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
August 15, 2008

GROUP'S CONSOLIDATED PERFORMANCE

In the first half of 2008, amidst various adverse economic factors as well as the difficulties brought about by catastrophic natural disasters, China's economy continued to grow at a steady pace as forecasted under the macroeconomic control policies. However, the number of unfavourable factors that would hinder micro-economic growth has clearly grown. Under this complex operating environment, the Company has actively tackled unfavorable factors by focusing on our integrated-financial services platform and ever-increasing competitive advantages. As a result, we have maintained the strong growth momentum of our insurance, banking and asset management businesses.

The following is a summary of the consolidated results of the Group:

For the six months ended June 30, (in RMB million)	2008	2007
Total income	**63,633**	69,819
Total expenses	**(53,289)**	(59,003)
Operating profit before tax	**10,344**	10,816
Net profit	**9,719**	9,969

The following table sets forth the breakdown of our net profit by business segment:

For the six months ended June 30, (in RMB million)	2008	2007
Life insurance	**8,325**	6,018
Property and casualty insurance	**339**	760
Banking	**795**	1,086
Securities	**401**	676
Other businesses(1)	**(141)**	1,429
Net profit	**9,719**	9,969

(1) Other businesses mainly include corporate, trust business and asset management business.

Consolidated net profit decreased 2.5% to RMB9,719 million in the six months ended June 30, 2008 from RMB9,969 million in the same period in 2007. This decrease was primarily due to the decrease in both investment returns and profit from our investment business, as a result of fluctuations in the capital markets. The significant decrease in net profit of other businesses was primarily due to the significant decrease in net profit of our corporate business to RMB-339 million in the six months ended June 30, 2008 from RMB1,140 million in the same period in 2007, as a result of the decrease in investment income.

Our life insurance business, property and casualty insurance business, banking business and securities business accounted for approximately 85.7%, 3.5%, 8.2% and 4.1%, respectively, of our net profit.

1 Certain comparative figures have been reclassified or restated to conform to current period's presentation.

Consolidated Investment Income

For the six months ended June 30, (in RMB million, except percentages)	2008	2007
Net investment income	**10,259**	9,893
Net realized and unrealized gains	**601**	15,844
Impairment losses	**(1,585)**	–
Total investment income	**9,275**	25,737
Net investment yield[1]	**3.8%**	4.3%
Total investment yield[1]	**3.6%**	8.5%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies and investment income from banking business are excluded in the calculation of the above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle.

In the first half of 2008, our domestic and overseas investments were affected by the negative factors from both domestic and overseas capital markets. In the face of the market fluctuations, we proactively managed to adjust asset allocation for stable investment returns, and achieved the objectives in different phases of our investment business. However, the significant decrease in total investment income definitely has certain negative impact on our net profit.

Our net investment income increased 3.7% to RMB10,259 million in the six months ended June 30, 2008 from RMB9,893 million in the same period in 2007. This increase was primarily due to the increase in interest income from our fixed maturity investments. Net investment yield decreased to 3.8% in the six months ended June 30, 2008 from 4.3% in the same period in 2007. This decrease was primarily due to the lower dividend income from our equity investment funds.

Our total investment income decreased 64.0% to RMB9,275 million in the six months ended June 30, 2008 from RMB25,737 million in the same period in 2007. Total investment yield decreased to 3.6% in the six months ended June 30, 2008 from 8.5% in the same period in 2007. These decreases were primarily due to the significant decrease in net realized and unrealized gains as a result of stock market fluctuations.

Our certain available-for-sale equity investments have incurred relatively significant and prolonged unrealized losses. We have impaired those available-for-sale equity investments which met objective evidence of impairment criteria as at June 30, 2008. Our holding of Fortis shares are classified as available-for-sale equity investments. According to our long term holding strategy and relevant accounting policies, impairment provision on Fortis shares was not considered to be necessary as at June 30, 2008.

We managed to improve the asset allocation of our investment portfolio in response to fluctuations in the capital markets. As a result, our fixed maturity investments as a percentage of our total investment assets increased to 64.2% as at June 30, 2008 from 47.7% as at December 31, 2007, while our equity investments decreased to 15.6% as at June 30, 2008 from 24.7% as at December 31, 2007.

The following table presents our investment portfolio allocations among the major categories of our investments:

	As at June 30, 2008		As at December 31, 2007	
(in RMB million, except percentages)	**Carrying Value**	**% of Total**	Carrying Value	% of Total
Fixed maturity investments				
Term deposits[1]	**49,622**	**11.1%**	33,188	7.0%
Bond investments[1]	**235,184**	**52.4%**	191,023	40.2%
Other fixed maturity investments[1]	**2,946**	**0.7%**	2,411	0.5%
Equity investments				
Equity investment fund[1]	**15,379**	**3.4%**	15,792	3.3%
Equity securities	**51,390**	**11.4%**	100,015	21.1%
Investment in associates	**3,401**	**0.8%**	1,472	0.3%
Investment properties	**3,608**	**0.8%**	3,812	0.8%
Cash, cash equivalents and others	**86,999**	**19.4%**	127,174	26.8%
Total investments[2]	**448,529**	**100.0%**	474,887	100.0%

(1) These figures exclude items that are classified as cash and cash equivalents.

(2) Investment assets exclude banking business.

In the second half of 2008, as part of our efforts in attaining long term sustainable investment returns, we will further refine our investment strategies, proactively adjust our investment portfolio asset allocation and actively develop our non-capital market investment business.

Foreign Currency Losses

In the first half of 2008, Renminbi continued to appreciate against other major currencies, in particular the U.S. Dollar. As a result, we experienced a net foreign exchange loss of RMB525 million in the six months ended June 30, 2008 as compared to a loss of RMB335 million in the same period in 2007.

LIFE INSURANCE BUSINESS

We conduct our life insurance business through Ping An Life, Ping An Annuity and Ping An Health. Ping An Life is the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits. For the six months ended June 30, 2008, our life insurance business accounted for approximately 12.8% of the total gross written premiums, policy fees and premium deposits received by the PRC life insurance companies, based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards.

The following table sets forth certain operation data of our life insurance business:

	As at June 30, 2008	As at December 31, 2007
Market share of gross written premiums, policy fees and premium deposits[(1)]	**12.8%**	16.0%
Number of customers:		
Individual (in thousands)	**35,048**	33,808
Corporate (in thousands)	**399**	351
Total (in thousands)	**35,447**	34,159
Persistency ratio:		
13-month	**92.5%**	90.4%
25-month	**84.1%**	81.2%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.
Market share as at June 30, 2008 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as at December 31, 2007 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

In 2008, sales through bancassurance channels of the whole life insurance industry achieved significant growth. We have also reinforced the development of bancassurance channels, however, the growth rate was still below the industry average, therefore resulting in a decrease in market share of our life insurance business.

Our life insurance business has been responsive to meet the ever-changing market demand with the adoption of proactive product strategies and the enhancement of marketing efforts. We continued to strengthen the infrastructure of our organization, distribution channels and customer platforms, and reinforce the development strategy of bancassurance channels. While we strive to ensure the productivity and service quality of our sales agents, the number of our individual life insurance sales agents increased to approximately 315,000 as at June 30, 2008 from approximately 302,000 as at December 31, 2007. We also continue our efforts in enhancing customer service quality. As a result, the 13-month and 25-month persistency ratios for our individual life insurance policies maintained at a satisfactory level of above 90% and 80% respectively as at June 30, 2008. In addition, the progress of our back office process re-engineering is encouraging, which will provide strong support for the rapid growth of our business.

Results of Operations

The following is a summary of the results of our life insurance business:

For the six months ended June 30, (in RMB million)	**2008**	2007
Gross written premiums, policy fees and premium deposits	**54,557**	42,248
Less: Premium deposits	**(15,036)**	(10,045)
Gross written premiums and policy fees	**39,521**	32,203
Net earned premiums	**38,495**	31,450
Investment income	**8,768**	22,038
Share of profits of associates	**27**	-
Other income	**762**	370
Total income	**48,052**	53,858
Change in deferred policy acquisition costs	**4,966**	3,727
Claims and policyholders' benefits	**(33,922)**	(43,045)
Commission expenses of insurance operations	**(5,934)**	(4,601)
Foreign currency losses	**(403)**	(316)
General, administrative and other expenses	**(3,837)**	(3,649)
Total expenses	**(39,130)**	(47,884)
Income taxes	**(597)**	44
Net profit	**8,325**	6,018

Gross Written Premiums, Policy Fees and Premium Deposits

For the six months ended June 30, 2008 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	8,007	3,436	11,443
First year single premiums	13	–	13
Short term accident and health premiums	977	–	977
Total new business	8,997	3,436	12,433
Renewal business	23,994	5,857	29,851
Total individual life	32,991	9,293	42,284
Bancassurance			
New business			
First year regular premiums	31	63	94
First year single premiums	935	5,674	6,609
Short term accident and health premiums	1	–	1
Total new business	967	5,737	6,704
Renewal business	145	6	151
Total bancassurance	1,112	5,743	6,855
Group insurance			
New business			
First year single premiums	3,219	–	3,219
Short term accident and health premiums	2,004	–	2,004
Total new business	5,223	–	5,223
Renewal business	195	–	195
Total group insurance	5,418	–	5,418
Total life insurance	39,521	15,036	54,557

For the six months ended June 30, 2007 (in RMB million)	Premiums and policy fees	Premium deposits	Total
Individual life			
New business			
First year regular premiums	6,921	1,890	8,811
First year single premiums	13	–	13
Short term accident and health premiums	935	–	935
Total new business	7,869	1,890	9,759
Renewal business	19,836	4,638	24,474
Total individual life	27,705	6,528	34,233
Bancassurance			
New business			
First year regular premiums	45	–	45
First year single premiums	195	3,517	3,712
Short term accident and health premiums	1	–	1
Total new business	241	3,517	3,758
Renewal business	126	–	126
Total bancassurance	367	3,517	3,884
Group insurance			
New business			
First year single premiums	2,278	–	2,278
Short term accident and health premiums	1,641	–	1,641
Total new business	3,919	–	3,919
Renewal business	212	–	212
Total group insurance	4,131	–	4,131
Total life insurance	32,203	10,045	42,248

Individual Life Business. Gross written premiums, policy fees and premium deposits for our individual life business increased 23.5% to RMB42,284 million in the six months ended June 30, 2008 from RMB34,233 million in the same period in 2007. This increase was primarily due to the 27.4% increase in first year premiums, policy fees and premium deposits to RMB12,433 million in the six months ended June 30, 2008 from RMB9,759 million in the same period in 2007, as a result of the continued improvement in the quantity and productivity of our agency force. In addition, renewal premiums, policy fees and premium deposits for our individual life business increased 22.0% to RMB29,851 million in the six months ended June 30, 2008 from RMB24,474 million in the same period in 2007. Meanwhile, gross written premiums and policy fees for renewal insurance policies of our short term accident and health insurance and guaranteed renewal health insurance increased 7.8% to RMB1,386 million in the six months ended June 30, 2008 from RMB1,286 million in the same period in 2007.

Bancassurance Business. Gross written premiums, policy fees and premium deposits for our bancassurance business increased 76.5% to RMB6,855 million in the six months ended June 30, 2008 from RMB3,884 million in the same period in 2007. This increase was primarily due to the launch of our new investment-linked products sold through our bancassurance channels in the second half of 2007.

Group Insurance Business. Gross written premiums and policy fees for our group insurance business increased 31.2% to RMB5,418 million in the six months ended June 30, 2008 from RMB4,131 million in the same period in 2007. This increase was primarily due to our focus on multi sales channel development, promotion of employee welfare benefit plans and other businesses. Gross written premiums and policy fees for our short-term accident and health insurance of group insurance business increased 22.1% to RMB2,004 million in the six months ended June 30, 2008 from RMB1,641 million in the same period in 2007

The following table sets forth the breakdown of gross written premiums, policy fees and premium deposits for our life business by product type:

For the six months ended June 30, (in RMB million, except percentages)	**2008**		2007	
	Amount	**% of Total**	Amount	% of Total
Participating	**21,597**	**39.6%**	17,137	40.6%
Universal life	**14,400**	**26.4%**	11,583	27.4%
Long term health	**4,203**	**7.7%**	4,095	9.7%
Life	**2,818**	**5.2%**	2,928	6.9%
Investment-linked	**5,298**	**9.7%**	2,035	4.8%
Annuity	**3,259**	**6.0%**	1,893	4.5%
Short term accident and health	**2,982**	**5.4%**	2,577	6.1%
Total	**54,557**	**100.0%**	42,248	100.0%

Investment Income

For the six months ended June 30, (in RMB million, except percentages)	2008	2007
Net investment income	**8,192**	8,937
Net realized and unrealized gains	**1,858**	13,101
Impairment losses	**(1,282)**	–
Total investment income	**8,768**	22,038
Net investment yield(1)	**4.0%**	4.6%
Total investment yield(1)	**4.2%**	8.9%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies are excluded in the calculation of the above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle.

Net investment income for our life insurance business decreased 8.3% to RMB8,192 million in the six months ended June 30, 2008 from RMB8,937 million in the same period in 2007. This decrease was primarily due to the decrease in dividend income received from our equity investment funds as a result of stock market fluctuations, which was partially offset by an increase in interest income from our fixed maturity investments. Net investment yield for our life insurance business decreased to 4.0% in the six months ended June 30, 2008 from 4.6% in the same period in 2007.

Total investment income for our life insurance business decreased 60.2% to RMB8,768 million in the six months ended June 30, 2008 from RMB22,038 million in the same period in 2007. Total investment yield for our life insurance business decreased to 4.2% in the six months ended June 30, 2008 from 8.9% in the same period in 2007. These decreases were primarily due to the significant decrease in net realized and unrealized gains as a result of the stock market fluctuations, as well as the impairment losses provided for certain available-for-sale equity investments.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB4,966 million in the six months ended June 30, 2008 as compared to RMB3,727 million in the same period in 2007. The bigger change in deferred policy acquisition costs was primarily due to the increase in first year premiums, policy fees and premium deposits from our individual life business.

Claims and Policyholders' Benefits

Claims and policyholders' benefits decreased 21.2% to RMB33,922 million in the six months ended June 30, 2008 from RMB43,045 million in the same period in 2007. The following table summarizes total expenses pursuant to claims, surrenders, annuities, maturities and survival benefits, policyholder dividends and provisions, interest credited to policyholder contract deposits, and increase in policyholders' reserves.

For the six months ended June 30, (in RMB million)	2008	2007
Claims	**1,979**	1,604
Surrenders	**4,588**	4,181
Annuities	**1,660**	1,427
Maturities and survival benefits	**7,217**	3,582
Policyholder dividends and provisions	**4,162**	897
Interest credited to policyholder contract deposits	**1,083**	451
Increase in policyholders' reserves	**13,233**	30,903
Total claims and policyholders' benefits	**33,922**	43,045

Payments for claims increased 23.4% to RMB1,979 million in the six months ended June 30, 2008 from RMB1,604 million in the same period in 2007. This increase was primarily due to the increase in gross written premiums and policy fees for our guaranteed renewal health insurance as well as higher claims expense incurred for our short term accident and health products.

Payments for surrenders increased 9.7% to RMB4,588 million in the six months ended June 30, 2008 from RMB4,181 million in the same period in 2007. This increase was primarily due to the increase in payments for surrenders of certain insurance products sold through our bancassurance channels.

Payments for maturities and survival benefits increased significantly to RMB7,217 million in the six months ended June 30, 2008 from RMB3,582 million in the same period in 2007. This increase was primarily due to the increase in maturities and survival benefits paid as a result of the product features of certain individual life insurance and bancassurance products.

Payments for policyholder dividends and provisions increased significantly to RMB4,162 million in the six months ended June 30, 2008 from RMB897 million in the same period in 2007. This increase was primarily due to the higher dividend level for our participating products and distribution of special dividends. Our participating special dividend reserves decreased accordingly.

Payments for interest credited to policyholder contract deposits increased significantly to RMB1,083 million in the six months ended June 30, 2008 from RMB451 million in the same period in 2007. This increase was primarily due to the increase in sales of universal life policies and higher credit interest rates for our universal life insurance. Our universal life smoothing reserves decreased accordingly.

The increase in policyholders' reserves was RMB13,233 million in the six months ended June 30, 2008 as compared to RMB30,903 million in the same period in 2007. The smaller increase in policyholders' reserves was primarily due to (1) the significant increase in payments for policyholder dividends and interests credited for universal life insurance and significant decrease in market value of certain investment assets in the first half of 2008, as a result, the difference (decrease) of change in participating special dividend reserves and universal life smoothing reserves between the two periods was RMB16,571 million; (2) the significant increase in payments for maturities and survival benefits.

Commission Expenses

For the six months ended June 30,	**2008**	2007
Commission expenses as a percentage of gross written premiums, policy fees and premium deposits	**10.9%**	10.9%

Commission expenses of insurance operations, which we paid primarily to our sales agents, increased 29.0% to RMB5,934 million in the six months ended June 30, 2008 from RMB4,601 million in the same period in 2007. This increase was primarily due to the increase in gross written premiums, policy fees, and premium deposits. As a percentage of gross written premiums, policy fees and premium deposits, commission expenses maintained at 10.9% in the six months ended June 30, 2008 as compared to the same period in 2007.

General, Administrative and Other Expenses

For the six months ended June 30, (in RMB million, except percentages)	**2008**	2007
Business tax and surcharges	**569**	753
Other general, administrative expenses and other expenses	**3,268**	2,896
Total	**3,837**	3,649
General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits	**7.0%**	8.6%

General, administrative and other expenses increased 5.2% to RMB3,837 million in the six months ended June 30, 2008 from RMB3,649 million in the same period in 2007. This increase was primarily due to the increase in gross written premiums, policy fees and premium deposits. General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits decreased to 7.0% in the six months ended June 30, 2008 from 8.6% in the same period in 2007. This decrease was primarily due to the decrease in business tax and surcharges paid on realized investment gains, as a result of capital market fluctuations.

Income Taxes

For the six months ended June 30,	**2008**	2007
Effective tax rate	**6.7%**	-0.7%

Income taxes increased to RMB597 million in the six months ended June 30, 2008 from RMB-44 million in the same period in 2007. The effective tax rate increased to 6.7% in the six months ended June 30, 2008 from -0.7% in the same period in 2007. These increases were primarily due to the significant decrease in dividend income from equity investment funds, which was entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, the net profit from our life insurance business increased 38.3% to RMB8,325 million in the six months ended June 30, 2008 from RMB6,018 million in the same period in 2007.

PROPERTY AND CASUALTY INSURANCE BUSINESS

We conduct our property and casualty insurance business through Ping An Property & Casualty and Ping An Hong Kong. Ping An Property & Casualty is the third largest property and casualty insurance company in the PRC in terms of gross written premiums. For the six months ended June 30, 2008, our property and casualty insurance business accounted for approximately 10.7% of the total gross written premiums received by the PRC property and casualty insurance companies, based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards.

The following tables set forth certain operation data of our property and casualty insurance business:

	As at June 30, 2008	As at December 31, 2007
Market share of gross written premiums[(1)]	**10.7%**	10.3%
Number of customers:		
Individual (in thousands)	**8,680**	7,140
Corporate (in thousands)	**2,036**	1,617
Total (in thousands)	**10,716**	8,757

	For the six months ended June 30, 2008	For the year ended December 31, 2007
Combined ratio:		
Expense ratio	**36.5%**	36.5%
Loss ratio	**69.6%**	61.1%
Combined ratio	**106.1%**	97.6%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.
Market share as at June 30, 2008 was computed based on gross written premiums accumulated over a period of six months.
Market share as at December 31, 2007 was computed based on gross written premiums accumulated over a period of one year.

In the first half of 2008, the occurrence of natural disasters such as heavy snow storm, earthquakes and rain storm, as well as the decrease in premium rates of compulsory third party liability insurance for automobiles, have led to an increase in combined ratio and exerted pressure on the profitability of our property and casualty insurance business. If excluding net loss from heavy snow storm, earthquakes and rain storm, our combined ratio was 98.2% in the six months ended June 30, 2008.

In order to achieve healthy and stable growth in our property and casualty insurance business in an increasingly competitive market, we have proactively implemented measures to strengthen the build-up of our distribution network, including the reinforcement of our direct sales channels targeting high-end customers and strengthening of the sales capability of our professional sales force. Also, more efforts were put on the development of low-cost sales channels such as telemarketing and cross selling, with the aim to increase the share attributable to sales through low-cost distribution channels. Meanwhile, based on the characteristics of regional markets, we have implemented more refined regional development and resources allocation strategies.

We continuously review every segment of our operations and refine the critical processes, with the aim of reinforcing our centralized operating platform, establishing a leading operations management system in Mainland China, minimizing operation costs and achieving a sustainable corporate growth.

Results of Operations

The following is a summary of the results of our property and casualty insurance business:

For the six months ended June 30, (in RMB million)	**2008**	2007
Gross written premiums	**14,671**	11,637
Net earned premiums	**9,619**	7,599
Reinsurance commission income	**657**	564
Investment income	**990**	957
Other income	**29**	12
Total income	**11,295**	9,132
Change in deferred policy acquisition costs	**350**	409
Claims expenses	**(6,697)**	(4,804)
Commission expenses of insurance operations	**(1,405)**	(1,124)
Foreign currency losses	**(37)**	(11)
General and administrative expenses	**(3,165)**	(2,540)
Including: investment related general and administrative expenses	**(50)**	(32)
Other expenses	**(12)**	(11)
Total expenses	**(10,966)**	(8,081)
Income taxes	**10**	(291)
Net profit	**339**	760

Gross Written Premiums

For the six months ended June 30, (in RMB million)	2008	2007
Automobile insurance	**10,225**	7,801
Non-automobile insurance	**3,650**	3,254
Accident and health insurance	**796**	582
Total gross written premiums	**14,671**	11,637

Gross written premiums increased 26.1% to RMB14,671 million in the six months ended June 30, 2008 from RMB11,637 million in the same period in 2007. This increase was primarily due to the steady growth in all three principal lines of our property and casualty insurance business.

Automobile Insurance Business. Gross written premiums attributable to our automobile insurance business increased 31.1% to RMB10,225 million in the six months ended June 30, 2008 from RMB7,801 million in the same period in 2007. This increase was primarily due to the continued increase in demand for automobiles in the PRC.

Non-automobile Insurance Business. Gross written premiums attributable to our non-automobile insurance business increased 12.2% to RMB3,650 million in the six months ended June 30, 2008 from RMB3,254 million in the same period in 2007. This increase was primarily due to the increase in sales of commercial property insurance and cargo insurance. Gross written premiums attributable to our commercial property insurance increased 6.3% to RMB1,645 million in the six months ended June 30, 2008 from RMB1,547 million in the same period in 2007, and gross written premiums attributable to our cargo insurance increased 40.9% to RMB455 million in the six months ended June 30, 2008 from RMB323 million in the same period in 2007.

Accident and Health Insurance Business. Gross written premiums attributable to our accident and health insurance business increased 36.8% to RMB796 million in the six months ended June 30, 2008 from RMB582 million in the same period in 2007. This increase was primarily due to our continuous focus on growing this line of business.

Investment Income

For the six months ended June 30, (in RMB million, except percentages)	2008	2007
Net investment income	**538**	407
Net investment yield[1]	**3.7%**	3.5%
Total investment income	**990**	957
Total investment yield[1]	**5.8%**	6.4%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies is excluded in the calculation of above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle.

Net investment income for our property and casualty insurance business increased 32.2% to RMB538 million in the six months ended June 30, 2008 from RMB407 million in the same period in 2007. This increase was primarily due to the higher dividend income received from our equity investment funds. Net investment yield for our property and casualty insurance business increased to 3.7% in the six months ended June 30, 2008 from 3.5% in the same period in 2007.

Total investment income for our property and casualty insurance business increased 3.4% to RMB990 million in the six months ended June 30, 2008 from RMB957 million in the same period in 2007. Our total investment yield for our property and casualty insurance business decreased to 5.8% in the six months ended June 30, 2008 from 6.4% in the same period in 2007. This decrease was primarily due to the decrease in net realized and unrealized gains as a result of stock market fluctuations.

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB350 million in the six months ended June 30, 2008 as compared to RMB409 million in the same period in 2007. The smaller change in deferred policy acquisition costs was primarily due to the decrease in the percentage of acquisition cost that can be deferred in the six months ended June 30, 2008 as compared to the same period in 2007.

Claims Expenses

For the six months ended June 30, (in RMB million)	**2008**	2007
Automobile insurance	**5,292**	3,935
Non-automobile insurance	**1,029**	594
Accident and health insurance	**376**	275
Total claims	**6,697**	4,804

Total claims increased 39.4% to RMB6,697 million in the six months ended June 30, 2008 from RMB4,804 million in the same period in 2007.

Claims attributable to our automobile insurance business increased 34.5% to RMB5,292 million in the six months ended June 30, 2008 from RMB3,935 million in the same period in 2007. This increase was primarily due to the increase in gross written premiums during the past twelve months.

Claims attributable to our non-automobile insurance business increased 73.2% to RMB1,029 million in the six months ended June 30, 2008 from RMB594 million in the same period in 2007. This increase was primarily due to the increase in claims expense as a result of natural disasters such as snow storm and earthquakes.

Claims attributable to our accident and health insurance business increased 36.7% to RMB376 million in the six months ended June 30, 2008 from RMB275 million in the same period in 2007. This increase was primarily due to the increase in gross written premiums during the past twelve months.

For the six months ended June 30, 2008, claims for our property and casualty business due to heavy snow storm, earthquakes and rain storm, which include claims incurred and claim reserves, net of claims recoverable from reinsurers, were approximately RMB486 million, RMB114 million and RMB132 million respectively.

Commission Expenses

For the six months ended June 30,	2008	2007
Commission expenses as a percentage of gross written premiums	**9.6%**	9.7%

Commission expenses of insurance operations increased 25.0% to RMB1,405 million in the six months ended June 30, 2008 from RMB1,124 million in the same period in 2007. This increase was primarily due to the increase in gross written premiums. As a percentage of gross written premiums, commission expenses decreased to 9.6% in the six months ended June 30, 2008 from 9.7% in the same period in 2007, which was kept on a steady level.

General, Administrative and Other Expenses

For the six months ended June 30, (in RMB million, except percentages)	2008	2007
Business tax and surcharges	**834**	661
Other general, administrative expenses and other expenses	**2,343**	1,890
Total	**3,177**	2,551
General, administrative and other expenses as a percentage of gross written premiums	**21.7%**	21.9%

General, administrative and other expenses increased 24.5% to RMB3,177 million in the six months ended June 30, 2008 from RMB2,551 million in the same period in 2007. This increase was primarily due to the increase in gross written premiums and increased marketing efforts resulting from intensified market competition in the property and casualty insurance industry. General, administrative and other expenses as a percentage of gross written premiums decreased to 21.7% in the six months ended June 30, 2008 from 21.9% in the same period in 2007.

Income Taxes

For the six months ended June 30,	2008	2007
Effective tax rate	**-3.0%**	27.7%

Income taxes decreased to RMB-10 million in the six months ended June 30, 2008 from RMB291 million in the same period in 2007. The effective tax rate decreased to -3.0% in the six months ended June 30, 2008 from 27.7% in the same period in 2007. These decreases were primarily due to the increase in dividend income from equity investment funds, which was entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, the net profit from our property and casualty insurance business decreased 55.4% to RMB339 million in the six months ended June 30, 2008 from RMB760 million in the same period in 2007.

BANKING BUSINESS

We conduct our banking business through Shenzhen Ping An Bank.

In the first half of 2008, whilst Shenzhen Ping An Bank is developing its existing businesses, gradual establishment of a national branch network is underway. The approval of the opening of Quanzhou Branch by the CBRC signifies another important milestone of Shenzhen Ping An Bank for its national expansion. Shenzhen Ping An Bank maintained a robust growth in corporate and consumer banking businesses. Since the first launch of credit card in Shenzhen and Shanghai in mid 2007, the accumulated number of in-force credit cards has reached 700,000. Amidst the growth in businesses, loan quality has been consistently improving. Non-performing loan ratio is controlled at 0.5%. Projects such as operation centralization, IT platform reconstruction and strengthening of risk management are well underway; management capability at head office level has been improved; mechanisms supporting capital management, financial management and cost management have been established and enhanced; more manpower are being allocated to various businesses and high calibre managers are not only brought in externally, but also cultivated internally. All these measures have laid down a solid foundation for the Shenzhen Ping An Bank to become a nationwide bank.

Results of Operation

The following is a summary of the results of our banking business.

For the six months ended June 30, (in RMB million)	2008	2007
Net interest income	**1,985**	1,459
Net fees and commission income	**87**	52
Investment income	**(52)**	43
Other income, net	**13**	477
Total operating income	**2,033**	2,031
Assets impairment losses/(reversal)	**(61)**	62
Net operating income	**1,972**	2,093
General, administrative and other expenses[1]	**(1,009)**	(851)
Profit before tax	**963**	1,242
Income taxes	**(168)**	(156)
Net profit	**795**	1,086

(1) General and administrative expenses include operating expenses, business tax and surcharges, other expenses and non-operating expenses.

The net profit from our banking business decreased 26.8% to RMB795 million in the six months ended June 30, 2008 from RMB1,086 million in the same period in 2007. If taken out the one-off benefits of non-performing package assets disposal and reversals of litigation provisions from the first half results of 2007 (RMB409 million in total), the net profit in the six months ended June 30, 2008 in fact increased even though significant capital expenditure and investments for future has been made.

Net Interest Income

For the six months ended June 30, (in RMB million, except percentages)	2008	2007
Interest income		
Loan and advances to customers	**2,274**	1,348
Balances with the central bank	**146**	73
Due from banks and other financial institutions	**323**	295
Bond interest income	**633**	541
Total interest income	**3,376**	2,257
Interest expense		
Customers deposits	**1,085**	641
Due to banks and other financial institutions	**306**	157
Total interest expense	**1,391**	798
Net interest income	**1,985**	1,459
Net interest spread[1]	**2.9%**	2.4%
Average interest earning assets balance	**127,736**	118,411
Average interest bearing liabilities balance	**121,579**	110,507

(1) Net interest spread represents the difference between the average yield on interest earning assets (excluding recovery of interest income on non-performing loans) and the average cost on interest bearing liabilities.

Net interest income increased 36.1% to RMB1,985 million in the six months ended June 30, 2008 from RMB1,459 million in the same period in 2007. This increase was primarily due to the widening of net interest spread. Net interest spread increased 50 basis point to 2.9% in the six months ended June 30, 2008 from 2.4% in the same period in 2007.

Investment Income

Investment income for our banking business decreased to RMB-52 million in the six months ended June 30, 2008 from RMB43 million in the same period in 2007. This decrease was primarily due to the changes in fair values of bond investments and derivative financial instruments.

Other Income

Other income decreased significantly to RMB13 million in the six months ended June 30, 2008 from RMB477 million in the same period in 2007. As discussed above, this decrease was primarily due to the lack of one off benefits from non-performing package assets disposal and reversals of litigation provisions in the first half of 2008.

General, Administrative and Other Expenses

For the six months ended June 30, (in RMB million, expect percentages)	2008	2007
General and administrative expenses	**864**	733
Business tax and surcharges	**126**	77
Other expenses and non-operating expenses	**19**	41
Total general, administrative and other expenses	**1,009**	851
Cost to income ratio[1]	**42.5%**	36.1%

(1) Cost-to-income ratio is defined as general and administrative expenses/operating income.

General, administrative and other expenses increased 18.6% to RMB1,009 million in the six months ended June 30, 2008 from RMB851 million in the same period in 2007. Cost to income ratio increased to 42.5% in the six months ended June 30, 2008 from 36.1% in the same period in 2007. These increases were primarily due to investments for the growth of credit card business, opening of new sub-branches, investments on the IT infrastructure and staff hiring. All of these are necessary to support sustainable growth of business in future, as well as laying down a solid foundation for national expansion in future.

Assets Impairment Losses

Assets impairment losses were RMB61 million in the six months ended June 30, 2008 as compared to impairment reversal of RMB62 million in the same period in 2007. This increase was primarily due to the fact that there was no write-back of provision in respect of non-performing assets in the first half of 2008.

Income Tax

For the six months ended June 30,	2008	2007
Effective tax rate	**17.4%**	12.6%

Income tax increased 7.7% to RMB168 million in the six months ended June 30, 2008 from RMB156 million in the same period in 2007. Effective tax rate increased to 17.4% in the six months ended June 30, 2008 from 12.6% in the same period in 2007. This increase was primarily due to the implementation of new Corporate Income Tax Law on January 1, 2008. Income tax rate for the Shenzhen area increased to 18.0% in 2008 from 15.0% in 2007.

Loans and advances mix

(in RMB million)	**As at June 30, 2008**	As at December 31, 2007
Corporate loans	**43,398**	36,142
Discounted bills	**4,956**	5,976
Retail loans	**20,689**	19,782
Total loans and advances	**69,043**	61,900

Total loan and advances increased 11.5% to RMB69,043 million as at June 30, 2008 from RMB61,900 million as at December 31, 2007. Corporate loans increased 20.1% to RMB43,398 million and accounted for 62.9% of the total loans and advances as at June 30, 2008 (December 31, 2007: 58.4%). Retail loans increased 4.6% to RMB20,689 million and accounted for 30.0% of the total loans and advances as at June 30, 2008 (December 31, 2007: 32.0%). Due to loan mix restructuring and asset and liability management, discounted bills decreased 17.1% to RMB4,956 million as at June 30, 2008.

Deposits Mix

(in RMB million)	**As at June 30, 2008**	As at December 31, 2007
Corporate deposits	**81,445**	96,941
Retail deposits	**11,896**	10,184
Guarantee deposits	**6,320**	5,397
Outward remittance and remittance outstanding	**1,014**	531
Total customer deposits	**100,675**	113,053

Total customer deposits decreased 10.9% to RMB100,675 million as at June 30, 2008 from RMB113,053 million as at December 31, 2007. If excluding the withdrawal of short term deposits by the parent company amounted to RMB14,300 million, total corporate deposits from external corporate customers (including corporate deposits, guarantee deposits and outward remittance and remittance outstanding) remain steady.

Loan Quality

(in RMB million, except percentages)	As at June 30, 2008	As at December 31, 2007
Pass	**64,712**	58,370
Special mention	**3,999**	3,019
Substandard	**204**	296
Doubtful	**84**	167
Loss	**44**	48
Total loans and advances	**69,043**	61,900
Total non performing loans	**332**	511
Non-performing loans ratio	**0.5%**	0.8%
Impairment provisions balance	**422**	420
Provisions coverage ratio	**127.1%**	82.2%

Loan quality continue to improve in the first half of 2008. Non-performing loan ratio and absolute balance decreased from 0.8% to 0.5% and from RMB511 million to RMB332 million respectively. This decrease was primarily due to successful collection of bad loans of RMB180 million in the first half of 2008 and low migration rate from performing categories to non-performing categories.

Provision coverage ratio increased significantly to 127.1% as at June 30, 2008 from 82.2% as at December 31, 2007. As discussed above, this increase was primarily due to the significant decrease in non-performing loans.

Capital Adequacy Ratio

(in RMB million, except percentages)	As at June 30, 2008	As at December 31, 2007
Capital	**7,152**	6,209
Risk-weighted assets	**70,696**	68,466
CAR (regulators stipulate >=8%)	**10.1%**	9.1%
Core CAR (regulators stipulate >=4%)	**10.2%**	9.1%

As at June 30, 2008, Shenzhen Ping An Bank's capital adequacy ratio and core capital adequacy ratios were comfortably above regulatory stipulated level at 10.1% and 10.2% respectively.

SECURITIES BUSINESS

We conduct our securities business through Ping An Securities.

In the first half of 2008, as the domestic capital markets went through a thorough reshuffle, for which the transaction volume of secondary markets substantially shrank, our securities brokerage and proprietary trading businesses were somehow affected. Nethertheless, the Company's investment banking business continued to maintain a strong momentum. Apart from keeping our leading position in small and medium enterprises underwriting, we successfully underwrote the further issuance of RMB11.5 billion by CONCH, making a breakthrough in our underwriting history. In March 2008, we successfully launched our first combined financial product, Nian Nian Hong No.1 ("年年紅1號"). In the future, while continuing to focus on enhancing the capability of our branches, Ping An Securities will leverage the Group's integrated financial strengths and grasp the opportunities of business expansion, so as to constantly increase its market share in the brokerage business.

Results of Operation

The following is a summary of the results of our securities business:

For the six months ended June 30, (in RMB million)	2008	2007
Net fees and commission income	**854**	975
Investment income	**103**	491
Other income	**3**	–
Total operating income	**960**	1,466
Foreign currency losses	**(4)**	(2)
General, administrative and other expenses	**(456)**	(605)
Total operating expenses	**(460)**	(607)
Income taxes	**(99)**	(183)
Net profit	**401**	676

Net Fees and Commission Income

The following table sets forth the major components of net fees and commission income:

For the six months ended June 30, (in RMB million)	2008	2007
Fees and commission income		
Brokerage fees	**509**	790
Underwriting commission income	**392**	224
Others	**11**	32
Total fees and commission income	**912**	1,046
Fees and commission expenses		
Brokerage fees paid	**(58)**	(71)
Total fees and commission expenses	**(58)**	(71)
Net fees and commission income	**854**	975

Brokerage fees income from our brokerage business decreased 35.6% to RMB509 million in the six months ended June 30, 2008 from RMB790 million in the same period in 2007. This decrease was primarily due to the significant shrinkage of the transaction volume as a result of the thorough reshuffle of domestic capital markets.

Underwriting commission income from our investment banking business increased 75.0% to RMB392 million in the six months ended June 30, 2008 from RMB224 million in the same period in 2007. This increase was primarily due to the increased issue amount of major underwriting of our investment banking business and a breakthrough of sizable underwriting.

The decrease in brokerage fees expenses was in line with the decrease in brokerage fees income.

As a result of the foregoing, net fees and commission income decreased 12.4% to RMB854 million in the six months ended June 30, 2008 from RMB975 million in the same period in 2007.

Investment Income

For the six months ended June 30, (in RMB million)	2008	2007
Net investment income	**79**	36
Net realized and unrealized gains	**24**	455
Total investment income	**103**	491

Total investment income from our securities business decreased 79.0% to RMB103 million in the six months ended June 30, 2008 from RMB491 million in the same period in 2007. This decrease was primarily due to the significant decrease in net realized and unrealized gains as a result of stock market fluctuations.

General, Administrative and Other Expenses

General, administrative and other expenses decreased 24.6% to RMB456 million in the six months ended June 30, 2008 from RMB605 million in the same period in 2007. This decrease was primarily due to the decrease in innovative business related expenses as a result of capital market fluctuations.

Income Taxes

For the six months ended June 30,	2008	2007
Effective tax rate	**19.8%**	21.3%

Income taxes decreased 45.9% to RMB99 million in the six months ended June 30, 2008 from RMB183 million in the same period in 2007. This decrease was primarily due to the decrease of taxable profit. The effective tax rate decreased to 19.8% in the six months ended June 30, 2008 from 21.3% in the same period in 2007.

Net Profit

As a result of the foregoing, the net profit from our securities business decreased 40.7% to RMB401 million in the six months ended June 30, 2008 from RMB676 million in the same period in 2007.

TRUST BUSINESS

We conduct our trust business through Ping An Trust.

In the first half of 2008, facing the changing market environment and slow-moving of trust products sales, Ping An Trust kept abreast of market demands, initiatively adjusted product structures, focused mainly on researches of fixed gain products and innovative products and successfully launched a series of innovative products, such as credit assets backed securitization, fund investment trust and private equity investment trust. Our trusted business maintained sound development momentum and Ping An Trust continued to gain market influence. In the mean time, Ping An Trust further explored customer resources, expanded sale channels and smoothly implemented the constructions of private banking platform, customer service platform and risk management platform. All those measures will pave the track for the fast development of our trust business in the future. In addition, with the gradual expansion of investment team and the perfection of investment platforms, Ping An Trust's investments in non-capital markets progressed smoothly and the investment projects were all under stable development, which will contribute to the increase of our profits as a whole in the future.

Results of Operation

The following is a summary of the results of our trust business:

For the six months ended June 30, (in RMB million)	2008	2007
Net fees and commission income	**241**	122
Investment income	**551**	322
Other income	**–**	4
Total operating income	**792**	448
Asset impairment losses	**9**	(5)
Foreign currency losses	**(1)**	(1)
General, administrative and other expenses	**(91)**	(106)
Total operating expenses	**(83)**	(112)
Income taxes	**(70)**	(61)
Net profit	**639**	275

(1) The above figures are presented at company's level, where interests in subsidiaries are accounted for at cost.

Net Fees and Commission Income

The following table sets forth the major components of net fees and commission income:

For the six months ended June 30, (in RMB million)	2008	2007
Fees and commission income		
Management fees of trust products	**269**	246
Commission income from custodian and other fiduciary services	**15**	-
Others	**21**	11
Total fees and commission income	**305**	257
Fees and commission expenses		
Handing charges of trust products	**(49)**	(125)
Others	**(15)**	(10)
Total fees and commission expenses	**(64)**	(135)
Net fees and commission income	**241**	122

Fees and commission income increased 18.7% to RMB305 million in the six months ended June 30, 2008 from RMB257 million in the same period in 2007. This increase was primarily due to the increase in the size of trust assets managed by the Company as compared to the same period of last year. As a result, management fees of trust products increase 9.3% to RMB269 million in the six months ended June 30, 2008 from RMB246 million in the same period in 2007. In addition, we received service fee income of RMB15 million from offering other fiduciary business in the first half of 2008.

Fees and commission expenses decreased 52.6% to RMB64 million in the six months ended June 30, 2008 from RMB135 million in the same period in 2007. This decrease was primarily due to the significant decrease in handling charges of equity trust products as a result of capital market fluctuations.

As a result of the foregoing, net fees and commission income increased 97.5% to RMB241 million in the six months ended June 30, 2008 from RMB122 million in the same period in 2007.

Investment Income

For the six months ended June 30, (in RMB million)	2008	2007
Net investment income	**285**	76
Net realized and unrealized gains	**266**	246
Total investment income	**551**	322

Total investment income from our trust business increased 71.1% to RMB551 million in the six months ended June 30, 2008 from RMB322 million in the same period in 2007. This increase was primarily due to the dividends received by Ping An Trust of RMB232 million from Ping An Securities, its subsidiary, and disposition of certain equity investments to lock-in profits accumulated in previous periods.

General, Administrative and Other Expenses

General, administrative and other expenses decreased 14.2% to RMB91 million in the six months ended June 30, 2008 from RMB106 million in the same period in 2007. This decrease was primarily due to the implementation of cost control initiatives.

Income Taxes

For the six months ended June 30,	2008	2007
Effective tax rate	**9.9%**	18.2%

Income taxes increased 14.8% to RMB70 million in the six months ended June 30, 2008 from RMB61 million in the same period in 2007. This increase was primarily due to the increase in taxable profits. The effective tax rate decreased to 9.9% in the six months ended June 30, 2008 from 18.2% in the same period in 2007. This decrease was mainly due to the dividends received from Ping An Security, its subsidiary, which was entitled to certain tax exemptions.

Net profit

As a result of the foregoing, the net profit from our trust business significantly increased to RMB639 million in the six months ended June 30, 2008 from RMB275 million in the same period in 2007.

SYNERGY OF INTEGRATED FINANCIAL BUSINESS

Nationwide Integrated Operating Center

As at June 30, 2008, we have fully completed the centralization of individual life insurance underwriting and claims functions, claims of automobile insurance and property and casualty insurance, accounting activities of various branches and a national call centre, which marked the accomplishment of its first-phase integration. Meanwhile, after two years of integrated operation, the nationwide integrated operating centre has gradually demonstrated its role in improving service efficiency, strengthening risk control and reducing operating costs.

In the future, leveraging on its advanced information platform and technological means as well as its extensive experiences in workflow optimization, standardization drive and operation management, we will gradually expand the application of these core operating capabilities, maximize the economy of scale generated from integrated operation and keep on refining the integrated financial service platform, so that we will be able to provide our customers with more services and products and facilitate the rapid business growth.

Cross Selling

After years of hard efforts, our cross-selling of financial products has been greatly strengthened in terms of sales amounts and product types with remarkable sales performance, while the synergy of integrated financial business has been increasingly demonstrated. The following table sets out the Company's cross-selling performance for the six months ended June 30, 2008:

New business acquired through cross-selling (in RMB million, except otherwise indicated)	Amount	Business contribution percentage (%)
Property and casualty insurance business		
Premium income	2,047	14.0
Corporate annuity business		
Entrusted assets	658	12.5
Assets under investment management	746	12.7
Trust business		
Trust plans	401	1.3
Banking		
Corporate deposits	486	9.1
Credit cards (in thousands)	270	55.8

LIQUIDITY AND FINANCIAL RESOURCES

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries and the revenues from our investment assets for substantially all of our operating cash inflows.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. They are liquid investments held for trading and short-term borrowings.

Liquid investments held for trading are listed or are traded in an active market and can be converted to cash easily without incurring significant charges.

The following table summarizes the carrying amount of liquid assets held by the Group:

(in RMB million)	**As at June 30, 2008**	As at December 31, 2007
Cash and cash equivalents	**67,514**	94,058
Held-for-trading investments	**31,614**	36,568
Total liquid assets	**99,128**	130,626

The Group utilizes short-term borrowings and assets sold under agreements to repurchase as part of the liquidity management for our daily operations. The following table summarizes the carrying amount of these arrangements:

(in RMB million)	As at June 30, 2008	As at December 31, 2007
Short-term borrowings	**3,947**	3,894
Assets sold under agreements to repurchase	**16,356**	13,556

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short-term borrowings will enable the Group to meet its foreseeable cash requirements.

Capital Structure

Total equity decreased to RMB90,420 million as at June 30, 2008 from RMB113,851 million as at December 31, 2007. This decrease was primarily due to the distribution of final dividends for 2007, as well as the net unrealized losses on our available-for-sale equity investments as a result of capital market fluctuations.

The Group had no material charges on its group assets.

Gearing Ratio

	As at June 30, 2008	As at December 31, 2007
Gearing ratio	**87.2%**	83.8%

The gearing ratio is computed by dividing the sum of total liabilities and minority interests by total assets.

Contractual Obligation and Other Commercial Commitments

The following table sets forth our aggregate contractual obligations and other commercial commitments for the periods specified:

(in RMB million)	As at June 30, 2008	As at December 31, 2007
Contractual commitments (contracted, but not provided for)	**33,033**	11,048
Operating lease commitments	**1,959**	1,160

FOREIGN CURRENCY RISK

Foreign currency denominated assets held by the Group are exposed to foreign currency risks. These assets include monetary assets such as deposits and bonds held in foreign currencies, and non-monetary assets measured at fair value such as our stocks and funds held in foreign currencies. The Group's foreign currency denominated liabilities are also exposed to fluctuations in exchange rates. These liabilities include monetary liabilities, such as loans, customer's deposits and claim reserves denominated in foreign currencies and non-monetary liabilities measured at fair value. The exposures to fluctuations in exchange rates from the above assets and liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities as well as the non-monetary assets and liabilities measured at fair value.

As at June 30, 2008 (in RMB million)	Decrease in profit	Decrease in equity
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities as well as all non-monetary assets and non-monetary liabilities measured at fair value against the Renminbi	597	1,638

RECONCILIATION OF GAAP DIFFERENCES BETWEEN PRC ACCOUNTING STANDARDS AND IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

Reconciliation of GAAP Differences for Net Profit and Equity

For the six months ended June 30, (in RMB million) Consolidated net profit	Notes	2008	2007
Prepared in accordance with PRC Accounting Standards		**7,102**	8,063
Unearned premium reserves	*(i)*	**(199)**	(86)
Policyholders' reserves	*(ii)*	**(1,888)**	(2,106)
Deferred policy acquisition costs	*(iii)*	**5,316**	4,136
Deferred tax	*(iv)*	**(816)**	(301)
Minority interests and others		**(28)**	(16)
Prepared in accordance with IFRS		**9,487**	9,690

(in RMB million) Consolidated equity	Notes	June 30, 2008	December 31, 2007
Prepared in accordance with PRC Accounting Standards		**80,955**	107,234
Unearned premium reserves	*(i)*	**-**	199
Policyholders' reserves	*(ii)*	**(37,150)**	(35,262)
Deferred policy acquisition costs	*(iii)*	**46,621**	41,305
Deferred tax	*(iv)*	**(2,363)**	(1,547)
Minority interests and others		**(135)**	(107)
Prepared in accordance with IFRS		**87,928**	111,822

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance subsidiaries are provided using actuarial valuation results (1/365 method), and should be no less than 50% of the retained premium for the current period (1/2 method). Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations promulgated by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the expected life of the insurance contracts at a constant percentage of expected premiums or at a constant percentage of the present value of estimated gross profits expected to be realized over the life of the insurance contracts by product type, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets and liabilities on the basis of the above differences and the tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Reconciliation of GAAP Differences for Premium Income

For the six months ended June 30, (in RMB million)	2008	2007
Prepared in accordance with PRC Accounting Standards	**69,228**	53,885
Less: Premium deposits allocated to policyholder contract deposits (universal life)	**(10,272)**	(8,372)
Premium deposits allocated to policyholder accounts (investment-linked)	**(4,764)**	(1,673)
Prepared in accordance with IFRS	**54,192**	43,840

Reconciliation of GAAP Differences for Investment Income

For the six months ended June 30, (in RMB million)	2008	2007
Prepared in accordance with PRC Accounting Standards	**4,686**	32,202
Including: Investment income	**23,445**	29,108
Gains/(losses) from changes in fair value	**(18,759)**	3,094
Add: Rental income of investment properties	**139**	151
Impairment losses of investment assets	**(1,585)**	–
Less: Share of profits of associates	**(41)**	–
Policyholder account investment income in respect of insurance contracts (investment-linked)	**6,076**	(6,616)
Prepared in accordance with IFRS	**9,275**	25,737

Reconciliation of GAAP Differences for General and Administrative Expenses

For the six months ended June 30, (in RMB million)	2008	2007
Prepared in accordance with PRC Accounting Standards	**6,013**	6,571
Add: Business tax and surcharges	**1,702**	1,742
Impairment losses of assets other than investment assets and loans	**(62)**	143
Other operating expenses	**696**	195
Non-operating expenses	**80**	50
Less: Business tax and surcharges, general and administrative expenses of policyholder account in respect of insurance contracts (investment-linked)	**376**	(216)
Prepared in accordance with IFRS	**8,805**	8,485

In order to provide investors with an additional tool to understand our economic value and business performance results, the Company has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Company's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Company is measured by the value of the Company's shares on any particular day. In valuing the Company's shares, investors take into account a variety of information available to them and their own investment criteria. Therefore, these calculated values should not be constructed as a direct reflection of the actual market value.

(1) COMPONENTS OF ECONOMIC VALUE

(in RMB million)	**June 30, 2008**	December 31, 2007
Risk discount rate	**Earned Rate/ 11.5%**	Earned Rate/ 11.5%
Adjusted net asset value	**80,938**	107,032
Adjusted net asset value of life insurance business	**6,201**	30,128
Value of in-force insurance business written prior to June 1999	**(5,997)**	(9,058)
Value of in-force insurance business written since June 1999	**66,255**	61,921
Cost of holding the required solvency margin	**(11,207)**	(9,585)
Embedded value	**129,989**	150,311
Embedded value of life insurance business	**55,252**	73,407

(in RMB million)	**June 30, 2008**	December 31, 2007
Risk discount rate	**11.5%**	11.5%
Value of one year's new business	**9,465**	8,254
Cost of holding the required solvency margin	**(1,262)**	(1,067)
Value of one year's new business after cost of solvency	**8,202**	7,187
Value of first half year's new business after cost of solvency	**4,911**	3,896

Note: Figures may not be additive due to rounding.

The adjusted net asset value is based on the audited shareholders net assets of the Company and the relative life insurance business as measured on the PRC statutory basis. The relative life insurance business includes business conducted through Ping An Life, Ping An Annuity and Ping An Health. The values placed on certain assets have been adjusted to the market value.

(2) KEY ASSUMPTIONS

The key assumptions used in the embedded value calculation as at June 30, 2008 have been the same as those used in 2007 year-end valuation.

(3) NEW BUSINESS VOLUMES AND BUSINESS MIX

The volume of new business sold and modeled during the past 12 months prior to June 30, 2008 to calculate the value of one year's new business was RMB37,206 million in terms of first year premium, while that was RMB29,926 million during 2007. The mix of the new business measured by first year premium was:

Business Mix	June 30, 2008	December 31, 2007
Individual life	**47.9%**	50.7%
Long-term business	**46.4%**	49.0%
Short-term business	**1.5%**	1.7%
Group life	**25.5%**	26.0%
Long-term business	**17.3%**	16.9%
Short-term business	**8.2%**	9.1%
Bancassurance	**26.6%**	23.3%
Long-term business	**26.6%**	23.3%
Total	**100.0%**	100.0%

Note: Figures may not be additive due to rounding.

(4) SENSITIVITY ANALYSIS

The Company has investigated the effect, on the value of in-force business and the value of one year's new business, of certain independently varying assumptions regarding future experience. Specifically, the following changes in assumptions have been considered:

- Risk discount rate
- Investment return increased by 50 basis points every year
- Investment return decreased by 50 basis points every year
- A 10% reduction in mortality and morbidity for assured lives
- A 10% reduction in policy discontinuance rates
- A 10% reduction in maintenance expenses
- A 5% increase in the policyholders' dividend payout ratio
- Solvency margin at 150% of the regulatory level

(in RMB million)	Risk Discount Rate			
	Earned Rate/11.0%	Earned Rate/11.5%	Earned Rate/12.0%	11.5%
Value of in-force business	51,074	49,051	47,128	50,262
	11.0%	11.5%	12.0%	Earned Rate/11.5%
Value of one year's new business	8,659	8,202	7,777	8,753

Assumptions (in RMB million)	Value of in-force business	Value of one year's new business
Central case	49,051	8,202
Investment return increased by 50bp every year	59,305	8,664
Investment return decreased by 50bp every year	37,007	7,750
10% reduction in mortality and morbidity rates	49,524	8,369
10% reduction in policy discontinuance rates	50,518	8,561
10% reduction in maintenance expense	49,923	8,348
5% increase in the policyholders' dividend payout ratio	47,161	8,000
Solvency margin at 150% of the regulatory level	43,250	7,571

Note: Risk discount rates were earned rate/11.5% and 11.5% for in-force business and new business respectively.

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the consolidated financial statements of Ping An Insurance (Group) Company of China, Ltd. (the "Company") and its subsidiaries (collectively the "Group") set out on pages 47 to 177 which comprise the consolidated balance sheet as at June 30, 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the six months ended June 30, 2008, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at June 30, 2008 and of the Group's profit and cash flows for the six months then ended in accordance with International Financial Reporting Standards.

Ernst & Young
Certified Public Accountants

Hong Kong
August 15, 2008

For the six months ended June 30, (in RMB million)	Notes	2008	2007
Gross written premiums and policy fees	7	**54,192**	43,840
Less: Premiums ceded to reinsurers		**(3,344)**	(2,600)
Net written premiums and policy fees	7	**50,848**	41,240
Change in unearned premium reserves		**(2,734)**	(2,191)
Net earned premiums		**48,114**	39,049
Reinsurance commission income		**760**	675
Interest income of banking operations	8	**3,369**	2,257
Fees and commission income of non-insurance operations	9	**1,282**	1,357
Investment income	10	**9,275**	25,737
Share of profits of associates		**41**	–
Other income		**792**	744
Total income		**63,633**	69,819
Change in deferred policy acquisition costs	25	**5,316**	4,136
Claims and policyholders' benefits	11	**(40,619)**	(47,849)
Commission expenses of insurance operations		**(7,257)**	(5,673)
Interest expenses of banking operations	8	**(1,265)**	(689)
Fees and commission expenses of non-insurance operations	9	**(118)**	(213)
Loan loss provisions, net of reversals	21	**(16)**	105
Foreign exchange losses		**(525)**	(335)
General and administrative expenses		**(8,805)**	(8,485)
Total expenses		**(53,289)**	(59,003)
Profit before tax	12	**10,344**	10,816
Income taxes	13	**(625)**	(847)
Net profit		**9,719**	9,969
Attributable to:			
– Equity holders of the parent		**9,487**	9,690
– Minority interests		**232**	279
		9,719	9,969
		RMB	*RMB*
Earnings per share attributable to equity holders of the parent:			
– basic	15	**1.29**	1.39
– diluted	15	**1.29**	1.39

The accompanying notes form an integral part of these financial statements.

(in RMB million)	Notes	June 30, 2008	December 31, 2007
ASSETS			
Balances with central bank and statutory deposits	16	**19,781**	20,794
Cash and amounts due from banks and other financial institutions	17	**93,384**	87,859
Fixed maturity investments	18	**284,469**	274,241
Equity investments	19	**83,673**	128,931
Derivative financial assets	20	**121**	177
Loans and advances to customers	21	**70,806**	63,125
Investments in associates	22	**3,401**	1,472
Premium receivables	23	**6,172**	4,434
Reinsurers' share of insurance liabilities	24	**7,077**	4,880
Policyholder account assets in respect of insurance contracts		**32,554**	34,871
Policyholder account assets in respect of investment contracts		**4,120**	4,622
Deferred policy acquisition costs	25	**46,621**	41,305
Investment properties	26	**3,677**	3,882
Property and equipment	27	**8,516**	8,165
Intangible assets	28	**10,583**	4,400
Deferred tax assets	37	**1,985**	87
Other assets	29	**11,833**	8,977
Total assets		**688,773**	692,222

The accompanying notes form an integral part of these financial statements.



(in RMB million)	Notes	June 30, 2008	December 31, 2007
EQUITY AND LIABILITIES			
Equity			
Share capital	*30*	**7,345**	7,345
Reserves	*31*	**52,324**	81,322
Retained profits	*31*	**28,259**	23,155
Equity attributable to equity holders of the parent		**87,928**	111,822
Minority interests		**2,492**	2,029
Total equity		**90,420**	113,851
Liabilities			
Due to banks and other financial institutions	*32*	**13,784**	14,644
Assets sold under agreements to repurchase	*33*	**16,356**	13,556
Derivative financial liabilities	*20*	**120**	189
Customer deposits and payables to brokerage customers	*34*	**90,090**	91,925
Insurance contract liabilities	*35*	**433,658**	416,474
Investment contract liabilities for policyholders	*36*	**6,936**	5,421
Policyholder dividend payable		**10,635**	7,006
Income tax payable		**725**	807
Deferred tax liabilities	*37*	**967**	6,369
Other liabilities	*38*	**25,082**	21,980
Total liabilities		**598,353**	578,371
Total equity and liabilities		**688,773**	692,222

The accompanying notes form an integral part of these financial statements.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**SUN Jianyi**
Director	*Director*	*Director*

For the six months ended June 30, 2008

		Equity attributable to equity holders of the parent								
			Reserves							
(in RMB million)	Notes	Share capital	Capital reserve	Surplus reserve fund	General reserve	Net unrealized gains/(losses)	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2008		7,345	51,907	7,629	1,939	19,889	(42)	23,155	2,029	113,851
Net profit for the six months ended June 30, 2008		-	-	-	-	-	-	9,487	232	9,719
Net losses on available-for-sale investments		-	-	-	-	(39,362)	-	-	(395)	(39,757)
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(9,140)	-	-	(91)	(9,231)
Impairment charges reclassified to the income statement	10	-	-	-	-	1,569	-	-	16	1,585
Deferred tax recognized, net		-	-	-	-	7,532	-	-	75	7,607
Dividends declared	14	-	-	-	-	-	-	(3,673)	-	(3,673)
Appropriations to statutory reserve	31	-	-	710	-	-	-	(710)	-	-
Changes in subsidiaries		-	-	-	-	-	-	-	577	577
Currency translation adjustments		-	-	-	-	-	(28)	-	-	(28)
Dividends for minority interests		-	-	-	-	-	-	-	(49)	(49)
Shadow accounting adjustment	35	-	-	-	-	9,721	-	-	98	9,819
As at June 30, 2008		7,345	51,907	8,339	1,939	(9,791)	(70)	28,259	2,492	90,420

The accompanying notes form an integral part of these financial statements.



(in RMB million)	Notes	Share capital	Capital reserve	Surplus reserve fund	General reserve	Net unrealized gains	Foreign currency translation differences	Retained profits	Minority interests	Total
		Equity attributable to equity holders of the parent								
			Reserves							
As at January 1, 2007		6,195	14,835	6,126	517	8,250	(25)	10,477	1,375	47,750
Issue of new shares in the PRC		1,150	37,720	-	-	-	-	-	-	38,870
Share issue expenses		-	(648)	-	-	-	-	-	-	(648)
Net profit for the six months ended June 30, 2007		-	-	-	-	-	-	9,690	279	9,969
Net gains on available-for-sale investments		-	-	-	-	15,397	-	-	154	15,551
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(8,727)	-	-	(88)	(8,815)
Deferred tax recognized, net		-	-	-	-	(2,422)	-	-	(24)	(2,446)
Dividends declared	14	-	-	-	-	-	-	(1,616)	-	(1,616)
Appropriations to statutory reserve	31	-	-	808	-	-	-	(808)	-	-
Transfer of surplus reserve fund		-	-	(6)	-	-	-	6	-	-
Changes in subsidiaries		-	-	-	-	-	-	-	(113)	(113)
Currency translation adjustments		-	-	-	-	-	(23)	-	-	(23)
Dividends for minority interests		-	-	-	-	-	-	-	(34)	(34)
Shadow accounting adjustment	25, 35	-	-	-	-	(863)	-	-	(9)	(872)
As at June 30, 2007		7,345	51,907	6,928	517	11,635	(48)	17,749	1,540	97,573

The accompanying notes form an integral part of these financial statements.

For the six months ended June 30, (in RMB million)	Notes	2008	2007
Net cash from operating activities	43	**21,135**	19,851
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of investment properties, items of property and equipment, and intangible assets		**(2,407)**	(2,043)
Proceeds from disposal of investment properties, items of property and equipment, and intangible assets		**219**	92
Purchases of investments, net		**(41,884)**	(17,481)
Term deposits withdrawal/(placed), net		**(7,051)**	15,113
Acquisition of subsidiaries	5	**(529)**	(382)
Acquisition of minority interest in a subsidiary		**(436)**	(229)
Proceeds from assets purchased under agreements to resell		**168**	(131)
Interests received		**6,569**	6,123
Dividends received		**3,781**	4,470
Rentals received		**139**	151
Others		**(535)**	–
Net cash inflow/(outflow) from investing activities for policyholders' accounts		**(5,801)**	2,673
Net cash from/(used in) investing activities		**(47,767)**	8,356
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from shares issued		–	38,222
Proceeds from sales in assets sold under agreements to repurchase		**2,800**	9,369
Proceeds from borrowed funds		**100**	192
Interests paid		**(186)**	(361)
Dividends paid		**(3,666)**	(1,719)
Cash repayments of borrowings		**(122)**	–
Net cash inflow/(outflow) from financing activities for policyholders' accounts		**156**	(1,059)
Net cash from/(used in) financing activities		**(918)**	44,644
Net increase/(decrease) in cash and cash equivalents		**(27,550)**	72,851
Net foreign exchange differences		**(490)**	(74)
Cash and cash equivalents at beginning of the period		**96,296**	47,327
Cash and cash equivalents at end of the period	42	**68,256**	120,104

The accompanying notes form an integral part of these financial statements.

1. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company's principal subsidiaries are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

The registered address of the Company is Ping An Building, Ba Gua No. 3 Road, Shenzhen, the PRC.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The Group has not applied the following key new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

(1) IAS 1 (amendment) *Presentation of Financial Statements*

The revised IAS 1 was issued in September 2007 and becomes effective for annual periods beginning on or after January 1, 2009. This standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in profit or loss, together with all other items of recognized income and expense, either in one single statement, or in two linked statements.

(2) IAS 23 (amendment) *Borrowing Costs*

The revised IAS 23 was issued in March 2007 and becomes effective for annual periods beginning on or after January 1, 2009. The main change is the removal of the option to immediately recognize as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The standard has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset.

(3) IFRS 8 *Operating Segments*

IFRS 8 was issued in November 2006 and becomes effective for annual periods beginning on or after January 1, 2009 and will replace the existing IAS 14 *Segment Reporting*. IFRS 8 specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(4) IFRIC 13 *Customer Loyalty Programmes*

IFRIC 13 was issued in June 2007 and becomes effective for annual periods beginning on or after July 1, 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled.

(5) Amendments to IFRS 2 *Vesting Conditions and Cancellations*

This amendment was published in January 2008 and becomes effective for financial years beginning on or after January 1, 2009. The amendment restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation.

(6) IFRS 3 (Revised) *Business Combinations* and IAS 27 (Revised) *Consolidated and Separate Financial Statements*

The revised standards were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3 (revised) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurred and future reported results. IAS 27 (revised) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. The revised standards also change the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.

(7) Amendments to IAS 32 and IAS 1 *Puttable Financial Instruments*

Amendments to IAS 32 and IAS 1 were issued in February 2008 and become effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(8) Amendments to IFRS 1 and IAS 27 – *Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*

Amendments to IFRS 1 and IAS 27 were issued in May 2008 and become effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The amendment to IFRS 1 allows first-time adopters, in their separate financial statements, to use a deemed cost option for determining the cost of an investment in a subsidiary, jointly controlled entity or associate. The amendment to IAS 27 removes the definition of "cost method" from that standard and, additionally, when an entity reorganizes the structure of its group by establishing a new entity as its parent (subject to specific criteria), the amendment requires the new parent to measure cost as the carrying amount of its share of the equity items shown in the separate financial statements of the original parent at the date of the reorganization.

(9) IFRIC 15 *Agreements for the Construction of Real Estate*

IFRIC Interpretation 15 was issued in July 2008 and becomes effective for annual periods beginning on or after January 1, 2009. This interpretation addresses the divergence in construction of real estate accounting treatment and clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18.

(10) IFRIC 16 *Hedges of a Net Investment in a Foreign Operation*

IFRIC Interpretation 16 was issued in July 2008 and becomes effective for annual periods beginning on or after October 1, 2008. This interpretation provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment; where within the group the hedging instrument(s) can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment.

(11) Other improvements to IFRSs

On May 22, 2008, the International Accounting Standards Board ("IASB") issued its first omnibus of amendments to its standards. The improvement project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to standards, primarily with a view to removing inconsistencies and clarifying wording.

IASB has separated the amendments into two parts: Part I deals with changes IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact. The following table summarizes the amendments included in Part I, the related effective dates and transitional provisions.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*		
Plan to sell the controlling interest in a subsidiary	When a subsidiary is held for sale, all of its assets and liabilities shall be classified as held for sale under IFRS 5, even when the entity will retain a non-controlling interest in the subsidiary after the sale.	Applicable for annual periods beginning on or after July 1, 2009. To be applied prospectively from the date at which the company first applies IFRS 5. Therefore, any investments in subsidiaries classified as held for sale since IFRS 5 was applied will need to be re-evaluated.
IAS 1 *Presentation of Financial Statements*		
Current/non-current classification of derivatives	Assets and liabilities classified as held-for-trading in accordance with IAS 39 *Financial Instruments: Recognition and Measurement* are not automatically classified as current in the balance sheet.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
IAS 16 *Property, Plant and Equipment*		
Recoverable amount	Replaces the term "net selling price" with "fair value less costs to sell", to be consistent with IFRS 5 and IAS 36 *Impairment of Assets*.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.



2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 16 *Property, Plant and Equipment* (continued)		
Sale of assets held for rental	Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds on sale are subsequently shown as revenue. IAS 7 *Statement of Cash Flows* is also revised, to require cash payments to manufacture or acquire such items to be classified as cash flows from operating activities. The cash receipts from rents and subsequent sales of such assets are also shown as cash flows from operating activities.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
IAS 19 *Employee Benefits*		
Curtailments and negative past service costs	Revises the definition of "past service costs" to include reductions in benefits related to past services and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment.	Applicable for annual periods beginning on or after January 1, 2009. To be applied prospectively – to changes to benefits occurring on or after January 1, 2009. Early application is permitted.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 19 *Employee Benefits* *(continued)*		
Plan administration costs	Revises the definition of "return on plan assets" to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
Replacement of term "fall due"	Revises the definitions of "short term" and "other long term" employee benefits to focus on the point in time at which the liability is due to be settled.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
Guidance on contingent liability	Deletes the reference to the recognition of contingent liabilities to ensure consistency with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. IAS 37 does not allow the recognition of contingent liabilities.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 20 *Accounting for Government Grants and Disclosures of Government Assistance*		
Government loans with a below-market rate of interest	Loans granted with no or low interest rates will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates, thereby being consistent with IAS 39. The difference between the amount received and the discounted amount is accounted for as a government grant.	Applicable for annual periods beginning on or after January 1, 2009. To be applied prospectively – to government loans received on or after January 1, 2009. However, IFRS 1 *First-time Adoption of IFRS* has not been revised for first-time adoptees; hence they will be required to impute interest on all such loans outstanding at the date of transition.
IAS 23 *Borrowing Costs*		
Components of borrowing costs	Revises the definition of borrowing costs to consolidate the types of items that are considered components of "borrowing costs" into one – the interest expense calculated using the effective interest rate method as described in IAS 39. This will emphasize the relationship between IAS 23 and IAS 39.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 27 Consolidated and Separate Financial Statements		
Measurement of subsidiary held for sale in separate financial statements	When a parent entity accounts for a subsidiary at fair value in accordance with IAS 39 in its separate financial statements, this treatment continues when the subsidiary is subsequently classified as held for sale.	Applicable for annual periods beginning on or after January 1, 2009. To be applied prospectively from the date at which the company first applied IFRS 5. Therefore, any subsidiaries classified as held for sale since IFRS 5 was adopted will need to be re-evaluated. Early application is permitted.
IAS 28 *Investments in Associates*		
Required disclosures when investments in associates are accounted for at fair value through profit or loss	If an associate is accounted for at fair value in accordance with IAS 39 (as it is exempt from the requirements of IAS 28), only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively, although an entity is permitted to apply it prospectively. Early application is permitted. If early adopted, an entity must also adopt the amendments to paragraph 3 of IFRS 7 *Financial Instruments: Disclosures,* Paragraph 1 of IAS 31 *Joint Ventures* and paragraph 4 of IAS 32 *Financial Instruments: Presentation* at the same time.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 28 *Investments in Associates* (continued)		
Impairment of investment in associate	An investment in an associate is a single asset for the purpose of conducting the impairment test – including any reversal of impairment. Therefore, any impairment is not separately allocated to the goodwill included in the investment balance. Any impairment is reversed if the recoverable amount of the associate increases.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively, although an entity is permitted to apply it prospectively. Early application is permitted. If early adopted, an entity must also adopt the amendment above and the amendments to paragraph 3 of IFRS 7 *Financial Instruments: Disclosures*, paragraph 1 of IAS 31 *Joint Ventures* and paragraph 4 of IAS 32 *Financial Instruments: Presentation* at the same time.
IAS 29 *Financial Reporting in Hyperinflationary Economies*		
Description of measurement basis in financial statements	Revises the reference to the exception to measure assets and liabilities at historical cost, such that it notes property, plant and equipment as being an example, rather than implying that it is a definitive list.	No specific transition requirements have been stated as it is a clarification of the references rather than a change.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 31 *Interests in Joint Ventures*		
Required disclosures when investments in jointly controlled entities are accounted for at fair value through profit or loss	If a joint venture is accounted for at fair value, in accordance with IAS 39 (as it is exempt from the requirements of IAS 31), only the requirements of IAS 31 to disclose the commitments of the venture and the joint venture, as well as summary financial information about the assets, liabilities, income and expenses will apply.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively, although an entity is permitted to apply it prospectively. Early application is permitted. If early adopted, an entity must also adopt the amendments to paragraph 3 of IFRS 7, IAS 28 and paragraph 4 of IAS 32 at the same time.
IAS 36 *Impairment of Assets*		
Disclosure of estimates used to determine recoverable amount	When discounted cash flows are used to estimate "fair value less costs to sell", the same disclosure is required as when discounted cash flows are used to estimate "value in use".	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
IAS 38 *Intangible Assets*		
Advertising and promotional activities	Expenditure on advertising and promotional activities is recognized as an expense when the entity either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 38 *Intangible Assets* (continued)		
Unit of production method of amortization	Deletes references to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method, thereby effectively allowing the use of the unit of production method.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
IAS 39 *Financial Instruments: Recognition and Measurement*		
Reclassification of derivatives into or out of the classification of at fair value through profit or loss	Clarifies that changes in circumstances relating to derivatives – specifically derivatives designated or de-designated as hedging instruments after initial recognition – are not reclassifications. Thus, a derivative may be either removed from, or included in, the "fair value through profit or loss" classification after initial recognition. Similarly, when financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of IFRS 4 *Insurance Contracts*, this is a change in circumstance, not a reclassification.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 39 *Financial Instruments: Recognition and Measurement* (continued)		
Designation and documentation of hedges at the segment level	Removes the reference in IAS 39 to a segment when determining whether an instrument qualifies as a hedge.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
Applicable effective interest rate on cessation of fair value hedge accounting	Requires use of the revised effective interest rate (rather than the original effective interest rate) when remeasuring a debt instrument on the cessation of fair value hedge accounting.	Applicable for annual periods beginning on or after January 1, 2009. To be applied retrospectively. Early application is permitted.
IAS 40 *Investment Property*		
Property under construction or development for future use as investment property	Revises the scope (and the scope of IAS 16) such that property that is being constructed or developed for future use as an investment property is classified as investment property. If an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.	Applicable for annual periods beginning on or after January 1, 2009. To be applied prospectively. Early application is permitted provided that the fair values of investment properties under construction were determined at those dates prior to January 1, 2009.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Standards and subjects	Changes	Transitional provisions
IAS 41 *Agriculture*		
Discount rate for fair value calculations	Removes the reference to the use of a pre-tax discount rate to determine fair value, thereby allowing use of either a pre-tax or post-tax discount rate depending on the valuation methodology used.	Applicable for annual periods beginning on or after January 1, 2009. To be applied prospectively. Early application is permitted.
Additional biological transformations	Removes the prohibition to take into account cash flows resulting from any additional transformations when estimating fair value. Rather, cash flows that are expected to be generated in the most relevant market are taken into account.	Applicable for annual periods beginning on or after January 1, 2009. To be applied prospectively. Early application is permitted.

2. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") *(continued)*

(11) Other improvements to IFRSs *(continued)*

Below is a list of the amendments included in Part II, which is effective for annual periods beginning on or after January 1, 2009. The IASB expects these to have minimal impact:

Standards	Changes
IFRS 7 *Financial Instruments: Disclosures*	Removes the reference to "total interest income" as a component of finance costs
IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*	Clarifies that only implementation guidance that is an integral part of an IFRS is mandatory when selecting accounting policies.
IAS 10 *Events after the Reporting Period*	Clarifies that dividends declared after the end of the reporting period are not obligations.
IAS 18 *Revenue*	Replaces the term "direct costs" with "transaction costs" as defined in IAS 39.
IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance*	Revises various terms used to be consistent with other IFRSs.
IAS 29 *Financial Reporting in Hyperinflationary Economies*	Revises various terms used to be consistent with other IFRSs.
IAS 34 *Interim Financial Reporting*	Clarifies that earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33.
IAS 40 *Investment Property*	Revises the conditions for a voluntary change in accounting policy to be consistent with IAS 8. Clarifies that the carrying amount of investment property held under lease is the valuation obtained increased by any recognized liability.
IAS 41 *Agriculture*	Replaces the term "point-of-sale costs" with "costs to sell". Revises the example of produce from trees in a plantation forest from "logs" to "felled trees".

The Group is in the process of making an assessment of the impact of the new and revised IFRSs upon initial application. So far, it has concluded that the adoption of the above new or revised IFRSs may not have a significant impact on the Group's results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRSs, which comprise standards and interpretations approved by the IASB and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect. The financial statements have been prepared under the historical cost convention other than those financial instruments that have been measured at fair values and insurance contract liabilities that have been measured based on actuarial methods. The above basis of preparing financial statements differs from that used in the statutory accounts of the Group and the Company, which are prepared in accordance with prevailing PRC Accounting Standards. The major adjustments made include restating insurance contract liabilities and deferred policy acquisition costs, related deferred tax and others.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liability simultaneously. Income and expense will not be offset in the income statement unless required or permitted by any accounting standard or interpretation, as specifically disclosed in the accounting policies of the Group.

As in prior years, to the extent a specific topic is not covered specifically by IFRSs, the IFRS framework permits reference to another comprehensive body of accounting principles, and therefore:

- The Group has chosen to use the revenue accounting practices currently adopted by insurance companies reporting under the Companies Ordinance and Insurance Companies Ordinance of Hong Kong; and

- The Group has made reference to specific accounting principles generally accepted in the United States for guidance on the measurement of its insurance liabilities and associated deferred policy acquisition costs, specifically, the measurement guidance provisions contained within Statements of Financial Accounting Standards Nos. 60 and 97.

(2) Changes in accounting policies

The Group has revised certain accounting policies following the adoption of the following revised IFRSs which management considers being most relevant to its current operations:

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(2) Changes in accounting policies *(continued)*

IFRIC 11 *IFRS 2 – Group and Treasury Share Transactions*

This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments, to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this interpretation did not have significant impact on the financial position or performance of the Group.

IFRIC 12 *Service Concession Arrangements*

This interpretation requires an operator under public-to-private service concession arrangements to recognize the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. This interpretation also addresses how an operator shall apply existing IFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. The adoption of this interpretation did not have significant impact on the financial position or performance of the Group.

IFRIC 14 *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under IAS 19 Employee Benefits. As the Group had no significant defined benefit schemes currently, this interpretation had no significant impact on the financial position or performance of the Group.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective during the reporting period do not have significant impact on these financial statements either.

(3) Business combinations and goodwill

Business combinations are accounted for using the acquisition accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring costs) of the acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(3) Business combinations and goodwill *(continued)*

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Where goodwill forms part of a cash generating unit (or group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the income statement.

(4) Principles of consolidation

The Group's consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2008. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All significant intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The acquisition of subsidiaries during the Period has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from parent shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(5) Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

(6) Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in associates are stated at cost less any impairment losses.

(7) Foreign currency translation

The Group's presentation currency is Renminbi ("RMB"). This is also the functional currency of the Company and its domestic subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. All foreign exchange differences are taken to the income statement, except when it relates to items when gains or losses are recognized directly in equity, the gain or loss is then recognized net of the exchange component in equity.

The functional currency of the overseas subsidiaries is Hong Kong dollars. As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of the Company at the exchange rate ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences, if material, arising on the retranslation are taken directly to a separate component of equity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(7) Foreign currency translation *(continued)*

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

(8) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits, current accounts with central bank and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

(9) Financial instruments

The Group classifies its investments into financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired or originated. The available-for-sale and held-to-maturity categories are used when the relevant liability (including shareholders' funds) are relatively passively managed and/or carried at amortized cost. Financial assets are classified as at fair value through profit or loss when, for example, the Group acquires such assets to cover certain insurance and investment contract liabilities measured at fair value.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date the Group commits to purchase or sell the asset. Regular way purchases or sales of financial assets require delivery of assets within the time frame generally established by regulation or convention in the market place.

Financial instruments at fair value through profit or loss has two sub categories namely financial instruments held for trading and those designated at fair value through profit or loss at inception. Financial instruments typically bought with the intention to sell in the near future are classified as held for trading. For financial instruments designated as at fair value through profit or loss, the following criteria must be met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on a different basis; or

- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

- the financial asset contains an embedded derivative that needs to be separately recorded.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(9) Financial instruments *(continued)*

These financial instruments are initially recorded at fair value. Subsequent to initial recognition, they are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the income statement.

Financial assets at fair value through profit or loss include derivative financial instruments.

Held-to-maturity financial assets are non-derivative financial assets that comprise fixed or determinable payments and maturities of which the Group has the positive intention and ability to hold until maturity. Investments intended to be held for an undefined period are not included in this classification. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost using the effective interest method. The cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These investments are initially recognized at cost, being the fair value of the consideration paid for the acquisition of the investment. All transaction costs directly attributable to the acquisition are also included in the cost of the investment. Subsequent to initial recognition, these investments are carried at amortized cost, using the effective interest method. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or which are not classified in any of the above categories. These investments are initially recorded at fair value. Subsequent to initial recognition, these investments are remeasured at fair value. Fair value gains and losses are reported as a separate component of equity until the investment is derecognized or the investment is determined to be impaired. On derecognition or impairment, the cumulative fair value gains and losses previously reported in equity is transferred to the income statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(10) Financial guarantee contracts

The Group's banking operation issues letters of credit and letters of guarantee. These financial guarantee contracts provide for specified payments to be made to reimburse the holder for a loss it incurs when a guaranteed party defaults under the original or modified terms of a debt instrument, loan or other obligation. The Group initially measures such contracts at fair value. This amount is recognized ratably over the period of the contract to fees and commission income. Subsequently, the liabilities are measured as the higher of the initial fair value less cumulative amortization and the fair value of the provision related to the Group's obligation under the contract. The change in fair value of the provision due to impairment is recognized in the income statement as impairment losses.

Apart from the above financial guarantee contracts issued by the Group's banking operations which are accounted for under IAS 39, the Group has previously regarded certain contracts it issued with financial guarantee element as insurance contracts and has used accounting method applicable to insurance contracts, and accordingly has elected to apply IFRS 4 to account for such contracts.

(11) Derivative financial instruments

The Group's derivative financial instruments mainly include swaps, derivatives embedded in certain insurance contracts, options embedded in convertible bonds purchased by the Group, forward currency contracts and credit related derivatives. Derivative financial instruments are classified as held for trading unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Embedded derivatives are treated as separate derivatives and are recorded at fair value if their economic characteristics and risks are not closely related to those of the related host contract and the host contract is not itself recorded at fair value through the income statement. Embedded derivatives that meet the definition of insurance contracts are treated and measured as insurance contracts.

Derivative financial instruments held for trading are typically entered into with the intention to settle in the near future. These instruments are initially recorded at fair value. Subsequent to initial recognition, these instruments are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the income statement.

(12) Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business on the balance sheet date. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(12) Fair value of financial instruments *(continued)*

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques include using recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

The fair value of floating rate and overnight deposits with credit institutions is their carrying value. The carrying value is the cost of the deposit and accrued interest. The fair value of fixed interest bearing deposits is estimated using discounted cash flow techniques. Expected cash flows are discounted at current market rates for similar instruments at the balance sheet date.

If the fair value cannot be measured reliably, financial instruments are measured at cost (being the fair value of the consideration paid for the acquisition of the investment or the amount received on issuing the financial liability), less impairment losses. All transaction costs directly attributable to the acquisition are also included in the cost of the investment.

(13) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

For held-to-maturity financial assets and loans and other receivables carried at amortized cost, the amount of the impairment loss is measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced by the impairment loss and the loss is recognized in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following events:

(a) significant financial difficulty of the issuer or debtor;

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(13) Impairment of financial assets *(continued)*

(b) a breach of contract, such as a default or delinquency in payments;

(c) it becoming probable that the issuer or debtor will enter bankruptcy or other financial reorganization;

(d) the disappearance of an active market for that financial asset because of financial difficulties; or

(e) observable data indicating that there is a measurable decrease in the estimated future cash flow from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of issuers or debtors in the group; or

- national or local economic conditions that correlate with defaults on the assets in the group.

If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. The impairment assessment is performed at each balance sheet date.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

If there is any objective evidence that an available-for-sale financial asset is impaired, the Group provides for such impairment losses. For an available-for-sale equity investment, one of the objective evidences of impairment is a significant or prolonged decline in fair value below its cost.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(13) Impairment of financial assets *(continued)*

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments classified as available-for-sale are reversed through the income statement if the increase in the fair value of the instruments can be objectively related to an event occurring after the impairment losses were recognized in the income statement.

For assets carried at cost, if there is objective evidence that an impairment loss on an unquoted equity investment that is not carried at fair value, because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return of a similar asset. Impairment is recognized in the income statement. Impairment for these assets is not reversed.

(14) Derecognition of financial instruments

A financial asset (or, when applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

(a) the rights to receive cash flows from the asset have expired;

(b) the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

(c) the Group has transferred its rights to receive cash flows from the asset and either:

- has transferred substantially all the risks and rewards of the asset, or
- has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(14) Derecognition of financial instruments *(continued)*

When continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

If the obligation of a financial liability has been fulfilled, cancelled or expired, the financial liability is derecognized. If the present financial liability is substituted by the same debtor with another liability differing in substance, or the terms of the present liability have been substantially modified, this substitution or modification is treated as derecognition of a present liability and recognition of a new liability with any arising difference recognized in profit or loss.

(15) Assets purchased under agreements to resell

The Group enters into purchases of assets under agreements to resell substantially identical assets. These agreements are classified as loans and receivables. Assets purchased under agreements to resell are recorded at the cost of the amounts advanced. The amounts advanced under these agreements are reflected as assets in the balance sheet. The Group may not take physical possession of assets purchased under agreements to resell. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying assets.

(16) Assets sold under repurchase agreements

Assets sold under repurchase agreements continue to be recognized but a liability is established for the consideration received. The Group may be required to provide additional collateral based on the fair value of the underlying assets and such collateral assets continue to be carried on the balance sheet.

(17) Deferred policy acquisition costs

(a) Deferred policy acquisition costs for long term traditional insurance, investment-linked and universal life insurance contracts

The costs of acquiring new business, including commissions, underwriting, marketing and policy issue expenses, which vary with and are directly related to the production of the new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of the issue of the policy and at the end of each accounting period.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the insurance contracts as a constant percentage of expected premiums, which are estimated at the date of the issue of the policy and are consistently applied throughout the life of the contract unless a premium deficiency occurs, in which case the deferred policy acquisition costs will be written down.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(17) Deferred policy acquisition costs *(continued)*

(a) Deferred policy acquisition costs for long term traditional insurance, investment-linked and universal life insurance contracts *(continued)*

Deferred policy acquisition costs for long term investment-linked and universal life insurance contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits that are expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender, less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in the consolidated income statement.

(b) Deferred policy acquisition costs for property and casualty and short term life insurance policies

Acquisition costs, being primarily commissions and premium taxes, which vary with and are directly related to the acquisition of business, are deferred and amortized over the period in which the related written premiums are earned. Deferred policy acquisition costs are periodically reviewed to determine that they do not exceed recoverable amounts, after considering expected future investment income. Contributions received from reinsurers towards acquisition costs are deferred in an identical manner.

(18) Investment properties

Investment properties are interests in buildings that are held to earn rental income rather than for the supply of services or for administrative purposes.

Investment properties are initially measured at cost, which is the fair value of the consideration given to acquire them, including transaction costs. Subsequently, all investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis, after taking into account the estimated residual value (5% of original cost), over the estimated useful lives. The estimated useful lives of investment properties vary from 30 to 35 years.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

Transfers to, or from, investment properties are made when, and only when, there is evidence of a change in use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(19) Property and equipment

Property and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the income statement in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

	Estimated residual values	**Estimated useful lives**
Leasehold improvements	–	Over the shorter of economic useful lives and terms of the leases
Buildings	5%	30-35 years
Office equipment, furniture and fixtures	5%	5 years
Motor vehicles	5%	5-8 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the items of property and equipment.

Fully depreciated assets are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(20) Construction-in-progress

Construction-in-progress mainly represents costs incurred in the construction of building premises, as well as the cost of equipment pending installation.

No provision for depreciation is made on construction-in-progress until such time the relevant assets are completed and put into use.

(21) Intangible assets

(a) Prepaid land premiums

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognized on a straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and the buildings as a finance lease in property and equipment.

(b) Expressway operating right

Expenditure on acquiring the expressway operating right is capitalized as intangible assets. Amortization of expressway operating right is provided on a reasonable basis.

(22) Settled assets

Settled assets are tangible assets or properties that borrowers, guarantors or other third parties use to exercise their debtors' or guarantors' rights. Settled assets are initially recognized at their fair value.

(23) Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset's recoverable amount. A non-financial asset's recoverable amount is the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(23) Impairment of non-financial assets *(continued)*

For non-financial assets other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units), to which the goodwill relates. The recoverable amount is the higher of its fair value less costs to sell and its value-in-use, determined on an individual asset (or cash generating unit) basis, unless the individual asset (or cash generating unit) does not generate cash flows that are largely independent from those of other assets or groups of assets (or groups of cash generating units). Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Intangible assets with indefinite useful lives are tested for impairment annually at each year end either individually or at the cash generating unit level, as appropriate.

(24) Insurance guarantee fund

According to "Administrative Regulations on the Insurance Guarantee Fund" (Baojianhuiling [2004] No.16), the Group accrues for the insurance guarantee fund as follows:

(a) For property insurance, accident insurance and short term health insurance, insurance guarantee fund is provided at 1% of net premiums.

(b) For long term life insurance and long term health insurance with guaranteed interest rate, insurance guarantee fund is provided at 0.15% of net premiums.

(c) For long term life insurance without guaranteed interest rate, insurance guarantee fund is provided at 0.05% of net premiums.

No additional provision is required when the accumulated insurance guarantee fund balances of Ping An Life Insurance Company of China. Ltd. ("Ping An Life"), Ping An Annuity Insurance Company of China, Ltd and Ping An Health Insurance Company of China, Ltd. reaches 1% of their respective total assets. For Ping An Property & Casualty Insurance Company of China Ltd. ("Ping An Property & Casualty"), no additional provision is required when the accumulated balance reaches 6% of its total assets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(25) Insurance product classification

(a) Insurance contracts

Insurance contracts are defined as those containing significant insurance risk at the inception of the contracts, or those where at the inception of the contracts there is a scenario with commercial substance where the level of insurance risk may be significant over time. The significance of insurance risk as determined by the Group is dependent on both the probability of an insurance event and the magnitude of its potential effect.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period.

(b) Investment contracts

Insurance policies not considered insurance contracts under IFRS 4 are classified as investment contracts. Investment contracts are classified into with and without discretionary participation features ("DPF"). Deposits collected under investment contracts without DPF are not accounted for through the income statement but are accounted for directly through the balance sheet as an adjustment to investment contract liabilities. Deposits collected under investment contracts with DPF are accounted for through the income statement as if they are insurance contracts.

(26) Insurance contract liabilities

(a) Long term life insurance policyholders' reserves

Long term life insurance contracts are intended to be of greater than twelve months duration, are not subject to unilateral changes in the contract terms and require the performance of various functions and services (including, but not limited to, insurance protection) for an extended period.

Policyholders' reserves represent the estimated future benefit liability payable to policyholders for long term life insurance policies, other than policyholders' account balances in respect of investment-linked and universal life insurance contracts. Liabilities for contractual benefits that are expected to be incurred in the future are recorded when the related premiums are recognized. Such liabilities for life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, policyholder dividends and investment return, including a margin for adverse deviation. The assumptions are established at the time of the issue of the policy and remain unchanged except where loss recognition occurs.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(26) Insurance contract liabilities *(continued)*

(a) Long term life insurance policyholders' reserves *(continued)*

For participating life insurance policies, under current PRC insurance regulations, not less than 70% of the distributable surplus would be allocated for the benefit of policyholders (the exact percentage is estimated based on the Group's distribution basis, contract terms and prevailing regulations), and this obligation is provided for within total liabilities; after the respective amounts allocated to participating policyholders and to the Group have been deducted from distributable surplus, any unallocated portion at the end of the reporting period is held within liabilities. Also included in liabilities is a reserve held for the future benefit of universal life policies, as allowed by PRC reserving regulations mainly to smooth the credit rate for such policyholders. Therefore, the Group's insurance contract liabilities include estimated policyholders' share of realized and unrealized gain on investments payable to participating and universal life policyholders in the future (shadow accounting will apply if part of the unrealized gain is captured within equity).

For applicable policies like where the premium payment period is less than the policy term, an extra reserve, often known as deferred profit liability, is also included in policyholders' reserves. The deferred profit liability ensures a profit emergence in a constant relationship to the amount of insurance in force.

(b) Claim reserves

These comprise a best estimate of insurance contract provisions for the ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not, together with related claims handling costs and reduction for the expected value of salvage and other recoveries. Significant delays can be experienced in the notification and settlement of claims and therefore, the ultimate cost cannot be known with certainty at the balance sheet date. The methods of determining such estimates and establishing the resulting liabilities are continually reviewed and updated. Resulting adjustments are reflected in the income statement for the period. The Group does not discount its claim reserves.

(c) Unearned premium reserves

Upon inception of property and casualty and short term life insurance contracts, premiums are recorded as written and are earned on a pro-rata basis over the term of the related policy coverage. The unearned premium reserves represent the portions of premiums written relating to unexpired periods of coverage.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(26) Insurance contract liabilities *(continued)*

(d) Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of the related deferred policy acquisition costs. In performing these tests, current best estimates of future contractual cash flows, claims handling and policy administration expenses, as well as investment income from assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement initially by writing off deferred policy acquisition costs and subsequently by establishing a provision for losses arising from the liability adequacy tests. As mentioned above, long term life insurance contracts with fixed terms are measured based on assumptions set out at the inception of the policies. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions are used for the subsequent measurement of these liabilities. For short term life and property and casualty insurance contracts, a provision is assessed on the basis of estimates of future claims, costs, premiums earned, etc.

(27) Investment contract liabilities

Those insurance policies that do not meet the definition of an insurance contract are investment contracts and carried at amortized cost or estimated fair value.

(28) Investment-linked business

The assets and liabilities related to investment-linked contracts which are regarded as insurance contracts are presented as policyholder account assets and liabilities in respect of insurance contracts. For assets and liabilities related to investment-linked contracts regarded as investment contracts, they are presented as policyholder account assets and liabilities in respect of investment contracts. Policyholder account assets and liabilities represent funds maintained to meet specific investment objectives of policyholders who bear the investment risk. The net investment income on policyholder account assets accrues directly to the policyholders and is not credited to the Group's income statement. The assets and liabilities of each investment-linked fund are carried at estimated market value based on applicable requirements and are segregated from each other and from the rest of the Group's invested assets for recording purposes.

Revenue from an investment-linked business consists of policy fees which are used to cover the insured risks and associated costs. Policy fees include fees for the cost of insurance, administration fees and gains on surrenders. Amounts received other than policy fees collected as premiums and administration fees from these contracts are reported as policyholder account liabilities. Policy benefits and claims incurred in the period are charged to claim expenses in the consolidated income statement, to the extent such amounts are not covered by the said liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(29) Universal life business

Revenue for these contracts consists of policy fees which are used to cover the insured risks and associated costs, as well as related investment income. Policy fees include fees for the cost of insurance, administration fees and surrender charges. These fees collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such contracts. Expenses include interest credited to policyholder contract deposits and benefit payments made in excess of policyholder contract deposits.

(30) General reserve

The general reserve in the Group's consolidated financial statements consists of general reserve provisions made for the Group's insurance, banking, trust, securities and futures subsidiaries. The said provision is an appropriation of profit based on PRC regulatory requirements.

(31) Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. The Group's main revenue is recognized on the following bases:

(a) Premium income

Premiums from long term, traditional and participating life insurance contracts are recognized as revenue when premiums as stated in the contracts are considered collectible from the policyholders. Premiums from long term property and casualty insurance contracts are recognized as revenue when due from policyholders. Short term property and casualty and life insurance premiums, net of endorsements, are recorded as written at the inception of risk.

(b) Investment-linked business

Policy fees from an investment-linked business are the difference between premiums received for investment-linked contracts and the amounts of premiums allocated to policyholder account liabilities.

Administration fees are computed at the predetermined contract rate and are charged at the end of each month.

(c) Universal life business

Policy fees used to cover the insured risks and associated costs are treated as premium income. These include fees for the cost of insurance, administration fees, surrender charges, etc.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(31) Revenue recognition *(continued)*

(d) Interest income

Interest income for interest-bearing financial instruments, including financial instruments measured at fair value through profit or loss, is recognized in the income statement using the effective interest rate method. When a financial asset is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income.

(e) Fees and commission income of non-insurance operations

The Group earns fees and commission income of non-insurance operations from a diverse range of services it provides to its customers. Fees income can be divided into the following main categories:

Fees income earned from services that are provided over a certain period of time

Fees earned from the provision of services over a period of time are accrued over that period. These fees include investment fund administration fees, custodian fees, fiduciary fees, credit related fees, asset management fees, portfolio and other management fees, advisory fees, etc. However, loan commitment fees for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

Fees income from providing transaction services

Fees arising from negotiating or participating in the negotiation of a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognized on the completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria. These fees may include underwriting fees, corporate finance fees, brokerage fees, etc. Loan syndication fees are recognized in the income statement when the syndication has been completed and the Group retains no part of the loans for itself or retains part at the same effective interest rate as for the other participants.

(f) Dividend income

Dividend income is recognized when the right to receive dividend payment is established.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(32) Reinsurance

The Group cedes insurance risk in the normal course of business for its insurance businesses. Reinsurers' share of insurance liabilities represents balances due from reinsurance companies. Recoverable amounts are estimated in a manner consistent with the outstanding claims provision and are in accordance with the reinsurance contracts.

An impairment review is performed at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when objective evidence exists that the Group may not recover outstanding amounts under the terms of the contract and when the impact on the amounts that the Group will receive from the reinsurer can be measured reliably. The impairment loss is recorded in the income statement.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group also assumes reinsurance risk in the normal course of business for life insurance and non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as income and expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the product classification of the reinsured business. Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the associated reinsurance contracts.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance.

Reinsurers' share of insurance liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party.

(33) Policyholder dividends

Policyholder dividends represent dividends paid by the Group to policyholders in accordance with the terms of direct insurance contracts. The dividends are calculated and provided based on the dividend allocation method and the results of actuarial valuation.

(34) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated income statement on a straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated results on a straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognized as a reduction of rental expenses over the lease terms on a straight-line basis.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(35) Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(36) Share-based payment transactions

Certain employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for share appreciation rights which are settled in cash.

The cost of share appreciation rights is measured initially at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instruments are granted. The liability is remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

(37) Tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(37) Tax *(continued)*

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(38) Fiduciary activities

Where the Group acts in a fiduciary capacity such as nominee, trustee or agent, assets arising thereon together with related undertakings to return such assets to customers are excluded from the balance sheet.

The Group's banking operation grants entrusted loans on behalf of third-party lenders, which are recorded off-balance sheet. The Group, as an agent, grants such entrusted loans to borrowers under the direction of those third-party lenders who fund these loans. The Group has been contracted by those third-party lenders to manage the administration and collection of these loans on their behalf. Those third-party lenders determine both the underwriting criteria for and the terms of all entrusted loans including their purposes, amounts, interest rates, and repayment schedules. The Group charges a commission related to its activities in connection with entrusted loan which is recognized ratably over the period in which the service is provided. The risk of loss is borne by those third-party lenders.

(39) Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities, in these financial statements. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(1) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which have the most significant effect on the amounts recognized in the financial statements.

(a) Classification of financial assets

Management shall make significant judgments on classification of financial assets. Different classifications would affect the accounting treatment and the Group's financial position and operating results. If the Group's classification is subsequently proved to be wrong, reclassification may be required for certain categories as a whole.

(b) Classification of insurance contracts

Management shall make significant judgments on classification of insurance contracts. Different classifications would affect the accounting treatment and the Group's financial position and operating results.

(c) Impairment of available-for-sale equity investments

The Group considers that impairment provision is needed for an available-for-sale equity investments when there is significant or prolonged decline in fair value of that security below its cost. Management shall exercise judgment to determine "significant" and "prolonged". When making such judgment, the Group considers factors like equity price volatility, financial position of the investees, industry and segment performance, technology innovation, cash flows from financing activities, etc.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(continued)*

(2) Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next period are discussed below.

(a) Valuation of insurance contract liabilities

Life insurance contract liabilities

The liability for life insurance contracts (including investment contracts with DPF) is either based on current assumptions or on assumptions established at inception of the contract, reflecting the best estimate at the time increased with a margin for risk and adverse deviation. All contracts are subject to a liability adequacy test, which reflect management's best current estimate of future cash flows.

Certain acquisition costs related to the sale of new policies are recorded in deferred policy acquisition costs and are amortized to the income statement over time. If the assumptions relating to future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require additional write-offs to the income statement.

The main assumptions used relate to mortality, morbidity, investment returns, expenses, lapse and surrender rates. The Group base mortality and morbidity tables on standard industry tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences.

Estimates are also made as to future investment income arising from the assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Assumptions on future expense are based on current expense levels, adjusted for expected expense inflation adjustments if appropriate.

Lapse and surrender rates depend on product features, policy duration and external circumstance, such as sale trends. Credible own experience is used in establishing these assumptions.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(continued)*

(2) Estimates and assumptions *(continued)*

(a) Valuation of insurance contract liabilities *(continued)*

Property and casualty and short term life insurance contract liabilities

For property and casualty and short term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). It may take a significant period of time before the ultimate claims cost can be established with certainty and for some type of policies. IBNR claims form the majority of the balance sheet liability. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods.

The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident year, but can also be further analyzed by geographical area, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in future (for example to reflect one-off occurrences, changes in external or maker factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures), so as to arrive at the estimated ultimate cost of claims that present the likely outcome from the range of possible outcomes, taking account of all the uncertainties involved.

(b) Valuation of investment contracts without DPF liabilities

Unitized investment contract fair values are determined by reference to the values of the assets backing the liabilities, which are based on the value of the investment-linked funds.

Non-unitized investment contract fair values are approximated by the account value held by the relevant policyholders.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(continued)*

(2) Estimates and assumptions *(continued)*

(c) Fair value of financial assets and derivative financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, such as recent arm's length transactions, reference to the current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and/or option pricing model. For reference to similar instruments, instruments should have similar credit ratings.

For the discounted cash flow analysis, estimated future cash flows and discount rates are based on current market information and rates applicable to financial instruments with similar yields, credit quality and maturity characteristics. Estimated future cash flows are influenced by factors such as economic conditions (including country specific risks), concentrations in specific industries, types of instruments or currencies, market liquidity and financial conditions of counterparties. Discount rates are influenced by risk-free interest rates and credit risk.

Option pricing models incorporate all factors that market participants would consider and are based on observable market data when available. These models consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions.

The valuation techniques described above are calibrated annually.

(d) Impairment losses of loans and advances

The Group reviews its loans and advances at each reporting date to assess whether an allowance for impairment should be recorded in the income statement. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

In addition to specific allowance against individually significant loans and advances, the Group also makes a collective impairment allowance against exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This takes into consideration factors such as any deterioration in country risk, industry, and technological obsolescence, as well as identified structural weaknesses or deterioration in cash flows.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES *(continued)*

(2) Estimates and assumptions *(continued)*

(e) Deferred tax assets and liabilities

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. Significant management judgment is required to estimate the amount and timing of future taxable profit as well as the applicable tax rates so as to determine, together with the tax planning strategies, the amount of deferred tax assets and liabilities to be recognized.

5. SCOPE OF CONSOLIDATION

The major changes in the subsidiaries of the Group during the six months ended June 30, 2008 (the "Period") are as follows:

(1) In March 2008, Ping An Life completed the acquisition of 60% equity interest in Shanxi Changjin Expressway Co., Ltd. ("Shanxi Changjin"). The share capital of Shanxi Changjin is RMB750 million.

The fair values and carrying values of the identifiable assets and liabilities acquired as at the date of acquisition were:

(in RMB million)	Fair value recognized on acquisition	Carrying value
Cash and amounts due from banks	181	181
Intangible assets	2,659	1,920
Other assets	147	147
Sub-total	2,987	2,248
Deferred tax liabilities	185	-
Other liabilities	1,582	1,582
Sub-total	1,767	1,582
Net identifiable assets and liabilities	1,220	666
Fair value of net assets acquired attributable to the Group	732	
Satisfied by cash	732	

5. SCOPE OF CONSOLIDATION *(continued)*

(1) *(continued)*

The fair values of the above identifiable assets and liabilities acquired as at the date of acquisition were determined by reference to book values and an independent appraisal report.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of Shanxi Changjin is as follows:

(in RMB million)	
Cash consideration	(732)
Cash and bank balances acquired	181
Net outflow of cash and cash equivalents	(551)

The operating results and cash flow of Shanxi Changjin from the date of acquisition to current period end were as follows:

(in RMB million)	
Operating income	127
Net profit	41
Net cash flows	73

From the date of acquisition to current period end, the Group did not dispose of and did not intend to dispose of any assets or liabilities of Shanxi Changjin.

5. SCOPE OF CONSOLIDATION *(continued)*

(2) In March 2008, Ping An Life completed the acquisition of 60% equity interest in Shanxi Jinjiao Expressway Co., Ltd. ("Shanxi Jinjiao"). The share capital of Shanxi Jinjiao is RMB504 million.

The fair values and carrying values of the identifiable assets and liabilities acquired as at the date of acquisition were:

(in RMB million)	Fair value recognized on acquisition	Carrying value
Cash and amounts due from banks	166	166
Intangible assets	1,913	1,303
Other assets	20	20
Sub-total	2,099	1,489
Due to banks – long term borrowings	857	857
Deferred tax liabilities	152	–
Other liabilities	221	221
Sub-total	1,230	1,078
Net identifiable assets and liabilities	869	411
Fair value of net assets acquired attributable to the Group	521	
Satisfied by cash	521	

The fair values of the above identifiable assets and liabilities acquired as at the date of acquisition were determined by reference to book values and an independent appraisal report.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of Shanxi Jinjiao is as follows:

(in RMB million)	
Cash consideration	(521)
Cash and bank balances acquired	166
Net outflow of cash and cash equivalents	(355)

5. SCOPE OF CONSOLIDATION *(continued)*

(2) *(continued)*

The operating results and cash flow of Shanxi Jinjiao, from the date of acquisition to current period end were as follows:

(in RMB million)	
Operating income	130
Net profit	64
Net cash flows	(92)

From the date of acquisition to the period end, the Group did not dispose of and did not intend to dispose of any assets or liabilities of Shanxi Jinjiao.

(3) Particulars of the Company's principal subsidiaries as at June 30, 2008 are set out below:

Name	Place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered/ authorized capital (RMB unless otherwise stated)	Paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd.	The PRC	99.00%	-	3,800,000,000	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	The PRC	99.06%	-	3,000,000,000	3,000,000,000	Property and casualty insurance
Shenzhen Ping An Bank Co., Ltd. *(i)*	The PRC	90.04%	-	5,502,000,000	5,460,940,138	Banking
China Ping An Trust & Investment Co., Ltd.	The PRC	99.88%	-	4,200,000,000	4,200,000,000	Investment and trust
Ping An Securities Company, Ltd.	The PRC	-	86.66%	1,800,000,000	1,800,000,000	Security investment and brokerage
Ping An Annuity Insurance Company of China, Ltd.	The PRC	97.00%	2.98%	500,000,000	500,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	The PRC	96.00%	3.96%	500,000,000	500,000,000	Asset management
Ping An Health Insurance Company of China, Ltd.	The PRC	95.00%	4.96%	500,000,000	500,000,000	Health insurance

5. SCOPE OF CONSOLIDATION *(continued)*

(3) *(continued)*

Name	Place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered/ authorized capital (RMB unless otherwise stated)	Paid-up capital (RMB unless otherwise stated)	Principal activities
China Ping An Insurance Overseas (Holdings) Limited	Hong Kong	100.00%	-	HKD4,000,000,000	HKD555,000,000	Investment holding
China Ping An Insurance (Hong Kong) Company Limited	Hong Kong	-	75.00%	HKD110,000,000	HKD110,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co., Ltd.	The PRC	-	89.47%	120,000,000	120,000,000	Futures brokerage
Ping An New Capital Co., Ltd. *(ii)*	The PRC	-	99.88%	2,000,000,000	2,000,000,000	Investment
Shenzhen Ping An Property and Facilities Management Co., Ltd.	The PRC	-	99.88%	20,000,000	20,000,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd.	The PRC	-	74.25%	USD5,000,000	USD5,000,000	Real estate investment
Shenzhen Ping An Real Estate Investment Co., Ltd.	The PRC	-	99.88%	800,000,000	800,000,000	Real estate investment
Shenzhen Xin An Investment Consultant Co., Ltd.	The PRC	-	99.88%	3,000,000	3,000,000	Investment consulting
Ping An of China Asset Management (Hong Kong) Company Limited	Hong Kong	-	100.00%	HKD65,000,000	HKD65,000,000	Asset management
Yuxi Ping An Real Estate Co., Ltd.	The PRC	-	79.90%	38,500,000	38,500,000	Property leasing
Yuxi Meijiahua Business Management, Co., Ltd.	The PRC	-	79.90%	500,000	500,000	Property management

5. SCOPE OF CONSOLIDATION *(continued)*

(3) *(continued)*

Name	Place of incorporation	Attributable equity interest Direct	Attributable equity interest Indirect	Registered/ authorized capital (RMB unless otherwise stated)	Paid-up capital (RMB unless otherwise stated)	Principal activities
Ping An Meijiahua (Jingzhou) Business Management Co., Ltd.	The PRC	-	50.94%	USD9,700,000	USD9,700,000	Real estate investment
Nanning Ping An Meijiahua Real Estate Co., Ltd.	The PRC	-	50.94%	100,000,000	55,000,000	Property leasing
Shenzhen CITIC City Plaza Investment Co., Ltd.	The PRC	-	98.88%	20,000,000	20,000,000	Real estate investment
Anseng Investment Company Limited	British Virgin Islands	-	100.00%	USD50,000	USD2	Project investment
Rich All Investments Company Limited	British Virgin Islands	-	100.00%	USD36,000,001	USD36,000,001	Project investment
Profaith International Investment Limited	British Virgin Islands	-	100.00%	USD50,000	USD1	Project investment
Portfield Limited	Hong Kong	-	100.00%	HKD10,000	HKD10	Project investment
Ningbo Beilun Port Expressway Co., Ltd.	The PRC	-	100.00%	USD77,800,000	USD77,800,000	Operating expressway
Shanxi Changjin Expressway Co., Ltd. *(iii)*	The PRC	-	59.40%	750,000,000	750,000,000	Operating expressway
Shanxi Jinjiao Expressway Co., Ltd. *(iii)*	The PRC	-	59.40%	504,000,000	504,000,000	Operating expressway
Shenzhen Ping An Cai Fu Tong Advisory Co., Ltd. *(iv)*	The PRC	-	99.88%	10,000,000	10,000,000	Financial services

5. SCOPE OF CONSOLIDATION *(continued)*

(3) *(continued)*

(i) Up to June 30, 2008, Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank") has obtained the approval of capital reduction from the China Banking Regulatory Commission, but the update of its business registration was still in progress.

(ii) Shenzhen Ping An Industries Co., Ltd. was renamed as Ping An New Capital Co., Ltd. during the Period. Its paid-up capital was increased to RMB2 billion.

(iii) These subsidiaries were acquired during the Period through business combinations without involving entities under common control. Please refer to Notes 5 (1) and (2) for details.

(iv) The subsidiary is newly set up during the Period.

Except for new subsidiaries mentioned in remarks (iii) and (iv) above, there are no significant changes to the scope of consolidation as at June 30, 2008 from that as at December 31, 2007.

6. SEGMENT REPORTING

The Group's business segment information is currently divided into life insurance business, property and casualty insurance business, banking business, securities business, corporate and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for the Period were mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

6. **SEGMENT REPORTING** *(continued)*

The segment analysis as at June 30, 2008 and for the six months ended June 30, 2008 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Gross written premiums and policy fees	39,521	14,671	-	-	-	-	-	54,192
Less: Premiums ceded to reinsurers	(605)	(2,739)	-	-	-	-	-	(3,344)
Change in unearned premium reserves	(421)	(2,313)	-	-	-	-	-	(2,734)
Net earned premiums	38,495	9,619	-	-	-	-	-	48,114
Reinsurance commission income	103	657	-	-	-	-	-	760
Interest income of banking operations	-	-	3,376	-	-	-	(7)	3,369
Fees and commission income of non-insurance operations	-	-	101	912	-	288	(19)	1,282
Investment income	8,768	990	(127)	103	(624)	345	(180)	9,275
Share of profits of associates	27	-	-	-	-	14	-	41
Other income	659	29	14	3	-	339	(252)	792
Total income	48,052	11,295	3,364	1,018	(624)	986	(458)	63,633
Change in deferred policy acquisition costs	4,966	350	-	-	-	-	-	5,316
Claims and policyholders' benefits	(33,922)	(6,697)	-	-	-	-	-	(40,619)
Commission expenses of insurance operations	(5,934)	(1,405)	-	-	-	-	82	(7,257)
Interest expenses of banking operations	-	-	(1,391)	-	-	-	126	(1,265)
Fees and commission expenses of non-insurance operations	-	-	(14)	(58)	-	(46)	-	(118)
Loan loss provisions, net of reversals	-	-	(9)	-	-	(7)	-	(16)
Foreign exchange losses	(403)	(37)	(1)	(4)	(62)	(18)	-	(525)
General and administrative expenses	(3,837)	(3,177)	(986)	(456)	48	(636)	239	(8,805)
Total expenses	(39,130)	(10,966)	(2,401)	(518)	(14)	(707)	447	(53,289)
Profit before tax	8,922	329	963	500	(638)	279	(11)	10,344
Income taxes	(597)	10	(168)	(99)	299	(70)	-	(625)
Net profit	8,325	339	795	401	(339)	209	(11)	9,719

6. SEGMENT REPORTING *(continued)*

The segment analysis as at June 30, 2008 and for the six months ended June 30, 2008 is as follows: *(continued)*

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	453,449	39,620	131,695	17,347	54,363	18,841	(26,542)	688,773
Segment liabilities	441,266	33,198	124,198	13,678	1,120	11,337	(26,444)	598,353
Other segment information								
Capital expenditure	1,911	110	82	24	39	241	-	2,407
Depreciation and amortization (Excluding: amortization of deferred acquisition costs)	291	60	50	15	17	128	-	561
Total other non-cash expenses charged to consolidated results	-	(25)	(14)	-	-	(7)	-	(46)

6. SEGMENT REPORTING *(continued)*

The segment analysis as at December 31, 2007 and for the six months ended June 30, 2007 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Gross written premiums and policy fees	32,203	11,637	-	-	-	-	-	43,840
Less: Premiums ceded to reinsurers	(476)	(2,124)	-	-	-	-	-	(2,600)
Change in unearned premium reserves	(277)	(1,914)	-	-	-	-	-	(2,191)
Net earned premiums	31,450	7,599	-	-	-	-	-	39,049
Reinsurance commission income	111	564	-	-	-	-	-	675
Interest income of banking operations	-	-	2,257	-	-	-	-	2,257
Fees and commission income of non-insurance operations	-	-	68	1,046	-	258	(15)	1,357
Investment income	22,038	957	35	491	1,870	454	(108)	25,737
Other income	259	12	455	-	34	209	(225)	744
Total income	53,858	9,132	2,815	1,537	1,904	921	(348)	69,819
Change in deferred policy acquisition costs	3,727	409	-	-	-	-	-	4,136
Claims and policyholders' benefits	(43,045)	(4,804)	-	-	-	-	-	(47,849)
Commission expenses of insurance operations	(4,601)	(1,124)	-	-	-	-	52	(5,673)
Interest expenses of banking operations	-	-	(798)	-	-	-	109	(689)
Fees and commission expenses of non-insurance operations	-	-	(16)	(71)	-	(126)	-	(213)
Loan loss provisions, net of reversals	-	-	111	-	-	(6)	-	105
Foreign exchange losses	(316)	(11)	22	(2)	(25)	(3)	-	(335)
General and administrative expenses	(3,649)	(2,551)	(892)	(605)	(560)	(393)	165	(8,485)
Total expenses	(47,884)	(8,081)	(1,573)	(678)	(585)	(528)	326	(59,003)
Profit before tax	5,974	1,051	1,242	859	1,319	393	(22)	10,816
Income taxes	44	(291)	(156)	(183)	(179)	(82)	-	(847)
Net profit	6,018	760	1,086	676	1,140	311	(22)	9,969

6. SEGMENT REPORTING *(continued)*

The segment analysis as at December 31, 2007 and for the six months ended June 30, 2007 is as follows: *(continued)*

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	459,388	33,351	141,976	23,516	55,404	21,155	(42,568)	692,222
Segment liabilities	426,102	26,102	135,351	19,786	1,924	11,587	(42,481)	578,371
Other segment information								
Capital expenditure	2,636	63	66	19	13	296	-	3,093
Depreciation and amortization (Excluding: amortization of deferred acquisition costs)	311	64	38	9	7	33	-	462
Total other non-cash expenses charged to consolidated results	-	73	(62)	1	-	5	-	17

7. GROSS AND NET WRITTEN PREMIUMS AND POLICY FEES

For the six months ended June 30, (in RMB million)	2008	2007
Gross written premiums, policy fees and premium deposits (as reported in accordance with PRC Accounting Standards)	**69,228**	53,885
Less: Premium deposits allocated to policyholder contract deposits	**(10,272)**	(8,372)
Premium deposits allocated to policyholder accounts	**(4,764)**	(1,673)
Gross written premiums and policy fees	**54,192**	43,840
Long term life business gross written premiums and policy fees	**36,540**	29,626
Short term life business gross written premiums	**2,981**	2,577
Property and casualty business gross written premiums	**14,671**	11,637
Gross written premiums and policy fees	**54,192**	43,840

7. GROSS AND NET WRITTEN PREMIUMS AND POLICY FEES *(continued)*

For the six months ended June 30, (in RMB million)	2008	2007
Gross		
Life Insurance		
Individual life insurance	**32,991**	27,705
Bancassurance	**1,112**	367
Group life insurance	**5,418**	4,131
	39,521	32,203
Property and casualty Insurance		
Automobile insurance	**10,225**	7,801
Non-automobile insurance	**3,650**	3,254
Accident and health insurance	**796**	582
	14,671	11,637
Gross written premiums and policy fees	**54,192**	43,840
Net of reinsurance premiums ceded		
Life Insurance		
Individual life insurance	**32,975**	27,686
Bancassurance	**1,111**	367
Group life insurance	**4,830**	3,674
	38,916	31,727
Property and casualty Insurance		
Automobile insurance	**9,275**	7,169
Non-automobile insurance	**1,879**	1,774
Accident and health insurance	**778**	570
	11,932	9,513
Net written premiums and policy fees	**50,848**	41,240

8. NET INTEREST INCOME OF BANKING OPERATIONS

For the six months ended June 30, (in RMB million)	2008	2007
Interest income of banking operations		
Loans and advances to customers	**2,274**	1,348
Balances with central bank	**146**	73
Bonds	**633**	541
Cash and amounts due from banks and other financial institutions	**316**	295
Total	**3,369**	2,257
Interest expenses of banking operations		
Customer deposits	**996**	532
Due to banks and other financial institutions	**269**	157
Total	**1,265**	689
Net interest income of banking operations	**2,104**	1,568

9. NET FEES AND COMMISSION INCOME OF NON-INSURANCE OPERATIONS

For the six months ended June 30, (in RMB million)	2008	2007
Fees and commission income of non-insurance operations		
Brokerage fees	**509**	790
Underwriting commission income	**392**	224
Trust service fees	**267**	246
Others	**114**	97
Total	**1,282**	1,357
Fees and commission expenses of non-insurance operations		
Brokerage fees paid	**58**	71
Other fees paid	**60**	142
Total	**118**	213
Net fees and commission income of non-insurance operations	**1,164**	1,144

10. INVESTMENT INCOME

(1) Net investment income

For the six months ended June 30, (in RMB million)	2008	2007
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	**2,488**	2,526
– Available-for-sale	**1,929**	1,170
– Carried at fair value through profit or loss	**296**	205
Term deposits		
– Loans and receivables	**1,223**	1,277
Current accounts		
– Loans and receivables	**401**	397
Others		
– Loans and receivables	**184**	126
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	**2,250**	2,975
– Carried at fair value through profit or loss	**508**	1,364
Equity securities		
– Available-for-sale	**955**	96
– Carried at fair value through profit or loss	**68**	35
Operating lease income from investment properties	**139**	151
Interest expenses on assets sold under agreements to repurchase	**(182)**	(429)
Total	**10,259**	9,893

(2) Realized gains

For the six months ended June 30, (in RMB million)	2008	2007
Fixed maturity investments		
– Available-for-sale	**3**	98
– Carried at fair value through profit or loss	**18**	117
Equity investments		
– Available-for-sale	**9,228**	8,717
– Carried at fair value through profit or loss	**1,023**	6,303
Derivative financial instruments		
– Carried at fair value through profit or loss	**248**	3
Total	**10,520**	15,238

10. INVESTMENT INCOME *(continued)*

(3) Unrealized gains/(losses)

For the six months ended June 30, (in RMB million)	2008	2007
Fixed maturity investments		
– Carried at fair value through profit or loss	**(126)**	(188)
Equity investments		
– Carried at fair value through profit or loss	**(9,526)**	684
Derivative financial instruments		
– Carried at fair value through profit or loss	**(267)**	110
Total	**(9,919)**	606

(4) Impairment losses

For the six months ended June 30, (in RMB million)	2008	2007
Equity investments		
– Available-for-sale	**(1,585)**	–

(5) Total investment income

For the six months ended June 30, (in RMB million)	2008	2007
Net investment income	**10,259**	9,893
Realized gains	**10,520**	15,238
Unrealized gains/(losses)	**(9,919)**	606
Impairment losses	**(1,585)**	–
Total	**9,275**	25,737

11. CLAIMS AND POLICYHOLDERS' BENEFITS

(1)

For the six months ended June 30, (in RMB million)	2008 Gross	2008 Reinsurers' share	2008 Net
Claims and claim adjustment expenses	**11,092**	**(2,416)**	**8,676**
Surrenders	**4,588**	**–**	**4,588**
Annuities	**1,660**	**–**	**1,660**
Maturities and survival benefits	**7,217**	**–**	**7,217**
Policyholder dividends	**4,162**	**–**	**4,162**
Interest credited to policyholder contract deposits	**1,083**	**–**	**1,083**
Subtotal	**29,802**	**(2,416)**	**27,386**
Increase in policyholders' reserves	**13,234**	**(1)**	**13,233**
Total	**43,036**	**(2,417)**	**40,619**

For the six months ended June 30, (in RMB million)	2007 Gross	2007 Reinsurers' share	2007 Net
Claims and claim adjustment expenses	7,918	(1,510)	6,408
Surrenders	4,181	–	4,181
Annuities	1,427	–	1,427
Maturities and survival benefits	3,582	–	3,582
Policyholder dividends	897	–	897
Interest credited to policyholder contract deposits	451	–	451
Subtotal	18,456	(1,510)	16,946
Increase in policyholders' reserves	30,917	(14)	30,903
Total	49,373	(1,524)	47,849

11. CLAIMS AND POLICYHOLDERS' BENEFITS *(continued)*

(2)

For the six months ended June 30, (in RMB million)	2008 Gross	2008 Reinsurers' share	2008 Net
Long term life insurance contracts benefits	**32,914**	**(6)**	**32,908**
Short term life insurance claims	**1,350**	**(336)**	**1,014**
Property and casualty insurance claims	**8,772**	**(2,075)**	**6,697**
Total	**43,036**	**(2,417)**	**40,619**

For the six months ended June 30, (in RMB million)	2007 Gross	2007 Reinsurers' share	2007 Net
Long term life insurance contracts benefits	42,201	(19)	42,182
Short term life insurance claims	1,111	(248)	863
Property and casualty insurance claims	6,061	(1,257)	4,804
Total	49,373	(1,524)	47,849

12. PROFIT BEFORE TAX

(1) Profit before tax is arrived at after charging/(crediting) the following items:

For the six months ended June 30, (in RMB million)	2008	2007
Employee costs *(Note 12(2))*	**2,444**	4,301
Provision for insurance guarantee fund	**219**	176
Depreciation of investment properties	**77**	76
Depreciation of property and equipment	**273**	324
Amortization of intangible assets	**211**	81
Gains on disposal of non-performing assets	**–**	(284)
Loss on disposal of investment properties, property and equipment	**3**	1
Impairment losses on property and equipment, and intangible assets	**1**	9
Provision for doubtful debts, net	**(63)**	76
Auditor's remuneration-review and audit fee	**15**	12
Operating lease payments in respect of land and buildings	**398**	283

12. PROFIT BEFORE TAX *(continued)*

(2) Employee costs

For the six months ended June 30, (in RMB million)	2008	2007
Wages, salaries and bonuses	**1,722**	3,829
Retirement benefits, social security contributions and welfare benefits	**722**	472
Total	**2,444**	4,301

The employee costs reversed for the scheme of share appreciation rights during the Period are RMB1,068 million due to the decrease in stock price of the Company's H-share (Six months ended 30 June 2007: expense accrued of RMB777 million).

13. INCOME TAXES

For the six months ended June 30, (in RMB million)	2008	2007
Current income tax	**644**	666
Deferred income tax	**(19)**	181
Total	**625**	847

On March 16, 2007, the National People's Congress approved the *Corporate Income Tax Law of the People's Republic of China* (the new "CIT Law"). The new CIT Law unifies domestic corporate income tax rate to 25% with effect from January 1, 2008. For subsidiaries and branches of the Group located in Special Economic Zones that were entitled to preferential income tax, the applicable CIT rate will be transited to 25% in five years. During the transitional period, the applicable CIT rate for applicable subsidiaries and branches will be 18%, 20%, 22%, 24% and 25% for year 2008, 2009, 2010, 2011 and 2012, respectively. For other subsidiaries and branches of the Group, the CIT rates are reduced from 33% to 25% from January 1, 2008.

Subsidiaries of the Group located in the Hong Kong Special Administrative Region are subject to Hong Kong profits tax. The tax rate of Hong Kong profits tax is reduced from 17.5% to 16.5% for the period from April 1, 2008 to March 31, 2009.

13. INCOME TAXES *(continued)*

Reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 18% is as follows:

For the six months ended June 30, (in RMB million)	2008	2007
Profit before tax	**10,344**	10,816
Tax computed at the main applicable tax rate of 18% (2007: 15%)	**1,862**	1,622
Tax effect of expenses not deductible in determining taxable income	**225**	573
Tax effect of income not taxable in determining taxable income	**(1,435)**	(1,558)
Tax effect of changes in tax rate	**58**	5
Tax effect of higher tax rate on branches and entities (in the PRC) located outside Special Economic Zones	**18**	205
Tax refund	**(103)**	-
Income taxes per consolidated income statement	**625**	847

The Group's tax position is subject to assessment and inspection of the tax authorities.

14. DIVIDENDS

For the six months ended June 30, (in RMB million)	2008	2007
Final dividend on ordinary shares approved and paid for the previous year:		
Final dividend for 2007: RMB0.50 per share (2006: RMB0.22 per share)	**3,673**	1,616
Interim dividends on ordinary shares approved (not recognized as a liability as at June 30):		
Interim dividend for 2008: RMB0.20 per share (2007: RMB0.20 per share)	**1,469**	1,469

15. EARNINGS PER SHARE

Earnings per share is calculated by dividing the Company's net profit attributable to ordinary shareholders by the weighted average number of outstanding shares.

For the six months ended June 30,	2008	2007
Net profit attributable to ordinary shareholders (in RMB million)	**9,487**	9,690
Weighted average number of outstanding shares of the Company (million shares)	**7,345**	6,962
Basic earnings per share (in RMB)	**1.29**	1.39
Diluted earnings per share (in RMB)	**1.29**	1.39

16. BALANCES WITH CENTRAL BANK AND STATUTORY DEPOSITS

(in RMB million)	June 30, 2008	December 31, 2007
Mandatory deposits with central bank for banking operations	**16,228**	14,265
Other deposits with central bank	**1,993**	4,969
Statutory deposits for insurance operations	**1,560**	1,560
Total	**19,781**	20,794

In accordance with relevant regulations, Shenzhen Ping An Bank maintains mandatory deposits with The People's Bank of China in both RMB and foreign currencies. As at June 30, 2008 and December 31, 2007, the mandatory deposits are calculated at 17.5% and 14.5% for eligible RMB deposits, respectively, and 5% for foreign currencies deposits.

Statutory deposits for insurance operations are made with PRC banks in accordance with the PRC Insurance Law and related regulations based on not less than 20% of the respective registered capital of the insurance subsidiaries of the Group.

17. CASH AND AMOUNTS DUE FROM BANKS AND OTHER FINANCIAL INSTITUTIONS

(in RMB million)	June 30, 2008	December 31, 2007
Cash on hand	368	382
Term deposits	56,402	57,384
Due from banks and other financial institutions	36,082	28,901
Loans and advances	532	1,192
Total	93,384	87,859

Due from banks and other financial institutions pledged by the Group as collateral for warrants issued by a subsidiary of the Group was nil as at June 30, 2008 (December 31, 2007: RMB687 million).

Of the above, none of the cash and amounts due from banks and other financial institutions has been designated at fair value.

18. FIXED MATURITY INVESTMENTS

(in RMB million)	June 30, 2008	December 31, 2007
Bonds	272,744	235,373
Policy loans	2,946	2,411
Assets purchased under agreements to resell	8,779	36,457
Total	284,469	274,241

18. FIXED MATURITY INVESTMENTS *(continued)*

Bonds

(in RMB million)	June 30, 2008	December 31, 2007
Held-to-maturity, at amortized cost	**126,397**	127,736
Available-for-sale, at fair value	**122,560**	83,411
Carried at fair value through profit or loss		
Held-for-trading	**23,787**	24,226
Total	**272,744**	235,373
Government bonds	**91,189**	88,365
Central bank bills	**31,082**	23,440
Finance bonds	**83,964**	69,657
Corporate bonds	**66,509**	53,911
Total	**272,744**	235,373
Listed	**54,059**	47,961
Unlisted	**218,685**	187,412
Total	**272,744**	235,373

As at June 30, 2008, bonds with par value of RMB13,268 million (December 31, 2007: RMB12,044 million) were pledged as assets sold under agreements to repurchase. Up to the approval date of these financial statements, approximately RMB12,833 million has been released from this pledge.

Assets purchased under agreements to resell

	June 30, 2008	December 31, 2007
Securities	**1,490**	27,173
Bills	**7,289**	7,959
Loans	**–**	1,325
Total	**8,779**	36,457
Less: Provision for impairment losses	**–**	–
Net	**8,779**	36,457

The fair value of the assets held as collateral for assets purchased under agreements to resell approximates their carrying value.

19. EQUITY INVESTMENTS

(in RMB million)	June 30, 2008	December 31, 2007
Equity investment funds	**31,663**	28,899
Equity securities	**52,010**	100,032
Total	**83,673**	128,931

(1) Equity investment funds

(in RMB million)	June 30, 2008	December 31, 2007
Available-for-sale, at fair value	**11,382**	9,481
Carried at fair value through profit or loss	**20,281**	19,418
Total	**31,663**	28,899
Listed	**1,228**	2,721
Unlisted	**30,435**	26,178
Total	**31,663**	28,899

(2) Equity securities

(in RMB million)	June 30, 2008	December 31, 2007
Available-for-sale, at fair value	**43,857**	86,381
Carried at fair value through profit or loss	**8,153**	13,651
Total	**52,010**	100,032
Listed	**51,338**	99,297
Unlisted	**672**	735
Total	**52,010**	100,032

20. DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2008			December 31, 2007		
	Nominal	Fair Value		Nominal	Fair Value	
(in RMB million)	amount	Assets	Liabilities	amount	Assets	Liabilities
Interest rate related derivatives	**957**	**5**	**20**	4,261	14	27
Currency related derivatives	**948**	**–**	**1**	661	–	1
Equity related derivatives	**379**	**110**	**–**	670	159	99
Credit related derivatives	**892**	**6**	**99**	950	4	62
Total	**3,176**	**121**	**120**	6,542	177	189

None of the above derivatives has been designated as a hedging instrument.

21. LOANS AND ADVANCES TO CUSTOMERS

(1) Loans and advances by individual and corporate customers

(in RMB million)	June 30, 2008	December 31, 2007
Individual customers		
Credit card loans	**1,091**	389
Mortgage loans	**16,838**	16,259
Others	**3,066**	3,340
Corporate customers		
Loans	**45,384**	37,696
Discounted bills	**4,956**	5,977
Total	**71,335**	63,661
Loan loss provision		
Individually assessed	**(251)**	(302)
Collectively assessed	**(278)**	(234)
Net	**70,806**	63,125

As at June 30, 2008, loans of RMB375 million (December 31, 2007: Nil) were pledged as assets sold under agreements to repurchase. Up to the approval date of these financial statements, none of them has been released from this pledge.

21. LOANS AND ADVANCES TO CUSTOMERS *(continued)*

(2) Loans and advances by industry

(in RMB million)	June 30, 2008	Percentage	December 31, 2007	Percentage
Agriculture, forestry and fishing	81	0.11%	96	0.15%
Mining	761	1.07%	175	0.27%
Manufacturing	10,698	15.00%	13,055	20.51%
Energy	2,848	3.99%	2,137	3.36%
Transportation and communications	5,128	7.19%	4,009	6.30%
Commercial	9,114	12.78%	6,440	10.12%
Real estate	7,715	10.82%	6,173	9.70%
Construction	2,271	3.18%	3,332	5.23%
Individual customers	20,994	29.43%	19,988	31.40%
Others	11,725	16.43%	8,256	12.96%
Total	71,335	100.00%	63,661	100.00%

(3) Loans and advances by region

(in RMB million)	June 30, 2008	Percentage	December 31, 2007	Percentage
Southern China region	51,858	72.70%	50,427	79.21%
Eastern China region	18,820	26.38%	12,026	18.89%
Other regions	657	0.92%	1,208	1.90%
Total	71,335	100.00%	63,661	100.00%

(4) Loans and advances by guarantee type

(in RMB million)	June 30, 2008	December 31, 2007
Unsecured loans	17,613	14,284
Guaranteed loans	16,458	12,972
Secured loans		
Loans secured by mortgages	27,824	25,273
Loans secured by other collaterals	9,440	11,132
Total	71,335	63,661

21. LOANS AND ADVANCES TO CUSTOMERS *(continued)*

(5) Analysis of overdue loans

	June 30, 2008				
(in RMB million)	**Within 3 months**	**3 months to 1 year**	**1-3 years**	**More than 3 years**	**Total**
Unsecured loans	**394**	**46**	**10**	**87**	**537**
Guaranteed loans	**156**	**11**	**27**	**19**	**213**
Secured loans					
Loans secured by mortgages	**1,239**	**342**	**30**	**27**	**1,638**
Loans secured by other collaterals	**4**	**11**	**13**	**–**	**28**
Total	**1,793**	**410**	**80**	**133**	**2,416**

	December 31, 2007				
(in RMB million)	Within 3 months	3 months to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	88	8	9	99	204
Guaranteed loans	46	3	130	11	190
Secured loans					
Loans secured by mortgages	895	102	57	26	1,080
Loans secured by other collaterals	72	200	56	–	328
Total	1,101	313	252	136	1,802

21. LOANS AND ADVANCES TO CUSTOMERS *(continued)*

(6) Loan loss provision

For the six months ended June 30, (in RMB million)	2008 Individually assessed	2008 Collectively assessed	2008 Total	2007 Individually assessed	2007 Collectively assessed	2007 Total
As at January 1,	**302**	**234**	**536**	2,263	168	2,431
Charge for the period	**20**	**44**	**64**	5	–	5
Transfer out during the period	**(16)**	**-**	**(16)**	(1,759)	(42)	(1,801)
Write-backs during the period						
Accreted interest on impaired loans	**(6)**	**-**	**(6)**	(20)	–	(20)
Write-backs due to other reasons	**(49)**	**-**	**(49)**	(72)	(38)	(110)
As at June 30,	**251**	**278**	**529**	417	88	505

22. INVESTMENTS IN ASSOCIATES

The Group's investments in principal associates as at June 30, 2008 are as follows:

(in RMB million) Name of the invested entity	June 30, 2008	December 31, 2007
Veolia Water (Kunming) Investment Co., Ltd. ("Veolia Kunming")	**164**	169
Veolia Water (Yellow River) Investment Co., Ltd. ("Veolia Yellow River")	**503**	541
Veolia Water (Liuzhou) Investment Co., Ltd. ("Veolia Liuzhou")	**98**	105
Shanxi Taichang Expressway Co., Ltd. ("Shanxi Taichang")	**1,071**	-
Hubei Shumyip Huayin Traffic Development Co., Ltd. ("Hubei Shumyip Huayin")	**598**	618
Beijing-Shanghai High-speed Railway Equity Investment Scheme	**423**	-
Hangzhou Sundy Real Estate Group Co., Ltd. ("Hangzhou Sundy")	**466**	-
Ciming Health and Body Examination Management Group Co., Ltd. ("Ciming Body Examination")	**78**	-
Others	**-**	39
Total	**3,401**	1,472

22. INVESTMENTS IN ASSOCIATES *(continued)*

Name of the invested entity	Place of incorporation	Registered (authorized) capital/ paid-up capital	Percentage of holding	Principal activities
Veolia Kunming	Hong Kong	USD95,000,000/ USD91,875,208	24%	Water investment
Veolia Yellow River	Hong Kong	USD250,000,000/ USD151,195,839	49%	Water investment
Veolia Liuzhou	Hong Kong	USD32,124,448/ USD32,124,448	45%	Water investment
Shanxi Taichang	The PRC	RMB2,600,190,000 RMB2,600,190,000	30%	Operating expressway
Hubei Shumyip Huayin	The PRC	RMB110,000,000/ RMB110,000,000	49%	Operating expressway
Beijing-Shanghai High-speed Railway Equity Investment Scheme *(i)*	Not applicable	RMB16,000,000,000/ RMB1,074,650,000	39.375%	Railway investment
Hangzhou Sundy	The PRC	RMB75,000,000/ RMB75,000,000	20%	Real estate development
Ciming Body Examination *(ii)*	The PRC	RMB70,426,829/ RMB70,426,829	15%	Health and body examination
Ping An Roosevelt Holding Ltd.	Hong Kong	USD10,000/ USD10,000	30%	Retail investment

Remarks:

(i): The Group's capital commitment in respect of Beijing-Shanghai High-speed Railway Equity Investment Scheme is included in 46 (1).

(ii): The Group's significant influence in Ciming Body Examination is established as a result of representation on the Board of Directors, and in accordance with the articles of association of Ciming Body Examination, the Group has the power to veto significant financial and operating decisions.

23. PREMIUM RECEIVABLES

(in RMB million)	June 30, 2008	December 31, 2007
Premium receivables	**6,349**	4,613
Less: Provision for doubtful receivables	**(177)**	(179)
Premium receivables, net	**6,172**	4,434
Life insurance	**3,508**	2,626
Property and casualty insurance	**2,664**	1,808
Premium receivables, net	**6,172**	4,434

Provision is made on a periodic basis for those amounts that are considered uncollectible. The credit terms are generally for a period of one month, extending up to five months for major customers. Overdue balances are reviewed regularly by senior management.

An aging analysis of premium receivables is as follows:

(in RMB million)	June 30, 2008	December 31, 2007
Within 3 months	**5,689**	4,263
Over 3 but within 6 months	**374**	142
Over 6 months	**109**	29
Total	**6,172**	4,434

24. REINSURERS' SHARE OF INSURANCE LIABILITIES

(in RMB million)	June 30, 2008	December 31, 2007
Reinsurers' share of unearned premium reserves	**3,450**	2,564
Reinsurers' share of claim reserves	**3,614**	2,304
Reinsurers' share of policyholders' reserves	**13**	12
Total	**7,077**	4,880

25. DEFERRED POLICY ACQUISITION COSTS

(in RMB million)	Life	Property and casualty	Total
As at January 1, 2008	**38,948**	**2,357**	**41,305**
Deferred	**6,941**	**2,523**	**9,464**
Amortized	**(1,975)**	**(2,173)**	**(4,148)**
As at June 30, 2008	**43,914**	**2,707**	**46,621**

(in RMB million)	Life	Property and casualty	Total
As at January 1, 2007	30,061	1,805	31,866
Deferred	5,176	2,082	7,258
Amortized	(1,449)	(1,673)	(3,122)
Effect of net unrealized gains on investments through equity (shadow accounting adjustment)	67	–	67
As at June 30, 2007	33,855	2,214	36,069

26. INVESTMENT PROPERTIES

(in RMB million)	2008	2007
Cost		
As at January 1,	**4,506**	1,918
Acquisition of subsidiaries	**–**	2,046
Additions	**94**	301
Transfer to property and equipment, net	**(106)**	(24)
Disposals	**(141)**	(66)
As at June 30,	**4,353**	4,175
Accumulated depreciation and impairment losses		
As at January 1,	**624**	390
Acquisition of subsidiaries	**–**	91
Charge for the period	**77**	76
Transfer to property and equipment, net	**(23)**	(3)
Disposals	**(2)**	(43)
Provision for impairment losses	**–**	8
As at June 30,	**676**	519
Net book value		
As at January 1,	**3,882**	1,528
As at June 30,	**3,677**	3,656
Fair value	**5,982**	4,031

The fair value of the investment properties as at June 30, 2008 was estimated by the directors of the Company having regard to valuations performed by independent valuers.

The rental income arising from investment properties during the Period amounted to RMB139 million (Six months ended June 30, 2007: RMB151 million), which is included in net investment income.

As at June 30, 2008, investment properties with a carrying amount of RMB1,648 million (December 31, 2007: RMB1,701 million) were used to secure long term borrowings with an aggregate carrying amount of RMB1,586 million (December 31, 2007: RMB1,612 million).

The Group was still in the process of applying for title certificates for investment properties with a net book value of RMB26 million as at June 30, 2008 (December 31, 2007: RMB192 million).

27. PROPERTY AND EQUIPMENT

(in RMB million)	Leasehold improvements	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Construction in progress	Total
Cost						
As at January 1, 2008	691	4,055	2,397	491	3,472	11,106
Additions	41	33	210	38	1,010	1,332
Transfer of construction in progress	20	–	–	–	(20)	–
Transfer from investment properties, net	–	106	–	–	–	106
Disposals	(141)	(27)	(219)	(14)	(729)	(1,130)
As at June 30, 2008	611	4,167	2,388	515	3,733	11,414
Accumulated depreciation and impairment losses						
As at January 1, 2008	405	946	1,305	274	11	2,941
Charge for the period	34	64	153	22	–	273
Transfer from investment properties, net	–	23	–	–	–	23
Disposals	(136)	(3)	(191)	(10)	–	(340)
Impairment losses	–	1	–	–	–	1
As at June 30, 2008	303	1,031	1,267	286	11	2,898
Net book value						
As at June 30, 2008	308	3,136	1,121	229	3,722	8,516
As at December 31, 2007	286	3,109	1,092	217	3,461	8,165

27. PROPERTY AND EQUIPMENT *(continued)*

(in RMB million)	Leasehold improvements	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Construction in progress	Total
Cost						
As at January 1, 2007	568	3,594	1,950	413	644	7,169
Additions	54	40	139	29	2,397	2,659
Transfer of construction in progress	6	-	-	-	(6)	-
Transfer from investment properties, net	-	24	-	-	-	24
Disposals	(157)	(100)	(55)	(6)	(3)	(321)
As at June 30, 2007	471	3,558	2,034	436	3,032	9,531
Accumulated depreciation and impairment losses						
As at January 1, 2007	303	746	1,097	246	11	2,403
Charge for the period	55	94	150	25	-	324
Transfer from investment properties, net	-	3	-	-	-	3
Disposals	(143)	(80)	(39)	(6)	-	(268)
Impairment losses	-	22	-	-	-	22
As at June 30, 2007	215	785	1,208	265	11	2,484
Net book value						
As at June 30, 2007	256	2,773	826	171	3,021	7,047
As at December 31, 2006	265	2,848	853	167	633	4,766

The Group is still in the process of applying for the title certificates for its buildings with a net book value of RMB307 million as at June 30, 2008 (December 31, 2007: RMB212 million).

28. INTANGIBLE ASSETS

(in RMB million)	Goodwill	Expressway operating rights	Prepaid land premiums	Software and others	Total
Cost					
As at January 1, 2008	610	2,754	1,026	450	4,840
Additions	74	–	1,665	45	1,784
Acquisition of subsidiaries	38	4,672	–	–	4,710
Disposals	–	–	–	(2)	(2)
As at June 30, 2008	722	7,426	2,691	493	11,332
Accumulated amortization and impairment losses					
As at January 1, 2008	–	104	136	200	440
Amortization charge	–	122	30	59	211
Acquisition of subsidiaries	–	100	–	–	100
Disposals	–	–	–	(2)	(2)
As at June 30, 2008	–	326	166	257	749
Net book value					
As at June 30, 2008	722	7,100	2,525	236	10,583
As at December 31, 2007	610	2,650	890	250	4,400

28. INTANGIBLE ASSETS *(continued)*

(in RMB million)	Goodwill	Expressway operating rights	Prepaid land premiums	Software and others	Total
Cost					
As at January 1, 2007	409	–	1,026	384	1,819
Additions	66	–	–	69	135
Disposals	–	–	–	(11)	(11)
As at June 30, 2007	475	–	1,026	442	1,943
Accumulated amortization and impairment losses					
As at January 1, 2007	–	–	110	225	335
Amortization charge	–	–	21	60	81
Disposals	–	–	–	(3)	(3)
As at June 30, 2007	–	–	131	282	413
Net book value					
As at June 30, 2007	475	–	895	160	1,530
As at December 31, 2006	409	–	916	159	1,484

(1) Expressway operating right
Expressway operating right is amortized on a reasonable basis. As at June 30, 2008, all the expressway operating rights were used to secure long term borrowings with the carrying amount of RMB3,891 million (December 31, 2007: RMB1,606 million).

(2) Goodwill
The recoverable amount of goodwill has been estimated based on value in use calculation using cash flow projections and financial plans approved by management and pretax, company specific, risk adjusted discount rates. Projected cash flows beyond five years are extrapolated using a steady growth rate. The projected cash flows are determined by future estimated profits based on management expectations for market development.

28. INTANGIBLE ASSETS *(continued)*

(3) Prepaid land premiums

Prepaid land premiums are acquired under PRC laws for fixed periods, and the related costs are amortized on the straight-line basis. All of the Group's prepaid land premiums are related to lands located in the PRC. The net book value of the prepaid land premiums as at June 30, 2008 is expected to be amortized over lease terms ranging from 50 to 70 years (2007: 50 to 70 years).

The Group is still in the process of applying for title certificates for prepaid land premiums with a net book value of RMB2,133 million as at June 30, 2008 (December 31, 2007: RMB483 million). This amount as at June 30, 2008 represents costs incurred to acquire lands in Shanghai and Shenzhen for the construction of new properties. In the opinion of the Company's management, where necessary, adequate provision for impairment losses has been made for prepaid land premiums without title certificates as at June 30, 2008.

29. OTHER ASSETS

(in RMB million)	June 30, 2008	December 31, 2007
Prepayments	**889**	627
Due from reinsurers	**1,967**	2,452
Interest receivables	**5,575**	3,964
Settled assets	**408**	538
Interest rate swap deposits	**184**	147
Other assets	**2,810**	1,249
Total	**11,833**	8,977

30. SHARE CAPITAL

(in million)	June 30, 2008	December 31, 2007
Number of shares registered, issued and fully paid at RMB1 each	**7,345**	7,345

31. RESERVES AND RETAINED PROFITS

According to the Company's Articles of Association, the Company shall set aside 10% of its net profit determined in its statutory financial statements, prepared in accordance with PRC Accounting Standards, to a statutory surplus reserve fund. The Company can cease such profit appropriation to this fund if the fund reaches 50% of the Company's registered share capital. The Company may also make appropriations from its net profit to the discretionary surplus reserve fund provided the appropriation is approved by a resolution of the shareholders. These reserves cannot be used for purposes other than those for which they are created. Profits are used against prior year losses before allocations to such reserves.

Capital reserve mainly represents share premiums arising from the issuance of shares.

Subject to resolutions passed in shareholders' meetings, the statutory surplus reserve fund, discretionary surplus reserve fund and capital reserve can be transferred to share capital. The balance of the statutory surplus reserve fund after transfers to share capital should not be less than 25% of the registered capital.

In accordance with the relevant regulations, general reserves should be set aside to cover catastrophic or other losses as incurred by companies operating in the insurance, banking, trust, securities and futures business. The Group's respective entities in such business would need to make appropriations for such reserve based on their respective year end profit or risk assets determined in accordance with PRC Accounting Standards, and based on the applicable PRC financial regulations, in the annual financial statements. Such reserve is not available for profit distribution or transfer to capital.

In accordance with the relevant regulations, the net profit after tax of the Company for profit distribution is deemed to be the lower of (i) the retained profits determined in accordance with PRC Accounting Standards and (ii) the retained profits determined in accordance with IFRSs. The profit appropriation for the year ended December 31, 2007 was approved in the shareholders' meeting held on May 13, 2008.

32. DUE TO BANKS AND OTHER FINANCIAL INSTITUTIONS

(in RMB million)	June 30, 2008	December 31, 2007
Deposits from other banks and financial institutions	**5,883**	7,532
Short term borrowings	**3,947**	3,894
Long term borrowings	**3,954**	3,218
Total	**13,784**	14,644

The Group has not had significant defaults of principal, interest or other significant breaches with respect to its liabilities during the Period.

33. ASSETS SOLD UNDER AGREEMENTS TO REPURCHASE

(in RMB million)	June 30, 2008	December 31, 2007
Bills	**1,262**	1,676
Securities	**14,719**	11,880
Loans	**375**	–
Total	**16,356**	13,556

34. CUSTOMER DEPOSITS AND PAYABLES TO BROKERAGE CUSTOMERS

(in RMB million)	June 30, 2008	December 31, 2007
Current and saving accounts		
– Corporate customers	**30,192**	32,769
– Individual customers	**6,559**	6,160
Term deposits		
– Corporate customers	**37,177**	34,297
– Individual customers	**5,341**	4,305
Payables to brokerage customers		
– Corporate customers	**2,789**	5,135
– Individual customers	**8,032**	9,259
Total	**90,090**	91,925

35. INSURANCE CONTRACT LIABILITIES

(in RMB million)	June 30, 2008	December 31, 2007
Policyholders' reserves	**327,158**	323,744
Policyholder contract deposits	**44,720**	34,734
Policyholder account liabilities in respect of insurance contracts	**32,554**	34,871
Unearned premium reserves	**19,100**	15,480
Claim reserves	**10,126**	7,645
Total	**433,658**	416,474

	June 30, 2008			December 31, 2007		
(in RMB million)	Insurance contract liabilities	Reinsurers' share	Net	Insurance contract liabilities	Reinsurers' share	Net
Long term life insurance contracts and investment contracts with DPF	**404,432**	**(13)**	**404,419**	393,349	(12)	393,337
Short term life insurance contracts	**3,492**	**(624)**	**2,868**	2,853	(445)	2,408
Property and casualty insurance contracts	**25,734**	**(6,440)**	**19,294**	20,272	(4,423)	15,849
Total	**433,658**	**(7,077)**	**426,581**	416,474	(4,880)	411,594

(in RMB million)	June 30, 2008	December 31, 2007
Current gross insurance contract liabilities*		
Long term life	**11,674**	14,726
Short term life	**3,445**	2,810
Property and casualty	**20,295**	15,189
Non-current gross insurance contract liabilities		
Long term life	**392,758**	'378,623
Short term life	**47**	43
Property and casualty	**5,439**	5,083
Total	**433,658**	416,474

* *Expected settlement within 12 months from the balance sheet date.*

35. INSURANCE CONTRACT LIABILITIES *(continued)*

(1) Long term life insurance contracts and investment contracts with DPF

(in RMB million)	June 30, 2008	December 31, 2007
Policyholders' reserves	**327,158**	323,744
Policyholder contract deposits	**44,720**	34,734
Policyholder account liabilities in respect of insurance contracts	**32,554**	34,871
Total	**404,432**	393,349

The policyholders' reserves are analyzed as follows:

For the six months ended June 30, (in RMB million)	2008	2007
As at January 1,	**323,744**	268,436
New business	**9,174**	7,165
Inforce change	**4,059**	23,738
Effect of net unrealized gain/(losses) on investments through equity (shadow accounting adjustment)	**(9,819)**	939
As at June 30,	**327,158**	300,278

The Group did not have significant reinsurers' share of insurance liabilities in respect of the policyholders' reserves carried for long term life insurance contracts and investment contracts with DPF.

35. INSURANCE CONTRACT LIABILITIES *(continued)*

(2) Short term life insurance contracts

(in RMB million)	June 30, 2008	December 31, 2007
Unearned premium reserves	**2,676**	2,098
Claim reserves	**816**	755
Total	**3,492**	2,853

The unearned premium reserves of short term life insurance are analyzed as follows:

For the six months ended June 30, (in RMB million)	2008 Gross	2008 Reinsurers' share	2008 Net	2007 Gross	2007 Reinsurers' share	2007 Net
As at January 1,	**2,098**	**(262)**	**1,836**	1,890	(273)	1,617
Premiums written in the period	**2,981**	**(592)**	**2,389**	2,577	(460)	2,117
Premiums earned during the period	**(2,403)**	**435**	**(1,968)**	(2,187)	346	(1,841)
As at June 30,	**2,676**	**(419)**	**2,257**	2,280	(387)	1,893

The claim reserves of short term life insurance are analyzed as follows:

For the six months ended June 30, (in RMB million)	2008 Gross	2008 Reinsurers' share	2008 Net	2007 Gross	2007 Reinsurers' share	2007 Net
As at January 1,	**755**	**(183)**	**572**	629	(193)	436
Claims incurred during the period	**1,350**	**(336)**	**1,014**	1,111	(248)	863
Claims paid during the period	**(1,289)**	**314**	**(975)**	(1,041)	253	(788)
As at June 30,	**816**	**(205)**	**611**	699	(188)	511

35. INSURANCE CONTRACT LIABILITIES *(continued)*

(3) Property and casualty insurance contracts

(in RMB million)	June 30, 2008	December 31, 2007
Unearned premium reserves	**16,424**	13,382
Claim reserves	**9,310**	6,890
Total	**25,734**	20,272

The unearned premium reserves of property and casualty insurance are analyzed as follows:

For the six months ended June 30, (in RMB million)	2008 Gross	2008 Reinsurers' share	2008 Net	2007 Gross	2007 Reinsurers' share	2007 Net
As at January 1,	**13,382**	**(2,302)**	**11,080**	10,930	(2,133)	8,797
Premiums written in the period	**14,671**	**(2,739)**	**11,932**	11,637	(2,124)	9,513
Premiums earned during the period	**(11,629)**	**2,010**	**(9,619)**	(9,195)	1,596	(7,599)
As at June 30,	**16,424**	**(3,031)**	**13,393**	13,372	(2,661)	10,711

The claim reserves of property and casualty insurance are analyzed as follows:

For the six months ended June 30, (in RMB million)	2008 Gross	2008 Reinsurers' share	2008 Net	2007 Gross	2007 Reinsurers' share	2007 Net
As at January 1,	**6,890**	**(2,121)**	**4,769**	5,851	(1,531)	4,320
Claims incurred during the period	**8,772**	**(2,075)**	**6,697**	6,061	(1,257)	4,804
Claims paid during the period	**(6,352)**	**787**	**(5,565)**	(4,975)	918	(4,057)
Portfolio transfer	**-**	**-**	**-**	(200)	-	(200)
As at June 30,	**9,310**	**(3,409)**	**5,901**	6,737	(1,870)	4,867

36. INVESTMENT CONTRACT LIABILITIES FOR POLICYHOLDERS

(in RMB million)	June 30, 2008	December 31, 2007
Policyholder account liabilities in respect of investment contracts	**4,120**	4,622
Investment contract reserves	**2,816**	799
Total	**6,936**	5,421
Current portion*	**390**	471
Non-current portion	**6,546**	4,950
Total	**6,936**	5,421

* *Expected settlement within 12 months from the balance sheet date.*

The investment contract liabilities are analyzed as follows:

For the six months ended June 30, (in RMB million)	2008	2007
As at January 1,	**5,421**	4,233
Premiums received	**2,304**	693
Accretion of investment income	**(340)**	798
Liabilities released for benefits paid	**(344)**	(573)
Policy administration fees and surrender charges deducted	**(27)**	(24)
Others	**(78)**	(107)
As at June 30,	**6,936**	5,020

The benefits offered under the policyholders' investment contracts are based on the return of selected assets.

The liabilities originated from policyholders' investment contracts are measured by reference to their respective underlying assets of these contracts.

37. DEFERRED TAX ASSETS AND LIABILITIES

(in RMB million)	June 30, 2008	December 31, 2007
Deferred tax assets	**1,985**	87
Deferred tax liabilities	**(967)**	(6,369)
Net	**1,018**	(6,282)

(in RMB million)	As at January 1, 2008	Charged to profit and loss	Charged to equity	Others	As at June 30, 2008
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	(1,067)	1,810	–	–	**743**
Fair value adjustment and impairment loss on available-for-sale investments	(5,942)	244	9,625	–	**3,927**
Insurance contract liabilities	10,714	(526)	(2,018)	–	**8,170**
Deferred policy acquisition costs	(10,326)	(1,324)	–	–	**(11,650)**
Others	339	(185)	–	(326)	**(172)**
Total	(6,282)	19	7,607	(326)	**1,018**

The Group considered it is probable that sufficient taxable profit will be available in the future to offset the deductible temporary differences and hence deferred tax assets are recognized.

As at June 30, 2008, the Group had no significant unrecognized deferred tax assets for deductible temporary differences and deductible tax losses.

38. OTHER LIABILITIES

(in RMB million)	June 30, 2008	December 31, 2007
Annuity and other insurance payable	**6,005**	5,161
Premiums received in advance	**996**	2,981
Salaries and welfare payable	**3,486**	4,732
Commission payable	**1,387**	1,104
Due to reinsurers	**3,392**	2,656
Insurance guarantee fund	**133**	126
Long term borrowings	**1,523**	-
Others	**8,160**	5,220
Total	**25,082**	21,980

39. FIDUCIARY ACTIVITIES

(in RMB million)	June 30, 2008	December 31, 2007
Assets under trust schemes	**40,470**	47,519
Assets under corporate annuity schemes	**9,115**	4,983
Entrusted loans	**1,560**	1,654
Assets under asset management schemes	**5,531**	1,317
Total	**56,676**	55,473

40. RISK AND CAPITAL MANAGEMENT

(1) Insurance risk

The risk under an insurance contract is the possibility of occurrence of an insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategies and guidelines.

The business of the Group comprises long term life insurance contracts, property and casualty and short term life insurance contracts. For contracts where death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For contracts where survival is the insured risk, the most significant factor is continuing improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with DPF, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums, refuse to pay premiums or exercise annuity conversion option, etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note 7.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(a) Long term life insurance contracts and investment contracts with DPF

Assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions relating to both long term life insurance contracts and investment contracts. Such assumptions are determined as appropriate and prudent estimates at the date of valuation.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Mortality, morbidity and lapse rates

Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions are based on experience studies of the Group's actual experience.

For long term life insurance policies, increased mortality rates will lead to a larger number of claims and claims will occur sooner than anticipated, which will increase the expenditure and reduce profits for the shareholders.

For annuity contracts, a high mortality will decrease payments, thereby reducing expenditure and increase profits.

Impact of increase in lapse rates at early duration of the policy would tend to reduce profits for the shareholders but lapse rates at later policy durations is broadly neutral in effect.

Investment return

Investment return for non-investment-linked life insurance contracts has been set to be 5.0% in 2008 and to increase by 0.1% every year to 5.5% by 2013 and thereafter. These rates have been derived by consideration of the current market condition and the Group's current and expected future asset allocation. They are the best estimate rates used in gross premium reserve valuation and liability adequacy test on a portfolio basis.

An increase in investment return assumption may lead to a decrease in policyholders' liabilities.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(a) Long term life insurance contracts and investment contracts with DPF *(continued)*

***Assumptions** (continued)*

Expenses

Maintenance expenses assumptions reflect the projected costs of maintaining and servicing in force policies. The assumption for policy administration expenses is determined based on expected unit costs. Unit costs have been based on an analysis of actual experience.

An increase in the level of expenses would result in an increase in expenditure thereby reducing profits for the shareholders.

Others

Other assumptions include taxation, future bonus rates, etc.

The assumptions used to estimate the liabilities of the Group's long term life insurance contracts and investment contracts with DPF require judgment and are subject to uncertainty.

Sensitivities

The Group has investigated the impact on long term life insurance contract liabilities, of varying independently certain assumptions regarding future experience. For most insurance contracts, the assumptions are established at the inception of the policies and remain unchanged. The impact of assumption changes to liabilities mainly comes from the potential reserve increase due to failing the liability adequacy test. The following changes in assumptions have been considered:

- investment return assumption increased by 25 basis points every year;
- investment return assumption decreased by 25 basis points every year;
- a 10% increase in maintenance expense rates;
- a 10% decrease in mortality and morbidity rates; and
- a 10% decrease in policy lapse rates.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(a) Long term life insurance contracts and investment contracts with DPF *(continued)*

Sensitivities *(continued)*

Assumptions	Impact on gross policyholders' reserves* (in RMB million)	Impact of assumption change as a percentage of gross policyholders' reserves
Investment return increased by 25 basis points	(67)	(0.02%)
Investment return decreased by 25 basis points	94	0.03%
10% increase in maintenance expense rates	(2)	-
10% decrease in morbidity/mortality rates	22	0.01%
10% decrease in policy lapse rates	164	0.05%

* *Including investment contracts with DPF*

The above pre-tax impact on policyholders' reserves will be reflected in the Group's profit and equity.

The sensitivity analysis also does not take into account the fact that the assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

Other limitations in the above analysis include the use of hypothetical market movements to demonstrate potential risk and the assumption that interest rates move in identical fashion.

(b) Property and casualty and short term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include delays in settlement, etc.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(b) Property and casualty and short term life insurance contracts *(continued)*

Sensitivities

The property and casualty and short term life insurance claim reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process etc., is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the outstanding claim reserves are not known with certainty at the balance sheet date.

Reproduced below is an exhibit that shows the development of claim reserves:

	Property and casualty insurance (accident year) – gross					
(in RMB million)	2004	2005	2006	2007	Six months ended June 30, 2008	Total
Estimated cumulative claims paid as of:						
End of current year/period	5,955	7,171	9,317	10,700	**8,487**	
One year later	5,948	7,172	10,305	11,076	-	
Two years later	5,397	6,953	9,920	-	-	
Three years later	5,259	6,851	-	-	-	
Four years later	5,222	-	-	-	-	
Estimated cumulative claims	5,222	6,851	9,920	11,076	**8,487**	41,556
Cumulative claims paid	(5,144)	(6,661)	(8,671)	(8,881)	**(3,116)**	(32,473)
Sub-total						9,083
Prior period adjustments and unallocated loss adjustment expenses						227
Unpaid claim expenses						9,310

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(b) Property and casualty and short term life insurance contracts *(continued)*

Sensitivities *(continued)*

(in RMB million)	2004	2005	2006	2007	Six months ended June 30, 2008	Total
	Property and casualty insurance (accident year) - net					
Estimated cumulative claims paid as of:						
End of current year/period	4,181	5,266	7,219	8,875	**6,202**	
One year later	4,228	5,280	7,362	9,155	-	
Two years later	3,833	5,129	7,195	-	-	
Three years later	3,732	5,055	-	-	-	
Four years later	3,703		-	-	-	
Estimated cumulative claims	3,703	5,055	7,195	9,155	**6,202**	31,310
Cumulative claims paid	(3,642)	(4,915)	(6,752)	(7,537)	**(2,770)**	(25,616)
Sub-total						5,694
Prior period adjustments and unallocated loss adjustment expenses						207
Unpaid claim expenses						5,901

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(b) Property and casualty and short term life insurance contracts *(continued)*

Sensitivities *(continued)*

	Short term life insurance (accident year) – gross					
(in RMB million)	2004	2005	2006	2007	Six months ended June 30, 2008	Total
Estimated cumulative claims paid as of:						
End of current year/period	1,571	1,767	2,039	2,316	**1,226**	
One year later	1,577	1,960	1,983	2,355	-	
Two years later	1,582	1,935	1,990	-	-	
Three years later	1,582	1,935	-	-	-	
Four years later	1,582	-	-	-	-	
Estimated cumulative claims	1,582	1,935	1,990	2,355	**1,226**	9,088
Cumulative claims paid	(1,582)	(1,935)	(1,983)	(2,206)	**(587)**	(8,293)
Sub-total						795
Prior period adjustments and unallocated loss adjustment expenses						21
Unpaid claim expenses						816

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(b) Property and casualty and short term life insurance contracts *(continued)*

Sensitivities *(continued)*

(in RMB million)	2004	2005	2006	2007	Six months ended June 30, 2008	Total
	Short term life insurance (accident year) – net					
Estimated cumulative claims paid as of:						
End of current year/period	1,053	1,156	1,616	1,790	**934**	
One year later	1,057	1,482	1,555	1,797	**-**	
Two years later	1,086	1,538	1,544	-	**-**	
Three years later	1,086	1,538	-	-	**-**	
Four years later	1,086	-	-	-	**-**	
Estimated cumulative claims	1,086	1,538	1,544	1,797	**934**	6,899
Cumulative claims paid	(1,086)	(1,538)	(1,539)	(1,689)	**(458)**	(6,310)
Sub-total						589
Prior period adjustments and unallocated loss adjustment expenses						22
Unpaid claim expenses						611

To illustrate the sensitivities of ultimate claims costs, for example, a respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. In other words, while other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short term life insurance as at June 30, 2008 by approximately RMB295 million and RMB31 million, respectively.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(1) Insurance risk *(continued)*

(c) Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis and surplus basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as reinsurers' share of insurance liabilities.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

(2) Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial condition and results of operations. The foreign currency risk facing the Group mainly comes from the movements in the USD/RMB, HKD/RMB and EUR/RMB exchange rates. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the pre-tax impact on profit (due to changes in fair value of foreign currency denominated non-monetary assets and liabilities measured at fair value, as well as monetary assets and liabilities) and equity. The correlation of variables will have a significant effect in determining the ultimate impact on market risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		June 30, 2008		December 31, 2007	
(in RMB million)	**Change in variables**	**Decrease in profit**	**Decrease in equity**	Decrease in profit	Decrease in equity
All foreign currencies	-5%	**597**	**1,638**	504	2,013

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(a) **Foreign currency risk** *(continued)*

The main monetary assets and liabilities of the Group (excluding balances of investment-linked contracts) and non-monetary assets and liabilities measured at fair value are analyzed as follows by currency:

	June 30, 2008					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Others (RMB equivalent)	RMB equivalent total
Balances with central bank and statutory deposits	19,658	11	55	-	-	19,781
Cash and amounts due from banks and other financial institutions	88,204	572	1,414	1	2	93,384
Fixed maturity investments	283,598	102	192	-	-	284,469
Equity investments	50,297	1,765	8,872	1,229	7	83,521
Loans and advances to customers	68,991	225	312	-	-	70,806
Premium receivables	5,713	63	26	-	1	6,172
Reinsurers' share of insurance liabilities	2,689	136	5	-	-	3,627
Other assets	9,389	118	114	-	-	10,295
Total	528,539	2,992	10,990	1,230	10	572,055

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(a) Foreign currency risk *(continued)*

	June 30, 2008					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Others (RMB equivalent)	RMB equivalent total
Due to banks and other financial institutions	8,965	99	4,709	–	–	13,784
Assets sold under agreements to repurchase	16,356	–	–	–	–	16,356
Customer deposits and payables to brokerage customers	87,952	282	229	–	–	90,090
Investment contract liabilities for policyholders	2,816	–	–	–	–	2,816
Policyholder dividend payable	10,635	–	–	–	–	10,635
Insurance contract liabilities	380,979	145	28	–	6	382,004
Income tax payable	685	4	10	–	–	725
Other liabilities	22,352	141	1,088	75	–	25,082
Total	530,740	671	6,064	75	6	541,492

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(a) Foreign currency risk *(continued)*

	December 31, 2007					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Others (RMB equivalent)	RMB equivalent total
Balances with central bank and statutory deposits	20,571	18	97	-	-	20,794
Cash and amounts due from banks and other financial institutions	84,252	235	2,000	1	5	87,859
Fixed maturity investments	272,522	209	205	-	-	274,241
Equity investments	87,345	1,340	10,539	1,987	3	128,197
Loans and advances to customers	61,206	243	156	-	-	63,125
Premium receivables	4,148	37	16	-	-	4,434
Reinsurers' share of insurance liabilities	1,230	148	5	-	-	2,316
Other assets	6,927	67	126	1	-	7,539
Total	538,201	2,297	13,144	1,989	8	588,505

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(a) Foreign currency risk *(continued)*

	December 31, 2007					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Others (RMB equivalent)	RMB equivalent total
Due to banks and other financial institutions	8,393	262	4,631	-	-	14,644
Assets sold under agreements to repurchase	13,556	-	-	-	-	13,556
Customer deposits and payables to brokerage customers	90,200	201	271	-	-	91,925
Investment contract liabilities for policyholders	799	-	-	-	-	799
Policyholder dividend payable	7,006	-	-	-	-	7,006
Insurance contract liabilities	364,940	157	34	-	4	366,123
Income tax payable	776	3	9	-	-	807
Other liabilities	21,128	73	341	-	-	21,980
Total	506,798	696	5,286	-	4	516,840

Major currencies' exchange rates as of respective balance sheet date are as follows:

	June 30, 2008			December 31, 2007		
	USD	**HKD**	**EUR**	USD	HKD	EUR
Exchange rate	**6.8591**	**0.8792**	**10.8302**	7.3046	0.9364	10.6669

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(b) Price risk

The Group's price risk exposure relates to financial assets and financial liabilities whose values will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), principally listed equity securities and equity investment funds classified as available-for-sale financial assets and financial assets at fair value through profit or loss.

The above investments are exposed to price risk because of changes in market prices, whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

The Group managed price risks by diversification of investments, setting limits for investments in different securities, etc.

The Group uses the 10-day market price value-at-risk ("VaR") technique to estimate its risk exposure for listed equity securities and equity investments funds. The Group adopts 10-day as the holding period on the assumption that not all the investments can be sold in one day. Moreover, the VaR calculation is made based on normal market condition and a 99% confidence interval.

The use of VaR has limitations because it is based on historical correlations and volatilities in market prices and assumes that future price movements will follow a statistical distribution. Due to the fact that VaR relies heavily on historical data to provide information and may not clearly predict the future changes and modifications of the risk factors, the probability of large market moves may be underestimated if changes in risk factors fail to align with the normal distribution assumption. VaR may also be under or over estimated due to the assumption placed on risk factors and the relationship between such factors for specific instruments. Even though positions may change throughout the day, the VaR only represents the risk of the portfolios at the close of each business day, and it does not account for any losses that may occur beyond the 99% confidence level.

In practice the actual trading results will differ from the VaR calculation and, in particular, the calculation does not provide a meaningful indication of profits and losses in stressed market conditions.

The analysis below is the impact on equity for listed equity securities and equity investments funds with 10-day reasonable market fluctuation in using risk value module in the normal market.

(in RMB million)	**June 30, 2008**	December 31, 2007
Listed stocks and equity investment funds	**9,162**	14,495

The Group expected that the current trading and available-for-sale equity investments will not lose more than RMB9,162 million due to market price movements in a 10-trading-day holding period on 99% occasions.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(c) **Interest rate risk**

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, for the following financial instruments showing the pre-tax impact on profit and equity. The correlation of variables will have a significant effect in determining the ultimate impact on interest rate risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		June 30, 2008		December 31, 2007	
(in RMB million)	**Change in interest rate**	**Decrease in profit**	**Decrease in equity**	Decrease in profit	Decrease in equity
Bonds held-for-trading and available-for-sale	+50 basis points	**248**	**3,825**	153	2,728

		Increase in interest income/(expense)	
For the six months ended June 30, (in RMB million)		**2008**	2007
Floating rate bonds	+50 basis points	**38**	17
Loans and advances to customers	+50 basis points	**155**	68
Customer deposits and payables to brokerage customers	+50 basis points	**(148)**	(161)

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(c) Interest rate risk *(continued)*

The following table sets out the Group's term deposits by maturity:

(in RMB million)	June 30, 2008	December 31, 2007
Fixed interest rate		
Less than 3 months (including 3 months)	**17,067**	25,036
3 months to 1 year (including 1 year)	**1,511**	381
1-2 years (including 2 years)	**–**	400
2-3 years (including 3 years)	**250**	250
3-4 years (including 4 years)	**6,070**	4,170
4-5 years (including 5 years)	**34**	1,900
More than 5 years	**2,043**	2,082
Floating interest rate	**29,427**	23,165
Total	**56,402**	57,384

The following table sets out the Group's bonds by maturity:

	June 30, 2008			
(in RMB million)	Held-to-maturity	Available-for-sale	Carried at fair value through profit or loss	Total
Fixed interest rate				
Less than 3 months (including 3 months)	457	3,928	4,453	8,838
3 months to 1 year (including 1 year)	3,052	5,544	9,935	18,531
1-2 years (including 2 years)	8,798	7,253	836	16,887
2-3 years (including 3 years)	6,354	18,266	971	25,591
3-4 years (including 4 years)	17,631	5,713	846	24,190
4-5 years (including 5 years)	6,071	5,312	770	12,153
More than 5 years	76,471	66,915	3,928	147,314
Floating interest rate	7,563	9,629	2,048	19,240
Total	126,397	122,560	23,787	272,744

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(2) Market risk *(continued)*

(c) Interest rate risk *(continued)*

	December 31, 2007			
(in RMB million)	Held-to-maturity	Available-for-sale	Carried at fair value through profit or loss	Total
Fixed interest rate				
Less than 3 months (including 3 months)	49	7,518	14,120	21,687
3 months to 1 year (including 1 year)	4,862	6,425	5,686	16,973
1-2 years (including 2 years)	7,804	5,140	393	13,337
2-3 years (including 3 years)	1,639	3,833	512	5,984
3-4 years (including 4 years)	19,621	3,286	188	23,095
4-5 years (including 5 years)	3,898	3,252	111	7,261
More than 5 years	82,336	47,068	1,912	131,316
Floating interest rate	7,527	6,889	1,304	15,720
Total	127,736	83,411	24,226	235,373

Interest rates on floating rate term deposits and floating rate bonds are repriced at intervals of less than one year. Interest rates on fixed rate term deposits and fixed rate bonds are fixed before maturity.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(3) Financial risk

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances to customers, investments in bonds, equity investments, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counterparty exposure limits.

The Group's banking business carries out credit assessment before granting credit to customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

Credit quality

The Group believes credit risk associated with balances with central bank and statutory deposits, cash and amounts due from banks and other financial institutions, term deposits and accrued investment income thereof are not material to the Group's consolidated financial statements as at June 30, 2008 and December 31, 2007.

The following table sets forth amounts due from banks and other financial institutions placed with major commercial banks in the PRC in terms of aggregates held by the Group.

(in RMB million)	June 30, 2008	December 31, 2007
Top five banks		
China Construction Bank Corporation	**26,192**	25,045
China Minsheng Banking Corp., Ltd.	**12,109**	11,243
Industrial Bank Co., Ltd.	**9,581**	4,131
Industrial and Commercial Bank of China Limited	**8,477**	10,859
Guangdong Development Bank	**4,208**	4,505
Other banks and financial institutions		
Bank of China Limited	**3,767**	5,137
Agricultural Bank of China	**2,428**	3,230
The Hongkong and Shanghai Banking Corporation Limited ("HSBC")	**77**	153
Others	**26,177**	23,174
Total	**93,016**	87,477

40. RISK AND CAPITAL MANAGEMENT (continued)

(3) Financial risk (continued)

(a) **Credit risk** *(continued)*

***Credit quality** (continued)*

The Group's debt securities investment mainly includes domestic government bonds, central bank bills, financial institution bonds and corporate bonds. As at June 30, 2008, 100% (December 31, 2007: 100%) of the financial institution bonds held by the Group either have credit rating of A or above, or were issued by national commercial banks. As at June 30, 2008, 94.34% (December 31, 2007: 89.14%) of the corporate bonds held by the Group have credit rating of AA or above. The bond credit ratings are assigned by qualified appraisal institutions in the PRC at the time of its issuance.

The credit risk associated with securities purchased under agreements to resell and policy loans will not cause a material impact on the Group's consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at June 30, 2008 and December 31, 2007.

Credit exposure

The table below shows the maximum exposure to credit risk for the components of the balance sheet and items such as credit commitments. The maximum exposure is shown gross, before the effect of mitigation through any collateral held or other credit enhancements.

(in RMB million)	**June 30, 2008**	December 31, 2007
Balances with central bank and statutory deposits	**19,781**	20,794
Cash and amounts due from banks and other financial institutions	**93,384**	87,859
Fixed maturity investments	**284,469**	274,241
Equity investments	**83,673**	128,931
Derivative financial assets	**121**	177
Loans and advances to customers	**70,806**	63,125
Premium receivables	**6,172**	4,434
Reinsurers' share of insurance liabilities	**7,077**	4,880
Other assets	**11,833**	8,977
Total	**577,316**	593,418
Credit Commitments *(Note 46(3))*	**48,919**	35,704
Total credit risk exposure	**626,235**	629,122

Where financial instruments are recorded at fair value (e.g. certain fixed maturity investments held-for-trading), the amounts shown above represent the current risk exposure but not the maximum risk exposure that could arise in the future as a result of the change in fair values.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(3) Financial risk *(continued)*

(a) **Credit risk** *(continued)*

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters.

The main types of collateral obtained are as follows:

- for reverse repurchase transactions, cash or securities;
- for commercial lending, charges over real estate properties, inventories and trade receivables etc., and
- for retail lending, mortgages over residential properties, etc.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed properties for business use.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(3) Financial risk *(continued)*

(a) Credit risk *(continued)*

Aging analysis of financial assets past due

	June 30, 2008							
		Past due but not impaired						
(in RMB million)	In due	Less than 30 days	31 to 90 days	More than 90 days	Total past due but not impaired	Past due and impaired	Total
Cash and amounts due from banks and other financial institutions	93,384	-	-	-	-	19	93,403
Loans and advances to customers	68,919	1,244	436	304	1,984	432	71,335
Premium receivables	4,828	539	326	479	1,344	177	6,349
Due from reinsurers	1,618	85	88	176	349	32	1,999
Gross total	168,749	1,868	850	959	3,677	660	173,086
Less: Impairment provision	(261)	-	-	-	-	(496)	(757)
Net	168,488	1,868	850	959	3,677	164	172,329

40. RISK AND CAPITAL MANAGEMENT (continued)

(3) Financial risk (continued)

(a) **Credit risk** *(continued)*

***Aging analysis of financial assets past due** (continued)*

	December 31, 2007						
		Past due but not impaired					
(in RMB million)	In due	Less than 30 days	31 to 90 days	More than 90 days	Total past due but not impaired	Past due and impaired	Total
Cash and amounts due from banks and other financial institutions	87,858	-	-	-	-	45	87,903
Loans and advances to customers	61,859	769	256	78	1,103	699	63,661
Premium receivables	3,475	508	305	146	959	179	4,613
Due from reinsurers	1,861	102	81	408	591	49	2,501
Gross total	155,053	1,379	642	632	2,653	972	158,678
Less: Impairment provision	(185)	-	-	-	-	(624)	(809)
Net	154,868	1,379	642	632	2,653	348	157,869

Of the aggregate amount of gross past due but not impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2008 was RMB2,618 million (December 31, 2007: RMB1,295 million).

Of the aggregate amount of gross past due and impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2008 was RMB391 million (December 31, 2007: RMB1,057 million).

Financial assets of which terms have been renegotiated

(in RMB million)	**June 30, 2008**	December 31, 2007
Loans and advances to customers	**1,185**	2,444

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(3) Financial risk *(continued)*

(b) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis. The banking business of the Group is exposed to potential liquidity risk. The Group seeks to mitigate the liquidity risk of the banking business by optimizing the assets and liabilities structure, maintaining stable deposits, etc.

The table below summarizes the remaining contractual maturity profile of the financial liabilities of the Group based on undiscounted contractual cashflows.

	June 30, 2008					
(in RMB million)	Past due	Less than 3 months	3 to 12 months	Over 1 year	Investment-linked	Total
Due to banks and other financial institutions	-	7,879	2,306	5,212	-	15,397
Assets sold under agreements to repurchase	-	14,952	1,463	-	-	16,415
Customer deposits and payables to brokerage customers	-	50,721	39,280	2,236	-	92,237
Investment contract liabilities for policyholders	-	-	806	2,010	4,120	6,936
Policyholder dividend payable	-	10,635	-	-	-	10,635
Other liabilities	-	17,882	1,959	3,792	-	23,633
Total	-	102,069	45,814	13,250	4,120	165,253

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(3) Financial risk *(continued)*

(b) Liquidity risk *(continued)*

	December 31, 2007					
(in RMB million)	Past due	Less than 3 months	3 to 12 months	Over 1 year	Investment-linked	Total
Due to banks and other financial institutions	-	8,102	3,486	4,115	-	15,703
Assets sold under agreements to repurchase	-	13,595	-	-	-	13,595
Customer deposits and payables to brokerage customers	-	68,741	16,999	7,709	-	93,449
Investment contract liabilities for policyholders	-	-	-	799	4,622	5,421
Policyholder dividend payable	-	7,006	-	-	-	7,006
Other liabilities	-	11,287	8,943	1,750	-	21,980
Total	-	108,731	29,428	14,373	4,622	157,154

The table below summarizes the maturity profile of the notional amount of derivative financial liabilities of the Group based on remaining contractual obligations.

(in RMB million)	**Less than 3 months**	**3 to 12 months**	**Over 1 year**	**Investment-linked**	**Total**
June 30, 2008	**287**	**332**	**1,077**	**-**	**1,696**
December 31, 2007	470	1,191	877	-	2,538

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(3) Financial risk *(continued)*

(b) Liquidity risk *(continued)*

The table below summarizes the expected recovery or settlement of assets.

	June 30, 2008			
(in RMB million)	Current*	Non-current	Investment-linked	Total
Balances with central bank and statutory deposits	1,993	17,788	–	19,781
Cash and amounts due from banks and other financial institutions	55,259	38,125	–	93,384
Fixed maturity investments	48,942	235,527	–	284,469
Equity investments	28,492	55,181	–	83,673
Derivative financial assets	18	103	–	121
Loans and advances to customers	38,040	32,766	–	70,806
Investments in associates	–	3,401	–	3,401
Premium receivables	6,122	50	–	6,172
Reinsurers' share of insurance liabilities	4,980	2,097	–	7,077
Policyholder account assets in respect of insurance contracts	–	–	32,554	32,554
Policyholder account assets in respect of investment contracts	–	–	4,120	4,120
Deferred policy acquisition costs	7,436	39,185	–	46,621
Investment properties	–	3,677	–	3,677
Property and equipment	–	8,516	–	8,516
Intangible assets	–	10,583	–	10,583
Deferred tax assets	–	1,985	–	1,985
Other assets	11,051	782	–	11,833
Total	202,333	449,766	36,674	688,773

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(3) Financial risk *(continued)*

(b) Liquidity risk *(continued)*

	December 31, 2007			
(in RMB million)	Current*	Non-current	Investment-linked	Total
Balances with central bank and statutory deposits	4,969	15,825	–	20,794
Cash and amounts due from banks and other financial institutions	66,198	21,661	–	87,859
Fixed maturity investments	82,183	192,058	–	274,241
Equity investments	33,069	95,862	–	128,931
Derivative financial assets	174	3	–	177
Loans and advances to customers	34,024	29,101	–	63,125
Investments in associates	–	1,472	–	1,472
Premium receivables	4,254	180	–	4,434
Reinsurers' share of insurance liabilities	3,106	1,774	–	4,880
Policyholder account assets in respect of insurance contracts	–	–	34,871	34,871
Policyholder account assets in respect of investment contracts	–	–	4,622	4,622
Deferred policy acquisition costs	6,555	34,750	–	41,305
Investment properties	–	3,882	–	3,882
Property and equipment	–	8,165	–	8,165
Intangible assets	–	4,400	–	4,400
Deferred tax assets	–	87	–	87
Other assets	8,447	530	–	8,977
Total	242,979	409,750	39,493	692,222

* *Expected recovery within 12 months from the balance sheet date.*

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(4) Mismatching risk of assets and liabilities

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. When the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

(5) Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

(6) Capital management

The Group's capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group's capital management are to ensure that the Group complies with externally imposed capital requirements and that the Group maintains healthy capital ratios in order to support its business and to maximize shareholders' value.

The Group manages its capital requirements by assessing shortfalls, if any, between the reported and the required capital levels on a regular basis. Adjustments to current capital levels are made in light of changes in economic conditions and risk characteristics of the Group's activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

The Group fully complied with the externally imposed capital requirements during the Period and no changes were made to its capital base, objectives, policies and processes from the previous year.

40. RISK AND CAPITAL MANAGEMENT *(continued)*

(6) Capital management *(continued)*

The table below summarizes the minimum regulatory capital for major insurance subsidiaries of the Group and the regulatory capital held against each of them.

	June 30, 2008			December 31, 2007		
(in RMB million)	Regulatory capital held	Minimum regulatory capital	Solvency margin ratio	Regulatory capital held	Minimum regulatory capital	Solvency margin ratio
Ping An Life	20,702	17,064	121.3%	45,218	15,704	287.9%
Ping An Property & Casualty	3,397	3,038	111.8%	4,895	2,695	181.6%

The regulatory capital of the Shenzhen Ping An Bank is analyzed below.

	June 30, 2008		December 31, 2007	
(in RMB million)	Regulatory capital held	Minimum regulatory capital	Regulatory capital held	Minimum regulatory capital
Core capital	7,181	2,828	6,238	2,739
Capital	7,152	5,656	6,209	5,477
Risk weighted assets	70,696		68,466	
Core capital adequacy ratio	10.2%		9.1%	
Capital adequacy ratio	10.1%		9.1%	

Regulatory capital of Group's banking subsidiary consists of core capital and supplementary capital. Core capital comprises paid-in capital, capital reserve, surplus reserve fund, retained earnings and minority interests less goodwill and 50% of certain long term investments, etc. Supplementary capital includes subordinated long term debts, convertible bonds, hybrid debt capital instruments, preference shares, general reserves and revaluation reserves.

41. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of the financial instrument held by the Group (excluding the held-to-maturity investment) approximates its estimated fair value.

The principal methods and assumptions used by the Group in estimating the fair values of the financial instruments are:

(1) Fixed maturity investments: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either price observed in recent transactions or values obtained from discounted cash flow models using current market yield rate of comparable investments.

(2) Equity investments: fair values are based on quoted market prices except for certain unlisted equity investments, which are carried at cost as a reasonable estimate of their fair value.

(3) Others: carrying amounts of these assets and liabilities would approximate their fair values.

42. CASH AND CASH EQUIVALENTS

(in RMB million)	June 30, 2008	December 31, 2007
Balances with central bank	**1,993**	4,969
Cash and amounts due from banks and other financial institutions		
– Cash on hand	**368**	382
– Term deposits	**17,067**	25,036
– Due from banks and other financial institutions	**25,828**	13,760
– Placements with banks and other financial institutions	**31**	54
Equity investments		
– Money market funds	**16,284**	13,107
Fixed maturity investments		
– Bonds due within 3 months	**4,323**	7,620
– Assets purchased under agreements to resell	**1,620**	29,130
Sub-total	**67,514**	94,058
Investment-linked	**742**	2,238
Total	**68,256**	96,296

The carrying amounts disclosed above approximate fair values at period end.

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to net cash from operating activities:

For the six months ended June 30, (in RMB million)	2008	2007
Profit before tax	**10,344**	10,816
Adjustments for:		
Charge of impairment losses on investment properties, property and equipment, and intangible assets	**1**	9
Depreciation	**350**	400
Amortization of intangible assets	**211**	81
Loss on disposal of investment properties, property and equipment, and intangible assets	**3**	1
Investment income	**(9,323)**	(25,765)
Foreign exchange losses	**525**	335
Provision for doubtful debts, net	**(63)**	76
Loan loss provisions, net of reversals	**16**	(105)
Operating profit/(loss) before working capital changes	**2,064**	(14,152)

43. NOTE TO CONSOLIDATED CASH FLOW STATEMENT *(continued)*

Reconciliation of profit before tax to net cash from operating activities: *(continued)*

For the six months ended June 30, (in RMB million)	**2008**	2007
Operating profit/(loss) before working capital changes	**2,064**	(14,152)
Changes in operational assets and liabilities:		
Increase in balances with central bank and statutory deposits	**(1,963)**	(1,771)
Decrease in amounts due from banks and other financial institutions	**5,984**	490
Increase in premium receivables	**(1,738)**	(2,184)
Increase in reinsurers' share of insurance liabilities	**(2,197)**	(990)
Increase in loans and advances to customers	**(7,681)**	(9,275)
Increase in deferred policy acquisition costs	**(5,316)**	(4,136)
Decrease/(increase) in policyholder account assets in respect of insurance contracts	**2,317**	(6,379)
Decrease/(increase) in policyholder account assets in respect of investment contracts	**502**	(579)
Increase in other assets	**(1,318)**	(1,706)
Increase in insurance contract liabilities	**26,996**	48,835
Increase in investment contract liabilities for policyholders	**1,801**	787
Increase/(decrease) in due to banks and other financial institutions	**(1,695)**	4,244
Increase in customer deposits and payables to brokerage customers	**1,738**	1,970
Increase/(decrease) in derivative financial liabilities	**(69)**	178
Increase in policyholder dividend payable	**3,629**	664
Increase/(decrease) in other liabilities	**(5,342)**	3,256
Net cash inflow from operating activities for policyholders' accounts	**4,149**	1,275
Cash generated from operations	**21,861**	20,527
Income taxes paid	**(726)**	(676)
Net cash from operating activities	**21,135**	19,851

44. COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel comprise the Company's directors, supervisors, and senior officers as defined in the Company's articles of association. The summary of compensation of key management personnel for the Period is as follows:

For the six months ended June 30, (in RMB million)	2008	2007
Salaries and other short term employee benefits	**35**	53

The unpaid portion of the compensation expenses for share appreciation rights granted to key management personnel are not included in the above analysis. The expense in respect of cumulative share appreciation right units granted to key management personnel reversed in the income statement during the Period is RMB320 million (Six months ended June 30, 2007: accrued expense of RMB226 million).

45. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The Company's related parties where control exists are mainly subsidiaries of the Company. For details, please refer to Note 5.

(2) The Company's related parties where significant influence exists include associates (refer to Note 22) and certain shareholders set out below:

Name of related parties	Relationship with the Company
HSBC Holdings plc ("HSBC Holdings")	Parent of shareholders
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
HSBC	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC held 19.9% of the Company's shares. Since then, HSBC Holdings and its subsidiaries became the Company's related parties who had significant influence over the Group.

As at June 30, 2008, HSBC Holdings held, through its subsidiaries, over 16% equity interest in the Company.

As at June 30, 2008, the Group's aggregate bank balances with HSBC were approximately RMB77 million (December 31, 2007: RMB153 million). Interest income earned by the Group on such bank balances for the Period was approximately RMB1 million (Six months ended June 30, 2007: RMB6 million).

(3) Please refer to Note 44 for compensation of key management personnel.

46. COMMITMENTS

(1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

(in RMB million)	June 30, 2008	December 31, 2007
Contracted but not provided for	**33,033**	11,048
Including: Fortis Investment Management NV/SA *(Note (a))*	**23,285**	–
Xuji Group Corporation *(Note (b))*	**672**	–
Beijing-Shanghai High-speed Railway *(Note (c))*	**5,877**	–
Authorized but not contracted for	**1,766**	456
Total	**34,799**	11,504

(a) On April 2, 2008, the Group entered into the Sale and Purchase Agreement to acquire, at a consideration of EUR2.15 billion, equity interest of 1,000,000 shares in Fortis Investment Management NV/SA ("FIM") and which at completion will constitute approximately 50% of the issued and fully diluted share capital of FIM. The remaining 1,000,001 shares are indirectly owned by Fortis SA/NV & Fortis N.V. through its wholly owned subsidiaries Fortis Bank NV/SA and Fortis Banque Luxembourg S.A.

The acquisition is conditional upon, amongst others:

- the Group having obtained approval from CIRC in respect of the transactions referred to in the Sale and Purchase Agreement;

- all necessary approvals from or necessary filings with relevant regulatory authorities having been obtained or made, as the case may be.

46. COMMITMENTS *(continued)*

(1) Capital commitments *(continued)*

(b) On April 21, 2008, the Ping An Trust entered into a Stock Transfer Agreement to acquire 100% equity interest in Xuji Group Corporation ("Xuji Group") at a consideration of RMB960 million.

The acquisition is conditional upon:

- obtaining approval from the State-Owned Assets Supervision Administration Commission in respect of the transaction referred to in the Stock Transfer Agreement;
- the Group's payment of the consideration; and
- the issuance of "assets and equity transaction identification certificate" by the equity exchange.

Upon the completion of equity transfer, Ping An Trust would provide Xuji Group with fund support and financial services, while promising to provide Xuji Group with a 5-year interest-free loan amounting to RMB4 billion.

(c) In June 2008, the CIRC approved Ping An Asset Management, Pacific Asset Management Co., Ltd., Taikang Asset Management Co., Ltd. and Taipin Asset Management Co., Ltd. to jointly establish "Beijing-Shanghai High-speed Railway Equity Investment Scheme" and to raise RMB16 billion for acquisition of 13.913% equity interest in Beijing-Shanghai High-speed Railway Corporation Limited. Ping An Life subscribed for 39.375% of this investment scheme which amounted to RMB6.3 billion. As at June 30, 2008, the cumulative subscription amount paid by Ping An Life was RMB423 million and the unpaid portion amounting to RMB5,877 million was presented as a capital commitment.

(2) Operating lease commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

(in RMB million)	June 30, 2008	December 31, 2007
Within 1 year	**733**	420
1-5 years	**1,095**	708
More than 5 years	**131**	32
Total	**1,959**	1,160

46. COMMITMENTS *(continued)*

(3) Credit commitments

(in RMB million)	June 30, 2008	December 31, 2007
Letters of credit issued	**803**	621
Acceptances issued	**8,851**	8,453
Guarantees issued	**8,575**	7,953
Loan commitments (including loan commitment in Note 46(1)(b))	**19,898**	14,811
Others	**10,792**	3,866
Total	**48,919**	35,704

(4) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

(in RMB million)	June 30, 2008	December 31, 2007
Within 1 year	**151**	199
1-5 years	**557**	564
More than 5 years	**656**	595
Total	**1,364**	1,358

47. EMPLOYEE BENEFITS

(1) Pension

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues on a monthly basis contributions to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred. Certain employees are also provided with group life insurance but the amounts involved are insignificant.

47. EMPLOYEE BENEFITS *(continued)*

(2) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(3) Medical benefits

The Group makes contributions for medical benefits to the local authorities in accordance with the relevant local regulations.

(4) Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. The rights to the units are issued from 2004 to 2008. Upon exercise of these rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The employee costs reversed for the scheme of share appreciation rights during the Period are RMB1,068 million due to decrease in stock price of the Company's H-share (Six months ended 30 June 2007: expense accrued of RMB777 million).

The fair value of share appreciation rights is measured using the Black-Scholes option pricing model. The following table lists the inputs to the model used for the Period.

	June 30, 2008	December 31, 2007
Risk-free interest rate (%)	**2.6%**	2.6%
Expected dividend yield (%)	**1.0%**	1.0%
Expected volatility (%)	**40.6%**	36.1%
Expected residual life (in years)	**1-2**	1-2

The services received and liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is remeasured at each reporting date with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at June 30, 2008 is RMB1,675 million (December 31, 2007: RMB2,743 million).

48. CONTINGENT LIABILITIES

(1) Litigation

Owing to the nature of the insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including but not limited to being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies and other claims. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending assessments, lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

(2) Tax inspection

In March 2008, the State Tax Bureau commenced regular inspection of the Group's tax filing positions for fiscal years ended December 31, 2004, 2005 and 2006. The Group has made relevant tax provision based on the understanding of the current tax laws. However, the inspection results would not be finalized in a short period of time and, currently, it is not feasible to make a reliable estimate of all under-provisions for the said fiscal years.

49. POST BALANCE SHEET EVENT

On August 15, 2008, the directors approved 2008 interim dividend distribution of RMB0.20 per ordinary share totaling RMB1,469 million.

50. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current period's presentation.

51. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements have been approved and authorized for issue by the Company's directors on August 15, 2008.

Ernst & Young Hua Ming (2008) Shen Zi No.60468101-B25

To the shareholders of
Ping An Insurance (Group) Company of China, Ltd.

We have audited the accompanying financial statements of Ping An Insurance (Group) Company of China, Ltd. (collectively the "Company") and its subsidiaries (collectively the "Group"), which comprise the consolidated and company balance sheets as at June 30, 2008, the consolidated and company income statements, statements of changes in equity and cash flow statements for the six months ended June 30, 2008 and notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The management is responsible for preparing financial statements in accordance with Accounting Standards for Business Enterprises. This responsibility includes (1) designing, implementing and maintaining internal controls relevant to the preparation of the financial statements that are free from material misstatement whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Chinese Auditing Standards issued by the Chinese Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain a reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal controls relevant to the entity's preparation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of the accounting polices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements have been prepared in accordance with Accounting Standards for Business Enterprises and present fairly, in all material aspects, the financial position of the Group and the Company as at June 30, 2008 and the results of their operations and their cash flows for the six months ended June 30, 2008.

Ernst & Young Hua Min

Chinese Certified Public Accountant **Wu Zhiqiang**

Chinese Certified Public Accountant **Huang Yuedong**

Beijing, The People's Republic of China

August 15, 2008

As at June 30, 2008
(in RMB million)

	Notes VII	June 30, 2008	December 31, 2007
ASSETS			
Cash on hand and at bank	1	**69,127**	72,740
Balances with clearing companies	2	**3,648**	2,027
Placements with banks and other financial institutions	3	**532**	1,192
Held-for-trading financial assets	4	**76,070**	84,938
Derivative financial assets	5	**127**	177
Financial assets purchased under agreements to resell	6	**8,911**	36,457
Interest receivables	7	**6,011**	4,187
Premium receivables	8	**6,377**	4,568
Due from reinsurers	9	**1,967**	2,452
Reinsurers' share of insurance liabilities	10	**7,077**	4,931
Policy loans		**2,946**	2,411
Loans and advances to customers	11	**70,806**	63,125
Refundable deposits	12	**167**	887
Term deposits		**49,178**	41,731
Available-for-sale financial assets	13	**177,647**	178,539
Held-to-maturity investments	14	**126,397**	127,736
Long-term equity investments	15	**3,554**	2,207
Goodwill	16	**722**	610
Statutory deposits	17	**1,560**	1,560
Investment properties	18	**3,843**	4,051
Fixed assets	19	**8,223**	7,894
Intangible assets	20	**9,695**	3,621
Deferred tax assets	21	**4,022**	87
Other assets	22	**4,999**	3,216
Total assets		**643,606**	651,344

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

	Notes VII	**June 30, 2008**	December 31, 2007
LIABILITIES AND EQUITY			
LIABILITIES			
Short-term borrowings	*24*	**3,819**	3,719
Due to banks and other financial institutions	*25*	**5,883**	7,532
Guarantee deposits	*26*	**6,320**	5,398
Placements from banks and other financial institutions	*27*	**128**	175
Derivative financial liabilities	*5*	**120**	189
Financial assets sold under agreements to repurchase	*28*	**16,936**	13,980
Customer deposits	*29*	**72,949**	72,133
Payables to brokerage customers	*30*	**10,821**	14,394
Premiums received in advance		**996**	2,981
Commission payable		**1,387**	1,104
Due to reinsurers	*31*	**3,392**	2,656
Salaries and welfare payable	*32*	**3,486**	4,732
Taxes payable	*33*	**1,431**	1,907
Interest payable		**644**	574
Claims payable		**6,005**	5,161
Policyholder dividends payable		**10,635**	7,006
Investment contract liabilities for policyholders	*34*	**6,856**	5,287
Insurance contract liabilities	*35*	**396,274**	380,947
Long-term borrowings	*36*	**3,954**	3,218
Deferred tax liabilities	*21*	**641**	4,822
Other liabilities	*37*	**7,551**	4,211
Total liabilities		**560,228**	542,126

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

As at June 30, 2008
(in RMB million)

	Notes VII	June 30, 2008	December 31, 2007
LIABILITIES AND EQUITY *(continued)*			
EQUITY			
Share capital	38	**7,345**	7,345
Capital reserve	39	**42,431**	72,111
Surplus reserve fund		**8,339**	7,629
General reserve	40	**1,939**	1,939
Retained profits		**20,971**	18,252
Foreign currency translation differences		**(70)**	(42)
Equity attributable to equityholders of the parent		**80,955**	107,234
Minority interests		**2,423**	1,984
Total equity		**83,378**	109,218
Total liabilities and equity		**643,606**	651,344

The financial statements on pages 180 to 324 have been signed by:

MA Mingzhe
Legal Representative

YAO Jason Bo
Chief Financial Officer

MAK, Wai Lam William
Deputy
Chief Financial Officer

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

For the six months ended June 30, 2008
(in RMB million)

	Notes VII	**For the six months ended June 30, 2008**	For the six months ended June 30, 2007
Operating income			
Premium income	42	**69,228**	53,885
Including: reinsurance premium income	42	**59**	47
Less: Premium ceded to reinsurers		**(3,344)**	(2,600)
Change in unearned premium reserves	43	**(2,535)**	(2,105)
Net earned premiums		**63,349**	49,180
Interest income of banking operations	44	**3,369**	2,257
Interest expense of banking operations	44	**(1,265)**	(689)
Net interest income from banking operations	44	**2,104**	1,568
Fees and commission income of non-insurance operations	45	**1,282**	1,357
Fees and commission expense of non-insurance operations	45	**(118)**	(213)
Net fees and commission income of non-insurance operations	45	**1,164**	1,144
Investment income	46	**23,445**	29,108
Fair value gains and losses	47	**(18,759)**	3,094
Foreign exchange losses		**(525)**	(335)
Other income		**707**	292
Total operating income		**71,485**	84,051
Operating expenses			
Surrenders		**(6,840)**	(5,919)
Claims paid	48	**(17,505)**	(11,791)
Less: Reinsurers' share of claims paid		**1,106**	1,167
Change in insurance contract liabilities	49	**(21,776)**	(44,949)
Less: Reinsurers' share of insurance contract liabilities	50	**1,311**	348
Policyholder dividends		**(4,162)**	(897)
Expenses for reinsurance accepted		**(11)**	(7)
Commission expenses of insurance operations		**(7,246)**	(5,666)
Business tax and surcharges		**(1,702)**	(1,742)
General and administrative expenses	51	**(6,013)**	(6,571)
Less: Reinsurers' share of expenses		**760**	675
Other expenses		**(696)**	(195)
Impairment losses	52	**(1,539)**	(17)
Total operating expenses		**(64,313)**	(75,564)

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2008
(in RMB million)

	Notes VII	**For the six months ended June 30, 2008**	For the six months ended June 30, 2007
Operating profit		**7,172**	8,487
Add: Non-operating income		**27**	435
Less: Non-operating expenses		**(80)**	(50)
Profit before tax		**7,119**	8,872
Less: Income taxes	53	**191**	(546)
Net profit		**7,310**	8,326
Attributable to:			
Equityholders of the parent		**7,102**	8,063
Minority interests		**208**	263
		7,310	8,326
		RMB	*RMB*
Earnings per share			
Basic earnings per share	54	**0.97**	1.16
Diluted earnings per share	54	**0.97**	1.16

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

(in RMB million)

	Notes VII	For the six months ended June 30, 2008	For the six months ended June 30, 2007
I. Cash flows from operating activities:			
Premiums received from direct insurance		**65,365**	50,918
Increase in investment contract liabilities for policyholders		**1,855**	896
Cash received from interest, fees and commission income		**4,018**	3,073
Net increase/(decrease) in placements from banks and other financial institutions		**(47)**	879
Cash received from other operating activities		**2,422**	8,484
Sub-total of cash inflows		**73,613**	64,250
Claims paid for direct insurance		**(17,009)**	(11,366)
Net cash paid for reinsurance business		**(187)**	(88)
Policyholder dividends paid		**(533)**	(232)
Net increase in loans and advances to customers		**(7,695)**	(9,196)
Net decrease in customer bank deposits and due to banks and other financial institutions		**(833)**	(2,653)
Net decrease in deposits with central bank and other financial institutions		**(2,142)**	(1,577)
Interest, handling charges and commission paid		**(8,276)**	(6,035)
Cash paid to and for employees		**(3,690)**	(2,115)
Cash paid for taxes and surcharges		**(2,864)**	(2,065)
Cash paid relating to other operating activities		**(9,110)**	(8,921)
Sub-total of cash outflows		**(52,339)**	(44,248)
Net cash flows from operating activities	57	**21,274**	20,002

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

(in RMB million)

	Notes VII	For the six months ended June 30, 2008	For the six months ended June 30, 2007
II. Cash flows from investing activities:			
Cash received from sales and redemption of investments		**126,783**	116,021
Cash received from returns on investments		**11,444**	12,117
Net cash received from disposals of fixed assets, intangible assets and other long-term assets		**219**	92
Sub-total of cash inflows		**138,446**	128,230
Cash paid for acquisition of investments		**(182,445)**	(116,953)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		**(2,407)**	(2,043)
Policy loans drawn		**(535)**	(418)
Net cash paid for acquisition of subsidiaries		**(529)**	(382)
Net cash paid for acquisition of equities in subsidiaries		**(436)**	(229)
Sub-total of cash outflows		**(186,352)**	(120,025)
Net cash flows from investing activities		**(47,906)**	8,205
III. Cash flows from financing activities:			
Cash received from capital contributions		**–**	38,222
Cash received from borrowings		**100**	192
Cash received from other financing activities		**2,956**	8,310
Sub-total of cash inflows		**3,056**	46,724
Cash paid for distribution of dividends and interest		**(3,852)**	(2,080)
Including: dividends paid to minority equityholders		**(49)**	(34)
Repayments of borrowings		**(122)**	–
Sub-total of cash outflows		**(3,974)**	(2,080)
Net cash flows from financing activities		**(918)**	44,644

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.



	Notes VII	**For the six months ended June 30, 2008**	For the six months ended June 30, 2007
IV. Effect of changes in foreign exchange rate on cash and cash equivalents		**(490)**	(74)
V. Net increase/(decrease) in cash and cash equivalents	57	**(28,040)**	72,777
Add: Beginning balance of cash and cash equivalents	57	**96,296**	47,327
VI. Ending balance of cash and cash equivalents	57	**68,256**	120,104

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

For the six months ended June 30, 2008
(in RMB million)

Item				Notes VII	Share capital	Capital reserve	Surplus reserve fund	General reserve fund	Retained profits	Foreign currency translation difference	Minority interests	Total
					For the six months ended June 30, 2008							
					Equity attributable to equityholders of the parent							
I.	Beginning of the period				7,345	72,111	7,629	1,939	18,252	(42)	1,984	109,218
II.	Changes during the period											
	1.	Net profit			-	-	-	-	7,102	-	208	7,310
	2.	Gains and losses recognized directly in equity										
		(1)	Net fair value gains and losses of available-for-sale financial assets									
			Recognized directly in equity		-	(39,362)	-	-	-	-	(395)	(39,757)
			Transferred to income statement	46	-	(9,140)	-	-	-	-	(91)	(9,231)
		(2)	Impairment losses on available-for-sale assets	52	-	1,569	-	-	-	-	16	1,585
		(3)	Related tax effect of items recognized directly in equity	21	-	7,532	-	-	-	-	75	7,607
		(4)	Others		-	9,721	-	-	-	(28)	98	9,791
			Sub-total of 1 and 2		-	(29,680)	-	-	7,102	(28)	(89)	(22,695)
	3.	Profit appropriation										
		(1)	Appropriation to surplus reserve fund		-	-	710	-	(710)	-	-	-
		(2)	Distribution to equityholders		-	-	-	-	(3,673)	-	(49)	(3,722)
	4.	Others			-	-	-	-	-	-	577	577
III.	End of the period				7,345	42,431	8,339	1,939	20,971	(70)	2,423	83,378

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.



Item		Notes VII	Share capital	Capital reserve	Surplus reserve fund	General reserve fund	Retained profits	Foreign currency translation difference	Minority interests	Total
			For the six months ended June 30, 2007							
			Equity attributable to equityholders of the parent							
I.	**Beginning of the period**		6,195	23,246	6,120	517	9,182	-	1,366	46,626
II.	**Changes during the period**									
	1. Net profit		-	-	-	-	8,063	-	263	8,326
	2. Gains and losses recognized directly in equity									
	(1) Net fair value gains and losses of available-for-sale financial assets									
	Recognized directly in equity		-	15,367	-	-	-	-	154	15,521
	Transferred to income statement	46	-	(8,727)	-	-	-	-	(88)	(8,815)
	(2) Related tax effect of items recognized directly in equity		-	(2,443)	-	-	-	-	(25)	(2,468)
	(3) Others		-	(682)	-	-	-	(48)	(121)	(851)
	Sub-total of 1 and 2		-	3,515	-	-	8,063	(48)	183	11,713
	3. Capital injection from equityholders		1,150	37,072	-	-	-	-	-	38,222
	4. Profit appropriation									
	(1) Appropriation to surplus reserve fund		-	-	808	-	(808)	-	-	-
	(2) Distribution to equityholders		-	-	-	-	(1,616)	-	(34)	(1,650)
III.	**End of the period**		7,345	63,833	6,928	517	14,821	(48)	1,515	94,911

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.



BALANCE SHEET

As at June 30, 2008
(in RMB million)

	Notes XIV	June 30, 2008	December 31, 2007
ASSETS			
Cash on hand and at bank	1	**14,058**	40,858
Held-for-trading financial assets	2	**19,655**	8,176
Derivative financial assets		**1**	–
Financial assets purchased under agreements to resell		**200**	1,700
Interest receivables		**349**	75
Refundable deposits		**2**	–
Term deposits		**287**	289
Available-for-sale financial assets	3	**18,637**	4,311
Long-term equity investments	4	**17,868**	17,868
Fixed assets		**94**	85
Intangible assets		**33**	24
Deferred tax assets	5	**603**	10
Other assets		**561**	16
Total assets		**72,348**	73,412
LIABILITIES AND EQUITY			
LIABILITIES			
Salaries and welfare payable	6	**914**	1,325
Taxes payable	7	**131**	380
Other liabilities		**75**	219
Total liabilities		**1,120**	1,924
EQUITY			
Share capital		**7,345**	7,345
Capital reserve		**51,368**	52,506
Surplus reserve fund		**6,110**	5,655
General reserve		**395**	395
Retained profits		**6,010**	5,587
Total equity		**71,228**	71,488
Total liabilities and equity		**72,348**	73,412

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

For the six months ended June 30, 2008
(in RMB million)

	Notes XIV	**For the six months ended June 30, 2008**	For the six months ended June 30, 2007
Operating income			
Investment income	8	**6,584**	4,974
Fair value gains and losses	9	**(2,090)**	359
Foreign exchange losses		**(62)**	(25)
Other income		**–**	34
Total operating income		**4,432**	5,342
Operating expenses			
Business tax and surcharges		**(18)**	(54)
General and administrative expenses	10	**109**	(504)
Impairment losses		**(228)**	–
Total operating expenses		**(137)**	(558)
Operating profit		**4,295**	4,784
Less: Non-operating expenses		**(43)**	(1)
Profit before tax		**4,252**	4,783
Less: Income taxes	11	**299**	(179)
Net profit		**4,551**	4,604

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

For the six months ended June 30, 2008
(in RMB million)

		For the six months ended June 30, 2008	For the six months ended June 30, 2007
I.	**Cash flows from operating activities:**		
	Cash received from other operating activities	–	129
	Sub-total of cash inflows	–	129
	Cash paid to and for employees	**(166)**	(124)
	Cash paid for taxes and surcharges	**(308)**	(90)
	Cash paid for other operating activities	**(361)**	(150)
	Sub-total of cash outflows	**(835)**	(364)
	Net cash flows from operating activities	**(835)**	(235)
II.	**Cash flows from investing activities:**		
	Cash received from sales and redemption of investments	**17,356**	7,443
	Cash received from return on investments	**5,834**	3,897
	Net cash received from disposals of fixed assets and intangible assets	–	14
	Sub-total of cash inflows	**23,190**	11,354
	Cash paid for acquisition of investments	**(39,163)**	(6,359)
	Cash paid for acquisition of fixed assets	**(27)**	(11)
	Sub-total of cash outflows	**(39,190)**	(6,370)
	Net cash flows from investing activities	**(16,000)**	4,984

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
III. Cash flows from financing activities:		
Cash received from capital contributions	-	38,222
Cash received from borrowings	-	931
Sub-total of cash inflows	-	39,153
Cash paid for distribution of dividends and interests	**(3,673)**	(1,571)
Cash paid for other financing activities	**(5)**	-
Sub-total of cash outflows	**(3,678)**	(1,571)
Net cash flows from financing activities	**(3,678)**	37,582
IV. Effect of changes in foreign exchange rate on cash and cash equivalents	**(67)**	(16)
V. Net increase/(decrease) in cash and cash equivalents	**(20,580)**	42,315
Add: Beginning balance of cash and cash equivalents	**43,702**	3,448
VI. Ending balance of cash and cash equivalents	**23,122**	45,763

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2008
(in RMB million)

Item				For the six months ended June 30, 2008					
				Share capital	Capital reserve	Surplus reserve fund	General reserve	Retained profits	Total
I.	**Beginning of the period**			**7,345**	**52,506**	**5,655**	**395**	**5,587**	**71,488**
II.	**Changes during the period**								
	1.	Net profit		–	–	–	–	**4,551**	**4,551**
	2.	Gains and losses recognized directly in equity		–	–	–	–	–	–
		(1)	Net fair value gains and losses of available-for-sale financial assets						
			Recognized directly in equity	–	**(1,707)**	–	–	–	**(1,707)**
			Transferred to the income statement	–	**89**	–	–	–	**89**
		(2)	Impairment losses on available-for-sale assets	–	**228**	–	–	–	**228**
		(3)	Related tax effect of items recognized directly in equity	–	**252**	–	–	–	**252**
			Sub-total of 1 and 2	–	**(1,138)**	–	–	**4,551**	**3,413**
	3.	Profit appropriation							
		(1)	Appropriation to surplus reserve fund	–	–	**455**	–	**(455)**	–
		(2)	Distribution to equityholders	–	–	–	–	**(3,673)**	**(3,673)**
III.	**End of the period**			**7,345**	**51,368**	**6,110**	**395**	**6,010**	**71,228**

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

Item				Share capital	Capital reserve	Surplus reserve fund	General reserve	Retained profits	Total
				For the six months ended June 30, 2007					
I.	**Beginning of the period**			6,195	15,731	4,969	395	2,496	29,786
II.	**Changes during the period**								
	1.	Net profit		–	–	–	–	4,604	4,604
	2.	Gains and losses recognized directly in equity							
		(1)	Net fair value gains and losses of available-for-sale financial assets						
			Recognized directly in equity	–	(379)	–	–	–	(379)
			Transferred to the income statement	–	(125)	–	–	–	(125)
		(2)	Related tax effect of items recognized directly in equity	–	126	–	–	–	126
			Sub-total of 1 and 2	–	(378)	–	–	4,604	4,226
	3.	Capital injection from equityholders		1,150	37,072	–	–	–	38,222
	4.	Profit appropriation							
		(1)	Appropriation to surplus reserve fund	–	–	460	–	(460)	–
		(2)	Distribution to equityholders	–	–	–	–	(1,616)	(1,616)
III.	**End of the period**			7,345	52,425	5,429	395	5,024	70,618

The accompanying notes on pages 196 to 324 form an integral part of these financial statements.

(in RMB million)

I. CORPORATE INFORMATION

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988 as Shenzhen Ping An Insurance Company, and was engaged primarily in property and casualty insurance business in Shenzhen. With the expansion of business, the Company was renamed as Ping An Insurance Company of China in 1992. The Company started to be engaged in life insurance business from July 1994 and subsequently changed its name to Ping An Insurance Company of China, Ltd. in January 1997.

China Insurance Regulatory Commission (the "CIRC") issued the "Approval of Separation of Business Operations of Ping An Insurance Company of China, Ltd." (Baojianfu [2002] No.32) on April 2, 2002 and agreed with the Company's proposal on the "Separation of Business Operations of Ping An Insurance Company of China, Ltd.". According to the proposal, the Company would be renamed as Ping An Insurance (Group) Company of China, Ltd.. The Company would also establish Ping An Property and Casualty Insurance Company of China, Ltd. ("Ping An Property & Casualty") and Ping An Life Insurance Company of China, Ltd. ("Ping An Life"), and control China Ping An Trust & Investment Co., Ltd. ("Ping An Trust") which holds shares of Ping An Securities Company, Ltd. ("Ping An Securities").

Based on "Approval of Changes in Ping An Insurance Company of China, Ltd." (Baojianbianshen [2002] No.98), "Approval of Establishment of Ping An Property & Casualty Insurance Company of China, Ltd." (Baojianjishen [2002] No.350) and "Approval of Establishment of Ping An Life Insurance Company of China, Ltd." (Baojianjishen [2002] No.351) issued by the CIRC on October 28, 2002, the Company was renamed as Ping An Insurance (Group) Company of China, Ltd., and Ping An Property & Casualty and Ping An Life were established. The Company obtained its revised business license on January 24, 2003 while Ping An Property & Casualty and Ping An Life obtained their revised business licenses on December 24, 2002 and December 17, 2002, respectively.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to List Overseas and Issue H Shares," (Baojianfu [2003] No.228) issued by the CIRC and "Approval of Overseas Share Issuance by Ping An Insurance (Group) Company of China, Ltd." (Zhengjianguohezi [2004] No.18) issued by the China Securities Regulatory Commission (the "CSRC"), the Company was allowed to issue 1,261,720,000 H shares. The H shares were listed on the Hong Kong Stock Exchange on June 24, 2004.

Based on "Approval of Ping An Insurance (Group) Company of China, Ltd. to Issue A Shares" (Zhengjianfaxingzi [2007] No.29) issued by the CSRC, the Company was allowed to issue 1,150,000,000 A shares. The A shares were listed on the Shanghai Stock Exchange on March 1, 2007.

The business scope of the Company includes investing in insurance and authorized financial enterprises; supervising and managing domestic and overseas business of subsidiaries and utilizing insurance funds. The Company is also approved to carry out domestic and overseas insurance and other businesses. The Group mainly provides integrated financial products and services, including life insurance, property and casualty insurance, trust business, securities business, banking business and other services.

II. STATEMENT OF COMPLIANCE

The financial statements are prepared in accordance with the Accounting Standards for Business Enterprises (referred to as "ASBE", including basic standard, specific standards, implementation guidelines and other relevant regulations) which were promulgated by the Ministry of Finance of the PRC (the "MOF") in 2006.

In accordance with "Issuance of 'ASBE No. 1 – Inventory' and Other 38 Specific Standards" (Caikuai [2006] No. 3) issued by the MOF, since January 1, 2007 the Company adopted ASBE issued by the MOF in 2006.

The financial statements truly and completely reflect the Company's and the Group's financial position as at June 30, 2008 and operating results and cash flows for the six months ended June 30, 2008 (the "Period").

The financial statements are prepared on a going concern basis.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1. Accounting year

The accounting year of the Group is from January 1 to December 31 of each calendar year.

2. Functional currency

The functional currency of the Company's domestic subsidiaries is Renminbi ("RMB"), and the functional currency of its overseas subsidiaries is Hong Kong dollars ("HKD"). The financial statements adopt RMB as the presentation currency and are expressed in RMB million unless otherwise stated.

3. Basis of accounting and measurement basis

The Group's accounts have been prepared on an accrual basis. Assets and liabilities are recorded using historical cost as the basis of measurement except for those financial instruments measured at fair value and certain insurance contract liabilities. Impairment provision is made according to the relevant regulations if the assets are impaired.

4. Business combinations

Business combinations represent transactions which combine two or more separate businesses into one reporting entity. Business combinations are classified into business combinations involving entities under common control and business combinations not involving entities under common control.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

4. Business combinations *(continued)*

Business combinations involving entities under common control

A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The absorbing party is the entity that obtains control of the other entities participating in the combination at the combination date, and the other entities participating in the combination are the parties being absorbed. The combination date is the date on which the absorbing party effectively obtains control of the parties being absorbed.

Assets and liabilities obtained by absorbing party in the business combination are recognized at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the consideration paid for the combination (or aggregate face values of the shares issued) and the carrying amount of the net assets obtained is adjusted to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess is adjusted to retained earnings.

Any costs directly attributable to the combination are recognized as expenses when incurred by the absorbing party.

Business combinations not involving entities under common control

A business combination not involving entities under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The acquirer is the entity that obtains control of the other entities participating in the combination at the acquisition date, and the other entities participating in the combination are the acquirees. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

The cost of acquisition is measured as the aggregate of the fair values of the assets given, liabilities incurred or assumed, equity instruments issued by the acquirer at the acquisition date, and all the costs incurred directly attributable to the acquisition, in exchange for control of the acquiree.

The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date.

Where the cost of a business combination exceeds the acquirer's interest in the fair value of the acquiree's identifiable net assets, the difference is recognized as goodwill. Where the cost of a business combination is less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the acquirer reassesses the measurement of the fair values of the acquiree's identifiable net assets, liabilities and contingent liabilities and the measurement of the cost of combinations. If after that reassessment, the cost of combination is still less than the acquirer's interest in the fair value of the acquiree's identifiable net assets, the remaining difference is recognized in the profit or loss for the current period.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

5. Consolidated financial statements

The consolidation scope for consolidated financial statements is determined based on concept of control, including the Company and all subsidiaries' financial statements for the six months ended June 30, 2008. Subsidiaries are those entities which the Company has control over.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant intra-group transactions and balances are eliminated in consolidation.

The consolidated portion of shareholders' equity of the subsidiaries not held by the Group is presented separately as minority interests in the consolidated financial statements.

For subsidiaries obtained through a business combination not involving entities under common control, the operating results and cash flows of the acquiree will be recognized in consolidated financial statements from the date the Group effectively obtains the control until the date that control is terminated. When consolidated financial statements are prepared, the subsidiaries' financial statements will be adjusted based on the fair values of the identifiable assets, liabilities and contingent liabilities at the acquisition date.

For subsidiaries obtained through a business combination involving entities under common control, the operating results and cash flows of the party being absorbed will be recognized in consolidated financial statements from the beginning of the period during which the combination occurs.

6. Long-term equity investments

Long-term equity investments include investments in subsidiaries, joint ventures and associates, long-term equity investments that the Group does not jointly control or have significant influence over the invested enterprises, and long-term equity investments without quotation in active markets. Long-term equity investments are initially accounted for at cost on acquisition.

The cost method is used when the Group controls the invested enterprise or when the Group does not jointly control or have significant influence over the invested enterprise, and the long-term equity investments are not quoted in active markets, and have no reliably measurable fair values.

When the cost method is used, long-term equity investments are initially accounted for at cost upon acquisition, profit distributions or cash dividends declared by the invested enterprise are recognized as investment income in the current period. The amount of investment income recognized is limited to the amount distributed out of accumulated net profit of the invested enterprise that arises after the investment was made. The amount of profit distributions or cash dividends declared by the invested enterprise in excess of the above threshold is treated as a recovery of initial investment cost.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

6. Long-term equity investments *(continued)*

The equity method is used to account for long-term equity investments when the Company can jointly control or has significant influence over the invested entity.

Under the equity method, any excess of the initial investment cost over the Company's share of the net fair value of the investment's identifiable assets and liabilities is included in the initial investment cost of the long-term equity investment. Any excess of the Company's share of the investment's identifiable assets and liabilities over the cost of investment is excluded from the carrying amount of the investment and recognized in profit and loss for the current period.

Under the equity method, after a long-term equity investment is acquired, investment gains or losses are recognized and the carrying amount of the long-term equity investment is adjusted to reflect the Company's share of the investee's net profit or loss. When recognizing the Company's share of the net profit or loss of the investee, the Group makes adjustments based on fair values of the investee's identifiable assets and liabilities at the acquisition date and in accordance with the Group's accounting policy and accounting period to investee's net profits which also eliminates profit or loss from inter-transactions with associates and joint ventures attributed to investor which is calculated pro rata on the basis of share percentage (for loss from inter-transactions belonging to impairment loss, it shall be wholly recognized). When the invested enterprise declares profit appropriations or cash dividends, the carrying amount of investment is adjusted down by the Company's share of the profit appropriations and dividends. The Company shall discontinue recognizing its share of the losses of the investee after the long-term equity investment together with any long-term interests that in substance forms part of the Company's net investment in the investee are reduced to zero, except to the extent that the Company has incurred obligations to assume additional losses. The Company also adjusts the carrying amount of the long-term equity investment for other changes in owner's equity of the investee (other than net profits or losses), and include the corresponding adjustment in equity.

On disposal of the long-term equity investment, the difference between book value and the consideration received is recognized in profit or loss for the current period.

7. Foreign currency translation

For foreign currency transactions, the Group translates the foreign currency into its functional currency.

Upon initial recognition, foreign currency transactions are translated into the functional currency using the average exchange rate for the period when transactions occur. At the balance sheet date, foreign currency monetary items are translated using the spot exchange rate at the balance sheet date. The exchange differences arising from the above translation, except the ones relating to foreign currency borrowings for acquisition, construction or production of assets eligible for capitalization which shall be dealt with according to the principle of borrowing cost capitalization, are recognized in profit or loss. Also at the balance sheet date, foreign currency non-monetary items measured at historical cost continue to be translated using the spot exchange rate at the dates of the transactions and it does not change its carrying amount in functional currency. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The resulting foreign exchange differences are taken to the income statement or capital reserve.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

7. Foreign currency translation *(continued)*

The Group translates the functional currencies of foreign operations into Renminbi when preparing the financial statements. Asset and liability items in the balance sheet are translated at the spot exchange rate prevailing at the balance sheet date. Shareholders' equity items, except for retained earnings, are translated at the spot exchange rates at the date when such items arise. Income and expense items in the income statement are translated using the average exchange rate for the period when transactions occur. Translation differences arising from the above translation are presented as a separate line item under shareholders' equity in the balance sheet. When a foreign operation is disposed of, the translation differences relating to translation of the financial statements of that foreign operation are transferred to profit or loss in the period in which the disposal occurs, or are calculated based on disposal ratio in case of a partial disposal.

Cash flows denominated in foreign currencies and foreign subsidiaries' cash flows are translated using the average exchange rate for the period when cash flows occur. The impact on cash caused by the fluctuation of exchange rates is presented as a separate line item in the cash flow statement.

8. Cash equivalents

Cash equivalents are short-term, highly liquid investments held by the Group which are readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

9. Deposits held for brokerage customers

(1) Deposits held for brokerage customers are placed in bank accounts designated by the Group. These deposits are recognized as a liability when received for the purpose of settlement with customers.

(2) The Group acts on behalf of customers to purchase and sell securities through stock exchanges. If the total amount of securities purchased is greater than that of securities sold on each settlement date, customer deposits are reduced for the net purchases of securities on the settlement day plus withholding stamp duty and commission expenses due from customers. If the total amount of securities purchased is less than that of securities sold, customer deposits are increased for the net sales of securities less withholding stamp duty and commission expenses due from customers.

(3) The customers' futures margin deposits are placed in segregated accounts and booked by individual customers. The standard warehouse receipts collateralized by customers are managed and calculated as customer margin. Daily unrealized profit and loss is calculated based on customers' initial price and closing price on that day; customers' realised profit or loss, calculated based on the initial price and settlement price, and the transaction commission fees on that day are transferred in or out of the margin deposits according to the relevant regulations.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

10. Securities underwriting business

The Group accounts for securities underwriting business on the following basis according to the underwriting methods agreed with the issuers:

(1) Where the Group undertakes to purchase all underwritten securities unsold to investors by the end of the underwriting period, the Group keeps a specific record of the underwritten securities on the issue date in accordance with the issued amount and price determined in the underwriting contract. The unsold securities if any by the end of the underwriting period are recognized as the Group's financial assets according to the financial instruments classification stated in Note III (11).

(2) Where the Group does not undertake to purchase any underwritten securities unsold at the end of the underwriting period, the Group keeps a specific record of the underwritten securities on the issue date in accordance with the issued amount and price determined in the underwriting contract. By the end of the underwriting period, the Group returns the unsold underwritten securities if any to the issuer.

11. Financial instruments

Financial instruments refer to the contracts which give rise to a financial asset in one entity and a financial liability or equity instrument in another entity.

The Group recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the financial instrument.

The Group classifies its financial assets into four categories at initial recognition: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The Group classifies its financial liabilities into two categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. Financial assets and financial liabilities are initially recognized at fair value. For financial assets or liabilities at fair value through profit or loss, the relevant transaction costs are directly recognized in profit or loss; for other financial assets or financial liabilities, relevant transaction costs are recognized in their initial recognition amount.

Financial assets or financial liabilities at fair value through profit or loss comprise held-for-trading financial assets or financial liabilities and those designated at fair value through profit or loss at inception. Financial assets or financial liabilities are classified as held-for-trading if they satisfy one of the following conditions: (1) they are acquired or incurred principally for the purpose of selling or repurchasing in the near term; (2) they are part of a portfolio of identified financial instruments that are managed together, and for which there is objective evidence of a recent pattern of short-term profit taking; (3) they are derivative financial instruments. These financial assets or financial liabilities are subsequently measured at fair value, and gain or loss from changes in fair value and derecognition are recognized in current period's profit and loss.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

11. Financial instruments *(continued)*

For financial assets or financial liabilities designated as at fair value through profit or loss at inception, one of the following criteria must be met:

(1) the designation eliminates or significantly reduces recognition or measurement inconsistency of the related gains or losses that would otherwise arise from measuring the assets or liabilities on a different basis; or

(2) the group of financial instruments are managed and their performance is evaluated on a fair value basis, in accordance with the formal documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel; or

(3) the financial assets or liabilities are hybrid instruments containing one or multiple embedded derivatives, except the embedded derivatives will not cause significant changes to the cash flow of the hybrid instruments, or it is obvious that separation of the embedded derivatives from the related hybrid instruments is prohibited; or

(4) the financial assets or liabilities are hybrid instruments containing embedded derivatives which need separation but cannot be measured separately either at acquisition or at a subsequent balance sheet date.

Equity investments that are not quoted in an active market and whose fair value cannot be reliably measured cannot be designated as financial assets at fair value through profit or loss.

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when such financial assets are derecognized or impaired, as well as through the amortization process.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are carried at amortized cost using the effective interest method. Gains and losses arising from derecognizing, impairment and amortization are recognized in profit or loss.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

11. Financial instruments *(continued)*

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or those financial assets that are not classified in any of the above categories. Subsequent to initial recognition, these financial assets are measured at fair value. Gains and losses arising from fair value changes in available-for-sale financial assets, except for impairment losses and foreign currency monetary items' translation differences which are recognized in profit or loss, are recognized as a separate part of capital reserve until the financial assets are derecognized or impaired upon which the cumulative gains or losses are transferred out from capital reserve to profit or loss. Dividend or interest income derived from available-for-sale financial assets is recognized in profit or loss. Gains and losses arising from its derecognition are recognized in current period's profit or loss.

Equity investments that are not quoted in an active market and whose fair value cannot be reliably measured are carried at cost.

Other financial liabilities are carried at amortized cost using the effective interest rate method.

12. Financial guarantee contracts

The Group's banking operation issues letters of credit and letters of guarantee. These financial guarantee contracts provide specified payments to be made to reimburse the holder for a loss it incurs when a guaranteed party defaults under the original or modified terms of a debt instrument, loan or other obligation. The Group initially measures such contracts at fair value. This amount is recognized ratably over the period of the contract to fees and commission income. Subsequently, the liabilities are measured as the higher of the initial fair value less cumulative amortization and the fair value of the provision related to the Group's obligation under the contract. The change in fair value of the provision due to impairment is recognized in the income statement as impairment losses.

13. Derivative financial instruments

The Group's derivative financial instruments include options embedded in convertible bonds purchased by the Group, embedded derivatives separated from insurance contracts, interest rate swaps and futures, credit default swaps, cross currency swaps, forward currency contracts, and stock options, etc. Derivative financial instruments are initially measured at fair value as at the date when the derivative contracts are signed, and subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Any gains or losses due to the change in fair value which do not qualify as hedging accounting are directly recognized into current period's profit and loss.

14. Fair value of financial instruments

If there is an active market for a financial asset or financial liability, the Group uses quoted prices in the active market to establish its fair value. For financial instruments where there is no active market, the fair value is established by using valuation techniques. Valuation techniques include reference to most recent market prices used by knowledgeable and willingness parties, reference to current fair value of other financial instrument with similar nature, discounted cash flow method and option valuation models.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

15. Impairment of financial assets

The Group assesses at the balance sheet date the carrying amount of financial assets. If there is any objective evidence that a financial asset is impaired, the Group provides for such impairment losses. The objective evidence which indicates impairment of financial assets represents events actually occurring after initial recognition of financial assets which have an impact on financial assets' estimated future cash flows, and such impact can be reliably measured. For an investment in an equity instrument, a significant or prolonged decline in its fair value is one of the objective evidences of impairment.

If financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) and the reduction is recognized as an impairment loss in the income statement. The present value of estimated future cash flows shall be calculated with the financial asset's original effective interest rate and the related collateral value shall also be taken into account.

For a financial asset that is individually significant, the Group assesses the asset individually for impairment, and recognizes the amount of impairment in profit or loss. For a financial asset that is not individually significant, the Group assess the asset individually for impairment or include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether the financial asset is individually significant or not, the financial asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Financial assets for which an impairment loss is individually recognized are not included in the collective assessment for impairment.

After the Group recognizes impairment loss of financial assets carried at amortized cost, if there is objective evidence that the financial assets' value restores and the restoration can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed and recognized in profit or loss. However the reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

If financial assets carried at cost are impaired, the impairment loss will be recognized in profit or loss and measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed. For long-term equity investments which are measured with the cost method according to "ASBE No. 2 – Long-term Equity Investments" and have neither active market quotation nor reliably measurable fair values, their impairment also follows the aforementioned principle.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

15. Impairment of financial assets *(continued)*

If an available-for-sale financial asset is impaired and if there is any objective evidence that the financial asset is impaired, the cumulative loss arising from decline in fair value that had been recognized directly in capital reserve is removed from capital reserve and recognized in profit or loss. The cumulative loss that is removed from capital reserve is the difference between its acquisition cost (net of any principal repayment and amortization) and its current fair value, less any impairment loss previously recognized in profit and loss.

If after an impairment loss has been recognized on an available-for-sale debt instrument, and the fair value of the debt instrument increases in a subsequent period whereby the increase can be objectively related to an event occurring after the impairment losses were recognized, the impairment loss is reversed which is recognized in profit or loss. Impairment losses recognized for equity instruments classified as available-for-sale are not reversed through profit or loss.

16. Derecognition of financial instruments

A financial asset is derecognized when one of the following criteria is met:

(1) The contractual right of receiving the cash flows generated from the financial asset is terminated;

(2) The financial asset has been transferred, and met the following derecognition criteria for financial asset transfer.

If the Group has transferred substantially all the risks and rewards associated with the ownership of a financial asset to the transferee, the asset should be derecognized. If the Group retains substantially all the risks and rewards of ownership of a financial asset, the asset should not be derecognized.

When the Group has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, the situation is divided into the following: if the Group has relinquished control of the financial asset, the financial asset is derecognized, and any associated assets and liabilities are recognized. If the Group has control of the financial asset, it recognizes the financial asset to the extent of its continuing involvement in the transferred financial asset and recognizes an associated liability.

If the obligation of financial liability has been fulfilled, cancelled or expired, the financial liability is extinguished. If the present financial liability is substituted by the same debtor with another liability differing in substance, or the terms of the present liability have been substantially modified, this substitution or modification is treated as derecognition of a present liability and recognition of a new liability, any difference arising therefrom is recognized in profit or loss.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

17. Financial assets purchased under agreements to resell

Financial assets purchased under agreements to resell are recorded as the amount actually paid when the transactions occur, and are recognized in the balance sheet. The underlying assets of the agreements to resell are recorded off balance sheet. The differences between purchase and sale considerations of the financial assets purchased under agreements to resell are recognized using effective interest rate method as interest income in the reselling period.

18. Financial assets sold under repurchase agreements

Financial assets sold under agreements to repurchase are recorded as the amount actually received when the transactions occur, and are recognized in the balance sheet. The underlying assets of the repurchase agreements continue to be recorded in the balance sheet. The differences between purchase and sale considerations of the financial assets sold under agreements to repurchase are recognized using effective interest rate method as interest expenses in the repurchasing period.

19. Investment properties

Investment properties are properties that are held to earn rental income or capital gain or both, including land-use-rights that are for leased out, buildings that are for leased out and etc.

Investment properties are initially measured at cost. As to their subsequent expenditures, if the future economic benefits associated with them will probably flow into the Group and the cost can be measured reliably, it is recognized as the cost of investment properties, otherwise it is recognized in profit or loss as incurred.

The Group's investment properties are subsequently measured by using the cost model. Investment properties are depreciated on a straight-line basis. For details, please refer to Note III, 20 Fixed assets for depreciation method of properties and Note III, 22 Intangible assets for amortization of land-use-rights.

20. Fixed assets

Fixed assets are tangible assets held for service provision, rental or administrative purposes that are used for more than one accounting year.

A fixed asset is recognized when, and only when, it is probable that future economic benefits that are associated with the fixed asset will flow to the Group and the cost can be measured reliably. Subsequent expenditures related to a fixed asset are recognized in the carrying amount of the fixed asset if the above recognition criteria are met, and the book value of replaced part is derecognized; otherwise, those expenditures are recognized in profit or loss as incurred.

Fixed assets are initially recognized at cost taking into account the impact of expected future disposal expenditure. Cost of purchased fixed assets includes purchasing price, relevant taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use.

(In RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

20. Fixed assets *(continued)*

Fixed assets are depreciated on a straight-line basis, and the respective estimated useful lives, estimated residual values and annual depreciation rate are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rate
Buildings	30-35 years	5%	2.71%-3.16%
Office equipments, furnitures and fixtures	5 years	5%	19%
Motor vehicles	5-8 years	5%	11.88%-19%

The Group reviews, at least at each year end, the useful lives and the estimated residual values and the depreciation methods of fixed assets, with changes made accordingly if necessary.

21. Construction-in-progress

Construction-in-progress is measured at the actual construction expenditure, including the necessary costs incurred for fixed assets before they can be put into use and other related costs. Construction-in-progress is transferred into fixed assets when put in use.

22. Intangible assets

The Group's intangible assets are initially measured at actual cost.

Useful life of an intangible asset is determined by the period over which it is expected to bring economic benefits to the Group. For the intangible asset with no foreseeable limit to the period over which it is expected to bring economic benefits to the Group, it is treated as intangible assets with indefinite life.

Expenditures on acquiring expressway operating right are capitalized as intangible asset and amortized on a reasonable basis.

Amortisation of expressway operating right is provided on a reasonable basis.

Except the expressway operating right mentioned above, the useful life of respective intangible asset is as follows:

	Estimated useful lives
Land-use-rights	50-70 years
Computer software system	3-5 years

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

22. Intangible assets *(continued)*

The Group classifies the land-use-rights obtained through purchases or transfers by paying the land use fees and those reasonably allocated to land-use-rights from the price of the purchased properties as intangible assets.

Straight line amortization method is used over the useful life period for intangible assets with definite useful lives. The Group reviews, at least at each year end, the useful life and amortization method for intangible assets with definite lives and makes adjustment when necessary.

Impairment test should be performed each year for intangible assets with indefinite useful lives, no matter whether there is evidence indicating impairment or not. This kind of intangible assets are not amortized. Their useful lives are reviewed in every accounting period and if any evidence indicates that useful lives are limited, they shall be dealt with as the aforementioned intangible assets with definite useful lives.

23. Settled assets

Settled assets are tangible assets or properties that borrowers, guarantors or other third parties use to discharge their debtors' or guarantors' obligations. Settled assets are initially recognized at their fair value.

24. Impairment of assets

The Group assesses impairment of assets other than deferred tax assets and financial assets using the methods described below:

The Group assesses at each balance sheet date whether there is an indication that a non-financial asset may be impaired. If any such indication exists, the Group makes an estimate of the asset's recoverable amount and performs a test of impairment for the asset. For goodwill generated from business combinations and intangible assets with indefinite useful lives, impairment test is performed annually regardless whether there are indications of impairment.

Recoverable amount is the higher of the asset's fair value less costs to sell and its present value of estimated future cash flows. The Group estimates recoverable value for individual assets. When it is difficult to estimate individually, the recoverable amount of the cash generating unit which the asset belongs to will be estimated. Cash generating unit is determined on the basis of whether the cash generating unit generates cash flows which are largely independent of those from other cash generating units.

Where the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, the asset or cash generating unit is considered impaired and is written down to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized in the current period's profit or loss and provision for impairment is made accordingly.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

24. Impairment of assets *(continued)*

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the related cash-generating units on a reasonable basis; if it is difficult to be allocated to a related cash-generating unit, it will be allocated to the related groups of cash-generating units. The related groups of cash-generating units refer to the ones that are expected to benefit from the synergies of the combination and also not greater than the segment determined by the Group.

When impairment is tested, if there is indication that a cash generating unit or a group of cash generating units with related goodwill may be impaired, the unit without goodwill allocated is first tested for impairment by comparing the unit's carrying amount, excluding any goodwill, with its recoverable amount and any related impairment loss is recognized accordingly. Then, the unit to which goodwill has been allocated is tested for impairment by comparing the carrying amount of the unit, including goodwill, with the recoverable amount of the unit. If the recoverable amount of the unit or group of units is less than the carrying amount of the unit or group of units, the impairment loss shall first reduce the carrying amount of any goodwill allocated to the unit or group of units; and then to the other assets of the unit or group of units on a pro rata basis according to the carrying amount of each asset in the unit or group of units.

Previously recorded impairment losses for goodwill are not reversed in future periods.

25. Insurance guarantee fund

According to "Administrative Regulations on the Insurance Guarantee Fund" (Baojianhuiling [2004] No.16), the Group calculates the insurance guarantee fund as follows:

(1) For property insurance, accident insurance and short-term health insurance, insurance guarantee fund is provided at 1% of net premiums respectively.

(2) For long-term life insurance and long-term health insurance with guaranteed interest rate, insurance guarantee fund is provided at 0.15% of net premiums respectively.

(3) For long-term life insurance without guaranteed interest rate, insurance guarantee fund is provided at 0.05% of net premiums.

No additional provision is required when the accumulated insurance guarantee fund balances of Ping An Life, Ping An Annuity Insurance Company of China, Ltd. ("Ping An Annuity") and Ping An Health Insurance Company of China, Ltd. ("Ping An Health") reaches 1% of their respective total assets. For Ping An Property & Casualty, no additional provision is required when the accumulated balance reaches 6% of its total assets.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

26. Direct insurance contracts

Direct insurance contracts are contracts entered into by the Group and policyholders where the Group undertakes insurance risks. The Group undertakes insurance risks when the occurrence of an accident within the scope of an insurance contract is likely to cause the Group to undertake the insurance claim liability. Contracts entered into by the Group and policyholders that cause the Group to accept both insurance risk and other risks are insurance contracts in their entirety with no separation of insurance risk and other risks.

When direct insurance contracts are terminated prior to their expiration dates, the Group transfers the balance of unearned premium reserves, policyholders' reserves for life insurance, and long-term reserves for health insurance to current period's profit or loss together with the corresponding surrenders.

27. Unearned premium reserves

Unearned premium reserves are reserves made for the unexpired portion of in-force non-life insurance policies. Unearned premium reserves are provided based on actuarial valuation results (1/365 method). Besides, unearned premium reserves provided by life insurance subsidiaries should not be less than 50% of net premiums for the current period.

The Group performs the following tests on the balance sheet date, and makes additional provision for unearned premium reserves for the difference between the unearned premium reserves provided and the greater of the following two bases:

(1) Balance of estimated future claims and expenses after deduction of relevant investment income;

(2) Surrender amount on the date of premium reserve valuation assuming all insurance policies were surrendered.

28. Claim reserves

The Group, as the insurer, provides claim reserves for non-life insurance accidents claims incurred but not settled, which include reserves for claims reported but not settled, claims incurred but not reported, and claim adjustment expenses.

Reserves for claims incurred and reported are reserves for which the non-life insurance accidents have occurred and the claims have been reported to the Group but are not yet settled. Reserves for claims reported are prudently provided on the basis of the estimated claim not more than the maximum insured amount of the insurance policy using the Average Incurred Claim Projection, Average Paid Claim Projection and other methods on a reasonable basis.

Reserves for claims incurred but not reported are reserves for non-life insurance accidents incurred but not yet reported to the Group. Reserves for claims incurred but not reported are prudently provided using at least two of the following methods: the Chain-ladder method, the Average Paid Claim Projection, Loss Development method and the Bornhuetter-Ferguson method.

(in RMB million)

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

28. Claim reserves *(continued)*

Reserves for claim adjustment expenses are reserves for expenses incurred for claims reported but not yet settled such as lawyer fees, litigation fees, loss inspection expenses and salaries of related claims handling staff. The Group uses the Average Case Projection method and Proportional Allocation method to provide for this reserve.

29. Policyholders' reserves for life insurance

Policyholders' reserves for life insurance are reserves provided to meet future insurance obligations arising from life insurance business and are provided using actuarial valuation methods. In accordance with the CIRC's regulations, policyholders' reserves for life insurance provided by the Group are no lower than the statutory minimum reserve. The statutory policyholders' reserves are calculated in accordance with "Actuarial Regulations on Life Products", "Actuarial Regulations on Interest-Dividend-Only Products" (Baojianfa [1999] No.90), "Actuarial Regulations on Individual Participating Products" (Baojianfa [2003] No.67), "Actuarial Regulations for Universal Life Products", "Actuarial Regulations for Investment-linked Products" (Baojianfa [2007] No.335), "Notice on Actuarial report" (Baojianshouxian [2005] No.8), "Notice on Usage of Mortality Table in Actuarial Regulations" (Baojianfa [2005] No. 118) and other regulations and approvals of the CIRC.

The main basis of measuring the policyholders' reserves for life insurance of the Group is as follows:

(1) Use the prospective method on a seriatim basis or use the retrospective method on a seriatim basis if it has obtained the approval of the CIRC;

(2) The valuation interest rate used for life insurance should be capped at the lower of:

- 7.5% set by the CIRC; or
- Pricing interest rate that is used in determining the insurance premium of the product.

(3) The mortality rates used for life insurance valuation are based on the China Life Insurance Mortality Table (2000-2003);

(4) The policyholders' reserves for life insurance valuation method (excluding universal life insurance and investment-linked life insurance) are as follows:

- The one-year term Full Preliminary Term is adopted for traditional non-participating life insurance contracts, other than whole life annuities, while participating life insurance products are calculated according to "Amendment for the Actuarial Regulation on Individual Participating Life Insurance";
- For whole life annuities, a modified net level premium method is adopted;

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

29. Policyholders' reserves for life insurance *(continued)*

- Premium deficiency reserve is required if the renewal year valuation premium, calculated by modified method, is higher than the gross premium;

- Amount of policyholders' reserves for life insurance should be no less than the cash value of policies at valuation date.

(5) The reserve valuation method for universal life insurance, which includes account reserve and non-account reserve, is as follows:

- Account reserve is calculated on a seriatim basis and equals to the policy's account value at the valuation date;

- Non-account reserve is calculated by using discounted cash flow method on the basis of generally accepted actuarial principles and the discount rate used is based on expected rate of return and should not exceed 5%;

- The Group makes provision for non-account reserve for guaranteed benefits of universal insurance according to the related rules;

- The Group sets up smoothing reserves for universal account in order to smooth settlement interest rates of different settlement periods; smoothing reserves should not be negative and should only be derived from the accumulated difference between the actual investment return and the settlement interest; the Group will maintain the smoothness nature of the settlement interest rates;

(6) The reserves for investment-linked life insurance are the sum of unit reserve and non-unit reserve. The calculation method is as below:

- Unit reserve is calculated on a seriatim basis and should be equal to the value of the unit investment account as at valuation date;

- Non-unit reserve is calculated by using discounted cash flow method on the basis of generally accepted actuarial principles and the discount rate used is based on expected rate of return and should not exceed 5%;

- The Group makes provision for non-unit reserve for guaranteed benefits of investment-linked insurance according to the related rules;

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

29. Policyholders' reserves for life insurance *(continued)*

(7) The changes in fair values of financial assets at fair value through profit and loss for both participating insurance and universal life insurance are recorded in policyholders' reserves for life insurance for those portions reasonably attributable to the policyholders and in profit and loss for the period for those that are attributable to the shareholders. For available-for-sale financial assets, fair value changes are recorded in policyholders' reserves for insurance for those portions reasonably attributable to the policyholders and in capital reserve for those attributable to the shareholders.

30. Reserves for long-term health insurance

Reserves for long-term health insurance are provided to meet future obligations arising from long-term health insurance business and is recorded based on actuarial valuation results. According to the CIRC's regulations, reserves for long-term health insurance are provided at a level not less than the statutory minimum reserve. The statutory reserve is calculated in accordance with "Actuarial Regulations on Health Products" (Baojianfa [1999] No.90), other regulations and approvals promulgated by the CIRC. The expected loss rates and expected morbidity rates that are used to calculate reserves for long-term health insurance are based on the exiting experience tables of the reinsurance companies as well as the experience data of the Company. Others are by reference to the requirements on death insurance in Actuarial Regulation on Life Products (Baojianfa [1999] No.90).

31. Liability adequacy test

The Group performs adequacy tests on claim reserves, policyholders' reserves for life insurance and reserves for long-term health insurance on each balance sheet date. If the reserves recalculated by using actuarial methods exceed the balance of the relevant reserves on the date of adequacy test, the Group will provide for additional reserves to top up the reserve deficiency and recognize it in current profit and loss, if any, and if the related reserve is adequate, no adjustment is made.

When performing liability adequacy tests on policyholders' reserves for life insurance and long-term reserves for health insurance, the Group applies actuarial models on the basis of best estimate hypothesis in order to estimate the future cash flows of the policies. The actuarial hypothesis parameters includes premium receipts, benefit expenditure, surrender expenditures, commission and handling fees, operating expenses, policyholder dividends and other non-beneficial expenditures. The discount rates used for discounting future cash flows takes into account those assets related to reserves and the yield rates of expected future cash flows for investments.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

32. General reserves

The general reserve in the Group's consolidated financial statements consists of general reserve provisions made for the Group's insurance, banking, trust, securities and futures subsidiaries. The said provision is an appropriation of profit based on PRC regulatory requirements.

33. Revenue recognition

Revenue is recognized only when economic benefits associated with the transaction will flow to the Group, so that the Group's assets will increase or its liabilities will decrease, and the relevant amount of revenue can be measured reliably.

Premium income

Premium income and reinsurance premium income is recognized when the insurance contracts are issued, related insurance risk is undertaken by the Group, related economic benefits will most likely flow to the Group and related net income can be reliably measured. Premiums from direct non-life insurance contracts are recognized as revenue based on the amount of total premium stated in the contracts. Premiums from direct life insurance contracts with installment or single payments are recognized as revenue when due. Reinsurance premiums are recognized as revenue in accordance with the terms of the related reinsurance contracts.

Interest income

Interest income is recognized in income statement as it accrues and is calculated by using the effective interest rate method.

Other income

Fee income comprises of commission income from securities and futures brokerage business and is recognized when the services are provided. The Group recognizes securities underwriting labor cost in current profit and loss, and recognizes the premium income upon completion of securities underwriting service.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

34. Reinsurance

Reinsurance outwards

The Group cedes insurance risk in the normal course of business for its insurance businesses. Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders. The Group calculates, in accordance with the terms of relevant reinsurance contracts, premiums ceded to reinsurers and expenses recoverable from reinsurers and recognizes them in income statement. The Group determines, in accordance with the terms of the relevant reinsurance contracts, and recognizes as assets the reserves to be recovered from reinsurers in the period in which the Group recognizes the outstanding claims reserves, policyholders' reserves for life insurance and reserves for long-term health insurance of the direct insurance contracts. When the Group reduces the balance of the corresponding reserves as the amounts of claims and benefits payments are ascertained or actual claim handling expenses are incurred for the direct insurance contracts, it also reduces the balance of the corresponding reserves attributable to the outward reinsurance contracts. At the same time, the Group also determines the costs of claims and benefits recoverable from reinsurers according to the terms of the reinsurance contracts and recognizes the amount in income statement for the period. When early termination of the direct insurance contracts occurs, the Group determines the adjustments required for the premium ceded to reinsurers and commissions recoverable in accordance with the terms of the related reinsurance contracts and recognizes these amounts in income statement for the period. At the same time, the Group adjusts the relevant reserves attributable to the outward reinsurance contracts.

As the cedant, the Group does not offset but presents separately in the balance sheet the assets and liabilities, as well as in the income statement the income and expenses arising from the reinsurance contracts and their related direct insurance contracts.

Reinsurance inwards

The Group calculates and recognizes reinsurance expenses in current period's income statement in the same period the reinsurance premium income is recognized according to the terms of the related reinsurance contracts. Profit commission expenses are recognized in current period's income statement when the Group is able to calculate and determine the expenses according to the terms of the reinsurance contracts.

The Group adjusts and recognizes in current period's income statement the related reinsurance premium income and expenses according to the actual amounts stated on the reinsurance statement of accounts when received.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

35. Policyholder dividends

Policyholder dividends represent dividends paid by the Group to policyholders in accordance with the terms of direct insurance contracts. The dividends are calculated and provided based on dividends allocation method and results of actuarial valuation.

36. Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rental income and expenses applicable to such operating leases are charged to profit or loss on a straight-line basis over the lease terms.

37. Employee benefits

Employee benefits represent all kinds of benefits and other relevant expenditure offered by the Group to obtain employees' services. During the accounting period when employees provide services, employee benefit payable is recognized as liability. If it will expire after one year or more from the balance sheet date and the discounting effect is significant, it is presented at its present value.

The employees of the Group are entitled to participate in government-managed social insurance schemes, including pension plans, medical benefits, unemployment benefits, housing funds and other social insurance schemes. The associated expenditure is recognized as the costs of the related assets or expenses when incurred. Certain employees are also provided with group life insurance, but the amount involved is insignificant. The Group has no other significant legal or constructive obligations for employee benefits beyond the said contributions.

38. Share-based payment transactions

Senior management and some of the key employees of the Group receive remuneration in the form of share-based payment transactions (i.e. share appreciation rights) whereby the above mentioned employees render services as consideration for share appreciation rights which are settled in cash.

Share appreciation rights are settled in cash after completion of services by the above mentioned employees in the vesting period. At each balance sheet date during the vesting period, on the basis of the best estimate of future settlement the fair value of share appreciation rights is expensed over the period until vesting with recognition of a corresponding liability. The fair value of share appreciation rights is measured using the Black-Scholes formula.

The liability is re-measured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the income statement.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

39. Accounting for income tax

Income taxes include current and deferred tax. Income tax are recognized in current period's profit and loss as income tax expense or income except for the adjustment made for goodwill in a business consolidation and income tax from transactions or items that directly related to equity.

Current tax represents current income tax payable calculated on current taxable income. Taxable income is current period's accounting profit before tax as adjusted according to the related tax regulations.

For current period's deferred tax assets and liabilities arising in current and prior periods, the Group measures them using the expected payment or refund amount according to the relevant tax regulations.

The Group recognizes deferred tax liabilities or assets based on temporary differences using balance sheet liability method. Temporary differences are differences between the carrying amount of assets or liabilities in the balance sheet and their tax base. Temporary differences also include the differences between the book values and tax bases of items not recognized as assets or liabilities where the tax base can be calculated according to the relevant tax regulations.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss ; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax losses and unused tax credits, to the extent that it is probable that taxable income will be available against which the deductible temporary differences, and the carry-forward of unused tax losses and unused tax credits can be utilized except where the transaction is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable income.

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax asset is recognized where the temporary differences are likely to be reversed in the foreseeable future and taxable income will be available in the future to utilise the temporary differences.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

39. Accounting for income tax *(continued)*

As at balance sheet date, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, and reflect the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover the assets or settle the carrying amount of its assets and liabilities.

The Group re-assesses book value of deferred tax assets at each balance sheet date. The Group reduces the book value of deferred tax assets if future taxable profit may not be sufficient to offset the benefits from the assets. When future taxable profit is sufficient, the reduction is reversed.

40. Fiduciary business

The Group acts as a trustee, custodian or agent in fiduciary business. Assets held under trust on behalf of third parties arising from fiduciary business and the corresponding obligation to return such assets are not shown in the balance sheet because the risk and return are borne by the customers.

41. Related parties

Parties are considered to be related if the Group has the ability to control the other party or to exercise joint control or significant influence over the other party. Two or more parties are also regarded as related parties if they are subject to control, joint control or significant influence from the same party.

42. Critical accounting estimates and judgments in applying accounting policies

The Group makes critical estimates and judgments that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

42. Critical accounting estimates and judgments in applying accounting policies *(continued)*

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations and assumptions, which has the most significant effect on the amounts recognized in the financial statements.

(1) *Classification of financial assets*

Management shall make significant judgments on classification of financial assets. Different classifications would affect the accounting treatment and the Group's financial position and operating results. If the Group's classification is subsequently proved to be wrong, reclassification may be required for certain categories as a whole.

(2) *Classification of insurance contracts*

Management shall make significant judgments on classification of insurance contracts. Different classifications would affect the accounting treatment and the Group's financial position and operating results.

(3) *Provision for Impairment of available-for-sales equity investments*

The Group considers that impairment provision is needed for an available-for-sale equity investment when there is significant or prolonged decline in fair value of that security below its cost. Management shall exercise judgment to determine "significant" and "prolonged". When making such judgment, the Group considers factors like equity price volatility, financial position of the investees, industry and segment performance, technology innovation, cash flows from financing activities, etc.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(1) *Valuation of insurance contract liabilities*

Policyholders' reserves for life insurance and reserves for long-term health insurance

Policyholders' reserves for life insurance and reserves for long-term health insurance are valued according to the regulations of the CIRC, using the main assumptions which include interest rates and mortality rates.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

42. Critical accounting estimates and judgments in applying accounting policies *(continued)*

Estimates and assumptions *(continued)*

(1) Valuation of insurance contract liabilities (continued)

Policyholders' reserves for life insurance and reserves for long-term health insurance *(continued)*

Every year the Group performs a liability adequacy test on the aforementioned reserves, which reflects management's current best estimate of future cash flows. The main assumptions used are mortality, morbidity, investment returns, expenses, lapse and surrender rates. The Group base their mortality and morbidity tables on standard industry and national tables which reflect historical experiences, adjusted when appropriate to reflect the Group's unique risk exposure, product characteristics, target markets and own claims severity and frequency experiences. The Group's assumptions of investment returns are based on current and expected future investment portfolio, current market returns as well as expectations about future economic and financial developments. Assumptions on future expense are based on current expense levels, adjusted for expected expense inflation adjustments when appropriate. As lapse and surrender rates depend on product features, policy duration and etc, historical experience is used in choosing these assumptions.

The reserves for investment-linked policies, where the Group undertakes both insurance risks and other risks, are determined with reference to the fair values of the assets supporting such liabilities.

Claims reserves

For property and casualty and short-term life insurance contracts, estimates have to be made both for the expected ultimate cost of claims reported at the balance sheet date and for the expected ultimate cost of claims incurred but not yet reported at the balance sheet date ("IBNR"). The ultimate cost of outstanding claims is estimated by using at least two of the actuarial claims projection techniques, such as Chain Ladder Method, Average Claim Method, Reserve Development Method and Bornhuetter-Ferguson methods.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

42. Critical accounting estimates and judgments in applying accounting policies *(continued)*

Estimates and assumptions *(continued)*

(1) *Valuation of insurance contract liabilities (continued)*

Claims reserves *(continued)*

The main assumption underlying these techniques is that the Group's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analyzed by accident years, but can also be further analyzed by geographical area, as well as by significant business lines and claim types. Large claims are usually separately addressed, either by being reserved at the face value of loss adjustor estimates or separately projected in order to reflect their future development. In most cases, no explicit assumptions are made regarding future rates of claims inflation or loss ratios. Instead, the assumptions used are those implicit in the historic claims development data on which the projections are based. Additional qualitative judgment is used to assess the extent to which past trends may not apply in future, (for example to reflect one-off occurrences, changes in external or maker factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix and claims handling procedures) in order to arrive at the estimated ultimate cost of claims that present the most likely outcome from the range of possible outcomes, taking into account all the uncertainties involved. Every year the Group performs a liability adequacy test on claim reserves.

(2) *Fair value of financial instruments determined using valuation techniques*

Fair value of financial instruments, in the absence of an active market, is estimated by using valuation techniques, such as the price used in recent arm's length transactions, reference to the current fair value of another instrument which is substantially the same, discounted cash flow analysis and option pricing model.

When using valuation techniques to determine the fair value of financial instruments, the Group makes use of all factors, whenever possible, considered by market participants in pricing technique instruments including risk-free rates, credit risk, foreign currency exchange rates, commodity prices, stock price or stock index, magnitude of future changes in price of the financial instruments and prepayment and surrender risk.

Using different valuation techniques or reference assumptions may result in the existence of relatively significant differences in fair value estimations.

III. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES *(continued)*

42. Critical accounting estimates and judgments in applying accounting policies *(continued)*

Estimates and assumptions *(continued)*

(3) Impairment losses of loans and advances

The Group reviews its loans and advances at each reporting date to assess whether an allowance for impairment should be recorded in the income statement. In particular, judgment by management is required in the estimation of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors and actual results may differ.

(4) Deferred tax assets and liabilities

Deferred tax assets and liabilities are measured, based on tax laws, at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax assets are recognized for all unused tax losses, to the extent that it is likely that taxable profit will be available to offset these unused tax losses. Many judgments are needed from the management to estimate the timing and amount of taxable profit as well as applicable tax rate in the future, with tax planning strategies, to determine the amount of the deferred tax assets and liabilities that should be recognized.

43. Changes in significant accounting estimates

Changes in accounting estimates are applied prospectively.

In compliance with Baojianfa [1999] No.90 that reserves provided for the year should not be less than the statutory minimum reserves, and valuation interest rate should not be higher than the pricing interest rate or the determined rate of 7.5%, the Group uses a more prudent valuation interest rate for insurance products with pricing interest rate equal to or higher than 7.5%. In the six months ended June 30, 2008, the valuation interest rate of the above high interest rate insurance products of the Group was reduced to 6% from 6%-6.5%. This change in accounting estimate results in a decrease in profit before tax for the period ended June 30, 2008 of approximately RMB3,811 million.

IV. TAXATION

The major types of taxes and related tax rates applicable to the Group are as follows:

Business tax and surcharges

Business tax is levied on 5% of taxable premium income, other income and investment income. Business tax surcharges, comprising city maintenance and construction tax and education surcharges are calculated at a pre-determined percentage of business tax.

(in RMB million)

IV. TAXATION *(continued)*

Business tax and surcharges *(continued)*

According to "Circular on exempting from the business tax on certain items" (Caishui [1994] No.2), "Circular on exempting Ping An Insurance Company of China, Ltd. from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [1998] No.95), "Circular on exempting Ping An Insurance Company of China, Ltd. from the business tax on new refundable life insurance products with a term of more than one year" (Guoshuihan [1999] No.181), "Approval regarding exempting Ping An Insurance Company of China, Ltd. Urumqi Branch from the business tax on specific insurance products" (Guoshuihan [1998] No.746), "Circular on exempting insurance companies from the business tax on refundable life insurance products with a term of more than one year" (Caishui [2000] No.59), "Circular on certain issues concerning exempting from the business tax on life insurance businesses" (Caishui [2001] No.118), "Circular on exempting insurance companies from the business tax on refundable life insurance products with a term of more than one year" (Caishui [2002] No.94), "Circular on exempting insurance companies from the business tax on refundable life insurance products with a term of more than one year" (Caishui [2002] No.156), "Circular on exempting insurance companies from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [2004] No.71), "Circular on exempting insurance companies from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [2005] No.21), "Circular on exempting insurance companies from the business tax on refundable life insurance businesses with a term of more than one year" (Caishui [2005] No.76), "Circular on publishing refundable life insurance products' list (16th batch) with more than one year term exempted from business tax" (Caishui [2006] No.115), "Circular of the Ministry of Finance and the State Administration of Taxation on publishing the list (17th batch) of refundable life insurance products with a term of more than one year exempted from the business tax" (Caishui [2007] No.43), "Circular of the Ministry of Finance and the State Administration of Taxation on publishing the list (18th batch) of refundable life insurance products with a term of more than one year exempted from the business tax" (Caishui [2007] No.117), "Circular of the Ministry of Finance and the State Administration of Taxation on publishing the list (19th batch) of refundable life insurance products with a term of more than one year exempted from the business tax" (Caishui [2007] No.158) etc., common life insurance with principal and interest refundable and a term of more than one year (one year is included), pension annuity insurance, health insurance products with a term of more than one year (one year is included) of Ping An Life, pension annuity insurance with a term of more than one year (one year is included) of Ping An Annuity, health insurance products with a term of more than one year (one year is included) of Ping An Health, and health insurance products with a term of more than one year (one year is included) of Ping An Property & Casualty are exempted from the business tax since the aforementioned documents were published.

IV. TAXATION *(continued)*

Income tax

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the new "CIT Law"). The new CIT Law unifies the domestic corporate income tax rate to 25% with effect from January 1, 2008. Therefore, for subsidiaries and branches of the Group located in Special Economic Zones that were entitled to preferential income tax, the applicable CIT rate will be transited to 25% in 5 years. During the transitional period, the applicable CIT rate for those subsidiaries and branches will be 18%, 20%, 22%, 24% and 25% for year 2008, 2009, 2010, 2011 and 2012 respectively. For other subsidiaries and branches of the Group, the CIT rates are reduced from 33% to 25% from January 1, 2008.

Subsidiaries of the Group located in Hong Kong Special Administrative Region are subject to Hong Kong profits tax. The tax rate of Hong Kong profits tax is reduced from 17.5% to 16.5% for the period from April 1, 2008 to March 31, 2009.

V. SCOPE OF CONSOLIDATION

The major changes in the subsidiaries of the Group during the Period are as follows:

1. In March 2008, Ping An Life completed the acquisition of 60% equity interest in Shanxi Changjin Expressway Co., Ltd. ("Shanxi Changjin"). The share capital of Shanxi Changjin is RMB750 million.

   The fair values and carrying values of the identifiable assets and liabilities acquired as at the date of acquisition were:

	Fair value recognized on acquisition	Carrying value
Cash on hand and at bank	181	181
Intangible assets	2,659	1,920
Other assets	147	147
Sub-total	2,987	2,248
Deferred tax liabilities	185	-
Other liabilities	1,582	1,582
Sub-total	1,767	1,582
Net identifiable assets	1,220	666
Fair value of net assets acquired attributable to the Group	732	
Satisfied by cash	732	

V. SCOPE OF CONSOLIDATION *(continued)*

1. *(continued)*

The fair values of the above identifiable assets and liabilities acquired as at the date of acquisition were determined by reference to book values and an independent appraisal report.

The net outflow of cash and cash equivalents in respect of the acquisition of the subsidiary:

Cash consideration	(732)
Cash and bank balances acquired	181
Net outflow of cash and cash equivalents	(551)

The operating results and cash flow of Shanxi Changjin from the date of acquisition to current period end were as follows:

Operating income	127
Net profit	41
Net cash flows	73

From the date of acquisition to current period end, the Group did not dispose of and did not intend to dispose of any assets or liabilities of Shanxi Changjin.

2. In March 2008, Ping An Life completed the acquisition of 60% equity interest in Shanxi Jinjiao Expressway Co., Ltd. ("Shanxi Jinjiao"). The share capital of Shanxi Jinjiao is RMB504 million.

V. SCOPE OF CONSOLIDATION *(continued)*

2. *(continued)*

The fair values and carrying values of the identifiable assets and liabilities acquired as at the date of acquisition were:

	Fair value recognized on acquisition	Carrying value
Cash on hand and at bank	166	166
Intangible assets	1,913	1,303
Other assets	20	20
Sub-total	2,099	1,489
Long-term loans	857	857
Deferred tax liabilities	152	–
Other liabilities	221	221
Sub-total	1,230	1,078
Net identifiable assets	869	411
Fair value of net assets acquired attributable to the Group	521	
Satisfied by cash	521	

The fair values of the above identifiable assets and liabilities acquired as at the date of acquisition were determined by reference to book values and an independent appraisal report.

The net outflow of cash and cash equivalents in respect of the acquisition of the subsidiary:

Cash consideration	(521)
Cash and bank balances acquired	166
Net outflow of cash and cash equivalents	(355)

The operating results and cash flow of Shanxi Jinjiao, from the date of acquisition to current period end were as follows:

Operating income	130
Net profit	64
Net cash flows	(92)

From the date of acquisition to the period end, the Group did not dispose of and did not intend to dispose of any assets or liabilities of Shanxi Jinjiao.

(in RMB million)

V. SCOPE OF CONSOLIDATION *(continued)*

3. Particulars of the Company's principal subsidiaries as at June 30, 2008 are set out below:

Name	Place of incorporation	Organizational code	Attributable equity interest Direct	Attributable equity interest Indirect	Proportion of voting right	Registered/ authorized capital (RMB Unless otherwise stated)	Paid-up capital (RMB Unless otherwise stated)	Principal activities
Ping An Life Insurance Company of China, Ltd.	Shenzhen	71093073-9	99.00%	-	99.00%	3,800,000,000	3,800,000,000	Life insurance
Ping An Property & Casualty Insurance Company of China, Ltd.	Shenzhen	71093072-0	99.06%	-	99.06%	3,000,000,000	3,000,000,000	Property and casualty insurance
Shenzhen Ping An Bank Co., Ltd. *(i)*	Shenzhen	19236558-0	90.04%	-	90.04%	5,502,000,000	5,460,940,138	Banking
China Ping An Trust & Investment Co., Ltd.	Shenzhen	10002000-9	99.88%	-	99.88%	4,200,000,000	4,200,000,000	Investment and trust
Ping An Securities Company, Ltd.	Shenzhen	100323453	-	86.66%	86.66%	1,800,000,000	1,800,000,000	Security investment and brokerage
Ping An Annuity Insurance Company of China, Ltd.	Shanghai	77021249-9	97.00%	2.98%	99.98%	500,000,000	500,000,000	Annuity insurance
Ping An Asset Management Co., Ltd.	Shanghai	71093344-6	96.00%	3.96%	99.96%	500,000,000	500,000,000	Asset management
Ping An Health Insurance Company of China, Ltd.	Shanghai	71093349-7	95.00%	4.96%	99.96%	500,000,000	500,000,000	Health insurance
China Ping An Insurance Overseas (Holdings) Limited	Hong Kong	Not applicable	100.00%	-	100.00%	HKD4,000,000,000	HKD555,000,000	Investment holding

V. SCOPE OF CONSOLIDATION *(continued)*

3. *(continued)*

Name	Place of incorporation	Organizational code	Attributable equity interest Direct	Attributable equity interest Indirect	Proportion of voting right	Registered/ authorized capital (RMB Unless otherwise stated)	Paid-up capital (RMB Unless otherwise stated)	Principal activities
China Ping An Insurance (Hong Kong) Company Limited	Hong Kong	Not applicable	-	75.00%	75.00%	HKD110,000,000	HKD110,000,000	Property and casualty insurance
Shenzhen Ping An Futures Brokerage Co, Ltd.	Shenzhen	10002318-8	-	89.47%	89.47%	120,000,000	120,000,000	Futures brokerage
Ping An New Capital Co., Ltd. *(ii)*	Shenzhen	19221023-9	-	99.88%	99.88%	2,000,000,000	2,000,000,000	Investment
Shenzhen Ping An Property and Facilities Management Co, Ltd.	Shenzhen	19230555-3	-	99.88%	99.88%	20,000,000	20,000,000	Property management
Fuzhou Ping An Real Estate Development Co., Ltd.	Fuzhou	61132267-4	-	74.25%	74.25%	USD5,000,000	USD5,000,000	Real estate investment
Shenzhen Ping An Real Estate investment Co., Ltd.	Shenzhen	77270613-4	-	99.88%	99.88%	800,000,000	800,000,000	Real estate investment
Shenzhen Xin An Investment Consultant Co., Ltd.	Shenzhen	77985608-X	-	99.88%	99.88%	3,000,000	3,000,000	Investment consulting
Ping An of China Asset Management (Hong Kong) Company Limited	Hong Kong	Not applicable	-	100.00%	100.00%	HKD65,000,000	HKD65,000,000	Asset management
Yuxi Ping An Real Estate Co., Ltd.	Yuxi	79028553-X	-	79.90%	79.90%	38,500,000	38,500,000	Property leasing
Yuxi Meijiahua Business Management, Co., Ltd.	Yuxi	78735955-0	-	79.90%	79.90%	500,000	500,000	Property management

(in RMB million)

V. SCOPE OF CONSOLIDATION *(continued)*

3. *(continued)*

Name	Place of incorporation	Organizational code	Attributable equity interest Direct	Attributable equity interest Indirect	Proportion of voting right	Registered/ authorized capital (RMB Unless otherwise stated)	Paid-up capital (RMB Unless otherwise stated)	Principal activities
Ping An Meijiahua (Jingzhou) Business Management Co., Ltd.	Jingzhou	77076569-1	-	50.94%	50.94%	USD9,700,000	USD9,700,000	Real estate investment
Nanning Ping An Meijiahua Real Estate Co., Ltd.	Nanning	79974132-7	-	50.94%	50.94%	100,000,000	55,000,000	Property leasing
Shenzhen CITIC City Plaza Investment Co., Ltd.	Shenzhen	73207232-5	-	98.88%	98.88%	20,000,000	20,000,000	Real estate investment
Anseng Investment Company Limited	British Virgin Islands	Not applicable	-	100.00%	100.00%	USD50,000	USD2	Project investment
Rich All Investment Company Limited	British Virgin Islands	Not applicable	-	100.00%	100.00%	USD36,000,001	USD36,000,001	Project investment
Profaith International Investment Limited	British Virgin Islands	Not applicable	-	100.00%	100.00%	USD50,000	USD1	Project investment
Profield Limited	Hong Kong	Not applicable	-	100.00%	100.00%	HKD10,000	HKD10	Project investment
Ningbo Beilun Port Expressway Co., Ltd.	Ningbo	739490888	-	100.00%	100.00%	USD77,800,000	USD77,800,000	Operating expressway
ShanXi Changjin Expressway Co, Ltd. *(iii)*	Taiyuan	73190971-X	-	59.40%	59.40%	750,000,000	750,000,000	Operating expressway
ShanXi Jinjiao Expressway Co, Ltd. *(iii)*	Taiyuan	780101033-2	-	59.40%	59.40%	504,000,000	504,000,000	Operating expressway
Shenzhen Ping An Cai Fu Tong Advisory Co., Ltd. *(iv)*	Shenzhen	67299862-7	-	99.88%	99.88%	10,000,000	10,000,000	Financial services

V. SCOPE OF CONSOLIDATION *(continued)*

3. *(continued)*

Remarks:

(i) Up to June 30, 2008, Shenzhen Ping An Bank Co., Ltd. ("Shenzhen Ping An Bank") has obtained the approval of capital reduction from the China Banking Regulatory Commission, but the update of its business registration was still in progress.

(ii) Shenzhen Ping An Industries Co., Ltd. was renamed as Ping An New Capital Co., Ltd. during the Period. Its paid-up capital was increased to RMB2 billion.

(iii) These subsidiaries were acquired during the Period through business combinations without involving entities under common control. Please refer to Notes V.1 and 2 for details.

(iv) The subsidiary is newly set up during the Period.

Except for the new subsidiaries mentioned in remarks (iii) and (iv) above, the scope of consolidation for the six months ended June 30, 2008 is consistent with that for the year ended December 31, 2007.

(in RMB million)

VI. SEGMENT REPORT

The Group's business segment is divided into five business segments: life insurance business, property and casualty insurance business, banking business, security business, corporate business and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

Segment assets and liabilities mainly comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's consolidated balance sheet. The Group's revenue and net profit for this year are mainly derived from the above activities in the PRC. Accordingly, no further segment analysis by geographical area is provided.

	For the six months ended June 30, 2008							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premium income	54,557	14,671	-	-	-	-	-	69,228
Less: Premiums ceded to reinsurers	(605)	(2,739)	-	-	-	-	-	(3,344)
Change in unearned premium reserves	(222)	(2,313)	-	-	-	-	-	(2,535)
Net earned premiums	53,730	9,619	-	-	-	-	-	63,349
Net interest income from banking operations	-	-	1,985	-	-	-	119	2,104
Including: inter-segmental interest income of banking operations	-	-	(119)	-	-	-	-	(119)
Net fees and commission income of non-insurance operations	-	-	87	854	-	242	(19)	1,164
Including: Inter-segmental fees and commission income of non-insurance operations	-	-	-	5	-	14	-	19
Investment income	19,948	1,033	(16)	314	1,694	591	(119)	23,445
Including: Inter-segmental investment income	175	7	-	(19)	79	(123)	-	119
Fair value losses	(16,030)	(43)	(36)	(211)	(2,090)	(349)	-	(18,759)
Foreign exchange losses	(403)	(37)	(1)	(4)	(62)	(18)	-	(525)
Other income	524	27	10	2	-	457	(313)	707
Including: Inter-segmental other operating income	118	1	-	-	-	194	-	313
Total operating income	57,769	10,599	2,029	955	(458)	923	(332)	71,485



VI. SEGMENT REPORT *(continued)*

	For the six months ended June 30, 2008							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement *(continued)*								
Surrenders	(6,840)	-	-	-	-	-	-	(6,840)
Claims paid	(11,152)	(6,353)	-	-	-	-	-	(17,505)
Less: Reinsurers' share of claims paid	318	788	-	-	-	-	-	1,106
Change in insurance contract liabilities	(19,356)	(2,420)	-	-	-	-	-	(21,776)
Less: Reinsurers' share of insurance contract liabilities	23	1,288	-	-	-	-	-	1,311
Policyholder dividends	(4,162)	-	-	-	-	-	-	(4,162)
Expenses for reinsurance accepted	-	(11)	-	-	-	-	-	(11)
Commission expenses of insurance operations	(5,934)	(1,394)	-	-	-	-	82	(7,246)
Including: Inter-segmental commission expenses of insurance operations	(1)	(81)	-	-	-	-	-	(82)
Business tax and surcharges	(601)	(834)	(126)	(59)	(18)	(64)	-	(1,702)
General and administrative expenses	(2,471)	(2,354)	(864)	(391)	109	(279)	237	(6,013)
Including: Inter-segmental general and administrative expenses	(161)	(19)	(6)	(3)	(43)	(5)	-	(237)
Less: Reinsurers' share of expenses	103	657	-	-	-	-	-	760
Other expenses	(379)	(8)	(1)	-	-	(310)	2	(696)
Including: Inter-segmental other operating expenses	(1)	-	-	-	-	(1)	-	(2)
Impairment losses	(1,282)	24	(61)	(2)	(228)	10	-	(1,539)
Total operating expenses	(51,733)	(10,617)	(1,052)	(452)	(137)	(643)	321	(64,313)
Operating profit	6,036	(18)	977	503	(595)	280	(11)	7,172
Add: Non-operating income	20	2	4	1	-	-	-	27
Less: Non-operating expenses	(10)	(4)	(18)	(4)	(43)	(1)	-	(80)
Profit before tax	6,046	(20)	963	500	(638)	279	(11)	7,119
Less: Income taxes	135	94	(168)	(99)	299	(70)	-	191
Net profit	6,181	74	795	401	(339)	209	(11)	7,310

(in RMB million)

VI. SEGMENT REPORT *(continued)*

	For the six months ended June 30, 2008							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Capital expenditure	1,911	110	82	24	39	241	-	2,407
Depreciation and amortization expense	286	60	50	15	17	128	-	556
Non-cash expenses other than depreciation and amortization	-	(25)	(14)	-	-	(7)	-	(46)

	June 30, 2008							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	410,560	37,375	131,695	17,347	54,330	18,841	(26,542)	643,606
Segment liabilities	403,471	32,872	124,198	13,678	1,120	11,333	(26,444)	560,228

VI. SEGMENT REPORT *(continued)*

	For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Premium income	42,248	11,637	-	-	-	-	-	53,885
Less: Premiums ceded to reinsurers	(476)	(2,124)	-	-	-	-	-	(2,600)
Change in unearned premium reserves	(191)	(1,914)	-	-	-	-	-	(2,105)
Net earned premiums	41,581	7,599	-	-	-	-	-	49,180
Net interest income from banking operations	-	-	1,459	-	-	-	109	1,568
Including: inter-segmental interest income of banking operations	-	-	(109)	-	-	-	-	(109)
Net fees and commission income of non-insurance operations	-	-	52	975	-	132	(15)	1,144
Including: Inter-segmental fees and commission income of non-insurance operations	-	-	-	15	-	-	-	15
Investment income	26,040	944	42	384	1,510	296	(108)	29,108
Including: Inter-segmental investment income	(11)	16	-	-	16	87	-	108
Fair value gains	2,530	10	1	107	359	87	-	3,094
Foreign exchange gains/(losses)	(316)	(11)	22	(2)	(25)	(3)	-	(335)
Other income	156	12	9	-	34	284	(203)	292
Including: Inter-segmental other operating income	153	8	-	-	2	40	-	203
Total operating income	69,991	8,554	1,585	1,464	1,878	796	(217)	84,051

(in RMB million)

VI. SEGMENT REPORT *(continued)*

	For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement *(continued)*								
Surrenders	(5,919)	-	-	-	-	-	-	(5,919)
Claims paid	(6,825)	(4,966)	-	-	-	-	-	(11,791)
Less: Reinsurers' share of claims paid	258	909	-	-	-	-	-	1,167
Change in insurance contract liabilities	(43,862)	(1,087)	-	-	-	-	-	(44,949)
Less: Reinsurers' share of insurance contract liabilities	8	340	-	-	-	-	-	348
Policyholder dividends	(897)	-	-	-	-	-	-	(897)
Expenses for reinsurance accepted	-	(7)	-	-	-	-	-	(7)
Commission expenses of insurance operations	(4,601)	(1,117)	-	-	-	-	52	(5,666)
Including: Inter-segmental commission expenses of insurance operations	-	(52)	-	-	-	-	-	(52)
Business tax and surcharges	(841)	(661)	(77)	(72)	(54)	(37)	-	(1,742)
General and administrative expenses	(2,900)	(1,805)	(733)	(531)	(504)	(213)	115	(6,571)
Including: Inter-segmental general and administrative expenses	(80)	(10)	-	-	(23)	(2)	-	(115)
Less: Reinsurers' share of expenses	111	564	-	-	-	-	-	675
Other expenses	(87)	(5)	(4)	-	-	(149)	50	(195)
Including: Inter-segmental other expenses	-	-	-	-	-	(50)	-	(50)
Impairment losses	-	(73)	62	(1)	-	(5)	-	(17)
Total operating expenses	(65,555)	(7,908)	(752)	(604)	(558)	(404)	217	(75,564)
Operating profit	4,436	646	833	860	1,320	392	-	8,487
Add: Non-operating income	8	2	446	-	-	1	(22)	435
Less: Non-operating expense	(5)	(6)	(37)	(1)	(1)	-	-	(50)
Profit before tax	4,439	642	1,242	859	1,319	393	(22)	8,872
Less: Income taxes	374	(320)	(156)	(183)	(179)	(82)	-	(546)
Net profit	4,813	322	1,086	676	1,140	311	(22)	8,326

VI. SEGMENT REPORT *(continued)*

	For the six months ended June 30, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Other segment information								
Capital expenditure	2,636	63	66	19	13	296	-	3,093
Depreciation and amortization expense	311	64	38	9	7	33	-	462
Non-cash expenses other than depreciation and amortization	-	73	(62)	1	-	5	-	17

	December 31, 2007							
	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Balance sheet								
Segment assets	420,566	31,331	141,976	23,516	55,368	21,155	(42,568)	651,344
Segment liabilities	390,247	25,733	135,351	19,786	1,924	11,566	(42,481)	542,126

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Cash on hand and at bank

	June 30, 2008	December 31, 2007
Cash on hand	**368**	382
Cash at bank	**42,082**	51,701
Including: Brokerage customers	**7,073**	12,845
Balances with central bank		
Including: Mandatory reserve deposits	**16,228**	14,265
Surplus reserve deposits	**1,993**	4,969
Due from banks and other financial institutions	**579**	884
Other monetary assets	**7,877**	539
Total	**69,127**	72,740

In accordance with relevant regulations, the Group's subsidiaries in the banking business maintain mandatory deposits with the People's Bank of China in both RMB and foreign currencies. As at June 30, 2008 and December 31, 2007, the mandatory deposits are calculated at 17.5% and 14.5% for eligible RMB deposits respectively and 5% for foreign currencies deposits for both periods.

2. Balances with clearing companies

	June 30, 2008	December 31, 2007
Company-owned	**48**	668
Brokerage customers	**3,600**	1,359
Total	**3,648**	2,027

On June 30, 2008, balances with clearing companies of the Group are mainly deposits placed by Ping An Securities with China Securities Depository and Clearing Corporation.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3. Placements with banks and other financial institutions

	June 30, 2008	December 31, 2007
Placements with banks	**31**	591
Placements with other financial institutions	**520**	646
Total	**551**	1,237
Less: Provision for loan losses	**(19)**	(45)
Placements with banks and other financial institutions, net value	**532**	1,192

4. Held-for-trading financial assets

	June 30, 2008	December 31, 2007
Bonds		
Government bonds	**3,887**	1,330
Central bank bills	**15,217**	15,295
Financial bonds	**5,377**	3,151
Corporate bonds	**8,675**	9,772
Equity instruments		
Equity investment funds	**33,704**	39,825
Equity securities	**9,210**	15,565
Total	**76,070**	84,938
Listed	**14,611**	23,957
Unlisted	**61,459**	60,981
Total	**76,070**	84,938

As at June 30, 2008, bond investments classified as held-for-trading financial assets with par value of RMB2,958 million (December 31, 2007: RMB1,824 million) were pledged as collateral for assets sold under agreements to repurchase by the Group. Up to the approval date of the financial statements, assets amounted to RMB2,923 million sold under agreements to repurchase stated above have been redeemed.

(In RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Derivative financial instruments

	June 30, 2008			December 31, 2007		
	Nominal amount	Fair value Assets	Fair value Liabilities	Nominal amount	Fair value Assets	Fair value Liabilities
Interest rate related derivatives	**957**	**5**	**20**	4,261	14	27
Currency related derivatives	**948**	**-**	**1**	661	-	1
Equity related derivatives	**410**	**116**	**-**	670	159	99
Credit related derivatives	**892**	**6**	**99**	950	4	62
Total	**3,207**	**127**	**120**	6,542	177	189

6. Financial assets purchased under agreements to resell

	June 30, 2008	December 31, 2007
Securities	**1,622**	27,173
Bills	**7,289**	7,959
Loans	**-**	1,325
Total	**8,911**	36,457
Less: Bad debt provision	**-**	-
Net	**8,911**	36,457

The fair value of the assets held as collateral for financial assets purchased under agreements to resell approximates the carrying value of the collateral.

7. Interest receivables

	June 30, 2008	December 31, 2007
Interest receivables from banking operations	**1,321**	757
Interest receivables from loans	**319**	232
Interest receivables from bonds	**4,415**	3,223
Others	**5**	24
Total	**6,060**	4,236
Less: Bad debt provision	**(49)**	(49)
Net	**6,011**	4,187

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

8. Premium receivables

	June 30, 2008	December 31, 2007
Premium receivables	**6,554**	4,747
Less: Provision for doubtful receivables	**(177)**	(179)
Premium receivables, net	**6,377**	4,568
Life insurance	**3,713**	2,760
Property and casualty insurance	**2,664**	1,808
Total	**6,377**	4,568

Aging analysis is set out below:

	June 30, 2008	December 31, 2007
Within 3 months (including 3 months)	**5,894**	4,397
3 months to 1 year (including 1 year)	**379**	168
More than 1 year	**104**	3
Total	**6,377**	4,568

Provision is made on a periodic basis for those amounts that are considered uncollectible. The credit terms is generally for a period of one to two months, extending up to five months for major customers. Overdue balances are reviewed regularly by management.

There are no premium receivables from shareholders who individually hold no less than 5% of the Company's voting share capital.

9. Due from reinsurers

	June 30, 2008	December 31, 2007
Within 9 months (including 9 months)	**1,709**	2,359
More than 9 months	**258**	93
Total	**1,967**	2,452

There are no due from reinsurers from shareholders who individually hold no less than 5% of the Company's voting share capital.

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9. Due from reinsurers *(continued)*

Top 5 due from reinsurers/brokers are set as follows:

Reinsurers/Brokers	June 30, 2008	December 31, 2007
China Life Reinsurance Company Ltd.	**534**	303
China P&C Reinsurance Co., Ltd.	**487**	324
Aon Limited	**117**	151
Allianz SE Reinsurance	**117**	4
Guy Carpenter & Company Ltd.	**68**	12

10. Reinsurers' share of insurance liabilities

	June 30, 2008	December 31, 2007
Reinsurers' share of unearned premium reserves	**3,450**	2,615
Reinsurers' share of claim reserves	**3,614**	2,304
Reinsurers' share of policyholders' reserves	**7**	6
Reinsurers' share of long-term health reserves	**6**	6
Total	**7,077**	4,931

11. Loans and advances to customers

(1) Loans and advances by individual and corporate customers:

	June 30, 2008	December 31, 2007
Individual customers		
Credit card loans	**1,091**	389
Mortgages loans	**16,838**	16,259
Others	**3,066**	3,340
Corporate customers		
Loans	**45,384**	37,696
Discounted bills	**4,956**	5,977
Total	**71,335**	63,661
Less: Loan loss provision		
Including: Individually assessed	**(251)**	(302)
Collectively assessed	**(278)**	(234)
Net	**70,806**	63,125

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

11. Loans and advances to customers *(continued)*

(1) *Loans and advances by individual and corporate customers:* *(continued)*

As at June 30, 2008, loans of RMB375 million (December 31, 2007: Nil) were pledged as financial assets sold under agreements to repurchase. Up to the approval date of the financial statements, none of them has been released from the said pledge.

(2) *Loans and advances by industry:*

Industry	June 30, 2008	Percentage	December 31, 2007	Percentage
Agriculture, forestry and fishing	**81**	**0.11%**	96	0.15%
Mining	**761**	**1.07%**	175	0.27%
Manufacturing	**10,698**	**15.00%**	13,055	20.51%
Energy	**2,848**	**3.99%**	2,137	3.36%
Transportation and communications	**5,128**	**7.19%**	4,009	6.30%
Commercial	**9,114**	**12.78%**	6,440	10.12%
Real estate	**7,715**	**10.82%**	6,173	9.70%
Construction	**2,271**	**3.18%**	3,332	5.23%
Individual customers	**20,994**	**29.43%**	19,988	31.40%
Others	**11,725**	**16.43%**	8,256	12.96%
Total	**71,335**	**100.00%**	63,661	100.00%

(3) *Loans and advances by region:*

Region	June 30, 2008	Percentage	December 31, 2007	Percentage
Southern China region	**51,858**	**72.70%**	50,427	79.21%
Eastern China region	**18,820**	**26.38%**	12,026	18.89%
Other regions	**657**	**0.92%**	1,208	1.90%
Total	**71,335**	**100%**	63,661	100%

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

11. Loans and advances to customers *(continued)*

(4) *Loans and advances by guarantee type:*

	June 30, 2008	December 31, 2007
Unsecured loans	**17,613**	14,284
Guaranteed loans	**16,458**	12,972
Secured loans		
Including: Loans secured by mortgages	**27,824**	25,273
Loans secured by other collaterals	**9,440**	11,132
Total	**71,335**	63,661

(5) *Analysis of overdue loans:*

	June 30, 2008				
	Within 3 months	**3 months to 1 year**	**1-3 years**	**More than 3 years**	**Total**
Unsecured loans	**394**	**46**	**10**	**87**	**537**
Guaranteed loans	**156**	**11**	**27**	**19**	**213**
Secured loans					
Including: Loans secured by mortgages	**1,239**	**342**	**30**	**27**	**1,638**
Loans secured by other collaterals	**4**	**11**	**13**	**–**	**28**
Total	**1,793**	**410**	**80**	**133**	**2,416**

	December 31, 2007				
	Within 3 months	3 months to 1 year	1-3 years	More than 3 years	Total
Unsecured loans	88	8	9	99	204
Guaranteed loans	46	3	130	11	190
Secured loans					
Including: Loans secured by mortgages	895	102	57	26	1,080
Loans secured by other collaterals	72	200	56	–	328
Total	1,101	313	252	136	1,802

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

11. Loans and advances to customers *(continued)*

(6) Loan loss provision:

	For the six months ended June 30, 2008			For the six months ended June 30, 2007		
	Individually assessed	**Collectively assessed**	**Total**	Individually assessed	Collectively assessed	Total
Beginning of the period	**302**	**234**	**536**	2,263	168	2,431
Charge for the period	**20**	**44**	**64**	5	-	5
Transfer out during the period	**(16)**	-	**(16)**	(1,759)	(42)	(1,801)
Write-backs during the period						
Accredited interest on impaired loans	**(6)**	-	**(6)**	(20)	-	(20)
Write-backs due to other reasons	**(49)**	-	**(49)**	(72)	(38)	(110)
End of the period	**251**	**278**	**529**	417	88	505

12. Refundable deposits

As at June 30, 2008, the Group does not have any collateral for warrants (December 31, 2007: RMB687 million).

13. Available-for-sale financial assets

	June 30, 2008	December 31, 2007
Bonds		
Government bonds	**12,145**	10,427
Central bank bills	**21,210**	9,257
Financial bonds	**41,732**	30,541
Corporate bonds	**47,473**	33,186
Equity investment		
Equity instrument funds	**11,382**	9,481
Equity securities	**43,705**	85,647
Total	**177,647**	178,539
Listed	**63,319**	100,704
Unlisted	**114,328**	77,835
Total	**177,647**	178,539

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

13. Available-for-sale financial assets *(continued)*

As at June 30, 2008, bond investments classified as available-for-sale financial assets with par value of RMB9,170 million (December 31, 2007: RMB8,830 million) were pledged for financial assets sold under agreements to repurchase. Up to the approval date of the financial statements, all of them have been redeemed.

14. Held-to-maturity investments

	June 30, 2008	December 31, 2007
Bonds		
Government bonds	**76,275**	77,707
Central bank bills	**440**	440
Financial bonds	**37,469**	36,367
Corporate bonds	**12,213**	13,222
Total	**126,397**	127,736
Listed	**33,951**	35,149
Unlisted	**92,446**	92,587
Total	**126,397**	127,736
Fair value	**122,992**	122,378

The Group reviewed the intention and capability for holding the investment asset and did not note any change.

As at June 30, 2008, bond investments classified as held-to-maturity financial assets with par value of RMB1,720 million (December 31, 2007: RMB1,814 million) were pledged for financial assets sold under agreements to repurchase. Up to the approval date of the financial statements about RMB1,320 million financial assets sold under agreements to repurchase stated above have been redeemed.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

15. Long-term equity investments

Name of the invested entity	June 30, 2008	December 31, 2007
Cost method:		
Shanxi Changjin	–	220
Shanxi Taichang Expressway Co., Ltd. ("Shanxi Taichang")	–	308
Shanxi Jinjiao	–	157
Yunnan Luqiao Co., Ltd.	**86**	–
Others	**67**	50
Equity method:		
Veolia Water (Kunming) Investment Co., Ltd. ("Veolia Kunming")	**164**	169
Veolia Water (Yellow river) Investment Co., Ltd. ("Veolia Yellow river")	**503**	541
Veolia Water (Liuzhou) Investment Co., Ltd. ("Veolia Liuzhou")	**98**	105
Shanxi Taichang	**1,071**	–
Hubei. Shumyip Huayin Traffic Development Co., Ltd. ("Hubei Shumyip Huayin")	**598**	618
Beijing-Shanghai High-speed Railway Equity Investment Scheme	**423**	–
Hangzhou Sundy Real Estate Group Co., Ltd. ("Hangzhou Sundy")	**466**	–
Ciming Health and Body Examination Management Group Co., Ltd. ("Ciming Body Examination")	**78**	–
Others	–	39
Total	**3,554**	2,207

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

15. Long-term equity investments *(continued)*

The Group's investment in associates and its long-term investments in equity method as at June 30, 2008 are as follows:

Name of the invested entity	Place of incorporation	Registered (authorized) capital/ paid-up capital	Percentage of holding and voting rights	Business scope
Veolia Kunming	Hong Kong	USD95,000,000/ USD91,875,208	24%	Water investment
Veolia Yellow River	Hong Kong	USD250,000,000/ USD151,195,839	49%	Water investment
Veolia Liuzhou	Hong Kong	USD32,124,448/ USD32,124,448	45%	Water investment
Shanxi Taichang	Taiyuan	RMB2,600,190,000/ RMB2,600,190,000	30%	Operating expressway
Hubei Shumyip Huayin	Wuhan	RMB110,000,000/ RMB110,000,000	49%	Expressway investment
Beijing-Shanghai High-speed Railway Equity Investment Scheme *(i)*	Not applicable	RMB16,000,000,000/ RMB1,074,650,000	39.375%	Railway investment
Hangzhou Sundy	Hangzhou	RMB75,000,000/ RMB75,000,000	20%	Real estate development
Ciming Body Examination *(ii)*	Beijing	RMB70,426,829/ RMB70,426,829	15%	Health and body examination
Ping An Roosevelt Holding Ltd.	Hong Kong	USD10,000/ USD10,000	30%	Retail investment

(i) The Group's capital commitment in respect of Beijing-Shanghai High-speed Railway Equity Investment Scheme is included in XII.1.

(ii) The Group's significant influence in Ciming Body Examination is established as a result of representation on the Board of Directors, and in accordance with the articles of association of Ciming Body Examination, the Group has the power to veto significant financial and operating decisions.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16. Goodwill

	For the six months ended June 30, 2008		
	Beginning of the period	Increase during the period	End of the period
Ping An Securities	**313**	**15**	**328**
Shenzhen Ping An Bank	**137**	**–**	**137**
Shenzhen CITIC City Plaza Investment Co., Ltd.	**66**	**–**	**66**
Portfield Limited	**94**	**59**	**153**
Others	**–**	**38**	**38**
Total	**610**	**112**	**722**
Less: Impairment provision	**–**	**–**	**–**
Net	**610**	**112**	**772**

The recoverable amount of goodwill has been estimated based on value in use, calculation using cash flow projections and financial plans approved by management and pretax, company specific, risk adjusted discount rates. Projected cash flows beyond five years are extrapolated using a steady growth rate. The projected cash flows are determined by future estimated profits based on management expectations for market development.

17. Statutory Deposits

According to related regulations of the "Insurance Law", subsidiaries operating insurance business should propose 20% of registered capital as statutory deposits, which must be deposited in a Chinese invested commercial bank approved by the CIRC. The statutory deposit is only used for debt discharge upon liquidation of the Company.

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

18. Investment properties

	For the six months ended June 30, 2008		
	Buildings	**Land use rights**	**Total**
Cost			
Beginning of the period	4,506	205	4,711
Additions	94	–	94
Transfer to fixed assets	(106)	–	(106)
Disposals	(141)	–	(141)
End of the period	4,353	205	4,558
Accumulated depreciation			
Beginning of the period	593	36	629
Charges for the period	77	3	80
Transfer to fixed assets	(18)	–	(18)
Disposals	(2)	–	(2)
End of the period	650	39	689
Impairment losses			
Beginning of the period	31	–	31
Disposals	(5)	–	(5)
End of the period	26	–	26
Net value			
End of the period	3,677	166	3,843
Beginning of the period	3,882	169	4,051

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

18. Investment properties *(continued)*

	For the six months ended June 30, 2007		
	Buildings	Land use rights	Total
Cost			
Beginning of the period	1,918	154	2,072
Acquisition of subsidiaries	2,046	–	2,046
Additions	301	6	307
Transfer to fixed assets	(24)	–	(24)
Disposals	(66)	–	(66)
End of the period	4,175	160	4,335
Accumulated depreciation			
Beginning of the period	339	22	361
Acquisition of subsidiaries	91	–	91
Charge for the period	76	5	81
Transfer to fixed assets	(3)	–	(3)
Disposals	(7)	–	(7)
End of the period	496	27	523
Impairment losses			
Beginning of the period	51	–	51
Additions	19	–	19
Disposals	(47)	–	(47)
End of the period	23	–	23
Net			
End of the period	3,656	133	3,789
Beginning of the period	1,528	132	1,660

The rental income arise from investment properties during the Period amounted to RMB139 million (Six months ended June 30, 2007: RMB151 million).

As at June 30, 2008, investment properties with carrying amount of RMB1,648 million (December 31, 2007: RMB1,701 million) was used to secure long-term bank loans with aggregate carrying amount of RMB1,586 million (December 31, 2007: RMB1,612 million).

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB26 million as at June 30, 2008 (December 31, 2007: RMB192 million).

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

19. Fixed assets

	For the six months ended June 30, 2008				
	Buildings	Office equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of the period	4,055	2,412	491	3,472	10,430
Additions	33	210	38	1,010	1,291
Transfer to construction in progress	-	-	-	(20)	(20)
Transfer from investment properties	106	-	-	-	106
Disposals	(27)	(219)	(14)	(729)	(989)
End of the period	4,167	2,403	515	3,733	10,818
Accumulated depreciation					
Beginning of the period	798	1,305	274	-	2,377
Charge for the period	64	153	22	-	239
Transfer from investment properties	18	-	-	-	18
Disposals	(1)	(191)	(10)	-	(202)
End of the period	879	1,267	286	-	2,432
Impairment losses					
Beginning of the period	148	-	-	11	159
Additions	1	-	-	-	1
Transfer from investment properties	5	-	-	-	5
Disposals	(2)	-	-	-	(2)
End of the period	152	-	-	11	163
Net value					
End of the period	3,136	1,136	229	3,722	8,223
Beginning of the period	3,109	1,107	217	3,461	7,894

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

19. Fixed assets *(continued)*

	For the six months ended June 30, 2007				
	Buildings	Office equipments	Motor vehicles	Construction in progress	Total
Cost					
Beginning of the period	3,777	2,131	421	644	6,973
Acquisition of subsidiaries	-	1	2	–	3
Additions	20	159	27	2,396	2,602
Transfer from investment properties	24	–	–	-	24
Disposals	(137)	(50)	(7)	(9)	(203)
End of the period	3,684	2,241	443	3,031	9,399
Accumulated depreciation					
Beginning of the period	752	1,263	254	–	2,269
Charge for the period	85	131	22	–	238
Acquisition of subsidiaries	–	1	2	-	3
Transfer from investment properties	3	-	-	-	3
Disposals	(106)	(6)	(3)	-	(115)
End of the period	734	1,389	275	–	2,398
Impairment losses					
Beginning of the period	141	–	–	11	152
Additions	41	–	–	-	41
Disposals	(31)	–	-	-	(31)
End of the period	151	-	–	11	162
Net value					
End of the period	2,799	852	168	3,020	6,839
Beginning of the period	2,884	868	167	633	4,552

The Group is in the process of applying for property certificates in respect of certain buildings with a net book value of RMB307 million as at June 30, 2008 (December 31, 2007: RMB212 million).

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

20. Intangible assets

	For the six months ended June 30, 2008			
	Expressway operating rights	Land-use-rights	Computer software and others	Total
Cost				
Beginning of the period	2,754	818	453	4,025
Acquisition of subsidiaries	4,672	–	–	4,672
Additions	–	1,665	45	1,710
Disposals	–	–	(7)	(7)
End of the period	7,426	2,483	491	10,400
Accumulated amortization				
Beginning of the period	104	104	193	401
Acquisition of subsidiaries	100	–	–	100
Additions	122	17	64	203
Disposals	–	–	(2)	(2)
End of the period	326	121	255	702
Provision for impairments				
End of the period	–	3	–	3
Beginning of the period	–	3	–	3
Net value				
End of the period	7,100	2,359	236	9,695
Beginning of the period	2,650	711	260	3,621

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

20. Intangible assets *(continued)*

	For the six months ended June 30, 2007		
	Land-use-rights	Computer software and others	Total
Cost			
Beginning of the period	871	382	1,253
Additions	1	65	66
Disposals	–	(11)	(11)
End of the period	872	436	1,308
Accumulated amortization			
Beginning of the period	85	225	310
Additions	16	61	77
Disposals	–	(4)	(4)
End of the period	101	282	383
Provision for impairments			
End of the period	3	–	3
Beginning of the period	3	–	3
Net value			
End of the period	768	154	922
Beginning of the period	783	157	940

As at June 30, 2008, the Group's expressway operating rights were used to secure long-term borrowings and long term payables with the carrying amount of RMB3,891 million (December 31, 2007: RMB1,606 million).

The Group is in the process of applying for title certificates of the land-use-rights with a net book value of RMB2,133 million as at June 30, 2008 (December 31, 2007: RMB483 million).

This amount as at June 30, 2008 represents costs incurred to acquire lands in Shanghai and Shenzhen for the construction of new properties.

(In RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

21. Deferred tax assets/liabilities

Details of deferred tax assets/liabilities of the Group are as follows:

	June 30, 2008	December 31, 2007
Deferred tax assets	**4,022**	87
Deferred tax liabilities	**(641)**	(4,822)
Net	**3,381**	(4,735)

	For the six months ended June 30, 2008					
	Beginning of the period	Charged to the profit and loss	Charged to equity	Others	End of the period	Temporary difference as at June 30, 2008
Fair value adjustment on financial assets and liabilities carried at fair value through profit or loss	(1,046)	1,789	-	-	743	4,128
Fair value adjustment and impairment loss on available-for-sale investments	(6,002)	304	9,625	-	3,927	18,743
Policyholders' reserves	1,935	(1,033)	(2,018)	-	(1,116)	(4,993)
Others	378	(225)	-	(326)	(173)	(344)
Total	(4,735)	835	7,607	(326)	3,381	17,534

The Group considers it is probable that sufficient taxable profit will be available in the future to offset aforementioned temporary differences, hence the above mentioned deferred tax assets are recognized.

As at June 30, 2008, the group has no significant unrecognized deferred tax assets based on deductible temporary differences and deductible losses.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. Other assets

	June 30, 2008	December 31, 2007
Other receivables		
– Prepayment for investment projects	**889**	627
– External parties receivables	**1,262**	304
– Interest rate swap guarantee receivables	**184**	147
– Others	**848**	627
Dividend receivable	**80**	73
Settled assets	**743**	906
Long-term deferred expense	**425**	412
Others	**998**	571
Total	**5,429**	3,667
Less: Provision for impairment losses	**(430)**	(451)
Net	**4,999**	3,216

There are no balance of these accounts from shareholders who individually hold no less than 5% of the Company's voting share capital.

The aging analysis of net other receivables are shown as below:

Aging	June 30, 2008	December 31, 2007
Within 1 year (including 1 year)	**2,709**	1,299
1-2 years (including 2 years)	**152**	178
2-3 years (including 3 years)	**85**	78
More than 3 years	**142**	72
Total	**3,088**	1,627

The aging of dividend receivable is show as below:

Aging	June 30, 2008	December 31, 2007
Within 1 year	**80**	73

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. Other assets *(continued)*

Details of settled assets held by the Group are as follows:

	June 30, 2008	December 31, 2007
Buildings	656	778
Others	87	128
Total	743	906
Less: provision for impairment losses	(335)	(368)
Net	408	538

Gains on disposal of settled assets during the Period are RMB48 million (2007: RMB71 million).

The Group has no significant salvage assets for both the six months ended June 30, 2008 and the year 2007.

23. Provision for impairment losses

Movement of provision for impairment losses is as follows:

	For the six months ended June 30, 2008					
			Reversal during the Period			
Item	Opening balance	Addition during the period	Write-back	Write-off and others	Total	Ending balance
Provision for bad debts	322	-	(67)	-	(67)	255
Provision for impairment on available-for-sale financial assets	98	1,585	-	-	-	1,683
Provision for impairment on long-term investments	119	-	-	(19)	(19)	100
Loan loss provision	536	64	(48)	(23)	(71)	529
Provision for impairment on investment properties	31	-	-	(5)	(5)	26
Provision for impairment on fixed assets	159	1	-	3	3	163
Provision for impairment on intangible assets	3	-	-	-	-	3
Provision for impairment on other assets	451	4	-	(25)	(25)	430
Total	1,719	1,654	(115)	(69)	(184)	3,189

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

23. Provision for impairment losses *(continued)*

	For the six months ended June 30, 2007					
			Reversal during the Period			
Item	Balance as at January 1, 2007	Addition during the period	Write-back	Write-off and others	Total	Balance as at June 30, 2007
Provision for bad debts	586	51	(10)	(278)	(288)	349
Provision for impairment on long-term investments	154	–	–	(30)	(30)	124
Loan loss provision	2,431	5	(131)	(1,800)	(1,931)	505
Provision for impairment on investment properties	51	19	(11)	(36)	(47)	23
Provision for impairment on fixed assets	152	41	(4)	(27)	(31)	162
Provision for impairment on intangible assets	3	–	–	–	–	3
Provision for impairment on other assets	529	57	–	(247)	(247)	339
Total	3,906	173	(156)	(2,418)	(2,574)	1,505

24. Short-term borrowings

All short-term borrowings of the Group are guaranteed borrowings.

25. Due to banks and other financial institutions

	June 30, 2008	December 31, 2007
Amounts due to banks	**1,049**	2,470
Amounts due to other financial institutions	**4,834**	5,062
Total	**5,883**	7,532

Due to banks and other financial institutions are all placed domestically.

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

26. Guarantee deposits

	June 30, 2008	December 31, 2007
Guaranteed deposits for acceptances	**4,284**	3,517
Guarantee deposits	**792**	656
Guaranteed deposits for letter of guarantee	**544**	531
Guaranteed deposits for letter of credit	**296**	254
Others	**404**	440
Total	**6,320**	5,398
Individual client	**4**	281
Corporate client	**6,316**	5,117
Total	**6,320**	5,398

27. Placements from banks and other financial institutions

	June 30, 2008	December 31, 2007
From banks	**102**	175
From other financial institutions	**26**	–
Total	**128**	175

28. Financial assets sold under agreements to repurchase

	June 30, 2008	December 31, 2007
Bills	**1,262**	1,676
Securities	**15,299**	12,304
Loans	**375**	–
Total	**16,936**	13,980

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

29. Customer deposits

	June 30, 2008	December 31, 2007
Current deposits		
Corporate client	**28,941**	31,696
Individual client	**6,555**	5,879
Term deposits (including call deposits)		
Corporate client	**32,112**	30,253
Individual client	**5,341**	4,305
Total	**72,949**	72,133

30. Payables to brokerage customers

	June 30, 2008	December 31, 2007
Individual client	**8,032**	9,259
Corporate client	**2,789**	5,135
Total	**10,821**	14,394

31. Due to reinsurers

Details of top 5 due to reinsurers/brokers of the Group are as follows:

Reinsurance company/Brokers	June 30, 2008	December 31, 2007
China Life Reinsurance Company Ltd.	**652**	206
China P&C Reinsurance Co., Ltd.	**649**	346
Aon Limited	**197**	136
Allianz SE Reinsurance	**171**	20
Guy Carpenter & Company Ltd.	**114**	23

There are no balances due to reinsurers/brokers from shareholders who individually hold no less than 5% of the Company's voting share capital.

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

32. Salaries and welfare payable

Details of salaries and welfare payable of the Group are as follows:

	For the six months ended June 30, 2008			
	Beginning of the period	**Accruals**	**Payments**	**End of the period**
Salary, bonus and allowance	**1,378**	**2,790**	**(2,955)**	**1,213**
Staff welfare	**271**	**–**	**(32)**	**239**
Social insurance	**34**	**445**	**(456)**	**23**
Labor union fund and employee education fund	**288**	**89**	**(58)**	**319**
Compensation on termination of contracts	**18**	**2**	**(3)**	**17**
Cash-settled share-based payments	**2,743**	**(1,068)**	**–**	**1,675**
Total	**4,732**	**2,258**	**(3,504)**	**3,486**

	For the six months ended June 30, 2007			
	Beginning of the period	Accruals	Payments	End of the period
Salary, bonus and allowance	608	3,052	(2,583)	1,077
Staff welfare	295	–	(181)	114
Social insurance	4	305	(256)	53
Labor union fund and employee education fund	117	147	(32)	232
Compensation on termination of contracts	–	20	(1)	19
Cash-settled share-based payments	1,109	777	–	1,886
Total	2,133	4,301	(3,053)	3,381

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

33. Taxes payable

	June 30, 2008	December 31, 2007
Corporate income tax	**725**	807
Business tax	**301**	581
Others	**405**	519
Total	**1,431**	1,907

34. Investment contract liabilities for policyholders

	June 30, 2008	December 31, 2007
Within 1 year (including 1 year)	**312**	230
More than 1 year	**6,544**	5,057
Total	**6,856**	5,287

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

35. Insurance contract liabilities

	For the six months ended June 30, 2008					
			Reduction during current period			
	Beginning of the period	Addition	Claim payments	Terminated prior to expiration dates	Others	End of the period
Unearned premium reserves						
Direct insurance contracts	15,696	17,522	-	-	(14,182)	19,036
Reinsurance contracts	34	59	-	-	(29)	64
Claim reserves						
Direct insurance contracts	7,602	10,122	(7,658)	-	-	10,066
Reinsurance contracts	43	18	(1)	-	-	60
Policyholders' reserves for life insurance						
Direct insurance contracts	320,359	22,130	(9,305)	(7,157)	112	326,139
Reserves for long-term health insurance						
Direct insurance contracts	37,213	6,150	(695)	(365)	(1,394)	40,909
Total	380,947	56,001	(17,659)	(7,522)	(15,493)	396,274

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

35. Insurance contract liabilities *(continued)*

	For the six months ended June 30, 2007					
			Reduction during current period			
	Beginning of the period	Addition	Claim payments	Terminated prior to expiration dates	Others	End of the period
Unearned premium reserves						
Direct insurance contracts	12,927	14,168	-	-	(11,465)	15,630
Reinsurance contracts	10	46	-	-	(33)	23
Claim reserves						
Direct insurance contracts	6,465	7,156	(6,016)	-	(200)	7,405
Reinsurance contracts	15	18	(2)	-	-	31
Policyholders' reserves for life insurance						
Direct insurance contracts	248,574	52,619	(5,427)	(5,934)	(481)	289,351
Reserves for long-term health insurance						
Direct insurance contracts	30,694	5,747	(516)	(309)	(1,217)	34,399
Total	298,685	79,754	(11,961)	(6,243)	(13,396)	346,839

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

35. Insurance contract liabilities *(continued)*

Due terms of insurance contract liabilities are as follows:

	June 30, 2008		December 31, 2007	
	Within 1 year (Including 1 year)	**More than 1 year**	Within 1 year (Including 1 year)	More than 1 year
Unearned premium reserves				
Direct insurance contracts	**15,348**	**3,688**	12,133	3,563
Reinsurance contracts	**17**	**47**	6	28
Claim reserves				
Direct insurance contracts	**8,325**	**1,741**	6,077	1,525
Reinsurance contracts	**50**	**10**	34	9
Policyholders' reserves for life insurance				
Direct insurance contracts	**10,647**	**315,492**	13,962	306,397
Reserves for long-term health insurance				
Direct insurance contracts	**1,028**	**39,881**	763	36,450
Total	**35,415**	**360,859**	32,975	347,972

Details of claim reserves of direct insurance contracts of the Group are as follows:

	June 30, 2008	December 31, 2007
Incurred and reported claim reserves	**6,487**	5,522
Incurred but not reported claim reserves	**3,067**	1,549
Loss adjustment expenses reserve	**512**	531
Total	**10,066**	7,602

36. Long-term borrowings

	June 30, 2008	December 31, 2007
Mortgage borrowings	**1,586**	1,612
Pledged borrowings	**2,368**	1,606
Total	**3,954**	3,218

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

37. Other liabilities

	June 30, 2008	December 31, 2007
Insurance guarantee fund	**133**	126
Dividend payable	**93**	86
Other payable	**5,312**	1,391
Long-term payable	**1,523**	–
Others	**490**	2,608
Total	**7,551**	4,211

38. Share capital

The registered and paid-up share capital of the Company is RMB7,345,053,334 (with a par value of RMB1 per share). Details of share capital are as follows:

	June 30, 2008		December 31, 2007	
(In millions)	**No. of shares**	**Percentage holding**	No. of shares	Percentage holding
Shares subject to trading moratorium:				
State-owned shares	–	**0.00%**	589	8.02%
State-owned legal-person shares	–	**0.00%**	367	5.00%
Domestic non state-owned legal-person shares	**860**	**11.71%**	3,025	41.19%
Sub-total	**860**	**11.71%**	3,981	54.21%
Shares not subject to trading moratorium:				
A shares	**3,926**	**53.46%**	805	10.96%
H shares	**2,559**	**34.83%**	2,559	34.83%
Sub-total	**6,485**	**88.29%**	3,364	45.79%
Total	**7,345**	**100.00%**	7,345	100.00%

The registered share capital mentioned above has been verified by Certified Public Accountant of China.

(In RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

39. Capital reserve

		June 30, 2008	December 31, 2007
Share premium	*(1)*	**51,907**	51,907
Fair value gains and losses of available-for-sale financial assets		**(9,787)**	19,893
Other capital reserve	*(2)*	**311**	311
Total		**42,431**	72,111

(1) The share premium was due to the initial public offering of A shares and H shares.

(2) The Company arranged revaluation on its life insurance and property and casualty insurance business prior to its capital injections into Ping An Life and Ping An Property & Casualty. In accordance with asset valuation reports Zhonghuapingbaozi [2002] No.039 and [2002] No.038 issued by Chinese Finance Appraisal Co., Ltd., the net valuation surplus amounted to RMB311 million.

40. General reserves

In accordance with relevant regulations of the PRC, insurance companies, banking companies, trust companies, securities companies and futures companies need to set aside general reserves to provide for major catastrophes or losses. The Group's subsidiaries, in accordance with the relevant regulations of the PRC, individually provided for general reserves in their annual financial statements based on their current year profit or risk based assets as profit appropriation. The above mentioned general reserves cannot be used for dividends or appropriation to capital.

41. Profits appropriation

Pursuant to the articles of the Company and the relevant regulations, the Company makes appropriations from net profit according to the following order:

(1) offset accumulated losses brought forward from prior years;

(2) allocate 10% of profit after tax, after offsetting accumulated losses, to statutory surplus reserve fund;

(3) provide for discretionary surplus reserve fund in accordance with the resolutions of the shareholders' meeting. The usage of the discretionary surplus reserve fund is determined in accordance with the articles of the Company or the resolutions of the shareholders' meeting;

(4) distribute dividends to shareholders.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

41. Profits appropriation *(continued)*

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Final dividend on ordinary shares approved and paid for the previous year:		
Final dividend for 2007: RMB0.50 (Final dividend for 2006: RMB0.22)	**3,673**	1,616
Interim dividend on ordinary shares approved (not recognized as a liability as at June 30):		
Interim dividend for 2008: RMB0.20 (Interim dividend for 2007: RMB0.20)	**1,469**	1,469

42. Premium income

(1) Details of premium income by insurance contracts of the Group are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Direct insurance contracts	**69,169**	53,838
Reinsurance contracts	**59**	47
Total	**69,228**	53,885

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

42. Premium income *(continued)*

(2) Details of premium income by products of the Group are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Life insurance		
Individual	**42,284**	34,233
Bancassurance	**6,855**	3,884
Group insurance	**5,418**	4,131
Sub-total of life insurance	**54,557**	42,248
Property and casualty insurance		
Automobile insurance	**10,225**	7,801
Non-automobile insurance	**3,650**	3,254
Accident and health insurance	**796**	582
Sub-total of property and casualty insurance	**14,671**	11,637
Total	**69,228**	53,885

43. Change in unearned premium reserves

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Direct insurance contracts	**2,512**	2,092
Reinsurance contracts	**23**	13
Total	**2,535**	2,105

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

44. Net interest income of banking operations

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Interest income of banking operations		
Due from banks and other financial institutions	**8**	66
Balances with central bank	**146**	73
Placements with banks and other financial institutions	**51**	29
Loans and advances to customers		
Including: Individual loans	**679**	456
Corporate loans	**1,407**	713
Discounted bills	**188**	179
Financial assets purchased under agreements to resell	**257**	200
Bond investments	**633**	541
Including: Interest income from impaired financial assets	**6**	20
Total	**3,369**	2,257
Interest expenses of banking operations		
Due to banks and other financial institutions	**102**	99
Placements from banks and other financial institutions	**7**	7
Customer deposits	**996**	532
Financial assets sold under agreements to repurchase	**160**	51
Total	**1,265**	689
Net interest income of banking operations	**2,104**	1,568

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

45. Net fees and commission income of non-insurance operations

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Fees and commission income of non-insurance operations		
Brokerage fees	**509**	790
Underwriting commission income	**392**	224
Trust service fees	**267**	246
Others	**114**	97
Total	**1,282**	1,357
Fees and commission expenses of non-insurance operations		
Brokerage fees paid	**58**	71
Other fees paid	**60**	142
Total	**118**	213
Net fees and commission income of non-insurance operations	**1,164**	1,144

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

46. Investment income

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Interest income		
Bonds		
Held-to-maturity	**2,488**	2,526
Available-for-sale	**1,929**	1,170
At fair value through profit or loss	**416**	261
Term deposits		
Loans and receivables	**1,432**	1,395
Current deposits		
Loans and receivables	**405**	367
Others		
Loans and receivables	**200**	132
Dividend income		
Funds		
Available-for-sale	**2,250**	2,975
At fair value through profit or loss	**3,007**	3,642
Stocks		
Available-for-sale	**955**	96
At fair value through profit or loss	**75**	40
Realized gains		
Bonds		
Available-for-sale	**3**	98
At fair value through profit or loss	**29**	180
Funds		
Available-for-sale	**(1,067)**	2,904
At fair value through profit or loss	**(584)**	2,916
Stocks		
Available-for-sale	**10,295**	5,813
At fair value through profit or loss	**1,501**	5,022
Derivative financial instruments	**248**	3
Others	**8**	–
Share of profits and losses of associates	**41**	–
Interest expenses on financial assets sold under agreements to repurchase and placement from banks and other financial institutions	**(186)**	(432)
Total	**23,445**	29,108

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

47. Fair value gains and losses

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Held-for-trading financial instruments		
Bonds	**(157)**	(226)
Funds	**(9,116)**	2,361
Stocks	**(9,219)**	1,039
Designated at fair value through profit or loss	**–**	(190)
Derivative financial instruments	**(267)**	110
Total	**(18,759)**	3,094

48. Claims paid

(1) Details of claims paid by insurance contracts of the Group are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Direct insurance contracts	**17,510**	11,789
Reinsurance contracts	**(5)**	2
Total	**17,505**	11,791

(2) Details of claims paid by types of payments of the Group are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Claims	**7,643**	6,011
Payments on maturities	**7,217**	3,582
Payments on annuities	**1,660**	1,427
Payments on death and medical claims	**985**	771
Total	**17,505**	11,791

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

49. Change in insurance contract liabilities

(1) Details of change in insurance contract liabilities by insurance contracts of the Group are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Change in claim reserves		
Direct insurance contracts	**2,464**	1,140
Reinsurance contracts	**17**	16
Change in policyholders' reserves for life insurance		
Direct insurance contracts	**15,599**	40,088
Change in reserves for long-term health insurance		
Direct insurance contracts	**3,696**	3,705
Total	**21,776**	44,949

(2) Details of changes in claim reserves of direct insurance contracts by type are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Incurred and reported claim reserves	**965**	753
Incurred but not reported claim reserves	**1,518**	303
Loss adjustment expense reserves	**(19)**	84
Total	**2,464**	1,140

50. Reinsurers' share of insurance contract liabilities

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Reinsurers' share of claim reserves	**1,310**	334
Reinsurers' share of policyholders' reserves for life insurance	**1**	7
Reinsurers' share of reserves for long-term health insurance	**–**	7
Total	**1,311**	348

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

51. General and administrative expenses

General and administrative expenses of the Group include following expenses:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Wages, salaries and bonuses	**1,722**	3,829
Retirement benefits, social security contributions and welfare benefits	**722**	472
Depreciation of fixed assets	**239**	238
Amortization of intangible assets	**203**	77
Insurance guarantee funds	**219**	176
Auditors' remuneration-Interim audit and other assurance service fee	**15**	12

The employee costs reversed for the scheme of share appreciation rights during the Period are RMB1,068 million due to the decrease in stock price of the Company's H-share (Six months ended 30 June 2007: expense accrued of RMB777 million).

52. Asset impairment losses

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Bad debt provisions	**(67)**	41
Impairment losses for available-for-sale financial assets	**1,585**	–
Impairment losses for loans	**16**	(126)
Impairment losses for investment properties	**–**	8
Impairment losses for fixed assets	**1**	37
Impairment losses for other assets	**4**	57
Total	**1,539**	17

53. Income taxes

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Current income tax	**644**	666
Deferred income tax	**(835)**	(120)
Total	**(191)**	546

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

53. Income taxes *(continued)*

The relationship between income tax and accounting profit of the Group is as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Profit before tax	**7,119**	8,872
Tax computed at the main applicable tax rate of 18% (For the six months ended June 30, 2007:15%)	**1,281**	1,331
Tax effect of expenses not deductible in determining taxable income	**225**	573
Tax effect of income not taxable in determining taxable income	**(1,435)**	(1,558)
Tax effect of change in tax rate	**(177)**	(382)
Tax effect of higher tax rate on branches and entities (in the PRC) that are located outside the Special Economic Zones	**18**	582
Tax refund	**(103)**	-
Total	**(191)**	546

The Group's corporate income tax is calculated based on the understanding of current tax laws and the estimated taxable income earned in China using the applicable tax rate. For tax items involving taxable income generated from abroad, they are calculated using the applicable tax rate in accordance with the current effective laws, explanatory notices and practices of the jurisdiction where the Group's foreign operations are located.

The Group's tax position is subject to assessment and inspection of the tax authorities.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

54. Earnings per share

The basic earnings per share is calculated by dividing the Company's net profit attributable to ordinary shareholders by the weighted average number of outstanding shares. The detailed calculation is as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Net profit attributable to ordinary shareholders for current period (in RMB million)	**7,102**	8,063
Weighted average number of outstanding shares of the Company (million shares)	**7,345**	6,962
Basic earnings per share	**0.97**	1.16
Diluted earnings per share	**0.97**	1.16

55. Share appreciation rights scheme

On February 5, 2004, the Company's board of directors approved a scheme of share appreciation rights for the senior executives and certain key employees of the Group. The rights to the units are issued from 2004 to 2008. No shares will be issued under this scheme. The rights are granted in units with each unit representing one H share of the Company. Upon exercise of these rights, the participants will receive a cash payment, subject to the restrictions that the annual amount of aggregate benefit to all participants shall not exceed a percentage of the estimated net profits in the year in which the rights are exercised, which is equal to the product of the number of units exercised and the difference between the exercise price and market price of an H share at the time of exercise.

The employee costs reversed for the scheme of share appreciation rights during the Period are RMB1,068 million due to the decrease in stock price of the Company's H-share (Six months ended 30 June 2007: expense accrued of RMB777 million).

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

55. Share appreciation rights scheme *(continued)*

The fair value of share appreciation rights is measured using Black-Scholes option pricing model. The following table lists the inputs to the model used for the period.

	June 30, 2008	December 31, 2007
Risk-free interest rate (%)	**2.6%**	2.6%
Expected dividend yield (%)	**1.0%**	1.0%
Expected volatility (%)	**40.6%**	36.1%
Expected residual life (year)	**1-2**	1-2

The services received and liabilities to pay for those services are recognized over the expected vesting period. Until the liability is settled, it is remeasured at each reporting date and with changes in fair value recognized in the income statement. The carrying amount of the liability relating to the share appreciation rights as at June 30, 2008 is RMB1,675 million (December 31, 2007: RMB2,743 million).

56. Investment-linked insurance

(1) Investment accounts for investment-linked insurance

Investment-linked insurance products of the Group include Ping An Century Wealth Management Investment-linked Insurance, Ping An Group Pension Investment-linked Insurance, Ping An Jufuniannian Investment-linked Insurance and Ping An Jufububugao Investment-linked Insurance. The Group has established nine separate portfolios for the above investment-linked products: the Ping An Development Portfolio (the "Development portfolio"), the Ping An Guaranteed Return Portfolio (the "Guaranteed portfolio"), the Ping An Fund Portfolio (the "Fund portfolio"), the Ping An Value Portfolio (the "Value portfolio"), the Ping An Conservative Portfolio (the "Conservative portfolio"), the Ping An Balanced Portfolio (the "Balanced portfolio"), the Ping An Growth Portfolio (the "Growth portfolio"), the Ping An Equity Portfolio (the "Equity portfolio"), the Ping An Money Market Portfolio (the "Money Market portfolio"). The above portfolios are established in accordance with the terms in the policies, "Provisional Measures on Management of Investment-linked Insurance" and other regulations issued by the CIRC, and approved by the CIRC. The above portfolios invest in bank deposits, placements with banks, security investment funds, bonds, stocks and other financial instruments permitted by the CIRC.

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

56. Investment-linked insurance *(continued)*

(2) *Number of units and net asset value for each investment unit of investment-linked portfolio for June 2008 and December 2007*

		June 2008		December 2007	
	Launch date	Number of unit	Net asset value per each investment unit	Number of unit	Net asset value per each investment unit
		Million	RMB	Million	RMB
Development portfolio	10/23/2000	**7,098**	**2.4305**	6,585	2.7891
Guaranteed portfolio	4/30/2001	**241**	**1.2687**	214	1.2428
Fund portfolio	4/30/2001	**3,389**	**2.7437**	3,155	3.5896
Value portfolio	9/4/2003	**2,154**	**1.5192**	2,089	1.5746
Conservative portfolio	3/31/2001	**2,042**	**1.5875**	2,124	1.6725
Balanced portfolio	3/31/2001	**128**	**2.6147**	119	2.8787
Growth portfolio	3/31/2001	**172**	**2.7964**	143	4.0649
Equity portfolio	9/13/2007	**2,307**	**0.7447**	787	1.0294
Money market portfolio	12/17/2007	**191**	**1.0212**	1	1.0071

(3) *Separate account (investment-linked) assets and liabilities*

	June 30, 2008	June 30, 2007
Separate account (investment-linked) assets:		
Cash at bank	**1,202**	2,101
Held-for-trading financial assets	**23,849**	27,644
Derivative financial assets	**6**	–
Financial assets purchased under agreements to resell	**132**	–
Interest receivables	**435**	225
Refundable deposits	**1**	–
Term deposits	**9,843**	9,383
Other assets	**1,206**	141
Total	**36,674**	39,494
Separate account (investment-linked) liabilities:		
Financial assets sold under agreements to repurchase	**580**	424
Unit reserves for life insurance	**36,084**	38,622
Other payables	**10**	448
Total	**36,674**	39,494

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

56. Investment-linked insurance *(continued)*

(4) Management fees of investment-linked insurance

Investment-linked account management fees are the management fees charged by the Group from policyholders in accordance with the terms of the investment-linked insurance policies. For Development portfolio, Guaranteed portfolio, Fund portfolio and Value portfolio, the management fees are collected on every valuation date capped at 0.2% of the highest value of the account's asset per month and 2% per annum. For Conservative portfolio, Balanced portfolio and Growth portfolio, the administrative fees and investment management fees are collected on every valuation date with both capped at 1.5% per annum, of the account's assets. For Equity portfolio, the Group charges management fees every valuation date for 1.2% per annum of the account net assets. For Money Market portfolio, the management fees are collected on every valuation date capped at 1% per annum of the account assets.

(5) Main accounting policies of investment-linked insurance

Ping An Century Wealth Management Investment-linked Insurance, Ping An Jufuniannian Investment-linked Insurance and Ping An Jufububugao Investment-linked Insurance, which undertake both insurance risk and other risks, are regarded as direct insurance contracts with no separation between the insurance risk and other risks and are accounted for as direct insurance contracts. Ping An Group Pension Investment-linked Insurance, which does not undertake any insurance risk, are regarded as investment contracts, and are accounted for as financial instruments.

(6) Valuation method of investment-linked insurance account

Assets related to investment-linked contracts are carried at market value. Marketable securities excluding open ended funds are valued using the closing price at the valuation date or the most recent closing price if there are no transactions of the securities on the valuation date. Open ended funds are valued using the published net asset value. Equity investment funds within the subscription period are valued at cost. Inter-bank bonds are valued using valuation methods.

(in RMB million)

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

57. Notes to consolidated cash flow statement

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
(1) Reconciliation of the net profit to cash flows from operating activities		
Net profit	**7,310**	8,326
Add: Provision for impairment losses	**1,539**	17
Depreciation of investment properties	**80**	81
Depreciation of fixed assets	**239**	238
Amortization of intangible assets	**203**	77
Amortization of long-term deferred expenses	**34**	66
Gains from disposal of fixed assets, intangible assets and other long-term assets	**(22)**	(2)
Fair value gains and losses	**18,759**	(3,094)
Investment income	**(23,473)**	(29,150)
Foreign exchange losses	**525**	335
Provision for insurance contract liabilities	**23,000**	46,706
Increase of net deferred tax assets and liabilities	**(835)**	(120)
Decrease/(increase) in operating receivables	**(11,614)**	(14,218)
Increase/(decrease) in operating payables	**5,529**	10,740
Net cash flows from operating activities	**21,274**	20,002
(2) Net increase/(decrease) in cash and cash equivalents		
Cash at the end of the period	**45,676**	77,893
Less: Cash at the beginning of the period	**(46,301)**	(37,683)
Add: Cash equivalents at the end of the period	**22,580**	42,211
Less: Cash equivalents at the beginning of the period	**(49,995)**	(9,644)
Net increase/(decrease) in cash and cash equivalents	**(28,040)**	72,777

(3) For information on acquisition of subsidiaries by the Group, please refer to Note V.1 and V.2.

VII. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

57. Notes to consolidated cash flow statement *(continued)*

(4) Cash and cash equivalents

	June 30, 2008	June 30, 2007
Cash		
Cash on hand	**368**	382
Cash at bank readily available for payments	**35,009**	38,856
Other monetary funds readily available for payments	**7,648**	539
Balances with central bank available for payments	**1,993**	4,969
Balances with clearing companies	**48**	668
Balances with other financial institutions	**579**	833
Placements with other financial institutions	**31**	54
Subtotal	**45,676**	46,301
Cash equivalents		
Bonds with original maturity of less than 3 months	**4,323**	7,620
Money market funds	**16,505**	13,245
Financial assets purchased under agreements to resell with original maturity of less than 3 months	**1,752**	29,130
Subtotal	**22,580**	49,995
Cash and cash equivalents at the end of the period	**68,256**	96,296

58. Fair value of financial instruments

The carrying value of the financial instruments held by the Group, except for held-to-maturity investments, approximates their estimated fair value.

The principal methods and assumptions used by the Group in estimating the fair values of the financial instruments are:

(1) Fixed maturity investments (mainly including bond investments and securities purchased under agreements to resell): fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either price observed in recent transactions or values obtained from discounted cash flow models using current market yield rate of comparable investments.

(2) Equity investments: fair values are based on quoted market prices except for certain unlisted equity investments, which are carried at cost as a reasonable estimate of their fair value.

(3) Others: carrying amounts of these assets and liabilities would approximate their fair values.

VIII. RISK MANAGEMENT

1. Insurance risk

(1) *Insurance risk types*

The risk under an insurance contract is the possibility of occurrence of an insured event and uncertainty of the amount and timing of the resulting claim. The principal risk the Group faces under such contracts is that the actual claims and benefit payments exceed the carrying amount of insurance liabilities. This could occur due to any of the following factors:

Occurrence risk – the possibility that the number of insured events will differ from those expected.

Severity risk – the possibility that the cost of the events will differ from those expected.

Development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of the contract period.

The variability of risks is improved by diversification of risk of loss to a large portfolio of insurance contracts as a more diversified portfolio is less likely to be affected across the board by change in any subset of the portfolio. The variability of risks is also improved by careful selection and implementation of underwriting strategies and guidelines.

The business of the Group comprises long-term life insurance contracts, property and casualty and short-term life insurance contracts. For contracts where death is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in earlier or more claims than expected. For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity. For property and casualty insurance contracts, claims are often affected by natural disasters, calamities, terrorist attacks, etc.

These risks currently do not vary significantly in relation to the location of the risk insured by the Group whilst undue concentration by amounts could have an impact on the severity of benefit payments on a portfolio basis.

There would be no significant mitigating terms and conditions that reduce the insured risk accepted for contracts with fixed and guaranteed benefits and fixed future premiums. However, for contracts with discretionary participation features, the participating nature of these contracts results in a significant portion of the insurance risk being shared with the insured party.

Insurance risk is also affected by the policyholders' rights to terminate the contract, pay reduced premiums, refuse to pay premiums or annuity conversion rights etc. Thus, the resultant insurance risk is subject to policyholders' behavior and decisions.

VIII. RISK MANAGEMENT *(continued)*

1. Insurance risk *(continued)*

(2) *Concentration of Insurance risk*

The Group's concentration of insurance risk is reflected by its major lines of business as analyzed by premium income in note VII, 42.

(3) *Assumption and sensitivity test*

Long-term life insurance contracts

Assumptions

The policyholders' reserves for life insurance and reserves for long-term health insurance are calculated in accordance with related actuarial regulations promulgated by the CIRC. The Group is not allowed to change the above assumptions. Moreover, the policyholders' reserves for life insurance and reserves for long-term health insurance provided by the Group should meet the requirements of liability adequacy test. Unless the reserves are inadequate under liability adequacy test, no adjustment is needed for the policyholders' reserves for life insurance and reserves for long-term health insurance. In liability adequacy test: other variables held constant, if mortality rates or morbidity rates assumptions increase or decrease by 10% based on the current best assumptions, the reserves would not be inadequate; other variables held constant, the investment return assumptions increase or decrease 50 basis points based on the current best assumptions, the accrued reserves also would not be inadequate.

Property and casualty and short-term life insurance contracts

Assumptions

The principal assumption underlying the estimates is the Group's past claims development experience. This includes assumptions in respect of average claim costs, claims handling costs, claims inflation factors and claim numbers for each accident year. Judgment is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Other key assumptions include delays in settlement, etc.

Sensitivity analysis

The property and casualty and short-term life insurance claim reserves are sensitive to the above key assumptions. The sensitivity of certain variables like legislative change, uncertainty in the estimation process, etc, is not possible to quantify. Furthermore, because of delays that arise between occurrence of a claim and its subsequent notification and eventual settlement, the claim reserves are not known with certainty at the balance sheet date.

(in RMB million)

VIII. RISK MANAGEMENT *(continued)*

1. Insurance risk *(continued)*

(3) ***Assumption and sensitivity test*** *(continued)*

Property and casualty and short-term life insurance contracts (continued)

Sensitivity analysis *(continued)*

The claim development of the Group's property and casualty business gross of reinsurance is as follows:

Item	2004	2005	2006	2007	**Six months ended June 30, 2008**	Total
Estimated cumulative claims paid as of:						
End of the current year/period	5,955	7,171	9,317	10,700	**8,487**	
1 year later	5,948	7,172	10,305	11,076	-	
2 years later	5,397	6,953	9,920	-	-	
3 years later	5,259	6,851	-	-	-	
4 years later	5,222	-	-	-	-	
Estimated cumulative claims	5,222	6,851	9,920	11,076	**8,487**	41,556
Cumulated claims paid	(5,144)	(6,661)	(8,671)	(8,881)	**(3,116)**	(32,473)
Sub-total						9,083
Prior period adjustments and unallocated loss adjustment expenses						227
Unpaid claim expenses						9,310

VIII. RISK MANAGEMENT *(continued)*

1. Insurance risk *(continued)*

(3) *Assumption and sensitivity test* (continued)

Property and casualty and short-term life insurance contracts (continued)

Sensitivity analysis *(continued)*

The claim development of the Group's property and casualty business net of reinsurance is as follows:

Item	2004	2005	2006	2007	Six months ended June 30, 2008	Total
Estimated cumulative claims paid as of:						
End of the year/period	4,181	5,266	7,219	8,875	**6,202**	
1 year later	4,228	5,280	7,362	9,155	-	
2 years later	3,833	5,129	7,195	-	-	
3 years later	3,732	5,055	-	-	-	
4 years later	3,703	-	-	-	-	
Estimated cumulative claims	3,703	5,055	7,195	9,155	**6,202**	31,310
Cumulated claims paid	(3,642)	(4,915)	(6,752)	(7,537)	**(2,770)**	(25,616)
Sub-total						5,694
Prior period adjustments and unallocated loss adjustment expenses						207
Unpaid claim expenses						5,901

(in RMB million)

VIII. RISK MANAGEMENT *(continued)*

1. Insurance risk *(continued)*

(3) ***Assumption and sensitivity test*** *(continued)*

Property and casualty and short-term life insurance contracts (continued)

Sensitivity analysis *(continued)*

The claim development of the Group's short-term life insurance business gross of reinsurance is as follows:

Item	2004	2005	2006	2007	Six months ended June 30, 2008	Total
Estimated cumulative claims paid as of:						
End of the year/period	1,571	1,767	2,039	2,316	**1,226**	
1 year later	1,577	1,960	1,983	2,355	-	
2 years later	1,582	1,935	1,990	-	-	
3 years later	1,582	1,935	-	-	-	
4 years later	1,582	-	-	-	-	
Estimated cumulative claims	1,582	1,935	1,990	2,355	**1,226**	9,088
Cumulated claims paid	(1,582)	(1,935)	(1,983)	(2,206)	**(587)**	(8,293)
Sub-total						795
Prior period adjustments and unallocated loss adjustment expenses						21
Unpaid claim expenses						816

VIII. RISK MANAGEMENT *(continued)*

1. Insurance risk *(continued)*

(3) *Assumption and sensitivity test* (continued)

Property and casualty and short-term life insurance contracts (continued)

Sensitivity analysis *(continued)*

The claim development of the Group's short-term life insurance business net of reinsurance is as follows:

Item	2004	2005	2006	2007	Six months ended June 30, 2008	Total
Estimated cumulative claims paid as of:						
End of the year/period	1,053	1,156	1,616	1,790	**934**	
1 year later	1,057	1,482	1,555	1,797	-	
2 years later	1,086	1,538	1,544	-	-	
3 years later	1,086	1,538	-	-	-	
4 years later	1,086	-	-	-	-	
Estimated cumulative claims	1,086	1,538	1,544	1,797	**934**	6,899
Cumulated claims paid	(1,086)	(1,538)	(1,539)	(1,689)	**(458)**	(6,310)
Sub-total						589
Prior period adjustments and unallocated loss adjustment expenses						22
Unpaid claim expenses						611

To illustrate the sensitivities of ultimate claims costs, for example, a respective percentage change in average claim costs or the number of claims alone result in a similar percentage change in claim reserves. In other words, while other assumptions remain unchanged, a 5% increase in average claim costs would increase net claim reserves for property and casualty insurance and short-term life insurance as at June 30, 2008 by approximately RMB295 million and RMB31 million, respectively.

VIII. RISK MANAGEMENT (continued)

1. Insurance risk (continued)

(3) ***Assumption and sensitivity test (continued)***

Reinsurance

The Group limits its exposure to losses within insurance operations mainly through participation in reinsurance arrangements. The majority of the business ceded is placed on quota share basis and surplus basis with retention limits varying by product lines. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for ascertaining the underlying policy benefits and are presented in the balance sheet as reinsurers' share of insurance liabilities.

Even though the Group may have reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit exposure exists with respect to reinsurance ceded, to the extent that any reinsurer is unable to meet its obligations assumed under such reinsurance agreements.

2. Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

(1) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The foreign currency risk facing the Group mainly comes from the movements in the USD/RMB, HKD/RMB and EUR/RMB exchange rates. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, showing the pre-tax impact on profit (due to changes in fair value of foreign currency denominated non-monetary assets and liabilities measured at fair value, as well as monetary assets and liabilities) and equity. The correlation of variables will have a significant effect in determining the ultimate impact on market risks, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

		June 30, 2008		December 31, 2007	
	Change in variables	**Decrease in profit**	**Decrease in equity**	Decrease in profit	Decrease in equity
All foreign currencies	Depreciation by 5% comparing to RMB	**597**	**1,638**	504	2,013

VIII. RISK MANAGEMENT *(continued)*

2. Market risk *(continued)*

(1) *Foreign currency risk* (continued)

The main non-monetary assets and liabilities measured at fair value, as well as monetary assets and liabilities of the Group, excluding balances of investment-linked contract, are analyzed as follows by currency:

	June 30, 2008					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Other (RMB equivalent)	RMB equivalent total
Cash on hand and at bank	63,772	417	1,456	1	2	67,925
Balances with clearing companies	3,639	-	10	-	-	3,648
Placements with banks and other financial institutions	505	4	-	-	-	532
Held for trading financial assets	39,527	1,790	465	-	7	52,221
Financial assets purchased under agreement to resell	8,779	-	-	-	-	8,779
Interest receivables	5,498	11	5	-	-	5,576
Premium receivables	5,918	63	26	-	1	6,377
Receivables from reinsures	1,814	21	9	-	-	1,967
Reinsurers' share of insurance liabilities	2,689	136	5	-	-	3,627
Policy loans	2,946	-	-	-	-	2,946
Loans and advances to customers	68,991	225	312	-	-	70,806
Refundable deposits	161	-	3	-	-	166
Term deposits	38,225	162	-	-	-	39,335
Available-for-sale financial assets	156,246	77	8,599	1,229	-	177,647
Held-to-maturity investments	126,397	-	-	-	-	126,397
Statutory deposits	1,560	-	-	-	-	1,560
Other assets	1,288	86	100	-	-	1,962
Total	527,955	2,992	10,990	1,230	10	571,471

VIII. RISK MANAGEMENT (continued)

2. Market risk (continued)

(1) *Foreign currency risk* (continued)

	June 30, 2008					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Other (RMB equivalent)	RMB equivalent total
Short-term borrowings	1,190	-	2,990	-	-	3,819
Due to banks and other financial institutions	5,204	99	-	-	-	5,883
Guarantee deposits	6,320	-	-	-	-	6,320
Placements from banks and other financial institutions	128	-	-	-	-	128
Financial assets sold under agreements to repurchase	16,356	-	-	-	-	16,356
Customer deposits	71,095	270	-	-	-	72,949
Payables to brokerage customers	10,537	12	229	-	-	10,821
Premiums received in advance	959	4	10	-	-	996
Commission payable	1,387	-	-	-	-	1,387
Due to reinsurance	2,957	60	29	-	-	3,392
Salaries and welfare payable	3,486	-	-	-	-	3,486
Taxes payable	1,392	4	10	-	-	1,431
Interest payable	590	6	17	-	-	644
Claims payable	5,936	10	3	-	-	6,005
Policyholder dividends payable	10,635	-	-	-	-	10,635
Investment contract liabilities for policyholders	2,816	-	-	-	-	2,816
Insurance contract liabilities	344,105	145	28	-	6	345,130
Long-term borrowings	2,443	-	1,719	-	-	3,954
Other liabilities	5,405	61	1,029	75	-	7,541
Total	492,941	671	6,064	75	6	503,693

VIII. RISK MANAGEMENT *(continued)*

2. Market risk *(continued)*

(1) Foreign currency risk (continued)

	December 31, 2007					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Other (RMB equivalent)	RMB equivalent total
Cash on hand and at bank	68,110	81	2,050	1	5	70,639
Balances with clearing companies	1,999	1	22	-	-	2,027
Placements with banks and other financial institutions	1,123	7	19	-	-	1,192
Held for trading financial assets	46,405	1,321	375	83	3	57,294
Financial assets purchased under agreement to resell	36,457	-	-	-	-	36,457
Interest receivable	3,903	8	3	-	-	3,962
Premium receivables	4,283	37	16	-	-	4,568
Receivables from reinsures	2,228	20	80	-	-	2,452
Reinsurers' share of insurance liabilities	1,230	148	5	-	-	2,316
Policy loans	2,411	-	-	-	-	2,411
Loans and advances to customers	61,206	243	156	-	-	63,125
Refundable deposits	881	-	6	-	-	887
Term deposits	31,151	164	-	-	-	32,348
Available-for-sale financial assets	146,858	228	10,369	1,904	-	178,539
Held-to-maturity investments	127,736	-	-	-	-	127,736
Statutory deposits	1,560	-	-	-	-	1,560
Other assets	1,301	39	43	1	-	1,637
Total	538,842	2,297	13,144	1,989	8	589,150

VIII. RISK MANAGEMENT (continued)

2. Market risk (continued)

(1) Foreign currency risk (continued)

	December 31, 2007					
(in million)	RMB	USD (Original)	HKD (Original)	EUR (Original)	Other (RMB equivalent)	RMB equivalent total
Short-term borrowings	990	-	2,915	-	-	3,719
Due to banks and other financial institutions	5,792	238	-	-	-	7,532
Guarantee deposits	5,398	-	-	-	-	5,398
Placements from banks and other financial institutions	-	24	-	-	-	175
Financial assets sold under agreements to repurchase	13,556	-	-	-	-	13,556
Customer deposits	70,778	186	(4)	-	-	72,133
Payables to brokerage customers	14,024	15	275	-	-	14,394
Premiums received in advance	2,918	7	14	-	-	2,981
Commission payable	1,104	-	-	-	-	1,104
Due to reinsurers	2,344	41	14	-	-	2,656
Salaries and welfare payable	4,732	-	-	-	-	4,732
Taxes payable	1,876	3	9	-	-	1,907
Interest payable	503	4	42	-	-	574
Claims payable	5,138	3	2	-	-	5,161
Policyholder dividends payable	7,006	-	-	-	-	7,006
Investment contract liabilities for policyholders	798	-	-	-	-	798
Insurance contract liabilities	329,904	157	34	-	4	331,083
Long-term borrowings	1,611	-	1,716	-	-	3,218
Other liabilities	3,380	18	269	-	-	3,763
Total	471,852	696	5,286	-	4	481,890

VIII. RISK MANAGEMENT *(continued)*

2. Market risk *(continued)*

(1) *Foreign currency risk* *(continued)*

Major currencies' exchange rates as of respective balance sheet date are as follows:

	June 30, 2008			December 31, 2007		
	USD	**HKD**	**EUR**	USD	HKD	EUR
Exchange rate	**6.8591**	**0.8792**	**10.8302**	7.3046	0.9364	10.6669

(2) *Price risk*

The Group's price risk exposure relates to financial assets and financial liabilities whose values will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), principally listed equity securities and equity investment funds classified as available-for-sale financial assets and financial assets at fair value through profit and loss.

The above investments are exposed to price risk because of change in market price, whether those changes are caused by factors specific to the individual financial instruments or its issuers, or factors affecting all similar financial instruments traded in the market.

The Group managed price risks by diversification of investments, setting limits for investments in different securities, etc.

The Group uses the 10-day market price value-at-risk ("VaR") technique to estimate its risk exposure for listed equity securities and equity investments funds. The Group adopts 10-day as the holding period on the assumption that not all the investments can be sold in one day. Moreover, the VaR calculation is made based on normal market condition and a 99% confidence interval.

The use of VaR has limitations because it is based on historical correlations and volatilities in market prices and assumes that future price movements will follow a statistical distribution. Due to the fact that VaR relies heavily on historical data to provide information and may not clearly predict the future changes and modifications of the risk factors, the probability of large market moves may be underestimated if changes in risk factors fail to align with the normal distribution assumption. VaR may also be under or over estimated due to the assumption placed on risk factors and the relationship between such factors for specific instruments. Even though positions may change throughout the day, the VaR only represents the risk of the portfolios at the close of each business day, and it does not account for any losses that may occur beyond the 99% confidence level.

In practice the actual trading results will differ from the VaR calculation and, in particular, the calculation does not provide a meaningful indication of profits and losses in stressed market conditions.

(In RMB million)

VIII. RISK MANAGEMENT *(continued)*

2. Market risk *(continued)*

(2) *Price risk* *(continued)*

The analysis below is the impact on equity for listed equity securities and equity investments funds with 10-day reasonable market fluctuation in using risk value module in the normal market.

	June 30, 2008	December 31, 2007
Listed stock and equity investment funds	**9,162**	14,495

The Group expected that the current trading and available-for-sale equity investments will not lose more than RMB9,162 million due to market price movements in a 10-trading-day holding period on 99% occasions.

(3) *Interest rate risk*

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. .

Floating rate instruments expose the Group to cash flow interest risk, whereas fixed interest rate instruments expose the Group to fair value interest risk.

The Group's interest risk policy requires it to manage interest rate risk by maintaining an appropriate mix of fixed and variable rate instruments. The policy also requires it to manage the maturities of interest bearing financial assets and interest bearing financial liabilities. Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instrument and is fixed until maturity.

The analysis below is performed for reasonably possible movements in key variables with all other variables held constant, for the following financial instruments (excluding the balances of investment linked constant), showing the pre-tax impact on profit and equity. The correlation of variables will have a significant effect in determining the ultimate impact on interest rate risk, but to demonstrate the impact due to changes in variables, variables had to be changed on an individual basis.

VIII. RISK MANAGEMENT *(continued)*

2. Market risk *(continued)*

(3) Interest rate risk (continued)

	Change in interest rate	June 30, 2008 Decrease in profit	June 30, 2008 Decrease in equity	December 31, 2007 Decrease in profit	December 31, 2007 Decrease in equity
Bonds held-for-trading and available-for-sale	+50 basis points	**248**	**3,825**	153	2,728

		Increase in interest income/expense: Six months ended June 30, 2008	Increase in interest income/expense: Six months ended June 30, 2007
Floating interest rate bonds	+50 basis points	**38**	17
Loans and advances to customers	+50 basis points	**155**	68
Customer deposits	+50 basis points	**(148)**	(161)

The following table sets out the Group's term deposits (excluding investment-linked contract) exposed to interest rate risk by maturity:

	June 30, 2008	December 31, 2007
Fixed interest rate		
3 months to 1 year (including 1 year)	**1,511**	381
1-2 years (including 2 years)	**–**	400
2-3 years (including 3 years)	**250**	250
3-4 years (including 4 years)	**6,070**	4,170
4-5 years (including 5 years)	**34**	1,900
More than 5 years	**2,043**	2,082
Floating interest rate	**29,427**	23,165
Total	**39,335**	32,348

(in RMB million)

VIII. RISK MANAGEMENT *(continued)*

2. Market risk *(continued)*

(3) Interest rate risk *(continued)*

The following table sets out the Group's bonds (excluding investment-linked contract) exposed to interest rate risk by maturity:

	June 30, 2008			
	Held-to-maturity	Available-for-sale	Carried at fair value through profit or loss	Total
Fixed interest rate				
Within 3 months (including 3 months)	457	3,928	4,453	8,838
3 months to 1 year (including 1 year)	3,052	5,544	9,935	18,531
1-2 years (including 2 years)	8,798	7,253	836	16,887
2-3 years (including 3 years)	6,354	18,266	971	25,591
3-4 years (including 4 years)	17,631	5,713	846	24,190
4-5 years (including 5 years)	6,071	5,312	770	12,153
More than 5 years	76,471	66,915	3,928	147,314
Floating interest rate	7,563	9,629	2,048	19,240
Total	126,397	122,560	23,787	272,744

	December 31, 2007			
	Held-to-maturity	Available-for-sale	Carried at fair value through profit or loss	Total
Fixed interest rate				
Within 3 months (including 3 months)	49	7,518	14,120	21,687
3 months to 1 year (including 1 year)	4,862	6,425	5,686	16,973
1-2 years (including 2 years)	7,804	5,140	393	13,337
2-3 years (including 3 years)	1,639	3,833	512	5,984
3-4 years (including 4 years)	19,621	3,286	188	23,095
4-5 years (including 5 years)	3,898	3,252	111	7,261
More than 5 years	82,336	47,068	1,912	131,316
Floating interest rate	7,527	6,889	1,304	15,720
Total	127,736	83,411	24,226	235,373

Interest rates on floating rate term deposits and floating rate bonds are re-priced at intervals of less than one year. Interest rates on fixed rate term deposits and fixed rate bonds are fixed before maturity.

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk

(1) *Credit risk*

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, loans and advances to customers, investment in bonds, equity investment, reinsurance arrangements with reinsurers, policy loans, etc. The Group mitigates credit risk by using a variety of controls including utilizing credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits.

The Group's banking business carries out credit assessment before granting credit to customers and monitors on a regular basis the credit granted. Credit risk is also managed through obtaining collateral and guarantees. In the case of off-balance sheet credit related commitments, guarantee deposits are in general received by the Group to reduce credit risk.

Credit quality

The Group believes credit risk associated with balances with central bank and statutory deposits, cash and amounts due from banks and other financial institutions, term deposits and accrued invested income thereof are not material to the Group's consolidated financial statement as at June 30, 2008 and December 31, 2007.

The following tables set forth amounts due from banks and other financial institutions placed with major commercial banks in the PRC in terms of aggregates held by the Group (Excluding investment-linked contract).

	June 30, 2008	December 31, 2007
Top five banks		
China Construction Bank Corporation	**26,192**	25,045
China Minsheng Banking Corp., LTD.	**12,109**	11,243
Industrial Bank Co., LTD	**9,581**	4,131
Industrial and Commercial Bank of China Limited	**8,477**	10,859
Guangdong Development Bank	**4,208**	4,505
Other banks and financial institutions		
Bank of China Limited	**3,767**	5,137
Agricultural Bank of China	**2,428**	3,230
The Hongkong and Shanghai Banking Corporation Limited ("HSBC")	**77**	153
Others	**26,177**	23,174
Total	**93,016**	87,477

(in RMB million)

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk *(continued)*

(1) Credit risk *(continued)*

Credit quality (continued)

The Group's debt securities investment mainly includes domestic government bonds, central bank bills, financial institution bonds and corporate bonds. As at June 30, 2008, 100% (December 31, 2007: 100%) of the financial institution bonds held by the Group either have credit rating of A or above, or were issued by national commercial banks. As at June 30, 2008, 94.34% (December 31, 2007: 89.14%) of the corporate bonds held by the Group have credit rating of AA or above. The bond credit rating is assigned by a qualified appraisal institutions in the PRC at the time of its issuance.

The credit risk associated with securities purchased under agreements to resell and policy loans will not cause a material impact on the Group's consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at June 30, 2008 and December 31, 2007.

Credit exposure

The table below shows the maximum exposure to credit risk for the components of the balance sheet and items such as future commitments. The maximum exposure is shown gross, before the effect of mitigation through any collateral held or other credit enhancements.

	June 30, 2008	December 31, 2007
Cash on hand and at bank	**67,925**	70,639
Balances with clearing companies	**3,648**	2,027
Placements with banks and other financial institutions	**532**	1,192
Held-for-trading financial assets	**52,221**	57,294
Derivative financial assets	**121**	177
Financial assets purchased under agreement to resell	**8,779**	36,457
Interest receivables	**5,576**	3,962
Premium receivables	**6,377**	4,568
Due from reinsurers	**1,967**	2,452
Reinsurers' share of insurance liabilities	**7,077**	4,931
Policy loans	**2,946**	2,411
Loans and advances to customers	**70,806**	63,125
Refundable deposits	**166**	887
Term deposits	**39,335**	32,348
Available-for-sale financial assets	**177,647**	178,539
Held-to-maturity investments	**126,397**	127,736
Statutory deposits	**1,560**	1,560
Sub-total	**573,080**	590,305
Credit commitments *(Note XII.3)*	**48,919**	35,704
Total credit risk exposure	**621,999**	626,009

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk *(continued)*

(1) ***Credit risk*** *(continued)*

Credit exposure (continued)

Above assets are already deducted for investment-linked account balances.

Where financial instruments are recorded at fair value (e.g. certain fixed maturity investments held-for-trading), the amounts shown above represents the current risk exposure but not the maximum risk exposure that could arise in the future as a result of the change in fair values.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters.

The main types of collateral obtained are as follows:

- for reverse repurchase transactions, cash or securities;

- for commercial lending, charges over real estate properties, inventories and trade receivables, etc., and

- for retail lending, mortgages over residential properties, etc.

Management monitors the market value of the collateral, requests additional collateral when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not occupy repossessed properties for business use.

(In RMB million)

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk *(continued)*

(1) *Credit risk (continued)*

Aging analysis of financial assets past due

	June 30, 2008						
		Past due but not impaired					
	In due	Within 30 days	31-90 days	More than 90 days	Total past due but not impaired	Past due and impaired	Total
Placements with banks and other financial institutions	532	-	-	-	-	19	551
Premium receivables	5,033	539	326	479	1,344	177	6,554
Due from reinsurers	1,618	85	88	176	349	32	1,999
Loans and advances to customers	68,919	1,244	436	304	1,984	432	71,335
Sub-total	76,102	1,868	850	959	3,677	660	80,439
Less: Impairment provision	(261)	-	-	-	-	(496)	(757)
Net	75,841	1,868	850	959	3,677	164	79,682

	December 31, 2007						
		Past due but not impaired					
	In due	Within 30 days	31-90 days	More than 90 days	Total past due but not impaired	Past due and impaired	Total
Placements with banks and other financial institutions	1,192	-	-	-	-	45	1,237
Premium receivables	3,609	508	305	146	959	179	4,747
Due from reinsurers	1,861	102	81	408	591	49	2,501
Loans and advances to customers	61,859	769	256	78	1,103	699	63,661
Sub-total	68,521	1,379	642	632	2,653	972	72,146
Less: Impairment provision	(185)	-	-	-	-	(624)	(809)
Net	68,336	1,379	642	632	2,653	348	71,337

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk *(continued)*

(1) Credit risk (continued)

Aging analysis of financial assets past due (continued)

Of the aggregate amount of gross past due but not impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2008 was RMB2,618 million (December 31, 2007: RMB1,295 million).

Of the aggregate amount of gross past due and impaired loans and advances to customers, the fair value of collateral that the Group held as at June 30, 2008 was RMB391 million (December 31, 2007: RMB1,057 million).

Financial assets of which terms have been renegotiated

	June 30, 2008	December 31, 2007
Loans and advances to customers	**1,185**	2,444

(2) Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies and to ensure that the Group is able to meet its payment obligations and fund its lending and investment operations on a timely basis. The banking business of the Group is exposed to potential liquidity risk. The Group seeks to mitigate the liquidity risk of the banking business by optimizing the assets and liabilities structure, maintaining stable deposits, etc.

(in RMB million)

VIII. RISK MANAGEMENT (continued)

3. Financial risk (continued)

(2) *Liquidity risk (continued)*

The table below summarizes the remaining contractual maturity profile of the financial liabilities of the Group based on undiscounted contractual cashflows.

	June 30, 2008					
	Past due	Within 3 months	3-12 months	Over 1 year	Investment-linked	Total
Short-term borrowings	-	2,086	1,792	-	-	3,878
Due to banks and other financial institution	-	5,621	231	-	-	5,852
Guarantee deposits	-	3,601	2,760	37	-	6,398
Placements from banks and other financial institutions	-	132	-	-	-	132
Financial assets sold under agreements to repurchase	-	14,952	1,463	-	580	16,995
Customer deposits	-	36,299	36,520	2,199	-	75,018
Payables to brokerage customers	-	10,821	-	-	-	10,821
Commission payable	-	1,387	-	-	-	1,387
Due to reinsurers	-	2,959	244	189	-	3,392
Salaries and welfare payable	-	2,690	-	796	-	3,486
Interest payable	-	176	448	20	-	644
Claims payable	-	6,005	-	-	-	6,005
Policyholder dividends payable	-	10,635	-	-	-	10,635
Investment contract liabilities for policyholders	-	-	806	2,010	4,040	6,856
Long-term borrowings	-	40	282	5,212	-	5,534
Other liabilities	-	4,665	1,268	2,787	19	8,739
Total	-	102,069	45,814	13,250	4,639	165,772

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk *(continued)*

(2) *Liquidity risk (continued)*

	December 31, 2007					
	Past due	Within 3 months	3-12 months	Over 1 year	Investment-linked	Total
Short-term borrowings	-	515	3,204	-	-	3,719
Due to banks and other financial Institutions	-	7,513	23	-	-	7,536
Guarantee deposits	-	3,685	1,724	43	-	5,452
Placements from banks and other financial institutions	-	74	104	-	-	178
Financial assets sold under agreements to repurchase	-	13,595	-	-	424	14,019
Customer deposits	-	50,662	15,275	7,666	-	73,603
Payables to brokerage customers	-	14,394	-	-	-	14,394
Commission payable	-	1,104	-	-	-	1,104
Due to reinsurers	-	2,204	452	-	-	2,656
Salaries and welfare payable	-	2,028	1,643	1,070	-	4,732
Interest payable	-	225	248	101	-	574
Claims payable	-	643	4,518	-	-	5,161
Policyholder dividends payable	-	7,006	-	-	-	7,006
Investment contract liabilities for policyholders	-	-	-	799	4,488	5,287
Long-term borrowings	-	-	155	4,115	-	4,270
Other liabilities	-	1,093	2,091	579	448	4,211
Total	-	104,741	29,428	14,373	5,360	153,902

The table below summarises the maturity profile of the nominal amount of derivative financial liabilities of the Group based on remaining contractual obligations.

	Within 3 months	3-12 months	Over 1 year	Investment-linked	Total
June 30, 2008	**287**	**332**	**1,077**	**–**	**1,696**
December 31, 2007	470	1,191	877	–	2,538

(in RMB million)

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk *(continued)*

(2) ***Liquidity risk*** *(continued)*

The table below summarizes the expected recovery or settlement of assets.

	June 30, 2008			
	Current*	Non-current	Investment-linked	Total
Cash on hand and at bank	51,697	16,228	1,202	69,127
Balances with clearing companies	3,648	-	-	3,648
Placements with banks and other financial institutions	231	301	-	532
Held for trading financial assets	52,221	-	23,849	76,070
Derivative financial assets	18	103	6	127
Financial assets purchased under agreements to resell	8,779	-	132	8,911
Interest receivables	5,576	-	435	6,011
Premium receivables	6,327	50	-	6,377
Receivable from reinsurers	1,967	-	-	1,967
Reinsurers' share of insurance liabilities	4,980	2,097	-	7,077
Policy loans	2,946	-	-	2,946
Loans and advances to customers	38,040	32,766	-	70,806
Refundable deposits	166	-	1	167
Term deposits	1,511	37,824	9,843	49,178
Available-for-sale financial assets	9,515	168,132	-	177,647
Held-to-maturity investments	3,973	122,424	-	126,397
Long-term equity investments	-	3,554	-	3,554
Goodwill	-	722	-	722
Statutory deposits	-	1,560	-	1,560
Investment properties	-	3,843	-	3,843
Fixed assets	-	8,223	-	8,223
Intangible assets	-	9,695	-	9,695
Deferred tax assets	-	4,022	-	4,022
Other assets	2,702	1,091	1,206	4,999
Total assets	194,297	412,635	36,674	643,606

* Expected recovery within 12 months from the balance sheet date.

VIII. RISK MANAGEMENT *(continued)*

3. Financial risk *(continued)*

(2) Liquidity risk (continued)

	December 31, 2007			
	Current*	Non-current	Investment-linked	Total
Cash on hand and at bank	56,374	14,265	2,101	72,740
Balances with clearing companies	2,027	–	–	2,027
Placements with banks and other financial institutions	891	301	–	1,192
Held for trading financial assets	57,294	–	27,644	84,938
Derivative financial assets	174	3	–	177
Financial assets purchased under agreement to resell	36,457	–	–	36,457
Interest receivables	3,962	–	225	4,187
Premium receivables	4,388	180	–	4,568
Receivable from reinsurers	2,452	–	–	2,452
Reinsurers' share of insurance liabilities	3,157	1,774	–	4,931
Policy loans	2,411	–	–	2,411
Loans and advances to customers	34,024	29,101	–	63,125
Refundable deposits	887	–	–	887
Term deposits	10,988	21,360	9,383	41,731
Available-for-sale financial assets	13,977	164,562	–	178,539
Held-to-maturity investments	5,112	122,624	–	127,736
Long-term equity investments	–	2,207	–	2,207
Goodwill	–	610	–	610
Statutory deposits	–	1,560	–	1,560
Investment properties	–	4,051	–	4,051
Fixed assets	–	7,894	–	7,894
Intangible assets	–	3,621	–	3,621
Deferred tax assets	–	87	–	87
Other assets	2,275	800	141	3,216
Total assets	236,850	375,000	39,494	651,344

* Expected recovery within 12 months from the balance sheet date.

VIII. RISK MANAGEMENT *(continued)*

4. Mismatching risk of asset and liability

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have duration of sufficient length to match the duration of its insurance and investment contract liabilities. When the current regulatory and market environment permits, however, the Group will lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

5. Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations, supporting documentations and ensuring operational and informational security procedures as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

6. Capital management

The Group's capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group's capital management are to ensure that the Group complies with externally imposed capital requirements and that the Group maintains healthy capital ratios in order to support its business and to maximize shareholders' value.

The Group manages its capital requirements by assessing shortfalls, if any, between the reported and the required capital levels on a regular basis. Adjustments to current capital levels are made in light of changes in economic conditions and risk characteristics of the Group's activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

The Group fully complied with the externally imposed capital requirements during the Period and no changes were made to its capital base, objectives, policies and processes from the previous year.

VIII. RISK MANAGEMENT *(continued)*

6. Capital management *(continued)*

The table below summarizes the minimum regulatory capital for major insurance subsidiaries of the Group and the regulatory capital held against each of them.

	June 30, 2008			December 31, 2007		
	Regulatory capital held	**Minimum regulatory capital**	**Solvency margin ratio**	Regulatory capital held	Minimum regulatory capital	Solvency margin ratio
Ping An Life	**20,702**	**17,064**	**121.3%**	45,218	15,704	287.9%
Ping An Property & Casualty	**3,397**	**3,038**	**111.8%**	4,895	2,695	181.6%

The regulatory capital of the Shenzhen Ping An Bank is analyzed below:

	June 30, 2008		December 31, 2007	
	Regulatory capital held	**Minimum regulatory capital**	Regulatory capital held	Minimum regulatory capital
Core capital	**7,181**	**2,828**	6,238	2,739
Capital	**7,152**	**5,656**	6,209	5,477
Risk weighted assets	**70,696**		68,466	
Core capital adequacy ratio	**10.2%**		9.1%	
Capital adequacy ratio	**10.1%**		9.1%	

Regulatory capital of Group's banking subsidiary consists of core capital and supplementary capital. Core capital comprises paid-in capital, capital reserve, surplus reserve fund, retained earnings and minority interests less goodwill and 50% of certain long-term investments, etc. Supplementary capital includes subordinated long-term debts, convertible bonds, hybrid debt capital instruments, preference shares, general reserves and revaluation reserves.

IX. RELATED PARTY RELATIONSHIP AND TRANSACTIONS

1. Related party relationship

(1) During the current period, related parties of the Company comprise:

(i) subsidiaries;

(ii) investors having significant influence on the Company;

(iii) associates;

(iv) key management personnel, as well as their close family members;

(v) corporations which are controlled, or under common control, or significantly influenced by the Company's key management personnel or their close family members.

(2) Subsidiaries and associates

For details of the Company's subsidiaries and the Group's associates and their relationship with the Company, please refer to Note V and Note VII, 15.

(3) Other related parties

Name of related parties	Relationship with the Company
HSBC Holdings Limited ("HSBC Holdings")	Parent of shareholders
HSBC Insurance Holdings Limited ("HSBC Insurance")	Shareholder
HSBC	Shareholder

In late August 2005, HSBC Holdings through its wholly owned subsidiaries, HSBC Insurance and HSBC, held 19.90% of the Company's shares. Since then, HSBC Holdings and its subsidiaries became the Company's related parties with significant influence over the Group. As at June 30, 2008, HSBC Holdings holds over 16% share of the Company through its subsidiaries.

IX. RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

1. Related party relationship *(continued)*

(4) *Shareholders who hold more than 5% shares of the Company as at June 30, 2008:*

Name of the shareholders	Number of shares held	Type of share	Percentage of total shares (%)
HSBC Insurance	618,886,334	H-share	8.43%
HSBC	613,929,279	H-share	8.36%
Shenzhen Investment Holdings Co., Ltd.	546,672,967	A-Share	7.44%
Shenzhen New Horse Investment Development Co., Ltd. & Shenzhen Jingao Industrial Development Co., Ltd.	720,710,154	Non-tradable A-Share	9.81%
Yuan Trust Investment Co., Ltd.	380,000,000	A-Share	5.17%

(5) According to the regulations of the CSRC, from March 1, 2007 Bank of Communications Co., Ltd. ("Bank of Communications") was defined as a related legal person of the Company, because one of its directors also held the position of director in the Company.

2. Related party transactions

(1) *Significant transactions with related parties*

Interest income earned by the Group from banks is as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
HSBC	**1**	6
Bank of Communications	**11**	46

(in RMB million)

IX. RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

2. Related party transactions *(continued)*

(2) *Balances with related parties*

	June 30, 2008	December 31, 2007
Cash at bank – HSBC	**77**	153
Cash at bank – Bank of Communications	**1,346**	395

(3) *Compensation for key management personnel is as below:*

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Salaries and other short-term employee benefits	**35**	53

Key management personnel comprise the Company's directors, supervisors and senior officers as defined in the Company's articles of association. The unpaid portion of the compensation expenses for share appreciation rights (Note VII, 55) granted to key management personnel are not included in the above analysis. The expenses in respect of share appreciation right units granted to key management personnel recognized in current income statement is RMB320 million (Six months ended June 30, 2007: RMB226 million).

IX. RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

2. Related party transactions *(continued)*

(4) Related party transactions between the Company and the subsidiaries of the Company for the current period are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Interest income from bank deposits		
Shenzhen Ping An Bank	**71**	96
Ping An Bank	**–**	3
Ping An Securities	**5**	1
Total	**76**	100
Interest expenses on placements		
Ping An Property & Casualty	**–**	5
Ping An Life	**–**	4
Total	**–**	9
Asset management fees		
Ping An Asset Management Co., Ltd. ("Ping An Asset Management")	**11**	2

(in RMB million)

IX. RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

2. Related party transactions *(continued)*

(4) ***Related party transactions between the Company and the subsidiaries of the Company for the current period are as follows:*** *(continued)*

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Investment consultant fees		
Ping An of China Asset Management (Hong Kong) Company Limited	**4**	–
Property management fees		
Shenzhen Ping An Property and Facilities Management Co, Ltd. ("Ping An Property")	**10**	7
Membership fees		
Ping An Securities	**–**	1
Dividend income		
Ping An Life	**4,891**	3,386

(5) ***Balances with the subsidiaries of the Company:***

	June 30, 2008	December 31, 2007
Bank deposits		
Shenzhen Ping An Bank	**6,159**	34,332
Total	**6,159**	34,332
Brokerage deposits		
Ping An Securities	**75**	233
Other payables		
Ping An Life	**26**	14
Ping An Property	**1**	2
Total	**27**	16

IX. RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

2. Related party transactions *(continued)*

(6) Guarantees provided by the Company to its subsidiaries:

	June 30, 2008	December 31, 2007
Shenzhen Ping An Real Estate investment Co., Ltd.	**1,190**	890
China Ping An Insurance Overseas (Holdings) Limited (Ping An Overseas)	**2,682**	2,856
Total	**3,872**	3,746

X. FIDUCIARY BUSINESS

	June 30, 2008	December 31, 2007
Assets under trust schemes	**40,470**	47,519
Assets under corporate annuity schemes	**9,115**	4,983
Entrusted loans	**1,560**	1,654
Assets under asset management schemes	**5,531**	1,317
Total	**56,676**	55,473

XI. CONTINGENCIES

1. Litigation

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including but not limited to being the plaintiff or the defendant in litigation and arbitration. The adverse effect of above mentioned events mostly involve claims on the Group's insurance policies and other claims. Provision has been made for the probable losses to the Group, where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending assessments, lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability of losing the lawsuit is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

(in RMB million)

XI. CONTINGENCIES *(continued)*

2. Tax inspection

In March 2008, the State Tax Bureau commenced regular inspection of the Group's tax filing positions for fiscal years ended December 31, 2004, 2005 and 2006. The Group has made relevant tax provision based on the understanding of the current tax laws. However, the inspection results would not be finalized in a short period of time and, currently, it is not feasible to make a reliable estimate of all under-provisions for the said fiscal years.

XII. COMMITMENTS

1. Capital commitments

The Group has the following capital commitments relating to property development projects and investments:

	June 30, 2008	December 31, 2007
Contracted, but not provided for	**33,033**	11,048
Including: Fortis Investment Management NV/SA *(note 1)*	**23,285**	-
Xuji Group Corporation *(note 2)*	**672**	-
Beijing-Shanghai High Speed Railway *(note 3)*	**5,877**	-
Authorized, but not contracted for	**1,766**	456
Total	**34,799**	11,504

(1) On April 2, 2008, the Group entered into the Sale and Purchase Agreement to acquire, at a consideration of EUR2.15 billion, equity interest of 1,000,000 shares in Fortis Investment Management NV/SA ("FIM") and which at completion will constitute approximately 50% of the issued and fully diluted share capital of FIM. The remaining 1,000,001 shares are indirectly owned by Fortis SA/NV & Fortis N.V. through its wholly owned subsidiaries Fortis Bank NV/SA and Fortis Banque Luxembourg S.A.

The acquisition is conditional upon, amongst others:

- the Group having obtained approval from the CIRC in respect of the transactions referred to in the Sale and Purchase Agreement;

- all necessary approvals from or necessary filings with relevant regulatory authorities having been obtained or made, as the case may be.

XII. COMMITMENTS *(continued)*

1. Capital commitments *(continued)*

(2) On April 21, 2008, the Ping An Trust entered into a Stock Transfer Agreement to acquire 100% equity interest in Xuji Group Corporation ("Xuji Group") at a consideration of RMB960 million.

The acquisition is conditional upon:

- obtaining approval from the State-Owned Assets Supervision Administration Commission in respect of the transaction referred to in the Stock Transfer Agreement;

- the Group's payment of the consideration; and

- the issuance of "assets and equity transaction identification certificate" by the equity exchange.

Upon the completion of equity transferring, Ping An Trust will provide Xuji Group with fund support and financial services, while promising to provide Xuji Group with a 5-year interest-free loan amounting to RMB4 billion.

(3) In June 2008, the CIRC approved Ping An Asset Management, Pacific Asset Management Co., Ltd., Taikang Asset Management Co., Ltd. and Taipin Asset Management Co., Ltd. to jointly establish "Beijing-Shanghai High Speed Railway Investment Scheme" and to raise RMB16 billion for acquisition of 13.913% equity interest in Beijing-Shanghai High Speed Railway Corporation Limited. Ping An Life subscribed 39.375% of this investment scheme which amounted to RMB6.3 billion. As at June 30, 2008, the cumulative subscription amount paid by Ping An Life was RMB423 million and the unpaid subscribed portion amounting to RMB5,877 million was presented as a capital commitment.

2. Lease commitments

Future minimum rental payables under non-cancelable operating leases are as follows:

	June 30, 2008	December 31, 2007
Within 1 year (including 1 year)	**733**	420
1-2 years (including 2 years)	**510**	328
2-3 years (including 3 years)	**311**	202
More than 3 years	**405**	210
Total	**1,959**	1,160

(in RMB million)

XII. COMMITMENTS *(continued)*

3. Credit commitments

	June 30, 2008	December 31, 2007
Loan commitments		
Including: Original maturities within 1 year	**12,913**	11,537
Original maturities more than one year and above	**6,985**	3,274
Letter of credit issued	**803**	621
Guarantees issued	**8,575**	7,953
Acceptances issued	**8,851**	8,453
Others	**10,792**	3,866
Total	**48,919**	35,704

XIII. POST BALANCE SHEET EVENT

On August 15, 2008, the directors approved an interim dividend of RMB0.20 per ordinary share totaling RMB1,469 million.

XIV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY

1. Cash on hand and at bank

	June 30, 2008	December 31, 2007
Cash at bank	**13,081**	40,625
Other monetary assets	**977**	233
Total	**14,058**	40,858

XIV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(continued)*

2. Held for trading financial assets

	June 30, 2008	December 31, 2007
Bonds		
Government bonds	**702**	-
Central bank bills	**7,840**	1,953
Financial bonds	**1,141**	1,004
Corporate bonds	**2,250**	2,086
Equity instruments		
Funds	**6,052**	27
Stocks	**1,670**	3,106
Total	**19,655**	8,176

3. Available-for-sale financial assets

	June 30, 2008	December 31, 2007
Bonds		
Government bonds	**1,393**	1,661
Central bank bills	**11,556**	400
Financial bonds	**959**	379
Corporate bonds	**520**	206
Equity instruments		
Funds	**3,217**	760
Stocks	**992**	905
Total	**18,637**	4,311

(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY (continued)

4. Long-term equity investments

	June 30, 2008	December 31, 2007
Ping An Life	3,762	3,762
Ping An Property & Casualty	2,973	2,973
Ping An Trust	4,216	4,216
Shenzhen Ping An Bank	4,916	4,916
Ping An Overseas	561	561
Ping An Annuity	485	485
Ping An Health	475	475
Ping An Assets Management	480	480
Total	17,868	17,868

5. Deferred tax assets

	For the six months ended June 30, 2008					
	Beginning of the period	Charged to the profit and loss	Charged to equity	Others	End of the period	Temporary difference as at June 30, 2008
Fair value adjustment and impairment loss on available-for-sale investments	(195)	418	252	–	475	2,603
Others	205	(77)	–	–	128	666
Total	10	341	252	–	603	3,269

XIV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(continued)*

6. Salaries and welfare payable

	For the six months ended June 30, 2008			
	Beginning of the period	Accruals	Payments	End of the period
Salary, bonus and allowance	**147**	**171**	**(160)**	**158**
Staff welfare	**30**	**–**	**(1)**	**29**
Social insurance	**8**	**11**	**–**	**19**
Labor-union fund and employee educational fund	**56**	**(9)**	**(5)**	**42**
Cash-settled shares based payments	**1,084**	**(418)**	**–**	**666**
Total	**1,325**	**(245)**	**(166)**	**914**

	For the six months ended June 30, 2007			
	Beginning of the period	Accruals	Payments	End of the period
Salary, bonus, and allowance	44	115	(115)	44
Staff welfare	25	–	(5)	20
Social insurance	–	4	(1)	3
Labor-union fund and employee educational fund	9	37	(3)	43
Cash-settled shares based payments	508	272	–	780
Total	586	428	(124)	890

7. Taxes payable

	June 30, 2008	December 31, 2007
Corporate income tax	**41**	247
Business tax	**–**	32
Others	**90**	101
Total	**131**	380

(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(continued)*

8. Investment income

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Interest income		
Interest income of bonds		
Available-for-sale financial assets	**196**	38
At fair value through profit or loss	**157**	46
Interest income of term deposits		
Loans and receivables	**16**	10
Interest income of current deposits		
Loans and receivables	**188**	96
Others		
Loans and receivables	**23**	3
Dividend income		
Dividend income of funds		
Available-for-sale financial assets	**855**	73
At fair value through profit or loss	**26**	224
Dividend income of equity investments		
Long-term equity investments	**4,891**	3,386
Available-for-sale financial assets	**7**	68
At fair value through profit or loss	**16**	9
Realized gains		
Bonds		
At fair value through profit or loss	**(9)**	23
Funds		
Available-for-sale financial assets	**(150)**	96
At fair value through profit or loss	**(7)**	(36)
Stocks		
Available-for-sale financial assets	**61**	29
At fair value through profit or loss	**319**	942
Interests expenses for securities sold under agreements to repurchase and placements with banks	**(5)**	(33)
Total	**6,584**	4,974

XIV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(continued)*

9. Fair value gains and losses

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Held-for-trading financial instruments		
Bonds	**(119)**	(111)
Funds	**(7)**	(21)
Stocks	**(1,964)**	491
Total	**(2,090)**	359

10. General and administrative expenses

The Company's general and administrative expenses are as follows:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Salaries and bonuses	**(247)**	387
Pension, social insurance and other benefits	**2**	41
Depreciation of fixed assets	**11**	7
Amortization of intangible assets	**6**	3

11. Income taxes

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Current income tax	**42**	141
Deferred income tax	**(341)**	38
Total	**(299)**	179

(in RMB million)

XIV. NOTES TO FINANCIAL STATEMENTS OF PARENT COMPANY *(continued)*

11. Income taxes *(continued)*

The relationship of the Company's income tax expenses and the accounting profit is as follow:

	For the six months ended June 30, 2008	For the six months ended June 30, 2007
Profit before tax	**4,252**	4,783
Tax computed at the main applicable tax rate of 18% (for the six months ended June 30, 2007: 15%)	**765**	717
Tax effect of tax rate change	**(14)**	68
Tax effect of non deductible expenses in determining taxable income	**-**	41
Tax effect of income not taxable in determining taxable income	**(1,050)**	(647)
Total	**(299)**	179

XV. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to current period's presentation.

XVI. APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by the Company's board of directors on August 15, 2008.

DISCLOSURE OF INTERESTS

Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As at June 30, 2008, the following persons (other than the Directors and Supervisors of the Company) had interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

1. Interests and short positions of substantial shareholders who were entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

Name of substantial shareholder	H/A shares	Capacity	Notes	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
HSBC Holdings plc	H	Interest of controlled corporations	1, 2, 3	1,233,870,388	Long position	48.22	16.80

2. Interests and short positions of other substantial shareholders

Name of substantial shareholder	H/A shares	Capacity	Notes	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	H	Beneficial owner	1	618,886,334	Long position	24.19	8.43
The Hongkong and Shanghai Banking Corporation Limited	H	Beneficial owner	3	614,099,279	Long position	24.00	8.36
Shenzhen Investment Holdings Co., Ltd.	A	Beneficial owner		543,181,445	Long position	11.35	7.40

Name of substantial shareholder	H/A shares	Capacity	Notes	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
Shenzhen Jingao Industrial Development Co., Ltd.	A	Beneficial owner	4	331,117,788	Long position	6.92	4.51
Ping An Securities Company, Ltd. Labor Union	A	Interest of controlled corporations	4	331,117,788	Long position	6.92	4.51
China Ping An Trust & Investment Co., Ltd. Labor Union	A	Interest of controlled corporations	4	331,117,788	Long position	6.92	4.51
Shenzhen New Horse Investment Development Co., Ltd.	A	Beneficial owner	5	389,592,366	Long position	8.14	5.30
Ping An Insurance (Group) Company of China, Ltd. Labor Union	A	Interest of controlled corporations	5	389,592,366	Long position	8.14	5.30
Yuan Trust Investment Company Ltd.	A	Beneficial owner		380,000,000	Long position	7.94	5.17
Shum Yip Group Limited*	A	Beneficial owner		301,585,684	Long position	6.30	4.11

* Shum Yip Group Limited was previously known as Shenzhen Shum Yip Investment Development Company Ltd. The change of name took effect on April 22, 2008.

Notes:

(1) HSBC Insurance Holdings Limited was a wholly-owned subsidiary of HSBC Holdings plc and its interest in 618,886,334 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc was also interested in the Company by virtue of its control over HSBC CCF Financial Products (France) SNC ("CCF SNC") which held a direct interest in 884,775 shares in the Company. The interest in 884,775 shares of the Company was held through cash settled unlisted securities.

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.99% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

(3) The Hongkong and Shanghai Banking Corporation Limited was 100% owned by HSBC Asia Holdings BV, a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. HSBC Finance (Netherlands), a wholly-owned subsidiary of HSBC Holdings plc, owned 100% interest in HSBC Holdings BV.

(4) Shenzhen Jingao Industrial Development Co., Ltd. was owned as to 80% and 20% by Ping An Securities Company, Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 331,117,788 shares relates to the same block of shares in the Company.

(5) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

Save as disclosed above, the Company is not aware of any other person (other than the Directors and Supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at June 30, 2008 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Interests and short positions of directors and supervisors

As at June 30, 2008, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and Supervisors of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code set out in Appendix 10 to the Listing Rules, were as follows:

Name	Position	H/A shares	Capacity	No. of H/A shares	Nature of interest	Percentage of total number of H/A shares in issue (%)	Percentage of total shares in issue (%)
Cheung Chi Yan Louis	*Executive Director*	*H*	*Beneficial owner*	248,000	Long position	0.01	0.003
Chow Wing Kin Anthony	Independent non-executive Director	H	Interest held jointly with another person*	7,500	Long position	0.00029	0.000
Lin Li	Supervisor	A	Interest of controlled corporations**	175,678,700	Long position	3.67	2.39

* Chow Wing Kin Anthony jointly held these H shares with Chow Suk Han Anna.

** Lin Li was interested in the Company by virtue of his control over 93.33% shareholding in Shenzhen Liye Group Company Limited, which held a direct interest in 175,678,700 shares in the Company.

Save as disclosed above, as at June 30, 2008, none of the Directors or Supervisors held or was deemed to hold any interests or short positions in the shares and underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO), which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the Directors or Supervisors to the Company and the Stock Exchange pursuant to the Model Code nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

PURCHASE, SALE, OR REDEMPTION OF LISTED SHARES

Neither the Company, nor any of its subsidiaries, has purchased, sold or redeemed any of the Company's listed shares from January 1, 2008 to June 30, 2008.

AUDIT COMMITTEE

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules.

The primary duties of the audit committee are to review and supervise the Company's financial reporting process, internal audit and control procedures. The audit committee is also responsible for reviewing the external auditor's appointment, the external auditor's remuneration and any matters relating to the termination of the appointment or resignation of the external auditors. In addition, the audit committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies.

The audit committee comprises five Independent Non-executive Directors, namely Mr. Kwong Che Keung Gordon, Mr. Zhang Honyi, Mr. Chen Su, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, namely Mr. Ng Sing Yip. The audit committee is chaired by Mr. Kwong Che Keung Gordon, an Independent Non-executive Director who also possesses the appropriate professional qualifications of accounting and related financial management expertise.

The audit committee has reviewed with the management the accounting principles and practices adopted by the Company and discussed the internal controls and financial reporting matters including a review of the interim accounts of the Company.

The Company has also established a remuneration committee and a nomination committee. Further details of the roles and functions, composition and summary of the work of these Board committees were set out under the paragraph headed "Board Committees" in the Corporate Governance Report on pages 40 to 42 of the Company's 2007 annual report dated March 19, 2008.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices for any part of the period from January 1, 2008 to June 30, 2008 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company.

Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. However, the Board is of the opinion that the Company has built up a board structure of international standard and has developed a very structured and strict operation system and a set of procedural rules for meeting of the Board of Directors. The Chairman does not have any special power different from that of other directors in relation to the decision making process. Also, in the day-to-day operation of the Company, the Company has in place an established management system and structure. Decisions on all material matters will be subject to complete and stringent deliberation and decision making procedures in order to ensure that the Chief Executive Officer can perform his duties diligently and effectively. Further, the current management model of the Company has been recognised in the industry and this model proves to be reliable, efficient and successful, therefore the continuous adoption of this model will be beneficial to the future development of the Company. There is also clear delineation in the responsibilities of the Board and the management set out in the articles of association of the Company.

Therefore, the Board is of the opinion that the Company's management structure is able to provide the Company with efficient management and at the same time, protect shareholders' rights to the greatest extent. The Company therefore does not currently intend to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company.

Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company were set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 37 to 38 of the Company's 2007 annual report dated March 19, 2008.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

On May 28, 2004, the Company adopted the Code of Conduct, which was amended on July 3, 2007, regarding securities transactions by Directors and Supervisors of the Company ("Code of Conduct") on terms no less exacting than the required standard set out in the Model Code. Specific enquiry has been made of all Directors and Supervisors of the Company who have confirmed that they complied with the required standard set out in the Model Code and the Code of Conduct for the period from January 1, 2008 to June 30, 2008.

INTERIM DIVIDEND

The Board approved that an interim dividend of RMB0.20 per share for the six months ended June 30, 2008 be paid to the Company's shareholders. According to the Articles of Association of the Company, dividends will be denominated in Renminbi. Dividends on A shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate, record date and arrangements in relation to the entitlements of holders of H shares to receive the interim dividends for the period ended June 30, 2008 will be separately announced according to the regulatory requirements and the Articles of Association of the Company.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE AND THE COMPANY'S WEBSITE

All information required by paragraphs 46(1) to 46(9) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.pingan.com.cn) respectively in due course.

By Order of the Board of Directors

Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
August 15, 2008

REGISTERED NAMES

Chinese name

中國平安保險(集團)股份有限公司

English name

Ping An Insurance (Group) Company of China, Ltd.

REGISTERED ADDRESS

Ping An Building,
Ba Gua No. 3 Road, Shenzhen,
PRC

PLACE OF BUSINESS

Ping An Building,
Ba Gua No. 3 Road, Shenzhen,
PRC

LEGAL REPRESENTATIVE

MA Mingzhe

AUTHORIZED REPRESENTATIVES

SUN Jianyi
YAO Jun

COMPANY SECRETARY

YAO Jun

AUDITORS

Ernst & Young

CONSULTING ACTUARIES

Ernst & Young Advisory Services Limited

LEGAL ADVISORS

DLA Piper Hong Kong

PLACE OF LISTING OF H SHARES

The Stock Exchange of Hong Kong Limited

TYPE OF STOCK AND STOCK CODE

H share	The Stock Exchange of Hong Kong Limited (stock code 2318)
A share	The Shanghai Stock Exchange (stock code 601318)

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY SHARES

The Bank of New York
SYMBOL: PNGAY
CUSIP : 72341E304

COMPANY WEBSITE

www.pingan.com.cn

E-MAIL

IR@pingan.com.cn
PR@pingan.com.cn

TELEPHONE

+86-400-8866 338

FAX

+86-755-8243 1029



中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Announcement Regarding Online Investor Discussion Forum on Interim Results

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Ping An Insurance (Group) Company of China, Ltd. (the "Company") has published its 2008 interim results announcement on August 15, 2008. In order to facilitate interactions with investors and to allow investors to appraise the position of the Company, the Company will hold an online discussion forum regarding the interim results on Wednesday, August 27, 2008 between 9:30a.m. to 11:30a.m on website http://www.p5w.net, and the language to be used at the forum is simplified Chinese. The management of the Company will communicate with investors in relation to the 2008 interim results and the operations of the Company. Shareholders of the Company and investors are welcome to participate in the event.

By Order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, August 25, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to July 31, 2008 were RMB61,411.77 million, RMB16,485.08 million, RMB20.98 million and RMB598.16 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, August 15, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年8月15日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　　　證券代碼：601318　　　　編號：臨2008-034

中國平安保險（集團）股份有限公司
第五屆監事會第十次會議決議公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）監事會及全體監事保證公告內容不存在任何虛假記載、誤導性陳述或者重大遺漏，並對公告內容的真實性、準確性和完整性承擔個別及連帶責任。

本公司第五屆監事會第十次會議於2008年8月5日以書面方式通知各位監事，並於2008年8月15日在上海市張江中國平安後援中心2號樓董事會議廳召開。本次監事會會議由監事會主席肖少聯先生召集並主持，會議應出席監事9人，實到6人，監事車峰先生、段偉紅女士和胡傑女士分別書面委託監事會主席肖少聯先生出席會議並行使表決權。會議有效行使表決權票數9票，符合《中華人民共和國公司法》和本公司《公司章程》的規定，會議合法、有效。出席會議的監事經過討論和表決，通過如下決議：

一、審議通過了《關於審議公司2008年中期報告（草稿）的議案》

根據《中華人民共和國公司法》和《公司章程》等相關規定，監事會審議了公司2008年中期報告（草稿），監事會認為：

1、 公司《2008年中期報告（草稿）》的編製和審核程序符合法律、行政法規、中國證監會和《公司章程》的規定；

2、 公司《2008年中期報告（草稿）》內容真實、準確、完整地反映了公司的實際情況；

3、 監事會未發現參與中報編製和審議的人員有違反保密規定的行為。

表決結果：贊成9票、反對0票、棄權0票

二、審議通過了《關於公司大股東及其關聯方資金佔用的自查報告》

表決結果：贊成9票、反對0票、棄權0票

三、審議通過了《董事會秘書孫建一先生的離任審查報告》

表決結果：贊成9票、反對0票、棄權0票

特此公告。

中國平安保險（集團）股份有限公司監事會
2008年8月15日

中国平安 PING AN OF CHINA

中国平安保險(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年8月15日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨2008-033

中國平安保險（集團）股份有限公司
第七屆董事會第二十二次會議決議公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）董事會及全體董事保證公告內容不存在任何虛假記載、誤導性陳述或者重大遺漏，並對公告內容的真實性、準確性和完整性承擔個別及連帶責任。

本公司第七屆董事會第二十二次會議通知已於2008年8月1日發出，會議於2008年8月15日在上海市張江中國平安後援中心2號樓董事會議廳召開，會議應出席董事19人，實到董事17人。董事胡愛民先生書面委託董事長馬明哲先生出席會議並行使表決權，董事樊剛先生書面委託董事林麗君女士出席會議並行使表決權。本公司部份監事和高級管理人員列席了會議。會議符合《公司法》和本公司《公司章程》的規定。

會議由董事長馬明哲先生主持，與會董事經充分審議，以舉手表決方式逐項通過了如下議案：

一、審議通過了《公司2008年中期報告（草稿）》

表決結果：贊成19票、反對0票、棄權0票

二、審議通過了《公司截至2008年6月30日止六個月業績公告及2008年中期報告摘要（草稿）》

表決結果：贊成19票、反對0票、棄權0票

三、審議通過了《關於派發2008年中期股息的議案》

本公司2008年度中期經審計的母公司中國會計準則財務報表淨利潤為人民幣45.51億元，本公司以此為基準，提取10%的法定盈餘公積。

經過上述利潤分配，並結轉上年度未分配利潤後，根據中國會計準則和國際財務報告準則財務報表，並按照《公司章程》及其他相關規定，確定可分配利潤額為人民幣60.10億元。

本公司以總股本7,345,053,334股為基數，派發2008年中期股息，每股派發現金股息人民幣0.20元，共計人民幣1,469,010,666.80元。分紅派息公告將另行公佈。

表決結果：贊成19票、反對0票、棄權0票

四、審議通過了《關於公司大股東及其關聯方資金佔用的自查報告》

表決結果：贊成19票、反對0票、棄權0票

五、審議通過了《關於選舉公司副董事長的議案》

本公司原副董事長賀培先生已經於2008年5月13日辭任董事及副董事長職務，董事會全體成員一致同意選舉執行董事孫建一先生出任本公司第七屆董事會副董事長職務。

執行董事孫建一先生迴避表決。

表決結果：贊成18票、反對0票、棄權0票

六、審議通過了《關於委任公司董事會秘書的議案》

本公司董事會秘書孫建一先生因工作原因提出不再擔任董事會秘書職務，董事會全體成員一致同意委任姚軍先生接替孫建一先生出任本公司第七屆董事會秘書職務。姚軍先生出任本公司董事會秘書職務自其獲得中國保險監督管理委員會董事會秘書資格批覆之日起正式生效，在此之前孫建一先生將繼續履行董事會秘書職務。

表決結果：贊成19票、反對0票、棄權0票

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年8月15日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2008

CHAIRMAN'S STATEMENT

In the first half of 2008, China faced and overcame a number of hardships brought about by unfavorable domestic and international economic environment, and by a number of catastrophic natural disasters. Whilst China's economic development remains promising and continues to grow as forecasted under the current macro-economic policy and control, the number of unfavorable factors that would hinder micro-economic growth has clearly grown. In the face of such complex operating environment, during the first half of the year, the Company has actively tackled the unfavorable factors, such as the heightened combined ratio of the property and casualty insurance business caused by the natural disasters and excessive market competition, the increase in cost driven by inflation and extreme volatility in the global capital market. By focusing on our strategy of profitable growth, we have maintained strong growth momentum of our three key businesses of insurance, banking and asset management.

For the six months ended June 30, 2008, the Company realized premium income of RMB69,228 million, representing an increase of 28.5% when compared with the corresponding period of the previous year. Due to the significant decrease in investment income, our net profit was RMB9,719 million, representing a decrease of 2.5% over the corresponding period of the previous year. Reviewing our operations for the first half of the year, the Company has achieved outstanding performance in the following sectors:

- Our core insurance business continued to sustain a healthy growth. In terms of our life insurance business, we have successfully implemented our "Reaching New Heights" and "Two-Tier Market Development" strategies. Our individual life sales force has maintained its growth momentum, and the number of sales agents has reached 315,000. The market share of our property and casualty insurance business has been steadily increasing with premium income reaching RMB14,671 million, representing an increase of 26.1% when compared with the corresponding period of the previous year. The asset entrusted under our pension annuity and the assets under investment management annuity business have doubled since the end of 2007, placing us No.1 in the market in terms of asset size and pension contribution.

- Our banking business has enjoyed an excellent start, and we have accelerated the build-out of our nationwide network. Both the corporate and retail businesses have achieved sound and steady growth. The accumulated number of in-force credit cards in Shanghai and Shenzhen has exceeded 700,000. Non-performing loan ratio was controlled at 0.5%, amongst the lowest in the industry. Quanzhou Branch, our first branch in a new region following the bank's merger and re-naming, obtained regulatory approval to operate, marking an important step forward for our cross-region operation. At the same time, we have increased investment in the banking business' infrastructure and developed strategic initiatives to strengthen the headquarters' ability to support a nationwide service network.

- Our third-party asset management business has made good progress. The first batch of domestic QDII accounts entrusted to Ping An Asset Management has entered into the substantive operating stage, the size of assets under management has continued to grow. Ping An Trust has continually developed new and creative wealth management products, both asset size and customer number have increased steadily. Ping An Securities has successfully launched the first collective asset management product. With the backing of an integrated financial service platform, the advantages of our third-party asset management business in terms of customers, channels, products and services are starting to become apparent.

- Our investment business responded vigilantly to fluctuations in the capital markets. We have made timely adjustments to our asset allocation, increased the proportion of investment in fixed income assets, and focused on non-capital markets investments. All our investment projects remain on track. Furthermore, our overseas investment plan and the establishment of our global investment platform are proceeding smoothly. Taking advantage of the cooperation opportunities that brought by our investment in Fortis SA/NV and Fortis N.V. ("Fortis"), we have entered into formal agreement with Fortis Bank NV/SA to acquire an equity stake in Fortis Investment Management NV/SA, in order to accelerate the establishment of our global investment capability and to build a global asset management and QDII platform.

- Cross-selling has achieved remarkable result, and the synergies brought about by an integrated financial platform are becoming increasingly apparent. In the first half of the year, cross-selling accounted for 14.0% of the premium income for the property and casualty insurance business, 9.1% of the bank's new corporate deposits, 55.8% of new credit cards issued, 12.5% of new assets entrusted under the pension annuity and 12.7% of new assets under the investment management annuity business. The above figures demonstrate the efforts that we have endeavored to promote cross-selling for the past few years, through resource sharing and service integration, we have greatly increased the breadth and depth of our cross-selling activities.

May 27, 2008 marked the 20th anniversary of the establishment of Ping An. As a way of expressing our deep condolence for the victims of the Wenchuan earthquake, we had simplified our 20th anniversary celebration. Immediately after the disaster, our Company announced donations of approximately RMB40 million in total for disaster-relief in the disaster-hit areas and the reconstruction and repairment of elementary schools in Wenchuan and Beichuan counties. At the same time, our staff across all levels have made donations totalling over RMB35 million, the largest amount of staff donation amongst all insurance companies in China to date. In the face of this disaster, Ping An has resolutely taken up the sacred duty of helping people in distress and protecting people's livelihoods by taking concrete actions to assist the victims and affected customers to overcome their hardships.

Our Company is dedicated to fulfilling our social responsibility. Our role as a charitable corporate citizen has received widespread attention and high regards from all walks of society. In the fifth "2008 China Charity Ranking Announcement Ceremony", our Company was granted the "China's Top 10 Charitable Enterprises for 2008" award for the first time. In the "China's Most Respected Enterprises" poll jointly sponsored by the Economic Observer Newspaper and the Management Case Study Center of Peking University, our Company was granted the honour of "China's Most Respected Enterprises" for the seventh consecutive year. In the report on the "Assessment of Corporate Governance of Top 100 Chinese Listed Companies for 2008" issued by the Chinese Academy of Social Sciences, our Company was ranked No. 1 amongst 100 elected enterprises. With our outstanding operating results and strong profit growth and having been named twice as a Forbes 500 company, our Company marched into the Fortune 500 for the first time, ranking as No. 1 amongst Chinese private enterprises on the list.

Looking ahead to the second half of 2008, the fundamentals of the Chinese economy are sound and the macro-economic control measures will become more flexible. However, with the woes of the U.S. sub-prime problem yet to dissipate, worldwide economic growth slowing down and the global inflation rising, there will be potential pressure on slowing down the growth of the Chinese economy, our Company's goal of surpassing the annual profit target will be a major challenge. In the second half of the year, our life insurance business will continue to implement the "Two Tier Market Development" strategy and enhance the average productivity per agent through the week unit working system. Our property and casualty insurance business will continue with its strategy to build sales channel aggressively and to control costs of sale effectively so we can achieve our goal of "surpassing targets healthily". For the banking business, various systems and operation platforms will be erected to expedite our development into a nationwide bank. For the investment business, risk management and control will be strengthened, investments will be actively sought in non-capital market, whilst third-party asset management business will be further expanded. Meanwhile, the Company will continue to expand the breadth and depth of cross-selling, ensuring that our synergies will be fully maximized.

Since the fourth quarter of last year, the global economy has suffered from the impact of the sub-prime issue in the U.S., investor confidence has fallen sharply and stock markets worldwide have experienced deep correction, our Company's share price also experienced significant fluctuations. However, the Company's fundamentals remain sound, and strong growth continues to be recorded across all businesses with the competitive advantages of our integrated financial platform remaining apparent. In the second half of 2008, China will host the Beijing Olympic Games which will draw the attention of the world, and at the same time, it will mark the beginning of Ping An's third decade of operations. Looking at the opportunities and challenges that lie ahead, from the perspective of an enterprise that is striving to be a century-old financial institution, we clearly recognize that the past twenty years has merely been an important stage in our founding and development. Our dream of becoming a century-old enterprise can only be realized through having the ability to maintain sustainable growth, and in this sense, we are fully confident in our Company's long-term investment value.

We firmly believe that, with the advantages of our Company's integrated financial platform, prudent investment and financial policies, strong customer base and centralized operation, Ping An is ready for all kinds of challenges that lie ahead, and each of our businesses will strive to achieve "sustainable, valuable and superior" growth in order to deliver long-term sustainable value to our clients, shareholders and society.

KEY FINANCIAL AND OPERATION INFORMATION

Group's consolidated performance

The following is a summary of the consolidated results of the Group:

For the six months ended June 30, (in RMB million)	**2008**	2007
Total income	**63,633**	69,819
Total expenses	**(53,289)**	(59,003)
Operating profit before tax	**10,344**	10,816
Net profit	**9,719**	9,969

The following table sets forth the breakdown of our net profit by business segment:

For the six months ended June 30, (in RMB million)	**2008**	2007
Life insurance	**8,325**	6,018
Property and casualty insurance	**339**	760
Banking	**795**	1,086
Securities	**401**	676
Other businesses[1]	**(141)**	1,429
Net profit	**9,719**	9,969

(1) Other businesses mainly include corporate, trust business and asset management business.

Consolidated net profit decreased 2.5% to RMB9,719 million in the six months ended June 30, 2008 from RMB9,969 million in the same period in 2007. This decrease was primarily due to the decrease in both investment returns and profit from our investment business, as a result of fluctuations in the capital markets.

In the first half of 2008, the occurrence of natural disasters such as heavy snow storm, earthquakes and rain storm, as well as the decrease in premium rates of compulsory third party liability insurance for automobiles, have led to an increase in combined ratio and exerted pressure on the profitability of our property and casualty insurance business.

For our banking business, if taken out the one-off benefits of non-performing package assets disposal and reversals of litigation provisions from the first half results of 2007 (RMB409 million in total), the net profit in the six months ended June 30, 2008 in fact increased even though significant capital expenditure and investments for future has been made.

The significant decrease in net profit of other businesses was primarily due to the significant decrease in net profit of our corporate business to RMB-339 million in the six months ended June 30, 2008 from RMB1,140 million in the same period in 2007, as a result of the decrease in investment income.

Consolidated investment income

For the six months ended June 30, (in RMB million, except percentages)	**2008**	2007
Net investment income	**10,259**	9,893
Net realized and unrealized gains	**601**	15,844
Impairment losses	**(1,585)**	–
Total investment income	**9,275**	25,737
Net investment yield[(1)]	**3.8%**	4.3%
Total investment yield[(1)]	**3.6%**	8.5%

(1) Lease income from investment properties and interest income from cash and cash equivalents are included in the calculation of the above yields. Net foreign currency gains/losses on investment assets denominated in foreign currencies and investment income from banking business are excluded in the calculation of the above yields. Average investment assets used as the denominator are computed based on Modified Dietz method in principle.

In the first half of 2008, our domestic and overseas investments were affected by the negative factors from both domestic and overseas capital markets. In the face of the market fluctuations, we proactively managed to adjust asset allocation for stable investment returns, and achieved the objectives in different phases of our investment business. However, the significant decrease in total investment income definitely has certain negative impact on our net profit.

Our certain available-for-sale equity investments have incurred relatively significant and prolonged unrealized losses. We have impaired those available-for-sale equity investments which met objective evidence of impairment criteria as at June 30, 2008. Our holding of Fortis shares are classified as available-for-sale equity investments. According to our long term holding strategy and relevant accounting policies, impairment provision on Fortis shares was not considered to be necessary as at June 30, 2008.

We managed to improve the asset allocation of our investment portfolio in response to fluctuations in the capital markets. As a result, our fixed maturity investments as a percentage of our total investment assets increased to 64.2% as at June 30, 2008 from 47.7% as at December 31, 2007, while our equity investments decreased to 15.6% as at June 30, 2008 from 24.7% as at December 31, 2007.

The following table presents our investment portfolio allocations among the major categories of our investments:

(in RMB million, except percentages)	**As at June 30, 2008 Carrying Value**	**% of Total**	As at December 31, 2007 Carrying Value	% of Total
Fixed maturity investments				
Term deposits[1]	**49,622**	**11.1%**	33,188	7.0%
Bond investments[1]	**235,184**	**52.4%**	191,023	40.2%
Other fixed maturity investments[1]	**2,946**	**0.7%**	2,411	0.5%
Equity investments				
Equity investment fund[1]	**15,379**	**3.4%**	15,792	3.3%
Equity securities	**51,390**	**11.4%**	100,015	21.1%
Investment in associates	**3,401**	**0.8%**	1,472	0.3%
Investment properties	**3,608**	**0.8%**	3,812	0.8%
Cash, cash equivalents and others	**86,999**	**19.4%**	127,174	26.8%
Total investments[2]	**448,529**	**100.0%**	474,887	100.0%

(1) These figures exclude items that are classified as cash and cash equivalents.
(2) Investment assets exclude banking business.

Life insurance business

The following tables set forth certain financial and operating data for our life insurance business:

For the six months ended June 30, (in RMB million)	2008	2007
Gross written premiums and policy fees	**39,521**	32,203
Individual life insurance	**32,991**	27,705
Bancassurance	**1,112**	367
Group insurance	**5,418**	4,131
Premium deposits	**15,036**	10,045
Individual life insurance	**9,293**	6,528
Bancassurance	**5,743**	3,517
Gross written premiums, policy fees and premium deposits	**54,557**	42,248

	As at June 30, 2008	As at December 31, 2007
Market share of gross written premiums, policy fees and premium deposits[1]	**12.8%**	16.0%
Number of customers:		
Individual (in thousands)	**35,048**	33,808
Corporate (in thousands)	**399**	351
Total (in thousands)	**35,447**	34,159
Persistency ratio:		
13-month	**92.5%**	90.4%
25-month	**84.1%**	81.2%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.
Market share as at June 30, 2008 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as at December 31, 2007 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

Property and casualty insurance business

The following tables set forth certain financial and operating data for our property and casualty insurance business:

For the six months ended June 30, (in RMB million)	2008	2007
Automobile insurance	**10,225**	7,801
Non-automobile insurance	**3,650**	3,254
Accident and health insurance	**796**	582
Total gross written premiums	**14,671**	11,637

	As at June 30, 2008	As at December 31, 2007
Market share of gross written premiums[1]	**10.7%**	10.3%
Number of customers:		
Individual (in thousands)	**8,680**	7,140
Corporate (in thousands)	**2,036**	1,617
Total (in thousands)	**10,716**	8,757

	For the six months ended June 30, 2008	For the year ended December 31, 2007
Combined ratio:		
Expense ratio	**36.5%**	36.5%
Loss ratio	**69.6%**	61.1%
Combined ratio	**106.1%**	97.6%

(1) Based on our financial data and the PRC insurance industry data calculated in accordance with the PRC Accounting Standards and published by the CIRC.
Market share as at June 30, 2008 was computed based on gross written premiums accumulated over a period of six months.
Market share as at December 31, 2007 was computed based on gross written premiums accumulated over a period of one year.

Banking business

The following tables set forth certain financial and operating data for our banking business:

For the six months ended June 30, (in RMB million, except percentages)	2008	2007
Interest income	**3,376**	2,257
Interest expenses	**(1,391)**	(798)
Net interest income	**1,985**	1,459
Net interest spread [(1)]	**2.9%**	2.4%

(1) Net interest spread represents the difference between the average yield on interest earning assets (excluding recovery of interest income on non-performing loans) and the average cost on interest bearing liabilities.

The following tables set forth loans and advances mix and loan quality for our banking business:

(in RMB million)	As at June 30, 2008	As at December 31, 2007
Corporate loans	**43,398**	36,142
Discounted bills	**4,956**	5,976
Retail loans	**20,689**	19,782
Total loans and advances	**69,043**	61,900

(in RMB million, except percentages)	As at June 30, 2008	As at December 31, 2007
Pass	**64,712**	58,370
Special mention	**3,999**	3,019
Substandard	**204**	296
Doubtful	**84**	167
Loss	**44**	48
Total loans and advances	**69,043**	61,900
Total non performing loans	**332**	511
Non-performing loans ratio	**0.5%**	0.8%
Impairment provisions balance	**422**	420
Provisions coverage ratio	**127.1%**	82.2%

FINANCIAL STATEMENTS

A. **Prepared in accordance with International Financial Reporting Standards ("IFRSs")**

Consolidated Income Statement
For the six months ended June 30, 2008

For the six months ended June 30, (in RMB million)	*Notes*	**2008**	2007
Gross written premiums and policy fees	*4*	**54,192**	43,840
Less: Premiums ceded to reinsurers		**(3,344)**	(2,600)
Net written premiums and policy fees		**50,848**	41,240
Change in unearned premium reserves		**(2,734)**	(2,191)
Net earned premiums		**48,114**	39,049
Reinsurance commission income		**760**	675
Interest income of banking operations	*5*	**3,369**	2,257
Fees and commission income of non-insurance operations		**1,282**	1,357
Investment income	*6*	**9,275**	25,737
Share of profits of associates		**41**	–
Other income		**792**	744
Total income		**63,633**	69,819
Change in deferred policy acquisition costs		**5,316**	4,136
Claims and policyholders' benefits		**(40,619)**	(47,849)
Commission expenses of insurance operations		**(7,257)**	(5,673)
Interest expenses of banking operations	*5*	**(1,265)**	(689)
Fees and commission expenses of non-insurance operations		**(118)**	(213)
Loan loss provisions, net of reversals		**(16)**	105
Foreign exchange losses		**(525)**	(335)
General and administrative expenses		**(8,805)**	(8,485)
Total expenses		**(53,289)**	(59,003)
Profit before tax	*7*	**10,344**	10,816
Income taxes	*8*	**(625)**	(847)
Net profit		**9,719**	9,969
Attributable to:			
– Equity holders of the parent		**9,487**	9,690
– Minority interests		**232**	279
		9,719	9,969
		RMB	RMB
Earnings per share attributable to equity holders of the parent:			
– basic	*10*	**1.29**	1.39
– diluted	*10*	**1.29**	1.39

Consolidated Balance Sheet
As at June 30, 2008

(in RMB million)	June 30, 2008	December 31, 2007
ASSETS		
Balances with central bank and statutory deposits	**19,781**	20,794
Cash and amounts due from banks and other financial institutions	**93,384**	87,859
Fixed maturity investments	**284,469**	274,241
Equity investments	**83,673**	128,931
Derivative financial assets	**121**	177
Loans and advances to customers	**70,806**	63,125
Investments in associates	**3,401**	1,472
Premium receivables	**6,172**	4,434
Reinsurers' share of insurance liabilities	**7,077**	4,880
Policyholder account assets in respect of insurance contracts	**32,554**	34,871
Policyholder account assets in respect of investment contracts	**4,120**	4,622
Deferred policy acquisition costs	**46,621**	41,305
Investment properties	**3,677**	3,882
Property and equipment	**8,516**	8,165
Intangible assets	**10,583**	4,400
Deferred tax assets	**1,985**	87
Other assets	**11,833**	8,977
Total assets	**688,773**	692,222
EQUITY AND LIABILITIES		
Equity		
Share capital	**7,345**	7,345
Reserves	**52,324**	81,322
Retained profits	**28,259**	23,155
Equity attributable to equity holders of the parent	**87,928**	111,822
Minority interests	**2,492**	2,029
Total equity	**90,420**	113,851
Liabilities		
Due to banks and other financial institutions	**13,784**	14,644
Assets sold under agreements to repurchase	**16,356**	13,556
Derivative financial liabilities	**120**	189
Customer deposits and payables to brokerage customers	**90,090**	91,925
Insurance contract liabilities	**433,658**	416,474
Investment contract liabilities for policyholders	**6,936**	5,421
Policyholder dividend payable	**10,635**	7,006
Income tax payable	**725**	807
Deferred tax liabilities	**967**	6,369
Other liabilities	**25,082**	21,980
Total liabilities	**598,353**	578,371
Total equity and liabilities	**688,773**	692,222

Consolidated Statement of Changes in Equity
For the six months ended June 30, 2008

		Equity attributable to equity holders of the parent								
			Reserves							
(in RMB million)	*Notes*	Share capital	Capital reserve	Surplus reserve fund	General reserve	Net unrealized gains/ (losses)	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2008		7,345	51,907	7,629	1,939	19,889	(42)	23,155	2,029	113,851
Net profit for the six months ended June 30, 2008		-	-	-	-	-	-	9,487	232	9,719
Net losses on available-for-sale investments		-	-	-	-	(39,362)	-	-	(395)	(39,757)
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(9,140)	-	-	(91)	(9,231)
Impairment charges reclassified to the income statement	6	-	-	-	-	1,569	-	-	16	1,585
Deferred tax recognized, net		-	-	-	-	7,532	-	-	75	7,607
Dividends declared	9	-	-	-	-	-	-	(3,673)	-	(3,673)
Appropriations to statutory reserve		-	-	710	-	-	-	(710)	-	-
Changes in subsidiaries		-	-	-	-	-	-	-	577	577
Currency translation adjustments		-	-	-	-	-	(28)	-	-	(28)
Dividends for minority interests		-	-	-	-	-	-	-	(49)	(49)
Shadow accounting adjustment		-	-	-	-	9,721	-	-	98	9,819
As at June 30, 2008		7,345	51,907	8,339	1,939	(9,791)	(70)	28,259	2,492	90,420

For the six months ended June 30, 2007

(in RMB million)	Notes	Equity attributable to equity holders of the parent								
			Reserves							
		Share capital	Capital reserve	Surplus reserve fund	General reserve	Net unrealized gains	Foreign currency translation differences	Retained profits	Minority interests	Total
As at January 1, 2007		6,195	14,835	6,126	517	8,250	(25)	10,477	1,375	47,750
Issue of new shares in the PRC		1,150	37,720	-	-	-	-	-	-	38,870
Share issue expenses		-	(648)	-	-	-	-	-	-	(648)
Net profit for the six months ended June 30, 2007		-	-	-	-	-	-	9,690	279	9,969
Net gains on available-for-sale investments		-	-	-	-	15,397	-	-	154	15,551
Net gains on available-for-sale investments removed from equity and reported in net profit		-	-	-	-	(8,727)	-	-	(88)	(8,815)
Deferred tax recognized, net		-	-	-	-	(2,422)	-	-	(24)	(2,446)
Dividends declared	9	-	-	-	-	-	-	(1,616)	-	(1,616)
Appropriations to statutory reserve		-	-	808	-	-	-	(808)	-	-
Transfer of surplus reserve fund		-	-	(6)	-	-	-	6	-	-
Changes in subsidiaries		-	-	-	-	-	-	-	(113)	(113)
Currency translation adjustments		-	-	-	-	-	(23)	-	-	(23)
Dividends for minority interests		-	-	-	-	-	-	-	(34)	(34)
Shadow accounting adjustment		-	-	-	-	(863)	-	-	(9)	(872)
As at June 30, 2007		7,345	51,907	6,928	517	11,635	(48)	17,749	1,540	97,573

Supplementary information

1. Organization and principal activities

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company's principal subsidiaries are mainly engaged in the provision of life insurance, property and casualty insurance, banking and other financial services.

The registered address of the Company is Ping An Building, Ba Gua No. 3 Road, Shenzhen, the PRC.

2. Changes in accounting policies

The Group has revised certain accounting policies following the adoption of the following revised IFRSs which management considers being most relevant to its current operations:

- IFRIC 11 *IFRS 2 – Group and Treasury Share Transactions*

  This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments, to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The adoption of this interpretation did not have significant impact on the financial position or performance of the Group.

- IFRIC 12 *Service Concession Arrangements*

  This interpretation requires an operator under public-to-private service concession arrangements to recognize the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. This interpretation also addresses how an operator shall apply existing IFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. The adoption of this interpretation did not have significant impact on the financial position or performance of the Group.

- IFRIC 14 *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

  This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognized as an asset under IAS 19 Employee Benefits. As the Group had no significant defined benefit schemes currently, this interpretation had no significant impact on the financial position or performance of the Group.

The above revised accounting policies have no significant impact on these financial statements, and the Group considers other new or revised IFRSs and related pronouncements effective during the reporting period do not have significant impact on these financial statements either.

3. Segment reporting

The Group's business segment information is currently divided into life insurance business, property and casualty insurance business, banking business, securities business, corporate and other business. Segment net profit represents revenue less expenses directly attributable to a segment and the relevant portion of enterprise revenue less expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other segments of the Group.

The segment analysis for the six months ended June 30, 2008 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Gross written premiums and policy fees	39,521	14,671	-	-	-	-	-	54,192
Less: Premiums ceded to reinsurers	(605)	(2,739)	-	-	-	-	-	(3,344)
Change in unearned premium reserves	(421)	(2,313)	-	-	-	-	-	(2,734)
Net earned premiums	38,495	9,619	-	-	-	-	-	48,114
Reinsurance commission income	103	657	-	-	-	-	-	760
Interest income of banking operations	-	-	3,376	-	-	-	(7)	3,369
Fees and commission income of non-insurance operations	-	-	101	912	-	288	(19)	1,282
Investment income	8,768	990	(127)	103	(624)	345	(180)	9,275
Share of profits of associates	27	-	-	-	-	14	-	41
Other income	659	29	14	3	-	339	(252)	792
Total income	48,052	11,295	3,364	1,018	(624)	986	(458)	63,633
Change in deferred policy acquisition costs	4,966	350	-	-	-	-	-	5,316
Claims and policyholders' benefits	(33,922)	(6,697)	-	-	-	-	-	(40,619)
Commission expenses of insurance operations	(5,934)	(1,405)	-	-	-	-	82	(7,257)
Interest expenses of banking operations	-	-	(1,391)	-	-	-	126	(1,265)
Fees and commission expenses of non-insurance operations	-	-	(14)	(58)	-	(46)	-	(118)
Loan loss provisions, net of reversals	-	-	(9)	-	-	(7)	-	(16)
Foreign exchange losses	(403)	(37)	(1)	(4)	(62)	(18)	-	(525)
General and administrative expenses	(3,837)	(3,177)	(986)	(456)	48	(636)	239	(8,805)
Total expenses	(39,130)	(10,966)	(2,401)	(518)	(14)	(707)	447	(53,289)
Profit before tax	8,922	329	963	500	(638)	279	(11)	10,344
Income taxes	(597)	10	(168)	(99)	299	(70)	-	(625)
Net profit	8,325	339	795	401	(339)	209	(11)	9,719

The segment analysis for the six months ended June 30, 2007 is as follows:

(in RMB million)	Life insurance	Property and casualty insurance	Banking	Securities	Corporate	Others	Elimination	Total
Income statement								
Gross written premiums and policy fees	32,203	11,637	-	-	-	-	-	43,840
Less: Premiums ceded to reinsurers	(476)	(2,124)	-	-	-	-	-	(2,600)
Change in unearned premium reserves	(277)	(1,914)	-	-	-	-	-	(2,191)
Net earned premiums	31,450	7,599	-	-	-	-	-	39,049
Reinsurance commission income	111	564	-	-	-	-	-	675
Interest income of banking operations	-	-	2,257	-	-	-	-	2,257
Fees and commission income of non-insurance operations	-	-	68	1,046	-	258	(15)	1,357
Investment income	22,038	957	35	491	1,870	454	(108)	25,737
Other income	259	12	455	-	34	209	(225)	744
Total income	53,858	9,132	2,815	1,537	1,904	921	(348)	69,819
Change in deferred policy acquisition costs	3,727	409	-	-	-	-	-	4,136
Claims and policyholders' benefits	(43,045)	(4,804)	-	-	-	-	-	(47,849)
Commission expenses of insurance operations	(4,601)	(1,124)	-	-	-	-	52	(5,673)
Interest expenses of banking operations	-	-	(798)	-	-	-	109	(689)
Fees and commission expenses of non-insurance operations	-	-	(16)	(71)	-	(126)	-	(213)
Loan loss provisions, net of reversals	-	-	111	-	-	(6)	-	105
Foreign exchange losses	(316)	(11)	22	(2)	(25)	(3)	-	(335)
General and administrative expenses	(3,649)	(2,551)	(892)	(605)	(560)	(393)	165	(8,485)
Total expenses	(47,884)	(8,081)	(1,573)	(678)	(585)	(528)	326	(59,003)
Profit before tax	5,974	1,051	1,242	859	1,319	393	(22)	10,816
Income taxes	44	(291)	(156)	(183)	(179)	(82)	-	(847)
Net profit	6,018	760	1,086	676	1,140	311	(22)	9,969

4. **Gross written premiums and policy fees**

For the six months ended June 30, (in RMB million)	2008	2007
Gross written premiums, policy fees and premium deposits (as reported in accordance with PRC Accounting Standards)	**69,228**	53,885
Less: Premium deposits allocated to policyholder contract deposits	**(10,272)**	(8,372)
Premium deposits allocated to policyholder accounts	**(4,764)**	(1,673)
Gross written premiums and policy fees	**54,192**	43,840
Long term life business gross written premiums and policy fees	**36,540**	29,626
Short term life business gross written premiums	**2,981**	2,577
Property and casualty business gross written premiums	**14,671**	11,637
Gross written premiums and policy fees	**54,192**	43,840

5. **Net interest income of banking operations**

For the six months ended June 30, (in RMB million)	2008	2007
Interest income of banking operations		
Loans and advances to customers	**2,274**	1,348
Balances with central bank	**146**	73
Bonds	**633**	541
Cash and amounts due from banks and other financial institutions	**316**	295
Total	**3,369**	2,257
Interest expenses of banking operations		
Customer deposits	**996**	532
Due to banks and other financial institutions	**269**	157
Total	**1,265**	689
Net interest income of banking operations	**2,104**	1,568

6. Investment income

(1) Net investment income

For the six months ended June 30, (in RMB million)	2008	2007
Interest income on fixed maturity investments		
Bonds		
– Held-to-maturity	2,488	2,526
– Available-for-sale	1,929	1,170
– Carried at fair value through profit or loss	296	205
Term deposits		
– Loans and receivables	1,223	1,277
Current accounts		
– Loans and receivables	401	397
Others		
– Loans and receivables	184	126
Dividend income on equity investments		
Equity investment funds		
– Available-for-sale	2,250	2,975
– Carried at fair value through profit or loss	508	1,364
Equity securities		
– Available-for-sale	955	96
– Carried at fair value through profit or loss	68	35
Operating lease income from investment properties	139	151
Interest expenses on assets sold under agreements to repurchase	(182)	(429)
Total	10,259	9,893

(2) Realized gains

For the six months ended June 30, (in RMB million)	2008	2007
Fixed maturity investments		
– Available-for-sale	3	98
– Carried at fair value through profit or loss	18	117
Equity investments		
– Available-for-sale	9,228	8,717
– Carried at fair value through profit or loss	1,023	6,303
Derivative financial instruments		
– Carried at fair value through profit or loss	248	3
Total	10,520	15,238

(3) Unrealized gains/(losses)

For the six months ended June 30, (in RMB million)	2008	2007
Fixed maturity investments		
– Carried at fair value through profit or loss	(126)	(188)
Equity investments		
– Carried at fair value through profit or loss	(9,526)	684
Derivative financial instruments		
– Carried at fair value through profit or loss	(267)	110
Total	(9,919)	606

(4) **Impairment losses**

For the six months ended June 30, (in RMB million)	2008	2007
Equity investments		
– Available-for-sale	(1,585)	–

(5) **Total investment income**

For the six months ended June 30, (in RMB million)	2008	2007
Net investment income	10,259	9,893
Realized gains	10,520	15,238
Unrealized gains/(losses)	(9,919)	606
Impairment losses	(1,585)	–
Total	9,275	25,737

7. **Profit before tax**

(1) **Profit before tax is arrived at after charging/(crediting) the following items:**

For the six months ended June 30, (in RMB million)	2008	2007
Employee costs *(Note 7(2))*	2,444	4,301
Provision for insurance guarantee fund	219	176
Depreciation of investment properties	77	76
Depreciation of property and equipment	273	324
Amortization of intangible assets	211	81
Gains on disposal of non-performing assets	–	(284)
Loss on disposal of investment properties, property and equipment	3	1
Impairment losses on property and equipment, and intangible assets	1	9
Provision for doubtful debts, net	(63)	76
Auditor's remuneration-review and audit fee	15	12
Operating lease payments in respect of land and buildings	398	283

(2) **Employee costs**

For the six months ended June 30, (in RMB million)	2008	2007
Wages, salaries and bonuses	1,722	3,829
Retirement benefits, social security contributions and welfare benefits	722	472
Total	2,444	4,301

The employee costs reversed for the scheme of share appreciation rights during the Period are RMB1,068 million due to the decrease in stock price of the Company's H share (Six months ended June 30, 2007: expense accrued of RMB777 million).

8. **Income taxes**

For the six months ended June 30, (in RMB million)	**2008**	2007
Current income tax	**644**	666
Deferred income tax	**(19)**	181
Total	**625**	847

On March 16, 2007, the National People's Congress approved the *Corporate Income Tax Law of the People's Republic of China* (the new "CIT Law"). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from January 1, 2008. For subsidiaries and branches of the Group located in Special Economic Zones that were entitled to preferential income tax, the applicable CIT rate will be transited to 25% in five years. During the transitional period, the applicable CIT rate for applicable subsidiaries and branches will be 18%, 20%, 22%, 24% and 25% for year 2008, 2009, 2010, 2011 and 2012, respectively. For other subsidiaries and branches of the Group, the CIT rates are reduced from 33% to 25% from January 1, 2008.

Subsidiaries of the Group located in the Hong Kong Special Administrative Region are subject to Hong Kong profits tax. The tax rate of Hong Kong profits tax is reduced from 17.5% to 16.5% for the year from April 1, 2008 to March 31, 2009.

Reconciliation between tax expense and the product of accounting profit multiplied by the main applicable tax rate of 18% is as follows:

For the six months ended June 30, (in RMB million)	**2008**	2007
Profit before tax	**10,344**	10,816
Tax computed at the main applicable tax rate of 18% (2007:15%)	**1,862**	1,622
Tax effect of expenses not deductible in determining taxable income	**225**	573
Tax effect of income not taxable in determining taxable income	**(1,435)**	(1,558)
Tax effect of changes in tax rate	**58**	5
Tax effect of higher tax rate on branches and entities (in the PRC) located outside Special Economic Zones	**18**	205
Tax refund	**(103)**	–
Income taxes per consolidated income statement	**625**	847

The Group's tax position is subject to assessment and inspection of the tax authorities.

9. **Dividends**

For the six months ended June 30, (in RMB million)	**2008**	2007
Final dividend on ordinary shares approved and paid for the previous year: Final dividend for 2007: RMB0.50 per share (2006: RMB0.22 per share)	**3,673**	1,616
Interim dividends on ordinary shares approved (not recognized as a liability as at 30 June): Interim dividend for 2008: RMB0.20 per share (2007: RMB0.20 per share)	**1,469**	1,469

10. **Earnings per share**

Earnings per share is calculated by dividing the Company's net profit attributable to ordinary shareholders by the weighted average number of outstanding shares.

For the six months ended June 30,	**2008**	2007
Net profit attributable to ordinary shareholders (in RMB million)	**9,487**	9,690
Weighted average number of outstanding shares of the Company (million shares)	**7,345**	6,962
Basic earnings per share (in RMB)	**1.29**	1.39
Diluted earnings per share (in RMB)	**1.29**	1.39

11. **Contingent liabilities**

(1) **Litigation**

Owing to the nature of the insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including but not limited to being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies and other claims. Provision has been made for probable losses to the Group, including those claims where management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending assessments, lawsuits or possible violations of contracts when the outcome cannot be reasonably estimated or management believes the probability is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group or any of its subsidiaries.

(2) **Tax inspection**

In March 2008, the State Tax Bureau commenced regular inspection of the Group's tax filing positions for fiscal years ended 31 December 2004, 2005 and 2006. The Group has made relevant tax provision based on the understanding of the current tax laws. However, the inspection results would not be finalized in a short period of time and, currently, it is not feasible to make a reliable estimate of all under-provisions for the said fiscal years.

12. **Post balance sheet events**

On August 15, 2008, the directors approved 2008 interim dividend distribution of RMB0.20 per ordinary share totaling RMB1,469 million.

B. Prepared in accordance with PRC Accounting Standards

Consolidated Income Statement
For the six months ended June 30, 2008

For the six months ended June 30, (in RMB million)	2008	2007
Operating income		
Premium income	**69,228**	53,885
Including: reinsurance premium income	**59**	47
Less: Premium ceded to reinsurers	**(3,344)**	(2,600)
Change in unearned premium reserves	**(2,535)**	(2,105)
Net earned premiums	**63,349**	49,180
Interest income of banking operations	**3,369**	2,257
Interest expense of banking operations	**(1,265)**	(689)
Net interest income from banking operations	**2,104**	1,568
Fees and commission income of non-insurance operations	**1,282**	1,357
Fees and commission expense of non-insurance operations	**(118)**	(213)
Net fees and commission income of non-insurance operations	**1,164**	1,144
Investment income	**23,445**	29,108
Fair value gains and losses	**(18,759)**	3,094
Foreign exchange losses	**(525)**	(335)
Other income	**707**	292
Total operating income	**71,485**	84,051
Operating expenses		
Surrenders	**(6,840)**	(5,919)
Claims paid	**(17,505)**	(11,791)
Less: Reinsurers' share of claims paid	**1,106**	1,167
Change in insurance contract liabilities	**(21,776)**	(44,949)
Less: Reinsurers' share of insurance contract liabilities	**1,311**	348
Policyholder dividends	**(4,162)**	(897)
Expenses for reinsurance accepted	**(11)**	(7)
Commission expenses of insurance operations	**(7,246)**	(5,666)
Business tax and surcharges	**(1,702)**	(1,742)
General and administrative expenses	**(6,013)**	(6,571)
Less: Reinsurers' share of expenses	**760**	675
Other expenses	**(696)**	(195)
Impairment losses	**(1,539)**	(17)
Total operating expenses	**(64,313)**	(75,564)

For the six months ended June 30, (in RMB million)	2008	2007
Operating profit	**7,172**	8,487
Add: Non-operating income	**27**	435
Less: Non-operating expenses	**(80)**	(50)
Profit before tax	**7,119**	8,872
Less: Income taxes	**191**	(546)
Net profit	**7,310**	8,326
Attributable to:		
Equityholders of the parent	**7,102**	8,063
Minority interests	**208**	263
	7,310	8,326
	RMB	RMB
Earnings per share		
Basic earnings per share	**0.97**	1.16
Diluted earnings per share	**0.97**	1.16

Consolidated Balance Sheet
As at June 30, 2008

(in RMB million)	June 30, 2008	December 31, 2007
ASSETS		
Cash on hand and at bank	**69,127**	72,740
Balances with clearing companies	**3,648**	2,027
Placements with banks and other financial institutions	**532**	1,192
Held-for-trading financial assets	**76,070**	84,938
Derivative financial assets	**127**	177
Financial assets purchased under agreements to resell	**8,911**	36,457
Interest receivables	**6,011**	4,187
Premium receivables	**6,377**	4,568
Due from reinsurers	**1,967**	2,452
Reinsurers' share of insurance liabilities	**7,077**	4,931
Policy loans	**2,946**	2,411
Loans and advances to customers	**70,806**	63,125
Refundable deposits	**167**	887
Term deposits	**49,178**	41,731
Available-for-sale financial assets	**177,647**	178,539
Held-to-maturity investments	**126,397**	127,736
Long-term equity investments	**3,554**	2,207
Goodwill	**722**	610
Statutory deposits	**1,560**	1,560
Investment properties	**3,843**	4,051
Fixed assets	**8,223**	7,894
Intangible assets	**9,695**	3,621
Deferred tax assets	**4,022**	87
Other assets	**4,999**	3,216
Total assets	**643,606**	651,344

(in RMB million)	June 30, 2008	December 31, 2007
LIABILITIES AND EQUITY		
LIABILITIES		
Short-term borrowings	**3,819**	3,719
Due to banks and other financial institutions	**5,883**	7,532
Guarantee deposits	**6,320**	5,398
Placements from banks and other financial institutions	**128**	175
Derivative financial liabilities	**120**	189
Financial assets sold under agreements to repurchase	**16,936**	13,980
Customer deposits	**72,949**	72,133
Payables to brokerage customers	**10,821**	14,394
Premiums received in advance	**996**	2,981
Commission payable	**1,387**	1,104
Due to reinsurers	**3,392**	2,656
Salaries and welfare payable	**3,486**	4,732
Taxes payable	**1,431**	1,907
Interest payable	**644**	574
Claims payable	**6,005**	5,161
Policyholder dividends payable	**10,635**	7,006
Investment contract liabilities for policyholders	**6,856**	5,287
Insurance contract liabilities	**396,274**	380,947
Long-term borrowings	**3,954**	3,218
Deferred tax liabilities	**641**	4,822
Other liabilities	**7,551**	4,211
Total liabilities	**560,228**	542,126
EQUITY		
Share capital	**7,345**	7,345
Capital reserve	**42,431**	72,111
Surplus reserve fund	**8,339**	7,629
General reserve	**1,939**	1,939
Retained profits	**20,971**	18,252
Foreign currency translation differences	**(70)**	(42)
Equity attributable to equityholders of the parent	**80,955**	107,234
Minority interests	**2,423**	1,984
Total equity	**83,378**	109,218
Total liabilities and equity	**643,606**	651,344

Income Statement of the Company
For the six months ended June 30, 2008

For the six months ended June 30, (in RMB million)	2008	2007
Operating income		
Investment income	**6,584**	4,974
Fair value gains and losses	**(2,090)**	359
Foreign exchange losses	**(62)**	(25)
Other income	**–**	34
Total operating income	**4,432**	5,342
Operating expenses		
Business tax and surcharges	**(18)**	(54)
General and administrative expenses	**109**	(504)
Impairment losses	**(228)**	–
Total operating expenses	**(137)**	(558)
Operating profit	**4,295**	4,784
Less: Non-operating expenses	**(43)**	(1)
Profit before tax	**4,252**	4,783
Less: Income taxes	**299**	(179)
Net profit	**4,551**	4,604

Balance Sheet of the Company
As at June 30, 2008

(in RMB million)	June 30, 2008	December 31, 2007
ASSETS		
Cash on hand and at bank	**14,058**	40,858
Held-for-trading financial assets	**19,655**	8,176
Derivative financial assets	**1**	–
Financial assets purchased under agreements to resell	**200**	1,700
Interest receivables	**349**	75
Refundable deposits	**2**	–
Term deposits	**287**	289
Available-for-sale financial assets	**18,637**	4,311
Long-term equity investments	**17,868**	17,868
Fixed assets	**94**	85
Intangible assets	**33**	24
Deferred tax assets	**603**	10
Other assets	**561**	16
Total assets	**72,348**	73,412
LIABILITIES AND EQUITY		
LIABILITIES		
Salaries and welfare payable	**914**	1,325
Taxes payable	**131**	380
Other liabilities	**75**	219
Total liabilities	**1,120**	1,924
EQUITY		
Share capital	**7,345**	7,345
Capital reserve	**51,368**	52,506
Surplus reserve fund	**6,110**	5,655
General reserve	**395**	395
Retained profits	**6,010**	5,587
Total equity	**71,228**	71,488
Total liabilities and equity	**72,348**	73,412

C. Reconciliation of GAAP differences between PRC Accounting Standards and IFRS

The material GAAP differences between PRC Accounting Standards and IFRS in preparing financial statements are as follows:

For the six months ended June 30, (in RMB million) **Consolidated net profit**	*Notes*	**2008**	2007
Prepared in accordance with PRC Accounting Standards		**7,102**	8,063
Unearned premium reserves	*(i)*	**(199)**	(86)
Policyholders' reserves	*(ii)*	**(1,888)**	(2,106)
Deferred policy acquisition costs	*(iii)*	**5,316**	4,136
Deferred tax	*(iv)*	**(816)**	(301)
Minority interests and others		**(28)**	(16)
Prepared in accordance with IFRS		**9,487**	9,690

(in RMB million) **Consolidated equity**	*Notes*	**June 30, 2008**	December 31, 2007
Prepared in accordance with PRC Accounting Standards		**80,955**	107,234
Unearned premium reserves	*(i)*	**–**	199
Policyholders' reserves	*(ii)*	**(37,150)**	(35,262)
Deferred policy acquisition costs	*(iii)*	**46,621**	41,305
Deferred tax	*(iv)*	**(2,363)**	(1,547)
Minority interests and others		**(135)**	(107)
Prepared in accordance with IFRS		**87,928**	111,822

Minority interests have been deducted from the above amounts.

Notes:

(i) Under PRC Accounting Standards, unearned premium reserves of life insurance subsidiaries are provided using actuarial valuation results (1/365 method), and should be no less than 50% of the retained premium for the current period (1/2 method). Under IFRS, unearned premium reserves are provided using actuarial valuation results (1/365 method).

(ii) Under PRC Accounting Standards, policyholders' reserves are provided in accordance with related actuarial regulations promulgated by CIRC. Under IFRS, policyholders' reserves are provided in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iii) Under PRC Accounting Standards, handling costs and commission expenses of acquiring new policies are recognized in the income statement when incurred. Under IFRS, handling costs and commission expenses of acquiring new policies are deferred and amortized over the expected life of the insurance contracts at a constant percentage of expected premiums or at a constant percentage of the present value of estimated gross profits expected to be realized over the life of the insurance contracts by product type, in accordance with IFRS 4 Insurance Contracts and by reference to US GAAP.

(iv) The above differences between PRC Accounting Standards and IFRS are temporary differences in accordance with IAS 12 Income Taxes. The Group recognizes deferred tax assets and liabilities on the basis of the above differences and the tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The financial figures above in respect of the Announcement of Audited Results for the Six Months Ended June 30, 2008 ("Announcement") have been agreed by the Group's auditors, Ernst & Young, to the amounts set out in the Group's audited financial statements for the six months ended June 30, 2008. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance engagements issued by the HKICPA and consequently no assurance has been expressed by Ernst & Young on the Announcement.

LIQUIDITY AND FINANCIAL RESOURCES

The following table summarizes the carrying amount of liquid assets held by the Group:

(in RMB million)	As at June 30, 2008	As at December 31, 2007
Cash and cash equivalents	**67,514**	94,058
Held-for-trading investments	**31,614**	36,568
Total liquid assets	**99,128**	130,626

The Group utilizes short-term borrowings and assets sold under agreements to repurchase as part of the liquidity management for our daily operations. The following table summarizes the carrying amount of these arrangements:

(in RMB million)	As at June 30, 2008	As at December 31, 2007
Short-term borrowings	**3,947**	3,894
Assets sold under agreements to repurchase	**16,356**	13,556

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short-term borrowings will enable the Group to meet its foreseeable cash requirements.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES

Foreign currency denominated assets held by the Group are exposed to foreign currency risks. These assets include monetary assets such as deposits and bonds held in foreign currencies, and non-monetary assets measured at fair value such as our stocks and funds held in foreign currencies. The Group's foreign currency denominated liabilities are also exposed to fluctuations in exchange rates. These liabilities include monetary liabilities, such as loans, customer's deposits and claim reserves denominated in foreign currencies and non-monetary liabilities measured at fair value. The exposures to fluctuations in exchange rates from the above assets and liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities as well as the non-monetary assets and liabilities measured at fair value.

As at June 30, 2008 (in RMB million)	**Decrease in profit**	**Decrease in equity**
Net exposure to fluctuations in exchange rates assuming a simultaneous and uniform 5% depreciation of all foreign currency denominated monetary assets and monetary liabilities as well as all non-monetary assets and non-monetary liabilities measured at fair value against the Renminbi	597	1,638

EMBEDDED VALUE

In order to provide investors with an additional tool to understand our economic value and business performance results, the Company has disclosed information regarding embedded value in this section. The embedded value represents the shareholders' adjusted net asset value plus the value of the Company's in-force life insurance business adjusted for the cost of regulatory solvency margin deployed to support this business. The embedded value excludes the value of future new business sales.

The calculation of embedded value necessarily makes a number of assumptions with respect to future experience. As a result, future experience may vary from that assumed in the calculation, and these variations may be material. The market value of the Company is measured by the value of the Company's shares on any particular day. In valuing the Company's shares, investors take into account a variety of information available to them and their own investment criteria. Therefore, these calculated values should not be constructed as a direct reflection of the actual market value.

Components of Economic Value

(in RMB million)	June 30, 2008	December 31, 2007
Risk discount rate	**Earned Rate/11.5%**	Earned Rate/11.5%
Adjusted net asset value	**80,938**	107,032
Adjusted net asset value of life insurance business	**6,201**	30,128
Value of in-force insurance business written prior to June 1999	**(5,997)**	(9,058)
Value of in-force insurance business written since June 1999	**66,255**	61,921
Cost of holding the required solvency margin	**(11,207)**	(9,585)
Embedded value	**129,989**	150,311
Embedded value of life insurance business	**55,252**	73,407

(in RMB million)	June 30, 2008	December 31, 2007
Risk discount rate	**11.5%**	11.5%
Value of one year's new business	**9,465**	8,254
Cost of holding the required solvency margin	**(1,262)**	(1,067)
Value of one year's new business after cost of solvency	**8,202**	7,187
Value of first half year's new business after cost of solvency	**4,911**	3,896

Note: Figures may not be additive due to rounding.

OTHER INFORMATION

Purchase, sale, or redemption of listed shares

Neither the Company, nor any of its subsidiaries, has purchased, sold or redeemed any of the Company's listed shares from January 1, 2008 to June 30, 2008.

Audit committee

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices (the "Code on Corporate Governance Practices") contained in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review and supervise the Company's financial reporting process, internal audit and control procedures. The audit committee, comprising five Independent Non-executive Directors, namely Mr. Kwong Che Keung Gordon, Mr. Zhang Honyi, Mr. Chen Su, Mr. Cheung Wing Yui and Mr. Chow Wing Kin Anthony and one Non-executive Director, namely Mr. Ng Sing Yip, has reviewed with the management the accounting principles and practices adopted by the Company and discussed the internal controls and financial reporting matters including a review of the interim accounts of the Company.

Compliance with the Code on Corporate Governance Practices of the Listing Rules

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable Code Provisions set out in the Code on Corporate Governance Practices for any part of the period from January 1, 2008 to June 30, 2008 except that Mr. Ma Mingzhe has occupied the positions of both the Chairman of the Board of Directors and Chief Executive Officer of the Company.

Code Provision A.2.1 of the Code on Corporate Governance Practices provides that the roles of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. However, the Board is of the opinion that the Company has built up a board structure of international standard and has developed a very structured and strict operation system and a set of procedural rules for meeting of the Board of Directors. The Chairman does not have any special power different from that of other directors in relation to the decision making process. Also, in the day-to-day operation of the Company, the Company has in place an established management system and structure. Decisions on all material matters will be subject to complete and stringent deliberation and decision making procedures in order to ensure that the Chief Executive Officer can perform his duties diligently and effectively. Further, the current management model of the Company has been recognised in the industry and this model proves to be reliable, efficient and successful, therefore the continuous adoption of this model will be beneficial to the future development of the Company. There is also clear delineation in the responsibilities of the Board and the management set out in the articles of association of the Company.

Therefore, the Board is of the opinion that the Company's management structure is able to provide the Company with efficient management and at the same time, protect shareholders' rights to the greatest extent. The Company therefore does not currently intend to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company.

Further details of the Company's arrangements and considered reasons for the Company's intention not to separate the roles of the Chairman of the Board of Directors and the Chief Executive Officer of the Company were set out under the paragraph headed "Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules" in the Corporate Governance Report on pages 37 to 38 of the Company's 2007 annual report dated March 19, 2008.

Interim dividend

The Board approved that an interim dividend of RMB0.20 per share for the six months ended June 30, 2008 be paid to shareholders of the Company. According to the Articles of Association of the Company, dividends will be denominated in Renminbi. Dividends on A shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate, record date and arrangements in relation to the entitlements of holders of H shares to receive the interim dividends for the period ended June 30, 2008 will be separately announced according to the regulatory requirements and the Articles of Association of the Company.

Disclosure of information on the Stock Exchange's website and the Company's website

The interim results announcement and the interim report of the Company containing all information required by paragraphs 46(1) to 46(9) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.pingan.com.cn) respectively in due course.

By order of the Board of Directors
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, August 15, 2008

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Date of Board Meeting

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") hereby announces that a meeting of the Board of the Company will be held on Friday, August 15, 2008 at 1:00 p.m. for the purposes of, among other matters, considering and approving the interim results of the Company for the six months ended June 30, 2008 and the payment of an interim dividend, if any.

By Order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, August 5, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

RECEIVED
2008 DEC -3 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年7月18日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　　　證券代碼：601318　　　　編號：臨2008-032

中國平安保險（集團）股份有限公司
上市公司治理專項活動整改情況說明

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」或「公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司第七屆董事會第二十一次會議於2008年7月14日至2008年7月17日期間以通訊表決的方式召開，會議應參會董事19人，實際參會董事19人。會議符合《公司法》和本公司《公司章程》的規定。本公司《上市公司治理專項活動整改情況說明》經全體董事審議表決一致通過，具體內容請詳見本公司在上海證券交易所網站(www.sse.com.cn)公告。

特此報告。

中國平安保險（集團）股份有限公司董事會
2008年7月18日

中國平安保險（集團）股份有限公司
上市公司治理專項活動整改情況說明

為認真貫徹落實中國證券監督管理委員會《關於公司治理專項活動公告的通知》（中國證券監督管理委員會公告【2008】27號）和深圳證券監管局《關於做好深入推進公司治理專項活動相關工作的通知》（深證局公司字【2008】62號）的有關文件精神，本公司根據境內外有關法律法規的要求，在2007年公司治理專項活動自查報告、整改計劃及整改報告的基礎上，重新審視並梳理了本公司公司治理的各個環節，從嚴遵守相關監管要求，積極開展公司治理整改核查工作，現就截至2008年6月30日本公司治理專項活動整改核查情況說明如下：

一、公司治理整改核查工作的組織安排

本公司高度重視本次公司治理整改核查專項活動，認真學習了中國證券監督管理委員會（以下簡稱「中國證監會」）和深圳證券監管局（以下簡稱「深圳證監局」）關於本次專項活動的有關文件精神，並向公司董事、監事和高級管理層進行了傳達。本公司董事會辦公室作為公司治理整改核查工作的牽頭部門專門負責跟進落實具體工作，核查參與部門包括但不限於集團法律事務部、集團資金部、集團辦公室和集團人力資源部。公司以此次整改核查專項活動為契機，堅決按照中國證監會及深圳證監局相關要求完成各項工作，夯實公司治理基礎，進一步加強和提升中國平安公司治理水準，爭取成為此次公司治理專項活動的優秀標桿企業。

二、公司治理整改核查工作的情況報告

根據中國證監會和深圳證監局有關文件要求，結合公司2007年治理專項活動自查報告、整改計劃及整改報告，本公司將整改核查工作按照內部職責分工具體分解落實到各責任部門，並且組織公司具體責任部門的部門長和工作人員學習中國證監會和深圳證監局有關文件精神要求，傳達落實公司董事會和高級管理層對待本次公司治理整改核查工作的要求，督促各責任部門的部門長和工作執行人員高度重視並認真落實本次公司治理整改核查的各項工作。公司治理整改核查工作情況如下：

	2007年公司治理自查報告	2007年公司治理整改計劃	2007年公司治理整改報告	截至2008年6月30日公司治理整改核查情況説明
1、執行委員會工作細則	根據公司章程的有關規定：公司執行委員會應制訂執行委員會工作細則，報董事會批准後實施。 在法人治理專項活動進行自查以前，公司制定了《集團執行委員會會議制度（2006版）》，但該制度僅屬於公司內部的會議制度，尚未通過公司董事會審議並批准。	公司根據公司章程的規定制定《執行委員會工作細則》。	公司已制定完成《執行委員會工作細則》，並將《執行委員會工作細則》提交2007年8月16日召開的公司中期董事會批准後實施。	集團執行委員會積極貫徹《執行委員會工作細則》，及時召集會議，就公司相關重大事項進行集體研究、集體決策，同時集團執委會下設的預算、投資、風險、投資者關係四大管理委員會也認真履行職責，集體審議各自負責的重大事項，有力地保證了公司各種重大決策的科學、穩健與透明，推動了公司治理的進一步完善。

2、信息披露事務管理制度	根據中國證監會《上市公司信息披露管理辦法》的要求，上市公司應制定《信息披露事務管理制度》，並提交董事會審議後實施。 在法人治理專項活動自查以前，公司雖然按照《上市公司信息披露管理辦法》和《上海證券交易所股票上市規則》等規定由董事會秘書和董事會辦公室負責信息披露工作，並制定有相應的規章和指南，但沒有制定專門的《信息披露事務管理制度》並報專門的董事會批准。	公司制定《信息披露事務管理制度》，該制度同時對定期報告的編制、審議和披露的流程進行規範。	公司已制定完成《信息披露事務管理制度》，於2007年6月15日至6月25日期間以通訊表決的方式召開第七屆董事會第十三次會議，審議批准了《信息披露事務管理制度》，並於2007年7月2日公司以平保辦【2007】24號文形式在公司內下發，要求公司各相關單位遵照執行。	《信息披露事務管理制度》制定後，公司各相關部門均嚴格按照規定履行上市公司信息披露工作職責，理順了各自的工作關係及流程，確保公司能夠做到依法及時、準確、公平的向社會公眾進行信息披露，取得了良好的效果，不存在任何違反信息披露規定的情形。
3、募集資金管理制度	在法人治理專項活動自查以前，雖然公司對募集資金實行嚴格的專項專戶管理，募集資金均集中存放在深圳市商業銀行的專項賬戶中，募集資金的使用也嚴格遵循公司既有的資金使用辦法和制度，但公司沒有制定專項的《募集資金管理制度》。	公司制定《募集資金專項存儲及使用管理制度》，以規範募集資金管理，提高募集資金的使用效率。	公司已制定完成《募集資金專項存儲及使用管理制度》，並於2007年7月6日公司以平保辦【2007】28號文形式下發了《募集資金專項存儲及使用管理制度》，要求公司各相關單位遵照執行。	公司募集資金嚴格按照《募集資金專項存儲及使用管理制度》相關規定進行使用，公司不存在任何違反管理制度規定的情形。

4、獨立董事工作指引	在法人治理專項活動自查以前，雖然在《公司章程》和董事會專業委員會工作細則中，對獨立董事的任職資格、任免制度、職責、義務有相關規定，但公司未綜合各項規定，制訂專門的獨立董事制度。	公司匯總境內外有關規定，參照最佳市場實踐制定有關獨立董事工作指引。	公司已制定完成《獨立董事工作指引》，並於2007年8月16日第七屆董事會第十四次會議上作為備案文件提交董事會和獨立董事審閱備查。	公司以及公司獨立董事均嚴格按照《獨立董事工作指引》履行各自的工作職責和義務，不存在任何違反工作指引規定的情形。
5、關聯交易管理制度	中國保監會2007年4月6日制定發布了《保險公司關聯交易管理暫行辦法》，要求各保險公司貫徹落實。公司需要根據保監會對關聯交易的管理規定，相應修訂公司關聯交易管理制度。	公司根據保監會《保險公司關聯交易管理暫行辦法》，修訂公司《關聯交易管理制度》，以規範集團公司以及各專業子公司與關聯人士的關聯交易，確保關聯交易符合公開、公平、公正的原則，保障公司和全體股東的合法權益。	公司已制定完成《關聯交易管理制度》；2007年6月29日公司以平保辦【2007】22號文形式下發了《關聯交易管理制度》，要求公司各相關單位遵照執行。	《關聯交易管理制度》制定後，公司各相關部門均嚴格按照管理制度的有關規定履行相應職責和義務，確保了關聯交易符合公開、公平、公正的原則，保障公司和全體股東的合法權益。 由於公司已公布新的財務數據，再加上關聯方名單的變更，目前集團法律事務部正在對《關聯交易管理制度》進行修訂，預計今年三季度期間將完成修訂並頒布執行。

6、董事、監事及高級管理人員持有及買賣本公司股票的行為守則	公司發行H股並上市後，制定了有關《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，公司2007年3月發行A股並上市後，該守則需要根據境內A股有關的法律法規作出相應修訂。	公司根據境內A股有關法律法規的要求，相應修訂公司《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，以規範集團公司董事、監事及高級管理人員及集團公司、各專業子公司相關人員持有及買賣公司股票的行為，為其提供有效的指引，防範規避內幕交易。	公司已修訂完成《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，2007年7月3日公司以平保辦【2007】26號文形式下發了《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》，要求公司各相關人員遵照執行。	公司及公司董事、監事及高級管理人員均嚴格按照《董事、監事及高級管理人員持有及買賣本公司股票的行為守則》的相關規定履行各自的義務，並無任何因持有及買賣本公司股票而違反行為守則規定的情形。
7、投資者關係管理制度	公司發行H股並上市後，為強化投資者關係管理，公司設立了投資者關係管理委員會並制訂了《投資者關係管理委員會章程》、《投資者關係工作指引》及相關操作細則等。公司2007年3月發行A股並上市後，面對新的投資者群體和新的監管環境，需要對現有的投資者關係管理制度，遵照境內A股有關的法律法規作出相應修訂。	公司投資者關係管理委員會遵照境內A股有關的法律法規對《投資者關係管理委員會章程》和《投資者關係工作指引》進行相應修訂並制訂《投資者關係工作制度》。	公司已修訂完成《投資者關係管理委員會章程》和《投資者關係工作指引》，制定完成了《投資者關係工作制度》。並於8月提交投資者關係管理委員會會議審議通過並生效。	投資者關係部門在制度生效後完善了部門層面操作細則，並嚴格按照制度管理開展投資者關係相關工作，在嚴格遵守信息披露相關法規的前提下加強了與境內外投資者的溝通，取得了良好的效果。
8、重大交易管理制度	在本次法人治理專項活動中，公司高度重視規範公司及子公司的重大交易的重要性，以保護公司和全體股東的合法權益，並依法對該類交易進行信息披露。	根據上市規則的要求，並結合公司的實際情況，制定《重大交易管理制度》。	公司已制定完成《重大交易管理制度》，2007年6月28日公司以平保辦【2007】20號文形式下發了《重大交易管理制度》，要求公司各相關單位遵照執行。	《重大交易管理制度》制定後，公司各相關部門均嚴格按照管理制度的有關規定履行相應職責和義務，確保了公司能夠及時、準確的披露重大交易信息，取得了良好的效果。

三、中國平安公司治理專項活動總體成效

通過本次公司治理整改核查專項活動，本公司重新審視了自身公司治理的各個環節，從嚴遵守相關監管要求，對本公司的公司治理規範度和公平度、信息披露及時性和透明度、股東價值提升及認同度、財務會計準則和監管機構規定遵守程度、風險管理機制和內部控制制度的完善程度方面都起到了明顯的促進作用。

本次富有成效的公司治理專項活動，有利於提高公司的經營管理水平和競爭能力，有利於公司的持續、健康和穩定發展，為公司發展成為國際領先的綜合金融服務集團打下了堅實的基礎。公司未來將繼續以股東價值增長為指導思想，持續完善和規範公司治理制度。

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd. for the period from January 1, 2008 to June 30, 2008 were RMB53,948.15 million, RMB14,528.16 million, RMB14.76 million and RMB593.97 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn).

The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules. As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, July 17, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

VOTING RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON THURSDAY, JULY 17, 2008

The board of directors (the "**Board of Directors**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") is pleased to announce that the second extraordinary general meeting of the Company for 2008 (the "**EGM**") was held at 10:00 a.m. on Thursday, July 17, 2008 at Ping An School of Financial Services, Guanlan, Shenzhen, PRC. The number of issued shares of the Company as at the date of the EGM was 7,345,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM.

The shareholders and authorized proxies holding an aggregate of 4,699,910,043 shares, representing 63.9874% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The EGM was chaired by Mr. Ma Mingzhe, Chairman of the Board of Directors and Chief Executive Officer of the Company. In accordance with the Articles of Association of the Company, voting in respect of the resolution was conducted by way of poll. Computershare Hong Kong Investor Services Limited, the Company's H share Registrar, was appointed by the Company as the scrutineer for the vote-taking at the EGM whereas King and Wood was appointed as the witnessing lawyer at the EGM.

To the best knowledge, information and belief of the directors of the Company, there were no restrictions on any shareholder casting votes on any of the proposed resolution at the EGM and no shareholder has a material interest in the matter considered at the EGM and is required to abstain from voting at the EGM.

The special resolution as set out in the notice of the EGM dated June 2, 2008 was duly passed. The poll results in respect of the special resolution proposed at the EGM were as follows:

SPECIAL RESOLUTION		Total number of votes		
		For	Against	Abstention
1.	To consider and approve the amendment to the Articles of Association of the Company.	4,699,747,543 (99.9965%)	0 (0%)	162,500 (0.0035%)

As more than two-third of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Company Secretary

Shenzhen, PRC, July 17, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Announcement

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company will issue the following announcement in designated newspapers in the People's Republic of China on July 17, 2008:

*****

Ping An Insurance (Group) Company of China, Ltd. Announcement regarding the Disclosure of Unaudited Financial Statements for the first half of 2008 of Ping An Securities Company, Ltd on the website of China Money

Special Notice:

Ping An Insurance (Group) Company of China, Ltd. (hereinafter referred to as the "Company") and all the members of the board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement, and jointly accept responsibility for any false representations, misleading statements or material omissions contained herein.

Pursuant to the requirements of the "Notice in Relation to the Disclosure of 2008 Interim Unaudited Financial Statements by Securities Companies" of Zhong Hui Jiao Fa 2008 No. 183, the unaudited financial statements for the first half of 2008 (including balance sheet, net capital calculation sheet and income statement) of Ping An Securities Company, Ltd. (hereinafter referred to as "Ping An Securities"), a subsidiary of the Company, will be disclosed on the website of China Money (www.chinamoney.com.cn) before July 20, 2008.

Please refer to the attached unaudited financial statement for the first half of 2008 of Ping An Securities.

The Board of Directors of Ping An Insurance (Group) Company of China, Ltd.

July 17, 2008

Ping An Securities Company, Ltd.
Assets Statement
June 30, 2008

Reporting Entity: Company=999999

(including all of its controlled entities) RMB exchange rate: 1.000 HK$ exchange rate: 0.87917 US$ exchange rate: 6.8591 Unit: Yuan

	RMB equivalent		RMB		HK$		US$	
No. Code Category	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period
Assets								
10 Monetary assets	17,469.098,740 08	9,141,502,014.23	17,094,535,344.76	8,867,754,055.02	272,786,689.40	217,681,747.33	16,309,092.23	12,008,674.23
20 of which: customer cash deposits	17,167,452,950.80	8,797,299,345.42	16,825,664,649.84	8,525,309,011.71	251,730,499.23	217,157,994.36	14,521,383.25	11,819,559.39
30 Balances with clearing companies	2,017,599,448.69	3,602,792,842.36	1,990,013,423.10	3,592,951,224.27	21,686,689.45	9,992,185.46	996,501.29	154,071.00
40 of which : balances with clients	1,347,470,723 00	3,555,058,921.23	1,319,884,697.41	3,545,217,303.14	21,686,689.45	9,992,185.46	996,501.29	154,071.00
50 Placements with banks and other financial institutions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60 Held-for-trading financial assets	2,079,340.086.67	3,826,032,759.56	2,027,162,730.33	3,777,579,254.07	0 00	0 00	7,143,081.94	7,064,120 00
70 Derivative financial assets	0.00	0.00	0 00	0.00	0.00	0.00	0.00	0.00
80 Financial assets purchased under agreement for resell	261,738,398.69	289,800,000.00	261,738,398.69	289,800,000.00	0.00	0.00	0.00	0.00
90 Interest receivables	449,688.34	79,317.83	449,688.34	79,317.83	0.00	0.00	0.00	0.00
100 Dividend receivables	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
110 Provisions for bad debts	(5,148.493.43)	(6,974,532.80)	(5,148,493.43)	(6,974,318.83)	0.00	(225.75)	0.00	(2.26)
120 Intra-group transactions	0.00	0 00	0.00	0 00	0.00	0.00	0.00	0.00
130 Deposits with stock and futures exchanges	835,159,907.38	109,315,618 69	830,846,715.38	104,826,151.69	2,500,000.00	3,000,000.00	270.000.00	270,000.00
140 of which: customer deposits	143,384,907.38	104,815,618.69	139,071,715.38	100,326,151.69	2.500,000.00	3,000,000 00	270,000.00	270,000.00
150 Available-for-sale financial assets	429,263,784.02	51,824,486.73	429,263,784 02	51,824,486.73	0.00	0 00	0.00	0.00
160 Held-to-maturity investments	0.00	0.00	0.00	0.00	0.00	0 00	0.00	0.00
170 Hedging instrument	0.00	0 00	0.00	0.00	0 00	0.00	0.00	0.00
180 Items hedged against	0 00	0.00	0.00	0.00	0.00	0.00	0 00	0.00
190 Long-term equity investments	93,961,468 46	93,961,468.46	93,961,468.46	93,961,468.46	0.00	0.00	0.00	0.00
200 Investment properties	10,457,702.86	9,766,834.70	10,457,702.86	9,766,834.70	0.00	0.00	0.00	0.00
210 Fixed assets	105,529,617.78	116,357,763 25	105,529,617.78	116,357,763.25	0.00	0.00	0.00	0.00
220 Intangible assets	25,680,195.06	23,127,468 81	24,563,627.44	22,238,777.00	101,666.75	80,486.15	139,825.44	119,247.54
230 of which: membership fees	14,507,661.42	11,608,557.86	13,391,093.80	10,719,866 05	101,666.75	80,486.15	139,825.44	119,247.54
240 Deferred tax assets	20,298,104 62	25,687,852.23	20,298,104.62	25,687,852.23	0.00	0 00	0.00	0.00
250 Other assets	84,387,683.70	71,153,712 68	83.136,699.40	70.880,573.02	1,333,229.10	237,106.41	352.55	9,430.22
260 Total assets	23,427.816,332.92	17,354,427,606.73	22,966,808,811.75	17,016,733.439.44	298,408,274.70	230,991,299.60	24,858,853.45	19,625,540.73
Supplemental information:								
270 Assets and deposits under management	620,381.74	54,971,048.81	620,381.74	54,971,048.81	0.00	0.00	0.00	0.00
280 Customer balances with clearing companies	456,114,525 46	395,192,527.81	456,114,525.46	395,192,527.81	0.00	0 00	0.00	0.00
290 Amounts receivables	0.00	12,417.15	0.00	12,417.15	0.00	0.00	0.00	0.00
300 Trusted investments	465,414,463.70	780,773,981.78	465,414,463.70	780,773,981.78	0.00	0.00	0.00	0.00
310 of which: investment costs	516,906,117.72	500.903,085.20	516,906,117.72	500.903,085.20	0.00	0.00	0.00	0.00
320 Unsettled losses and gains	(17,845,655.06)	94,540,429.80	(17,845,655.06)	94,540,429.80	0.00	0.00	0.00	0.00
330 Appreciation	(33,645,998.96)	185,330,466.78	(33,645,998.96)	185,330,466.78	0.00	0.00	0.00	0.00

Ping An Securities Company, Ltd.
Liabilities Statement
June 30, 2008

Reporting Entity: Company=999999

(including all of its controlled entities) RMB exchange rate: 1.000 HK$ exchange rate: 0.87917 US$ exchange rate: 6.8591 Unit: Yuan

	RMB equivalent		RMB		HK$		US$	
No. Code Category	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period	Beginning of the year	End of the period
Liabilities								
10 Short term loans	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
20 of which: pledged loans	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30 Placements from banks and other financial institutions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
40 Held-for-trading financial assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50 Derivative financial liabilities	99,104,000.00	0.00	99,104,000.00	0.00	0.00	0.00	0.00	0.00
60 Financial assets sold under agreements to repurchase	0.00	852,500,000.00	0.00	852,500,000.00	0.00	0.00	0.00	0.00
70 Customer brokerage deposits	18,644,773,235.09	12,450,935,377.61	18,274,804,167.14	12,167,641,925.65	274,741,811.24	228,944,489.20	15,429,500.69	11,956,718.14
80 Underwriting proceeds payables	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90 Staff remuneration payable	434,662,221.58	211,087,270.65	434,662,221.58	211,087,270.65	0.00	0.00	0.00	0.00
100 Taxes payable	102,400,050.35	86,216,830.95	102,400,050.35	86,211,103.38	0.00	486.93	0.00	772.62
110 Interest payable	0.00	377,450.77	0.00	377,450.77	0.00	0.00	0.00	0.00
120 Estimated liabilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
130 Long-term borrowings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
140 Bonds payables	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
150 Currency translation	0.00	0.00	2,164,468.54	2,072,318.49	(4,576,917.28)	(1,105,267.79)	290,401.29	(160,458.40)
160 Deferred tax liabilities	76,479,237.74	7,803,093.57	76,479,237.74	7,803,093.57	0.00	0.00	0.00	0.00
170 Other liabilities	370,474,011.90	76,705,458.09	370,104,852.22	76,339,849.99	64,947.68	101,091.27	42,212.30	40,345.19
180 Total liabilities	19,727,892,756.65	13,685,625,481.65	19,359,718,997.57	13,404,033,012.50	270,229,841.64	227,940,799.61	15,762,114.28	11,837,377.55
Equity:								
190 Paid-up capital	1,800,000,000.00	1,800,000,000.00	1,745,215,500.00	1,748,556,750.00	0.00	0.00	7,500,000.00	7,500,000.00
200 Capital reserves	165,309,727.99	278,732.97	165,309,727.99	278,732.97	0.00	0.00	0.00	0.00
210 of which: the impact of changes in the fair value of AFS assets	165,309,727.99	278,732.97	165,309,727.99	278,732.97	0.00	0.00	0.00	0.00
220 Less: treasury shares								
230 Surplus reserves	171,442,907.03	171,618,465.03	171,442,907.03	171,618,465.03	0.00	0.00	0.00	0.00
240 General risk provision	173,685,659.43	173,861,217.43	173,685,659.43	173,861,217.43	0.00	0.00	0.00	0.00
245 Trading risk provision	148,744,265.43	148,919,823.43	148,744,265.43	148,919,823.43	0.00	0.00	0.00	0.00
250 Profit for the year	0.00	400,970,271.85	0.00	396,311,823.71	0.00	3,050,499.99	0.00	288,163.18
260 Unallocated profit	1,240,741,016.39	973,153,614.37	1,202,691,754.30	973,153,614.37	28,178,433.06	0.00	1,596,739.17	0.00
270 Foreign currency translation differences	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
280 Equity attributable to equity holders of the parent	3,699,923,576.27	3,668,802,125.08	3,607,089,814.18	3,612,700,426.94	28,178,433.06	3,050,499.99	9,096,739.17	7,788,163.18
290 Minority interests	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
300 Total equity	3,699,923,576.27	3,668,802,125.08	3,607,089,814.18	3,612,700,426.94	28,178,433.06	3,050,499.99	9,096,739.17	7,788,163.18
310 Total equity and liabilities	23,427,816,332.92	17,354,427,606.73	22,966,808,811.75	17,016,733,439.44	298,408,274.70	230,991,299.60	24,858,853.45	19,625,540.73
Supplemental information:								
300 Capital under management	921,825,828.00	1,230,557,535.33	921,825,828.00	1,230,557,535.33	0.00	0.00	0.00	0.00
330 Amounts payable	323,542.90	392,440.22	323,542.90	392,440.22	0.00	0.00	0.00	0.00

B2-1 Income Monitoring Statement

Reporting Entity: Ping An Securities Company, Ltd. June 2008 Unit:Yuan

Items	No.	Current period	Current year
I. Operating Income	1	15,937,343.49	955,701,060.66
Handling charges and commission income, net (net losses represented by "-")	2	51,810,667.60	842,569,734.92
of which: Net operating income from securities trading agency services	3	47,220,667.60	450,816,893.02
Net operating income from securities underwriting business	4	2,960,000.00	330,565,253.84
Net operating income from sponsoring business	5		37,500,000.00
Net operating income from financial consultation business	6	750,000.00	3,530,000.00
Net operating income from investment consultation business	7		
Net operating income from trusted client asset management business	8	-1,699,476.08	11,985,266.71
of which: Net operating income from directional asset management business	9	113,876.66	745,499.94
Net operating income from collective asset management business	10	148,712.29	627,161.85
Net operating income from specialized asset management business	11		
Net interest income (net losses represented by "-")	12	7,198,058.54	52,839,378.47
of which: Net interest income from placement with banks and financial institutions	13	7,562,443.79	60,496,246.82
Net interest income from lending	14	473,961.78	4,904,186.55
Net interest income from securities financing	15		
Net interest income from bond repurchase	16	-838,347.03	-12,561,054.90
Investment gains (net losses represented by "-")	17	-89,811,345.58	261,412,389.24
of which: Gains attributable to investment in associates and joint ventures	18		
Investment gains from held-for-trading financial instruments	19	-93,555,681.42	-5,366,887.77
Investment gains from available-for-sale financial assets	20	4,498,995.25	28,091,299.91
Investment gains from held-to-maturity financial assets	21		
Investment gains from derivative financial instruments	22	-754,659.41	238,687,977.10
Gains attributable to changes in fair value	23	48,893,139.07	-210,886,846.15
of which: Gains attributable to changes in fair value of held-for-trading financial instruments	24	48,519,212.72	11,751,524.31
Gains attributable to changes in fair value of derivative financial instruments	25	373,926.35	-222,638,370.46
Gains attributable to changes in fair value of realized securities	26		
Net exchange gains (net losses represented by "-")	27	-784,484.27	-4,437,809.64
Other operating income	28	330,784.21	2,218,947.11
II. Operating expenses	29	43,884,366.20	452,678,433.67
Operating tax and surcharges	30	-1,745,782.70	59,380,257.85
General and administrative expenses	31	45,572,395.56	391,295,986.00
of which: Depreciation and amortization	32	2,739,827.50	16,126,916.70
Leases of premises and equipments	33	3,134,478.19	12,819,070.04
Staff remuneration	34	18,158,581.28	232,831,641.98
Fund for the protection of securities investors	35	235,720.31	14,322,231.54
Asset depreciation losses (reversal represented by "-")	36	19,206.19	1,826,039.37
Other operating cost	37	38,547.15	176,150.45
III. Operating profit (losses represented by "-")	38	-27,947,022.71	503,022,626.99
Add: Non-operating income	39	50,985.64	685,397.69
Less: Non-operating expenses	40	1,101,398.22	3,551,417.89
IV. Profit before tax (total losses represented by "-")	41	-28,997,435.29	500,156,606.79
Less: Income tax expenses	42	-3,870,416.23	99,186,334.94
V. Net profit (net losses represented by "-")	43	-25,127,019.06	400,970,271.85
Supplemental information			
Third parties custodian fees	44	1,570,834.52	6,709,420.40

A1-1 Net Capital Calculation Sheet for Securities Company

Company name: Ping An Securities Company, Ltd. June 2008 Unit: RMB

Items	No.	Balances at beginning of the period	Balances at end of the period	Deduction rate	Amount for calculation: Balances at beginning of the period	Amount for calculation: Balances at end of the period
Net assets	1	3,701,719,219.02	3,668,802,125.08		3,701,719,219.02	3,668,802,125.08
Less: adjustments in repect of the risks of financial assets	2	3,378,845,872.52	3.866,591,402.92		101,990,224.46	87,548,428.23
1. Shares	3	260,925,101.35	113,002,333.75		35,330,911.68	16,726,223.83
Shanghai 180 Index, Shenzhen 100 Index, Shanghai and Shenzhen 300 Index Component Shares	4	153,550,091.88	45,708,011.57	10%	15,355,009.19	4,570,801.16
Ordinary listed shares	5	29,981,988.19	26,068,835.45	15%	4,497,298.23	3,910,325.32
Unlisted shares	6	77,393,021.28	41,225,486.73	20%	15,478,604.26	8,245,097.35
Restricted shares	7	0.00	0.00	20%	0.00	0.00
Shares held the market value of which exceeds 5% of the total market value of such shares	8	0.00	0.00	40%	0.00	0.00
ST shares	9	0.00	0.00	50%	0.00	0.00
*ST shares	10	0.00	0.00	60%	0.00	0.00
Delisted shares that are tradable at share registrars	11	0.00	0.00	80%	0.00	0.00
Delisted shares that are not tradable at share registrars	12	0.00	0.00	100%	0.00	0.00
2. Monetary market funds	13	33,988,943.64	34,078,062.11	1%	339,889.44	340,780.62
3. Short-term commercial papers	14	2,078,902,720.00	2,249,793,390.00	1%	20,789,027.20	22,497,933.90
4. Government bonds	15	0.00	556,283,560.00	1%	0.00	5,562,835.60
5. Central bank notes	16	0.00	0.00	1%	0.00	0.00
6. Special financial bonds	17	48,913,331.67	48,453,505.49	1%	489,133.32	484,535.05
7. Securities investment funds (excluding monetary market funds)	18	92,150,865.86	43,763,611.57	2%	1,843,017.32	875,272.23
8. Convertible bonds	19	0.00	0.00	5%	0.00	0.00
9. Corporate bonds (including company bonds)	20	863,964,910.00	821,216,940.00	5%	43,198,245.50	41,060,847.00
10. Trust products investments	21	0.00	0.00	80%	0.00	0.00
11. Other financial products investmetns	22	0.00	0.00		0.00	0.00
Less: adjustments in repect of the risks of derivative financial assets	23	511,049.00	666,843.37		102,209.80	133,368.67
1. Warrants investment	24	511,049.00	666,843.37	20%	102,209.80	133,368.67
2. Stock index and futures investment	25				0.00	0.00
3. Other derivative financial assets	26				0.00	0.00
Less: adjustments in respect of the risks of other assets	27	793,133,844.67	732,275,503.85		198,155,535.43	174,089,688.74
Placements with banks and other financial institutions (within the term of contract)	28			0%	0.00	0.00
Funds raised	29			5%	0.00	0.00
Realized securities	30			5%	0.00	0.00
Financial assets purchased under agreements to resell (unexpired)	31	100,000,000.00	289,800,000.00	0%	0.00	0.00
Interest receivables	32	50,630,192.48	79,317.83	0%	0.00	0.00
Deposits with stock and futures exchanges	33	313,963,373.30	109,315,618.69		20,882,500.00	450.000.00
of which 1. Trading deposits	34	105,138,373.30	104,815,618.69	0%	0.00	0.00
2. Performance deposits	35	208,825,000.00	4,500,000.00	10%	20,882,500.00	450,000.00
3. Other deposits with stock and futures exchanges	36			0%	0.00	0.00
Long term equity investments excluding investment in equity of listed companies	37	93,961,468.46	93,961,468.46		9,396,146.85	9,396,146.85
of which 1. Investment in equity of securities companies	38			10%	0.00	0.00
2. Investment in equity of fund management companies	39			10%	0.00	0.00
3. Investment in equity of futures companies	40	93,961,468.46	93.961.468.46	10%	9,396,146.85	9,396,146.85
4. Other equity investments	41	0.00	0.00	100%	0.00	0.00
Investment properties	42	9,792,685.84	9,766,834.70	50%	4,896,342.92	4,883,417.35
Fixed assets	43	105,522,998.51	116,357,763.25		82.801,637.27	92,582,276.98
of which: 1. Properties with clear ownership	44	30,422,653.48	30,349,274.87	50%	15,211,326.74	15.174,637.44
2. Other fixed assets	45	75,100,345.03	86,008,488.38	90%	67,590,310.53	77,407,639.54
Intangible assets	46	23,453,501.16	23,127,468.81		17,440,102.17	17,323,189.88
of which: 1. Membership fees	47	12,026,797.99	11,608,557.86	50%	6,013,399.00	5,804,278.93
2. Other intangible assets	48	11,426,703.17	11,518,910.95	100%	11,426,703.17	11,518,910.95
Goodwill	49			100%		
Deferred tax assets	50	37,575,189.11	25,687,852.23	100%	37,575,189.11	25,687.852.23
Dividend receivables	51			0%	0.00	0.00
Amounts due from clients of commercial papers	52			100%		
Amounts receivalbes	53	44,937,664.50	51,028,309.49		11,866,845.80	10,615,935.06
of which: 1. aged within one year (including one year)	54	35,320,133.56	43,477,417.70	10%	3,532,013.36	4,347,741.77
2. aged between one to two years (including two years)	55	2,565,397.00	2,565,397.00	50%	1,282,698.50	1,282,698.50
3. aged over two years	56	327,815.00	327,815.00	100%	327,815.00	327,815.00
4. amounts due from shareholders and their connected companies	57	6,724,318.94	4,657,679.79	100%	6,724,318.94	4,657,679.79
Securities underwriting brokerage	58	0.00	0.00	0%	0.00	0.00
Bonds redemption brokerage	59	0.00	0.00	0%	0.00	0.00
Underwritting fees brought forward	60	0.00	0.00	100%	0.00	0.00
Debt assets	61	0.00	0.00	100%	0.00	0.00
Long-term deferred expenses	62	10.179,949.07	9.962,260.27	100%	10,179,949.07	9,962,260.27
Others	63	3,116,822.24	3,188,610.12	100%	3,116,822.24	3,188,610.12
Less: self-owned capital in collective asset programs	64	15,000,000.00	15,000,000.00	100%	15,000,000 00	15,000,000.00
Less: adjustment in respect of risks of contingent liabilities	65				0.00	0.00
of which: 1. External guarantees (excluding counter-guarantee provided by the Company for itself)	66			100%		
2. Other contingent liabilities	67				0.00	0.00
Less: other adjustment items recognized by the CSRC	68				0.00	0 00
of which: 1. Unrealizable assets including assets the ownership of which is restricted (such as being frozen)	69			100%		
2. Other items	70				0.00	0.00
Add: other items as approved by the CSRC	71				0.00	0.00
of which: 1. Subordinated debts	72				0.00	0 00
	73				0.00	0.00
Net capital amount	74				3,386,471,249.33	3,392,030,639.44
Annex 1: Contingent events at the end of the period						
During the period, there are a total of three pending litigation, arbitration and other contingent matters involving a total amount of RMB1,077,701.47.						
Annex 2: Other matters that require further illustrations						

*****

By order of the Board
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun
Company Secretary

Shenzhen, PRC, July 17, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號:2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年7月3日

於本公佈之日,本公司的執行董事為馬明哲、孫建一及張子欣,非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業,獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-028

中國平安保險（集團）股份有限公司
澄清公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

本公司關注到近期部分媒體關於本公司投資富通集團股票要計提大額減值準備的報導，本公司聲明如下：按照本公司長期持有富通集團股票的投資策略和相關會計政策，截至2008年6月30日，本公司不需對富通集團股票投資計提減值準備。本公司持有的富通集團股票歸類為可供出售金融資產，以公允價值計量。

本公司鄭重提醒投資者，本公司的信息披露指定媒體為《上海證券報》、《中國證券報》、《證券時報》、上海證券交易所網站（www.sse.com.cn）以及香港聯合證券交易所網站（www.hkex.com.hk）。本公司發布的信息以在上述指定報刊和網站刊登的公告為準，請廣大投資者理性投資，注意風險。

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年7月3日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") Ping An Insurance (Group) Company of China, Ltd. ("the Company") has noted today's decrease in the price of the H shares of the Company and wishes to state that the Board is not aware of any reasons for such decrease.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, July 3, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

海外監管公告

本公佈乃根據香港聯合交易所有限公司《上市規則》第13.09(2)條規定而作出。

2008年7月2日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

證券簡稱：中國平安　　證券代碼：601318　　編號：臨 2008-027

中國平安保險（集團）股份有限公司
澄清公告

特別提示：

中國平安保險（集團）股份有限公司（以下簡稱「本公司」）及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

一、市場傳聞及本公司股票下跌的具體情況

本公司關注到，近期市場上針對國税總局對本公司進行的常規税務檢查存在種種傳聞。2008年7月2日，本公司A股股票受傳聞影響，收盤價較前一交易日收盤價下跌10%。

二、公司關注並核實的相關情況

目前國家税務部門正在對本公司及其控股子公司進行税務檢查。本次税務檢查是一次常規性的税務檢查，主要檢查內容為期限從04年到06年期間公司有關納税的情況。本公司作為中華人民共和國國內企業，依法納税是公司的責任和義務，本公司將積極配合有關税務部門的檢查工作。截至本公告發佈之日，檢查工作尚未完成，本公司沒有任何需要披露的信息，市場傳聞是不符合事實的。

經徵詢本公司管理層，確認本公司不存在《上海證券交易所股票上市規則》所涉及的應披露而未披露的重大信息，包括但不限於重大資產重組、收購、發行股份等行為。

三、是否存在應披露而未披露的重大信息的聲明

本公司董事會確認，本公司沒有任何根據《上海證券交易所股票上市規則》等有關規定應予以披露而未披露的事項或與該事項有關的籌劃、商談、意向、協議等，本公司董事會也未獲悉本公司有根據《上海證券交易所股票上市規則》等有關規定應予披露而未披露的、對本公司股票及其衍生品種交易價格產生較大影響的信息。

本公司鄭重提醒投資者，本公司的信息披露指定媒體為《上海證券報》、《中國證券報》、《證券時報》、上海證券交易所網站（www.sse.com.cn）以及香港聯合證券交易所網站（www.hkex.com.hk）。本公司發佈的信息以在上述指定報刊和網站刊登的公告為準，請廣大投資者理性投資，注意風險。

本公司重申，本公司的基礎是穩固的，戰略是清晰的，財務是謹慎的，各項業務是穩健增長的，本公司將繼續致力於為廣大投資者創造長期穩定的回報。

特此公告。

中國平安保險（集團）股份有限公司董事會
2008年7月2日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

UNUSUAL PRICE MOVEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") Ping An Insurance (Group) Company of China, Ltd. ("the Company") has noted today's decrease in the price of the shares of the Company and wishes to state that the Board is not aware of any reasons for such decrease.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Yao Jun
Company Secretary

Shenzhen, PRC, July 2, 2008

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Lin Yu Fen, Cheung Lee Wah, Clive Bannister, Fan Gang, Lin Lijun, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui, Chow Wing Kin Anthony, Zhang Hongyi, Chen Su and Xia Liping.

证券简称：中国平安　　　证券代码：601318　　　编号：临 2008-040

中国平安保险（集团）股份有限公司

澄清公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）董事会及全体董事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

近期境内外资本市场剧烈波动，本公司注意到部分媒体及投资者对公司股价下跌原因的种种猜测。本公司现就上述市场传闻澄清如下：

1、本公司根据中国会计准则和国际财务报告准则编制的2008年半年度报告披露的经审计净资产分别为人民币833.78亿元和904.20亿元（截至2008年6月30日），均已反映本公司投资富通集团股票的市值变动损失人民币105.24亿元。本公司将根据未来国际资本市场和富通集团股价波幅与走势等情况，审慎决策是否在2008年第三季度财务报告中对富通集团股票投资进行计提减值准备处理，把已在本公司净资产体现之市值变动损失，在损益表反映。

本公司强调，无论是否在2008年第三季度财务报告中对富通集团股票投资进行计提减值准备的会计处理，本公司的资本金和偿付能力是非常充足的，基础是稳固的，财务是稳健的，保险、银行、信托、证券等各项主营业务增长是健康的、良好的，客户权益会得到充分保障。

2、经认真核实，本公司及其附属公司不存在对于美国雷曼兄弟公司（Lehman Brothers Holdings）、美国国际集团（AIG）、美林公司（Merrill Lynch & Co.）、贝尔斯登公司(Bear Stearns Cos.)、房利美公司(Federal National Mortgage Association)、房地美公司（Federal Home Loan Mortgage Corporation）和华盛顿互惠银行(Washington Mutual Inc.)的风险敞口。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年9月26日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

公告

不尋常價格變動

本公告乃應香港聯合交易所有限公司要求而作出。

中國平安保險（集團）股份有限公司（「本公司」）董事會（「董事會」）已知悉今天本公司的股份價格下跌，董事會茲聲明，並不知悉導致價格下跌的任何原因。

董事會亦確認，目前並無任何有關收購或變賣的商談或協議為根據《香港聯合交易所有限公司證券上市規則》（「《上市規則》」）第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予公開者。

上述聲明乃承董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
姚軍
公司秘書

中國深圳，二零零八年九月二十六日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

证券简称：中国平安　　证券代码：601318　　编号：临 2008-038

中国平安保险（集团）股份有限公司
2008 年中期分红派息公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）董事会及全体董事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

重要内容提示：

- 每股派发现金红利：　人民币 0.20 元（含税）
- 每股派发现金红利：　人民币 0.18 元（税后）
- 股权登记日：　2008 年 9 月 26 日
- 除　息　日：　2008 年 10 月 6 日
- 红利发放日：　2008 年 10 月 10 日

一、本公司 2008 年中期利润分配方案已经于 2008 年 8 月 15 日召开的本公司第七届董事会第二十二次会议审议通过。

二、分红派息方案：

本次分红派息以本公司总股本 7,345,053,334 股为基数，向全体股东派发 2008 年中期股息，每股派发现金红利人民币 0.20 元（含税），共计人民币 1,469,010,666.80 元。

根据国家有关税法规定，A 股自然人股东的现金红利由本公司按 10%的税率代扣代缴个人所得税，实际派发现金红利税后每股人民币 0.18 元。

根据 2008 年 1 月 1 日正式实施的《中华人民共和国企业所得税法》及《中华人民共和国企业所得税法实施条例》（以下统称"《企业所得税法》"），A 股居民企业股东（该词语涵义与《企业所得税法》中的定义相同）的现金红利所得税自行缴纳，实际派发现金红利每股税前人民币 0.20 元。

A 股非居民企业股东（该词语涵义与《企业所得税法》中的定义相同）应当就其来源于中国境内的所得缴纳企业所得税，适用税率为 10%，由上市发行人代扣代缴。对于境外合资格机构投资者股东（“QFII”），本公司委托中国证券登记结算有限责任公司上海分公司向其实际派发现金红利每股税后人民币 0.18 元。如果 QFII 在本公告刊登之日起 10 个工作日内向本公司提交境内律师出具的认定其为居民企业的法律意见书（加盖律师事务所公章），本公司不代扣代缴 10%的企业所得税，并由本公司向其补发对应的现金红利每股人民币 0.02 元。如果 QFII 未在规定的时间内提供法律意见书而出现对代扣代缴企业所得税的争议，本公司将不承担任何责任。对于除 QFII 以外的其他 A 股非居民企业股东，本公司未代扣代缴 10%的企业所得税。根据《企业所得税法》第三十九条的规定“依照本法第三十七条、三十八条规定应当扣缴的所得税，扣缴义务人未依法扣缴或者无法履行扣缴义务的，由纳税人在所得发生地缴纳。纳税人未依法缴纳的，税务机关可以从该纳税人在中国境内其他收入项目的支付人应付的款项中，追缴该纳税人的应纳税款”，请纳税人务必自行在所得发生地缴纳 10%的企业所得税。

三、分红派息具体实施日期

股权登记日：　2008 年 9 月 26 日

除　息　日：　2008 年 10 月 6 日

红利发放日：　2008 年 10 月 10 日

四、分红派息对象

截至 2008 年 9 月 26 日 15：00 时上海证券交易所收市后，在中国证券登记结算有限责任公司上海分公司登记在册的本公司全体 A 股股东。

五、分红派息的实施办法

有限售条件 A 股股东的现金红利由本公司直接发放。

无限售条件 A 股股东的现金红利委托中国证券登记结算有限责任公司上海分公司通过其资金清算系统向股权登记日登记在册并在上海证券交易所各会员单位办理了指定交易的股东派发。已办理全面指定交易的投资者可于红利发放日在其指定的证券营业部领取现金红利，未办理指定交易的股东红利暂由中国证券登记结算有限责任公司上海分公司保管，待办理指定交易后再进行派发。

H 股股东的现金红利发放不适用本公告。

六、咨询联系方式

联系电话：4008866338-623215/622101

联系传真：0755-82431019/82431029

联系电邮：IR@pingan.com.cn

七、备查文件

本公司第七届董事会第二十二次会议决议及公告。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年9月19日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-039

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）董事会及全体董事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年8月31日期间的累计原保险保费收入，分别为人民币6,936,761万元、人民币1,851,375万元、人民币2,234万元及人民币60,475万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年9月18日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

公告

不尋常價格變動

本公告乃應香港聯合交易所有限公司要求而作出。

中國平安保險（集團）股份有限公司（「本公司」）董事會（「董事會」）已知悉今天本公司的股份價格波動，董事會茲聲明，並不知悉導致價格波動的任何原因。

董事會亦確認，目前並無任何有關收購或變賣的商談或協議為根據《香港聯合交易所有限公司證券上市規則》（「《上市規則》」）第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予公開者。

上述聲明乃承董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
姚軍
公司秘書

中國深圳，二零零八年九月十八日

於本公佈之日，本公司的執行董事為馬明哲、孫建一及張子欣，非執行董事為林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事為鮑友德、鄺志強、張永銳、周永健、張鴻義、陳甦及夏立平。

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA,LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號： 2318)

關於代扣代繳境外非居民企業
2008年中期股息企業所得稅事項的
提示性公告

兹提述中國平安保險(集團)股份有限公司(「本公司」)日期為2008年9月8日的公佈，本公司将向2008年9月26日名列本公司H股股東名冊之H股股東派发中期股息。根據2008年實施的《中華人民共和國企業所得稅法》以及《中華人民共和國企業所得稅法實施條例》「以下统称《企业所得税法》」的規定，自2008年1月1日起，凡中國境內企業向非居民企業股東派發2008年1月1日起的會計期間之股息時，需代扣代繳企業所得稅，並以支付人為扣繳義務人。为保障广大投资者合法权益，現本公司董事會就有關分派中期股息及根據《企业所得税法》代扣代繳企业所得税的安排进一步提示如下：

本公司根據《企业所得税法》向2008年9月26日名列於H股股東名冊上的非居民企业股东派发中期股息时，有义务代扣代缴10%的企業所得稅。

本公司根據《企业所得税法》向2008年9月26日名列於H股股東名冊上的居民企业股东派发中期股息时，无代扣代缴企業所得稅的义务。任何名列在本公司H股股東名冊上的依法在中国境内成立，或者依照外国(地区)法律成立但实际管理机构在中国境内的居民企業（該詞語涵義与《企业所得税法》中的定义相同），請在二零零八年九月十九日（星期五）下午四時三十分或之前向香港中央證券登記有限公司呈交經有资格在中国大陆执业的律師出具的认定其为居民企业的法律意见书（加盖律师事务所公章）。否則，對於任何因未在规定时间内提交法律意见书而出现对代扣代繳企业所得税的爭議，本公司將不承担任何責任。

請廣大投資者認真閱讀本公告內容。本公司將嚴格依法或相關政府部門的要求並嚴格依照登記日的本公司H股股東名冊代扣代繳非居民企业股东10%的企業所得稅。

承董事會命
姚軍
公司秘書

中國深圳，2008年9月12日

於本公告之日，本公司的執行董事爲馬明哲、孫建一及張子欣，非執行董事爲林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事爲鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號： 2318)

暫停辦理股份過戶登記手續
及股息支付日期

茲提述中國平安保險(集團)股份有限公司(「本公司」)於2008年8月15日刊發的2008年中期業績公佈，本公司董事會宣派中期股息，每股人民幣0.20元。於2008年9月26日名列本公司H股股東名冊之H股股東将有权收取中期股息。

根據本公司之公司章程，股息將以人民幣計算及宣派，A股股息將以人民幣支付，H股股息將以港幣支付。相關折算匯率將以宣派股息之日前一周中國人民銀行公佈的人民幣兌換港幣的平均匯率中間價（人民幣0.8789元兌1.00港幣）計算，即每股中期股息為港幣0.2276元。

根据自 2008 年 1 月 1 日起执行的《中华人民共和国企业所得税法》及其实施条例，本公司向名列於 H 股股東名冊上的非居民企业股东派发中期股息时，有义务代扣代缴企业所得税，税率为 10%。 任何以非個人股東名義，包括以香港中央結算(代理人)有限公司，其他代理人或受託人，或其他組織及團體名義登記的股份皆被視為非居民企业股东所持的股份，所以，其應得之股息將被扣除企业所得税。

為釐訂有權獲派截至 2008 年 6 月 30 日止期間的中期股息的 H 股股東名單，本公司將於 2008 年 9 月 22 日（星期一）至 2008 年 9 月 26 日（星期五）（包括首尾兩天）暫停辦理 H 股過戶登記手續。本公司 H 股股東如欲獲得分派中期股息資格而尚未登記過戶文件，須於 2008 年 9 月 19 日（星期五）下午四時三十分或之前將過戶文件連同有關股票交回本公司 H 股股份過戶登記處香港中央證券登記有限公司。股份過戶登記處

香港中央證券登記有限公司的地址為香港灣仔皇后大道東 183 號合和中心 17 樓 1712-1716 室。

本公司已委任中國銀行(香港)信託有限公司為香港的收款代理人(「收款代理人」)，並會將已宣派的中期股息支付予收款代理人，以待付予 H 股股東。中期股息將由收款代理人支付，而有關支票將於 2008 年 10 月 10 日或之前以平郵方式寄予於 2008 年 9 月 26 日名列本公司股東名冊的 H 股股東，郵誤風險由彼等承擔。

承董事會命
姚軍
公司秘書

中國深圳，2008年9月8日

於本公佈之日，本公司的執行董事爲馬明哲、孫建一及張子欣，非執行董事爲林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事爲鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

证券简称：中国平安　　证券代码：601318　　编号：临 2008-037

中国平安保险（集团）股份有限公司
第七届董事会第二十三次会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）董事会及全体董事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

本公司第七届董事会第二十三次会议于 2008 年 8 月 25 日至 2008 年 8 月 28 日期间以通讯表决的方式召开，会议应参会董事 19 人，实际参会董事 19 人。会议符合《公司法》和本公司《公司章程》的规定。

会议以投票表决的方式通过了如下议案：

一、审议通过了《集团 2008 年半年度偿付能力报告》，并同意将该报告提交中国保险监督管理委员会

表决结果：赞成 19 票、反对 0 票、弃权 0 票

二、审议通过了《关于审议增资平安寿险重大关联交易的议案》

本公司控股子公司中国平安人寿保险股份有限公司（以下简称“平安寿险”）拟以总股本 38 亿股为基础，按照每 0.76 股配 1 股的原则向所有股东配售新股，总配股数为 50 亿股，每股定价 1 元，配股后其总股本将达到 88 亿股。如有股东放弃配股权利，其放弃部分将由其他参与配股的股东，按持股比例进行认购。

本公司作为平安寿险的控股股东，目前持有平安寿险 3,762,038,000 股，按照每 0.76 股配 1 股的原则，本公司可获配售 49.5 亿股，合计人民币 49.5 亿元。

根据《上海证券交易所股票上市规则》的相关规定，本公司对平安寿险的增资既不构成本公司应当披露的交易，也不构成本公司的关联交易，可豁免披露和履行相应程序。但是根据中国保险监督管理委员会（以下简称“中国保监会”）《保险公司关联交易管理暂行办法》的相关规定，本公司对平安寿险的增资构成中国保监会定义的重大关联交易，现本公司董事审议一致同意本公司参与平安寿险的配股，预计配股出资额为人民币 49.5 亿元。

平安寿险本次增资的前提需获得其股东大会以及中国保监会的审议批准。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 8 月 28 日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-036

中国平安保险（集团）股份有限公司
关于举行中期业绩网上投资者交流会的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）董事会及全体董事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

本公司 2008 年半年度报告已于 2008 年 8 月 16 日公布。为了加强与投资者的互动，方便投资者了解本公司的情况，本公司将于 2008 年 8 月 27 日（星期三）上午 9：30—11：30 举行 2008 年中期业绩网上投资者交流会，交流会语言为简体中文，路演网址为 http://www.p5w.net。届时本公司管理层将就 2008 年中期业绩及经营情况与投资者进行互动交流。欢迎广大股东及投资者积极参与。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 8 月 25 日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-034

中国平安保险（集团）股份有限公司
第五届监事会第十次会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）监事会及全体监事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

本公司第五届监事会第十次会议于2008年8月5日以书面方式通知各位监事，并于2008年8月15日在上海市张江中国平安后援中心2号楼董事会议厅召开。本次监事会会议由监事会主席肖少联先生召集并主持，会议应出席监事9人，实到6人，监事车峰先生、段伟红女士和胡杰女士分别书面委托监事会主席肖少联先生出席会议并行使表决权。会议有效行使表决权票数9票，符合《中华人民共和国公司法》和本公司《公司章程》的规定，会议合法、有效。出席会议的监事经过讨论和表决，通过如下决议：

一、审议通过了《关于审议公司2008年中期报告（草稿）的议案》

根据《中华人民共和国公司法》和《公司章程》等相关规定，监事会审议了公司2008年中期报告（草稿），监事会认为：

1、公司《2008年中期报告（草稿）》的编制和审核程序符合法律、行政法规、中国证监会和《公司章程》的规定；

2、公司《2008年中期报告（草稿）》内容真实、准确、完整地反映了公司的实际情况；

3、监事会未发现参与中报编制和审议的人员有违反保密规定的行为。

表决结果：赞成9票、反对0票、弃权0票

二、审议通过了《关于公司大股东及其关联方资金占用的自查报告》

表决结果：赞成9票、反对0票、弃权0票

三、审议通过了《董事会秘书孙建一先生的离任审查报告》

表决结果：赞成9票、反对0票、弃权0票

特此公告。

中国平安保险（集团）股份有限公司监事会

2008年8月15日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-035

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）董事会及全体董事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年7月31日期间的累计原保险保费收入，分别为人民币6,141,177万元、人民币1,648, 508万元、人民币2,098万元及人民币59,816万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年8月15日

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

上海证券交易所 股份代码：601318



目录

中国平安保险(集团)股份有限公司
二零零八年中期报告

有关前瞻性陈述之提示声明

除历史事实陈述外，本报告中包括了某些"前瞻性陈述"。所有本公司预计或期待未来可能或即将发生的(包括但不限于)预测、目标、估计及经营计划都属于前瞻性陈述。前瞻性陈述涉及一些通常或特别的已知和未知的风险与不明朗因素。某些陈述，例如包含"潜在"、"估计"、"预期"、"预计"、"目的"、"有意"、"计划"、"相信"、"将"、"可能"、"应该"等词语或惯用词的陈述，以及类似用语，均可视为前瞻性陈述。

读者务请注意这些因素，其大部分不受本公司控制，影响着公司的表现、运作及实际业绩。受上述因素的影响，本公司未来的实际结果可能会与这些前瞻性陈述出现重大差异。这些因素包括但不限于：汇率变动、市场份额、同业竞争、环境风险、法律、财政和监管变化、国际经济和金融市场条件及其他非本公司可控制的风险和因素。任何人需审慎考虑上述及其他因素，并不可完全依赖本公司的"前瞻性陈述"。此外，本公司声明，本公司没有义务因新讯息、未来事件或其他原因而对本报告中的任何前瞻性陈述公开地进行更新或修改。本公司及其任何员工或联系人，并未就本公司的未来表现作出任何保证声明，及不为任何该等声明负上责任。

第一节 重要提示及释义

本公司董事会、监事会及董事 监事、高级管理人员保证本报告所载数据不存在虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性 准确性和完整性承担个别及连带责任。

本公司第七届董事会第二十二次会议于2008年8月15日审议通过了本公司《2008年中期报告》正文及摘要。会议应出席董事19人，实到董事17人，委托2人(董事胡爱民先生委托董事长马明哲先生出席会议并行使表决权，董事樊刚先生委托董事林丽君女士出席会议并行使表决权)。

本公司中期财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。

本公司不存在大股东及其关联方占用资金的情况。

中国平安保险(集团)股份有限公司 董事会

本公司董事长兼首席执行官马明哲，总经理助理兼总精算师姚波(财务负责人)，副首席财务执行官麦伟林保证本中期报告中财务报告的真实、完整。

释义

本报告中，除非文义另有所指，下列词语具有下述含义：

公司、本公司、集团、本集团	指	中国平安保险(集团)股份有限公司
平安寿险	指	中国平安人寿保险股份有限公司，是本公司的子公司
平安产险	指	中国平安财产保险股份有限公司，是本公司的子公司
平安健康险	指	平安健康保险股份有限公司，是本公司的子公司
平安养老险	指	平安养老保险股份有限公司，是本公司的子公司
平安信托	指	平安信托投资有限责任公司，是本公司的子公司
平安证券	指	平安证券有限责任公司，是平安信托的子公司
平安资产管理	指	平安资产管理有限责任公司，是本公司的子公司
深圳平安银行	指	深圳平安银行股份有限公司，是本公司的子公司
平安海外控股	指	中国平安保险海外(控股)有限公司，是本公司的子公司
平安香港	指	中国平安保险(香港)有限公司，是平安海外控股的子公司
平安资产管理(香港)	指	中国平安资产管理(香港)有限公司，是平安海外控股的子公司
中国会计准则	指	中华人民共和国财政部颁布的《企业会计准则》及其他相关规例
国际财务报告准则	指	国际会计准则理事会颁布的《国际财务报告准则》
中国证监会	指	中国证券监督管理委员会
中国保监会	指	中国保险监督管理委员会
中国银监会	指	中国银行业监督管理委员会
香港联合交易所	指	香港联合交易所有限公司
中期报告	指	半年度报告
富通、富通集团	指	Fortis SA/NV及Fortis N.V.
富通银行	指	Fortis Bank NV/SA，是富通集团的全资子公司
富通投资	指	富通投资管理公司

第二节 董事长报告

2008年上半年，中国克服了国内外经济形势的不利因素和严重自然灾害带来的困难，国民经济继续朝着宏观调控预期的方向发展，总体形势向好，但影响微观经济成长的不利因素明显增加。面对复杂的经营环境，本公司上半年积极应对严重自然灾害和市场过度竞争引起的产险业务综合成本率上升、通货膨胀带动的成本增加和全球资本市场大幅波动等不利因素，以有效益的增长为主线，继续保持了保险、银行和投资三大业务较好的发展态势。

截至2008年6月30日止6个月期间，本公司实现保费收入692.28亿元，较去年同期增长28.5%，但受投资收益大幅下降影响，净利润为73.10亿元，较去年同期下降12.2%。回顾上半年的经营，本公司在以下领域有突出表现：

- 核心保险业务继续健康发展。寿险业务顺利推进"挑战新高"、"二元化发展"战略，个险销售代理人队伍保持良好发展势头，销售代理人数量已达31.5万名。产险业务市场份额稳步提升，实现保费收入146.71亿元，同比增长26.1%。养老险企业年金累计管理受托、投资管理资产规模较2007年底增长一倍，资产规模和缴费均排名市场第一。

- 银行业务发展势头良好，加快全国布局步伐。公司业务与零售业务健康稳定发展，信用卡沪、深两地累计流通卡量超过70万张；不良贷款率控制在0.5%，处于行业领先水平；银行合并更名后首家异地分行－泉州分行正式获批，标志着跨区经营又迈出了新的一步。同时，加大了银行业务的基础与战略项目的投入，强化总部支持全国各机构的服务网络功能。

- 第三方资产管理业务发展态势良好。平安资产管理国内QDII专户理财受托第一单进入实质性运作阶段，受托管理资产规模稳步上升。平安信托财富管理业务产品研发创新不断，客户资产与数量持续增长。平安证券首个集合资产管理计划成功发行。依托综合金融平台，本公司第三方资产管理业务在客户渠道、产品与服务方面优势已初步显现。

- 投资业务积极应对资本市场波动，把握有利时机调整资产配置，增加了对固定收益资产的投资，加大了非资本市场投资力度，各项目投资进展顺利。此外，本公司境外投资计划与全球投资平台建设稳步推进：基于对富通集团股权的投资带来的深层次合作机会，本公司已与富通银行正式签署收购富通投资管理公司股权的协议，以加速建立全球投资能力，搭建全球资产管理及QDII的业务平台。

- 交叉销售成果明显，综合金融协同效应日益显现。上半年，产险业务保费收入的14.0%、银行业务新增对公存款的9.1%及新增信用卡的55.8%、年金受托业务新增规模的12.5%及投资管理业务新增规模的12.7%来自交叉销售。通过以上数据可以看到经过几年的培育，交叉销售的广度和深度得到明显加强，平安资源共享和服务整合的协同性得到发挥。

2008年5月27日是中国平安成立二十周年纪念日。为表达我们对汶川大地震遇难同胞的深切哀悼，本公司简化20周年庆典活动。灾情发生后，本公司相继宣布捐赠约4,000万元用于灾区救援和汶川、北川的小学重建和修缮。同时，平安各级员工也踊跃捐款捐物，自发捐款超过3,500万元人民币，这是目前中国保险企业中额度最高的员工捐款。在灾难面前，中国平安毅然承担起扶危救难、保障民生的神圣职责，用实际行动帮助灾区人民和受灾客户抗击困难。

本公司坚持积极履行社会责任，投身公益事业的企业公民行为受到了社会各界的广泛关注和高度评价。在第五届"2008中国慈善排行榜发布典礼"上，中国平安首度荣膺"2008年度中国十大慈善企业"称号。在由经济观察报社与北京大学管理案例研究中心主办的"中国最受尊敬企业"评选中，本公司第七次蝉联"中国最受尊敬企业"荣誉。在由中国社科院公布的《2008年中国上市公司100强公司治理评价》报告中，本公司位列100家入选企业第一名。2008年7月，凭借优异的经营业绩和强劲的利润增长，本公司继两度入选《福布斯》全球500强后，首次进入《财富》世界500强，并成为入选该榜单的中国非国有企业第一名。

展望下半年，中国经济基本面良好，宏观调控将更加灵活，但是美国次按问题的阴影还没有消退，世界经济增长放缓，全球通货膨胀，中国经济也存在增速放缓的压力，本公司持续超越年度利润计划的目标面临很大的考验。下半年，本公司寿险业务将稳步推进"二元化"市场战略，通过周单元经营推动外勤人员人均产能的提升；产险业务将继续实施积极的渠道建设策略，有效控制销售成本，实现"健康超越"目标；银行业务将积极搭建各类制度和业务平台，加快向全国性银行发展；投资业务将完善风险管控，大力推进非资本市场投资，积极拓展第三方资产管理业务；同时，继续加大交叉销售的深度和广度，充分发挥协同效应。

去年第四季度以来，全球经济遭受美国次按问题困扰，投资者信心大受影响，全球股市深度调整，本公司股价也出现了大幅波动。但是，本公司基本面稳健，各项业务增长强劲，综合金融优势依然明显。2008年下半年，中国迎来举世瞩目的北京奥运会，中国平安第三个十年的宏伟序幕已缓缓拉开。面对未来的机遇和挑战，我们清晰地认识到，对于一家致力于构建金融业百年老店的企业而言，20年仅是创业发展的一个重要阶段，拥有可持续的增长实力才是成就百年老店梦想的坚实基础和强劲动力，我们对本公司长期投资价值充满信心。

我们坚信，凭借本公司综合金融的优势，审慎的投资与财务政策，庞大的客户基础和集中有效的运作，中国平安可以迎接各种挑战，各项业务保持"可持续、有价值、超越市场"的增长，为客户、股东、社会创造长期稳定的价值。

马明哲
董事长兼首席执行官

中国深圳
2008年8月15日

第三节 公司基本情况

一、公司基本情况简介

1、 法定中文名称：中国平安保险(集团)股份有限公司
公司中文简称：中国平安
法定英文名称：Ping An Insurance (Group) Company of China, Ltd.
公司英文简称：Ping An of China

2、 法定代表人：马明哲

3 董事会秘书：孙建一
证券事务代表：周强
电话：4008866338
传真：0755-82431029
E-mail：ir@pingan.com.cn；pr@pingan.com.cn
联系地址：中国深圳市八卦三路平安大厦

4、 注册地址：中国深圳市八卦三路平安大厦
办公地址：中国深圳市八卦三路平安大厦
邮政编码：518029
国际互联网网址：http://www.pingan.com.cn
电子信箱：ir@pingan.com.cn；pr@pingan.com.cn

5、 选定的信息披露报纸：《中国证券报》、《上海证券报》 《证券时报》
登载公司中期报告的中国证监会指定国际互联网网址：http://www.sse.com.cn
中期报告备置地点：公司董事会办公室

6、 A股上市交易所：上海证券交易所
A股简称：中国平安
A股代码：601318
H股上市交易所：香港联合交易所
H股简称：中国平安
H股代码：2318

7、 其他有关资料
首次注册登记日期：1988年3月21日
注册登记地点：中国国家工商行政管理总局
法人营业执照注册号：1000001001231
税务登记号码：国税深字440301100012316号；深地税字440300100012316号
组织机构代码：1001231-6
公司聘请的境内会计师事务所名称：安永华明会计师事务所
公司聘请的境内会计师事务所办公地址：北京市东城区东长安街1号东方广场东方经贸城安永大楼(东三办公楼)16楼
公司聘请的境外会计师事务所名称：安永会计师事务所
公司聘请的境外会计师事务所办公地址：香港中环金融街8号国际金融中心2期18楼

二、主要财务数据和指标

（一）主要会计数据和财务指标

	2008年6月30日	2007年12月31日	本报告期末比上年度期末增减(%)
总资产(人民币百万元)	**643,606**	651,344	(1.2)
股东权益[(1)](人民币百万元)	**80,955**	107,234	(24.5)
每股净资产[(1)](人民币元)	**11.02**	14.60	(24.5)

截至6月30日止6个月期间	2008年	2007年	本报告期比上年同期增减(%)
营业利润(人民币百万元)	**7,172**	8,487	(15.5)
利润总额(人民币百万元)	**7,119**	8,872	(19.8)
净利润[(1)](人民币百万元)	**7,102**	8,063	(11.9)
扣除非经常性损益的净利润[(1)](人民币百万元)	**7,158**	7,771	(7.9)
基本每股收益(人民币元)	**0.97**	1.16	(16.4)
稀释每股收益(人民币元)	**0.97**	1.16	(16.4)
扣除非经常性损益后的基本每股收益(人民币元)	**0.97**	1.12	(13.4)
扣除非经常性损益后的稀释每股收益(人民币元)	**0.97**	1.12	(13.4)
全面摊薄净资产收益率(%)	**8.8**	8.6	上升0.2个百分点
加权平均净资产收益率(%)	**7.5**	10.5	下降3.0个百分点
扣除非经常性损益后的全面摊薄净资产收益率(%)	**8.8**	8.3	上升0.5个百分点
扣除非经常性损益后的加权平均净资产收益率(%)	**7.5**	10.2	下降2.7个百分点
经营活动产生的现金流量净额(人民币百万元)	**21,274**	20,002	6.4
每股经营活动产生的现金流量净额(人民币元)	**2.90**	2.87	1.0

(1) 以归属于母公司股东的数据填列。

（二）非经常性损益项目和金额

非经常性损益项目(人民币百万元)	截至2008年6月30日止6个月期间
非流动资产处置损益	(18)
除上述各项之外的其他营业外收支净额	(35)
所得税影响数	(5)
少数股东应承担的部分	2
合计	**(56)**

(三) 中国会计准则财务报表与国际财务报告准则财务报表的差异说明

按中国会计准则编制的财务报表与按国际财务报告准则编制的财务报表的主要差异如下：

1、 净利润和股东权益准则差异调节表

合并净利润

截至6月30日止6个月(人民币百万元)	注释	2008年	2007年
按中国会计准则		**7,102**	8,063
未到期责任准备金	(1)	**(199)**	(86)
寿险责任准备金	(2)	**(1,888)**	(2,106)
递延保单获得成本	(3)	**5,316**	4,136
递延所得税	(4)	**(816)**	(301)
少数股东权益及其他		**(28)**	(16)
按国际财务报告准则		**9,487**	9,690

合并股东权益 (人民币百万元)	注释	2008年 6月30日	2007年 12月31日
按中国会计准则		**80,955**	107,234
未到期责任准备金	(1)	**–**	199
寿险责任准备金	(2)	**(37,150)**	(35,262)
递延保单获得成本	(3)	**46,621**	41,305
递延所得税	(4)	**(2,363)**	(1,547)
少数股东权益及其他		**(135)**	(107)
按国际财务报告准则		**87,928**	111,822

上述金额为扣除少数股东权益后的金额。

注释

(1) 在中国会计准则报表中，寿险子公司按精算方法(1/365法)确定未到期责任准备金，并且不低于当期自留保费收入的50%(1/2法)。在国际财务报告准则报表中，本集团仅按精算方法(1/365法)确定未到期责任准备金。

(2) 在中国会计准则报表中，寿险责任准备金是根据中国保监会的有关精算规定计算。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求计算各项寿险责任准备金。

(3) 在中国会计准则报表中，佣金、手续费等新业务的保单获得成本于发生时计入损益。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求，将佣金、手续费等保单获得成本予以递延，根据其所属险种不同，分别在预计保单年限内以预期保费收入的固定比例摊销，或在保单年限内以预计实现的毛利润现值的固定比例摊销。

(4) 根据《国际会计准则第12号－所得税会计》，上述各项中国会计准则报表与国际财务报告准则报表的差异均为暂时性差异。因此，本集团按上述差异及估计未来转回时将适用的所得税税率确认递延所得税资产和负债。

2、 保费收入准则差异调节表

截至6月30日止6个月(人民币百万元)	2008年	2007年
按中国会计准则	**69,228**	53,885
减:分配至投资型保单账户的保费存款(万能寿险)	**(10,272)**	(8,372)
分配至保户账户的保费存款(投资连结保险)	**(4,764)**	(1,673)
按国际财务报告准则	**54,192**	43,840

3、 投资收益准则差异调节表

截至6月30日止6个月(人民币百万元)	2008年	2007年
按中国会计准则	**4,686**	32,202
其中:投资收益	**23,445**	29,108
公允价值变动损益	**(18,759)**	3,094
加:投资性房地产租金收入	**139**	151
投资资产减值损失	**(1,585)**	–
减:应占联营公司损益	**(41)**	–
保险合同保户账户投资收益(投资连结保险)	**6,076**	(6,616)
按国际财务报告准则	**9,275**	25,737

4、 业务及管理费准则差异调节表

截至6月30日止6个月(人民币百万元)	2008年	2007年
按中国会计准则	**6,013**	6,571
加:营业税金及附加	**1,702**	1,742
除投资资产和贷款之外的资产减值损失	**(62)**	143
其他业务成本	**696**	195
营业外支出	**80**	50
减:保险合同保户账户营业税金及附加、业务及管理费(投资连结保险)	**376**	(216)
按国际财务报告准则	**8,805**	8,485

（四）其他主要业务数据和监管指标

指标	截至2008年6月30日止6个月期间／2008年6月30日	截至2007年6月30日止6个月期间／2007年12月31日
寿险业务		
已赚保费（人民币百万元）	**53,730**	41,581
已赚保费增长率(%)	**29.2**	13.9
投资资产（人民币百万元）(1)	**345,273**	364,268
净投资收益率(%)(2)	**4.0**	4.6
总投资收益率(%)(2)	**4.2**	8.9
赔付支出（人民币百万元）	**11,152**	6,825
退保率(%)(3)	**1.9**	2.0
平安寿险偿付能力充足率(%)	**121.3**	287.9
产险业务		
已赚保费（人民币百万元）	**9,619**	7,599
已赚保费增长率(%)	**26.6**	52.8
投资资产（人民币百万元）(1)	**22,795**	21,303
净投资收益率(%)(2)	**3.7**	3.5
总投资收益率(%)(2)	**5.8**	6.4
未到期责任准备金（人民币百万元）	**16,424**	13,382
未决赔款准备金（人民币百万元）	**9,310**	6,890
赔付支出（人民币百万元）	**6,353**	4,966
综合成本率(%)(4)(6)	**110.3**	101.8
综合赔付率(%)(5)(6)	**69.6**	61.1
平安产险偿付能力充足率(%)	**111.8**	181.6

(1) 投资资产未包含投资连结保险投资账户，已包含现金及现金等价物、投资物业；

(2) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的汇兑损益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。寿险业务投资收益率的计算未包含投资连结保险投资账户；

(3) 退保率＝退保金／〔(寿险责任准备金期初余额＋寿险责任准备金期末余额＋长期健康险责任准备金期初余额＋长期健康险责任准备金期末余额)／2〕；

(4) 综合成本率＝(赔付支出－摊回赔付支出＋提取保险责任准备金－摊回保险责任准备金＋分保费用＋营业税金及附加＋保险业务手续费及佣金支出＋业务及管理费－摊回分保费用＋资产减值损失)／已赚保费；

(5) 综合赔付率＝(赔付支出－摊回赔付支出＋提取保险责任准备金－摊回保险责任准备金)／已赚保费；

(6) 比较数据为截至2007年12月31日止年度的数据。

一、股本变动情况

（一）股份变动情况表

单位：股

	本次变动前		本次变动增减(+，-)					本次变动后	
	数量	比例(%)	发行新股	送股	公积金转股	其他	小计	数量	比例(%)
一、有限售条件股份									
1、国家持股	588,859,239	8.02	–	–	–	-588,859,239	-588,859,239	–	–
2、国有法人持股	367,542,525	5.00	–	–	–	-367,542,525	-367,542,525	–	–
3、其他内资持股	3,025,007,872	41.19	–	–	–	-2,165,184,832	-2,165,184,832	859,823,040	11.71
其中：									
境内法人持股	3,025,007,872	41.19	–	–	–	-2,165,184,832	-2,165,184,832	859,823,040	11.71
境内自然人持股	–	–	–	–	–	–	–	–	–
4、外资持股	–	–	–	–	–	–	–	–	–
其中									
境外法人持股	–	–	–	–	–	–	–	–	–
境外自然人持股	–	–	–	–	–	–	–	–	–
合计	3,981,409,636	54.21	–	–	–	-3,121,586,596	-3,121,586,596	859,823,040	11.71
二、无限售条件流通股份									
1、人民币普通股	805,000,000	10.96	–	–	–	3,121,586,596	3,121,586,596	3,926,586,596	53.46
2、境内上市的外资股	–	–	–	–	–	–	–	–	–
3、境外上市的外资股	2,558,643,698	34.83	–	–	–	–	–	2,558,643,698	34.83
4、其他	–	–	–	–	–	–	–	–	–
合计	3,363,643,698	45.79	–	–	–	3,121,586,596	3,121,586,596	6,485,230,294	88.29
三、股份总数	7,345,053,334	100.00	–	–	–	–	–	7,345,053,334	100.00

（二）股票发行与上市情况

1、 公司公开发行股票情况

报告期内没有公开发行股票情况。

2、 有限售条件的股份可上市流通预计时间表

序号	股东名称	所持有限售条件的股份数量（股）	预计可上市流通时间
1	深圳市新豪时投资发展有限公司	389,592,366	2010年3月1日
2	深圳市景傲实业发展有限公司	331,117,788	2010年3月1日
3	深圳市江南实业发展有限公司	139,112,886	2010年3月1日

3、 公司股份总数及结构的变动情况

2007年2月12日，根据中国证券监督管理委员会证监发行字【2007】29号文核准，本公司以33.8元／股的发行价格在上海证券交易所向社会公开发行人民币普通股(A股)11.5亿股，其中向战略投资者配售的3.45亿股股份自本公司A股上市之日起锁定12个月，网下向询价对象询价配售2.3亿股股份自本公司A股上市之日起锁定3个月，本次A股股票发行后，公司总股本达到7,345,053,334股。经上海证券交易所上证上字【2007】39号文批准，本公司A股股票于2007年3月1日在中国上海证券交易所挂牌上市。

本报告期内，公司首次公开发行A股时向战略投资者配售的3.45亿股，以及首次公开发行A股前除深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司和深圳市江南实业发展有限公司以外的其他50家内资股股东合计持有本公司2,776,586,596股，于2007年3月1日起锁定12个月后可以上市流通，该部分A股股票已经于2008年3月3日起开始上市流通。

4、 现存的内部职工股情况

本报告期末公司无内部职工股。

二、股东情况

（一）股东数目和持股情况

单位：股

报告期末股东总数	347,355（其中境内股东341,537户）

前十名股东持股情况

股东名称	股东性质	持股比例（%）	持股总数	年度内增减	持有有限售条件股份数量	质押或冻结的股份数量
汇丰保险控股有限公司	境外法人	8.43	618,886,334	–	–	–
香港上海汇丰银行有限公司	境外法人	8.36	613,929,279	–	–	–
深圳市投资控股有限公司	国家	7.44	546,672,967	3,491,522	–	–
深圳市新豪时投资发展有限公司	境内非国有法人	5.30	389,592,366	–	389,592,366	–
源信行投资有限公司	境内非国有法人	5.17	380,000,000	–	–	–
深圳市景傲实业发展有限公司	境内非国有法人	4.51	331,117,788	–	331,117,788	–
深业集团有限公司	国有法人	4.11	301,585,684	–	–	质押140,810,000
深圳市武新裕福实业有限公司	境内非国有法人	2.66	195,455,920	–	–	质押65,151,976
深圳市立业集团有限公司	境内非国有法人	2.39	175,678,700	-321,300	–	质押166,693,000
上海汇业实业有限公司	境内非国有法人	2.27	166,800,000	–	–	–

前十名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
深圳市投资控股有限公司	546,672,967	A股
源信行投资有限公司	380,000,000	A股
深业集团有限公司	301,585,684	A股
深圳市武新裕福实业有限公司	195,455,920	A股
深圳市立业集团有限公司	175,678,700	A股
上海汇业实业有限公司	166,800,000	A股
广州市恒德贸易发展有限公司	119,644,326	A股
上海汇华实业有限公司	111,634,617	A股

上述股东关联关系或一致行动关系的说明：

汇丰保险控股有限公司和香港上海汇丰银行有限公司均属于汇丰控股有限公司的全资附属子公司。

深圳市新豪时投资发展有限公司　深圳市景傲实业发展有限公司之间因实际出资人存在重叠而形成关联。

除上述情况外，本公司未知上述其他股东之间是否存在关联关系。

二) 控股股东及实际控制人简介

本公司股权结构较为分散，不存在控股股东，也不存在实际控制人。本公司第一及第二大股东分别为汇丰控股有限公司的两家全资附属子公司 — 汇丰保险控股有限公司及香港上海汇丰银行有限公司，截至2008年6月30日，两家公司合计持有本公司H股股份1,232,815,613股，约占公司目前总股本73.45亿股的16.78%。

三) 其他持股在百分之十以上的法人股东

截至本报告期末公司无其他持股在百分之十以上的法人股东。

一、报告期内董事、监事、高级管理人员及总精算师持有公司股票、股票期权及被授予的限制性股票数量的变动情况

一) 直接持股情况

公司执行董事兼总经理张子欣先生 独立非执行董事周永健先生、公司副总经理顾敏慎先生和公司总精算师姚波先生持有公司H股股票，在本报告期内均无变动，具体情况如下：

姓名	职务	期初持股数	期末持股数	股份增减数	变动原因
张子欣	执行董事 总经理	H股248,000股	H股248,000股	–	–
周永健	独立非执行董事	H股7,500股*	H股7,500股*	–	–
顾敏慎	副总经理	H股177,500股	H股177,500股	–	–
姚波	总精算师	H股12,000股	H股12,000股	–	–

* 周永健与他人的共有账户中共同持有此等股份

(二) 间接持股情况

1. 监事林立先生通过其控股的深圳市立业集团有限公司(原名"深圳市立业投资发展有限公司")间接持有本公司A股175,678,700股，报告期内在期初176,000,000股基础上减持321,300股。

2. 本公司部分董事、监事、高级管理人员及总精算师通过员工投资集合和深圳市江南实业发展有限公司间接持有本公司股份。报告期内其持有的本公司股份无变动。

员工投资集合的集体参与人受益拥有本公司现有股本总额的9.81%，深圳市江南实业发展有限公司持有本公司股份139,112,886股。本公司董事、监事(除林立外) 高级管理人员及总精算师间接持股情况如下：

(1) 持有员工投资集合之权益份额(份)的情况

姓名	职务	期初持有员工投资集合之权益份额(份)	期末持有员工投资集合之权益份额(份)	持有员工投资集合之权益份额增减数	变动原因
马明哲	董事长、首席执行官	4,743,600	4,743,600	–	–
张子欣	执行董事、总经理	500,000	500,000	–	–
孙建一	执行董事、董事会秘书、常务副总经理	4,168,300	4,168,300	–	–
樊刚	董事	502,080	502,080	–	–
林丽君	董事	992,800	992,800	–	–
胡杰	监事	2,358,240	2,358,240	–	–
王文君	监事	64,602	64,602	–	–
梁家驹	常务副总经理	300,000	300,000	–	–
顾敏慎	副总经理	300,000	300,000	–	–
王利平	副总经理	1,721,520	1,721,520	–	–
曹实凡	副总经理	1,307,680	1,307,680	–	–
吴岳翰	副总经理	300,000	300,000	–	–
罗世礼	副总经理	300,000	300,000	–	–
陈克祥	副总经理	1,373,040	1,373,040	–	–
姚波	总精算师	100,000	100,000	–	–
总计		**19,031,862**	**19,031,862**		

(2) 实际持有深圳市江南实业发展有限公司的比例(%)

姓名	职务	期初持股比例(%)	期末持股比例(%)	股份增减数	变动原因
马明哲	董事长、首席执行官	5.86	5.86	–	–
张子欣	执行董事、总经理	2.93	2.93	–	–
孙建一	执行董事、董事会秘书、常务副总经理	3.83	3.83	–	–
樊刚	董事	0.44	0.44	–	–
林丽君	董事	0.12	0.12	–	–
郗江源	监事	0.29	0.29	–	–
Richard JACKSON	首席金融业务执行官	0.59	0.59	–	–
顾敏慎	副总经理	1.76	1.76	–	–
王利平	副总经理	1.17	1.17	–	–
曹实凡	副总经理	0.59	0.59	–	–
吴岳翰	副总经理	3.57	3.57	–	–
罗世礼	副总经理	0.70	0.70	–	–
陈克祥	副总经理	3.81	3.81	–	–
姚波	总精算师	0.18	0.18	–	–
合计		**25.84**	**25.84**		

(三) 股票期权及被授予的限制性股票数量变动情况

本公司董事、监事、高级管理人员及总精算师报告期内无股票期权持有情况，也没有被授予限制性股票。

二、报告期内董事、监事、高级管理人员及总精算师的新聘或解聘情况

1. 由于汇丰保险控股有限公司原派出董事Anthony Philip HOPE先生已经从汇丰保险退休，经由汇丰保险推荐，本公司2008年5月13日召开的2007年年度股东大会审议通过，同意由Clive BANNISTER先生接替Anthony Philip HOPE出任本公司非执行董事。

2. 本公司执行董事兼总经理张子欣先生于2008年3月卸任本公司首席财务官职务；首席财务官职责现由本公司总精算师姚波先生履行。(姚波先生任首席财务官已经本公司第七届董事会第十八次会议审议通过，现尚待中国保监会核准其首席财务官任职资格)

一、报告期内经营情况分析

2008年上半年，中国克服了国内外经济形势的不利因素和严重自然灾害带来的困难，国民经济继续朝着宏观调控的预期方向发展，总体保持了平稳较快运行的态势，但影响微观经济成长的不利因素明显增加。在复杂的经营环境下，本公司积极应对各种挑战，凭借综合金融的优势和不断增强的竞争力，继续保持了保险、银行和投资三大业务较好的发展态势。

（一）合并经营业绩

1. *本集团合并业绩*

以下为本集团合并经营业绩概要：

截至6月30日止6个月（人民币百万元）	2008年	2007年
营业收入合计	**71,485**	84,051
营业支出合计	**(64,313)**	(75,564)
营业利润	**7,172**	8,487
净利润	**7,310**	8,326

下表载列本公司按业务分部细分的净利润：

截至6月30日止6个月（人民币百万元）	2008年	2007年
人寿保险业务	**6,181**	4,813
财产保险业务	**74**	322
银行业务	**795**	1,086
证券业务	**401**	676
其他业务	**(141)**	1,429
净利润	**7,310**	8,326

合并净利润由截至2007年6月30日止6个月的83.26亿元减少12.2%至2008年同期的73.10亿元。减少的主要原因是受资本市场波动影响，投资回报及投资业务利润有所下降。其中，其他业务净利润大幅减少的主要原因是受投资收益下降影响，总部净利润由截至2007年6月30日止6个月的11.40亿元大幅减少至2008年同期的-3.39亿元。

本公司人寿保险业务 财产保险业务 银行业务和证券业务净利润分别占本公司合并净利润的84.6%、1.0% 10.9%和5.5%。

2. *合并投资收益*

截至6月30日止6个月（人民币百万元，比例除外）	2008年	2007年
净投资收益(1)(4)	**10,259**	9,893
净已实现及未实现投资收益(2)(4)	**601**	15,844
投资资产减值损失(3)(4)	**(1,585)**	–
总投资收益(4)	**9,275**	25,737
净投资收益率(4)(5)	**3.8%**	4.3%
总投资收益率(4)(5)	**3.6%**	8.5%

(1) 包含存款利息收入、债券利息收入、权益投资股息收入以及投资物业租赁收入等；
(2) 包含证券投资差价收入及公允价值变动损益；
(3) 包含可供出售金融资产减值损失；
(4) 投资收益及投资收益率计算均未考虑投资连结保险投资账户；
(5) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的汇兑损益及银行业务投资收益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。

2008年上半年，本公司境内及海外投资均受到国内外资本市场的负面影响。本公司积极应对市场波动，主动调整资产配置以获取稳定收益，完成了投资业务各项阶段性目标。但总投资收益的大幅下降，也对本公司净利润产生一定的负面影响。

本公司净投资收益由截至2007年6月30日止6个月的98.93亿元增加3.7%至2008年同期的102.59亿元。增加的主要原因是固定到期日投资利息收入增加。净投资收益率由截至2007年6月30日止6个月的4.3%下降至2008年同期的3.8%。下降的主要原因是证券投资基金的分红收入减少。

本公司总投资收益由截至2007年6月30日止6个月的257.37亿元减少64.0%至2008年同期的92.75亿元。总投资收益率由截至2007年6月30日止6个月的8.5%下降至2008年同期的3.6%。下降的主要原因是受股票市场波动影响，净已实现及未实现的收益大幅减少。

本公司部分可供出售权益投资出现了较重大而非暂时性的未实现损失。本公司对所有于2008年6月30日符合减值标准客观证据的可供出售权益投资计提了减值准备。本公司持有的富通集团股票归类为可供出售金融资产，按照本公司长期持有富通集团股票的投资策略和相关会计政策，截至2008年6月30日，本公司不需对富通集团股票投资计提减值准备。

本公司改善投资组合的资产分配，以应对资本市场波动。因此，固定到期日投资占本公司总投资资产的比例由2007年12月31日的47.7%增长至2008年6月30日的64.2%，而本公司权益投资的占比则由2007年12月31日的24.7%下降至2008年6月30日的15.6%。

2008年下半年，本公司将进一步完善投资策略，主动调整资产配置，同时积极推进非资本市场投资业务，为本公司获取长期稳定的投资回报做出贡献。

以下为本公司各主要投资类别的投资组合分配情况：

(人民币百万元，比例除外)	2008年6月30日 账面值	2008年6月30日 占总额比例(%)	2007年12月31日 账面值	2007年12月31日 占总额比例(%)
定期存款	**49,622**	**11.1**	33,188	7.0
贷款及应收款项	**49,622**	**11.1**	33,188	7.0
债券投资	**235,184**	**52.4**	191,023	40.2
以公允价值计量且其变动计入损益的金融资产	**15,312**	**3.4**	13,388	2.8
可供出售的金融资产	**101,838**	**22.7**	58,527	12.3
持有至到期的金融资产	**118,034**	**26.3**	119,108	25.1
其他固定到期日投资	**2,946**	**0.7**	2,411	0.5
贷款及应收款项	**2,946**	**0.7**	2,411	0.5
固定到期日投资合计(1)	**287,752**	**64.2**	226,622	47.7
股权投资	**54,791**	**12.2**	101,487	21.4
以公允价值计量且其变动计入损益的金融资产	**7,564**	**1.7**	13,651	2.9
可供出售的金融资产	**43,705**	**9.7**	85,646	18.0
成本法核算的长期股权投资	**121**	**0.0**	718	0.2
于联营公司的投资	**3,401**	**0.8**	1,472	0.3
证券投资基金	**15,379**	**3.4**	15,792	3.3
以公允价值计量且其变动计入损益的金融资产	**3,997**	**0.9**	6,311	1.3
可供出售的金融资产	**11,382**	**2.5**	9,481	2.0
权益投资合计(1)	**70,170**	**15.6**	117,279	24.7
投资物业	**3,608**	**0.8**	3,812	0.8
现金及现金等价物及其他	**86,999**	**19.4**	127,174	26.8
投资资产合计(2)	**448,529**	**100.0**	474,887	100.0

(1) 不包括归属于现金及现金等价物的项目。
(2) 投资资产未包含投资连结保险投资账户及银行业务数据。

3. *汇兑损失*

2008年上半年，人民币继续对以美元为主的其他主要货币升值，导致本公司截至2008年6月30日止6个月以外币计价的资产产生的净汇兑损失达5.25亿元，而2007年同期则损失3.35亿元。

二）分部经营业绩

1. *寿险业务*

本公司通过平安寿险、平安养老险和平安健康险经营寿险业务。从保费收入来衡量，平安寿险是中国第二大寿险公司。依据按照中国会计准则编制的本公司财务数据和中国保险行业数据计算，截至2008年6月30日止6个月，本公司寿险业务的保费收入约占中国寿险公司保费收入总额的12.8%。

以下为本公司寿险业务的经营数据概要：

	2008年 6月30日	2007年 12月31日
保费收入的市场占有率(1)	**12.8%**	16.0%
客户数量：		
个人（千）	**35,048**	33,808
公司（千）	**399**	351
合计（千）	**35,447**	34,159
保单继续率：		
13个月	**92.5%**	90.4%
25个月	**84.1%**	81.2%

(1) 依据按照中国会计准则编制的本公司财务数据和中国保监会发布的中国保险行业数据计算。
2008年6月30日的市场占有率以六个月期间的累计保费收入计算。
2007年12月31日的市场占有率以一年期间的累计保费收入计算。

2008年，寿险行业银行保险渠道销售增长迅猛，本公司亦加大了银行保险渠道的开拓，但增长速度尚低于行业水平，导致本公司寿险业务市场份额有所下降。

本公司寿险业务紧跟市场需求的变化，采取积极的产品策略，加大产品推动力度。继续加强组织　渠道、客户的平台建设，大力发展银行保险渠道。在保证销售代理人产能和业务质量的同时，个人寿险销售代理人从2007年12月31日的约30.2万名增长至2008年6月30日的约31.5万名。本公司亦继续致力于提升客户服务品质，于2008年6月30日，个人寿险13个月及25个月保单继续率分别保持在90%及80%以上，令人满意。此外，本公司的后援流程改造进展顺利，也将为业务的快速发展提供有力支持。

经营业绩

以下为本公司寿险业务的经营业绩概要：

截至6月30日止6个月（人民币百万元）	2008年	2007年
保险业务收入	**54,557**	42,248
已赚保费	**53,730**	41,581
投资收益	**19,948**	26,040
公允价值变动损益	**(16,030)**	2,530
汇兑损失	**(403)**	(316)
其他收入	**524**	156
营业收入合计	**57,769**	69,991
退保金	**(6,840)**	(5,919)
赔付支出	**(11,152)**	(6,825)
减：摊回赔付支出	**318**	258
保险责任准备金增加净额	**(19,333)**	(43,854)
保单红利支出	**(4,162)**	(897)
营业税金及附加	**(601)**	(841)
保险业务手续费及佣金支出	**(5,934)**	(4,601)
业务及管理费	**(2,471)**	(2,900)
减：摊回分保费用	**103**	111
资产减值损失	**(1,282)**	–
其他支出	**(379)**	(87)
营业支出合计	**(51,733)**	(65,555)
营业利润	**6,036**	4,436
营业外收支净额	**10**	3
利润总额	**6,046**	4,439
所得税	**135**	374
净利润	**6,181**	4,813

保险业务收入

截至6月30日止6个月（人民币百万元）	2008年	2007年
个人寿险		
新业务		
首年期缴保费	**11,443**	8,811
首年趸缴保费	**13**	13
短期意外及健康险保费	**977**	935
新业务合计	**12,433**	9,759
续期业务	**29,851**	24,474
个人寿险合计	**42,284**	34,233
银行保险		
新业务		
首年期缴保费	**94**	45
首年趸缴保费	**6,609**	3,712
短期意外及健康险保费	**1**	1
新业务合计	**6,704**	3,758
续期业务	**151**	126
银行保险合计	**6,855**	3,884
团体保险		
新业务		
首年趸缴保费	**3,219**	2,278
短期意外及健康险保费	**2,004**	1,641
新业务合计	**5,223**	3,919
续期业务	**195**	212
团体保险合计	**5,418**	4,131
人寿保险合计	**54,557**	42,248

个人寿险业务。个人寿险业务保费收入由截至2007年6月30日止6个月的342.33亿元增加23.5%至2008年同期的422.84亿元。增加的主要原因是本公司持续增加代理人数量及提升其产能，因而首年保费收入由截至2007年6月30日止6个月的97.59亿元增加27.4%至2008年同期的124.33亿元。此外，个人寿险业务续期保费收入，亦由截至2007年6月30日止6个月的244.74亿元增加22.0%至2008年同期的298.51亿元。此外，短期意外及健康保险和保证续保健康保险中来自续保保单的保费收入由截至2007年6月30日止6个月的12.86亿元增加7.8%至2008年同期的13.86亿元。

银行保险业务。银行保险业务保费收入由截至2007年6月30日止6个月的38.84亿元增加76.5%至2008年同期的68.55亿元。增加的主要原因是本公司于2007年下半年推出了通过银行保险渠道销售的新型投资连结保险产品。

团体保险业务。团体保险业务保费收入由截至2007年6月30日止6个月的41.31亿元增加31.2%至2008年同期的54.18亿元。增加的主要原因是本公司注重多个销售渠道的共同发展，促进员工福利保障计划及其他业务的销售。本公司团体保险业务短期意外及健康保险的保费收入由截至2007年6月30日止6个月的16.41亿元增加22.1%至2008年同期的20.04亿元。

本公司寿险业务保费收入按险种分析如下：

	2008年		2007年	
截至6月30日止6个月 (人民币百万元，比例除外)	金额	占总额 比例(%)	金额	占总额 比例(%)
分红险	**21,597**	**39.6**	17,137	40.6
万能险	**14,400**	**26.4**	11,583	27.4
长期健康险	**4,203**	**7.7**	4,095	9.7
传统寿险	**2,818**	**5.2**	2,928	6.9
投资连结险	**5,298**	**9.7**	2,035	4.8
年金	**3,259**	**6.0**	1,893	4.5
短期意外及健康险	**2,982**	**5.4**	2,577	6.1
合计	**54,557**	**100.0**	42,248	100.0

总投资收益

截至6月30日止6个月(人民币百万元，比例除外)	2008年	2007年
净投资收益(1)(4)	8,192	8,937
净已实现及未实现投资收益(2)(4)	1,858	13,101
投资资产减值损失(3)(4)	(1,282)	–
总投资收益(4)	8,768	22,038
净投资收益率(4)(5)	4.0%	4.6%
总投资收益率(4)(5)	4.2%	8.9%

(1) 包含存款利息收入、债券利息收入、权益投资股息收入以及投资物业租赁收入等；
(2) 包含证券投资差价收入及公允价值变动损益；
(3) 包含可供出售金融资产减值损失；
(4) 投资收益及投资收益率计算均未考虑投资连结保险投资账户；
(5) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的汇兑损益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。

寿险业务净投资收益由截至2007年6月30日止6个月的89.37亿元减少8.3%至2008年同期的81.92亿元。减少的主要原因是受股票市场波动影响，证券投资基金的分红收入减少，该减少由于固定到期日投资利息收入的增加而部分抵消。寿险业务净投资收益率由截至2007年6月30日止6个月的4.6%下降至2008年同期的4.0%。

寿险业务总投资收益由截至2007年6月30日止6个月的220.38亿元减少60.2%至2008年同期的87.68亿元。寿险业务总投资收益率由截至2007年6月30日止6个月的8.9%下降至2008年同期的4.2%。下降的主要原因是受股票市场波动影响，净已实现及未实现的收益大幅减少，此外，本公司亦对部分可供出售权益投资计提了减值准备。

退保金

退保金由截至2007年6月30日止6个月的59.19亿元增加15.6%至2008年同期的68.40亿元。增加的主要原因是通过本公司银行保险渠道销售的某些保险产品的退保金增加。

赔付支出

下表概述赔付支出的主要组成部分：

截至6月30日止6个月(人民币百万元)	2008年	2007年
赔款支出	1,290	1,045
年金给付	1,660	1,427
满期及生存给付	7,217	3,582
死伤医疗给付	985	771
合计	11,152	6,825

赔款支出由截至2007年6月30日止6个月的10.45亿元增加23.4%至2008年同期的12.90亿元。增加的主要原因是本公司短期意外及健康保险保费收入增加。

满期及生存给付支出由截至2007年6月30日止6个月的35.82亿元大幅增加至2008年同期的72.17亿元。增加的主要原因是由于某些个险及银行保险产品的产品特性而带来的满期及生存给付增加。

死伤医疗给付支出由截至2007年6月30日止6个月的7.71亿元增加27.8%至2008年同期的9.85亿元。增加的主要原因是本公司保证续保健康保险保费收入增加。

保单红利支出

保单红利支出由截至2007年6月30日止6个月的8.97亿元大幅增加至2008年同期的41.62亿元。增加的主要原因是本公司提高了分红保险产品的分红水平及分配了特别红利。本公司的分红保险分红特别储备相应减少。

保险责任准备金增加净额

截至2008年6月30日止6个月的保险责任准备金增加额为193.33亿元，而2007年同期则为438.54亿元，减少的主要原因是由于：(1)2008年上半年分红保险红利支出及万能寿险结算利息支出大幅增加，以及部分投资资产市价大幅下降，导致分红保险分红特别储备及万能寿险平滑准备金的变动额较2007年同期减少165.71亿元，(2)部分投资资产市价大幅下降，导致投资连结保险产品责任准备金变动额较2007年同期减少89.52亿元，(3)满期及生存给付支出大幅增加。

手续费及佣金支出

截至6月30日止6个月（人民币百万元，比例除外）	2008年	2007年
健康险	**644**	681
意外伤害险	**175**	154
寿险及其他	**5,115**	3,766
手续费及佣金支出合计	**5,934**	4,601
手续费及佣金支出占保险业务收入的比例	**10.9%**	10.9%

保险业务佣金支出（主要是支付给本公司的销售代理人）由截至2007年6月30日止6个月的46.01亿元增加29.0%至2008年同期的59.34亿元。增加的主要原因是保费收入增长。截至2008年6月30日止6个月的佣金支出占保险业务收入的比例仍为10.9%，与2007年中期相同。

业务及管理费

截至6月30日止6个月	2008年	2007年
业务及管理费占保险业务收入的比例	**4.5%**	6.9%

业务及管理费由截至2007年6月30日止6个月的29.00亿元减少14.8%至2008年同期的24.71亿元。减少的主要原因是成本控制措施的实施。业务及管理费占保险业务收入的比例由截至2007年6月30日止6个月的6.9%下降至2008年同期的4.5%。

所得税

截至6月30日止6个月	2008年	2007年
有效税率	**-2.2%**	-8.4%

所得税于截至2008年6月30日止6个月为-1.35亿元，而2007年同期为-3.74亿元。有效税率由截至2007年6月30日止6个月的-8.4%增加至2008年同期的-2.2%。增加的主要原因是享有若干税项豁免的证券投资基金分红收入大幅减少。

净利润

由于前述原因，本公司寿险业务净利润由截至2007年6月30日止6个月的48.13亿元增加28.4%至2008年同期的61.81亿元。

保险责任准备金

本公司寿险业务保险责任准备金按险种列示如下：

（人民币百万元）	2008年6月30日	2007年12月31日
未决赔款准备金		
健康险	**713**	586
意外伤害险	**103**	169
未决赔款准备金合计	**816**	755
寿险责任准备金		
寿险	**45,279**	44,534
年金	**92,474**	84,477
分红险	**108,367**	116,460
万能险	**46,319**	39,339
投资连结险	**33,700**	35,549
寿险责任准备金合计	**326,139**	320,359
长期健康险责任准备金		
健康险	**30,967**	28,603
分红险	**9,942**	8,610
长期健康险责任准备金合计	**40,909**	37,213
保险责任准备金合计	**367,864**	358,327

2. *产险业务*

本公司通过平安产险和平安香港经营产险业务。从保费收入来衡量，平安产险是中国第三大财产保险公司。依据按照中国会计准则编制的本公司财务数据和中国保险行业数据计算，截至2008年6月30日止6个月，平安产险的保费收入约占中国产险公司保费收入总额的10.7%。

以下为本公司产险业务的经营数据概要：

	2008年 6月30日	2007年 12月31日
保费收入的市场占有率(1)	**10.7%**	10.3%
客户数量：		
个人（千）	**8,680**	7,140
公司（千）	**2,036**	1,617
合计（千）	**10,716**	8,757

	截至2008年 6月30日 止6个月	截至2007年 12月31日 止年度
综合成本率：		
费用率	**40.7%**	40.7%
赔付率	**69.6%**	61.1%
综合成本率	**110.3%**	101.8%

(1) 依据按照中国会计准则编制的本公司财务数据和中国保监会发布的中国保险行业数据计算。
2008年6月30日的市场占有率以六个月期间的累计保费收入计算。
2007年12月31日的市场占有率以一年期间的累计保费收入计算。

2008年上半年，由于雪灾、地震及暴雨等自然灾害发生，以及机动车交通事故责任强制保险费率下调，导致综合成本率上升，对本公司产险业务的盈利造成压力。如果剔除雪灾、地震及暴雨的净损失，本公司产险业务截至2008年6月30日止6个月的综合成本率为102.3%。

为了在竞争激烈的市场环境中实现业务的稳步健康增长，本公司实施积极的渠道建设策略，强化面向高端客户的直销渠道建设，加强渠道队伍的专业化销售能力。努力推动电话销售、交叉销售等低成本销售渠道的发展，促进低成本渠道业务占比持续提高。同时，根据各地区市场特点，实施了更为清晰的分地区发展策略和资源配套政策。

本公司不断检视公司运营的各个环节，对关键流程实施改造，以完善运营后援集中平台，建立国内领先的运营管理体系，最大程度地降低运营成本，实现健康发展。

再保险安排
截至2008年6月30日止6个月，平安产险总体分出保费26.97亿元，其中，机动车辆及第三者责任险分出保费9.23亿元，非机动车辆险分出保费17.62亿元，意外与健康险分出保费0.12亿元。平安产险总体分入保费0.59亿元，全部为非机动车辆险。

本公司一贯采取积极的再保政策，分散承保风险，扩大公司的承保能力，不断加强与再保险公司的合作力度，拓宽分出渠道，争取分入业务。2008年上半年，与本公司合作的主要再保险公司包括：中国财产再保险股份有限公司、Allianz SE Reinsurance Branch Asia Pacific、中国再保险(集团)股份有限公司、Everest Reinsurance Company等。

经营业绩
以下为本公司产险业务的经营业绩概要：

截至6月30日止6个月(人民币百万元)	2008年	2007年
保险业务收入	**14,671**	11,637
已赚保费	**9,619**	7,599
投资收益	**1,033**	944
公允价值变动损益	**(43)**	10
汇兑损失	**(37)**	(11)
其他收入	**27**	12
营业收入合计	**10,599**	8,554
赔付支出	**(6,353)**	(4,966)
减：摊回赔付支出	**788**	909
保险责任准备金增加净额	**(1,132)**	(747)
分保费用	**(11)**	(7)
营业税金及附加	**(834)**	(661)
保险业务手续费及佣金支出	**(1,394)**	(1,117)
业务及管理费	**(2,354)**	(1,805)
减：摊回分保费用	**657**	564
资产减值损失	**24**	(73)
其他支出	**(8)**	(5)
营业支出合计	**(10,617)**	(7,908)
营业利润	**(18)**	646
营业外收支净额	**(2)**	(4)
利润总额	**(20)**	642
所得税	**94**	(320)
净利润	**74**	322

保险业务收入

截至6月30日止6个月（人民币百万元）	2008年	2007年
机动车辆保险	**10,225**	7,801
非机动车辆保险	**3,650**	3,254
意外与健康保险	**796**	582
保险业务收入合计	**14,671**	11,637

保险业务收入由截至2007年6月30日止6个月的116.37亿元增加26.1%至2008年同期的146.71亿元。增加的主要原因在于产险三个业务系列的销售均稳步增长。

机动车辆保险业务。机动车辆保险业务保费收入由截至2007年6月30日止6个月的78.01亿元增加31.1%至2008年同期的102.25亿元。增加的主要原因是中国居民对机动车的需求持续增加。

非机动车辆保险业务。非机动车辆保险业务保费收入由截至2007年6月30日止6个月的32.54亿元增加12.2%至2008年同期的36.50亿元。增加的主要原因是企业财产保险及货运险保费收入增加。企业财产保险保费收入由截至2007年6月30日止6个月的15.47亿元增加6.3%至2008年同期的16.45亿元，货运险保费收入由截至2007年6月30日止6个月的3.23亿元增加40.9%至2008年同期的4.55亿元。

意外与健康保险业务。意外与健康保险业务保费收入由截至2007年6月30日止6个月的5.82亿元增加36.8%至2008年同期的7.96亿元。增加的主要原因是本公司继续重点推广该项业务。

总投资收益

截至6月30日止6个月（人民币百万元，比例除外）	2008年	2007年
净投资收益(1)	**538**	407
净已实现及未实现投资收益(2)	**452**	550
总投资收益	**990**	957
净投资收益率(3)	**3.7%**	3.5%
总投资收益率(3)	**5.8%**	6.4%

(1) 包含存款利息收入、债券利息收入、权益投资股息收入以及投资物业租赁收入等；
(2) 包含证券投资差价收入及公允价值变动损益；
(3) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的汇兑损益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。

本公司产险业务净投资收益由截至2007年6月30日止6个月的4.07亿元增加32.2%至2008年同期的5.38亿元。增加的主要原因是产险业务证券投资基金分红收入增加。产险业务净投资收益率由截至2007年6月30日止6个月的3.5%增加至2008年同期的3.7%。

本公司产险业务总投资收益由截至2007年6月30日止6个月的9.57亿元增加3.4%至2008年同期的9.90亿元。产险业务总投资收益率由截至2007年6月30日止6个月的6.4%下降至2008年同期的5.8%，下降的主要原因是受股票市场波动影响，净已实现及未实现的收益减少。

赔款支出

截至6月30日止6个月（人民币百万元）	2008年	2007年
机动车辆保险	**5,292**	3,935
非机动车辆保险	**1,029**	594
意外与健康保险	**376**	275
赔款支出合计(1)	**6,697**	4,804

(1) 赔款支出包括财务报表项目中的赔付支出、摊回赔付支出、提取保险责任准备金及摊回保险责任准备金。

赔款支出合计由截至2007年6月30日止6个月的48.04亿元增加39.4%至2008年同期的66.97亿元。

机动车辆保险业务赔款支出由截至2007年6月30日止6个月的39.35亿元增加34.5%至2008年同期的52.92亿元。增加的主要原因是该项业务过去12个月的保费收入增加。

非机动车辆保险业务赔款支出由截至2007年6月30日止6个月的5.94亿元增加73.2%至2008年同期的10.29亿元。增加的主要原因是雪灾、地震等自然灾害导致赔款支出增加。

意外与健康保险业务赔款支出由截至2007年6月30日止6个月的2.75亿元增加36.7%至2008年同期的3.76亿元。增加的主要原因是该项业务过去12个月的保费收入增加。

截至2008年6月30日止6个月期间，本公司产险业务因雪灾、地震及暴雨而发生的赔款支出（包括已决赔款及未决赔款准备金，已扣除摊回分保部分）分别约为4.86亿元、1.14亿元及1.32亿元。

手续费及佣金支出

截至6月30日止6个月(人民币百万元，比例除外)	2008年	2007年
机动车辆保险	**1,043**	819
非机动车辆保险	**281**	252
意外与健康保险	**81**	53
手续费及佣金支出合计(1)	**1,405**	1,124
手续费及佣金支出占保险业务收入的比例	**9.6%**	9.7%

(1) 手续费及佣金支出包括财务报表项目中的手续费及佣金支出、分保费用。

手续费及佣金支出由截至2007年6月30日止6个月的11.24亿元增加25.0%至2008年同期的14.05亿元。增加的主要原因是保费收入增加。手续费及佣金支出占保费收入的比例由截至2007年6月30日止6个月的9.7%下降至2008年同期的9.6%，控制在稳定的水平上。

业务及管理费

截至6月30日止6个月	2008年	2007年
业务及管理费占保险业务收入的比例	**16.0%**	15.5%

业务及管理费由截至2007年6月30日止6个月的18.05亿元增加30.4%至2008年同期的23.54亿元。业务及管理费占保险业务收入的比例由截至2007年6月30日止6个月的15.5%增加至2008年同期的16.0%。增加的主要原因是保费收入增加，及产险行业竞争加剧带来市场投入增加。

所得税

所得税由截至2007年6月30日止6个月的3.20亿元减少至2008年同期的-0.94亿元。减少的主要原因是享有若干税项豁免的证券投资基金分红收入增加。

净利润

由于前述原因，本公司产险业务净利润由截至2007年6月30日止6个月的3.22亿元减少77.0%至2008年同期的0.74亿元。

未决赔款准备金

(人民币百万元)	**2008年 6月30日**	2007年 12月31日
机动车辆保险	**4,432**	3,718
非机动车辆保险	**4,561**	2,935
意外与健康保险	**317**	237
未决赔款准备金合计	**9,310**	6,890

未决赔款准备金余额由2007年12月31日的68.90亿元增加35.1%至2008年6月30日的93.10亿元。增加的主要原因是雪灾、地震等自然灾害导致提取的未决赔款准备金增加。

3. *银行业务*

本公司通过深圳平安银行经营银行业务。

2008年上半年，本公司积极发展现有银行业务的同时，正逐步构建全国性网络。随着泉州分行正式获得银监会批准，深圳平安银行的跨区经营又迈出了新的一步。深圳平安银行的公司业务与零售业务保持健康稳定发展。从2007年中于深圳及上海发卡至今，信用卡累计流通卡量已超过70万张。在业务发展的同时，贷款质量持续优化，不良贷款率控制在0.5%。此外，深圳平安银行实施运营集中、大力进行IT平台建设、加强风险管理；提升总行管控能力，完善资本管理机制、健全财务管理、成本管理等配套机制；加大人力资源投入以及高端金融管理人才的外部引进和内部培育等。这一系列措施均为深圳平安银行迈向全国性银行奠定了良好基础。

经营业绩

以下为本公司银行业务的经营业绩概要：

截至6月30日止6个月（人民币百万元）	2008年	2007年
净利息收入	**1,985**	1,459
手续费及佣金净收入	**87**	52
投资收益	**(52)**	43
其他业务净收入	**13**	477
营业收入合计	**2,033**	2,031
资产减值损失	**(61)**	62
营业净收入	**1,972**	2,093
营业、管理及其他费用[(1)]	**(1,009)**	(851)
税前利润	**963**	1,242
所得税	**(168)**	(156)
净利润	**795**	1,086

(1) 营业、管理及其他费用包括营业费用、营业税金及附加、其他支出及营业外支出。

本公司银行业务的净利润由截至2007年6月30日止6个月的10.86亿元减少26.8%至2008年同期的7.95亿元。然而，如去除因打包出售不良资产以及拨回诉讼准备金对2007年上半年经营业绩带来的一次性正面影响（共计4.09亿元），2008年上半年深圳平安银行在大量资本性支出及战略投入的情况下，实际上净利润仍实现增长。

净利息收入

截至6月30日止6个月（人民币百万元，比例除外）	2008年	2007年
利息收入		
客户贷款	**2,274**	1,348
存放央行款项	**146**	73
存放同业及其他金融机构款项	**323**	295
债券利息收入	**633**	541
利息收入合计	**3,376**	2,257
利息支出		
客户存款	**1,085**	641
应付同业及其他金融机构款项	**306**	157
利息支出合计	**1,391**	798
净利息收入	**1,985**	1,459
净息差(1)	**2.9%**	2.4%
平均生息资产余额	**127,736**	118,411
平均计息负债余额	**121,579**	110,507

(1) 净息差是指平均生息资产收益率（不包括收回不良贷款之欠息）与平均计息负债成本率之差。

净利息收入由截至2007年6月30日止6个月的14.59亿元增加36.1%至2008年同期的19.85亿元。增加的主要原因是由于净息差的提高。净息差由截至2007年6月30日止6个月的2.4%上升50个基点至2008年同期的2.9%。

投资收益

本公司银行业务的投资收益于2008年6月30日止6个月为-0.52亿元，而2007年同期则为0.43亿元，减少的主要原因是由于交易性债券投资以及衍生金融工具的公允价值变动所致。

其他业务净收入

其他业务净收入由截至2007年6月30日止6个月的4.77亿元大幅减少至2008年同期的0.13亿元。同上文所述，减少的主要原因是由于2008年上半年没有打包出售不良资产及拨回诉讼准备金等事项带来的一次性正面影响。

营业、管理及其他费用

截至6月30日止6个月(人民币百万元,比例除外)	2008年	2007年
营业及管理费用	**864**	733
营业税金及附加	**126**	77
其他费用及营业外支出	**19**	41
营业、管理及其他费用合计	**1,009**	851
成本与收入比例[1]	**42.5%**	36.1%

(1) 成本与收入比例为营业及管理费用/营业收入。

营业、管理及其他费用由截至2007年6月30日止6个月的8.51亿元增加18.6%至2008年同期的10.09亿元,成本与收入比例由截至2007年6月30日止6个月的36.1%上升至2008年同期的42.5%。增加的主要原因是由于开拓信用卡业务、新设支行、IT基础设施建设以及人员聘请等的投入。这均是为支持未来业务的持续性增长,为全国性发展打下坚实基础所必须的资源投入。

资产减值损失

截至2008年6月30日止6个月的资产减值损失为0.61亿元,而2007年同期为减值转回0.62亿元。增加的主要原因是由于2008年上半年无转回不良资产减值的影响。

所得税

截至6月30日止6个月	2008年	2007年
有效税率	**17.4%**	12.6%

所得税由截至2007年6月30日止6个月的1.56亿元增加7.7%至2008年同期的1.68亿元。有效税率由截至2007年6月30日止6个月的12.6%增加至2008年同期的17.4%。有效税率的增加主要由于2008年1月1日新企业所得税法的实施,深圳地区企业所得税率由2007年的15.0%上升至2008年的18.0%。

贷款组合

(人民币百万元)	**2008年6月30日**	2007年12月31日
企业贷款	**43,398**	36,142
票据贴现	**4,956**	5,976
个人贷款	**20,689**	19,782
贷款总额	**69,043**	61,900

贷款总额由2007年12月31日的619.00亿元增加11.5%至2008年6月30日的690.43亿元。企业贷款增加20.1%至433.98亿元，占2008年6月30日贷款总额的62.9%(2007年12月31日：58.4%)。个人贷款增加4.6%至206.89亿元，占2008年6月30日贷款总额的30.0%(2007年12月31日：32.0%)。由于贷款组合重组及资产负债管理，票据贴现下降17.1%至2008年6月30日的49.56亿元。

存款组合

(人民币百万元)	**2008年6月30日**	2007年12月31日
企业存款	**81,445**	96,941
个人存款	**11,896**	10,184
存入保证金	**6,320**	5,397
汇出汇款及应解汇款	**1,014**	531
客户存款及保证金总额	**100,675**	113,053

客户存款及保证金总额由2007年12月31日的1,130.53亿元减少10.9%至2008年6月30日的1,006.75亿元。如剔除母公司收回短期存款143亿元的影响，对外企业客户存款总额(包括企业存款、存入保证金以及汇出汇款及应解汇款)实际上保持平稳。

贷款质量

(人民币百万元，比例除外)	**2008年6月30日**	2007年12月31日
正常	**64,712**	58,370
关注	**3,999**	3,019
次级	**204**	296
可疑	**84**	167
损失	**44**	48
贷款合计	**69,043**	61,900
不良贷款合计	**332**	511
不良贷款比率	**0.5%**	0.8%
贷款减值准备余额	**422**	420
拨备覆盖率	**127.1%**	82.2%

贷款质量于2008年上半年持续优化。不良贷款比率及余额分别由0.8%降低至0.5%，以及由5.11亿元减少至3.32亿元。减少的主要原因来自2008年上半年成功清收不良贷款1.80亿元及由正常至不良类别的低迁移率。

拨备覆盖率由2007年12月31日的82.2%大幅提高至2008年6月30日的127.1%，其原因为上文所提及的不良贷款大幅减少。

资本充足率

(人民币百万元，比例除外)	**2008年6月30日**	2007年12月31日
资本	**7,152**	6,209
加权风险资产	**70,696**	68,466
资本充足率(监管规定>=8%)	**10.1%**	9.1%
核心资本充足率(监管规定>=4%)	**10.2%**	9.1%

于2008年6月30日，深圳平安银行的资本充足率及核心资本充足率均高于监管规定，分别达到10.1%以及10.2%。

4. *证券业务*

本公司通过平安证券经营证券业务。

2008年上半年，国内资本市场深度调整，二级市场成交量较去年大幅缩减，本公司证券经纪及自营业务均受到一定程度的影响，但本公司的投行业务发展势头良好，除继续保持在中小企业承销上的优势外，又成功主承销了融资额达115亿元的"海螺水泥"增发，实现了本公司在大项目承销上的突破。2008年3月，本公司第一只集合理财产品"年年红1号"成功发行。未来，平安证券将充分发挥集团综合金融优势，在不断提高现有营业部产能的基础上，抓住营业部扩容机会，力争实现经纪业务市场占有率的不断提升。

经营业绩

以下为本公司证券业务的经营业绩概要：

截至6月30日止6个月(人民币百万元)	**2008年**	2007年
手续费及佣金净收入	**854**	975
投资收益	**314**	384
公允价值变动损益	**(211)**	107
其他收入	**2**	-
汇兑损失	**(4)**	(2)
营业收入合计	**955**	1,464
营业税金及附加	**(59)**	(72)
业务及管理费	**(391)**	(531)
资产减值损失	**(2)**	(1)
营业支出合计	**(452)**	(604)
营业利润	**503**	860
营业外收支净额	**(3)**	(1)
利润总额	**500**	859
所得税	**(99)**	(183)
净利润	**401**	676

手续费及佣金净收入

以下为手续费及佣金净收入的主要组成部分：

截至6月30日止6个月（人民币百万元）	2008年	2007年
手续费及佣金收入		
经纪手续费收入	**509**	790
承销佣金收入	**392**	224
其他	**11**	32
手续费及佣金收入合计	**912**	1,046
手续费及佣金支出		
支付经纪手续费	**(58)**	(71)
手续费及佣金支出合计	**(58)**	(71)
手续费及佣金净收入	**854**	975

本公司经纪业务的经纪手续费收入由截至2007年6月30日止6个月的7.90亿元减少35.6%至2008年同期的5.09亿元。减少的主要原因是受国内资本市场调整影响，成交量大幅缩减。

本公司投资银行业务的承销佣金收入由截至2007年6月30日止6个月的2.24亿元增加75.0%至2008年同期的3.92亿元。增加的主要原因是本公司投行业务主承销发行数量增加，以及在大项目承销发行上获得突破。

经纪业务手续费支出的减少与经纪业务手续费收入的下降保持一致。

由于前述原因，手续费及佣金净收入由截至2007年6月30日止6个月的9.75亿元减少12.4%至2008年同期的8.54亿元。

投资收益

截至6月30日止6个月（人民币百万元）	**2008年**	2007年
净投资收益[1]	**79**	36
净已实现及未实现投资收益[2]	**24**	455
总投资收益	**103**	491

(1) 包含存款利息收入、债券利息收入、权益投资股息收入等；
(2) 包含证券投资差价收入及公允价值变动损益。

本公司证券业务的总投资收益由截至2007年6月30日止6个月的4.91亿元减少79.0%至2008年同期的1.03亿元。减少的主要原因是受股票市场波动影响，净已实现及未实现投资收益大幅减少。

业务及管理费
业务及管理费由截至2007年6月30日止6个月的5.31亿元减少26.4%至2008年同期的3.91亿元。减少的主要原因是受资本市场波动影响，创新类业务相关费用减少。

所得税

截至6月30日止6个月	**2008年**	2007年
有效税率	**19.8%**	21.3%

所得税由截至2007年6月30日止6个月的1.83亿元减少45.9%至2008年同期的0.99亿元。减少的主要原因是应税利润减少。有效税率由截至2007年6月30日止6个月的21.3%下降至2008年同期的19.8%。

净利润
由于前述原因，本公司证券业务净利润由截至2007年6月30日止6个月的6.76亿元减少40.7%至2008年同期的4.01亿元。

5. *信托业务*
本公司通过平安信托经营信托业务。

2008年上半年，面对市场环境变化，权益类信托产品滞销的局面，平安信托紧跟市场需求的变化，主动调整产品结构，重点着力于固定收益类和创新类产品的研发，成功发行了信贷资产证券化、基金投资信托、私人股权投资信托等一系列创新产品，信托业务保持良好的发展势头，平安信托在行业中的影响力也不断提升。同时，平安信托进一步挖掘客户资源，拓展营销渠道，在私人财富管理平台 客户服务平台和风险控制平台建设方面进展顺利，这些举措将为未来本公司信托业务的快速发展提供有力支持。此外，随着投资团队的不断扩大和投资平台的日趋完善，平安信托非资本市场投资进展良好，各投资项目正在稳步推进之中，未来有望对本公司整体利润增长做出贡献。

经营业绩

以下为本公司信托业务的经营业绩概要：

截至6月30日止6个月（人民币百万元）	2008年	2007年
手续费及佣金净收入	**241**	122
投资收益	**810**	265
公允价值变动损益	**(259)**	57
汇兑损失	**(1)**	(1)
其他收入	**–**	4
营业收入合计	**791**	447
营业税金及附加	**(47)**	(27)
业务及管理费	**(44)**	(79)
资产减值损失	**9**	(5)
营业支出合计	**(82)**	(111)
营业利润	**709**	336
营业外收支净额	**–**	–
利润总额	**709**	336
所得税	**(70)**	(61)
净利润	**639**	275

(1) 上述数据并未合并平安信托下属子公司，对子公司的投资按成本法核算。

手续费及佣金净收入

以下为手续费及佣金净收入的主要组成部分：

截至6月30日止6个月（人民币百万元）	2008年	2007年
手续费及佣金收入		
信托产品管理费	**269**	246
托管及其他受托业务佣金收入	**15**	–
其他	**21**	11
手续费及佣金收入合计	**305**	257
手续费及佣金支出		
信托产品手续费支出	**(49)**	(125)
其他	**(15)**	(10)
手续费及佣金支出合计	**(64)**	(135)
手续费及佣金净收入	**241**	122

手续费及佣金收入由截至2007年6月30日止6个月的2.57亿元增加18.7%至2008年同期的3.05亿元。增加的主要原因是由于本公司管理的信托资产规模较去年同期增长。由于该原因，信托产品管理费收入由截至2007年6月30日止6个月的2.46亿元增加9.3%至2008年同期的2.69亿元。此外，本公司在2008年上半年开展了其他受托业务获取了承揽服务费收入0.15亿元。

手续费及佣金支出由截至2007年6月30日止6个月的1.35亿元减少52.6%至2008年同期的0.64亿元。减少的主要原因是权益类信托产品的手续费支出由于资本市场波动而大幅下降。

由于前述原因，手续费及佣金净收入由截至2007年6月30日止6个月的1.22亿元增加97.5%至2008年同期的2.41亿元。

投资收益

截至6月30日止6个月（人民币百万元）	**2008年**	2007年
净投资收益[1]	**285**	76
净已实现及未实现投资收益[2]	**266**	246
总投资收益	**551**	322

(1) 包含存款利息收入、贷款利息收入、债券利息收入及权益投资股息收入等；
(2) 包含证券投资差价收入及公允价值变动损益。

本公司信托业务的总投资收益由截至2007年6月30日止6个月的3.22亿元增加71.1%至2008年同期的5.51亿元。增加的主要原因是平安信托收取了子公司平安证券分派的股息2.32亿元，及为锁定前期累积的收益，出售了部分权益投资。

业务及管理费

业务及管理费由截至2007年6月30日止6个月的0.79亿元减少44.3%至2008年同期的0.44亿元。减少的主要原因是由于成本控制措施的实施。

所得税

截至6月30日止6个月	**2008年**	2007年
有效税率	**9.9%**	18.2%

所得税由截至2007年6月30日止6个月的0.61亿元增加14.8%至2008年同期的0.70亿元。增加的主要原因是由于应税利润的增加。有效税率由截至2007年6月30日止6个月的18.2%下降至2008年同期的9.9%。下降的主要原因是从子公司平安证券收取的股息享有税项豁免。

净利润

由于前述原因，本公司信托业务净利润由截至2007年6月30日止6个月的2.75亿元大幅增加至2008年同期的6.39亿元。

6. *受托资产规模*

（人民币百万元）	**2008年 6月30日**	2007年 12月31日
信托受托资产	**40,470**	47,519
企业年金受托资产	**9,115**	4,983
委托贷款	**1,560**	1,654
资产管理受托资产	**5,531**	1,317

7. *资产管理业务*

上半年，受市场环境的负面影响，本公司境内及海外投资均面临挑战，资本市场投资收益受到一定冲击。本公司积极应对市场波动，把握有利时机调整资产配置，增大固定收益资产投资；同时加大了非资本市场投资力度，多个项目在积极运作之中。截至2008年6月30日止6个月期间，本公司实现总投资收益92.75亿元，总投资收益率3.6%。

平安资产管理在本公司综合金融品牌战略规划下，充分利用内外部资源平台，积极推进第三方资产管理业务的发展，在多个领域取得突破，受托资产管理规模扩张迅速，国内QDII专户理财第一单落户平安并已进入实质性运作阶段。

境外投资计划与全球投资平台建设稳步推进。继平安资产管理（香港）获取QDII额度以来，本公司除了投资于港股市场以外，也实施了对富通股权的投资，成为富通第一大股东。基于上述富通交易带来的深层次合作机会，本公司已与富通银行正式签署收购富通投资管理公司约50%的股权的协议，以加速建立全球投资能力、搭建全球资产管理及QDII的业务平台。这项投资除分散投资风险和获取长期财务投资收益外，本公司也可通过与富通的合作获得具有价值的协同效应，加快向国际领先综合金融集团迈进的步伐。同时，本公司亦将在未来两到三年内完成国内外投资业务前中后台一体化、直通式系统平台的搭建，为建立全球投资平台奠定坚实基础。

自2007年平安资产管理（香港）先后获得香港证监会资产管理牌照和中国保监会境外受托人资格以来，本报告期内，又正式获得香港证监会颁发的就证券提供意见和就期货合约提供意见两类牌照，进一步拓宽了业务种类和收入来源。

8. *全国运营管理中心*

截至2008年6月30日，本公司个人寿险核保、理赔，产险车险、财产险理赔，各子公司机构会计作业，全国电话中心等作业已经全部集中，基本完成第一阶段集中目标；同时经过两年多的集中运营，全国运营管理中心在提高服务效率、加强风险管控、降低营运成本等方面的作用已经逐步显现。

下一阶段，依托先进的信息平台和科技手段，以及在流程优化、标准化建设、运营管理等方面积累的丰富经验，本公司将逐步扩大这些核心运营能力的应用，充分获取集中带来的规模效应，不断完善综合金融平台，为客户提供多种服务和产品，支持业务高速发展。

9. *交叉销售*

经过几年的培育，本公司金融业务交叉销售的深度和广度得到明显加强，成果显著，综合金融协同效应日益显现。下表载列截至2008年6月30日止6个月期间本公司交叉销售业绩情况：

通过交叉销售获得的新业务（人民币百万元，特别指明除外）	金额	渠道贡献占比(%)
产险业务		
保费收入	2,047	14.0
企业年金业务		
受托业务规模	658	12.5
投资管理业务规模	746	12.7
信托业务		
信托计划规模	401	1.3
银行业务		
公司业务存款	486	9.1
信用卡(万张)	27	55.8

10、 *偿付能力状况*

以下汇总了本公司主要保险子公司的偿付能力相关指标数据：

	2008年6月30日			2007年12月31日		
	实际资本(人民币百万元)	最低资本(人民币百万元)	偿付能力充足率(%)	实际资本(人民币百万元)	最低资本(人民币百万元)	偿付能力充足率(%)
平安寿险	**20,702**	**17,064**	**121.3**	45,218	15,704	287.9
平安产险	**3,397**	**3,038**	**111.8**	4,895	2,695	181.6

偿付能力充足率是保险公司资本充足率的量度标准，计算方法为实际资本除以最低资本。根据中国保监会有关法规，保险公司的偿付能力充足率必须达到规定水平。一般情况下，中国保监会认为若保险公司达到不低于100%的偿付能力充足率，则其在财务上是健全的。

截至2008年6月30日，本公司符合监管规定的资本需求，平安寿险和平安产险的偿付能力充足。但由于受资本市场波动影响，平安寿险及平安产险的偿付能力充足率均较2007年末有较大幅度下降。

二、报告期内重大事项讨论与分析

在报告期内，本集团有以下业务事项将对公司经营产生影响。

(一) 保险业务

上半年，国内相继发生的雪灾、地震、暴雨等自然灾害导致赔款支出增加。截至2008年6月30日，本公司累计接到雪灾 地震、暴雨报案23,664起，已决赔付3.17亿元，其中平安产险赔付3.01亿元，平安寿险赔付0.16亿元。预计产、寿总赔付将达到19.87亿元。

由于事先已做好妥善再保安排，将风险有效转移，三大自然灾害对本公司经营有一定影响，但尚在可控范围内。考虑再保摊回后，预计当期总净损失约7.84亿元。

平安寿险明确了提高分红险分红水平，提高银保万能险结算利率至业内最高，万能险及分红险在整体产品结构中的占比有所提升。

机动车交通事故强制责任保险费率的下调，亦对产险的综合成本率造成影响。

财政部2008年34号文对企业年金的"企业缴费总额在工资总额4%以内的部分，从成本(费用)中列支"的规定，与原劳动保障部20号令企业年金的"企业缴费每年不超过本企业上年度职工工资总额的1/12"相比，企业缴费总额的成本列支范围有所降低，对企业年金新业务规模的扩大形成一定阻滞影响。

(二) 银行业务

上半年国家实施从紧的货币政策，控制信贷规模，加强银行体系流动性管理，年内五次上调准备金率至17.5%，对银行资产和贷款的增长造成一定影响。

(三) 投资业务

截至2008年1月22日，平安寿险持有富通集团113,496,265股股份，约占当时已发行股本的4.99%。2008年6月26日，平安寿险参加了富通集团实施的闪电配售增持750万股股份，增持后合计持有富通集团120,996,265股股份，占其增发后已发行股本的4.99%(若考虑全部的潜在稀释性证券，持股比例约为4.54%)。富通集团投资对于本公司是一项长期的财务投资，除分散投资风险和获取财务投资收益外，与富通集团的合作具有更重要的战略意义，能够获得具有价值的协同效应。

2008年4月2日，平安集团就投资富通投资管理公司约50%的股权签署了《股份买卖协议》《股东协议》、《赔偿保证契约》、《富通商标和商号许可协议》《平安商标和商号许可协议》以及《荷兰银行商标许可协议》，以21.5亿欧元的对价投资富通投资管理公司1,000,000股股权。该项投资最终交割取决于有关监管机构的审批。本次股权收购，将有助于本公司快速搭建全球资产管理及QDII的业务平台。

2008年6月20日中国保监会批准平安资产管理公司成立京沪高速铁路股权投资计划，将筹集160亿元用于投资京沪高速铁路股份有限公司股权，该项投资占京沪高铁公司总股份的13.913%，平安资产管理公司作为牵头人和发起人之一，平安寿险和其他六家公司分别为委托人(受益人)。截至2008年6月30日，平安寿险已投出资金4.23亿元，预期该项目将为公司带来稳定的股权收益。

平安证券在香港收购并增资平保证券获中国证监会批准，对公司今后开展QDII及港股直通车业务有着非常重要的意义。

三、本公司经营中的问题与困难

（一）保险业务

平安寿险制定"二元化"发展战略，将一方面立足于中心城市已具备的优势地位，另一方面加紧在中小城市和县域探索新的发展模式。实现二元市场的快速成长，公司将面临人才、资源分配等方面的挑战。同时，随着外勤队伍的稳步增长，在如何有效提升产能和品质方面亦将面临挑战。

寿险产品费率自由化趋势明显，本公司寿险业务势必也会面临挑战，本公司将密切关注政策动态及监管办法，完善已有的分析，制定应对举措。

上半年雪灾、地震以及由暴雨引发的洪水等自然灾害相继发生，机动车交通事故责任强制保险费率下调，对本公司产险业务盈利造成压力，总体综合成本率上升。对此，平安产险将继续坚持严格细致的核保政策，在保证目标市场业务规模稳步增长的同时，提升业务品质，控制运营成本；同时，持续实施销售方式转型，加速发展专业销售团队。

上半年投资环境不理想给本公司产、寿险保险资金运用收益率带来负面影响。

（二）银行业务

深圳平安银行正处于从区域性银行向全国性银行的转型期，加快了全国布局的步伐；加大了银行业务的基础和战略项目的投入，强化总部支持全国各机构的功能；积极推出各类创新金融产品和服务，发行信用卡，引进和培育关键岗位人员、高端金融管理人才。这些举措为深圳平安银行的未来发展打下了坚实的基础，但也导致短期内成本增幅较大。

（三）投资业务

2008年上半年，受美国次贷危机和全球经济放缓的影响，周边股市大幅回调；国内通胀指数居高不下，宏观调控政策从紧，企业利润增速放缓，股票市场估值吸引力下降；本公司整体投资收益也在宏观环境的影响下受到了一定的冲击。下半年本公司将进一步完善投资策略，通过主动的配置应对资本市场波动，同时积极推进非资本市场投资业务，为公司获取长期稳定的投资回报做出贡献。

证券业其他公司正紧锣密鼓的筹备包括IPO在内的融资增资行动，其中，2008年6月30日光大证券IPO完成过会，其他券商也紧随其后，完成增资的券商将在营业网点扩充、创新业务开展等方面抢占先机。随着券商通过搬迁营业部调整网点布局和即将到来的新设营业部开闸，证券经纪业务行业竞争将进一步加剧，佣金费率将呈现不断下降的趋势。

（四）其他

平安养老险、平安健康险、平安资产管理（香港）尚处于创业期，短期内还不能对全集团的利润作出较明显的贡献。

四、报告期内投资情况

（一）募集资金使用情况

本公司2004年首次公开发行H股以及2007年首次公开发行A股募集的资金已全部用于充实公司资本金，并按照相关行业监管机构有关适用法规进行使用。

（二）非募集资金使用情况

本公司非募集资金主要来源于核心保险业务。本公司严格按照保监会的相关法规要求进行保险资金运用，所有保险资金的投资均为日常经营活动中的正常运用。

五、实际经营成果与上市文件 盈利预测 计划比较，说明预测或计划进度情况

2008年是中国平安第三个十年的开局之年。上半年，本公司按照既定的发展计划推动各项工作开展，全面执行公司发展战略，进一步强化公司基本要素的发展和核心竞争力的增强。尽管受各种不利因素的影响，特别是资本市场的深度调整对本公司投资业务产生较大冲击，公司利润较去年同期略有下降，但本公司各项业务增长依然稳健。保险业务保持快速健康发展，银行业务顺利整合并开启全国布局，投资业务搭建全球投资平台，三大支柱体系进一步巩固，并通过领先的运营平台，稳步发展的交叉销售，以及审慎的并购提升公司的长期价值。截至2008年6月30日，本公司实现净利润73.10亿元，营业收入达714.85亿元。

保险业务方面

本公司寿险业务面对经营主体增加和竞争进一步加剧的形势，实施了一系列内部改革，包括在国内率先推出周单元经营推动外勤人均产能的提升。同时，加强销售队伍的管理和内控，优化业务队伍结构，提高业务品质。产险业务上半年实现了保费收入的较快增长，市场份额较2007年底有所提升，同时在新渠道建设上亦取得一定进展。平安养老险致力于提供团体养老年金的专业受托、投资管理和账户管理服务，截至2008年6月30日，在国内专业养老保险公司中，平安养老险继续保持"累计受托管理资产"和"投资管理资产"两项市场指标的领先地位。平安健康险上半年共推出12款面向中高端客户的创新型团体和个人医疗保险及健康服务产品；初步形成了覆盖国内34个城市的医疗服务网络，已签约国内网络医院超过130家。

银行业务方面

本公司银行业务发展势头良好，对本集团的贡献明显加强。深圳平安银行积极发展现有银行业务，并逐步构建全国性网络，银行合并更名后首家异地分行－泉州分行正式获批，标志着跨区经营又迈出了新的一步。公司业务与零售业务健康稳定发展，信用卡累计流通卡量超过70万张；不良贷款率控制在0.5%，处于行业领先水平。运营集中 IT平台建设 风控管理 文化制度建设 人才招聘和培养均按计划进行，为深圳平安银行迈向全国性银行奠定了良好基础。

投资业务方面

尽管面临国内和国际市场环境变化等诸多挑战，本公司仍然把握有利时机，及时调整资产配置，基本完成了阶段性各项投资目标。同时，本公司第三方资产管理规模持续上升：平安资产管理国内QDII专户理财受托第一单进入实质性运作阶段，受托管理资产规模稳步上升，平安信托财富管理业务产品研发创新不断，客户资产与数量持续增长，平安证券首个集合资产管理计划成功发行。

六、上年度报告中披露的经营计划修改内容

上年度本公司未披露经营计划，与A股上市时披露的发展目标相比，本报告期内本公司无经营计划修改内容。

一、公司治理的情况

公司严格遵守《中华人民共和国公司法》等相关法律法规，认真落实监管部门关于公司治理的有关规定，结合公司实际情况，不断完善公司治理结构和提高公司治理水平。

报告期内，公司召开了四次股东会议，即2007年年度股东大会、2008年第一次临时股东大会、2008年第一次内资股类别股东会议和2008年第一次外资股类别股东会议；董事会共召开了四次会议；监事会共召开了两次会议。股东大会、董事会、监事会及高级管理层均按照《公司章程》赋予的职责，依法独立运作，履行各自的权利、义务，没有违法违规的情况发生。

公司严格按照法律法规和公司章程的要求，及时、准确、真实、完整地披露公司各项重大信息，确保所有股东有平等的机会获得信息。公司致力于不断建立高水平的公司治理，并相信健全的公司治理可进一步提升公司管理的高效及可靠性，对本公司实现股东价值的最大化至关重要。

报告期内，公司连续第七年蝉联由经济观察报和北京大学管理案例研究中心联合评选的"中国最受尊敬企业"称号；在第五届2008中国慈善排行榜发布典礼上，公司荣膺"2008年度中国十大慈善企业"称号；在第四届中国上市公司董事会"金圆桌奖"的评比中，公司凭借完善的公司治理及规范、高效的董事会运作，获颁"最佳董事会"殊荣；在中国社会科学院发布的《2008年中国上市公司100强公司治理评价》报告中，中国平安名列公司治理百强榜首；在国际著名金融杂志《欧洲货币》对全球保险业调查中，公司当选为"中国最佳保险公司"和"最佳理赔及定价保险公司"。

二、报告期实施的利润分配方案执行情况

本公司2007年度利润分配方案已于2008年5月13日召开的2007年年度股东大会上审议通过，即以本公司总股本7,345,053,334股为基数，派发2007年年度末期股息，每股派发现金红利人民币0.50元，共计人民币3,672,526,667元，其余未分配利润结转至2008年度。股东大会决议公告刊登于2008年5月14日的《中国证券报》、《上海证券报》和《证券时报》。本次分红派息的A股股权登记日为2008年5月22日，除息日为2008年5月23日，红利发放日为2008年5月27日。本公司2007年度利润分配方案实施公告刊登于2008年5月19日的《中国证券报》、《上海证券报》和《证券时报》。该分配方案已于报告期内实施。

三、半年度拟定的利润分配预案

根据《公司章程》及其他相关规定，公司在确定可供股东分配的利润额时，应当按照中国会计准则财务报表的净利润提取法定盈余公积。2008年度中期经审计的母公司中国会计准则财务报表净利润为45.51亿元，公司2008年度中期利润分配以此为基准，提取10%的法定盈余公积。

经过上述利润分配，根据中国会计准则和国际财务报告准则财务报表，并按照《公司章程》及其他相关规定，确定公司可供股东分配利润为60.10亿元。

根据《公司章程》的规定，中期股息的数额不应超过公司中期可分配利润额的50%。

公司建议，以总股本7,345,053,334股为基数，派发公司2008年中期股息，每股派发现金股息人民币0.20元，共计人民币1,469,010,666.80元。

四、 重大诉讼仲裁事项

本报告期内公司无重大诉讼 仲裁事项。

五、 资产交易事项

2008年3月19日，本公司第七届董事会第十八次会议审议通过《关于投资富通投资管理公司的议案》，同意本公司投资富通投资管理公司吸收合并荷兰银行旗下资产管理公司(不包括某些非核心资产)后全部已发行股份的约50%。2008年4月2日，本公司就投资富通投资管理公司约50%的股权签署了《股份买卖协议》、《股东协议》、《赔偿保证契约》、《富通商标和商号许可协议》、《平安商标和商号许可协议》以及《荷兰银行商标许可协议》，以21.5亿欧元的对价投资富通投资管理公司1,000,000股股权。

详细内容请查阅本公司分别于2008年3月20日及2008年4月3日在《上海证券报》 《中国证券报》、《证券时报》以及上海证券交易所网站(www.sse.com.cn)发布的相关公告。

六、 重大关联交易

2008年3月5日，本公司2008年第一次临时股东大会审议同意本集团于2008年至2010年期间任意一天在交通银行股份有限公司的最高存款余额上限不超过人民币390亿元。

详细内容请查阅本公司于3月6日在《上海证券报》、《中国证券报》、《证券时报》以及上海证券交易所网站(www.sse.com.cn)发布的相关公告。

七、 托管情况

本报告期内公司无需披露的托管事项。

八、 承包情况

本报告期内公司无需披露的承包事项。

九、 租赁情况

本报告期内公司无需披露的租赁事项。

十、担保情况

单位：人民币百万元

公司对外担保情况（不包括对控股子公司的担保）

担保对象	发生日期	担保金额	担保类型	担保期限	是否履行完毕	是否为关联方担保
报告期内担保发生额合计	–	–	–	–	–	–
报告期末担保余额合计	–	–	–	–	–	–

公司对控股子公司的担保情况

报告期内对控股子公司担保发生额合计	300
报告期末对控股子公司担保余额合计	3,872

公司担保总额情况（包括对控股子公司的担保）

担保总额	3,872
担保总额占公司净资产的比例(%)	4.8
其中：	
为股东、实际控制人及其关联方提供担保的金额	–
直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额	–
担保总额超过净资产50%部分的金额	–
上述三项担保金额合计	–

十一、委托理财情况

本报告期内公司无委托理财事项。

十二、其他重大合同

本报告期内公司无其他需披露的重大合同。

十三、承诺事项履行情况

2007年2月公司首次公开发行A股时，公司股东深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司、深圳市江南实业发展有限公司承诺：自本公司股票在证券交易所上市交易之日起三十六个月内，不转让也不委托他人管理其已直接或间接持有的本公司A股股份，也不由本公司收购其持有的本公司A股股份。

截至2008年6月30日，上述三家股东均严格履行了其承诺。

十四、聘任、解聘会计师事务所情况

根据公司2007年度股东大会决议，公司于2008年继续聘请了安永华明会计师事务所及安永会计师事务所(以下统称"安永")分别担任公司中国会计准则财务报告审计机构及国际财务报告准则财务报告审计机构。公司中期财务报告已经由安永审计并出具了标准无保留意见的审计报告。本报告期的半年度审计及其他鉴证服务费共约15百万元。

十五 上市公司及其董事、监事、高级管理人员、公司股东、实际控制人处罚及整改情况

报告期内公司及其董事、监事、高级管理人员、公司股东 实际控制人均未受中国证监会的稽查、行政处罚、通报批评及证券交易所的公开谴责。

十六、其他重大事项及其影响和解决方案的分析说明

(一) 证券投资情况：

报告期末，本公司及下属子公司合计持有的前十大证券投资情况如下(按期末账面值排序)：

序号	证券代码	证券简称	期末持有数量(百万股／份)	初始投资金额(人民币百万元)	期末账面值(人民币百万元)	期初账面值(人民币百万元)	会计核算科目
1	BE0003801181	FORTIS	121	23,838	13,314	20,306	可供出售金融资产
2	600000	浦发银行	1	7	15	36	交易性金融资产
			278	2,772	6,115	10,390	可供出售金融资产
3	600016	民生银行	941	5,553	5,365	10,687	可供出售金融资产
4	IE0003409558	SsgaCash-Fund	571	3,917	3,917	4,171	交易性金融资产
5	IE0009489620	HSBCUSDL-Fund	491	3,366	3,366	–	交易性金融资产
6	IE00B085QJ72	JPMM-MKTFund	429	2,940	2,940	1,956	交易性金融资产
7	000001	深发展A	3	82	55	–	交易性金融资产
			110	2,715	2,124	–	可供出售金融资产
8	IE0003763251	GoldmanUSDL-fund	271	1,859	1,859	–	交易性金融资产
9	M240003	华宝兴业宝康债券基金	994	1,147	1,137	1,277	交易性金融资产
			468	600	535	–	可供出售金融资产
10	601166	兴业银行	1	27	13	–	交易性金融资产
			55	122	1,397	2,845	可供出售金融资产
合计				**48,945**	**42,152**	**51,668**	

注 (1) 本表填列的证券包括在可供出售金融资产和交易性金融资产中核算的其他上市公司发行的股票、权证、可转换公司债券等，以及持有开放式基金或封闭式基金等证券投资；

(2) 期初账面值按期末持有的证券数量对应的期初账面金额填列。

（二） 公司持有非上市金融企业股权的情况：

序号	持有对象名称	最初投资成本（百万元）	持股数量（百万股）	占该公司股权比例（%）	期末账面价值（百万元）
1	兴业证券股份有限公司	9	7	0.47%	4

（三） 公司持股5%以上股东2008年追加股份限售承诺的情况：
报告期内不存在公司持股5%以上股东2008年追加股份限售承诺的情况。

（四） 其他重大事项
2008年1月18日，本公司第七届董事会第十七次会议逐项审议通过了《关于公司向不特定对象公开发行A股股票方案的议案》和《关于公司发行认股权和债券分离交易的可转换公司债券的议案》（以下合称"再融资议案"）。2008年3月5日，本公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议分别逐项表决通过了前述再融资议案。再融资议案尚须报中国证券监督管理委员会审核。2008年5月9日，本公司董事会发布澄清公告，郑重声明自公告之日起至少6个月内不考虑递交公开增发A股股票的申请。同时，本公司将根据市场状况和投资者承受能力，慎重考虑分离交易可转换公司债券的申报和发行时机。

详细内容请查阅本公司分别于2008年1月21日、2008年3月6日及2008年5月9日在《上海证券报》、《中国证券时报》、《证券时报》以及上海证券交易所网站(www.sse.com.cn)发布的相关公告。

十七、信息披露索引

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2008-001 关于平安证券有限责任公司业绩增长提示性公告	《中国证券报》D005版、《上海证券报》D28版、《证券时报》A9版	2008年1月18日	上海证券交易所http://www.sse.com.cn/
临2008-002 保费收入公告	《中国证券报》D005版、《上海证券报》D28版、《证券时报》A9版	2008年1月18日	上海证券交易所http://www.sse.com.cn/
临2008-003 第七届董事会第十七次会议决议公告	《中国证券报》B08版、《上海证券报》A41版、《证券时报》A16版	2008年1月21日	上海证券交易所http://www.sse.com.cn/
临2008-004 关于与交通银行存款类日常交易的公告	《中国证券报》B08版、《上海证券报》A41版、《证券时报》A16版	2008年1月21日	上海证券交易所http://www.sse.com.cn/
临2008-005 前次募集资金使用情况报告的公告	《中国证券报》B08版、《上海证券报》A41版、《证券时报》A16版	2008年1月21日	上海证券交易所http://www.sse.com.cn/
临2008-006 关于召开2008年第一次临时股东大会、内资股及外资股类别股东会议的公告	《中国证券报》B08版、《上海证券报》A41版、《证券时报》A16版	2008年1月21日	上海证券交易所http://www.sse.com.cn/
临2008-007 2007年度业绩预增公告	《中国证券报》D016版、《上海证券报》D14版、《证券时报》A8版	2008年1月29日	上海证券交易所http://www.sse.com.cn/
临2008-008 2008年第一次临时股东大会、内资股及外资股类别股东会议的第二次公告	《中国证券报》C12版、《上海证券报》D11版、《证券时报》C8版	2008年2月5日	上海证券交易所http://www.sse.com.cn/
临2008-009 保费收入公告	《中国证券报》B08版、《上海证券报》D12版、《证券时报》A12版	2008年2月15日	上海证券交易所http://www.sse.com.cn/
临2008-010 有限售条件流通股上市流通的提示性公告	《中国证券报》D005版、《上海证券报》D8版、《证券时报》C24版	2008年2月28日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2008-011 2008年第一次临时股东大会、内资股及外资股类别股东会议决议公告	《中国证券报》D004版、《上海证券报》D30版、《证券时报》C21版	2008年3月6日	上海证券交易所http://www.sse.com.cn/
临2008-012 第七届董事会第十八次会议决议公告	《中国证券报》D010版、《上海证券报》D48版、《证券时报》C16版	2008年3月20日	上海证券交易所http://www.sse.com.cn/
临2008-013 第五届监事会第八次会议决议公告	《中国证券报》D010版、《上海证券报》D48版、《证券时报》C16版	2008年3月20日	上海证券交易所http://www.sse.com.cn/
临2008-014 保费收入公告	《中国证券报》D010版、《上海证券报》D48版、《证券时报》C16版	2008年3月20日	上海证券交易所http://www.sse.com.cn/
临2008-015 投资富通投资管理公司的公告	《中国证券报》D010版、《上海证券报》D48版、《证券时报》C16版	2008年3月20日	上海证券交易所http://www.sse.com.cn/
2007年度报告摘要	《中国证券报》D009版、《上海证券报》D46版、《证券时报》C13版	2008年3月20日	上海证券交易所http://www.sse.com.cn/
临2008-016 关于召开2007年年度股东大会的通知	《中国证券报》B08版、《上海证券报》D142版、《证券时报》C9版	2008年3月27日	上海证券交易所http://www.sse.com.cn/
临2008-017 投资富通投资管理公司的公告	《中国证券报》D005版、《上海证券报》D32版、《证券时报》C20版	2008年4月3日	上海证券交易所http://www.sse.com.cn/
临2008-018 澄清公告	《中国证券报》D024版、《上海证券报》D24版、《证券时报》A9版	2008年4月9日	上海证券交易所http://www.sse.com.cn/
临2008-019 2007年年度股东大会补充通知	《中国证券报》D004版、《上海证券报》D35版、《证券时报》A5版	2008年4月11日	上海证券交易所http://www.sse.com.cn/
临2008-020 保费收入公告	《中国证券报》D061版、《上海证券报》D89版、《证券时报》C68版	2008年4月18日	上海证券交易所http://www.sse.com.cn/
2008年第一季度报告	《中国证券报》D029版、《上海证券报》D75版、《证券时报》C88版	2008年4月30日	上海证券交易所http://www.sse.com.cn/
临2008-021 澄清公告	《中国证券报》D008版、《上海证券报》D16版、《证券时报》A8版	2008年5月9日	上海证券交易所http://www.sse.com.cn/

事项	刊载的报刊名称及版面	刊载日期	刊载的互联网网站及检索路径
临2008-022 2007年年度股东大会决议公告	《中国证券报》D012版、《上海证券报》D25版、《证券时报》C24版	2008年5月14日	上海证券交易所http://www.sse.com.cn/
临2008-023 2007年度分红派息公告	《中国证券报》B01版、《上海证券报》A17版、《证券时报》C9版	2008年5月19日	上海证券交易所http://www.sse.com.cn/
临2008-024 保费收入公告	《中国证券报》C04版、《上海证券报》D22版、《证券时报》A3版	2008年5月20日	上海证券交易所http://www.sse.com.cn/
临2008-025 董事会决议公告暨关于召开临时股东大会的通知	《中国证券报》C008版、《上海证券报》17版、《证券时报》C4版	2008年5月31日	上海证券交易所http://www.sse.com.cn/
临2008-026 保费收入公告	《中国证券报》D004版、《上海证券报》D9版、《证券时报》B8版	2008年6月19日	上海证券交易所http://www.sse.com.cn/

第八节 财务报告

本公司中期财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。具体参见第十一节附件中的已审财务报表。

为提供投资者额外的工具了解本公司的经济价值及业务成果，本公司已在本节披露有关内含价值的资料。内含价值指调整后股东资产净值，加上本公司有效人寿保险业务的价值(经就维持此业务运作所要求持有的法定最低偿付能力额度的成本作出调整)。内含价值不包括日后销售的新业务的价值。

内含价值的计算需要涉及大量未来经验的假设。未来经验可能与计算假设不同，有关差异可能较大。本公司的市值是以本公司股份在某一日期的价值计量。评估本公司股份价值时，投资者会考虑所获得的各种信息及自身的投资准则，因此，这里所给出的价值不应视作实际市值的直接反映。

(一)经济价值的成份

(人民币百万元)	2008年 6月30日	2007年 12月31日
风险贴现率	收益率／ **11.5%**	收益率／ 11.5%
调整后资产净值	**80,938**	107,032
寿险业务调整后资产净值	**6,201**	30,128
1999年6月前承保的有效业务价值	**(5,997)**	(9,058)
1999年6月后承保的有效业务价值	**66,255**	61,921
持有偿付能力额度的成本	**(11,207)**	(9,585)
内含价值	**129,989**	150,311
寿险业务内含价值	**55,252**	73,407

(人民币百万元)	2008年 6月30日	2007年 12月31日
风险贴现率	**11.5%**	11.5%
一年新业务价值	**9,465**	8,254
持有偿付能力额度的成本	**(1,262)**	(1,067)
扣除持有偿付能力额度的成本后的一年新业务价值	**8,202**	7,187
扣除持有偿付能力额度的成本后的上半年新业务价值	**4,911**	3,896

注　因四舍五入，直接相加未必等于总数

经调整资产净值是根据本公司和相关寿险业务按中国法定基准计量的经审计股东净资产值计算。相关寿险业务包括平安寿险、平安养老险和平安健康险经营的相关业务。若干资产的价值已调整至市场价值。

（二）主要假设

2008年6月30日内含价值计算所用主要假设与2007年年末评估所用的主要假设相同。

（三）新业务量与业务组合

用来计算截至2008年6月30日止前12个月新业务价值的首年保费为人民币372.06亿元，相应的，用来计算2007年一年新业务价值的首年保费为人民币299.26亿元。新业务的首年保费结构如下：

保费结构	**2008年6月30日**	2007年12月31日
个人寿险	**47.9%**	50.7%
长期业务	**46.4%**	49.0%
短期业务	**1.5%**	1.7%
团体寿险	**25.5%**	26.0%
长期业务	**17.3%**	16.9%
短期业务	**8.2%**	9.1%
银行保险	**26.6%**	23.3%
长期业务	**26.6%**	23.3%
合计	**100.0%**	100.0%

注　因四舍五入，直接相加未必等于总数

（四）敏感性分析

本公司已测算若干未来经验假设的独立变动对有效业务价值及一年新业务价值的影响。特别是已考虑下列假设的变动：

- 风险贴现率
- 每年投资回报增加50个基点
- 每年投资回报减少50个基点
- 已承保人寿保险的死亡率及发病率下降10%
- 保单失效率下降10%
- 维持费用下降10%
- 分红比例增加5%
- 偿付能力额度为法定最低标准的150%

(人民币百万元)	风险贴现率			
	收益率／11.0%	收益率／11.5%	收益率／12.0%	11.5%
有效业务价值	51,074	49,051	47,128	50,262
	11.0%	11.5%	12.0%	收益率／11.5%
一年新业务价值	8,659	8,202	7,777	8,753

假设 (人民币百万元)	有效业务价值	一年新业务价值
基准假设	49,051	8,202
每年投资回报增加50个基点	59,305	8,664
每年投资回报减少50个基点	37,007	7,750
死亡率及发病率下降10%	49,524	8,369
保单失效率下降10%	50,518	8,561
维持费用下降10%	49,923	8,348
分红比例增加5%	47,161	8,000
偿付能力额度为法定最低标准的150%	43,250	7,571

注　有效业务及新业务的贴现率分别为收益率／11.5%及11.5%。

第十节 备查文件目录

一、 载有本公司董事长签名的中期报告正文。

二、 载有法定代表人、财务负责人签名并盖章的会计报表。

三 载有会计师事务所盖章、注册会计师签名并盖章的审计报告正本。

四 报告期内本公司在《中国证券报》、《上海证券报》、《证券时报》上公开披露过的所有文件正本及公告原件。

五· 本公司章程。

中国平安保险(集团)股份有限公司2008年6月30日已审财务报表

董事长兼首席执行官 马明哲
中国平安保险(集团)股份有限公司董事会
2008年8月15日

安永华明(2008)审字第60468101_B25号

中国平安保险(集团)股份有限公司
全体股东：

我们审计了后附的中国平安保险(集团)股份有限公司(以下简称「贵公司」)及其子公司(以下统称「贵集团」)财务报表，包括2008年6月30日的合并及母公司的资产负债表，截至2008年6月30日止6个月会计期间的合并及母公司的利润表、股东权益变动表和现金流量表以及财务报表附注。

一、管理层对财务报表的责任

按照企业会计准则的规定编制财务报表是贵公司管理层的责任。这种责任包括：(1)设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；(2)选择和运用恰当的会计政策；(3)作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分的、适当的，为发表审计意见提供了基础。

三、 审计意见

我们认为，上述财务报表已经按照企业会计准则的规定编制，在所有重大方面公允地反映了 贵集团和 贵公司2008年6月30日的财务状况以及截至2008年6月30日止6个月会计期间的经营成果和现金流量。

安永华明会计师事务所 *中国注册会计师* 吴志强

中国注册会计师 黄悦栋

中国北京

2008年8月15日

合并资产负债表

2008年6月30日
人民币百万元

	附注七	2008年 6月30日	2007年 12月31日
资产			
货币资金	1	**69,127**	72,740
结算备付金	2	**3,648**	2,027
拆出资金	3	**532**	1,192
交易性金融资产	4	**76,070**	84,938
衍生金融资产	5	**127**	177
买入返售金融资产	6	**8,911**	36,457
应收利息	7	**6,011**	4,187
应收保费	8	**6,377**	4,568
应收分保账款	9	**1,967**	2,452
应收分保合同准备金	10	**7,077**	4,931
保户质押贷款		**2,946**	2,411
发放贷款及垫款	11	**70,806**	63,125
存出保证金	12	**167**	887
定期存款		**49,178**	41,731
可供出售金融资产	13	**177,647**	178,539
持有至到期投资	14	**126,397**	127,736
长期股权投资	15	**3,554**	2,207
商誉	16	**722**	610
存出资本保证金	17	**1,560**	1,560
投资性房地产	18	**3,843**	4,051
固定资产	19	**8,223**	7,894
无形资产	20	**9,695**	3,621
递延所得税资产	21	**4,022**	87
其他资产	22	**4,999**	3,216
资产总计		**643,606**	651,344

载于第82页至第196页的附注为本财务报表的组成部分。

合并资产负债表

2008年6月30日
人民币百万元

	附注七	2008年6月30日	2007年12月31日
负债及股东权益			
负债			
短期借款	*24*	**3,819**	3,719
同业及其他金融机构存放款项	*25*	**5,883**	7,532
存入保证金	*26*	**6,320**	5,398
拆入资金	*27*	**128**	175
衍生金融负债	*5*	**120**	189
卖出回购金融资产款	*28*	**16,936**	13,980
吸收存款	*29*	**72,949**	72,133
代理买卖证券款	*30*	**10,821**	14,394
预收保费		**996**	2,981
应付手续费及佣金		**1,387**	1,104
应付分保账款	*31*	**3,392**	2,656
应付职工薪酬	*32*	**3,486**	4,732
应交税费	*33*	**1,431**	1,907
应付利息		**644**	574
应付赔付款		**6,005**	5,161
应付保单红利		**10,635**	7,006
保户储金及投资款	*34*	**6,856**	5,287
保险合同准备金	*35*	**396,274**	380,947
长期借款	*36*	**3,954**	3,218
递延所得税负债	*21*	**641**	4,822
其他负债	*37*	**7,551**	4,211
负债合计		**560,228**	542,126

载于第82页至第196页的附注为本财务报表的组成部分。

	附注七	2008年 6月30日	2007年 12月31日
负债及股东权益(续)			
股东权益			
股本	38	**7,345**	7,345
资本公积	39	**42,431**	72,111
盈余公积		**8,339**	7,629
一般风险准备	40	**1,939**	1,939
未分配利润		**20,971**	18,252
外币报表折算差额		**(70)**	(42)
归属于母公司股东权益合计		**80,955**	107,234
少数股东权益		**2,423**	1,984
股东权益合计		**83,378**	109,218
负债和股东权益总计		**643,606**	651,344

第67页至第196页的财务报表由以下人士签署：

马明哲	**姚波**	**麦伟林**
法定代表人	*主管会计工作负责人*	*会计机构负责人*

载于第82页至第196页的附注为本财务报表的组成部分。

合并利润表

截至2008年6月30日止6个月期间
人民币百万元

	附注七	截至2008年 6月30日 止6个月期间	截至2007年 6月30日 止6个月期间
一、 营业收入			
保险业务收入	42	**69,228**	53,885
其中：分保费收入	42	**59**	47
减：分出保费		**(3,344)**	(2,600)
提取未到期责任准备金	43	**(2,535)**	(2,105)
已赚保费		**63,349**	49,180
银行业务利息收入	44	**3,369**	2,257
银行业务利息支出	44	**(1,265)**	(689)
银行业务利息净收入	44	**2,104**	1,568
非保险业务手续费及佣金收入	45	**1,282**	1,357
非保险业务手续费及佣金支出	45	**(118)**	(213)
非保险业务手续费及佣金净收入	45	**1,164**	1,144
投资收益	46	**23,445**	29,108
公允价值变动损益	47	**(18,759)**	3,094
汇兑损失		**(525)**	(335)
其他业务收入		**707**	292
营业收入合计		**71,485**	84,051
二、 营业支出			
退保金		**(6,840)**	(5,919)
赔付支出	48	**(17,505)**	(11,791)
减：摊回赔付支出		**1,106**	1,167
提取保险责任准备金	49	**(21,776)**	(44,949)
减：摊回保险责任准备金	50	**1,311**	348
保单红利支出		**(4,162)**	(897)
分保费用		**(11)**	(7)
保险业务手续费及佣金支出		**(7,246)**	(5,666)
营业税金及附加		**(1,702)**	(1,742)
业务及管理费	51	**(6,013)**	(6,571)
减：摊回分保费用		**760**	675
其他业务成本		**(696)**	(195)
资产减值损失	52	**(1,539)**	(17)
营业支出合计		**(64,313)**	(75,564)

载于第82页至第196页的附注为本财务报表的组成部分。

		附注七	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
三、	营业利润		**7,172**	8,487
	加：营业外收入		**27**	435
	减：营业外支出		**(80)**	(50)
四、	利润总额		**7,119**	8,872
	减：所得税费用	53	**191**	(546)
五、	净利润		**7,310**	8,326
	归属于母公司股东的净利润		**7,102**	8,063
	少数股东损益		**208**	263
			7,310	8,326
			人民币元	人民币元
六、	每股收益			
	基本每股收益	54	**0.97**	1.16
	稀释每股收益	54	**0.97**	1.16

载于第82页至第196页的附注为本财务报表的组成部分。

合并现金流量表

截至2008年6月30日止6个月期间
人民币百万元

	附注七	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
一、经营活动产生的现金流量			
收到原保险合同保费取得的现金		**65,365**	50,918
保户储金及投资款净减少额		**1,855**	896
收取利息、手续费及佣金的现金		**4,018**	3,073
拆入资金净增加/(减少)额		**(47)**	879
收到的其他与经营活动有关的现金		**2,422**	8,484
经营活动现金流入小计		**73,613**	64,250
支付原保险合同赔付款项的现金		**(17,009)**	(11,366)
再保业务产生的现金净额		**(187)**	(88)
支付保单红利的现金		**(533)**	(232)
发放贷款及垫款净增加额		**(7,695)**	(9,196)
客户存款和同业存放款项净减少额		**(833)**	(2,653)
存放中央银行和同业款项净减少额		**(2,142)**	(1,577)
支付利息、手续费及佣金的现金		**(8,276)**	(6,035)
支付给职工以及为职工支付的现金		**(3,690)**	(2,115)
支付的各项税费		**(2,864)**	(2,065)
支付的其他与经营活动有关的现金		**(9,110)**	(8,921)
经营活动现金流出小计		**(52,339)**	(44,248)
经营活动产生的现金流量净额	57	**21,274**	20,002
二、投资活动产生的现金流量			
收回投资所收到的现金		**126,783**	116,021
取得投资收益收到的现金		**11,444**	12,117
处置固定资产、无形资产和其他长期资产收回的现金净额		**219**	92
投资活动现金流入小计		**138,446**	128,230

载于第82页至第196页的附注为本财务报表的组成部分。

	附注七	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
二、 投资活动产生的现金流量(续)			
投资支付的现金		**(182,445)**	(116,953)
购建固定资产、无形资产和其他长期资产支付的现金		**(2,407)**	(2,043)
保户质押贷款净增加额		**(535)**	(418)
购买子公司支付的现金净额		**(529)**	(382)
购买子公司部分股权支付的现金净额		**(436)**	(229)
投资活动现金流出小计		**(186,352)**	(120,025)
投资活动产生的现金流量净额		**(47,906)**	8,205
三、 筹资活动产生的现金流量			
吸收投资收到的现金		**–**	38,222
取得借款收到的现金		**100**	192
收到的其他与筹资活动有关的现金		**2,956**	8,310
筹资活动现金流入小计		**3,056**	46,724
分配股利及偿付利息支付的现金		**(3,852)**	(2,080)
其中:子公司支付给少数股东的股利		**(49)**	(34)
偿还债务支付的现金		**(122)**	–
筹资活动现金流出小计		**(3,974)**	(2,080)
筹资活动产生的现金流量净额		**(918)**	44,644
四、 汇率变动对现金及现金等价物的影响		**(490)**	(74)
五、 现金及现金等价物净增加/(减少)额	57	**(28,040)**	72,777
加:期初现金及现金等价物余额	57	**96,296**	47,327
六、 期末现金及现金等价物余额	57	**68,256**	120,104

载于第82页至第196页的附注为本财务报表的组成部分。

合并股东权益变动表

截至2008年6月30日止6个月期间
人民币百万元

		截至2008年6月30日止6个月期间							
		归属于母公司股东权益							
项目	附注七	股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额	少数股东权益	股东权益合计
一、本期期初余额		7,345	72,111	7,629	1,939	18,252	(42)	1,984	109,218
二、本期增减变动金额									
(一)净利润		-	-	-	-	7,102	-	208	7,310
(二)直接计入股东权益的利得和损失									
1. 可供出售金融资产公允价值变动净额									
(1) 计入股东权益的金额		-	(39,362)	-	-	-	-	(395)	(39,757)
(2) 转入当期损益的金额	46	-	(9,140)	-	-	-	-	(91)	(9,231)
2. 计入当期损益的可供出售金融资产减值损失	52	-	1,569	-	-	-	-	16	1,585
3. 与计入股东权益项目相关的所得税的影响	21	-	7,532	-	-	-	-	75	7,607
4. 其他		-	9,721	-	-	-	(28)	98	9,791
上述(一)和(二)小计		-	(29,680)	-	-	7,102	(28)	(89)	(22,695)
(三)利润分配									
1. 提取盈余公积		-	-	710	-	(710)	-	-	-
2. 对股东的分配		-	-	-	-	(3,673)	-	(49)	(3,722)
(四)其他		-	-	-	-	-	-	577	577
三、期末余额		7,345	42,431	8,339	1,939	20,971	(70)	2,423	83,378

载于第82页至第196页的附注为本财务报表的组成部分。



项目	附注七	截至2007年6月30日止6个月期间							
		归属于母公司股东权益							
		股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额	少数股东权益	股东权益合计
一、本期期初余额		6,195	23,246	6,120	517	9,182	-	1,366	46,626
二、本期增减变动金额									
(一)净利润		-	-	-	-	8,063	-	263	8,326
(二)直接计入股东权益的利得和损失									
1. 可供出售金融资产公允价值变动净额									
(1) 计入股东权益的金额		-	15,367	-	-	-	-	154	15,521
(2) 转入当期损益的金额	46	-	(8,727)	-	-	-	-	(88)	(8,815)
2. 与计入股东权益项目相关的所得税的影响		-	(2,443)	-	-	-	-	(25)	(2,468)
3. 其他		-	(682)	-	-	-	(48)	(121)	(851)
上述(一)和(二)小计		-	3,515	-	-	8,063	(48)	183	11,713
(三)股东投入资本		1,150	37,072	-	-	-	-	-	38,222
(四)利润分配									
1. 提取盈余公积		-	-	808	-	(808)	-	-	-
2. 对股东的分配		-	-	-	-	(1,616)	-	(34)	(1,650)
三、期末余额		7,345	63,833	6,928	517	14,821	(48)	1,515	94,911

载于第82页至第196页的附注为本财务报表的组成部分。

母公司资产负债表

2008年6月30日
人民币百万元

	附注十四	2008年 6月30日	2007年 12月31日
资产			
货币资金	*1*	**14,058**	40,858
交易性金融资产	*2*	**19,655**	8,176
衍生金融资产		**1**	–
买入返售金融资产		**200**	1,700
应收利息		**349**	75
存出保证金		**2**	–
定期存款		**287**	289
可供出售金融资产	*3*	**18,637**	4,311
长期股权投资	*4*	**17,868**	17,868
固定资产		**94**	85
无形资产		**33**	24
递延所得税资产	5	**603**	10
其他资产		**561**	16
资产总计		**72,348**	73,412
负债及股东权益			
负债			
应付职工薪酬	6	**914**	1,325
应交税费	7	**131**	380
其他负债		**75**	219
负债合计		**1,120**	1,924
股东权益			
股本		**7,345**	7,345
资本公积		**51,368**	52,506
盈余公积		**6,110**	5,655
一般风险准备		**395**	395
未分配利润		**6,010**	5,587
股东权益合计		**71,228**	71,488
负债和股东权益总计		**72,348**	73,412

载于第82页至第196页的附注为本财务报表的组成部分。

母公司利润表

截至2008年6月30日止6个月期间
人民币百万元

	附注十四	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
一、 营业收入			
投资收益	8	**6,584**	4,974
公允价值变动损益	9	**(2,090)**	359
汇兑损失		**(62)**	(25)
其他业务收入		**–**	34
营业收入合计		**4,432**	5,342
二、 营业支出			
营业税金及附加		**(18)**	(54)
业务及管理费	10	**109**	(504)
资产减值损失		**(228)**	–
营业支出合计		**(137)**	(558)
三、 营业利润		**4,295**	4,784
减：营业外支出		**(43)**	(1)
四、 利润总额		**4,252**	4,783
减：所得税费用	11	**299**	(179)
五、 净利润		**4,551**	4,604

载于第82页至第196页的附注为本财务报表的组成部分。

母公司现金流量表

截至2008年6月30日止6个月期间
人民币百万元

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
一、 经营活动产生的现金流量		
收到的其他与经营活动有关的现金	–	129
经营活动现金流入小计	–	129
支付给职工以及为职工支付的现金	(166)	(124)
支付的各项税费	(308)	(90)
支付的其他与经营活动有关的现金	(361)	(150)
经营活动现金流出小计	(835)	(364)
经营活动产生的现金流量净额	(835)	(235)
二、 投资活动产生的现金流量		
收回投资所收到的现金	17,356	7,443
取得投资收益收到的现金	5,834	3,897
处置固定资产和无形资产收回的现金净额	–	14
投资活动现金流入小计	23,190	11,354
投资支付的现金	(39,163)	(6,359)
购建固定资产支付的现金	(27)	(11)
投资活动现金流出小计	(39,190)	(6,370)
投资活动产生的现金流量净额	(16,000)	4,984

载于第82页至第196页的附注为本财务报表的组成部分。

人民币百万元

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
三、 筹资活动产生的现金流量		
吸收投资收到的现金	–	38,222
取得借款收到的现金	–	931
筹资活动现金流入小计	–	39,153
分配股利及偿付利息支付的现金	(3,673)	(1,571)
支付的其他与筹资活动有关的现金	(5)	–
筹资活动现金流出小计	(3,678)	(1,571)
筹资活动产生的现金流量净额	(3,678)	37,582
四、 汇率变动对现金及现金等价物的影响	(67)	(16)
五、 现金及现金等价物净增加／(减少)额	(20,580)	42,315
加：期初现金及现金等价物余额	43,702	3,448
六、 期末现金及现金等价物余额	23,122	45,763

载于第82页至第196页的附注为本财务报表的组成部分。

母公司股东权益变动表

截至2008年6月30日止6个月期间
人民币百万元

项目	股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
	截至2008年6月30日止6个月期间					
一、本期期初余额	7,345	52,506	5,655	395	5,587	71,488
二、本期增减变动金额						
(一) 净利润	–	–	–	–	4,551	4,551
(二) 直接计入股东权益的利得和损失	–	–	–	–	–	–
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	–	(1,707)	–	–	–	(1,707)
(2) 转入当期损益的金额	–	89	–	–	–	89
2. 计入当期损益的可供出售金融资产减值损失	–	228	–	–	–	228
3. 与计入股东权益项目相关的所得税的影响	–	252	–	–	–	252
上述(一)和(二)小计	–	(1,138)	–	–	4,551	3,413
(三) 利润分配						
1. 提取盈余公积	–	–	455	–	(455)	–
2. 对股东的分配	–	–	–	–	(3,673)	(3,673)
三、期末余额	7,345	51,368	6,110	395	6,010	71,228

载于第82页至第196页的附注为本财务报表的组成部分。

项目	截至2007年6月30日止6个月期间					
	股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
一、 本期期初余额	6,195	15,731	4,969	395	2,496	29,786
二、 本期增减变动金额						
(一) 净利润	–	–	–	–	4,604	4,604
(二) 直接计入股东权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	–	(379)	–	–	–	(379)
(2) 转入当期损益的金额	–	(125)	–	–	–	(125)
2. 与计入股东权益项目相关的所得税的影响	–	126	–	–	–	126
上述(一)和(二)小计	–	(378)	–	–	4,604	4,226
(三) 股东投入资本	1,150	37,072	–	–	–	38,222
(四) 利润分配						
1. 提取盈余公积	–	–	460	–	(460)	–
2. 对股东的分配	–	–	–	–	(1,616)	(1,616)
三、 期末余额	7,345	52,425	5,429	395	5,024	70,618

载于第82页至第196页的附注为本财务报表的组成部分。

人民币百万元

一、本公司基本情况

中国平安保险(集团)股份有限公司(以下简称「本公司」)于1988年3月21日在中华人民共和国(以下简称「中国」)深圳市注册成立，当时名为「深圳平安保险公司」，开始主要在深圳从事财产保险业务。随着经营区域的扩大，本公司于1992年更名为「中国平安保险公司」，于1994年7月开始从事寿险业务，并于1997年1月更名为「中国平安保险股份有限公司」。

中国保险监督管理委员会(以下简称「中国保监会」)于2002年4月2日下发《关于中国平安保险股份有限公司分业经营实施方案的批复》(保监复【2002】32号)，原则同意本公司提出的有关《中国平安保险股份有限公司分业经营实施方案》；根据该方案，本公司更名为「中国平安保险(集团)股份有限公司」，本公司以投资人的身份分别成立并控股持有中国平安财产保险股份有限公司(以下简称「平安产险」)和中国平安人寿保险股份有限公司(以下简称「平安寿险」)，并由本公司控股持有平安信托投资有限责任公司(以下简称「平安信托」)，平安信托持有平安证券有限责任公司(以下简称「平安证券」)的股份。

中国保监会于2002年10月28日下发《关于中国平安保险股份有限公司有关变更事项的批复》(保监变审【2002】98号)，《关于成立中国平安财产保险股份有限公司的批复》(保监机审【2002】350号)及《关于成立中国平安人寿保险股份有限公司的批复》(保监机审【2002】351号)，批准本公司名称变更为「中国平安保险(集团)股份有限公司」，并同意在本公司财产保险业务和人员的基础上成立平安产险，在本公司人身保险业务和人员的基础上成立平安寿险。本公司于2003年1月24日取得更名后的营业执照，平安产险及平安寿险分别于2002年12月24日及2002年12月17日取得营业执照。

根据中国保监会《关于中国平安保险(集团)股份有限公司境外发行H股并上市的批复》(保监复【2003】228号)及中国证券监督管理委员会(以下简称「中国证监会」)《关于同意中国平安保险(集团)股份有限公司发行境外上市外资股的批复》(证监国合字【2004】18号)，本公司获准在香港主板公开发行境外上市外资股(「H股」)1,261,720,000股，H股已于2004年6月24日在香港交易所主板上市。

根据中国证监会《关于核准中国平安保险(集团)股份有限公司首次公开发行股票的通知》(证监发行字【2007】29号)，本公司获准在上海证券交易所首次公开发行A股1,150,000,000股，A股已于2007年3月1日在上海证券交易所上市。

本公司的经营范围包括投资保险及经批准的金融企业，监督管理控股投资企业的各种国内、国际业务；开展保险资金运用业务；经批准开展国内保险、国际保险及其他业务。本集团现提供多元化的金融产品及服务，业务范围包括人身保险业务、财产保险业务、信托业务、证券业务、银行业务以及其他业务。

二、财务报表的编制基础及遵循企业会计准则的声明

本财务报表是根据中国财政部(以下简称「财政部」)于2006年颁布的企业会计准则(包括基本准则、具体准则、应用指南和其他相关规定，以下简称「企业会计准则」)编制。

根据财政部《关于印发〈企业会计准则第1号－存货〉等38项具体准则的通知》(财会【2006】3号)等规定，本公司自2007年1月1日起执行财政部2006年发布的《企业会计准则》。

本财务报表真实、完整地反映了本公司和本集团2008年6月30日的财务状况以及截至2008年6月30日止6个月会计期间(「本期间」)的经营成果和现金流量。

本财务报表以本公司持续经营为基础列报。

三、主要会计政策和会计估计

1 会计年度

本集团会计年度采用公历年度，即每年自1月1日起至12月31日止。

2 记账本位币

本集团于中国大陆的公司主要以人民币为记账本位币；本集团于境外的子公司以港币为记账本位币。编制本财务报表所采用的货币均为人民币，除有特别说明外，均以人民币百万元为单位表示。

3. 记账基础及计价原则

本集团以权责发生制为记账基础。除以公允价值计量的金融工具及若干保险责任准备金外，各项资产、负债均以历史成本法为计价原则。资产如果发生减值，则按照相关规定计提相应的减值准备。

4 企业合并

企业合并指将两个或两个以上单独的企业合并形成一个报告主体的交易或事项。企业合并分为同一控制下的企业合并和非同一控制下的企业合并。

同一控制下的企业合并

参与合并的企业在合并前后均受同一方或相同的多方最终控制，且该控制并非暂时性的，为同一控制下的企业合并。同一控制下的企业合并，在合并日取得对其他参与合并企业控制权的一方为合并方，参与合并的其他企业为被合并方。合并日指合并方实际取得对被合并方控制权的日期。

合并方在企业合并中取得的资产和负债，按合并日在被合并方的账面价值计量。合并方取得的净资产账面价值与支付的合并对价的账面价值(或发行股份面值总额)的差额，调整资本公积，资本公积不足冲减的，调整留存收益。

合并方为进行企业合并发生的各项直接费用，于发生时计入当期损益。

三、主要会计政策和会计估计

4 企业合并

非同一控制下的企业合并

参与合并的企业在合并前后不受同一方或相同的多方最终控制的，为非同一控制下的企业合并。非同一控制下的企业合并，在购买日取得对其他参与合并企业控制权的一方为购买方，参与合并的其他企业为被购买方。购买日为购买方实际取得对被购买方控制权的日期。

对于非同一控制下的企业合并，合并成本为购买日购买方为取得对被购买方的控制权而付出的资产、发生或承担的负债以及发行的权益性证券的公允价值，以及为企业合并而发生的各项直接相关费用。

非同一控制下企业合并中所取得的被购买方可辨认资产、负债及或有负债在收购日以公允价值计量。

合并成本大于合并中取得的被购买方可辨认净资产公允价值份额的差额，确认为商誉。合并成本小于合并中取得的被购买方可辨认净资产公允价值份额的，首先对取得的被购买方各项可辨认资产、负债及或有负债的公允价值以及合并成本的计量进行复核，复核后合并成本仍小于合并中取得的被购买方可辨认净资产公允价值份额的，其差额计入当期损益。

5 合并财务报表

合并财务报表的合并范围以控制为基础确定，包括本公司及全部子公司截至2008年6月30日止6个月期间的财务报表。子公司指被本集团控制的被投资单位。

编制合并财务报表时，子公司采用与本公司一致的会计年度和会计政策。本集团内部各公司之间的所有重大交易及往来于合并时抵销。

纳入合并范围的子公司的股东权益中不属于本集团所拥有的部分作为少数股东权益在合并财务报表中单独列示。

对于通过非同一控制下的企业合并取得的子公司，被购买方的经营成果和现金流量自本集团取得控制权之日起纳入合并财务报表，直至本集团对其控制权终止。在编制合并财务报表时，以购买日确定的各项可辨认资产、负债及或有负债的公允价值为基础对子公司的财务报表进行调整。

对于通过同一控制下的企业合并取得的子公司，被合并方的经营成果和现金流量自合并当期期初纳入合并财务报表。

三、主要会计政策和会计估计（续）

6 长期股权投资

长期股权投资包括对子公司、合营企业及联营企业的投资以及对被投资单位不具有共同控制或重大影响，并且在活跃市场中没有报价、公允价值不能可靠计量的长期股权投资。长期股权投资在取得时以初始投资成本进行初始计量。

本集团能够对被投资单位实施控制的长期股权投资，以及对被投资单位不具有共同控制或重大影响，且在活跃市场中没有报价、公允价值不能可靠计量的长期股权投资，采用成本法核算。

采用成本法时，长期股权投资按初始投资成本计价，被投资单位宣告分派的现金股利或利润，确认为当期投资收益。确认的投资收益，仅限于被投资单位接受投资后产生的累积净利润的分配额，所获得的利润或现金股利超过上述数额的部分作为初始投资成本的收回。

本集团对被投资单位具有共同控制或重大影响的，长期股权投资采用权益法核算。

采用权益法时，长期股权投资的初始投资成本大于投资时应享有被投资单位可辨认净资产公允价值份额的，归入长期股权投资的初始投资成本；长期股权投资的初始投资成本小于投资时应享有被投资单位可辨认净资产公允价值份额的，其差额计入当期损益，同时调整长期股权投资的成本。

采用权益法时，取得长期股权投资后，按照应享有或应分担的被投资单位实现的净损益的份额，确认投资损益并调整长期股权投资的账面价值。在确认应享有被投资单位净损益的份额时，以取得投资时被投资单位各项可辨认资产等的公允价值为基础，按照本集团的会计政策及会计期间，并抵销与联营企业及合营企业之间发生的内部交易损益按照持股比例计算归属于投资企业的部分(但内部交易损失属于资产减值损失的，应全额确认)，对被投资单位的净利润进行调整后确认。按照被投资单位宣告分派的利润或现金股利计算应分得的部分，相应减少长期股权投资的账面价值。本集团确认被投资单位发生的净亏损，以长期股权投资的账面价值以及其他实质上构成对被投资单位净投资的长期权益减记至零为限，本集团负有承担额外损失义务的除外。对于被投资单位除净损益以外股东权益的其他变动，调整长期股权投资的账面价值并计入股东权益，待处置该项投资时按相应比例转入当期损益。

处置长期股权投资，其账面价值与实际取得价款的差额，计入当期损益。

三、主要会计政策和会计估计（续）

7 外币折算

本集团对于发生的外币交易，将外币金额折算为记账本位币金额。

外币交易在初始确认时，采用交易发生当期平均汇率将外币金额折算为记账本位币金额。于资产负债表日，对于外币货币性项目采用资产负债表日即期汇率折算，由此产生的汇兑差额，除属于与购建符合资本化条件的资产相关的外币专门借款产生的汇兑差额按照借款费用资本化的原则处理外，均计入当期损益。以历史成本计量的外币非货币性项目，仍采用交易发生日的即期汇率折算，不改变其记账本位币金额。以公允价值计量的外币非货币性项目，采用公允价值确定日的即期汇率折算，由此产生的汇兑差额计入当期损益或资本公积。

对于境外经营，本集团在编制财务报表时将其记账本位币折算为人民币。对资产负债表中的资产和负债项目，采用资产负债表日的即期汇率折算，股东权益项目除「未分配利润」项目外，其他项目采用发生时的即期汇率折算；利润表中的收入和费用项目，采用交易发生当期平均汇率折算。按照上述折算产生的外币财务报表折算差额，在资产负债表中股东权益项目下单独列示。处置境外经营时，将与该境外经营相关的外币财务报表折算差额转入处置当期损益，部分处置的按处置比例计算。

外币现金流量以及境外子公司的现金流量，采用现金流量发生当期平均汇率折算。汇率变动对现金的影响额作为调节项目，在现金流量表中单独列报。

8 现金等价物

现金等价物是指本集团持有的期限短、流动性强、易于转换为已知金额的现金、价值变动风险很小的投资。

9 客户交易结算资金核算办法

(1) 本集团代理客户买卖证券收到的代理买卖证券款，全额存入本集团指定的银行账户；本集团在收到代理客户买卖证券款的同时确认为一项负债，与客户进行相关的结算。

(2) 本集团接受客户委托通过证券交易所代理买卖证券，与客户清算时如买入证券成交总额大于卖出证券成交总额，按清算日买卖证券成交价的差额，加代扣代缴的印花税和应向客户收取的佣金等手续费减少客户交易结算资金；如买入证券成交总额小于卖出证券成交总额，按清算日买卖证券成交价的差额，减代扣代缴的印花税和应向客户收取的佣金等手续费增加客户交易结算资金。

(3) 本集团对客户交来的期货保证金专户存储，分户核算，客户质押的标准仓单也作为客户保证金管理与核算。根据客户开仓价和当日结算价计算每日浮动盈亏；根据客户开仓价和平仓价计算客户平仓盈亏，根据有关规定及客户当日成交交易手续费，相应划入或划出客户保证金。

三、主要会计政策和会计估计（续）

10 证券承销业务核算办法

本集团承销之证券，根据与发行人确定的发售方式，按以下规定分别进行核算。

(1) 本集团以余额包销方式进行承销业务，发行日根据承销协议确认的证券发行总额，按承销价款在备查簿中记录承销证券的情况，承销期结束如有未售出证券，本公司根据附注三、11所述的金融工具的分类政策，确认为本集团金融资产。

(2) 本集团以代销方式进行承销业务，发行日根据承销协议确认的证券发行总额，按承销价款在备查簿中记录承销证券的情况；承销期结束将未售出证券退还委托单位。

11 金融工具

金融工具是指形成一个企业的金融资产，并形成其他单位的金融负债或权益工具的合同。

本集团于成为金融工具合同的一方时确认一项金融资产或金融负债。

本集团的金融资产于初始确认时分为以下四类：以公允价值计量且其变动计入当期损益的金融资产、持有至到期投资、贷款和应收款项、可供出售金融资产。本集团的金融负债于初始确认时分类为：以公允价值计量且其变动计入当期损益的金融负债、其他金融负债。金融资产或金融负债在初始确认时以公允价值计量。对于以公允价值计量且其变动计入当期损益的金融资产或金融负债，相关交易费用直接计入当期损益，其他类别的金融资产或金融负债相关交易费用计入其初始确认金额。

以公允价值计量且其变动计入当期损益的金融资产或金融负债，包括交易性金融资产或金融负债和初始确认时指定为以公允价值计量且其变动计入当期损益的金融资产或金融负债。交易性金融资产或金融负债是指满足下列条件之一的金融资产或金融负债：(1)取得该金融资产或金融负债的目的是为了在短期内出售或回购；(2)属于进行集中管理的可辨认金融工具组合的一部分，且有客观证据表明企业近期采用短期获利方式对该组合进行管理；(3)属于衍生金融工具。对于此类金融资产或金融负债，按照公允价值进行后续计量，公允价值变动及终止确认产生的利得或损失均计入当期损益。

只有符合以下条件之一，金融资产或金融负债才可在初始计量时指定为以公允价值计量且其变动计入当期损益的金融资产或金融负债：

(1) 该项指定可以消除或明显减少由于金融工具计量基础不同所导致的相关利得或损失在确认或计量方面不一致的情况。

(2) 风险管理或投资策略的正式书面文件已载明，该金融工具组合以公允价值为基础进行管理、评价并向关键管理人员报告。

三、主要会计政策和会计估计（续）

11 金融工具（续）

(3) 该金融资产或金融负债属于包含一项或多项嵌入衍生工具的混合工具，但嵌入衍生工具对混合工具的现金流量没有重大改变，或者所嵌入的衍生工具明显不应当从相关混合工具中分拆的情况除外。

(4) 该金融资产或金融负债属于需要分拆但无法在取得时或后续的资产负债表日对其进行单独计量的包含嵌入衍生工具的混合工具。

在活跃市场中没有报价、公允价值不能可靠计量的权益工具投资，不得指定为以公允价值计量且其变动计入当期损益的金融资产。

持有至到期投资，是指到期日固定、回收金额固定或可确定，且本集团有明确意图和能力持有至到期的非衍生金融资产。对于此类金融资产，采用实际利率法，按照摊余成本进行后续计量，其终止确认、发生减值或摊销产生的利得或损失，均计入当期损益。

贷款和应收款项，是指在活跃市场中没有报价，回收金额固定或可确定的非衍生金融资产。对于此类金融资产，采用实际利率法，按照摊余成本进行后续计量，其终止确认、发生减值或摊销产生的利得或损失，均计入当期损益。

可供出售金融资产，是指初始确认时即指定为可供出售的非衍生金融资产，以及除上述金融资产类别以外的金融资产。对于此类金融资产，按照公允价值进行后续计量。除减值损失及外币货币性金融资产的汇兑差额确认为当期损益外，可供出售金融资产的公允价值变动作为资本公积的单独部分予以确认，直到该金融资产终止确认或发生减值时，资本公积中确认的累计利得或损失转入当期损益。与可供出售金融资产相关的股利或利息收入，计入当期损益。其终止确认产生的利得或损失，计入当期损益。

对于在活跃市场中没有报价且其公允价值不能可靠计量的权益工具投资，按成本计量。

对于其他金融负债，采用实际利率法，按照摊余成本进行后续计量。

12 财务担保合同

本集团的银行业务涉及提供信用证和保函。这些财务担保合同为合同持有人提供偿还保障，即在被担保人不能按照债务工具、贷款或其他负债的原始或修改后的条款履行义务时，代为偿付合同持有人的损失。本集团对该等合同按公允价值进行初始计量，该公允价值在担保期内按比例摊销，计入手续费及佣金收入。随后按照合同的初始公允价值减累计摊销后的金额与本集团履行担保责任的准备金的公允价值之间的较高者列示。因减值而计提的准备金的公允价值变动于利润表列为减值损失。

三、主要会计政策和会计估计（续）

13 衍生工具

本集团的衍生金融工具主要包括本集团购入的可转换债券嵌入期权、从保险合同中分拆出的嵌入衍生工具、利率掉期及利率期货，信用违约掉期交易、对换货币掉期交易，远期货币合同及股票期权等。衍生金融工具初始以衍生交易合同签订当日的公允价值进行计量，并以其公允价值进行后续计量。公允价值为正数的衍生金融工具确认为一项资产，公允价值为负数的确认为一项负债。

因公允价值变动而产生的任何不符合套期会计规定的利得或损失，直接计入当期损益。

14 金融工具的公允价值

存在活跃市场的金融资产或金融负债，采用活跃市场中的报价确定其公允价值。金融工具不存在活跃市场的，本集团采用估值技术确定其公允价值，估值技术包括参考熟悉情况并自愿交易的各方最近进行的市场交易中使用的价格、参照实质上相同的其他金融工具的当前公允价值、现金流量折现法和期权定价模型等。

15 金融资产减值

本集团于资产负债表日对金融资产的账面价值进行检查，有客观证据表明该金融资产发生减值的，计提减值准备。表明金融资产发生减值的客观证据，是指金融资产初始确认后实际发生的，对该金融资产的预计未来现金流量有影响，且本集团能够对该影响进行可靠计量的事项。对权益工具投资而言，其公允价值发生严重或非暂时性下跌是判断该金融资产是否发生减值的客观证据之一。

以摊余成本计量的金融资产发生减值时，则将该金融资产的账面价值减记至预计未来现金流量(不包括尚未发生的未来信用损失)现值，减记金额计入当期损益。预计未来现金流量现值，按照该金融资产原实际利率折现确定，并考虑相关担保物的价值。

对单项金额重大的金融资产单独进行减值测试，确认减值损失，计入当期损益。对单项金额不重大的金融资产，包括在具有类似信用风险特征的金融资产组合中进行减值测试或单独进行减值测试。单独测试未发生减值的金融资产(包括单项金额重大和不重大的金融资产)，包括在具有类似信用风险特征的金融资产组合中再进行减值测试。已单项确认减值损失的金融资产，不包括在具有类似信用风险特征的金融资产组合中进行减值测试。

本集团对以摊余成本计量的金融资产确认减值损失后，如有客观证据表明该金融资产价值已恢复，且客观上与确认该损失后发生的事项有关，原确认的减值损失予以转回，计入当期损益。但是，该转回后的账面价值不超过假定不计提减值准备情况下该金融资产在转回日的摊余成本。

三、主要会计政策和会计估计（续）

15 金融资产减值（续）

以成本计量的金融资产发生减值时，将该金融资产的账面价值，与按照类似金融资产当时市场收益率对未来现金流量折现确定的现值之间的差额，确认为减值损失，计入当期损益。发生的减值损失一经确认，不再转回。按照《企业会计准则第2号－长期股权投资》规定的成本法核算的，在活跃市场中没有报价、公允价值不能可靠计量的长期股权投资，其减值也按照上述原则处理。

可供出售金融资产发生减值时，原直接计入资本公积的因公允价值下降形成的累计损失，予以转出，计入当期损益。该转出的累计损失，为可供出售金融资产的初始取得成本扣除已收回本金和已摊销金额、当前公允价值和原已计入损益的减值损失后的余额。

对于已确认减值损失的可供出售债务工具，在随后的会计期间公允价值已上升且客观上与原减值损失确认后发生的事项有关的，原确认的减值损失予以转回，计入当期损益。可供出售权益工具投资发生的减值损失，不通过损益转回。

16 金融工具的终止确认

金融资产满足下列条件之一的，终止确认：

(1) 收取该金融资产现金流量的合同权利终止；

(2) 该金融资产已转移，且符合下述金融资产转移的终止确认条件。

本集团已将金融资产所有权上几乎所有的风险和报酬转移给转入方的，终止确认该金融资产；保留了金融资产所有权上几乎所有的风险和报酬的，不终止确认该金融资产。

本集团既没有转移也没有保留金融资产所有权上几乎所有的风险和报酬的，分别下列情况处理：放弃了对该金融资产控制的，终止确认该金融资产；未放弃对该金融资产控制的，按照其继续涉入所转移金融资产的程度确认有关金融资产，并相应确认有关负债。

如果金融负债的责任已履行、撤销或届满，则对金融负债进行终止确认。如果现有金融负债被同一债权人以实质上几乎完全不同条款的另一金融负债所取代，或者现有负债的条款几乎全部被实质性修改，则此类替换或修改作为终止确认原负债和确认新负债处理，差额计入当期损益。

三、主要会计政策和会计估计（续）

17 买入返售协议

买入返售业务按发生时实际支付的款项入账，并在资产负债表中确认。买入返售的标的资产在表外作备查登记。买入返售业务的买卖差价按实际利率法在返售期间内确认为利息收入。

18 卖出回购协议

卖出回购业务按发生时实际收到的款项入账，并在资产负债表中确认。卖出回购的标的资产仍在资产负债表中确认。卖出回购业务的买卖差价按实际利率法在回购期间内确认为利息支出。

19 投资性房地产

投资性房地产是指为赚取租金或资本增值，或两者兼有而持有的房地产，包括已出租的土地使用权、已出租的建筑物等。

投资性房地产按照成本进行初始计量。与投资性房地产有关的后续支出，如果与该资产有关的经济利益很可能流入且其成本能够可靠地计量，则计入投资性房地产成本。否则，于发生时计入当期损益。

本集团采用成本模式对投资性房地产进行后续计量。投资性房地产的折旧采用年限平均法计提，具体内容见下文附注三、20固定资产中房屋及建筑物的折旧方法和附注三、22无形资产中土地使用权的摊销方法。

20 固定资产

固定资产是指为提供劳务、出租或经营管理而持有的，使用寿命超过一个会计年度的有形资产。

固定资产仅在与其有关的经济利益很可能流入本集团，且其成本能够可靠地计量时才予以确认。与固定资产有关的后续支出，符合该确认条件的，计入固定资产成本，并终止确认被替换部分的账面价值；否则，在发生时计入当期损益。

固定资产按照成本进行初始计量，并考虑预计弃置费用因素的影响。购置固定资产的成本包括购买价款，相关税费，以及为使固定资产达到预定可使用状态前所发生的可直接归属于该资产的其他支出。

人民币百万元

三、主要会计政策和会计估计（续）

20 固定资产（续）

固定资产的折旧采用年限平均法计提，各类固定资产的使用寿命、预计净残值及年折旧率如下：

	预计使用寿命	预计净残值率	年折旧率
房屋及建筑物	30-35年	5%	2.71%-3.16%
办公及通讯设备	5年	5%	19%
运输设备	5-8年	5%	11.88%-19%

本集团至少于每年年度终了，对固定资产的使用寿命、预计净残值和折旧方法进行复核，必要时进行调整。

21 在建工程

在建工程成本按实际工程支出确定，包括在建期间发生的各项必要工程支出以及其他相关费用等。在建工程在达到预定可使用状态时转入固定资产。

22 无形资产

本集团的无形资产按照成本进行初始计量。

无形资产按照其能为本集团带来经济利益的期限确定使用寿命，无法预见其为本集团带来经济利益期限的作为使用寿命不确定的无形资产。

用以取得高速公路收费经营权的支出已资本化为无形资产，根据合理的基础摊销。

除上述高速公路收费经营权外的各项无形资产的使用寿命如下：

	预计使用寿命
土地使用权	50-70年
计算机软件系统	3-5年

本集团购入或以支付土地出让金方式取得的土地使用权以及外购房屋建筑物的价款中可以合理分配到土地使用权的部分，作为无形资产核算。

使用寿命有限的无形资产，在其使用寿命内采用直线法摊销。本集团至少于每年年度终了，对使用寿命有限的无形资产的使用寿命及摊销方法进行复核，必要时进行调整。

对使用寿命不确定的无形资产，无论是否存在减值迹象，每年均进行减值测试。此类无形资产不予摊销，在每个会计期间对其使用寿命进行复核。如果有证据表明使用寿命是有限的，则按上述使用寿命有限的无形资产的政策进行会计处理。

三、主要会计政策和会计估计（续）

23. 抵债资产

抵债资产是指本集团依法行使债权或担保物权而受偿于债务人、担保人或第三人的实物资产或财产权利。抵债资产按其公允价值进行初始计量。

24. 资产减值

本集团对除递延所得税资产及金融资产以外的资产减值，按以下方法确定：

本集团于资产负债表日判断资产是否存在可能发生减值的迹象，存在减值迹象的，本集团将估计其可收回金额，进行减值测试。对因企业合并所形成的商誉和使用寿命不确定的无形资产，无论是否存在减值迹象，至少于每年末都进行减值测试。

可收回金额根据资产的公允价值减去处置费用后的净额与资产预计未来现金流量的现值两者之间较高者确定。本集团以单项资产为基础估计其可收回金额；难以对单项资产的可收回金额进行估计的，以该资产所属的资产组为基础确定资产组的可收回金额。资产组的认定，以资产组产生的主要现金流入是否独立于其他资产或者资产组的现金流入为依据。

当资产或资产组的可收回金额低于其账面价值时，本集团将其账面价值减记至可收回金额，减记的金额计入当期损益，同时计提相应的资产减值准备。

就商誉的减值测试而言，对于因企业合并形成的商誉的账面价值，自购买日起按照合理的方法分摊至相关的资产组；难以分摊至相关的资产组的，将其分摊至相关的资产组组合。相关的资产组或资产组组合，是能够从企业合并的协同效应中受益的资产组或者资产组组合，且不大于本集团确定的报告分部。

对包含商誉的相关资产组或者资产组组合进行减值测试时，如与商誉相关的资产组或者资产组组合存在减值迹象的，首先对不包含商誉的资产组或者资产组组合进行减值测试，计算可收回金额，确认相应的减值损失。然后对包含商誉的资产组或者资产组组合进行减值测试，比较其账面价值与可收回金额，如可收回金额低于账面价值的，减值损失金额首先抵减分摊至资产组或资产组组合中商誉的账面价值，再根据资产组或资产组组合中除商誉之外的其他各项资产的账面价值所占比重，按比例抵减其他各项资产的账面价值。

上述资产减值损失一经确认，在以后会计期间不再转回。

三、主要会计政策和会计估计（续）

25 保险保障基金

本集团根据《保险保障基金管理办法》(保监会令【2004】16号)按下列比例提取保险保障基金：

(1) 财产保险、意外伤害保险和短期健康保险，按自留保费的1%提取；

(2) 有保证利率的长期人寿保险和长期健康保险，按自留保费的0.15%提取；

(3) 无保证利率的长期人寿保险，按自留保费的0.05%提取。

当平安寿险、平安养老保险股份有限公司(以下简称「平安养老险」)和平安健康保险股份有限公司(以下简称「平安健康险」)等的保险保障基金余额达到其各自总资产的1%时，其不再提取保险保障基金。当平安产险的保险保障基金余额达到其总资产的6%时，其不再提取保险保障基金。

26. 原保险合同

本集团与投保人签订的合同，如本集团承担了保险风险，则属于原保险合同。发生保险合同约定的保险责任范围内的事故可能导致本集团承担赔付保险金责任的，则本集团承担了保险风险。如果本集团与投保人签订的合同使本集团既承担保险风险又承担其他风险的，则将整个合同认定为原保险合同，不对保险风险部分和其他风险部分进行分拆。

原保险合同提前解除的，本集团转销相关未到期责任准备金、寿险责任准备金、长期健康险责任准备金余额，并将其与退保费一起计入当期损益。

27 未到期责任准备金

未到期责任准备金是指本集团作为保险人为尚未终止的非寿险业务保险责任提取的准备金。本集团按照三百六十五分之一毛保费法得出的保险精算结果提取未到期责任准备金；同时，寿险子公司提取的未到期责任准备金不低于当期自留保费收入的50%。

本集团在资产负债表日对未到期责任准备金进行充足性测试，对已提取的未到期责任准备金和下列两者中较大者之间的重大差额部分，补提取未到期责任准备金：

(1) 预期未来发生的赔款与费用扣除相关投资收入之后的余额；

(2) 在责任准备金评估日假设所有保单退保时的退保金额。

三、主要会计政策和会计估计（续）

28. 未决赔款准备金

未决赔款准备金是指本集团作为保险人为非寿险保险事故已发生尚未结案的赔案提取的准备金，包括已发生已报案未决赔款准备金、已发生未报案未决赔款准备金及理赔费用准备金。

已发生已报案未决赔款准备金是指本集团为非寿险业务保险事故已发生并已向本集团提出索赔但尚未结案的赔案提取的准备金。本集团按最高不超过该保单对该保险事故所承诺的保险金额，采用逐案估计法、案均赔款法等合理的方法谨慎提取已发生已报案未决赔款准备金。

已发生未报案未决赔款准备金是指本集团为非寿险保险事故已发生，尚未向本集团提出索赔的赔案提取的准备金。本集团采用链梯法、案均赔款法、准备金进展法及Bornhuetter-Ferguson法中至少两种方法进行谨慎评估。

理赔费用准备金是指本集团为非寿险保险事故已发生尚未结案的赔案可能发生的律师费、诉讼费、损失检验费、相关理赔人员薪酬等费用提取的准备金。本公司采取逐案预估法及比率分摊法提取该项准备金。

29. 寿险责任准备金

寿险责任准备金是指本集团作为保险人为尚未终止的人寿保险责任提取的准备金。寿险责任准备金按保险精算结果提取。本集团根据中国保监会规定，计提不低于法定责任准备金的寿险责任准备金。法定责任准备金根据中国保监会下发的保监发【1999】90号文件所载之《人寿保险精算规定》及《利差返还型人寿保险精算规定》，保监发【2003】67号文件所载之《个人分红保险精算规定》，保监发【2007】335号文件所载之《万能保险精算规定》及《投资连结保险精算规定》，《关于印发〈精算报告〉的通知》(保监寿险【2005】8号)及《关于修订精算规定中生命表使用有关事项的通知》(保监发【2005】118号)等有关文件及中国保监会的有关批复而估算。

本集团的寿险责任准备金的主要计算基准如下：

(1) 采用「未来法」逐单计算，或经中国保监会同意后，采用「过去法」逐单计算；

(2) 人寿险产品评估利息率不高于下面两项规定的最低值：

- 中国保监会公布的评估利息率7.5%；
- 该险种确定保险费所使用的预定利息率；

三、主要会计政策和会计估计

29 寿险责任准备金

(3) 人寿险产品评估死亡率采用《中国人寿保险业经验生命表(2000-2003)》所提供的数据；

(4) 寿险责任准备金的计算方法(不包括万能保险和投资连结保险的寿险责任准备金)：

- 除终身年金外的人寿保险中，传统非分红产品采用一年期完全修正方法，分红产品则按《个人分红保险精算规定》的修正法计算；
- 终身年金保险采用修正均衡纯保费方法；
- 如果按修正法计算的续年评估均衡纯保费高于毛保费，则还需计提保费不足准备金；
- 寿险责任准备金不低于责任准备金评估日的保单现金价值；

(5) 万能保险的责任准备金包括账户准备金及非账户准备金，其计算方法如下：

- 账户准备金采用逐单计算，其金额等于准备金评估日的保单账户价值；
- 非账户准备金遵循普遍认可的精算原则，参照现金流折现方法计算，其折现使用的利率以预计回报率为基础，但不高于5%；
- 本集团按规定对万能保险的保证利益提取非账户准备金；
- 本集团为万能账户设立平滑准备金，用于平滑不同结算期的结算利率；平滑准备金不得为负，并且只能来自于实际投资收益与结算利息之差的积累；本集团会尽量保持结算利率的平滑性；

(6) 投资连结寿险责任准备金包括单位准备金和非单位准备金，其计算方法如下：

- 单位准备金采用逐单计算，其金额等于准备金评估日的保单账户价值；
- 非单位准备金遵循普遍认可的精算原则，参照现金流折现方法计算，其折现使用的利率以预计回报率为基础，但不高于5%；
- 本集团按规定对投资连结保险的保证利益提取非单位准备金；

三、主要会计政策和会计估计（续）

29 寿险责任准备金（续）

(7) 对分红保险和万能保险账户中以公允价值计量且其变动计入当期损益的金融资产的公允价值变动，采用合理的方法将应归属于保单持有人的部分确认为寿险责任准备金，将归属于本集团的部分计入当期损益。对分红保险和万能保险账户中可供出售金融资产的公允价值变动，采用合理的方法将应归属于保单持有人的部分确认为寿险责任准备金，将归属于本集团的部分确认为资本公积。

30 长期健康险责任准备金

长期健康险责任准备金是指本集团作为保险人为尚未终止的长期健康保险责任提取的准备金。长期健康险责任准备金按保险精算结果提取。本集团根据中国保监会规定，计提不低于法定责任准备金的长期健康险责任准备金。法定责任准备金根据中国保监会下发的《健康保险精算规定》(保监发【1999】90号)等有关文件及中国保监会的有关批复而估算。计算长期健康险责任准备金时使用的预定损失率和预定发病率根据再保险公司已有的经验表，并结合本公司的经验数据制定。其他参照《人寿保险精算规定》(保监发【1999】90号)中有关死亡保险的规定执行。

31 负债充足性测试

本集团在资产负债表日对未决赔款准备金、寿险责任准备金及长期健康险责任准备金进行以总体业务为基础的充足性测试。本集团按照保险精算重新计算确定的相关准备金金额超过充足性测试日已提取的相关准备金余额的，按照其差额补提相关准备金，计入当期损益；反之，不调整相关准备金。

在对寿险责任准备金和长期健康险责任准备金进行负债充足性测试时，本集团基于最优估计的精算假设，采用适当的精算模型对保单的未来现金流作出预期。考虑的精算假设主要包括保费收入、保险利益支出、退保金支出、佣金及手续费支出、营业费用、保单红利及其他非保证利益支出等。对未来现金流贴现时使用的贴现率，反映当前与准备金相对应的资产及预期未来现金流的投资收益率情况。

32 一般风险准备

本集团合并财务报表中的一般风险准备包括从事保险业务的子公司提取的总准备金、从事银行业务的子公司提取的一般准备，从事证券业务的子公司提取的一般风险准备、从事信托业务的子公司提取的信托赔偿准备以及从事期货业务的子公司提取的风险准备金。上述一般风险准备于年末计提，作为利润分配处理。

三、主要会计政策和会计估计（续）

33 收入确认原则

收入只有在经济利益很可能流入从而导致本集团资产增加或者负债减少，且经济利益的流入额能够可靠计量时予以确认。

保险业务收入

保费收入及分保费收入于保险合同成立并承担相应保险责任，与保险合同相关的经济利益很可能流入，并与保险合同相关的净收入能够可靠计量时予以确认。非寿险原保险合同，根据原保险合同约定的保费总额确定保费收入金额。寿险原保险合同，分期收取保费的，根据当期应收取的保费确定保费收入金额；一次性收取保费的，根据一次性应收取的保费确定保费收入金额。分入业务根据相关再保险合同的约定，计算确定分保费收入金额。

利息收入

利息收入按实际利率法计算，并计入当期损益。

其他收入

手续费收入为证券、期货代理买卖佣金收入，于所提供的服务完成时予以入账。本集团将当期已发生的证券承销的劳务成本计入当期损益，证券承销收入于证券承销完成时确认收入。

34 再保险

分出业务

本集团在常规业务过程中对其保险业务分出保险风险。已分出的再保险安排并不能使本集团免除其对保单持有人的责任。在确认原保险合同保费收入的当期，本集团按照相关再保险合同的约定，计算确定分出保费及应向再保险接受人摊回的分保费用，计入当期损益。在提取原保险合同未到期责任准备金、未决赔款准备金、寿险责任准备金及长期健康险责任准备金的当期，本集团按照相关再保险合同的约定，计算确定应向再保险接受人摊回的相应准备金，确认为相应的应收分保准备金资产。在确定支付赔付款项金额或实际发生理赔费用而冲减原保险合同相应准备金余额的当期，本集团冲减相应的应收分保准备金余额；同时，本集团按照相关再保险合同的约定，计算确定应向再保险接受人摊回的赔付成本，计入当期损益。在原保险合同提前解除的当期，本集团按照相关再保险合同的约定，计算确定分出保费及摊回分保费用的调整金额，计入当期损益；同时，转销相关应收分保准备金余额。

作为再保险分出人，本集团将再保险合同形成的资产与有关原保险合同形成的负债在资产负债表中分别列示，不相互抵销；将再保险合同形成的收入或费用与有关原保险合同形成的费用或收入在利润表中也分别列示，不相互抵销。

三、主要会计政策和会计估计（续）

34. 再保险（续）

分入业务

本集团在确认分保费收入的当期，根据相关再保险合同的约定，计算确定分保费用，计入当期损益。对纯益手续费而言，本集团根据相关再保险合同的约定，在能够计算确定应向再保险分出人支付的纯益手续费时，将该项纯益手续费作为分保费用，计入当期损益。

本集团在收到分保业务账单时，按照账单标明的金额对相关分保费收入、分保费用进行调整，调整金额计入当期损益。

35. 保单红利支出

保单红利支出是根据原保险合同的约定，按照分红保险产品的红利分配方法及有关精算结果而估算，支付给保单持有人的红利。

36. 经营租赁

凡租出公司仍保留与资产所有权有关的风险和报酬的租赁为经营租赁。经营租赁租金收入及支出在租赁期内各个期间按直线法计入当期损益。

37. 职工薪酬

职工薪酬指本集团为获得职工提供的服务而给予各种形式的报酬以及其他相关支出。在职工提供服务的会计期间，将应付的职工薪酬确认为负债。对于资产负债表日后1年以上到期的，如果折现的影响金额重大，则以其现值列示。

本集团的职工参加由当地政府管理的养老保险、医疗保险、失业保险费等社会保险费和住房公积金，相应支出在发生时计入相关资产成本或当期损益。部分职工还得到本集团提供的团体寿险，但涉及金额并不重大。除此之外，本集团对职工没有其他重大福利承诺。

38. 股份支付

本集团对高级管理人员及部分关键员工等采用以现金结算的股份支付(即虚拟期权)方式支付部分酬金，在该交易方式下，上述人员通过为本集团提供劳务服务来换取按现金结算的虚拟期权。

本集团的虚拟期权在上述人员完成等待期内的服务后以现金结算。本集团在等待期内的每个资产负债表日，以对将来结算情况的最佳估计为基础，按照本集团承担虚拟期权负债的公允价值金额，将当期取得的服务计入费用和相应的负债。本集团运用Black-Scholes模型估计虚拟期权负债的公允价值。

本集团在虚拟期权负债结算前的每个资产负债表日以及结算日，对虚拟期权负债的公允价值重新计量，其变动计入当期损益。

三、主要会计政策和会计估计(续)

39 所得税的会计处理方法

所得税包括当期所得税和递延所得税。除由于企业合并产生的调整商誉，或与直接计入股东权益的交易或者事项相关的计入股东权益外，均作为所得税费用或收益计入当期损益。

当期所得税是按照当期应纳税所得额计算的当期应交所得税金额。应纳税所得额系根据有关税法规定对本年度税前会计利润作相应调整后得出。

本集团对于当期和以前期间形成的当期所得税负债或资产，按照税法规定计算的预期应交纳或返还的所得税金额计量。

本集团根据资产与负债于资产负债表日的账面价值与计税基础之间的暂时性差异，以及未作为资产和负债确认但按照税法规定可以确定其计税基础的项目的账面价值与计税基础之间的差额产生的暂时性差异，采用资产负债表债务法计提递延所得税。

各种应纳税暂时性差异均据以确认递延所得税负债，除非应纳税暂时性差异是在以下交易中产生的：

- 商誉的初始确认，或者具有以下特征的交易中产生的资产或负债的初始确认：该交易不是企业合并，并且交易发生时既不影响会计利润也不影响应纳税所得额；

- 对于与子公司、合营企业及联营企业投资相关的应纳税暂时性差异，该暂时性差异转回的时间能够控制并且该暂时性差异在可预见的未来很可能不会转回。

对于可抵扣暂时性差异，能够结转以后年度的可抵扣亏损和税款抵减，本公司以很可能取得用来抵扣可抵扣暂时性差异、可抵扣亏损及税款抵减的应纳税所得额为限，确认由可抵扣暂时性差异、可抵扣亏损及税款抵减产生的递延所得税资产，除非产生可抵扣暂时性差异的交易不是企业合并，并且交易发生时既不影响会计利润也不影响应纳税所得额。

对于与子公司、合营企业及联营企业投资相关的可抵扣暂时性差异，同时满足下列条件的，确认相应的递延所得税资产：暂时性差异在可预见的未来很可能转回，且未来很可能获得用来抵扣可抵扣暂时性差异的应纳税所得额。

本集团于资产负债表日，对于递延所得税资产和递延所得税负债，依据税法规定，按照预期收回该资产或清偿该负债期间的适用税率计量，并反映资产负债表日预期收回资产或清偿负债方式的所得税影响。

于资产负债表日，本集团对递延所得税资产的账面价值进行复核。如果未来期间很可能无法获得足够的应纳税所得额用以抵扣递延所得税资产的利益，减记递延所得税资产的账面价值。在很可能获得足够的应纳税所得额时，减记的金额予以转回。

三、主要会计政策和会计估计（续）

40 受托业务

本集团在受托业务中担任客户的托管人、受托人或代理人。本集团的资产负债表不包括本集团因受托业务而持有的资产以及有关向客户交回该等资产的承诺，因为这些资产的风险和收益由客户承担。

41 关联方

一方控制、共同控制另一方或对另一方施加重大影响，以及两方或两方以上同受一方控制、共同控制或重大影响的，构成关联方。

42 主要会计估计及判断

在执行本集团会计政策的过程中，管理层会作出影响资产及负债的呈报金额的重要估计及判断。基于过往经验及其他因素，包括对在有关情况下视为合理的未来事件的预期，本集团对该等估计及判断进行持续评估。

判断

在应用本集团会计政策时，除作出涉及估计之假设外，管理层亦作出以下对财务报表中确认的金额具有重大影响的判断。

(1) *金融资产的分类*

管理层需要就金融资产的分类作出重大判断，不同的分类会影响会计核算方法及本集团的财务状况和经营成果。期后，如发现本集团错误判断了金融资产的分类，有可能影响到整体的金融资产需要进行重分类。

(2) *保险合同的分类*

管理层需要就发出的保单是否分类为保险合同作出重大判断，不同的分类会影响会计核算方法及本集团的财务状况和经营成果。

(3) *可供出售权益投资的减值准备*

本集团认为当公允价值出现严重或非暂时性下跌低于成本时，应当计提可供出售权益投资的减值准备。对何谓严重和非暂时性的认定需要管理层作出判断。进行判断时，本集团考虑以下因素的影响：股价的正常波动幅度、被投资单位的财务状况、行业和分部业绩、技术革新以及经营和融资现金流量等。

三、主要会计政策和会计估计（续）

42 主要会计估计及判断（续）

估计及假设

于资产负债表日，有关未来的主要假设及其他估计不确定性的主要来源载列如下，该等估计及假设有可能导致下一会计年度内资产及负债账面值发生重要调整。

(1) *对保险合同准备金的估值*

寿险责任准备金及长期健康险责任准备金

寿险责任准备金及长期健康险责任准备金评估以中国保监会规定为依据，使用的主要假设包括评估利率和评估死亡率等。

本集团每年对上述责任准备金进行负债充足性测试，该测试反映管理层对未来现金流的现时最佳估计。负债充足性测试使用的主要假设包括死亡率、发病率、投资回报率、费用率以及保单退保率等。本集团的死亡率及发病率表以反映以往经验的行业标准及全国死亡率及发病率表为基础，经适当调整以反映本集团的特有风险、产品特征、目标市场及自身过往的理赔严重程度与频率。本集团的投资回报率假设是基于公司当前和预期未来的投资组合、当前市场回报和预期未来经济及金融发展状况。未来费用假设乃根据现时费用水平作出，并根据预期通胀作出相应调整。保单退保率依赖于产品特征以及所处保单年度等因素，本集团根据以往的保单退保经验制定该假设。

对于本集团既承担保险风险又承担其他风险的投资连结保险业务，投资连结保险投资账户准备金乃参考支持该负债的资产的公允价值确定。

未决赔款准备金

对财产保险及短期人寿保险合同而言，须对于资产负债表日已报告的赔案预期最终成本及于资产负债表日已发生但尚未报告的赔案最终成本作出估计。未决赔款的最终成本乃通过使用链梯法、案均赔款法、准备金进展法及Bornhuetter-Ferguson法中至少两种方法进行评估。

与这些方法相关的主要假设为本集团的历史索赔进展经验，该经验可用于预测未来索赔进展，从而得出最终赔款成本。因此，这些方法根据分析过往年度的索赔进展及预期损失率来推断已付或已报告的赔款金额的发展、每笔赔案的平均成本及赔案数目。历史索赔进展主要按事故年度作出分析，但亦可按地域或重大业务类别及赔款类型作出进一步分析。重大赔案通常单独进行考虑，按照理赔人员估计的金额计提或进行单独预测，以反映其未来发展。在多数情况下，不会就未来赔案进展比率或赔付比率作出明确的假设；相反，使用的假设隐含在历史赔款进展数据当中，并基于此预测未来赔款进展。为反映一些过往趋势不适用于未来的情形(例如一次性事件，公众对赔款的态度、经济条件、通胀水平、司法判定及立法或政策制定等外部因素的变动，以及产品组合、赔款处理流程等内部因素的变动)，会使用额外定性判断，在考虑了所有涉及的不确定因素后，挑选出最有可能的结果来估计最终赔款成本。本集团每年对未决赔款准备金进行负债充足性测试。

三、主要会计政策和会计估计（续）

42 主要会计估计及判断（续）

估计及假设（续）

(2) *运用估值技术确定金融工具的公允价值*

对于不存在活跃市场的金融工具，采用估值技术确定其公允价值。估值技术包括参考熟悉情况并自愿交易的各方最近进行的市场交易中使用的价格，参照实质上相同的其他金融工具的当前公允价值，现金流量折现法和期权定价模型等。

本集团采用估值技术确定金融工具的公允价值时，尽可能使用市场参与者在金融工具定价时考虑的所有市场参数，包括无风险利率、信用风险、外汇汇率、商品价格、股价或股价指数、金融工具价格未来波动率、提前偿还风险等。

使用不同的估值技术或参数假设可能导致公允价值估计存在较重大差异。

(3) *贷款减值*

本集团于资产负债表日审阅其贷款以评估是否存在减值，并将减值准备计入当期损益。在确定减值准备额时，管理层尤其需就未来现金流量的现值作出估计。该等估计乃以若干因素的假设为基准，与实际结果可能有所不同。

(4) *递延所得税资产及负债*

递延所得税资产及负债，根据税法规定，按照预期收回该资产或清偿该负债期间的适用税率计量。在很有可能有足够的应纳税所得额来抵扣亏损的限度内，本集团就所有未利用的可抵扣亏损确认递延所得税资产。这需要管理层运用大量的判断来估计未来应纳税所得额发生的时间和金额以及适用的税率，结合税务筹划策略，以决定应确认的递延所得税资产和负债的金额。

43 主要会计估计变更

会计估计变更，采用未来适用法。

本集团在符合保监发【1999】90号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或7.5%的精算规定的基础上，对定价利息率高于或等于7.5%的高利率险种采用更稳健的评估利息率。于截至2008年6月30日止6个月期间，本集团将上述高利率险种的评估利息率从6%-6.5%降至6%。本项会计估计变更对本集团截至2008年6月30日期间税前利润的影响为减少税前利润约人民币3,811百万元。

人民币百万元

四、税项

本集团根据对现时税法的理解，主要缴纳下列税项：

营业税金及附加

营业税乃就当年应税保费收入、其他营业收入及投资业务收入等，按5%的税率征收。营业税金附加包括城市维护建设税及教育费附加等，乃按营业税的一定比例征收。

根据财政部、国家税务总局《关于对若干项目免征营业税的通知》(财税【1994】2号)、《关于中国平安保险股份有限公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税【1998】95号)、《关于中国平安保险公司新开办的一年期以上返还性人身保险险种免征营业税的通知》(国税函【1999】181号)、《关于中国平安保险股份有限公司乌鲁木齐分公司具体险种免征营业税的批复》(国税函【1998】746号)、《关于保险公司开办的一年期以上返还性人身保险险种免征营业税的通知》(财税【2000】59号)、《关于人寿保险业务免征营业税若干问题的通知》(财税【2001】118号)、《关于保险公司开办的一年期以上返还性人身保险险种免征营业税的通知》(财税【2002】94号)、《关于保险公司开办的一年期以上返还性人身保险险种免征营业税的通知》(财税【2002】156号)、《关于保险公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税【2004】71号)、《关于保险公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税【2005】21号)、《关于保险公司开办一年期以上返还性人身保险业务免征营业税的通知》(财税【2005】76号)、《关于下发免征营业税的一年期以上返还性人身保险产品名单(第十六批)的通知》(财税【2006】115号)、《财政部、国家税务总局关于下发免征营业税的一年期以上返还性人身保险产品名单(第十七批)的通知》(财税【2007】43号)、《财政部、国家税务总局关于下发免征营业税的一年期以上返还性人身保险产品名单(第十八批)的通知》(财税【2007】117号)、《财政部、国家税务总局关于下发免征营业税的一年期以上返还性人身保险产品名单(第十九批)的通知》(财税【2007】158号)等，平安寿险一年期以上(含一年期)返还本利的普通人寿保险、养老年金保险以及一年期以上(含一年期)健康保险产品，平安养老险一年期以上(含一年期)的养老年金保险，平安健康险一年期以上(含一年期)的健康保险产品和平安产险一年期以上(含一年期)健康保险产品于上述文件发布之日起免征营业税。

所得税

全国人民代表大会于2007年3月16日通过了《中华人民共和国企业所得税》(「新企业所得税法」)，并已于2008年1月1日实施。新企业所得法引入了包括将内、外资企业所得税税率统一为25%等一系列变化。本集团部分在经济特区内原享受低税率优惠政策的公司及分支机构适用的所得税税率在五年内逐步过渡到25%。其中，2008年内按18%税率执行，2009年、2010年、2011年及2012年分别按20%、22%、24%及25%的税率执行。而本集团其他地区的公司和分支机构的适用的企业所得税税率自2008年1月1日起由33%减少至25%。

本集团在香港特别行政区设立的公司依法缴纳香港利得税。自2008年4月1日至2009年3月31日止期间，税率自17.5%调减为16.5%。



五、 合并财务报表的合并范围

于本期间，本公司的控股子公司发生以下主要变化：

(1) 于2008年3月，平安寿险完成收购山西长晋高速公路有限责任公司(以下简称「山西长晋」)60%的股份。山西长晋的实收资本为人民币750百万元。

本集团在该收购中取得的可辨认资产及负债于购买日的公允价值和账面价值如下：

	收购所确认的公允价值	账面价值
货币资金	181	181
无形资产	2,659	1,920
其他资产	147	147
小计	2,987	2,248
递延所得税负债	185	–
其他负债	1,582	1,582
小计	1,767	1,582
可辨认净资产	1,220	666
本集团应占所收购净资产的公允价值	732	
支付的收购成本	732	

上述可辨认资产及负债于购买日的公允价值乃参考其账面值，独立评估师报告等确定。

收购子公司的现金流出额：

支付的现金对价	(732)
获取的子公司的现金	181
现金流出净额	(551)

山西长晋自购买日起至本期末的经营成果和现金流量列示如下：

营业收入	127
净利润	41
净现金流入额	73

自山西长晋购买日起至本期末，本集团并未处置或准备处置山西长晋的资产或负债。

五、合并财务报表的合并范围（续）

(2) 于2008年3月，平安寿险完成收购山西晋焦高速公路有限公司(以下简称「山西晋焦」)60%股份。山西晋焦的实收资本为人民币504百万元。

本集团在该收购中取得的可辨认资产及负债于购买日的公允价值和账面价值如下：

	收购所确认的公允价值	账面价值
货币资金	166	166
无形资产	1,913	1,303
其他资产	20	20
小计	2,099	1,489
长期借款	857	857
递延所得税负债	152	—
其他负债	221	221
小计	1,230	1,078
可辨认净资产	869	411
本集团应占所收购净资产的公允价值	521	
支付的收购成本	521	

上述可辨认资产及负债于购买日的公允价值乃参考其账面值、独立评估师报告等确定。

收购子公司的现金流出额：

支付的现金对价	(521)
获取的子公司的现金	166
现金流出净额	(355)

山西晋焦自购买日起至本期末的经营成果和现金流量列示如下：

营业收入	130
净利润	64
净现金流出额	(92)

自山西晋焦购买日起至本期末，本集团并未处置或准备处置山西晋焦的资产或负债。

五、合并财务报表的合并范围（续）

(3) 于2008年6月30日，本公司拥有下列主要已合并子公司：

名称	注册地	组织机构代码	持股比例 直接	持股比例 间接	表决权比例	注册/授权资本（除特别说明外，均以人民币元表示）	实收资本（除特别说明外，均以人民币元表示）	业务性质
中国平安人寿保险股份有限公司	深圳	71093073-9	99.00%	-	99.00%	3,800,000,000	3,800,000,000	人身保险
中国平安财产保险股份有限公司	深圳	71093072-0	99.06%	-	99.06%	3,000,000,000	3,000,000,000	财产保险
深圳平安银行股份有限公司(注1)	深圳	19236558-0	90.04%	-	90.04%	5,502,000,000	5,460,940,138	银行
平安信托投资有限责任公司	深圳	10002000-9	99.88%	-	99.88%	4,200,000,000	4,200,000,000	信托投资
平安证券有限责任公司	深圳	100323453	-	86.66%	86.66%	1,800,000,000	1,800,000,000	证券投资与经纪
平安养老保险股份有限公司	上海	77021249-9	97.00%	2.98%	99.98%	500,000,000	500,000,000	养老保险
平安资产管理有限责任公司	上海	71093344-6	96.00%	3.96%	99.96%	500,000,000	500,000,000	资产管理
平安健康保险股份有限公司	上海	71093349-7	95.00%	4.96%	99.96%	500,000,000	500,000,000	健康保险
中国平安保险海外(控股)有限公司	香港	不适用	100.00%	-	100.00%	港元4,000,000,000	港元555,000,000	投资控股
中国平安保险(香港)有限公司	香港	不适用	-	75.00%	75.00%	港元110,000,000	港元110,000,000	财产保险
深圳市平安期货经纪有限公司	深圳	10002318-8	-	89.47%	89.47%	120,000,000	120,000,000	期货经纪
平安创新资本有限责任公司(注2)	深圳	19221023-9	-	99.88%	99.88%	2,000,000,000	2,000,000,000	投资控股
深圳平安物业设施管理有限公司	深圳	19230555-3	-	99.88%	99.88%	20,000,000	20,000,000	物业管理
福州平安房地产有限公司	福州	61132267-4	-	74.25%	74.25%	美元5,000,000	美元5,000,000	房地产投资
深圳市平安置业投资有限公司	深圳	77270613-4	-	99.88%	99.88%	800,000,000	800,000,000	房地产投资
深圳市信安投资咨询有限公司	深圳	77985608-X	-	99.88%	99.88%	3,000,000	3,000,000	投资咨询

人民币百万元

五、合并财务报表的合并范围

名称	注册地	组织机构代码	持股比例 直接	持股比例 间接	表决权比例	注册/授权资本(除特别说明外，均以人民币元表示)	实收资本(除特别说明外，均以人民币元表示)	业务性质
中国平安资产管理(香港)有限公司	香港	不适用	-	100.0%	100.00%	港元65,000,000	港元65,000,000	资产管理
玉溪平安置业有限公司	玉溪	79028553-X	-	79.90%	79.90%	38,500,000	38,500,000	物业出租
玉溪美佳华商业管理有限公司	玉溪	78735955-0	-	79.90%	79.90%	500,000	500,000	物业管理
平安美佳华(荆州)商业管理有限公司	荆州	77076569-1	-	50.94%	50.94%	美元9,700,000	美元9,700,000	房地产投资
南宁平安美佳华置业有限公司	南宁	79974132-7	-	50.94%	50.94%	100,000,000	55,000,000	物业出租
深圳市中信城市广场投资有限公司	深圳	73207232-5	-	98.88%	98.88%	20,000,000	20,000,000	房地产投资
安胜投资有限公司	英属维尔京群岛	不适用	-	100.00%	100.00%	美元50,000	美元2	项目投资
富全投资有限公司	英属维尔京群岛	不适用	-	100.00%	100.00%	美元36,000,001	美元36,000,001	项目投资
领信国际投资有限公司	英属维尔京群岛	不适用	-	100.00%	100.00%	美元50,000	美元1	项目投资
叙龙有限公司	香港	不适用	-	100.00%	100.00%	港元10,000	港元10	项目投资
宁波北仑港高速公路有限公司	宁波	739490888	-	100.00%	100.00%	美元77,800,000	美元77,800,000	经营高速公路
山西长晋高速公路有限责任公司(注3)	太原	73190971-X	-	59.40%	59.40%	750,000,000	750,000,000	经营高速公路
山西晋焦高速公路有限公司(注3)	太原	780101033-2	-	59.40%	59.40%	504,000,000	504,000,000	经营高速公路
深圳平安财富通咨询有限公司(注4)	深圳	67299862-7	-	99.88%	99.88%	10,000,000	10,000,000	金融咨询服务

五、合并财务报表的合并范围（续）

注1： 截至2008年6月30日止，深圳平安银行股份有限公司(以下简称「深圳平安银行」)的减资已获得中国银行业监督管理委员会的批准，但工商变更登记手续尚在进行之中。

注2： 于本期间，深圳平安实业有限公司更名为平安创新资本有限责任公司，实收资本增至人民币20亿元。

注3： 于本期间，上述子公司通过非同一控制下的企业合并取得，参见附注五、(1)和(2)。

注4： 于本期间，上述子公司新设成立。

除附注五、注3和注4所述新增公司外，本集团截至2008年6月30日止6个月期间合并主要子公司的范围与上年度一致。

六、分部报告

本集团的业务分部信息现分为：人寿保险业务、财产保险业务、银行业务、证券业务、总部及其他业务。分部净利润包括直接归属分部的收入减费用以及按合理比例分配至分部的收入减费用(包括外部交易及与集团内其他分部之间的交易)。

分部资产与负债主要包括直接归属分部的经营性资产及负债及按合理比例分配至分部的资产及负债。分部资产在扣除相关准备之后予以确定，在本集团合并资产负债表中将上述扣除计作直接冲销。本集团于本期间的收入及净利润主要来自中国境内的上述业务，因此，未提供按地域所作的分部分析。

人民币百万元

六 分部报告

	截至2008年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表								
保险业务收入	54,557	14,671	–	–	–	–	–	69,228
减：分出保费	(605)	(2,739)	–	–	–	–	–	(3,344)
提取未到期责任准备金	(222)	(2,313)	–	–	–	–	–	(2,535)
已赚保费	53,730	9,619	–	–	–	–	–	63,349
银行业务利息净收入	–	–	1,985	–	–	–	119	2,104
其中：分部间银行业务利息净收入	–	–	(119)	–	–	–	–	(119)
非保险业务手续费及佣金净收入	–	–	87	854	–	242	(19)	1,164
其中：分部间非保险业务手续费及佣金净收入	–	–	–	5	–	14	–	19
投资收益	19,948	1,033	(16)	314	1,694	591	(119)	23,445
其中：分部间投资收益	175	7	–	(19)	79	(123)	–	119
公允价值变动损失	(16,030)	(43)	(36)	(211)	(2,090)	(349)	–	(18,759)
汇兑损失	(403)	(37)	(1)	(4)	(62)	(18)	–	(525)
其他业务收入	524	27	10	2	–	457	(313)	707
其中：分部间其他业务收入	118	1	–	–	–	194	–	313
营业收入合计	57,769	10,599	2,029	955	(458)	923	(332)	71,485
退保金	(6,840)	–	–	–	–	–	–	(6,840)
赔付支出	(11,152)	(6,353)	–	–	–	–	–	(17,505)
减：摊回赔付支出	318	788	–	–	–	–	–	1,106
提取保险责任准备金	(19,356)	(2,420)	–	–	–	–	–	(21,776)
减：摊回保险责任准备金	23	1,288	–	–	–	–	–	1,311
保单红利支出	(4,162)	–	–	–	–	–	–	(4,162)
分保费用	–	(11)	–	–	–	–	–	(11)
保险业务手续费及佣金支出	(5,934)	(1,394)	–	–	–	–	82	(7,246)
其中：分部间保险业务手续费及佣金支出	(1)	(81)	–	–	–	–	–	(82)
营业税金及附加	(601)	(834)	(126)	(59)	(18)	(64)	–	(1,702)
业务及管理费	(2,471)	(2,354)	(864)	(391)	109	(279)	237	(6,013)
其中：分部间业务及管理费	(161)	(19)	(6)	(3)	(43)	(5)	–	(237)
减：摊回分保费用	103	657	–	–	–	–	–	760
其他业务成本	(379)	(8)	(1)	–	–	(310)	2	(696)
其中：分部间其他业务成本	(1)	–	–	–	–	(1)	–	(2)
资产减值损失	(1,282)	24	(61)	(2)	(228)	10	–	(1,539)
营业支出合计	(51,733)	(10,617)	(1,052)	(452)	(137)	(643)	321	(64,313)

六 ...部报告

	截至2008年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表(续)								
营业利润	6,036	(18)	977	503	(595)	280	(11)	7,172
加:营业外收入	20	2	4	1	–	–	–	27
减:营业外支出	(10)	(4)	(18)	(4)	(43)	(1)	–	(80)
利润总额	6,046	(20)	963	500	(638)	279	(11)	7,119
减:所得税费用	135	94	(168)	(99)	299	(70)	–	191
净利润	6,181	74	795	401	(339)	209	(11)	7,310
补充信息								
资本性支出	1,911	110	82	24	39	241	–	2,407
折旧和摊销费用	286	60	50	15	17	128	–	556
折旧和摊销以外的非现金费用	–	(25)	(14)	–	–	(7)	–	(46)

	2008年6月30日							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
资产负债表								
分部资产	410,560	37,375	131,695	17,347	54,330	18,841	(26,542)	643,606
分部负债	403,471	32,872	124,198	13,678	1,120	11,333	(26,444)	560,228

人民币百万元

六、分部报告

	截至2007年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表								
保险业务收入	42,248	11,637	–	–	–	–	–	53,885
减：分出保费	(476)	(2,124)	–	–	–	–	–	(2,600)
提取未到期责任准备金	(191)	(1,914)	–	–	–	–	–	(2,105)
已赚保费	41,581	7,599	–	–	–	–	–	49,180
银行业务利息净收入	–	–	1,459	–	–	–	109	1,568
其中：分部间银行业务利息净收入	–	–	(109)	–	–	–	–	(109)
非保险业务手续费及佣金净收入	–	–	52	975	–	132	(15)	1,144
其中：分部间非保险业务手续费及佣金净收入	–	–	–	15	–	–	–	15
投资收益	26,040	944	42	384	1,510	296	(108)	29,108
其中：分部间投资收益	(11)	16	–	–	16	87	–	108
公允价值变动收益	2,530	10	1	107	359	87	–	3,094
汇兑收益／(损失)	(316)	(11)	22	(2)	(25)	(3)	–	(335)
其他业务收入	156	12	9	–	34	284	(203)	292
其中：分部间其他业务收入	153	8	–	–	2	40	–	203
营业收入合计	69,991	8,554	1,585	1,464	1,878	796	(217)	84,051
退保金	(5,919)	–	–	–	–	–	–	(5,919)
赔付支出	(6,825)	(4,966)	–	–	–	–	–	(11,791)
减：摊回赔付支出	258	909	–	–	–	–	–	1,167
提取保险责任准备金	(43,862)	(1,087)	–	–	–	–	–	(44,949)
减：摊回保险责任准备金	8	340	–	–	–	–	–	348
保单红利支出	(897)	–	–	–	–	–	–	(897)
分保费用	–	(7)	–	–	–	–	–	(7)
保险业务手续费及佣金支出	(4,601)	(1,117)	–	–	–	–	52	(5,666)
其中：分部间保险业务手续费及佣金支出	–	(52)	–	–	–	–	–	(52)
营业税金及附加	(841)	(661)	(77)	(72)	(54)	(37)	–	(1,742)
业务及管理费	(2,900)	(1,805)	(733)	(531)	(504)	(213)	115	(6,571)
其中：分部间业务及管理费	(80)	(10)	–	–	(23)	(2)	–	(115)
减：摊回分保费用	111	564	–	–	–	–	–	675
其他业务成本	(87)	(5)	(4)	–	–	(149)	50	(195)
其中：分部间其他业务成本	–	–	–	–	–	(50)	–	(50)
资产减值损失	–	(73)	62	(1)	–	(5)	–	(17)
营业支出合计	(65,555)	(7,908)	(752)	(604)	(558)	(404)	217	(75,564)

六 分部报告

	截至2007年6月30日止6个月期间							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
利润表(续)								
营业利润	4,436	646	833	860	1,320	392	–	8,487
加:营业外收入	8	2	446	–	–	1	(22)	435
减:营业外支出	(5)	(6)	(37)	(1)	(1)	–	–	(50)
利润总额	4,439	642	1,242	859	1,319	393	(22)	8,872
减:所得税费用	374	(320)	(156)	(183)	(179)	(82)	–	(546)
净利润	4,813	322	1,086	676	1,140	311	(22)	8,326
补充信息								
资本性支出	2,636	63	66	19	13	296	–	3,093
折旧和摊销费用	311	64	38	9	7	33	–	462
折旧和摊销以外的非现金费用	–	73	(62)	1	–	5	–	17

	2007年12月31日							
	人寿保险	财产保险	银行	证券	总部	其他	抵销	合计
资产负债表								
分部资产	420,566	31,331	141,976	23,516	55,368	21,155	(42,568)	651,344
分部负债	390,247	25,733	135,351	19,786	1,924	11,566	(42,481)	542,126

人民币百万元

七、合并财务报表项目附注

1、货币资金

	2008年 6月30日	2007年 12月31日
现金	**368**	382
银行存款	**42,082**	51,701
其中：证券经纪业务客户	**7,073**	12,845
存放中央银行款项		
其中：存放中央银行法定准备金	**16,228**	14,265
存放中央银行超额存款准备金	**1,993**	4,969
存放同业款项	**579**	884
其他货币资金	**7,877**	539
合计	**69,127**	72,740

本集团从事银行业务的子公司按规定向中国人民银行缴存人民币存款准备金及外币存款准备金。于2008年6月30日及2007年12月31日，人民币存款准备金的缴存比例分别为17.5%及14.5%，外币存款准备金的缴存比例均为5%。

2 结算备付金

	2008年 6月30日	2007年 12月31日
公司自有	**48**	668
证券经纪业务客户	**3,600**	1,359
合计	**3,648**	2,027

于2008年6月30日，本集团的结算备付金主要为平安证券在中国证券登记结算有限责任公司存放的款项。

七、合并财务报表项目附注

3 拆出资金

	2008年 6月30日	2007年 12月31日
拆放银行	**31**	591
拆放非银行金融机构	**520**	646
合计	**551**	1,237
减：坏账准备	**(19)**	(45)
拆出资金账面价值	**532**	1,192

4 交易性金融资产

	2008年 6月30日	2007年 12月31日
债券		
国债	**3,887**	1,330
央行票据	**15,217**	15,295
金融债	**5,377**	3,151
企业债	**8,675**	9,772
权益工具		
基金	**33,704**	39,825
股票	**9,210**	15,565
合计	**76,070**	84,938
上市	**14,611**	23,957
非上市	**61,459**	60,981
合计	**76,070**	84,938

于2008年6月30日，本集团面值约为人民币2,958百万元(2007年12月31日：1,824百万元)的分类为交易性金融资产的债券投资作为本集团卖出回购资产交易余额的抵押品。截至本财务报表批准日，本集团上述卖出回购资产已赎回约人民币2,923百万元。

人民币百万元

七 合并财务报表项目附注

衍生金融工具

	2008年6月30日			2007年12月31日		
		公允价值			公允价值	
	名义金额	资产	负债	名义金额	资产	负债
利率衍生工具	**957**	**5**	**20**	4,261	14	27
货币衍生工具	**948**	**–**	**1**	661	–	1
权益衍生工具	**410**	**116**	**–**	670	159	99
信用衍生工具	**892**	**6**	**99**	950	4	62
合计	**3,207**	**127**	**120**	6,542	177	189

买入返售金融资产

	2008年 6月30日	2007年 12月31日
证券	**1,622**	27,173
票据	**7,289**	7,959
贷款	**–**	1,325
合计	**8,911**	36,457
减：坏账准备	**–**	–
买入返售金融资产账面价值	**8,911**	36,457

买入返售金融资产担保物的公允价值与其账面价值大致相等。

应收利息

	2008年 6月30日	2007年 12月31日
应收银行存款利息	**1,321**	757
应收贷款利息	**319**	232
应收债券利息	**4,415**	3,223
其他	**5**	24
合计	**6,060**	4,236
减：坏账准备	**(49)**	(49)
净额	**6,011**	4,187

七、合并财务报表项目附注

8 应收保费

	2008年6月30日	2007年12月31日
应收保费	**6,554**	4,747
减：坏账准备	**(177)**	(179)
应收保费净值	**6,377**	4,568
人寿保险	**3,713**	2,760
财产保险	**2,664**	1,808
合计	**6,377**	4,568

应收保费的账龄分析如下：

	2008年6月30日	2007年12月31日
3个月以内(含3个月)	**5,894**	4,397
3个月至1年(含1年)	**379**	168
1年以上	**104**	3
合计	**6,377**	4,568

本集团对预计不能收回的该等应收保费定期计提坏账准备。信用期限一般为一至两个月，大客户可延长至五个月。管理层定期对逾期余额进行审查。

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

人民币百万元

[illegible] 合并财务报表项目附注

应收分保账款

	2008年6月30日	2007年12月31日
9个月以内(含9个月)	**1,709**	2,359
9个月以上	**258**	93
合计	**1,967**	2,452

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

本集团应收分保账款最大五家分保公司/经纪公司明细如下：

分保公司/经纪公司	2008年6月30日	2007年12月31日
中国人寿再保险股份有限公司	**534**	303
中国财产再保险股份有限公司	**487**	324
Aon Limited	**117**	151
Allianz SE Reinsurance	**117**	4
Guy Carpenter & Company Ltd.	**68**	12

[illegible] 应收分保合同准备金

	2008年6月30日	2007年12月31日
应收分保未到期责任准备金	**3,450**	2,615
应收分保未决赔款准备金	**3,614**	2,304
应收分保寿险责任准备金	**7**	6
应收分保长期健康险责任准备金	**6**	6
合计	**7,077**	4,931

七 合并财务报表项目附注

11 发放贷款及垫款

(1) 发放贷款及垫款按个人及企业分布情况

	2008年6月30日	2007年12月31日
个人贷款及垫款		
信用卡	**1,091**	389
住房抵押	**16,838**	16,259
其他	**3,066**	3,340
企业贷款及垫款		
贷款	**45,384**	37,696
贴现	**4,956**	5,977
发放贷款及垫款总额	**71,335**	63,661
减：贷款损失准备		
其中：单项计提	**(251)**	(302)
组合计提	**(278)**	(234)
发放贷款及垫款账面价值	**70,806**	63,125

于2008年6月30日，本集团约为人民币375百万元(2007年12月31日：无)的贷款作为本集团卖出回购资产交易余额的抵押品。截至财务报表批准日，本集团上述卖出回购资产均未赎回。

人民币百万元

七　合并财务报表项目附注

11　发放贷款及垫款

(2)　发放贷款及垫款按行业分布情况

行业分布	2008年 6月30日	比例	2007年 12月31日	比例
农牧业、渔业	**81**	**0.11%**	96	0.15%
采掘业	**761**	**1.07%**	175	0.27%
制造业	**10,698**	**15.00%**	13,055	20.51%
能源业	**2,848**	**3.99%**	2,137	3.36%
交通运输、邮电	**5,128**	**7.19%**	4,009	6.30%
商业	**9,114**	**12.78%**	6,440	10.12%
房地产业	**7,715**	**10.82%**	6,173	9.70%
建筑业	**2,271**	**3.18%**	3,332	5.23%
个人贷款	**20,994**	**29.43%**	19,988	31.40%
其他	**11,725**	**16.43%**	8,256	12.96%
发放贷款及垫款总额	**71,335**	**100.00%**	63,661	100.00%

(3)　发放贷款及垫款按地区分布情况

行业分布	2008年 6月30日	比例	2007年 12月31日	比例
华南地区	**51,858**	**72.70%**	50,427	79.21%
华东地区	**18,820**	**26.38%**	12,026	18.89%
其他地区	**657**	**0.92%**	1,208	1.90%
发放贷款及垫款总额	**71,335**	**100.00%**	63,661	100.00%

(4)　发放贷款及垫款按担保方式分布情况

	2008年 6月30日	2007年 12月31日
信用贷款	**17,613**	14,284
保证贷款	**16,458**	12,972
附担保物贷款		
其中：抵押贷款	**27,824**	25,273
质押贷款	**9,440**	11,132
发放贷款及垫款总额	**71,335**	63,661

十 合并财务报表项目附注

11 发放贷款及垫款

(5) 逾期贷款按逾期天数列示如下：

	2008年6月30日				
	3个月以内	3个月至1年	1至3年	3年以上	合计
信用贷款	**394**	**46**	**10**	**87**	**537**
保证贷款	**156**	**11**	**27**	**19**	**213**
附担保物贷款					
其中：抵押贷款	**1,239**	**342**	**30**	**27**	**1,638**
质押贷款	**4**	**11**	**13**	**–**	**28**
合计	**1,793**	**410**	**80**	**133**	**2,416**

	2007年12月31日				
	3个月以内	3个月至1年	1至3年	3年以上	合计
信用贷款	88	8	9	99	204
保证贷款	46	3	130	11	190
附担保物贷款					
其中：抵押贷款	895	102	57	26	1,080
质押贷款	72	200	56	–	328
合计	1,101	313	252	136	1,802

(6) 贷款损失准备

	截至2008年6月30日止6个月期间			截至2007年6月30日止6个月期间		
	单项	组合	合计	单项	组合	合计
期初余额	**302**	**234**	**536**	2,263	168	2,431
本期提取	**20**	**44**	**64**	5	–	5
本期转出	**(16)**	**–**	**(16)**	(1,759)	(42)	(1,801)
本期转回						
减值贷款利息收入	**(6)**	**–**	**(6)**	(20)	–	(20)
其他因素导致的转回	**(49)**	**–**	**(49)**	(72)	(38)	(110)
期末余额	**251**	**278**	**529**	417	88	505

12 存出保证金

于2008年6月30日，本集团没有作为创设认沽权证的履约担保物的保证金（2007年12月31日：人民币687百万元）。

七、合并财务报表项目附注

13 可供出售金融资产

	2008年6月30日	2007年12月31日
债券		
国债	**12,145**	10,427
央行票据	**21,210**	9,257
金融债	**41,732**	30,541
企业债	**47,473**	33,186
权益工具		
基金	**11,382**	9,481
股票	**43,705**	85,647
合计	**177,647**	178,539
上市	**63,319**	100,704
非上市	**114,328**	77,835
合计	**177,647**	178,539

于2008年6月30日，本集团面值约为人民币9,170百万元(2007年12月31日：人民币8,830百万元)的分类为可供出售金融资产的债券投资作为本集团卖出回购资产交易余额的抵押品。截至本财务报表批准日，本集团上述卖出回购资产均已赎回。

14 持有至到期投资

	2008年6月30日	2007年12月31日
债券		
国债	**76,275**	77,707
央行票据	**440**	440
金融债	**37,469**	36,367
企业债	**12,213**	13,222
账面余额合计	**126,397**	127,736
上市	**33,951**	35,149
非上市	**92,446**	92,587
账面余额合计	**126,397**	127,736
公允价值	**122,992**	122,378

本集团对持有意图和能力进行评价，未发生变化。

于2008年6月30日，本集团面值约为人民币1,720百万元(2007年12月31日：人民币1,814百万元)的分类为持有至到期金融资产的债券投资作为本集团卖出回购资产交易余额的抵押品。截至本财务报表批准日，本集团上述卖出回购资产已赎回约人民币1,320百万元。

七、合并财务报表项目附注

15 长期股权投资

被投资单位	2008年 6月30日	2007年 12月31日
成本法：		
山西长晋	–	220
山西太长高速公路有限责任公司 (以下简称「山西太长」)	–	308
山西晋焦	–	157
云南路桥股份有限公司	**86**	–
其他	**67**	50
权益法：		
威立雅水务(昆明)投资有限公司 (以下简称「威立雅昆明」)	**164**	169
威立雅水务(黄河)投资有限公司 (以下简称「威立雅黄河」)	**503**	541
威立雅水务(柳州)投资有限公司 (以下简称「威立雅柳州」)	**98**	105
山西太长	**1,071**	–
湖北深业华银交通开发有限公司 (以下简称「湖北深业华银」)	**598**	618
京沪高铁股权投资计划	**423**	–
杭州宋都房地产集团有限公司 (以下简称「杭州宋都」)	**466**	–
慈铭健康体检管理集团有限公司 (以下简称「慈铭体检」)	**78**	–
其他	–	39
合计	**3,554**	2,207

人民币百万元

七、合并财务报表项目附注

7、长期股权投资

于2008年6月30日，本公司拥有下列主要联营公司及按权益法核算的长期股权投资：

名称	注册地	注册(授权)资本／实收资本	本集团持股及表决权比例	主营业务
威立雅昆明	香港	美元95,000,000／美元91,875,208	24%	投资水务公司
威立雅黄河	香港	美元250,000,000／美元151,195,839	49%	投资水务公司
威立雅柳州	香港	美元32,124,448／美元32,124,448	45%	投资水务公司
山西太长	太原	人民币2,600,190,000／人民币2,600,190,000	30%	经营高速公路
湖北深业华银	武汉	人民币110,000,000／人民币110,000,000	49%	投资高速公路
京沪高铁股权投资计划(注1)	不适用	人民币16,000,000,000／人民币1,074,650,000	39.375%	投资高速铁路
杭州宋都	杭州	人民币75,000,000／人民币75,000,000	20%	房屋建设及房地产开发
慈铭体检(注2)	北京	人民币70,426,829／人民币70,426,829	15%	健康体检
平安罗斯福(控股)有限公司	香港	美元10,000／美元10,000	30%	投资百货业务

注1： 有关本集团对京沪高铁股权投资计划的资本承诺，请参见附注十二、1。

注2： 本集团在慈铭体检董事会中占有席位。同时，根据慈铭体检的公司章程，本集团具有否决慈铭体检重大财务及经营决策的权力。因而本集团对慈铭体检具有重大影响。

七、合并财务报表项目附注

16 商誉

	截至2008年6月30日止6个月期间		
	期初余额	本期增加数	期末余额
平安证券	313	15	328
深圳平安银行	137	–	137
深圳市中信城市广场投资有限公司	66	–	66
叙龙有限公司	94	59	153
其他	–	38	38
合计	610	112	722
减：减值准备	–	–	–
商誉账面价值	610	112	722

商誉的可收回金额根据使用价值厘定，该使用价值乃按经管理层批准的财务计划，现金流量预测及税前公司特定风险调整折现率计算确定。5年以后的预测现金流量乃按固定增长率推算。预测现金流量乃按管理层对市场发展的预期而估计的未来利润拟定。

17 存出资本保证金

根据《保险法》等有关规定，本公司从事保险业务的子公司按其注册资本的20%提取资本保证金，存放于符合中国保监会规定条件的全国性中资商业银行。资本保证金仅当保险公司清算时用于清偿债务。

人民币百万元

七　合并财务报表项目附注

投资性房地产

	截至2008年6月30日止6个月期间		
	房屋及建筑物	土地使用权	合计
原值			
期初余额	4,506	205	4,711
本期外购数	94	–	94
转出至固定资产	(106)	–	(106)
本期减少数	(141)	–	(141)
期末余额	4,353	205	4,558
累计折旧			
期初余额	593	36	629
本期计提数	77	3	80
转出至固定资产	(18)	–	(18)
本期减少数	(2)	–	(2)
期末余额	650	39	689
减值准备			
期初余额	31	–	31
本期减少数	(5)	–	(5)
期末余额	26	–	26
净额			
期末余额	3,677	166	3,843
期初余额	3,882	169	4,051

七、合并财务报表项目附注

18 投资性房地产

	截至2007年6月30日止6个月期间		
	房屋及建筑物	土地使用权	合计
原值			
期初余额	1,918	154	2,072
新增子公司转入数	2,046	–	2,046
本期外购数	301	6	307
转出至固定资产	(24)	–	(24)
本期减少数	(66)	–	(66)
期末余额	4,175	160	4,335
累计折旧			
期初余额	339	22	361
新增子公司转入数	91	–	91
本期计提数	76	5	81
转出至固定资产	(3)	–	(3)
本期减少数	(7)	–	(7)
期末余额	496	27	523
减值准备			
期初余额	51	–	51
本期计提数	19	–	19
本期减少数	(47)	–	(47)
期末余额	23	–	23
净额			
期末余额	3,656	133	3,789
期初余额	1,528	132	1,660

本年投资性房地产的租金收入为人民币139百万元(截至2007年6月30日止的6个月期间:人民币151百万元)。

七、合并财务报表项目附注

[illegible] 投资性房地产

于2008年6月30日，本集团账面值为人民币1,648百万元(2007年12月31日：人民币1,701百万元)的投资性房地产用于账面值为人民币1,586百万元(2007年12月31日：人民币1,612百万元)的长期借款的抵押物。

于2008年6月30日，净额约为人民币26百万元(2007年12月31日：人民币192百万元)的投资性房地产的产权证正在办理中。

[illegible] 固定资产

	截至2008年6月30日止6个月期间				
	房屋及建筑物	办公及通讯设备	运输设备	在建工程	合计
原值					
期初余额	4,055	2,412	491	3,472	10,430
本期外购数	33	210	38	1,010	1,291
在建工程转出数	–	–	–	(20)	(20)
投资性房地产转入数	106	–	–	–	106
本期减少数	(27)	(219)	(14)	(729)	(989)
期末余额	4,167	2,403	515	3,733	10,818
累计折旧					
期初余额	798	1,305	274	–	2,377
本期计提数	64	153	22	–	239
投资性房地产转入数	18	–	–	–	18
本期减少数	(1)	(191)	(10)	–	(202)
期末余额	879	1,267	286	–	2,432
减值准备					
期初余额	148	–	–	11	159
本期计提数	1	–	–	–	1
投资性房地产转入数	5	–	–	–	5
本期减少数	(2)	–	–	–	(2)
期末余额	152	–	–	11	163
净额					
期末余额	3,136	1,136	229	3,722	8,223
期初余额	3,109	1,107	217	3,461	7,894

七、合并财务报表项目附注

19 固定资产

	截至2007年6月30日止6个月期间				
	房屋及建筑物	办公及通讯设备	运输设备	在建工程	合计
原值					
期初余额	3,777	2,131	421	644	6,973
新增子公司转入数	–	1	2	–	3
本期外购数	20	159	27	2,396	2,602
投资性房地产转入数	24	–	–	–	24
本期减少数	(137)	(50)	(7)	(9)	(203)
期末余额	3,684	2,241	443	3,031	9,399
累计折旧					
期初余额	752	1,263	254	–	2,269
本期计提数	85	131	22	–	238
新增子公司转入数	–	1	2	–	3
投资性房地产转入数	3	–	–	–	3
本期减少数	(106)	(6)	(3)	–	(115)
期末余额	734	1,389	275	–	2,398
减值准备					
期初余额	141	–	–	11	152
本期计提数	41	–	–	–	41
本期减少数	(31)	–	–	–	(31)
期末余额	151	–	–	11	162
净额					
期末余额	2,799	852	168	3,020	6,839
期初余额	2,884	868	167	633	4,552

于2008年6月30日，净额约为人民币307百万元(2007年12月31日：人民币212百万元)的房屋建筑物的产权证正在办理中。

人民币百万元

七、合并财务报表项目附注
20. 无形资产

	截至2008年6月30日止6个月期间			
	高速公路收费经营权	土地使用权	计算机软件系统及其他	合计
原值				
期初余额	2,754	818	453	4,025
新增子公司转入数	4,672	–	–	4,672
本期增加数	–	1,665	45	1,710
本期减少数	–	–	(7)	(7)
期末余额	7,426	2,483	491	10,400
累计摊销				
期初余额	104	104	193	401
新增子公司转入数	100	–	–	100
本期提取数	122	17	64	203
本期减少数	–	–	(2)	(2)
期末余额	326	121	255	702
减值准备				
期末余额	–	3	–	3
期初余额	–	3	–	3
净额				
期末余额	7,100	2,359	236	9,695
期初余额	2,650	711	260	3,621

七 合并财务报表项目附注

20 无形资产

	截至2007年6月30日止6个月期间		
	土地使用权	计算机软件系统及其他	合计
原值			
期初余额	871	382	1,253
本期增加数	1	65	66
本期减少数	–	(11)	(11)
期末余额	872	436	1,308
累计摊销			
期初余额	85	225	310
本期提取数	16	61	77
本期减少数	–	(4)	(4)
期末余额	101	282	383
减值准备			
期末余额	3	–	3
期初余额	3	–	3
净额			
期末余额	768	154	922
期初余额	783	157	940

于2008年6月30日，本集团高速公路收费经营权均被用于账面值为人民币3,891百万元的长期借款或长期应付款的质押物(2007年12月31日：人民币1,606百万元)。

于2008年6月30日，净额约为人民币2,133百万元(2007年12月31日：人民币483百万元)的土地使用权的产权证正在办理中。

于2008年6月30日，无形资产内的土地使用权主要为建造上海及深圳办公物业发生的土地获得成本。

人民币百万元

七、合并财务报表项目附注

21. 递延所得税资产和负债

本集团递延所得税资产和负债的明细如下：

	2008年6月30日	2007年12月31日
递延所得税资产	**4,022**	87
递延所得税负债	**(641)**	(4,822)
净额	**3,381**	(4,735)

	2008年6月30日 期初余额	本期计入损益	本期直接计入权益	其他	期末余额	期末暂时性差异
以公允价值计量且其变动计入当期损益的金融资产及负债的公允价值的变动	**(1,046)**	**1,789**	**–**	**–**	**743**	**4,128**
可供出售金融资产的减值损失及公允价值变动	**(6,002)**	**304**	**9,625**	**–**	**3,927**	**18,743**
保险责任准备金	**1,935**	**(1,033)**	**(2,018)**	**–**	**(1,116)**	**(4,993)**
其他	**378**	**(225)**	**–**	**(326)**	**(173)**	**(344)**
合计	**(4,735)**	**835**	**7,607**	**(326)**	**3,381**	**17,534**

本集团认为未来很可能产生用于抵扣上述可抵扣暂时性差异的应纳税所得额，因此确认以上项目的递延所得税资产。

于2008年6月30日，本集团没有重大的未确认递延所得税资产的可抵扣暂时性差异和可抵扣亏损。

七、合并财务报表项目附注
22 其他资产

	2008年6月30日	2007年12月31日
其他应收款		
一投资项目预付款	**889**	627
一应收外单位往来款	**1,262**	304
一应收利率掉期交易保证金	**184**	147
一其他	**848**	627
应收股利	**80**	73
抵债资产	**743**	906
长期待摊费用	**425**	412
其他	**998**	571
合计	**5,429**	3,667
减：减值准备	**(430)**	(451)
净额	**4,999**	3,216

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

本集团其他应收款净额按账龄列示如下：

账龄	2008年6月30日	2007年12月31日
1年以内(含1年)	**2,709**	1,299
1年至2年(含2年)	**152**	178
2年至3年(含3年)	**85**	78
3年以上	**142**	72
合计	**3,088**	1,627

本集团应收股利按账龄列示如下：

账龄	2008年6月30日	2007年12月31日
1年以内	**80**	73

七、合并财务报表项目附注

22 其他资产

本集团抵债资产的明细如下：

	2008年6月30日	2007年12月31日
房屋及建筑物	**656**	778
其他	**87**	128
合计	**743**	906
减：减值准备	**(335)**	(368)
净额	**408**	538

于本期间，本集团处置抵债资产的收益为人民币48百万元(2007年度：人民币71百万元)。

本集团截至2008年6月30日6个月期间及2007年度均未发生重大损余物资。

23 资产减值准备

本集团资产减值准备的变动如下：

	截至2008年6月30日止6个月期间					
			本期减少额			
项目	期初余额	本期增加	转回	转销及其他	合计	期末余额
坏账准备	322	–	(67)	–	(67)	255
可供出售金融资产减值准备	98	1,585	–	–	–	1,683
长期股权投资减值准备	119	–	–	(19)	(19)	100
贷款损失准备	536	64	(48)	(23)	(71)	529
投资性房地产减值准备	31	–	–	(5)	(5)	26
固定资产减值准备	159	1	–	3	3	163
无形资产减值准备	3	–	–	–	–	3
其他资产减值准备	451	4	–	(25)	(25)	430
总计	1,719	1,654	(115)	(69)	(184)	3,189

七、合并财务报表项目附注

23 资产减值准备

项目	截至2007年6月30日止6个月期间					
			本期减少额			
	期初余额	本期增加	转回	转销	合计	期末余额
坏账准备	586	51	(10)	(278)	(288)	349
长期股权投资减值准备	154	–	–	(30)	(30)	124
贷款损失准备	2,431	5	(131)	(1,800)	(1,931)	505
投资性房地产减值准备	51	19	(11)	(36)	(47)	23
固定资产减值准备	152	41	(4)	(27)	(31)	162
无形资产减值准备	3	–	–	–	–	3
其他资产减值准备	529	57	–	(247)	(247)	339
总计	3,906	173	(156)	(2,418)	(2,574)	1,505

24 短期借款

本集团的短期借款均为信用借款。

25 同业及其他金融机构存放款项

	2008年 6月30日	2007年 12月31日
银行存放款项	**1,049**	2,470
非银行金融机构存放款项	**4,834**	5,062
合计	**5,883**	7,532

本集团同业及其他金融机构存放款项皆来自于中国境内。

人民币百万元

七、合并财务报表项目附注

26. 存入保证金

	2008年6月30日	2007年12月31日
承兑汇票开证保证金	**4,284**	3,517
担保保证金	**792**	656
开立保函保证金	**544**	531
信用证保证金	**296**	254
其他	**404**	440
合计	**6,320**	5,398
个人客户	**4**	281
公司客户	**6,316**	5,117
合计	**6,320**	5,398

27. 拆入资金

	2008年6月30日	2007年12月31日
银行拆入	**102**	175
非银行金融机构拆入	**26**	–
合计	**128**	175

28. 卖出回购金融资产款

	2008年6月30日	2007年12月31日
票据	**1,262**	1,676
证券	**15,299**	12,304
贷款	**375**	–
合计	**16,936**	13,980

七 合并财务报表项目附注

29 吸收存款

	2008年 6月30日	2007年 12月31日
活期存款		
公司客户	**28,941**	31,696
个人客户	**6,555**	5,879
定期存款(含通知存款)		
公司客户	**32,112**	30,253
个人客户	**5,341**	4,305
合计	**72,949**	72,133

30 代理买卖证券款

	2008年 6月30日	2007年 12月31日
个人客户	**8,032**	9,259
公司客户	**2,789**	5,135
合计	**10,821**	14,394

31 应付分保账款

本集团应付分保账款最大五家分保公司/经纪公司明细如下：

分保公司/经纪公司	2008年 6月30日	2007年 12月31日
中国人寿再保险股份有限公司	**652**	206
中国财产再保险股份有限公司	**649**	346
Aon Limited	**197**	136
Allianz SE Reinsurance	**171**	20
Guy Carpenter & Company Ltd.	**114**	23

本账户余额中并无持本公司5%或以上表决权股份的股东的款项。

人民币百万元

七、合并财务报表项目附注

38. 应付职工薪酬

本集团应付职工薪酬的明细如下：

	截至2008年6月30日止6个月期间			
	期初余额	本期增加额	本期减少额	期末余额
工资、奖金、津贴及补贴	**1,378**	**2,790**	**(2,955)**	**1,213**
职工福利费	**271**	**–**	**(32)**	**239**
社会保险费	**34**	**445**	**(456)**	**23**
工会经费及职工教育经费	**288**	**89**	**(58)**	**319**
应付内退员工薪酬	**18**	**2**	**(3)**	**17**
以现金结算的股份支付	**2,743**	**(1,068)**	**–**	**1,675**
合计	**4,732**	**2,258**	**(3,504)**	**3,486**

	截至2007年6月30日止6个月期间			
	期初余额	本期增加额	本期减少额	期末余额
工资、奖金、津贴及补贴	608	3,052	(2,583)	1,077
职工福利费	295	–	(181)	114
社会保险费	4	305	(256)	53
工会经费及职工教育经费	117	147	(32)	232
应付内退员工薪酬	–	20	(1)	19
以现金结算的股份支付	1,109	777	–	1,886
合计	2,133	4,301	(3,053)	3,381

39. 应交税费

	2008年 6月30日	2007年 12月31日
企业所得税	**725**	807
营业税	**301**	581
其他	**405**	519
合计	**1,431**	1,907

七、合并财务报表项目附注

34 保户储金及投资款

	2008年6月30日	2007年12月31日
1年以内(含1年)	**312**	230
1年以上	**6,544**	5,057
合计	**6,856**	5,287

35 保险合同准备金

	截至2008年6月30日止6个月期间					
			本期减少额			
	期初余额	本期增加额	赔付款项	提前解除	其他	期末余额
未到期责任准备金						
原保险合同	**15,696**	**17,522**	**–**	**–**	**(14,182)**	**19,036**
再保险合同	**34**	**59**	**–**	**–**	**(29)**	**64**
未决赔款准备金						
原保险合同	**7,602**	**10,122**	**(7,658)**	**–**	**–**	**10,066**
再保险合同	**43**	**18**	**(1)**	**–**	**–**	**60**
寿险责任准备金						
原保险合同	**320,359**	**22,130**	**(9,305)**	**(7,157)**	**112**	**326,139**
长期健康险责任准备金						
原保险合同	**37,213**	**6,150**	**(695)**	**(365)**	**(1,394)**	**40,909**
合计	**380,947**	**56,001**	**(17,659)**	**(7,522)**	**(15,493)**	**396,274**

人民币百万元

七、合并财务报表项目附注

25. 保险合同准备金

	截至2007年6月30日止6个月期间					
			本期减少额			
	期初余额	本期增加额	赔付款项	提前解除	其他	期末余额
未到期责任准备金						
原保险合同	12,927	14,168	–	–	(11,465)	15,630
再保险合同	10	46	–	–	(33)	23
未决赔款准备金						
原保险合同	6,465	7,156	(6,016)	–	(200)	7,405
再保险合同	15	18	(2)	–	–	31
寿险责任准备金						
原保险合同	248,574	52,619	(5,427)	(5,934)	(481)	289,351
长期健康险责任准备金						
原保险合同	30,694	5,747	(516)	(309)	(1,217)	34,399
合计	298,685	79,754	(11,961)	(6,243)	(13,396)	346,839

本集团保险合同准备金的未到期期限情况如下：

	2008年6月30日		2007年12月31日	
	1年以下(含1年)	1年以上	1年以下(含1年)	1年以上
未到期责任准备金				
原保险合同	**15,348**	**3,688**	12,133	3,563
再保险合同	**17**	**47**	6	28
未决赔款准备金				
原保险合同	**8,325**	**1,741**	6,077	1,525
再保险合同	**50**	**10**	34	9
寿险责任准备金				
原保险合同	**10,647**	**315,492**	13,962	306,397
长期健康险责任准备金				
原保险合同	**1,028**	**39,881**	763	36,450
合计	**35,415**	**360,859**	32,975	347,972

七、合并财务报表项目附注

45 保险合同准备金

本集团原保险合同未决赔款准备金的明细如下：

	2008年 6月30日	2007年 12月31日
已发生已报案未决赔款准备金	**6,487**	5,522
已发生未报案未决赔款准备金	**3,067**	1,549
理赔费用准备金	**512**	531
合计	**10,066**	7,602

46 长期借款

	2008年 6月30日	2007年 12月31日
抵押借款	**1,586**	1,612
质押借款	**2,368**	1,606
合计	**3,954**	3,218

47 其他负债

	2008年 6月30日	2007年 12月31日
保险保障基金	**133**	126
应付股利	**93**	86
其他应付款	**5,312**	1,391
长期应付款	**1,523**	–
其他	**490**	2,608
合计	**7,551**	4,211

4. 合并财务报表项目附注

[illegible] 股本

本公司注册及实收股本人民币7,345,053,334元，每股面值人民币1元，股份种类及其结构如下：

	2008年6月30日		2007年12月31日	
（百万股）	**股数**	**比例**	股数	比例
有限售条件股份：				
国家股	–	**0.00%**	589	8.02%
国有法人持股	–	**0.00%**	367	5.00%
境内非国有法人持股	**860**	**11.71%**	3,025	41.19%
小计	**860**	**11.71%**	3,981	54.21%
无限售条件股份：				
人民币普通股	**3,926**	**53.46%**	805	10.96%
境外上市的外资股	**2,559**	**34.83%**	2,559	34.83%
小计	**6,485**	**88.29%**	3,364	45.79%
合计	**7,345**	**100.00%**	7,345	100.00%

上述股本业经中国注册会计师专项验证。

[illegible] 资本公积

		2008年 6月30日	2007年 12月31日
股本溢价	*(1)*	**51,907**	51,907
可供出售金融资产公允价值变动		**(9,787)**	19,893
其他资本公积	*(2)*	**311**	311
合计		**42,431**	72,111

(1) 股本溢价为首次公开发行A股及H股所产生。

(2) 本公司在出资投入平安寿险与平安产险前，对本公司原寿险业务和产险业务进行资产评估。根据中华财务会计咨询有限公司出具的资产评估报告书中华评报字(2002)039号和(2002)038号，评估的净增值为人民币311百万元。

七 合并财务报表项目附注

47. 一般风险准备

根据中国有关财务规定，从事保险、银行、信托、证券及期货行业的公司需要提取一般风险准备，用于补偿巨灾风险或弥补亏损。本集团从事上述行业的子公司在其各自年度财务报表中，根据中国有关财务规定以其各自当年度净利润或年末风险资产为基础提取一般风险准备，作为利润分配。上述一般风险准备不得用于分红或转增资本。

48. 利润分配

依照本公司章程及国家有关规定，本公司一般按下列顺序进行利润分配：

(1) 弥补上一年度亏损；

(2) 提取净利润弥补累计亏损后金额的10%的法定盈余公积；

(3) 按股东大会决议提取任意盈余公积，其金额按公司章程或股东大会的决议提取和使用；

(4) 支付股东股利。

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
经批准分配的上年度普通股股利：		
2007年末期股利：人民币0.50元		
(2006年末期股利：人民币0.22元)	**3,673**	1,616
经批准的中期股利		
(于6月30日未确认为负债)：		
2008年中期股利：人民币0.20元		
(2007年中期股利：人民币0.20元)	**1,469**	1,469

人民币百万元

七、合并财务报表项目附注

42 保险业务收入

(1) 本集团保险业务收入按保险合同划分的明细如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
原保险合同	**69,169**	53,838
再保险合同	**59**	47
合计	**69,228**	53,885

(2) 本集团保险业务收入按险种划分的明细如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
寿险		
个人寿险	**42,284**	34,233
银行保险	**6,855**	3,884
团体寿险	**5,418**	4,131
寿险合计	**54,557**	42,248
产险		
机动车辆保险	**10,225**	7,801
非机动车辆保险	**3,650**	3,254
意外与健康险	**796**	582
产险合计	**14,671**	11,637
总计	**69,228**	53,885

七、合并财务报表项目附注

43. 提取未到期责任准备金

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
原保险合同	**2,512**	2,092
再保险合同	**23**	13
合计	**2,535**	2,105

44. 银行业务利息净收入

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
银行业务利息收入		
存放同业	**8**	66
存放中央银行	**146**	73
拆出资金	**51**	29
发放贷款及垫款		
个人贷款及垫款	**679**	456
公司贷款及垫款	**1,407**	713
票据贴现	**188**	179
买入返售金融资产	**257**	200
债券投资	**633**	541
其中：已减值金融资产利息收入	**6**	20
合计	**3,369**	2,257
银行业务利息支出		
同业存放	**102**	99
拆入资金	**7**	7
吸收存款	**996**	532
卖出回购金融资产款	**160**	51
合计	**1,265**	689
银行业务利息净收入	**2,104**	1,568

人民币百万元

七、合并财务报表项目附注

45. 非保险业务手续费及佣金净收入

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
非保险业务手续费及佣金收入		
证券经纪业务手续费收入	**509**	790
证券承销业务手续费收入	**392**	224
信托产品管理费	**267**	246
其他	**114**	97
合计	**1,282**	1,357
非保险业务手续费及佣金支出		
证券经纪业务手续费支出	**58**	71
其他手续费支出	**60**	142
合计	**118**	213
非保险业务手续费及佣金净收入	**1,164**	1,144

七、合并财务报表项目附注

46. 投资收益

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
利息收入		
债券利息收入		
持有至到期投资	**2,488**	2,526
可供出售金融资产	**1,929**	1,170
以公允价值计量且其变动计入当期损益	**416**	261
定期存款利息收入		
贷款及应收款	**1,432**	1,395
活期存款利息收入		
贷款及应收款	**405**	367
其他		
贷款及应收款	**200**	132
股息收入		
基金股息收入		
可供出售金融资产	**2,250**	2,975
以公允价值计量且其变动计入当期损益	**3,007**	3,642
股权投资股息收入		
可供出售金融资产	**955**	96
以公允价值计量且其变动计入当期损益	**75**	40
已实现收益		
债券		
可供出售金融资产	**3**	98
以公允价值计量且其变动计入当期损益	**29**	180
基金		
可供出售金融资产	**(1,067)**	2,904
以公允价值计量且其变动计入当期损益	**(584)**	2,916
股票		
可供出售金融资产	**10,295**	5,813
以公允价值计量且其变动计入当期损益	**1,501**	5,022
衍生金融工具	**248**	3
其他	**8**	–
占联营公司的净损益	**41**	–
卖出回购证券及拆入资金利息支出	**(186)**	(432)
合计	**23,445**	29,108

人民币百万元

七 合并财务报表项目附注

47 公允价值变动损益

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
交易性金融工具		
债券	**(157)**	(226)
基金	**(9,116)**	2,361
股票	**(9,219)**	1,039
指定以公允价值计量且其变动计入当期损益的金融工具	**–**	(190)
衍生金融工具	**(267)**	110
合计	**(18,759)**	3,094

48 赔付支出

(1) 本集团赔付支出按保险合同划分的明细如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
原保险合同	**17,510**	11,789
再保险合同	**(5)**	2
合计	**17,505**	11,791

(2) 本集团赔付支出按内容划分的明细如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
赔款支出	**7,643**	6,011
满期给付	**7,217**	3,582
年金给付	**1,660**	1,427
死伤医疗给付	**985**	771
合计	**17,505**	11,791

七、合并财务报表项目附注

49 提取保险责任准备金

(1) 本集团提取保险责任准备金按保险合同划分的明细如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
提取未决赔款准备金		
原保险合同	**2,464**	1,140
再保险合同	**17**	16
提取寿险责任准备金		
原保险合同	**15,599**	40,088
提取长期健康险责任准备金		
原保险合同	**3,696**	3,705
合计	**21,776**	44,949

(2) 本集团提取原保险合同未决赔款准备金按内容划分的明细如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
已发生已报案未决赔款准备金	**965**	753
已发生未报案未决赔款准备金	**1,518**	303
理赔费用准备金	**(19)**	84
合计	**2,464**	1,140

合并财务报表项目附注

摊回保险责任准备金

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
摊回未决赔款准备金	**1,310**	334
摊回寿险责任准备金	**1**	7
摊回长期健康险责任准备金	**–**	7
合计	**1,311**	348

业务及管理费

本集团业务及管理费包括以下费用：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
薪酬及奖金	**1,722**	3,829
养老金，社会保险及其他福利	**722**	472
固定资产折旧	**239**	238
无形资产摊销	**203**	77
保险保障基金	**219**	176
审计师薪酬－半年度审计及其他鉴证服务费	**15**	12

由于本公司H股价下跌，本期间确认的与虚拟期权计划相关的薪酬及奖金为转回人民币1,068百万元(截至2007年6月30日止的6个月期间：提取人民币777百万元)。

资产减值损失

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
坏账损失	**(67)**	41
可供出售金融资产减值损失	**1,585**	–
贷款减值损失	**16**	(126)
投资性房地产减值损失	**–**	8
固定资产减值损失	**1**	37
其他资产减值损失	**4**	57
合计	**1,539**	17

七、合并财务报表项目附注

52 所得税费用

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
当期所得税费用	**644**	666
递延所得税费用	**(835)**	(120)
合计	**(191)**	546

本集团所得税费用与会计利润的关系如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
税前利润	**7,119**	8,872
以主要适用税率18%计算的所得税（截至2007年6月30日止6个月期间：15%）	**1,281**	1,331
不可抵扣的费用对确定应纳税所得的税务影响	**225**	573
免税收入对确定应纳税所得的税务影响	**(1,435)**	(1,558)
税率变动的税务影响	**(177)**	(382)
中国经济特区以外的机构及法人使用较高税率的税务影响	**18**	582
税收返还	**(103)**	–
合计	**(191)**	546

本集团的企业所得税按照对现行税法的理解，并按在中国境内取得的估计应纳税所得额及适用税率计提。源于境外地区应纳税所得的税项根据本集团境外经营所受管辖区域及中国的现行法律，解释公告和惯例，按照适用税率计算。

本集团计提的所得税将由有关税务机关核定。

七 合并财务报表项目附注

54 每股收益

每股收益为本期间归属于本公司普通股股东的净利润除以本期间发行在外普通股的加权平均数计算得出。

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
归属于本公司普通股股东的当期净利润（人民币百万元）	**7,102**	8,063
本公司发行在外普通股加权平均数（百万股）	**7,345**	6,962
基本每股收益（人民币元）	**0.97**	1.16
稀释每股收益（人民币元）	**0.97**	1.16

55 以现金结算的股份支付

于2004年2月5日，本公司董事会批准本集团的高级管理人员及部分关键员工等参与虚拟期权计划。虚拟期权于2004年至2008年发行，但本公司不会根据此计划发行任何股份。虚拟期权以单位方式授出，每个单位代表1股本公司H股。该计划的参与者将在行使上述权利时收到现金付款，但在行权当年该计划参与者收到的收益总额不得超过行权年度的估计净利润的特定百分比，其中现金付款金额等于已行使权利单位数量乘以行使价与行权时H股市场价之间的差额。

由于本公司H股价下跌，本期间确认的与虚拟期权计划相关的薪酬及奖金为转回人民币1,068百万元（截至2007年6月30日止的6个月期间：提取人民币777百万元）。

本集团使用Black-Scholes期权定价模型估算虚拟期权的公允价值。下表所列为本期末所采用的该模型输入数据。

	2008年6月30日	2007年12月31日
无风险利率(%)	**2.6%**	2.6%
预期股息率(%)	**1.0%**	1.0%
预期股价波幅(%)	**40.6%**	36.1%
预期剩余年限（年）	**1-2**	1-2

已接受的服务及其形成的虚拟期权负债在相应期间内予以确认。本集团于虚拟期权负债结算前每个资产负债表日及结算日，重新计量虚拟期权负债的公允价值，并将其公允价值的变动计入当期损益。于2008年6月30日，本集团虚拟期权负债账面值为人民币1,675百万元（2007年12月31日：人民币2,743百万元）。

七 合并财务报表项目附注

51 投资连结保险

(1) 投资连结保险投资账户基本情况

本集团的投资连结保险包括平安世纪理财投资连结保险、平安团体退休金投资连结保险、平安聚富步步高投资连结保险以及平安聚富年年投资连结保险。同时，本集团为上述投资连结保险共设置9个投资账户：平安发展投资账户(以下简称「发展账户」)、保证收益投资账户(以下简称「保证账户」)、平安基金投资账户(以下简称「基金账户」)、平安价值增长投资账户(以下简称「价值账户」)、稳健投资账户(以下简称「稳健账户」)、平衡投资账户(以下简称「平衡账户」)、进取投资账户(以下简称「进取账户」)、平安精选权益投资账户(以下简称「精选权益账户」)及平安货币投资账户(以下简称「货币账户」)。上述各账户是依照中国保监会《投资连结保险管理暂行办法》等有关规定及上述投资连结保险的有关条款，并经向中国保监会报批后设立。上述投资账户的投资对象为银行存款、拆出资金、依法发行的证券投资基金、债券、股票及中国保监会允许投资的其他金融工具。

(2) 投资连结保险各投资账户于截至2008年6月及2007年12月最后估值日的单位数及单位净资产

		2008年6月		2007年12月	
	设立时间	单位数	单位净资产	单位数	单位净资产
		百万	人民币元	百万	人民币元
发展账户	2000年10月23日	**7,098**	**2.4305**	6,585	2.7891
保证账户	2001年4月30日	**241**	**1.2687**	214	1.2428
基金账户	2001年4月30日	**3,389**	**2.7437**	3,155	3.5896
价值账户	2003年9月4日	**2,154**	**1.5192**	2,089	1.5746
稳健账户	2001年3月31日	**2,042**	**1.5875**	2,124	1.6725
平衡账户	2001年3月31日	**128**	**2.6147**	119	2.8787
进取账户	2001年3月31日	**172**	**2.7964**	143	4.0649
精选权益账户	2007年9月13日	**2,307**	**0.7447**	787	1.0294
货币账户	2007年12月17日	**191**	**1.0212**	1	1.0071

人民币百万元

七、合并财务报表项目附注

11. 投资连结保险

(3) *投资连结保险投资账户组合情况*

	2008年6月30日	2007年12月31日
投资连结保险投资账户资产：		
货币资金	**1,202**	2,101
交易性金融资产	**23,849**	27,644
衍生金融资产	**6**	–
买入返售金融资产	**132**	–
应收利息	**435**	225
存出保证金	**1**	–
定期存款	**9,843**	9,383
其他资产	**1,206**	141
合计	**36,674**	39,494
投资连结保险投资账户负债：		
卖出回购金融资产款	**580**	424
单位准备金	**36,084**	38,622
其他负债	**10**	448
合计	**36,674**	39,494

七 合并财务报表项目附注

15. 投资连结保险

(4) *投资连结保险投资账户管理费计提情况*

投资账户资产管理费是本集团根据投资连结保险的保单条款而向保户收取的投资账户资产管理费。对于发展账户，保证账户，基金账户和价值账户，本集团在每个估值日收取投资账户资产管理费，其收取的最高比例为每月不超过投资账户资产最高值的0.2%，同时年率不超过2%。对于稳健账户、平衡账户和进取账户，本集团在每个估值日收取行政管理费和投资管理费，其中行政管理费的最高标准为投资账户资产的1.5%，以年率计；投资管理费的最高标准为投资账户资产的1.5%，以年率计。对于精选权益账户，本集团在每个估值日收取投资账户资产管理费，其收取为投资账户资产净值的1.2%，以年率计。对于货币账户，本集团在每个估值日收取投资账户资产管理费，其收取的最高比例为账户资产的1%，以年率计。

(5) *投资连结保险投资账户采用的主要会计政策*

平安世纪理财投资连结保险、平安聚富步步高投资连结保险和平安聚富年年投资连结保险既承担保险风险又承担其他风险，整个合同视为原保险合同，不对保险风险部分和其他风险部分进行分拆，按照原保险合同进行会计处理。平安团体退休金投资连结保险不承担保险风险，整个合同视为投资合同，按照金融工具进行会计处理。

(6) *投资连结保险投资账户采用的估值原则*

投资连结保险投资账户的各项资产以公允价值计价。对于除开放式基金以外的任何上市流通的有价证券，本集团以其在估值日证券交易所挂牌的收盘价估值，估值日无交易的，以最近交易日的市场收盘价估值；对于开放式基金，本集团以其公告的基金单位净值估值；募集期内的证券投资基金，按成本估值；银行间债券采用估值技术进行估值。

人民币百万元

七 合并财务报表项目附注

57 现金流量表补充资料

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
(1) 将净利润调节为经营活动现金流量		
净利润	**7,310**	8,326
加：资产减值损失	**1,539**	17
投资性房地产折旧	**80**	81
固定资产折旧	**239**	238
无形资产摊销	**203**	77
长期待摊费用摊销	**34**	66
处置固定资产、无形资产和其他长期资产的收益	**(22)**	(2)
公允价值变动损益	**18,759**	(3,094)
投资收益	**(23,473)**	(29,150)
汇兑损失	**525**	335
提取各项保险准备金	**23,000**	46,706
递延所得税资产及负债净额的增加	**(835)**	(120)
经营性应收项目的净增加额	**(11,614)**	(14,218)
经营性应付项目的净增加额	**5,529**	10,740
经营活动产生的现金流量净额	**21,274**	20,002
(2) 现金及现金等价物净增加／(减少)情况		
现金的期末余额	**45,676**	77,893
减：现金的期初余额	**(46,301)**	(37,683)
加：现金等价物的期末余额	**22,580**	42,211
减：现金等价物的期初余额	**(49,995)**	(9,644)
现金及现金等价物增加／(减少)净额	**(28,040)**	72,777

(3) 本集团收购子公司的有关信息参见附注五(1)和(2)。

七、合并财务报表项目附注

57. 现金流量表补充资料

(4) 现金及现金等价物

	2008年 6月30日	2007年 12月31日
现金		
库存现金	**368**	382
可随时用于支付的银行存款	**35,009**	38,856
可随时用于支付的其他货币资金	**7,648**	539
可用于支付的存放中央银行款项	**1,993**	4,969
结算备付金	**48**	668
存放同业款项	**579**	833
拆出资金	**31**	54
小计	**45,676**	46,301
现金等价物		
原始期限三个月以内到期的债券投资	**4,323**	7,620
货币市场基金	**16,505**	13,245
原始期限三个月以内到期的买入返售资产	**1,752**	29,130
小计	**22,580**	49,995
年／期末现金及现金等价物余额	**68,256**	96,296

58. 金融工具的公允价值

本集团持有的除持有至到期投资以外的金融工具账面金额与其估计公允价值大致相同。

本集团主要使用以下方法及假设估计金融工具的公允价值：

(1) 固定到期日投资(主要包括债券投资和买入返售证券等)：公允价值一般根据公开市场报价确定；对于没有实时市场报价的，金融工具的公允价值应根据最近的交易价格估计，或者用市场上同类投资的市场收益率对该项金融工具的未来的现金流进行折现后的结果来估计。

(2) 权益投资：公允价值应基于公开市场报价；某些未上市的权益投资以其公允价值的合理估计作为账面价值。

(3) 其他：这些资产和负债的账面金额接近于其公允价值。

八、风险管理

1 保险风险

(1) *保险风险类型*

保险合同风险是指发生保险事故的可能性以及由此产生的赔款金额和时间的不确定性。在保险合同下，本集团面临的主要风险是实际赔款及保户利益给付超过已计提保险责任的账面额。这种风险在下列情况下均可能出现：

发生性风险－保险事故发生的数量与预期不同的可能性。

严重性风险－保险事故产生的成本与预期不同的可能性。

发展性风险－保险人的责任金额在合同期结束时出现变动的可能性。

风险的波动性可通过把损失风险分散至大批保险合同组合而得以改善，因为较分散的合同组合很少因组合中某部分的变动而使整体受到影响。慎重选择和实施承保策略和方针也可改善风险的波动性。

本集团保险业务包括长期人寿保险合同、财产保险和短期人寿保险合同等。就以死亡为承保风险的合同而言，传染病、生活方式的巨大改变和自然灾害均为可能增加整体索赔率的重要因素，而导致比预期更早或更多的索赔。就以生存为承保风险的合同而言，最重要的影响因素是有助延长寿命的医学水平和社会条件的不断改善。就财产保险合同而言，索赔经常受到自然灾害、巨灾、恐怖袭击等因素影响。

目前，风险在本集团所承保风险的各地区未存在重大分别，但不合理的金额集中可能对基于组合进行赔付的严重程度产生影响。

对于含固定和保证给付以及固定未来保费的合同，并无可减少保险风险的重大缓和条款和情况。但是，对于若干分红保险合同而言，其分红特征使较大部分保险风险由投保方所承担。

保险风险也会受保户终止合同、降低保费、拒绝支付保费或行使年金转换权利影响。因此，保险风险受保单持有人的行为和决定影响。

八、风险管理

1 保险风险

(2) ***保险风险集中度***

本集团保险风险的集中度于附注七、42按主要业务类别的保费收入分析中反映。

(3) ***假设及敏感性分析***

长期人寿保险合同

假设

寿险责任准备金及长期健康险责任准备金根据中国保监会的有关精算规定计算，本集团不能任意改变有关法定评估假设。此外，本集团提取的寿险责任准备金及长期健康险责任准备金需满足负债充足性测试要求，除非在负债充足性测试条件下出现准备金不足的情况，否则寿险责任准备金及长期健康险责任准备金不需要调整。在负债充足性测试条件下：若其他变量不变，死亡率、发病率、退保率或费用率比当前最佳经验假设单独提高或降低10%，实际提取的准备金不会出现准备金不足情况；若其他变量不变，投资回报率假设比当前最佳经验假设增加或减少50基点，实际提取的准备金亦不会出现准备金不足情况。

财产及短期人寿保险合同

假设

估计采用的主要假设为本集团的过往赔付经验，包括各事故年度的平均赔付成本、理赔费用，赔付通胀因素及赔案数目的假设。须运用判断来评估外部因素(如司法裁决及政府立法等)对估计的影响。

其他主要假设包括结付延迟等。

人民币百万元

八、风险管理
1 保险风险
(3) *假设及敏感性分析(续)*
财产及短期人寿保险合同(续)
敏感性分析
上述主要假设将影响财产及短期人寿保险的未决赔款准备金。若干变量的敏感度无法量化，如法律变更、估计程序的不确定性等。此外，由于发生索赔与报案和最终结案之间的时间差异，于评估日尚无法精确地确定未决赔款准备金数额。

本集团财产保险业务不考虑分出业务按事故年度的索赔进展信息如下：

项目	2004年	2005年	2006年	2007年	截至2008年6月30日止6个月期间	合计
累计赔付款估计额：						
当年／期末	5,955	7,171	9,317	10,700	**8,487**	
1年后	5,948	7,172	10,305	11,076	–	
2年后	5,397	6,953	9,920	–	–	
3年后	5,259	6,851	–	–	–	
4年后	5,222	–	–	–	–	
累计赔付款项估计额	5,222	6,851	9,920	11,076	**8,487**	41,556
累计已支付的赔付款项	(5,144)	(6,661)	(8,671)	(8,881)	**(3,116)**	(32,473)
小计						9,083
以前期间调整额及间接理赔费用						227
尚未支付的赔付款项						9,310

八、风险管理

1 保险风险

(3) 假设及敏感性分析(续)

财产及短期人寿保险合同(续)

敏感性分析*(续)*

本集团财产保险业务考虑分出业务后按事故年度的索赔进展信息如下：

项目	2004年	2005年	2006年	2007年	截至2008年6月30日止6个月期间	合计
累计赔付款估计额：						
当年／期末	4,181	5,266	7,219	8,875	**6,202**	
1年后	4,228	5,280	7,362	9,155	–	
2年后	3,833	5,129	7,195	–	–	
3年后	3,732	5,055	–	–	–	
4年后	3,703	–	–	–	–	
累计赔付款项估计额	3,703	5,055	7,195	9,155	**6,202**	31,310
累计已支付的赔付款项	(3,642)	(4,915)	(6,752)	(7,537)	**(2,770)**	(25,616)
小计						5,694
以前期间调整额及间接理赔费用						207
尚未支付的赔付款项						5,901

人民币百万元

八、风险管理
一、保险风险
(3) *假设及敏感性分析(续)*
财产及短期人寿保险合同(续)
敏感性分析(续)
本集团短期人寿保险业务不考虑分出业务按事故年度的索赔进展信息如下：

项目	2004年	2005年	2006年	2007年	截至2008年6月30日止6个月期间	合计
累计赔付款估计额：						
当年／期末	1,571	1,767	2,039	2,316	**1,226**	
1年后	1,577	1,960	1,983	2,355	–	
2年后	1,582	1,935	1,990	–	–	
3年后	1,582	1,935	–	–	–	
4年后	1,582	–	–	–	–	
累计赔付款项估计额	1,582	1,935	1,990	2,355	**1,226**	9,088
累计已支付的赔付款项	(1,582)	(1,935)	(1,983)	(2,206)	**(587)**	(8,293)
小计						795
以前期间调整额及间接理赔费用						21
尚未支付的赔付款项						816

八、风险管理

1. 保险风险

(3) 假设及敏感性分析(续)

财产及短期人寿保险合同(续)

敏感性分析(续)

本集团短期人寿保险业务考虑分出业务后按事故年度的索赔进展信息如下：

项目	2004年	2005年	2006年	2007年	**截至2008年6月30日止6个月期间**	合计
累计赔付款估计额：						
当年／期末	1,053	1,156	1,616	1,790	**934**	
1年后	1,057	1,482	1,555	1,797	–	
2年后	1,086	1,538	1,544	–	–	
3年后	1,086	1,538	–	–	–	
4年后	1,086	–	–	–	–	
累计赔付款项估计额	1,086	1,538	1,544	1,797	**934**	6,899
累计已支付的赔付款项	(1,086)	(1,538)	(1,539)	(1,689)	**(458)**	(6,310)
小计						589
以前期间调整额及间接理赔费用						22
尚未支付的赔付款项						611

平均赔款成本或赔案数目的单项变动，均会导致未决赔款准备金的同比例变动。当其他假设维持不变时，平均赔款成本增加5%将会导致2008年6月30日财产保险及短期人寿保险的净未决赔款准备金分别增加约人民币295百万元及31百万元。

再保险

本集团主要通过订立再保险合同控制保险业务的损失风险。大部分分保业务为成数分保及溢额分保，并按产品类别设立不同自留额。对于可从再保险公司摊回的赔款金额，使用与原保单一致的假设进行估计，并在资产负债表内列示为应收分保账款或应收分保未决赔款准备金。

尽管本集团可能已订立再保险合同，但这并不能解除本集团对保户承担的直接责任。因此再保险存在因再保险公司未能履行再保险合同应承担的责任而产生的信用风险。

八、风险管理

2、市场风险

市场风险是指因汇率(外汇风险)，市场利率(利率风险)和市场价格(价格风险)波动而引起的金融工具公允价值变动的风险，不论该价格变动是因个别工具或其发行人特有因素所致或因影响在市场上交易的所有工具的因素造成。

(1) 外汇风险

外汇风险是指因汇率变动产生损失的风险。人民币与本集团从事业务地区的其他货币之间的汇率波动会影响本集团的财务状况和经营业绩。目前本集团面临的外汇风险主要来自美元对人民币，港币对人民币及欧元对人民币的汇率波动。现时，本集团务求通过减少外汇净余额的方法来降低外汇风险。

以下是在其他变量不变的情况下，关键变量可能发生的合理变动对利润及权益(因对汇率敏感的货币性资产和负债及以公允价值计量的非货币资产和负债的公允价值发生变化)的税前影响。变量之间存在的相关性会对市场风险的最终影响金额产生重大作用，但为了描述变量的影响情况，本集团假定其变化是独立的。

		2008年6月30日		2007年12月31日	
	变量变动	**减少利润**	**减少权益**	减少利润	减少权益
所有外币	对人民币贬值5%	**597**	**1,638**	504	2,013

7. 风险管理
7. 市场风险
(1) 外汇风险(续)

本集团主要货币性资产和负债(扣除投资连结账户余额)及以公允价值计量的非货币性资产和负债按主要币种列示如下：

(百万元)	2008年6月30日 人民币	美元(原币)	港币(原币)	欧元(原币)	其他币种 (折合人民币)	折合 人民币合计
货币资金	63,772	417	1,456	1	2	67,925
结算备付金	3,639	–	10	–	–	3,648
拆出资金	505	4	–	–	–	532
交易性金融资产	39,527	1,790	465	–	7	52,221
买入返售金融资产	8,779	–	–	–	–	8,779
应收利息	5,498	11	5	–	–	5,576
应收保费	5,918	63	26	–	1	6,377
应收分保账款	1,814	21	9	–	–	1,967
应收分保合同准备金	2,689	136	5	–	–	3,627
保户质押贷款	2,946	–	–	–	–	2,946
发放贷款及垫款	68,991	225	312	–	–	70,806
存出保证金	161	–	3	–	–	166
定期存款	38,225	162	–	–	–	39,335
可供出售金融资产	156,246	77	8,599	1,229	–	177,647
持有至到期投资	126,397	–	–	–	–	126,397
存出资本保证金	1,560	–	–	–	–	1,560
其他资产	1,288	86	100	–	–	1,962
合计	527,955	2,992	10,990	1,230	10	571,471

八、风险管理

2、市场风险

(1) 外汇风险(续)

	2008年6月30日					
(百万元)	人民币	美元(原币)	港币(原币)	欧元(原币)	其他币种(折合人民币)	折合人民币合计
短期借款	1,190	–	2,990	–	–	3,819
同业及其他金融机构存放款项	5,204	99	–	–	–	5,883
存入保证金	6,320	–	–	–	–	6,320
拆入资金	128	–	–	–	–	128
卖出回购金融资产款	16,356	–	–	–	–	16,356
吸收存款	71,095	270	–	–	–	72,949
代理买卖证券款	10,537	12	229	–	–	10,821
预收保费	959	4	10	–	–	996
应付手续费及佣金	1,387	–	–	–	–	1,387
应付分保账款	2,957	60	29	–	–	3,392
应付职工薪酬	3,486	–	–	–	–	3,486
应交税费	1,392	4	10	–	–	1,431
应付利息	590	6	17	–	–	644
应付赔付款	5,936	10	3	–	–	6,005
应付保单红利	10,635	–	–	–	–	10,635
保户储金及投资款	2,816	–	–	–	–	2,816
保险合同准备金	344,105	145	28	–	6	345,130
长期借款	2,443	–	1,719	–	–	3,954
其他负债	5,405	61	1,029	75	–	7,541
合计	492,941	671	6,064	75	6	503,693

八 风险管理

2 市场风险

(1) 外汇风险(续)

	2007年12月31日					
(百万元)	人民币	美元(原币)	港币(原币)	欧元(原币)	其他币种(折合人民币)	折合人民币合计
货币资金	68,110	81	2,050	1	5	70,639
结算备付金	1,999	1	22	–	–	2,027
拆出资金	1,123	7	19	–	–	1,192
交易性金融资产	46,405	1,321	375	83	3	57,294
买入返售金融资产	36,457	–	–	–	–	36,457
应收利息	3,903	8	3	–	–	3,962
应收保费	4,283	37	16	–	–	4,568
应收分保账款	2,228	20	80	–	–	2,452
应收分保合同准备金	1,230	148	5	–	–	2,316
保户质押贷款	2,411	–	–	–	–	2,411
发放贷款及垫款	61,206	243	156	–	–	63,125
存出保证金	881	–	6	–	–	887
定期存款	31,151	164	–	–	–	32,348
可供出售金融资产	146,858	228	10,369	1,904	–	178,539
持有至到期投资	127,736	–	–	–	–	127,736
存出资本保证金	1,560	–	–	–	–	1,560
其他资产	1,301	39	43	1	–	1,637
合计	538,842	2,297	13,144	1,989	8	589,150

风险管理

市场风险

(1) 外汇风险(续)

	2007年12月31日					
(百万元)	人民币	美元(原币)	港币(原币)	欧元(原币)	其他币种(折合人民币)	折合人民币合计
短期借款	990	–	2,915	–	–	3,719
同业及其他金融机构存放款项	5,792	238	–	–	–	7,532
存入保证金	5,398	–	–	–	–	5,398
拆入资金	–	24	–	–	–	175
卖出回购金融资产款	13,556	–	–	–	–	13,556
吸收存款	70,778	186	(4)	–	–	72,133
代理买卖证券款	14,024	15	275	–	–	14,394
预收保费	2,918	7	14	–	–	2,981
应付手续费及佣金	1,104	–	–	–	–	1,104
应付分保账款	2,344	41	14	–	–	2,656
应付职工薪酬	4,732	–	–	–	–	4,732
应交税费	1,876	3	9	–	–	1,907
应付利息	503	4	42	–	–	574
应付赔付款	5,138	3	2	–	–	5,161
应付保单红利	7,006	–	–	–	–	7,006
保户储金及投资款	798	–	–	–	–	798
保险合同准备金	329,904	157	34	–	4	331,083
长期借款	1,611	–	1,716	–	–	3,218
其他负债	3,380	18	269	–	–	3,763
合计	471,852	696	5,286	–	4	481,890

本集团的折算汇率按主要币种列示如下：

	2008年6月30日			2007年12月31日		
	美元	**港元**	**欧元**	美元	港元	欧元
折算汇率	**6.8591**	**0.8792**	**10.8302**	7.3046	0.9364	10.6669

八、风险管理

2. 市场风险

(2) ***价格风险***

本集团面临的价格风险与价值随市价变动而改变(由利率风险和外汇风险引起的变动除外)的金融资产和负债有关，主要是分类为可供出售的投资及以公允价值计量且其变动计入当期损益的上市股票及证券投资基金。

上述投资因投资工具的市值变动而面临价格风险，该变动可因只影响个别金融工具或其发行人的因素所致，亦可因影响市场上交易的所有金融工具的因素所致。

本集团通过分散投资，为不同证券投资设置投资上限等方法来管理价格风险。

本集团采用10天市场价格风险价值计算方法来估计上市股票及证券投资基金的风险敞口。本集团采用10天作为持有期间是因为本集团假设并非所有投资均能在同一天售出。另外，风险价值的估计是在假设正常市场条件并采用99%的置信区间而作出的。

风险价值乃基于市场价格的历史相关性和波动性且假设了未来价格的变动呈统计学分布，故使用风险价值有其局限性。由于风险价值严重依赖历史数据提供信息且无法准确预测风险因素的未来变化及修正，一旦风险因素未能与正态分布假设一致，市场剧烈变动的可能性将会被低估。风险价值也有可能因关于风险因素以及有关特定工具的风险因素之间关系的假设的不同，而被低估或者高估。即使一天当中形势不断变化，风险价值也只能代表每个交易日结束时的风险组合，并且不能描述超过99%置信区间情况下的任何损失。

事实上，实际的交易结果可能与风险价值的评估有所不同，特别是在极端市场状况下该评估并不能提供一个有意义的损益指标。

在正常市场条件下，本集团上市股票及证券投资基金采用风险价值模型估计的10天潜在损失对股东权益的影响如下：

	2008年 6月30日	2007年 12月31日
上市股票及证券投资基金	**9,162**	14,495

根据10个交易日持有期间的市场价格变动，本集团预计有99%的可能现有交易性和可供出售投资的损失不会超过人民币91.62亿元。

人民币百万元

八、风险管理
1. 市场风险
(3) *利率风险*

利率风险是指金融工具的价值／未来现金流量会因市场利率变动而出现波动的风险。

浮动利率工具使本集团面临现金流利率风险，而固定利率工具使本集团面临公允价值利率风险。

本集团的利率风险政策规定其须维持一个适当的固定及浮动利率工具组合，以管理利率风险。有关政策亦规定本集团管理计息金融资产及计息金融负债的到期情况。浮动利率工具一般不到一年便会重新估价一次。固定利率工具的利率在有关金融工具初始时固定，在到期前不会改变。

以下是在其他变量不变的情况下，利率可能发生的合理变动对金融工具(用于支持投资连结保险的债券除外)在利润及权益方面的税前影响。变量之间存在的相关性会对利率风险的最终影响金额产生重大作用，但为了描述变量的影响情况，本集团假定其变化是独立的。

		2008年6月30日		2007年12月31日	
	利率变动	减少利润	减少权益	减少利润	减少权益
分类为交易性金融资产及可供出售金融资产的债券	增加50个基点	**248**	**3,825**	153	2,728

		对利息收入／支出的影响	
		截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
浮动利率债券	增加50个基点	**38**	17
发放贷款及垫款	增加50个基点	**155**	68
吸收存款	增加50个基点	**(148)**	(161)

7. 风险管理
2. 市场风险
(3) *利率风险(续)*

本集团按到期日划分的面临利率风险的定期存款(扣除投资连结账户余额)列示如下：

	2008年 6月30日	2007年 12月31日
固定利率		
3个月至1年(含1年)	**1,511**	381
1年至2年(含2年)	**–**	400
2年至3年(含3年)	**250**	250
3年至4年(含4年)	**6,070**	4,170
4年至5年(含5年)	**34**	1,900
5年以上	**2,043**	2,082
浮动利率	**29,427**	23,165
合计	**39,335**	32,348

本集团按到期日划分的面临利率风险的债券(扣除投资连结账户余额)列示如下：

	2008年6月30日			
	持有至到期	可供出售	以公允价值计量且其变动计入当期损益	合计
固定利率				
3个月以内(含3个月)	**457**	**3,928**	**4,453**	**8,838**
3个月至1年(含1年)	**3,052**	**5,544**	**9,935**	**18,531**
1年至2年(含2年)	**8,798**	**7,253**	**836**	**16,887**
2年至3年(含3年)	**6,354**	**18,266**	**971**	**25,591**
3年至4年(含4年)	**17,631**	**5,713**	**846**	**24,190**
4年至5年(含5年)	**6,071**	**5,312**	**770**	**12,153**
5年以上	**76,471**	**66,915**	**3,928**	**147,314**
浮动利率	**7,563**	**9,629**	**2,048**	**19,240**
合计	**126,397**	**122,560**	**23,787**	**272,744**

人民币百万元

八 风险管理

2. 市场风险

(3) *利率风险(续)*

	2007年12月31日			
	持有至到期	可供出售	以公允价值计量且其变动计入当期损益	合计
固定利率				
3个月以内(含3个月)	49	7,518	14,120	21,687
3个月至1年(含1年)	4,862	6,425	5,686	16,973
1年至2年(含2年)	7,804	5,140	393	13,337
2年至3年(含3年)	1,639	3,833	512	5,984
3年至4年(含4年)	19,621	3,286	188	23,095
4年至5年(含5年)	3,898	3,252	111	7,261
5年以上	82,336	47,068	1,912	131,316
浮动利率	7,527	6,889	1,304	15,720
合计	127,736	83,411	24,226	235,373

浮动利率的定期存款及债券，其利率将在不超过1年的时间间隔内重新定价。固定利率的定期存款及债券，其利率在到期日前的期间内已固定。

八、风险管理

3 财务风险

(1) 信用风险

信用风险是指金融工具的一方因无法履行义务而使另一方遭受财务损失的风险。本集团主要面临的信用风险与存放在商业银行的存款、发放贷款及垫款、债券投资、权益投资、与再保险公司的再保险安排,保户质押贷款等有关。本集团通过使用多项控制措施,包括运用信用控制政策,对潜在投资进行信用分析及对债务人设定整体额度来控制信用风险。

本集团银行业务在向个人客户授信之前,首先会进行信用评估,并定期检查所授出的信贷。信用风险管理的手段亦包括取得抵押品及担保。对于资产负债表外的授信承诺,本集团一般会收取保证金以减低信用风险。

信用质量

本集团认为与货币资金、定期存款、应收利息和存出资本保证金相关的信用风险将不会对2008年6月30日和2007年12月31日的本集团财务报表产生重大影响。

下表列示本集团在中国主要商业银行等金融机构的货币资金,定期存款、结算备付金,拆出资金和存出保证金的合计数。下列分析不包含投资连结保险业务余额。

	2008年6月30日	2007年12月31日
五大银行		
中国建设银行股份有限公司	**26,192**	25,045
中国民生银行股份有限公司	**12,109**	11,243
兴业银行股份有限公司	**9,581**	4,131
中国工商银行股份有限公司	**8,477**	10,859
广东发展银行	**4,208**	4,505
其他银行及金融机构		
中国银行股份有限公司	**3,767**	5,137
中国农业银行	**2,428**	3,230
香港上海汇丰银行有限公司(以下简称"汇丰银行")	**77**	153
其他	**26,177**	23,174
合计	**93,016**	87,477

本集团的债权型投资主要包括国内发行的国债、央行票据、金融债和企业债。于2008年6月30日,本集团持有的100%(2007年12月31日:100%)的金融债由全国性商业银行发行或拥有国内信用评级A级或以上。本集团持有的94.34%(2007年12月31日:89.14%)企业债拥有国内信用评级AA级或以上。债券的信用评级在其发行时由国内合资格的评估机构进行评级。

人民币百万元

八、风险管理

1. 财务风险

(1) *信用风险(续)*

信用质量(续)

由于买入返售金融资产和保户质押贷款拥有质押且其到期期限均不超过一年，与其相关的信用风险将不会对2008年6月30日和2007年12月31日的本集团财务报表产生重大影响。

信用风险敞口

下表列示了资产负债表项目及未来承诺项目的最大信用风险敞口。该最大敞口为考虑担保或其他信用增级方法影响前的金额。

	2008年 6月30日	2007年 12月31日
货币资金	**67,925**	70,639
结算备付金	**3,648**	2,027
拆出资金	**532**	1,192
交易性金融资产	**52,221**	57,294
衍生金融资产	**121**	177
买入返售金融资产	**8,779**	36,457
应收利息	**5,576**	3,962
应收保费	**6,377**	4,568
应收分保账款	**1,967**	2,452
应收分保合同准备金	**7,077**	4,931
保户质押贷款	**2,946**	2,411
发放贷款及垫款	**70,806**	63,125
存出保证金	**166**	887
定期存款	**39,335**	32,348
可供出售金融资产	**177,647**	178,539
持有至到期投资	**126,397**	127,736
存出资本保证金	**1,560**	1,560
小计	**573,080**	590,305
信贷承诺(附注十二、3)	**48,919**	35,704
信用风险敞口合计	**621,999**	626,009

以上资产科目余额皆已扣除投资连结账户余额。

对以公允价值计量的金融工具而言(对于某些交易性固定到期日债券投资)，上述金额反映了其当前的风险敞口但并非其最大的风险敞口。其最大的风险敞口将随着其未来公允价值的变化而改变。

八 风险管理

) 财务风险

(1) 信用风险(续)

担保及其他信用增级

担保的形式及金额取决于对交易对手方信用风险的评估。担保形式的可接受程度和评估标准有指引可供实施。

担保的主要形式如下：

- 现金或证券用于逆回购交易；
- 物业，存货及应收账款等用于企业贷款；及
- 住宅抵押等用于个人贷款。

管理层关注担保的市场价值，如有需要，会要求提供额外的担保并进行减值评估。

本集团采取有序的方式处置抵债资产。处置所得用于清偿或减少尚未收回的款项。一般而言，本集团不会将得到的抵债资产用于商业用途。

逾期金融资产账龄分析

	2008年6月30日						
		未减值的逾期金融资产					
	未逾期	30天及以内	31-90天	90天以上	未发生减值的逾期金融资产小计	发生减值的逾期金融资产	合计
拆出资金	532	–	–	–	–	19	551
应收保费	5,033	539	326	479	1,344	177	6,554
应收分保账款	1,618	85	88	176	349	32	1,999
发放贷款及垫款	68,919	1,244	436	304	1,984	432	71,335
小计	76,102	1,868	850	959	3,677	660	80,439
减：减值准备	(261)	–	–	–	–	(496)	(757)
净额	75,841	1,868	850	959	3,677	164	79,682

[illegible] 风险管理

财务风险

(1) *信用风险(续)*

逾期金融资产账龄分析(续)

2007年12月31日

	未逾期	未减值的逾期金融资产 30天及以内	未减值的逾期金融资产 31-90天	未减值的逾期金融资产 90天以上	未减值的逾期金融资产 未发生减值的逾期金融资产小计	发生减值的逾期金融资产	合计
拆出资金	1,192	–	–	–	–	45	1,237
应收保费	3,609	508	305	146	959	179	4,747
应收分保账款	1,861	102	81	408	591	49	2,501
发放贷款及垫款	61,859	769	256	78	1,103	699	63,661
小计	68,521	1,379	642	632	2,653	972	72,146
减：减值准备	(185)	–	–	–	–	(624)	(809)
净额	68,336	1,379	642	632	2,653	348	71,337

于2008年6月30日，本集团为未发生减值的逾期贷款及垫款而持有的担保物公允价值约为人民币2,618百万元(2007年12月31日：人民币1,295百万元)。

于2008年6月30日，本集团为已发生减值的逾期贷款及垫款而持有的担保物公允价值约为人民币391百万元(2007年12月31日：人民币1,057百万元)。

还款条件经重新协商的金融资产

	2008年6月30日	2007年12月31日
发放贷款及垫款	**1,185**	2,444

八、风险管理

3、财务风险

(2) 流动性风险

流动性风险是指本集团无法筹集足够资金或不能及时以合理的价格将资产变现以偿还到期债务的风险。

本集团部分保单允许退保，减保或以其他方式提前终止保单，使本集团面临潜在的流动性风险。本集团通过匹配投资资产的期限与对应保险责任的期限来控制流动性风险及确保本集团能够履行付款责任，及时为本集团的借贷和投资业务提供资金。本集团的银行业务有潜在的流动性风险。本集团通过优化资产负债结构，保持稳定的存款基础等方法来控制银行流动性风险。

下表按未折现的剩余合同义务列示了本集团金融负债的到期情况。

	2008年6月30日					
	已逾期	3个月以内	3-12个月	1年以上	投资连结	合计
短期借款	–	2,086	1,792	–	–	3,878
同业及其他金融机构存放款项	–	5,621	231	–	–	5,852
存入保证金	–	3,601	2,760	37	–	6,398
拆入资金	–	132	–	–	–	132
卖出回购金融资产款	–	14,952	1,463	–	580	16,995
吸收存款	–	36,299	36,520	2,199	–	75,018
代理买卖证券款	–	10,821	–	–	–	10,821
应付手续费及佣金	–	1,387	–	–	–	1,387
应付分保账款	–	2,959	244	189	–	3,392
应付职工薪酬	–	2,690	–	796	–	3,486
应付利息	–	176	448	20	–	644
应付赔付款	–	6,005	–	–	–	6,005
应付保单红利	–	10,635	–	–	–	10,635
保户储金及投资款	–	–	806	2,010	4,040	6,856
长期借款	–	40	282	5,212	–	5,534
其他负债	–	4,665	1,268	2,787	19	8,739
合计	–	102,069	45,814	13,250	4,639	165,772

人民币百万元

八、风险管理

2 财务风险

(2) 流动性风险(续)

	2007年12月31日					
	已逾期	3个月以内	3-12个月	1年以上	投资连结	合计
短期借款	–	515	3,204	–	–	3,719
同业及其他金融机构存放款项	–	7,513	23	–	–	7,536
存入保证金	–	3,685	1,724	43	–	5,452
拆入资金	–	74	104	–	–	178
卖出回购金融资产款	–	13,595	–	–	424	14,019
吸收存款	–	50,662	15,275	7,666	–	73,603
代理买卖证券款	–	14,394	–	–	–	14,394
应付手续费及佣金	–	1,104	–	–	–	1,104
应付分保账款	–	2,204	452	–	–	2,656
应付职工薪酬	–	2,028	1,634	1,070	–	4,732
应付利息	–	225	248	101	–	574
应付赔付款	–	643	4,518	–	–	5,161
应付保单红利	–	7,006	–	–	–	7,006
保户储金及投资款	–	–	–	799	4,488	5,287
长期借款	–	–	155	4,115	–	4,270
其他负债	–	1,093	2,091	579	448	4,211
合计	–	104,741	29,428	14,373	5,360	153,902

下表按剩余合同义务列示了本集团衍生金融负债名义金额的到期情况。

	3个月以内	3-12个月	1年以上	投资连结	合计
2008年6月30日	**287**	**332**	**1,077**	**–**	**1,696**
2007年12月31日	470	1,191	877	–	2,538

八、风险管理

3 财务风险

(2) 流动性风险(续)

下表列示了资产的预计收回及结付情况。

	2008年6月30日			
	流动*	非流动	投资连结	合计
货币资金	51,697	16,228	1,202	69,127
结算备付金	3,648	–	–	3,648
拆出资金	231	301	–	532
交易性金融资产	52,221	–	23,849	76,070
衍生金融资产	18	103	6	127
买入返售金融资产	8,779	–	132	8,911
应收利息	5,576	–	435	6,011
应收保费	6,327	50	–	6,377
应收分保账款	1,967	–	–	1,967
应收分保合同准备金	4,980	2,097	–	7,077
保户质押贷款	2,946	–	–	2,946
发放贷款及垫款	38,040	32,766	–	70,806
存出保证金	166	–	1	167
定期存款	1,511	37,824	9,843	49,178
可供出售金融资产	9,515	168,132	–	177,647
持有至到期投资	3,973	122,424	–	126,397
长期股权投资	–	3,554	–	3,554
商誉	–	722	–	722
存出资本保证金	–	1,560	–	1,560
投资性房地产	–	3,843	–	3,843
固定资产	–	8,223	–	8,223
无形资产	–	9,695	–	9,695
递延所得税资产	–	4,022	–	4,022
其他资产	2,702	1,091	1,206	4,999
资产合计	194,297	412,635	36,674	643,606

* 预期于资产负债表日起12个月内收回或结付

人民币百万元

八、风险管理
2 财务风险
(2) 流动性风险(续)

	2007年12月31日			
	流动*	非流动	投资连结	合计
货币资金	56,374	14,265	2,101	72,740
结算备付金	2,027	–	–	2,027
拆出资金	891	301	–	1,192
交易性金融资产	57,294	–	27,644	84,938
衍生金融资产	174	3	–	177
买入返售金融资产	36,457	–	–	36,457
应收利息	3,962	–	225	4,187
应收保费	4,388	180	–	4,568
应收分保账款	2,452	–	–	2,452
应收分保合同准备金	3,157	1,774	–	4,931
保户质押贷款	2,411	–	–	2,411
发放贷款及垫款	34,024	29,101	–	63,125
存出保证金	887	–	–	887
定期存款	10,988	21,360	9,383	41,731
可供出售金融资产	13,977	164,562	–	178,539
持有至到期投资	5,112	122,624	–	127,736
长期股权投资	–	2,207	–	2,207
商誉	–	610	–	610
存出资本保证金	–	1,560	–	1,560
投资性房地产	–	4,051	–	4,051
固定资产	–	7,894	–	7,894
无形资产	–	3,621	–	3,621
递延所得税资产	–	87	–	87
其他资产	2,275	800	141	3,216
资产合计	236,850	375,000	39,494	651,344

* 预期于资产负债表日起12个月内收回或结付

八、风险管理

4 资产与负债失配风险

本集团资产与负债管理的目标是匹配资产与负债的期限与利率。在目前的法规与市场环境下，本集团没有期限足够长的资产可供投资，以与保险及投资合同负债的期限相匹配。然而，如果目前法规与市场环境允许，本集团将通过延长资产期限，以匹配新产生的保证收益率较低的负债，并减小与现有的保证收益率较高的负债的差异。

5 经营风险

经营风险是指由于缺乏足够的针对业务流程、人员和系统的内部控制，或内部控制失效、或由于不可控制的外部事件而引起损失的风险。本集团在管理其业务时会面临多种由于缺乏或忽略适当的授权、书面支持和确保操作与信息安全的程序，或由于员工的错误与舞弊而产生的风险。本集团努力尝试通过制订清晰的政策并要求记录完整的业务程序来确保交易经过适当授权、书面支持与记录来管理其经营风险。

6 资本管理

本集团的资本需求主要基于本集团的规模，承保业务的种类以及运作的行业和地理位置。本集团资本管理的主要目的是确保本集团符合外部要求的资本需求和确保本集团维持健康的资本比率以达到支持本集团的业务和股东利益最大化。

本集团定期检查报告的资本水平与所需求的资本水平之间是否有任何不足，以此来管理资本需求。在经济条件和本集团经营活动的风险特征发生变化时，本集团会对当前的资本水平做出调整。为了维持或调整资本结构，本集团可以对股利的金额进行调整，对普通股股东返还股本或者发行股本证券。

于本期间，本集团完全符合外部要求的资本需求，资本基础、资本管理目标，政策和流程与去年相比没有变化。

下表列示了本集团主要保险业子公司的最低监管资本及其持有的监管资本。

	2008年6月30日			2007年12月31日		
	持有监管资本	**最低监管资本**	**偿付能力充足率**	持有监管资本	最低监管资本	偿付能力充足率
平安寿险	**20,702**	**17,064**	**121.3%**	45,218	15,704	287.9%
平安产险	**3,397**	**3,038**	**111.8%**	4,895	2,695	181.6%

人民币百万元

八、风险管理

6 资本管理

深圳平安银行的监管资本分析如下。

	2008年6月30日		2007年12月31日	
	持有监管资本	最低监管资本	持有监管资本	最低监管资本
核心资本	**7,181**	**2,828**	6,238	2,739
资本	**7,152**	**5,656**	6,209	5,477
加权风险资产	**70,696**		68,466	
核心资本充足率	**10.2%**		9.1%	
资本充足率	**10.1%**		9.1%	

本集团的银行业子公司监管资本由核心资本与附属资本组成。核心资本包括实收资本、资本公积、盈余公积、未分配利润、少数股东权益并减除商誉以及某些长期投资的50%等等。附属资本包含长期次级债务、可转换债券、混合资本债券、优先股、一般准备及重估储备。

九 关联方关系及交易

1 关联方关系

(1) 于本期间，本公司的主要关联方包括：

(i) 本公司的子公司；

(ii) 对本公司施加重大影响的投资方；

(iii) 本公司的联营企业；

(iv) 本公司的关键管理人员以及与其关系密切的家庭成员；

(v) 本公司的关键管理人员或与其关系密切的家庭成员控制，共同控制或施加重大影响的企业。

(2) 子公司及联营企业

本公司的子公司及本集团的联营企业基本资料及与本公司的关系分别详见附注五及附注七、15。

(3) 其他关联方

关联方名称	与本公司的关系
汇丰控股有限公司(以下简称「汇丰控股」)	股东的母公司
汇丰保险控股有限公司(以下简称「汇丰保险」)	股东
汇丰银行	股东

于2005年8月底，汇丰控股通过其全资子公司汇丰保险及汇丰银行将其于本公司的股权增加至19.90%，成为对本集团具有重大影响的关联方。于2008年6月30日，汇丰控股通过其子公司持有本公司的股权比例超过16%。

(4) 于2008年6月30日，持有本公司5%以上股份的主要股东

股东名称	持股数量(股)	股份类别	占总股本比例(%)
汇丰保险	618,886,334	H股	8.43%
汇丰银行	613,929,279	H股	8.36%
深圳市投资控股有限公司	546,672,967	A股	7.44%
深圳市新豪时投资发展有限公司及深圳市景傲实业发展有限公司	720,710,154	限售A股	9.81%
源信行投资有限公司	380,000,000	A股	5.17%

(5) 根据中国证监会的有关规定，因交通银行股份有限公司(以下简称「交通银行」)的一名董事同时也是本公司的董事，自2007年3月1日起交通银行被界定为本公司的关联法人。

九、关联方关系及交易

二 关联方交易

(1) 重大交易

本集团收到的银行存款利息收入如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
汇丰银行	**1**	6
交通银行	**11**	46

(2) 与关联方往来款项余额

	2008年6月30日	2007年12月31日
货币资金－汇丰银行	**77**	153
货币资金－交通银行	**1,346**	395

(3) 关键管理人员的报酬如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
工资及其他短期雇员福利	**35**	53

关键管理人员包括本公司的董事、监事及公司章程中定义的高级管理人员。关键管理人员的虚拟期权费用(附注七、55)未支付的部分未计入上述分析中。本期间利润表的关键管理人员虚拟期权费用冲回数为人民币320百万元(截至2007年6月30日止6个月期间：计提人民币226百万元)。

九、关联方关系及交易

4. 关联方交易

(4) *本公司于本期间与下属子公司之间的关联方交易如下：*

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
收取银行存款利息收入		
深圳平安银行	**71**	96
平安银行	**–**	3
平安证券	**5**	1
合计	**76**	100
支付拆入资金利息支出		
平安产险	**–**	5
平安寿险	**–**	4
合计	**–**	9
支付资产管理费		
平安资产管理有限责任公司（以下简称「平安资产管理」）	**11**	2
支付投资顾问费		
中国平安资产管理(香港)有限公司	**4**	–
支付物业管理费		
深圳平安物业设施管理有限公司（以下简称「平安物业」）	**10**	7
支付交易席位租用费		
平安证券	**–**	1
收取股利收入		
平安寿险	**–**	3,386

人民币百万元

九. 关联方关系及交易

1. 关联方交易

(5) 本公司与下属子公司的关联方往来款项余额：

	2008年6月30日	2007年12月31日
银行存款		
深圳平安银行	**6,159**	34,332
合计	**6,159**	34,332
交易保证金		
平安证券	**75**	233
其他应付款		
平安寿险	**26**	14
平安物业	**1**	2
合计	**27**	16

(6) 本公司无偿向下属子公司提供的担保如下：

	2008年6月30日	2007年12月31日
深圳市平安置业投资有限公司	**1,190**	890
中国平安保险海外（控股）有限公司（以下简称「平安海外控股」）	**2,682**	2,856
合计	**3,872**	3,746

十、受托业务

	2008年 6月30日	2007年 12月31日
信托受托资产	**40,470**	47,519
企业年金受托资产	**9,115**	4,983
委托贷款	**1,560**	1,654
资产管理受托资产	**5,531**	1,317
合计	**56,676**	55,473

或有事项

1 诉讼

鉴于保险及金融服务的业务性质，本集团在开展正常业务时，会涉及各种估计、或有事项及法律诉讼，包括但不限于在诉讼中作为原告与被告及在仲裁中作为申请人与被申请人。上述纠纷所产生的不利影响主要包括保单及其他的索赔。本集团已对可能发生的损失计提准备，包括当管理层参考律师意见并能对上述诉讼结果做出合理估计后，对保单等索赔计提的准备。

对于无法合理预计结果及管理层认为败诉可能性较小的稽查、未决诉讼或可能的违约，不计提相关准备。对于上述未决诉讼，管理层认为最终裁定结果产生的义务将不会对本集团或其附属公司的财务状况和经营成果造成重大负面影响。

2 税务检查

于2008年3月，国家税务机关开始对本集团2004年、2005年和2006年三个财政年度的税务情况进行常规检查。本集团已根据对现时税法的理解计提有关税项负债，但这次税务检查的结果不能在短期确定，管理层暂时无法合理估计需要补税的金额。

一二 承诺事项

1 资本承诺

本集团有关投资及物业开发的资本承诺如下：

	2008年 6月30日	2007年 12月31日
已签约但未在账目中计提	**33,033**	11,048
其中：富通投资管理公司 *(注(1))*	**23,285**	–
许继集团有限公司 *(注(2))*	**672**	–
京沪高铁股权投资计划 *(注(3))*	**5,877**	–
已获授权但未签约	**1,766**	456
合计	**34,799**	11,504

(1) 本公司于2008年4月2日就富通投资管理公司(以下简称「富通投资管理」)50%的股权签署了《股份买卖协议》等协议，以欧元21.5亿元的对价投资富通投资管理1,000,000股股权，约占目标公司总股本2,000,001股的50%。完成交易之日，目标公司总股本为2,000,001股，本公司将持有目标公司1,000,000股股权，富通集团通过富通银行及卢森堡富通银行将持有目标公司1,000,001股股权。本交易尚需要获得相关监管机构全部必要的批准，及完成全部必要的备案手续后方可完成。

(2) 平安信托于2008年4月21日就受让许继集团有限公司(以下简称「许继集团」)100%的股权签署了《股权转让协议》等协议，以人民币960百万元投资许继集团，占许继集团总股本的100%。

股权转让完成的先决条件为：

- 获得国务院国资委对本次股权转让所涉及事项的批准；
- 受让方支付全部股权转让价款；
- 产权交易所出具本次股权转让的《产(股)权交易成交鉴证书》。

本次股权转让完成后，平安信托将对许继集团的未来发展提供资金支持和金融服务，并保证向许继集团提供不少于人民币4,000百万元不低于五年期的无息资金支持。

十二 承诺事项

1 资本承诺

(3) 于2008年6月，中国保监会批准平安资产管理、太平洋资产管理有限责任公司、泰康资产管理有限责任公司和太平资产管理有限公司共同发起设立「京沪高铁股权投资计划」，募集资金人民币160亿元，用于投资京沪高速铁路股份有限公司13.913%的股权。平安寿险在该投资计划中认购的份额为人民币63亿元，占总份额的39.375%。截至2008年6月30日止，平安寿险已累计支付认购款人民币423百万元，尚未支付的认购款人民币5,877百万元作为资本承诺列示。

2 租赁承诺

本集团已签定的不可撤销经营租赁合同，在资产负债表日后以下会计期间需支付的最低租赁付款额如下：

	2008年 6月30日	2007年 12月31日
1年以内(含1年)	**733**	420
1年以上至2年以内(含2年)	**510**	328
2年以上至3年以内(含3年)	**311**	202
3年以上	**405**	210
合计	**1,959**	1,160

3 信贷承诺

	2008年 6月30日	2007年 12月31日
贷款承诺		
其中：原到期日在1年以内	**12,913**	11,537
原到期日在1年或以上	**6,985**	3,274
开出信用证	**803**	621
开出保函	**8,575**	7,953
开出银行承兑汇票	**8,851**	8,453
其他	**10,792**	3,866
合计	**48,919**	35,704

十三 资产负债表日后事项

于2008年8月15日，本公司董事会批准分派2008年度中期股利每普通股人民币0.20元，合计人民币1,469百万元。

母公司财务报表主要项目附注

1. 货币资金

	2008年 6月30日	2007年 12月31日
银行存款	**13,081**	40,625
其他货币资金	**977**	233
合计	**14,058**	40,858

2. 交易性金融资产

	2008年 6月30日	2007年 12月31日
债券		
国债	**702**	–
央行票据	**7,840**	1,953
金融债	**1,141**	1,004
企业债	**2,250**	2,086
权益工具		
基金	**6,052**	27
股票	**1,670**	3,106
合计	**19,655**	8,176

十三 母公司财务报表项目附注

3 可供出售金融资产

	2008年 6月30日	2007年 12月31日
债券		
国债	**1,393**	1,661
央行票据	**11,556**	400
金融债	**959**	379
企业债	**520**	206
权益工具		
基金	**3,217**	760
股票	**992**	905
合计	**18,637**	4,311

4 长期股权投资

	2008年 6月30日	2007年 12月31日
平安寿险	**3,762**	3,762
平安产险	**2,973**	2,973
平安信托	**4,216**	4,216
深圳平安银行	**4,916**	4,916
平安海外控股	**561**	561
平安养老险	**485**	485
平安健康险	**475**	475
平安资产管理	**480**	480
合计	**17,868**	17,868

人民币百万元

十二、母公司财务报表项目附注

递延所得税资产

	截至2008年6月30日止6个月期间					
	期初余额	本期计入损益	本期直接计入权益	其他	期末余额	期末暂时性差异
金融资产的减值损失及公允价值变动	(195)	418	252	–	475	2,603
其他	205	(77)	–	–	128	666
合计	10	341	252	–	603	3,269

应付职工薪酬

	截至2008年6月30日止6个月期间			
	期初余额	本期增加额	本期减少额	期末余额
工资、奖金、津贴及补贴	147	171	(160)	158
职工福利费	30	–	(1)	29
社会保险费	8	11	–	19
工会经费及职工教育经费	56	(9)	(5)	42
以现金结算的股份支付	1,084	(418)	–	666
合计	1,325	(245)	(166)	914

十三 母公司财务报表项目附注

6 应付职工薪酬

	截至2007年6月30日止6个月期间			
	期初余额	本期增加额	本期减少额	期末余额
工资、奖金、津贴及补贴	44	115	(115)	44
职工福利费	25	–	(5)	20
社会保险费	–	4	(1)	3
工会经费及职工教育经费	9	37	(3)	43
以现金结算的股份支付	508	272	–	780
合计	586	428	(124)	890

7 应交税费

	2008年 6月30日	2007年 12月31日
企业所得税	**41**	247
营业税	**–**	32
其他	**90**	101
合计	**131**	380

人民币百万元

一七 母公司财务报表项目附注

投资收益

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
利息收入		
债券利息收入		
可供出售金融资产	**196**	38
以公允价值计量且其变动计入当期损益	**157**	46
定期存款利息收入		
贷款和应收款	**16**	10
活期存款利息收入		
贷款和应收款	**188**	96
其他		
贷款和应收款	**23**	3
股息收入		
基金		
可供出售金融资产	**855**	73
以公允价值计量且其变动计入当期损益	**26**	224
股权投资		
长期股权投资	**4,891**	3,386
可供出售金融资产	**7**	68
以公允价值计量且其变动计入当期损益	**16**	9
已实现收益		
债券		
以公允价值计量且其变动计入当期损益	**(9)**	23
基金		
可供出售金融资产	**(150)**	96
以公允价值计量且其变动计入当期损益	**(7)**	(36)
股票		
可供出售金融资产	**61**	29
以公允价值计量且其变动计入当期损益	**319**	942
卖出回购证券及拆入资金利息支出	**(5)**	(33)
合计	**6,584**	4,974

十三 母公司财务报表项目附注

9 公允价值变动损益

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
交易性金融工具		
债券	**(119)**	(111)
基金	**(7)**	(21)
股票	**(1,964)**	491
合计	**(2,090)**	359

10 业务及管理费

本公司业务及管理费包括以下费用：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
薪酬及奖金	**(247)**	387
养老金、社会保险及其他福利	**2**	41
固定资产折旧费	**11**	7
无形资产摊销	**6**	3

人民币百万元

十四、母公司财务报表项目附注(续)

11. 所得税费用

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
当期所得税费用	**42**	141
递延所得税费用	**(341)**	38
合计	**(299)**	179

本公司所得税费用与会计利润的关系如下：

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
税前利润	**4,252**	4,783
以适用税率18%计算的所得税(截至2007年6月30日止6个月期间：15%)	**765**	717
税率变动的税务影响	**(14)**	68
不可抵扣的费用对确定应纳税所得的税务影响	**–**	41
免税收入对确定应纳税所得的税务影响	**(1,050)**	(647)
合计	**(299)**	179

十五、比较数字

若干比较数字已重新编排，以符合本期间之呈报形式。

十六、财务报表之批准

本财务报表业经本公司董事会于2008年8月15日批准。



中国平安保险（集团）股份有限公司

Ping An Insurance (Group) Company of China, Ltd.

2008年中期报告摘要

（股票代码：601318）

二〇〇八年八月十五日

§1 重要提示

1.1 本公司董事会、监事会及董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

1.2 本中期报告摘要摘自中期报告全文，报告全文同时刊载于http://www.sse.com.cn。投资者欲了解详细内容，应当仔细阅读中期报告全文。

1.3 本公司第七届董事会第二十二次会议于2008年8月15日审议通过了本公司《2008年中期报告》正文及摘要。会议应出席董事19人，实到董事17人，委托2人（董事胡爱民先生委托董事长马明哲先生出席会议并行使表决权，董事樊刚先生委托董事林丽君女士出席会议并行使表决权）。

1.4 本公司中期财务报告已经安永华明会计师事务所审计，并出具了标准无保留意见的审计报告。

1.5 本公司不存在大股东及其关联方占用资金的情况。

1.6 本公司董事长兼首席执行官马明哲，总经理助理兼总精算师姚波（财务负责人），副首席财务执行官麦伟林保证本中期报告中财务报告的真实、完整。

§2 上市公司基本情况

2.1 公司基本情况简介

A股简称	中国平安	
A股代码	601318	
A股上市交易所	上海证券交易所	
H股简称	中国平安	
H股代码	2318	
H股上市交易所	香港联合交易所	
	董事会秘书	*证券事务代表*
姓名	孙建一	周强
联系地址	中国深圳市八卦三路平安大厦	中国深圳市八卦三路平安大厦
电话	4008866338	4008866338
传真	0755-82431029	0755-82431029
电子信箱	ir@pingan.com.cn；pr@pingan.com.cn	ir@pingan.com.cn；pr@pingan.com.cn

2.2 主要财务数据和指标

2.2.1主要会计数据和财务指标

	2008年6月30日	2007年12月31日	本报告期末比上年度期末增减(%)
总资产(人民币百万元)	643,606	651,344	(1.2)
股东权益[1](人民币百万元)	80,955	107,234	(24.5)
每股净资产[1](人民币元)	11.02	14.60	(24.5)

截至6月30日止6个月期间	2008年	2007年	本报告期比上年同期增减(%)
营业利润(人民币百万元)	7,172	8,487	(15.5)
利润总额(人民币百万元)	7,119	8,872	(19.8)
净利润[1](人民币百万元)	7,102	8,063	(11.9)
扣除非经常性损益的净利润[1](人民币百万元)	7,158	7,771	(7.9)
基本每股收益(人民币元)	0.97	1.16	(16.4)
稀释每股收益(人民币元)	0.97	1.16	(16.4)
扣除非经常性损益后的基本每股收益(人民币元)	0.97	1.12	(13.4)
扣除非经常性损益后的稀释每股收益(人民币元)	0.97	1.12	(13.4)
全面摊薄净资产收益率(%)	8.8	8.6	上升0.2个百分点
加权平均净资产收益率(%)	7.5	10.5	下降3.0个百分点
扣除非经常性损益后的全面摊薄净资产收益率(%)	8.8	8.3	上升0.5个百分点
扣除非经常性损益后的加权平均净资产收益率(%)	7.5	10.2	下降2.7个百分点
经营活动产生的现金流量净额(人民币百万元)	21,274	20,002	6.4
每股经营活动产生的现金流量净额(人民币元)	2.90	2.87	1.0

(1) 以归属于母公司股东的数据填列。

2.2.2非经常性损益项目

☑ 适用 ☐ 不适用

非经常性损益项目(人民币百万元)	截至2008年6月30日止6个月期间
非流动资产处置损益	(18)
除上述各项之外的其他营业外收支净额	(35)
所得税影响数	(5)
少数股东应承担的部分	2
合计	(56)

2.2.3国内外会计准则差异

☑ 适用 □ 不适用

按中国会计准则编制的财务报表与按国际财务报告准则编制的财务报表的主要差异如下：

合并净利润 截至6月30日止6个月（人民币百万元）	注释	2008年	2007年
按中国会计准则		**7,102**	8,063
未到期责任准备金	(1)	**(199)**	(86)
寿险责任准备金	(2)	**(1,888)**	(2,106)
递延保单获得成本	(3)	**5,316**	4,136
递延所得税	(4)	**(816)**	(301)
少数股东权益及其他		**(28)**	(16)
按国际财务报告准则		**9,487**	9,690

合并股东权益 （人民币百万元）	注释	2008年 6月30日	2007年 12月31日
按中国会计准则		**80,955**	107,234
未到期责任准备金	(1)	**–**	199
寿险责任准备金	(2)	**(37,150)**	(35,262)
递延保单获得成本	(3)	**46,621**	41,305
递延所得税	(4)	**(2,363)**	(1,547)
少数股东权益及其他		**(135)**	(107)
按国际财务报告准则		**87,928**	111,822

上述金额为扣除少数股东权益后的金额。

注释：

(1) 在中国会计准则报表中，寿险子公司按精算方法(1/365法)确定未到期责任准备金，并且不低于当期自留保费收入的50% (1/2法)。在国际财务报告准则报表中，本集团仅按精算方法(1/365法)确定未到期责任准备金。

(2) 在中国会计准则报表中，寿险责任准备金是根据中国保监会的有关精算规定计算。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求计算各项寿险责任准备金。

(3) 在中国会计准则报表中，佣金、手续费等新业务的保单获得成本于发生时计入损益。在国际财务报告准则报表中，本集团按照《国际财务报告准则第4号－保险合同》的规定及参照美国会计准则的要求，将佣金、手续费等保单获得成本予以递延，根据其所属险种不同，分别在预计保单年限内以预期保费收入的固定比例摊销，或在保单年限内以预计实现的毛利润现值的固定比例摊销。

(4) 根据《国际会计准则第12号－所得税会计》，上述各项中国会计准则报表与国际财务报告准则报表的差异均为暂时性差异。因此，本集团按上述差异及估计未来转回时将适用的所得税税率确认递延所得税资产和负债。

§3 股本变动及股东情况

3.1 股份变动情况表

单位：股

	本次变动前		本次变动增减(+，-)					本次变动后	
	数量	比例(%)	发行新股	送股	公积金转股	其他	小计	数量	比例(%)
一、有限售条件股份									
1、国家持股	588,859,239	8.02	-	-	-	-588,859,239	-588,859,239	-	-
2、国有法人持股	367,542,525	5.00	-	-	-	-367,542,525	-367,542,525	-	-
3、其他内资持股	3,025,007,872	41.19	-	-	-	-2,165,184,832	-2,165,184,832	859,823,040	11.71
其中：									
境内法人持股	3,025,007,872	41.19	-	-	-	-2,165,184,832	-2,165,184,832	859,823,040	11.71
境内自然人持股	-	-	-	-	-	-	-	-	-
4、外资持股	-	-	-	-	-	-	-	-	-
其中：									
境外法人持股	-	-	-	-	-	-	-	-	-
境外自然人持股	-	-	-	-	-	-	-	-	-
合计	3,981,409,636	54.21	-	-	-	-3,121,586,596	-3,121,586,596	859,823,040	11.71
二、无限售条件流通股份									
1、人民币普通股	805,000,000	10.96	-	-	-	3,121,586,596	3,121,586,596	3,926,586,596	53.46
2、境内上市的外资股	-	-	-	-	-	-	-	-	-
3、境外上市的外资股	2,558,643,698	34.83	-	-	-	-	-	2,558,643,698	34.83
4、其他	-	-	-	-	-	-	-	-	-
合计	3,363,643,698	45.79	-	-	-	3,121,586,596	3,121,586,596	6,485,230,294	88.29
三、股份总数	7,345,053,334	100.00	-	-	-	-	-	7,345,053,334	100.00

3.2 股东数量和持股情况

单位：股

报告期末股东总数	347,355（其中境内股东341,537户）

前十名股东持股情况

股东名称	股东性质	持股比例(%)	持股总数	年度内增减	持有有限售条件股份数量	质押或冻结的股份数量
汇丰保险控股有限公司	境外法人	8.43	618,886,334	–	–	–
香港上海汇丰银行有限公司	境外法人	8.36	613,929,279	–	–	–
深圳市投资控股有限公司	国家	7.44	546,672,967	3,491,522	–	–
深圳市新豪时投资发展有限公司	境内非国有法人	5.30	389,592,366	–	389,592,366	–
源信行投资有限公司	境内非国有法人	5.17	380,000,000	–	–	–
深圳市景傲实业发展有限公司	境内非国有法人	4.51	331,117,788	–	331,117,788	–
深业集团有限公司	国有法人	4.11	301,585,684	–	–	质押 140,810,000
深圳市武新裕福实业有限公司	境内非国有法人	2.66	195,455,920	–	–	质押 65,151,976
深圳市立业集团有限公司	境内非国有法人	2.39	175,678,700	-321,300	–	质押 166,693,000
上海汇业实业有限公司	境内非国有法人	2.27	166,800,000	–	–	–

前十名无限售条件股东持股情况

股东名称	持有无限售条件股份数量	股份种类
汇丰保险控股有限公司	618,886,334	H股
香港上海汇丰银行有限公司	613,929,279	H股
深圳市投资控股有限公司	546,672,967	A股
源信行投资有限公司	380,000,000	A股
深业集团有限公司	301,585,684	A股
深圳市武新裕福实业有限公司	195,455,920	A股
深圳市立业集团有限公司	175,678,700	A股
上海汇业实业有限公司	166,800,000	A股
广州市恒德贸易发展有限公司	119,644,326	A股
上海汇华实业有限公司	111,634,617	A股

上述股东关联关系或一致行动关系的说明

汇丰保险控股有限公司和香港上海汇丰银行有限公司均属于汇丰控股有限公司的全资附属子公司。

深圳市新豪时投资发展有限公司、深圳市景傲实业发展有限公司之间因实际出资人存在重叠而形成关联。

除上述情况外，本公司未知上述其他股东之间是否存在关联关系。

本公司股权结构较为分散，不存在控股股东，也不存在实际控制人。本公司第一及第二大股东分别为汇丰控股有限公司的两家全资附属子公司 — 汇丰保险控股有限公司及香港上海汇丰银行有限公司，截至2008年6月30日，两家公司合计持有本公司H股股份1,232,815,613股，约占公司目前总股本73.45亿股的16.78%。

3.3 控股股东及实际控制人变更情况

□ 适用 ☑ 不适用

§4 董事、监事和高级管理人员

4.1 董事、监事和高级管理人员持股变动

□ 适用 ☑ 不适用

§5 董事会报告

5.1 主营业务分行业、产品情况表

2008年上半年，中国克服了国内外经济形势的不利因素和严重自然灾害带来的困难，国民经济继续朝着宏观调控的预期方向发展，总体保持了平稳较快运行的态势，但影响微观经济成长的不利因素明显增加。在复杂的经营环境下，本公司积极应对各种挑战，凭借综合金融的优势和不断增强的竞争力，继续保持了保险、银行和投资三大业务较好的发展态势。

5.1.1 本集团合并业绩

以下为本集团合并经营业绩概要：

截至6月30日止6个月(人民币百万元)	2008年	2007年
营业收入合计	**71,485**	84,051
营业支出合计	**(64,313)**	(75,564)
营业利润	**7,172**	8,487
净利润	**7,310**	8,326

下表载列本公司按业务分部细分的净利润：

截至6月30日止6个月(人民币百万元)	2008年	2007年
人寿保险业务	**6,181**	4,813
财产保险业务	**74**	322
银行业务	**795**	1,086
证券业务	**401**	676
其他业务	**(141)**	1,429
净利润	**7,310**	8,326

合并净利润由截至2007年6月30日止6个月的83.26亿元减少12.2%至2008年同期的73.10亿元。减少的主要原因是受资本市场波动影响，投资回报及投资业务利润有所下降。其中，其他业务净利润大幅减少的主要原因是受投资收益下降影响，总部净利润由截至2007年6月30日止6个月的11.40亿元大幅减少至2008年同期的-3.39亿元。

本公司人寿保险业务、财产保险业务、银行业务和证券业务净利润分别占本公司合并净利润的84.6%、1.0%、10.9%和5.5%。

下表为本公司合并投资收益数据：

截至6月30日止6个月 (人民币百万元，比例除外)	2008年	2007年
净投资收益(1)(4)	**10,259**	9,893
净已实现及未实现投资收益(2)(4)	**601**	15,844
投资资产减值损失(3)(4)	**(1,585)**	–
总投资收益(4)	**9,275**	25,737
净投资收益率(4)(5)	**3.8%**	4.3%
总投资收益率(4)(5)	**3.6%**	8.5%

(1) 包含存款利息收入、债券利息收入、权益投资股息收入以及投资物业租赁收入等；
(2) 包含证券投资差价收入及公允价值变动损益；
(3) 包含可供出售金融资产减值损失；
(4) 投资收益及投资收益率计算均未考虑投资连结保险投资账户；
(5) 投资收益率的计算已考虑投资物业租赁收入、现金及现金等价物利息收入，未考虑以外币计价的投资资产产生的汇兑损益及银行业务投资收益。作为分母的平均投资资产，参照Modified Dietz方法的原则计算。

2008年上半年，本公司境内及海外投资均受到国内外资本市场的负面影响。本公司积极应对市场波动，主动调整资产配置以获取稳定收益，完成了投资业务各项阶段性目标。但总投资收益的大幅下降，也对本公司净利润产生一定的负面影响。

本公司部分可供出售权益投资出现了较重大而非暂时性的未实现损失。本公司对所有于2008年6月30日符合减值标准客观证据的可供出售权益投资计提了减值准备。本公司持有的富通集团股票归类为可供出售金融资产，按照本公司长期持有富通集团股票的投资策略和相关会计政策，截至2008年6月30日，本公司不需对富通集团股票投资计提减值准备。

以下为本公司各主要投资类别的投资组合分配情况：

	2008年6月30日		2007年12月31日	
(人民币百万元，比例除外)	**账面值**	**占总额比例(%)**	账面值	占总额比例(%)
定期存款	**49,622**	**11.1**	33,188	7.0
贷款及应收款项	**49,622**	**11.1**	33,188	7.0
债券投资	**235,184**	**52.4**	191,023	40.2
以公允价值计量且其变动计入损益的金融资产	**15,312**	**3.4**	13,388	2.8
可供出售的金融资产	**101,838**	**22.7**	58,527	12.3
持有至到期的金融资产	**118,034**	**26.3**	119,108	25.1
其他固定到期日投资	**2,946**	**0.7**	2,411	0.5
贷款及应收款项	**2,946**	**0.7**	2,411	0.5
固定到期日投资合计[1]	**287,752**	**64.2**	226,622	47.7
股权投资	**54,791**	**12.2**	101,487	21.4
以公允价值计量且其变动计入损益的金融资产	**7,564**	**1.7**	13,651	2.9
可供出售的金融资产	**43,705**	**9.7**	85,646	18.0
成本法核算的长期股权投资	**121**	**0.0**	718	0.2
于联营公司的投资	**3,401**	**0.8**	1,472	0.3
证券投资基金	**15,379**	**3.4**	15,792	3.3
以公允价值计量且其变动计入损益的金融资产	**3,997**	**0.9**	6,311	1.3
可供出售的金融资产	**11,382**	**2.5**	9,481	2.0
权益投资合计[1]	**70,170**	**15.6**	117,279	24.7
投资物业	**3,608**	**0.8**	3,812	0.8
现金及现金等价物及其他	**86,999**	**19.4**	127,174	26.8
投资资产合计[2]	**448,529**	**100.0**	474,887	100.0

(1) 不包括归属于现金及现金等价物的项目。

(2) 投资资产未包含投资连结保险投资账户及银行业务数据。

5.1.2 寿险业务

本公司寿险业务紧跟市场需求的变化，采取积极的产品策略，加大产品推动力度。继续加强组织、渠道、客户的平台建设，大力发展银行保险渠道。在保证销售代理人产能和业务质量的同时，个人寿险销售代理人从2007年12月31日的约30.2万名增长至2008年6月30日的约31.5万名。本公司亦继续致力于提升客户服务品质，于2008年6月30日，个人寿险13个月及25个月保单继续率分别保持在90%及80%以上，令人满意。此外，本公司的后援流程改造进展顺利，也将为业务的快速发展提供有力支持。

以下为本公司寿险业务的经营业绩概要：

截至6月30日止6个月（人民币百万元）	2008年	2007年
保险业务收入	**54,557**	42,248
已赚保费	**53,730**	41,581
投资收益	**19,948**	26,040
公允价值变动损益	**(16,030)**	2,530
汇兑损失	**(403)**	(316)
其他收入	**524**	156
营业收入合计	**57,769**	69,991
退保金	**(6,840)**	(5,919)
赔付支出	**(11,152)**	(6,825)
减：摊回赔付支出	**318**	258
保险责任准备金增加净额	**(19,333)**	(43,854)
保单红利支出	**(4,162)**	(897)
营业税金及附加	**(601)**	(841)
保险业务手续费及佣金支出	**(5,934)**	(4,601)
业务及管理费	**(2,471)**	(2,900)
减：摊回分保费用	**103**	111
资产减值损失	**(1,282)**	—
其他支出	**(379)**	(87)
营业支出合计	**(51,733)**	(65,555)
营业利润	**6,036**	4,436
营业外收支净额	**10**	3
利润总额	**6,046**	4,439
所得税	**135**	374
净利润	**6,181**	4,813

保险业务收入

截至6月30日止6个月(人民币百万元)	2008年	2007年
个人寿险		
新业务		
首年期缴保费	**11,443**	8,811
首年趸缴保费	**13**	13
短期意外及健康险保费	**977**	935
新业务合计	**12,433**	9,759
续期业务	**29,851**	24,474
个人寿险合计	**42,284**	34,233
银行保险		
新业务		
首年期缴保费	**94**	45
首年趸缴保费	**6,609**	3,712
短期意外及健康险保费	**1**	1
新业务合计	**6,704**	3,758
续期业务	**151**	126
银行保险合计	**6,855**	3,884
团体保险		
新业务		
首年趸缴保费	**3,219**	2,278
短期意外及健康险保费	**2,004**	1,641
新业务合计	**5,223**	3,919
续期业务	**195**	212
团体保险合计	**5,418**	4,131
人寿保险合计	**54,557**	42,248

本公司寿险业务保费收入按险种分析如下：

	2008年		2007年	
截至6月30日止6个月 (人民币百万元，比例除外)	**金额**	**占总额 比例(%)**	金额	占总额 比例(%)
分红险	**21,597**	**39.6**	17,137	40.6
万能险	**14,400**	**26.4**	11,583	27.4
长期健康险	**4,203**	**7.7**	4,095	9.7
传统寿险	**2,818**	**5.2**	2,928	6.9
投资连结险	**5,298**	**9.7**	2,035	4.8
年金	**3,259**	**6.0**	1,893	4.5
短期意外及健康险	**2,982**	**5.4**	2,577	6.1
合计	**54,557**	**100.0**	42,248	100.0

5.1.3 产险业务

2008年上半年，由于雪灾、地震及暴雨等自然灾害发生，以及机动车交通事故责任强制保险费率下调，导致综合成本率上升，对本公司产险业务的盈利造成压力。如果剔除雪灾、地震及暴雨的净损失，本公司产险业务截至2008年6月30日止6个月的综合成本率为102.3%。

为了在竞争激烈的市场环境中实现业务的稳步健康增长，本公司实施积极的渠道建设策略，强化面向高端客户的直销渠道建设，加强渠道队伍的专业化销售能力；努力推动电话销售、交叉销售等低成本销售渠道的发展，促进低成本渠道业务占比持续提高。同时，根据各地区市场特点，实施了更为清晰的分地区发展策略和资源配套政策。

本公司不断检视公司运营的各个环节，对关键流程实施改造，以完善运营后援集中平台，建立国内领先的运营管理体系，最大程度地降低运营成本，实现健康发展。

以下为本公司产险业务的经营业绩概要：

截至6月30日止6个月 （人民币百万元）	2008年	2007年
保险业务收入	**14,671**	11,637
已赚保费	**9,619**	7,599
投资收益	**1,033**	944
公允价值变动损益	**(43)**	10
汇兑损失	**(37)**	(11)
其他收入	**27**	12
营业收入合计	**10,599**	8,554
赔付支出	**(6,353)**	(4,966)
减：摊回赔付支出	**788**	909
保险责任准备金增加净额	**(1,132)**	(747)
分保费用	**(11)**	(7)
营业税金及附加	**(834)**	(661)
保险业务手续费及佣金支出	**(1,394)**	(1,117)
业务及管理费	**(2,354)**	(1,805)
减：摊回分保费用	**657**	564
资产减值损失	**24**	(73)
其他支出	**(8)**	(5)
营业支出合计	**(10,617)**	(7,908)
营业利润	**(18)**	646
营业外收支净额	**(2)**	(4)
利润总额	**(20)**	642
所得税	**94**	(320)
净利润	**74**	322

保险业务收入

截至6月30日止6个月 (人民币百万元)	2008年	2007年
机动车辆保险	**10,225**	7,801
非机动车辆保险	**3,650**	3,254
意外与健康保险	**796**	582
保险业务收入合计	**14,671**	11,637

5.1.4 银行业务

2008年上半年，本公司积极发展现有银行业务的同时，正逐步构建全国性网络。随着泉州分行正式获得银监会批准，深圳平安银行的跨区经营又迈出了新的一步。深圳平安银行的公司业务与零售业务保持健康稳定发展。从2007年中于深圳及上海发卡至今，信用卡累计流通卡量已超过70万张。在业务发展的同时，贷款质量持续优化，不良贷款率控制在0.5%。此外，深圳平安银行实施运营集中、大力进行IT平台建设、加强风险管理；提升总行管控能力，完善资本管理机制、健全财务管理、成本管理等配套机制；加大人力资源投入以及高端金融管理人才的外部引进和内部培育等。这一系列措施均为深圳平安银行迈向全国性银行奠定了良好基础。

以下为本公司银行业务的经营业绩概要：

截至6月30日止6个月(人民币百万元)	2008年	2007年
净利息收入	**1,985**	1,459
手续费及佣金净收入	**87**	52
投资收益	**(52)**	43
其他业务净收入	**13**	477
营业收入合计	**2,033**	2,031
资产减值损失	**(61)**	62
营业净收入	**1,972**	2,093
营业、管理及其他费用(1)	**(1,009)**	(851)
税前利润	**963**	1,242
所得税	**(168)**	(156)
净利润	**795**	1,086

(1) 营业、管理及其他费用包括营业费用、营业税金及附加、其他支出及营业外支出。

净利息收入

截至6月30日止6个月 （人民币百万元，比例除外）	2008年	2007年
利息收入		
客户贷款	**2,274**	1,348
存放央行款项	**146**	73
存放同业及其他金融机构款项	**323**	295
债券利息收入	**633**	541
利息收入合计	**3,376**	2,257
利息支出		
客户存款	**1,085**	641
应付同业及其他金融机构款项	**306**	157
利息支出合计	**1,391**	798
净利息收入	**1,985**	1,459
净息差 (1)	**2.9%**	2.4%
平均生息资产余额	**127,736**	118,411
平均计息负债余额	**121,579**	110,507

(1) 净息差是指平均生息资产收益率（不包括收回不良贷款之欠息）与平均计息负债成本率之差。

5.1.5 证券业务

2008年上半年，国内资本市场深度调整，二级市场成交量较去年大幅缩减，本公司证券经纪及自营业务均受到一定程度的影响，但本公司的投行业务发展势头良好，除继续保持在中小企业承销上的优势外，又成功主承销了融资额达115亿元的"海螺水泥"增发，实现了本公司在大项目承销上的突破。2008年3月，本公司第一只集合理财产品"年年红1号"成功发行。未来，平安证券将充分发挥集团综合金融优势，在不断提高现有营业部产能的基础上，抓住营业部扩容机会，力争实现经纪业务市场占有率的不断提升。

以下为本公司证券业务的经营业绩概要：

截至6月30日止6个月（人民币百万元）	2008年	2007年
手续费及佣金净收入	854	975
投资收益	314	384
公允价值变动损益	(211)	107
其他收入	2	–
汇兑损失	(4)	(2)
营业收入合计	955	1,464
营业税金及附加	(59)	(72)
业务及管理费	(391)	(531)
资产减值损失	(2)	(1)
营业支出合计	(452)	(604)
营业利润	503	860
营业外收支净额	(3)	(1)
利润总额	500	859
所得税	(99)	(183)
净利润	401	676

5.1.6 信托业务

2008年上半年，面对市场环境变化，权益类信托产品滞销的局面，平安信托紧跟市场需求的变化，主动调整产品结构，重点着力于固定收益类和创新类产品的研发，成功发行了信贷资产证券化、基金投资信托、私人股权投资信托等一系列创新产品，信托业务保持良好的发展势头，平安信托在行业中的影响力也不断提升。同时，平安信托进一步挖掘客户资源，拓展营销渠道，在私人财富管理平台、客户服务平台和风险控制平台建设方面进展顺利，这些举措将为未来本公司信托业务的快速发展提供有力支持。此外，随着投资团队的不断扩大和投资平台的日趋完善，平安信托非资本市场投资进展良好，各投资项目正在稳步推进之中，未来有望对本公司整体利润增长做出贡献。

以下为本公司信托业务的经营业绩概要：

截至6月30日止6个月（人民币百万元）	2008年	2007年
手续费及佣金净收入	**241**	122
投资收益	**810**	265
公允价值变动损益	**(259)**	57
汇兑损失	**(1)**	(1)
其他收入	**–**	4
营业收入合计	**791**	447
营业税金及附加	**(47)**	(27)
业务及管理费	**(44)**	(79)
资产减值损失	**9**	(5)
营业支出合计	**(82)**	(111)
营业利润	**709**	336
营业外收支净额	**–**	–
利润总额	**709**	336
所得税	**(70)**	(61)
净利润	**639**	275

(1) 上述数据并未合并平安信托下属子公司，对子公司的投资按成本法核算。

5.2 主营业务分地区情况

□ 适用 ☑ 不适用

5.3 主营业务及其结构发生重大变化的原因说明

□ 适用 ☑ 不适用

5.4 主营业务盈利能力（毛利率）与上年相比发生重大变化的原因说明

□ 适用 ☑ 不适用

5.5 利润构成与上年度相比发生重大变化的原因分析

□ 适用 ☑ 不适用

5.6 募集资金使用情况

5.6.1募集资金运用

☑ 适用 ☐ 不适用

本公司2004年首次公开发行H股以及2007年首次公开发行A股募集的资金已全部用于充实公司资本金，并按照相关行业监管机构有关适用法规进行使用。

5.6.2变更项目情况

☐ 适用 ☑ 不适用

5.7 半年度拟定的利润分配预案

根据《公司章程》及其他相关规定，公司在确定可供股东分配的利润额时，应当按照中国会计准则财务报表的净利润提取法定盈余公积。2008年度中期经审计的母公司中国会计准则财务报表净利润为45.51亿元，公司2008年度中期利润分配以此为基准，提取10%的法定盈余公积。

经过上述利润分配，根据中国会计准则和国际财务报告准则财务报表，并按照《公司章程》及其他相关规定，确定公司可供股东分配利润为60.10亿元。

根据《公司章程》的规定，中期股息的数额不应超过公司中期可分配利润额的50%。

公司建议，以总股本7,345,053,334股为基数，派发公司2008年中期股息，每股派发现金股息人民币0.20元，共计人民币1,469,010,666.80元。

5.8 董事会下半年的经营计划修改计划

☐ 适用 ☑ 不适用

5.9 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及说明

☐ 适用 ☑ 不适用

5.10公司董事会对会计师事务所本报告期"非标准审计报告"的说明

☐ 适用 ☑ 不适用

5.11公司董事会对会计师事务所上年度"非标准审计报告"涉及事项的变化及处理情况的说明

☐ 适用 ☑ 不适用

§6 重要事项

6.1 收购、出售资产及资产重组

6.1.1收购资产

☑ 适用 ☐ 不适用

2008年3月19日，本公司第七届董事会第十八次会议审议通过《关于投资富通投资管理公司的议案》，同意本公司投资富通投资管理公司吸收合并荷兰银行旗下资产管理公司（不包括某些非核心资产）后全部已发行股份的约50%。2008年4月2日，本公司就投资富通投资管理公司约50%的股权签署了《股份买卖协议》、《股东协议》、《赔偿保证契约》、《富通商标和商号许可协议》、《平安商标和商号许可协议》以及《荷兰银行商标许可协议》，以21.5亿欧元的对价投资富通投资管理公司1,000,000股股权。

详细内容请查阅本公司分别于2008年3月20日及2008年4月3日在《上海证券报》、《中国证券报》、《证券时报》以及上海证券交易所网站（www.sse.com.cn）发布的相关公告。

6.1.2出售资产

☐ 适用 ☑ 不适用

6.1.3自资产重组报告书或收购出售资产公告刊登后，该事项的进展情况及对报告期经营成果与财务状况的影响。

☐ 适用 ☑ 不适用

6.2 担保事项

☑ 适用 □ 不适用

单位：人民币百万元

公司对外担保情况（不包括对控股子公司的担保）

担保对象	发生日期	担保金额	担保类型	担保期限	是否履行完毕	是否为关联方担保
报告期内担保发生额合计	–	–	–	–	–	–
报告期末担保余额合计	–	–	–	–	–	–

公司对控股子公司的担保情况

报告期内对控股子公司担保发生额合计	300
报告期末对控股子公司担保余额合计	3,872

公司担保总额情况（包括对控股子公司的担保）

担保总额	3,872
担保总额占公司净资产的比例(%)	4.8
其中：	
为股东、实际控制人及其关联方提供担保的金额	–
直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额	–
担保总额超过净资产50%部分的金额	–
上述三项担保金额合计	–

6.3 重大关联交易

6.3.1 非经营性关联债权债务往来

□ 适用 ☑ 不适用

6.4 重大诉讼仲裁事项

□ 适用 ☑ 不适用

6.5 其他重大事项及其影响和解决方案的分析说明

6.5.1公司持有其他上市公司发行的证券投资情况

☑ 适用 □ 不适用

报告期末，本公司及下属子公司合计持有的前十大证券投资情况如下(按期末账面值排序)：

序号	证券代码	证券简称	期末持有数量(百万股/份)	初始投资金额(人民币百万元)	期末账面值(人民币百万元)	期初账面值(人民币百万元)	会计核算科目
1	BE0003801181	FORTIS	121	23,838	13,314	20,306	可供出售金融资产
2	600000	浦发银行	1	7	15	36	交易性金融资产
			278	2,772	6,115	10,390	可供出售金融资产
3	600016	民生银行	941	5,553	5,365	10,687	可供出售金融资产
4	IE0003409558	SsgaCash-Fund	571	3,917	3,917	4,171	交易性金融资产
5	IE0009489620	HSBCUSDL-Fund	491	3,366	3,366	-	交易性金融资产
6	IE00B085QJ72	JPMM-MKTFund	429	2,940	2,940	1,956	交易性金融资产
7	000001	深发展A	3	82	55	-	交易性金融资产
			110	2,715	2,124	-	可供出售金融资产
8	IE0003763251	GoldmanUSDL-fund	271	1,859	1,859	-	交易性金融资产
9	M240003	华宝兴业宝康债券基金	994	1,147	1,137	1,277	交易性金融资产
			468	600	535	-	可供出售金融资产
10	601166	兴业银行	1	27	13	-	交易性金融资产
			55	122	1,397	2,845	可供出售金融资产
合计				48,945	42,152	51,668	

注：(1) 本表填列的证券包括在可供出售金融资产和交易性金融资产中核算的其他上市公司发行的股票、权证、可转换公司债券等，以及持有开放式基金或封闭式基金等证券投资；

(2) 期初账面值按期末持有的证券数量对应的期初账面金额填列。

6.5.2公司持有非上市金融企业股权情况

☑ 适用 □ 不适用

序号	持有对象名称	最初投资成本(百万元)	持股数量(百万股)	占该公司股权比例(%)	期末账面价值(百万元)
1	兴业证券股份有限公司	9	7	0.47%	4

6.5.3 公司持股5%以上股东2008年追加股份限售承诺的情况

□ 适用 ☑ 不适用

报告期内不存在公司持股5%以上股东2008年追加股份限售承诺的情况。

6.5.4 其他重大事项

2008年1月18日，本公司第七届董事会第十七次会议逐项审议通过了《关于公司向不特定对象公开发行A股股票方案的议案》和《关于公司发行认股权和债券分离交易的可转换公司债券的议案》(以下合称“再融资议案”)。2008年3月5日，本公司2008年第一次临时股东大会、2008年第一次内资股类别股东会议及2008年第一次外资股类别股东会议分别逐项表决通过了前述再融资议案。再融资议案尚须报中国证券监督管理委员会审核。2008年5月9日，本公司董事会发布澄清公告，郑重声明自公告之日起至少6个月内不考虑递交公开增发A股股票的申请。同时，本公司将根据市场状况和投资者承受能力，慎重考虑分离交易可转换公司债券的申报和发行时机。

详细内容请查阅本公司分别于2008年1月21日、2008年3月6日及2008年5月9日在《上海证券报》、《中国证券时报》、《证券时报》以及上海证券交易所网站(www.sse.com.cn)发布的相关公告。

§7 财务报告

7.1 审计意见

财务报告	□ 未经审计	☑ 审计
审计报告	☑ 标准审计报告	□ 非标准审计报告
审计报告正文		

安永华明(2008)审字第60468101_B25号

中国平安保险(集团)股份有限公司全体股东：

我们审计了后附的中国平安保险(集团)股份有限公司(以下简称“贵公司”)及其子公司(以下统称“贵集团”)财务报表，包括2008年6月30日的合并及母公司的资产负债表，截至2008年6月30日止6个月会计期间的合并及母公司的利润表、股东权益变动表和现金流量表以及财务报表附注。

一、管理层对财务报表的责任

按照企业会计准则的规定编制财务报表是 贵公司管理层的责任。这种责任包括：(1)设计、实施和维护与财务报表编制相关的内部控制，以使财务报表不存在由于舞弊或错误而导致的重大错报；(2)选择和运用恰当的会计政策；(3)作出合理的会计估计。

二、注册会计师的责任

我们的责任是在实施审计工作的基础上对财务报表发表审计意见。我们按照中国注册会计师审计准则的规定执行了审计工作。中国注册会计师审计准则要求我们遵守职业道德规范，计划和实施审计工作以对财务报表是否不存在重大错报获取合理保证。

审计工作涉及实施审计程序，以获取有关财务报表金额和披露的审计证据。选择的审计程序取决于注册会计师的判断，包括对由于舞弊或错误导致的财务报表重大错报风险的评估。在进行风险评估时，我们考虑与财务报表编制相关的内部控制，以设计恰当的审计程序，但目的并非对内部控制的有效性发表意见。审计工作还包括评价管理层选用会计政策的恰当性和作出会计估计的合理性，以及评价财务报表的总体列报。

我们相信，我们获取的审计证据是充分的、适当的，为发表审计意见提供了基础。

三、审计意见

我们认为，上述财务报表已经按照企业会计准则的规定编制，在所有重大方面公允地反映了贵集团和贵公司2008年6月30日的财务状况以及截至2008年6月30日止6个月会计期间的经营成果和现金流量。

安永华明会计师事务所	*中国注册会计师* **吴志强**
中国　北京	*中国注册会计师* **黄悦栋**

2008年8月15日

7.2 合并及母公司的资产负债表、利润表、现金流量表及股东权益变动表（详见附件）

7.3 报表附注

7.3.1主要会计估计变更

本集团在符合保监发[1999]90号文件关于所提取责任准备金不得低于法定责任准备金，以及评估利息率不得高于定价利率或7.5%的精算规定的基础上，对定价利息率高于或等于7.5%的高利率险种采用更稳健的评估利息率。于截至2008年6月30日止6个月期间，本集团将上述高利率险种的评估利息率从6%-6.5%降至6%。本项会计估计变更对本集团截至2008年6月30日期间税前利润的影响为减少税前利润约人民币3,811百万元。

7.3.2合并范围发生变化

于本报告期，本公司控股子公司发生以下主要变化：

于2008年3月，平安寿险分别收购了山西长晋高速公路有限责任公司和山西晋焦高速公路有限公司各60%的股份，山西长晋和山西晋焦成为本公司的子公司，从而纳入本公司合并报表范围。

董事长兼首席执行官
马明哲
中国平安保险（集团）股份有限公司董事会
2008年8月15日

§8 附件

合并资产负债表
2008年6月30日
人民币百万元

	2008年6月30日	2007年12月31日
资产		
货币资金	**69,127**	72,740
结算备付金	**3,648**	2,027
拆出资金	**532**	1,192
交易性金融资产	**76,070**	84,938
衍生金融资产	**127**	177
买入返售金融资产	**8,911**	36,457
应收利息	**6,011**	4,187
应收保费	**6,377**	4,568
应收分保账款	**1,967**	2,452
应收分保合同准备金	**7,077**	4,931
保户质押贷款	**2,946**	2,411
发放贷款及垫款	**70,806**	63,125
存出保证金	**167**	887
定期存款	**49,178**	41,731
可供出售金融资产	**177,647**	178,539
持有至到期投资	**126,397**	127,736
长期股权投资	**3,554**	2,207
商誉	**722**	610
存出资本保证金	**1,560**	1,560
投资性房地产	**3,843**	4,051
固定资产	**8,223**	7,894
无形资产	**9,695**	3,621
递延所得税资产	**4,022**	87
其他资产	**4,999**	3,216
资产总计	**643,606**	651,344

	2008年6月30日	2007年12月31日
负债及股东权益		
负债		
短期借款	**3,819**	3,719
同业及其他金融机构存放款项	**5,883**	7,532
存入保证金	**6,320**	5,398
拆入资金	**128**	175
衍生金融负债	**120**	189
卖出回购金融资产款	**16,936**	13,980
吸收存款	**72,949**	72,133
代理买卖证券款	**10,821**	14,394
预收保费	**996**	2,981
应付手续费及佣金	**1,387**	1,104
应付分保账款	**3,392**	2,656
应付职工薪酬	**3,486**	4,732
应交税费	**1,431**	1,907
应付利息	**644**	574
应付赔付款	**6,005**	5,161
应付保单红利	**10,635**	7,006
保户储金及投资款	**6,856**	5,287
保险合同准备金	**396,274**	380,947
长期借款	**3,954**	3,218
递延所得税负债	**641**	4,822
其他负债	**7,551**	4,211
负债合计	**560,228**	542,126
股东权益		
股本	**7,345**	7,345
资本公积	**42,431**	72,111
盈余公积	**8,339**	7,629
一般风险准备	**1,939**	1,939
未分配利润	**20,971**	18,252
外币报表折算差额	**(70)**	(42)
归属于母公司股东权益合计	**80,955**	107,234
少数股东权益	**2,423**	1,984
股东权益合计	**83,378**	109,218
负债和股东权益总计	**643,606**	651,344

马明哲	**姚波**	**麦伟林**
法定代表人	*主管会计工作负责人*	*会计机构负责人*

合并利润表

截至2008年6月30日止6个月期间

人民币百万元

		截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
一、	**营业收入**		
	保险业务收入	**69,228**	53,885
	其中：分保费收入	**59**	47
	减：分出保费	**(3,344)**	(2,600)
	提取未到期责任准备金	**(2,535)**	(2,105)
	已赚保费	**63,349**	49,180
	银行业务利息收入	**3,369**	2,257
	银行业务利息支出	**(1,265)**	(689)
	银行业务利息净收入	**2,104**	1,568
	非保险业务手续费及佣金收入	**1,282**	1,357
	非保险业务手续费及佣金支出	**(118)**	(213)
	非保险业务手续费及佣金净收入	**1,164**	1,144
	投资收益	**23,445**	29,108
	公允价值变动损益	**(18,759)**	3,094
	汇兑损失	**(525)**	(335)
	其他业务收入	**707**	292
	营业收入合计	**71,485**	84,051

		截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
二、	营业支出		
	退保金	**(6,840)**	(5,919)
	赔付支出	**(17,505)**	(11,791)
	减：摊回赔付支出	**1,106**	1,167
	提取保险责任准备金	**(21,776)**	(44,949)
	减：摊回保险责任准备金	**1,311**	348
	保单红利支出	**(4,162)**	(897)
	分保费用	**(11)**	(7)
	保险业务手续费及佣金支出	**(7,246)**	(5,666)
	营业税金及附加	**(1,702)**	(1,742)
	业务及管理费	**(6,013)**	(6,571)
	减：摊回分保费用	**760**	675
	其他业务成本	**(696)**	(195)
	资产减值损失	**(1,539)**	(17)
	营业支出合计	**(64,313)**	(75,564)
三、	营业利润	**7,172**	8,487
	加：营业外收入	**27**	435
	减：营业外支出	**(80)**	(50)
四、	利润总额	**7,119**	8,872
	减：所得税费用	**191**	(546)
五、	净利润	**7,310**	8,326
	归属于母公司股东的净利润	**7,102**	8,063
	少数股东损益	**208**	263
		7,310	8,326
		人民币元	*人民币元*
六、	每股收益		
	基本每股收益	**0.97**	1.16
	稀释每股收益	**0.97**	1.16

马明哲	姚波	麦伟林
法定代表人	*主管会计工作负责人*	*会计机构负责人*

合并现金流量表

截至2008年6月30日止6个月期间

人民币百万元

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
一、 经营活动产生的现金流量		
收到原保险合同保费取得的现金	**65,365**	50,918
保户储金及投资款净减少额	**1,855**	896
收取利息、手续费及佣金的现金	**4,018**	3,073
拆入资金净增加／（减少）额	**(47)**	879
收到的其他与经营活动有关的现金	**2,422**	8,484
经营活动现金流入小计	**73,613**	64,250
支付原保险合同赔付款项的现金	**(17,009)**	(11,366)
再保业务产生的现金净额	**(187)**	(88)
支付保单红利的现金	**(533)**	(232)
发放贷款及垫款净增加额	**(7,695)**	(9,196)
客户存款和同业存放款项净减少额	**(833)**	(2,653)
存放中央银行和同业款项净减少额	**(2,142)**	(1,577)
支付利息、手续费及佣金的现金	**(8,276)**	(6,035)
支付给职工以及为职工支付的现金	**(3,690)**	(2,115)
支付的各项税费	**(2,864)**	(2,065)
支付的其他与经营活动有关的现金	**(9,110)**	(8,921)
经营活动现金流出小计	**(52,339)**	(44,248)
经营活动产生的现金流量净额	**21,274**	20,002

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
二、 **投资活动产生的现金流量**		
收回投资所收到的现金	**126,783**	116,021
取得投资收益收到的现金	**11,444**	12,117
处置固定资产、无形资产和其他长期资产收回的现金净额	**219**	92
投资活动现金流入小计	**138,446**	128,230
投资支付的现金	**(182,445)**	(116,953)
购建固定资产、无形资产和其他长期资产支付的现金	**(2,407)**	(2,043)
保户质押贷款净增加额	**(535)**	(418)
购买子公司支付的现金净额	**(529)**	(382)
购买子公司部分股权支付的现金净额	**(436)**	(229)
投资活动现金流出小计	**(186,352)**	(120,025)
投资活动产生的现金流量净额	**(47,906)**	8,205
三、 **筹资活动产生的现金流量**		
吸收投资收到的现金	**—**	38,222
取得借款收到的现金	**100**	192
收到的其他与筹资活动有关的现金	**2,956**	8,310
筹资活动现金流入小计	**3,056**	46,724
分配股利及偿付利息支付的现金	**(3,852)**	(2,080)
其中：子公司支付给少数股东的股利	**(49)**	(34)
偿还债务支付的现金	**(122)**	—
筹资活动现金流出小计	**(3,974)**	(2,080)
筹资活动产生的现金流量净额	**(918)**	44,644
四、 **汇率变动对现金及现金等价物的影响**	**(490)**	(74)
五、 **现金及现金等价物净增加／(减少)额**	**(28,040)**	72,777
加：期初现金及现金等价物余额	**96,296**	47,327
六、 **期末现金及现金等价物余额**	**68,256**	120,104

马明哲 *法定代表人*

姚波 *主管会计工作负责人*

麦伟林 *会计机构负责人*

合并股东权益变动表

截至2008年6月30日止6个月期间

人民币百万元

项目	截至2008年6月30日止6个月期间							
	归属于母公司股东权益							
	股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额	少数股东权益	股东权益合计
一、 本期期初余额	7,345	72,111	7,629	1,939	18,252	(42)	1,984	109,218
二、 本期增减变动金额								
(一) 净利润	–	–	–	–	7,102	–	208	7,310
(二) 直接计入股东权益的利得和损失								
1. 可供出售金融资产公允价值变动净额								
(1) 计入股东权益的金额	–	(39,362)	–	–	–	–	(395)	(39,757)
(2) 转入当期损益的金额	–	(9,140)	–	–	–	–	(91)	(9,231)
2. 计入当期损益的可供出售金融资产减值损失	–	1,569	–	–	–	–	16	1,585
3. 与计入股东权益项目相关的所得税的影响	–	7,532	–	–	–	–	75	7,607
4. 其他	–	9,721	–	–	–	(28)	98	9,791
上述(一)和(二)小计	–	(29,680)	–	–	7,102	(28)	(89)	(22,695)
(三) 利润分配								
1. 提取盈余公积	–	–	710	–	(710)	–	–	–
2. 对股东的分配	–	–	–	–	(3,673)	–	(49)	(3,722)
(四) 其他	–	–	–	–	–	–	577	577
三、 期末余额	7,345	42,431	8,339	1,939	20,971	(70)	2,423	83,378

项目	截至2007年6月30日止6个月期间							
	归属于母公司股东权益							
	股本	资本公积	盈余公积	一般风险准备	未分配利润	外币折算差额	少数股东权益	股东权益合计
一、 本期期初余额	6,195	23,246	6,120	517	9,182	–	1,366	46,626
二、 本期增减变动金额								
(一) 净利润	–	–	–	–	8,063	–	263	8,326
(二) 直接计入股东权益的利得和损失								
1. 可供出售金融资产公允价值变动净额								
(1) 计入股东权益的金额	–	15,367	–	–	–	–	154	15,521
(2) 转入当期损益的金额	–	(8,727)	–	–	–	–	(88)	(8,815)
2. 与计入股东权益项目相关的所得税的影响	–	(2,443)	–	–	–	–	(25)	(2,468)
3. 其他	–	(682)	–	–	–	(48)	(121)	(851)
上述(一)和(二)小计	–	3,515	–	–	8,063	(48)	183	11,713
(三) 股东投入资本	1,150	37,072	–	–	–	–	–	38,222
(四) 利润分配								
1. 提取盈余公积	–	–	808	–	(808)	–	–	–
2. 对股东的分配	–	–	–	–	(1,616)	–	(34)	(1,650)
三、 期末余额	7,345	63,833	6,928	517	14,821	(48)	1,515	94,911

马明哲	姚波	麦伟林
法定代表人	*主管会计工作负责人*	*会计机构负责人*

母公司资产负债表

2008年6月30日

人民币百万元

	2008年6月30日	2007年12月31日
资产		
货币资金	**14,058**	40,858
交易性金融资产	**19,655**	8,176
衍生金融资产	**1**	—
买入返售金融资产	**200**	1,700
应收利息	**349**	75
存出保证金	**2**	—
定期存款	**287**	289
可供出售金融资产	**18,637**	4,311
长期股权投资	**17,868**	17,868
固定资产	**94**	85
无形资产	**33**	24
递延所得税资产	**603**	10
其他资产	**561**	16
资产总计	**72,348**	73,412
负债及股东权益		
负债		
应付职工薪酬	**914**	1,325
应交税费	**131**	380
其他负债	**75**	219
负债合计	**1,120**	1,924
股东权益		
股本	**7,345**	7,345
资本公积	**51,368**	52,506
盈余公积	**6,110**	5,655
一般风险准备	**395**	395
未分配利润	**6,010**	5,587
股东权益合计	**71,228**	71,488
负债和股东权益总计	**72,348**	73,412

马明哲	**姚波**	**麦伟林**
法定代表人	*主管会计工作负责人*	*会计机构负责人*

母公司利润表

截至2008年6月30日止6个月期间

人民币百万元

	截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
一、 营业收入		
投资收益	**6,584**	4,974
公允价值变动损益	**(2,090)**	359
汇兑损失	**(62)**	(25)
其他业务收入	**—**	34
营业收入合计	**4,432**	5,342
二、 营业支出		
营业税金及附加	**(18)**	(54)
业务及管理费	**109**	(504)
资产减值损失	**(228)**	—
营业支出合计	**(137)**	(558)
三、 营业利润	**4,295**	4,784
减：营业外支出	**(43)**	(1)
四、 利润总额	**4,252**	4,783
减：所得税费用	**299**	(179)
五、 净利润	**4,551**	4,604

马明哲	**姚波**	**麦伟林**
法定代表人	*主管会计工作负责人*	*会计机构负责人*

母公司现金流量表

截至2008年6月30日止6个月期间

人民币百万元

		截至2008年6月30日止6个月期间	截至2007年6月30日止6个月期间
一、	**经营活动产生的现金流量**		
	收到的其他与经营活动有关的现金	–	129
	经营活动现金流入小计	–	129
	支付给职工以及为职工支付的现金	**(166)**	(124)
	支付的各项税费	**(308)**	(90)
	支付的其他与经营活动有关的现金	**(361)**	(150)
	经营活动现金流出小计	**(835)**	(364)
	经营活动产生的现金流量净额	**(835)**	(235)
二、	**投资活动产生的现金流量**		
	收回投资所收到的现金	**17,356**	7,443
	取得投资收益收到的现金	**5,834**	3,897
	处置固定资产和无形资产收回的现金净额	–	14
	投资活动现金流入小计	**23,190**	11,354
	投资支付的现金	**(39,163)**	(6,359)
	购建固定资产支付的现金	**(27)**	(11)
	投资活动现金流出小计	**(39,190)**	(6,370)
	投资活动产生的现金流量净额	**(16,000)**	4,984
三、	**筹资活动产生的现金流量**		
	吸收投资收到的现金	–	38,222
	取得借款收到的现金	–	931
	筹资活动现金流入小计	–	39,153
	分配股利及偿付利息支付的现金	**(3,673)**	(1,571)
	支付的其他与筹资活动有关的现金	**(5)**	–
	筹资活动现金流出小计	**(3,678)**	(1,571)
	筹资活动产生的现金流量净额	**(3,678)**	37,582
四、	**汇率变动对现金及现金等价物的影响**	**(67)**	(16)
五、	**现金及现金等价物净增加／(减少)额**	**(20,580)**	42,315
	加：期初现金及现金等价物余额	**43,702**	3,448
六、	**期末现金及现金等价物余额**	**23,122**	45,763

马明哲 *法定代表人*　　**姚波** *主管会计工作负责人*　　**麦伟林** *会计机构负责人*

母公司股东权益变动表
截至2008年6月30日止6个月期间
人民币百万元

项目	截至2008年6月30日止6个月期间 股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
一、 本期期初余额	7,345	52,506	5,655	395	5,587	71,488
二、 本期增减变动金额						
(一) 净利润	–	–	–	–	4,551	4,551
(二) 直接计入股东权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	–	(1,707)	–	–	–	(1,707)
(2) 转入当期损益的金额	–	89	–	–	–	89
2. 计入当期损益的可供出售金融资产减值损失	–	228	–	–	–	228
3. 与计入股东权益项目相关的所得税的影响	–	252	–	–	–	252
上述(一)和(二)小计	–	(1,138)	–	–	4,551	3,413
(三) 利润分配						
1. 提取盈余公积	–	–	455	–	(455)	–
2. 对股东的分配	–	–	–	–	(3,673)	(3,673)
三、 期末余额	7,345	51,368	6,110	395	6,010	71,228

项目	截至2007年6月30日止6个月期间 股本	资本公积	盈余公积	一般风险准备	未分配利润	股东权益合计
一、 本期期初余额	6,195	15,731	4,969	395	2,496	29,786
二、 本期增减变动金额						
(一) 净利润	–	–	–	–	4,604	4,604
(二) 直接计入股东权益的利得和损失						
1. 可供出售金融资产公允价值变动净额						
(1) 计入股东权益的金额	–	(379)	–	–	–	(379)
(2) 转入当期损益的金额	–	(125)	–	–	–	(125)
2. 与计入股东权益项目相关的所得税的影响	–	126	–	–	–	126
上述(一)和(二)小计	–	(378)	–	–	4,604	4,226
(三) 股东投入资本	1,150	37,072	–	–	–	38,222
(四) 利润分配						
1. 提取盈余公积	–	–	460	–	(460)	–
2. 对股东的分配	–	–	–	–	(1,616)	(1,616)
三、 期末余额	7,345	52,425	5,429	395	5,024	70,618

马明哲	姚波	麦伟林
法定代表人	*主管会计工作负责人*	*会计机构负责人*

证券简称：中国平安　　证券代码：601318　　编号：临 2008-033

中国平安保险（集团）股份有限公司
第七届董事会第二十二次会议决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称"本公司"）董事会及全体董事保证公告内容不存在任何虚假记载、误导性陈述或者重大遗漏，并对公告内容的真实性、准确性和完整性承担个别及连带责任。

本公司第七届董事会第二十二次会议通知已于 2008 年 8 月 1 日发出，会议于 2008 年 8 月 15 日在上海市张江中国平安后援中心 2 号楼董事会议厅召开，会议应出席董事 19 人，实到董事 17 人。董事胡爱民先生书面委托董事长马明哲先生出席会议并行使表决权，董事樊刚先生书面委托董事林丽君女士出席会议并行使表决权。本公司部分监事和高级管理人员列席了会议。会议符合《公司法》和本公司《公司章程》的规定。

会议由董事长马明哲先生主持，与会董事经充分审议，以举手表决方式逐项通过了如下议案：

一、审议通过了《公司 2008 年中期报告（草稿）》

表决结果：赞成 19 票、反对 0 票、弃权 0 票

二、审议通过了《公司截至 2008 年 6 月 30 日止六个月业绩公告及 2008 年中期报告摘要（草稿）》

表决结果：赞成 19 票、反对 0 票、弃权 0 票

三、审议通过了《关于派发 2008 年中期股息的议案》

本公司 2008 年度中期经审计的母公司中国会计准则财务报表净利润为人民币 45.51 亿元，本公司以此为基准，提取 10%的法定盈余公积。

经过上述利润分配，并结转上年度未分配利润后，根据中国会计准则和国际财务报告准则财务报表，并按照《公司章程》及其他相关规定，确定可分配利润额为人民币 60.10 亿元。

本公司以总股本 7,345,053,334 股为基数，派发 2008 年中期股息，每股派发现金股息人民币 0.20 元，共计人民币 1,469,010,666.80 元。分红派息公告将另行公布。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

四、审议通过了《关于公司大股东及其关联方资金占用的自查报告》

表决结果：赞成 19 票、反对 0 票、弃权 0 票

五、审议通过了《关于选举公司副董事长的议案》

本公司原副董事长贺培先生已经于 2008 年 5 月 13 日辞任董事及副董事长职务，董事会

全体成员一致同意选举执行董事孙建一先生出任本公司第七届董事会副董事长职务。

执行董事孙建一先生回避表决。

表决结果：赞成 18 票、反对 0 票、弃权 0 票

六、审议通过了《关于委任公司董事会秘书的议案》

本公司董事会秘书孙建一先生因工作原因提出不再担任董事会秘书职务，董事会全体成员一致同意委任姚军先生接替孙建一先生出任本公司第七届董事会秘书职务。姚军先生出任本公司董事会秘书职务自其获得中国保险监督管理委员会董事会秘书资格批复之日起正式生效，在此之前孙建一先生将继续履行董事会秘书职务。

表决结果：赞成 19 票、反对 0 票、弃权 0 票

特此公告。

中国平安保险（集团）股份有限公司董事会

2008 年 8 月 15 日

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號： 2318)

董事會召開日期

中國平安保險(集團)股份有限公司(「本公司」)董事會(「董事會」)茲通告謹定於二零零八年八月十五日(星期五)下午一點舉行董事會會議，以考慮及通過，其中包括，本公司截至二零零八年六月三十日止之中期業績，及派發中期股息(如有)。

承董事會命
姚軍
公司秘書

中國深圳，二零零八年八月五日

於本公佈之日，本公司的執行董事爲馬明哲、孫建一及張子欣，非執行董事爲林友鋒、張利華、Clive Bannister、樊剛、林麗君、胡愛民、陳洪博、王冬勝及伍成業，獨立非執行董事爲鮑友德、鄺志強、張永鋭、周永健、張鴻義、陳甦及夏立平。

证券简称：中国平安　　证券代码：601318　　编号：临 2008-032

中国平安保险（集团）股份有限公司
上市公司治理专项活动整改情况说明

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”或“公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司第七届董事会第二十一次会议于 2008 年 7 月 14 日至 2008 年 7 月 17 日期间以通讯表决的方式召开，会议应参会董事 19 人，实际参会董事 19 人。会议符合《公司法》和本公司《公司章程》的规定。本公司《上市公司治理专项活动整改情况说明》经全体董事审议表决一致通过，具体内容请详见本公司在上海证券交易所网站（www.sse.com.cn）公告。

特此报告。

中国平安保险（集团）股份有限公司董事会

2008 年 7 月 18 日

中国平安保险（集团）股份有限公司
上市公司治理专项活动整改情况说明

为认真贯彻落实中国证券监督管理委员会《关于公司治理专项活动公告的通知》（中国证券监督管理委员会公告[2008]27 号）和深圳证券监管局《关于做好深入推进公司治理专项活动相关工作的通知》（深证局公司字[2008]62 号）的有关文件精神，本公司根据境内外有关法律法规的要求，在 2007 年公司治理专项活动自查报告、整改计划及整改报告的基础上，重新审视并梳理了本公司公司治理的各个环节，从严遵守相关监管要求，积极开展公司治理整改核查工作，现就截至 2008 年 6 月 30 日本公司治理专项活动整改核查情况说明如下：

一、公司治理整改核查工作的组织安排

本公司高度重视本次公司治理整改核查专项活动，认真学习了中国证券监督管理委员会(以下简称“中国证监会”）和深圳证券监管局（以下简称“深圳证监局”）关于本次专项活动的有关文件精神，并向公司董事、监事和高级管理层进行了传达。本公司董事会办公室作为公司治理整改核查工作的牵头部门专门负责跟进落实具体工作，核查参与部门包括但不限于集团法律事务部、集团资金部、集团办公室和集团人力资源部。公司以此次整改核查专项活动为契机，坚决按照中国证监会及深圳证监局相关要求完成各项工作，夯实公司治理基础，进一步加强和提升中国平安公司治理水准，争取成为此次公司治理专项活动的优秀标杆企业。

二、公司治理整改核查工作的情况报告

根据中国证监会和深圳证监局有关文件要求，结合公司 2007 年治理专项活动自查报告、整改计划及整改报告，本公司将整改核查工作按照内部职责分工具体分解落实到各责任部门，并且组织公司具体责任部门的部门长和工作人员学习中国证监会和深圳证监局有关文件精神要求，传达落实公司董事会和高级管理层对待本次公司治理整改核查工作的要求，督促各责任部门的部门长和工作执行人员高度重视并认真落实本次公司治理整改核查的各项工作。公司治理整改核查工作情况如下：

	2007 年公司治理自查报告	2007 年公司治理整改计划	2007 年公司治理整改报告	截至 2008 年 6 月 30 日公司治理整改核查情况说明
1、执行委员会工作细则	根据公司章程的有关规定：公司执行委员会应制订执行委员会工作细则，报董事会批准后实施。 在法人治理专项活动进行自查以前，公司制定了《集团执行委员会会议制度（2006 版）》，但该制度仅属于公司内	公司根据公司章程的规定制定《执行委员会工作细则》。	公司已制定完成《执行委员会工作细则》，并将《执行委员会工作细则》提交 2007 年 8 月 16 日召开的公司中期董事会批准后实施。	集团执行委员会积极贯彻《执行委员会工作细则》，及时召集会议，就公司相关重大事项进行集体研究、集体决策， 同时集团执委会下设的预算、投资、风险、投资者关系四大管理委员会也认真履行职责，集体审议各自负责的重大事项，有力地保证了公司各种重大决策的科

	部的会议制度，尚未通过公司董事会审议并批准。			学、稳健与透明，推动了公司治理的进一步完善。
2、信息披露事务管理制度	根据中国证监会《上市公司信息披露管理办法》的要求，上市公司应制定《信息披露事务管理制度》，并提交董事会审议后实施。 在法人治理专项活动自查以前，公司虽然按照《上市公司信息披露管理办法》和《上海证券交易所股票上市规则》等规定由董事会秘书和董事会办公室负责信息披露工作，并制定有相应的规章和指南，但没有制定专门的《信息披露事务管理制度》并报专门的董事会批准。	公司制定《信息披露事务管理制度》，该制度同时对定期报告的编制、审议和披露的流程进行规范。	公司已制定完成《信息披露事务管理制度》，于2007年6月15日至6月25日期间以通讯表决的方式召开第七届董事会第十三次会议，审议批准了《信息披露事务管理制度》，并于2007年7月2日公司以平保办〔2007〕24号文形式在公司内下发，要求公司各相关单位遵照执行。	《信息披露事务管理制度》制定后，公司各相关部门均严格按照规定履行上市公司信息披露工作职责，理顺了各自的工作关系及流程，确保公司能够做到依法及时、准确、公平的向社会公众进行信息披露，取得了良好的效果，不存在任何违反信息披露规定的情形。
3、募集资金管理制度	在法人治理专项活动自查以前，虽然公司对募集资金实行严格的专项专户管理，募集资金均集中存放在深圳市商业银行的专项账户中，募集资金的使用也严格遵循公司既有的资金使用办法和制度，但公司没有制定专项的《募集资金管理制度》。	公司制定《募集资金专项存储及使用管理制度》，以规范募集资金管理，提高募集资金的使用效率。	公司已制定完成《募集资金专项存储及使用管理制度》，并于2007年7月6日公司以平保办〔2007〕28号文形式下发了《募集资金专项存储及使用管理制度》，要求公司各相关单位遵照执行。	公司募集资金严格按照《募集资金专项存储及使用管理制度》相关规定进行使用，公司不存在任何违反管理制度规定的情形。
4、独立董事工作指引	在法人治理专项活动自查以前，虽然在《公司章程》和董事会专业委员会工作细则中，对独立董事的任职资格、任免制度、职责、义务有相关规定，但公司未综合各项规定，制订专门的独立董事制度。	公司汇总境内外有关规定，参照最佳市场实践制定有关独立董事工作指引。	公司已制定完成《独立董事工作指引》，并于2007年8月16日第七届董事会第十四次会议上作为备案文件提交董事会和独立董事审阅备查。	公司以及公司独立董事均严格按照《独立董事工作指引》履行各自的工作职责和义务，不存在任何违反工作指引规定的情形。

5、关联交易管理制度	中国保监会2007年4月6日制定发布了《保险公司关联交易管理暂行办法》，要求各保险公司贯彻落实。公司需要根据保监会对关联交易的管理规定，相应修订公司关联交易管理制度。	公司根据保监会《保险公司关联交易管理暂行办法》，修订公司《关联交易管理制度》，以规范集团公司以及各专业子公司与关联人士的关联交易，确保关联交易符合公开、公平、公正的原则，保障公司和全体股东的合法权益。	公司已制定完成《关联交易管理制度》，2007年6月29日公司以平保办〔2007〕22号文形式下发了《关联交易管理制度》，要求公司各相关单位遵照执行。	《关联交易管理制度》制定后，公司各相关部门均严格按照管理制度的有关规定履行相应职责和义务，确保了关联交易符合公开、公平、公正的原则，保障公司和全体股东的合法权益。 由于公司已公布新的财务数据，再加上关联方名单的变更，目前集团法律事务部正在对《关联交易管理制度》进行修订，预计今年三季度期间将完成修订并颁布执行。
6、董事、监事及高级管理人员持有及买卖本公司股票的行为守则	公司发行H股并上市后，制定了有关《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，公司2007年3月发行A股并上市后，该守则需要根据境内A股有关的法律法规作出相应修订。	公司根据境内A股有关法律法规的要求，相应修订公司《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，以规范集团公司董事、监事及高级管理人员及集团公司、各专业子公司相关人员持有及买卖公司股票的行为，为其提供有效的指引，防范规避内幕交易。	公司已修订完成《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，2007年7月3日公司以平保办〔2007〕26号文形式下发了《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》，要求公司各相关人员遵照执行。	公司及公司董事、监事及高级管理人员均严格按照《董事、监事及高级管理人员持有及买卖本公司股票的行为守则》的相关规定履行各自的义务，并无任何因持有及买卖本公司股票而违反行为守则规定的情形。
7、投资者关系管理制度	公司发行H股并上市后，为强化投资者关系管理，公司设立了投资者关系管理委员会并制订了《投资者关系管理委员会章程》、《投资者关系工作指引》及相关操作细则等。公司2007年3月发行A股并上市后，面对新的投资者群体和新的监管环境，需要对现有的投资者关系	公司投资者关系管理委员会遵照境内A股有关的法律法规对《投资者关系管理委员会章程》和《投资者关系工作指引》进行相应修订并制订《投资者关系工作制度》。	公司已修订完成《投资者关系管理委员会章程》和《投资者关系工作指引》，制定完成了《投资者关系工作制度》。并于8月提交投资者关系管理委员会会议审议通过并生效。	投资者关系部门在制度生效后完善了部门层面操作细则，并严格按照制度管理开展投资者关系相关工作，在严格遵守信息披露相关法规的前提下加强了与境内外投资者的沟通，取得了良好的效果。

	管理制度，遵照境内A 股有关的法律法规作出相应修订。			
8、重大交易管理制度	在本次法人治理专项活动中，公司高度重视规范公司及子公司的重大交易的重要性，以保护公司和全体股东的合法权益，并依法对该类交易进行信息披露。	根据上市规则的要求，并结合公司的实际情况，制定《重大交易管理制度》。	公司已制定完成《重大交易管理制度》，2007 年 6 月 28 日公司以平保办（2007）20 号文形式下发了《重大交易管理制度》，要求公司各相关单位遵照执行。	《重大交易管理制度》制定后，公司各相关部门均严格按照管理制度的有关规定履行相应职责和义务，确保了公司能够及时、准确的披露重大交易信息，取得了良好的效果。

三、中国平安公司治理专项活动总体成效

通过本次公司治理整改核查专项活动，本公司重新审视了自身公司治理的各个环节，从严遵守相关监管要求，对本公司的公司治理规范度和公平度、信息披露及时性和透明度、股东价值提升及认同度、财务会计准则和监管机构规定遵守程度、风险管理机制和内部控制制度的完善程度方面都起到了明显的促进作用。

本次富有成效的公司治理专项活动，有利于提高公司的经营管理水平和竞争能力，有利于公司的持续、健康和稳定发展，为公司发展成为国际领先的综合金融服务集团打下了坚实的基础。公司未来将继续以股东价值增长为指导思想，持续完善和规范公司治理制度。

证券简称：中国平安　　证券代码：601318　　编号：临 2008-030

中国平安保险（集团）股份有限公司
关于平安证券2008年上半年未经审计财务报表在中国货币网披露的公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

根据中汇交发[2008]183号《关于证券公司等金融机构披露2008年上半年度财务报表的通知》的规定，本公司附属公司平安证券有限责任公司（以下简称“平安证券”）2008年上半年度未经审计的财务报表（包括资产负债表、净资本计算表及损益表），将于2008年7月20日前在中国货币网（www.chinamoney.com.cn）进行披露。

平安证券2008年上半年度未经审计的财务报表请参见本公告附件。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年7月17日

平安证券有限责任公司
资产表
2008年6月30日

编报单位：公司=999999 (证券汇总所有下属机构)　　　　人民币汇率：1.000　港元汇率：0.87917　美元汇率：6.8591　金额单位：元

行次 代码	科目名称	折合人民币		人民币		港币		美元	
		年初数	期末数	年初数	期末数	年初数	期末数	年初数	期末数
	资产								
10	货币资金	17,469,098,740.08	9,141,502,014.23	17,094,535,344.76	8,867,754,055.02	272,786,689.40	217,681,747.33	16,309,092.23	12,008,674.23
20	其中：客户资金存款	17,167,452,950.80	8,797,299,345.42	16,825,664,649.84	8,525,309,011.71	251,730,499.23	217,157,994.36	14,521,383.25	11,819,559.39
30	结算备付金	2,017,599,448.69	3,602,792,842.36	1,990,013,423.10	3,592,951,224.27	21,686,689.45	9,992,185.46	996,501.29	154,071.00
40	其中：客户备付金	1,347,470,723.00	3,555,058,921.23	1,319,884,697.41	3,545,217,303.14	21,686,689.45	9,992,185.46	996,501.29	154,071.00
50	拆出资金	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60	交易性金融资产	2,079,340,086.67	3,826,032,759.56	2,027,162,730.33	3,777,579,254.07	0.00	0.00	7,143,081.94	7,064,120.00
70	衍生金融资产	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80	买入返售金融资产	261,738,398.69	289,800,000.00	261,738,398.69	289,800,000.00	0.00	0.00	0.00	0.00
90	应收利息	449,688.34	79,317.83	449,688.34	79,317.83	0.00	0.00	0.00	0.00
100	应收股利	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
110	坏账准备	-5,148,493.43	-6,974,532.80	-5,148,493.43	-6,974,318.83	0.00	-225.75	0.00	-2.26
120	内部往来	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
130	存出保证金	835,159,907.38	109,315,618.69	830,846,715.38	104,826,151.69	2,500,000.00	3,000,000.00	270,000.00	270,000.00
140	其中：客户保证金	143,384,907.38	104,815,618.69	139,071,715.38	100,326,151.69	2,500,000.00	3,000,000.00	270,000.00	270,000.00
150	可供出售金融资产	429,263,784.02	51,824,486.73	429,263,784.02	51,824,486.73	0.00	0.00	0.00	0.00
160	持有至到期投资	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
170	套期工具	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
180	被套期项目	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
190	长期股权投资	93,961,468.46	93,961,468.46	93,961,468.46	93,961,468.46	0.00	0.00	0.00	0.00
200	投资性房地产	10,457,702.86	9,766,834.70	10,457,702.86	9,766,834.70	0.00	0.00	0.00	0.00
210	固定资产	105,529,617.78	116,357,763.25	105,529,617.78	116,357,763.25	0.00	0.00	0.00	0.00
220	无形资产	25,680,195.06	23,127,468.81	24,563,627.44	22,238,777.00	101,666.75	80,486.15	139,825.44	119,247.54
230	其中：交易席位费	14,507,661.42	11,608,557.86	13,391,093.80	10,719,866.05	101,666.75	80,486.15	139,825.44	119,247.54
240	递延所得税资产	20,298,104.62	25,687,852.23	20,298,104.62	25,687,852.23	0.00	0.00	0.00	0.00
250	其他资产	84,387,683.70	71,153,712.68	83,136,699.40	70,880,573.02	1,333,229.10	237,106.41	352.55	9,430.22
260	资产总计	23,427,816,332.92	17,354,427,606.73	22,966,808,811.75	17,016,733,439.44	298,408,274.70	230,991,299.60	24,858,853.45	19,625,540.73
补充资料:									
270	受托管理资产存款	620,381.74	54,971,048.81	620,381.74	54,971,048.81	0.00	0.00	0.00	0.00
280	客户结算备付金	456,114,525.46	395,192,527.81	456,114,525.46	395,192,527.81	0.00	0.00	0.00	0.00
290	应收款项	0.00	12,417.15	0.00	12,417.15	0.00	0.00	0.00	0.00
300	受托投资	465,414,463.70	780,773,981.78	465,414,463.70	780,773,981.78	0.00	0.00	0.00	0.00
310	其中:投资成本	516,906,117.72	500,903,085.20	516,906,117.72	500,903,085.20	0.00	0.00	0.00	0.00
320	已实现未结算损益	-17,845,655.06	94,540,429.80	-17,845,655.06	94,540,429.80	0.00	0.00	0.00	0.00
330	估值增值	-33,645,998.96	185,330,466.78	-33,645,998.96	185,330,466.78	0.00	0.00	0.00	0.00

总经理：　　　　财务主管：　　　　复核：　　　　制表：

平安证券有限责任公司
负债表
2008年6月30日

编报单位：公司=999999 (证券汇总所有下属机构)　　人民币汇率：1.000　港元汇率：0.87917　美元汇率：6.8591　金额单位：元

行次 代码	科目名称	折合人民币 年初数	折合人民币 期末数	人民币 年初数	人民币 期末数	港币 年初数	港币 期末数	美元 年初数	美元 期末数
	负 债								
10	短期借款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
20	其中：质押贷款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30	拆入资金	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
40	交易性金融负债	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50	衍生金融负债	99,104,000.00	0.00	99,104,000.00	0.00	0.00	0.00	0.00	0.00
60	卖出回购金融资产款	0.00	852,500,000.00	0.00	852,500,000.00	0.00	0.00	0.00	0.00
70	代理买卖证券款	18,644,773,235.09	12,450,935,377.61	18,274,804,167.14	12,167,641,925.65	274,741,811.24	228,944,489.20	15,429,500.69	11,956,718.14
80	代理承销证券款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90	应付职工薪酬	434,662,221.58	211,087,270.65	434,662,221.58	211,087,270.65	0.00	0.00	0.00	0.00
100	应交税费	102,400,050.35	86,216,830.95	102,400,050.35	86,211,103.38	0.00	486.93	0.00	772.62
110	应付利息	0.00	377,450.77	0.00	377,450.77	0.00	0.00	0.00	0.00
120	预计负债	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
130	长期借款	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
140	应付债券	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
150	货币兑换	0.00	0.00	2,164,468.54	2,072,318.49	-4,576,917.28	-1,105,267.79	290,401.29	-160,458.40
160	递延所得税负债	76,479,237.74	7,803,093.57	76,479,237.74	7,803,093.57	0.00	0.00	0.00	0.00
170	其他负债	370,474,011.90	76,705,458.09	370,104,852.22	76,339,849.99	64,947.68	101,091.27	42,212.30	40,345.19
180	负债合计	19,727,892,756.65	13,685,625,481.65	19,359,718,997.57	13,404,033,012.50	270,229,841.64	227,940,799.61	15,762,114.28	11,837,377.55
	所有者权益（或股东权益）：								
190	实收资本（或股本）	1,800,000,000.00	1,800,000,000.00	1,745,215,500.00	1,748,556,750.00	0.00	0.00	7,500,000.00	7,500,000.00
200	资本公积	165,309,727.99	278,732.97	165,309,727.99	278,732.97	0.00	0.00	0.00	0.00
210	其中：AFS资产公允价值变动影响	165,309,727.99	278,732.97	165,309,727.99	278,732.97	0.00	0.00	0.00	0.00
220	减：库存股								
230	盈余公积	171,442,907.03	171,618,465.03	171,442,907.03	171,618,465.03	0.00	0.00	0.00	0.00
240	一般风险准备	173,685,659.43	173,861,217.43	173,685,659.43	173,861,217.43	0.00	0.00	0.00	0.00
245	交易风险准备	148,744,265.43	148,919,823.43	148,744,265.43	148,919,823.43	0.00	0.00	0.00	0.00
250	本年利润	0.00	400,970,271.85	0.00	396,311,823.71	0.00	3,050,499.99	0.00	288,163.18
260	未分配利润	1,240,741,016.39	973,153,614.37	1,202,691,754.30	973,153,614.37	28,178,433.06	0.00	1,596,739.17	0.00
270	外币报表折算差额	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
280	归属于母公司所有者权益合计	3,699,923,576.27	3,668,802,125.08	3,607,089,814.18	3,612,700,426.94	28,178,433.06	3,050,499.99	9,096,739.17	7,788,163.18
290	少数股东权益	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
300	所有者权益合计	3,699,923,576.27	3,668,802,125.08	3,607,089,814.18	3,612,700,426.94	28,178,433.06	3,050,499.99	9,096,739.17	7,788,163.18
310	负债和所有者权益（或股东权益）总	23,427,816,332.92	17,354,427,606.73	22,966,808,811.75	17,016,733,439.44	298,408,274.70	230,991,299.60	24,858,853.45	19,625,540.73
补充资料:						0.00	0.00	0.00	0.00
300	受托管理资金	921,825,828.00	1,230,557,535.33	921,825,828.00	1,230,557,535.33	0.00	0.00	0.00	0.00
330	应付款项	323,542.90	392,440.22	323,542.90	392,440.22	0.00	0.00	0.00	0.00

总经理：　　财务主管：　　复核：　　制表：

B2-1利润监管报表

填报单位：平安证券有限责任公司　　2008年06月　　单位：元

项　　目	行次	本期金额	本年累计金额
一、营业收入	1	15,937,343.49	955,701,060.66
手续费及佣金净收入（净损失以“－”号填列）	2	51,810,667.60	842,569,734.92
其中：代理买卖证券业务净收入	3	47,220,667.60	450,816,893.02
证券承销业务净收入	4	2,960,000.00	330,565,253.84
保荐业务服务净收入	5		37,500,000.00
财务顾问服务净收入	6	750,000.00	3,530,000.00
投资咨询服务净收入	7		
受托客户资产管理业务净收入	8	-1,699,476.08	11,985,266.71
其中：定向资产管理业务净收入	9	113,876.66	745,499.94
集合资产管理业务净收入	10	148,712.29	627,161.85
专项资产管理业务净收入	11		
利息净收入（净损失以“－”号填列）	12	7,198,058.54	52,839,378.47
其中：存放金融同业利息净收入	13	7,562,443.79	60,496,246.82
资金拆借净收入	14	473,961.78	4,904,186.55
融资融券利息净收入	15		
债券回购利息净收入	16	-838,347.03	-12,561,054.90
投资收益（净损失以“－” 号填列）	17	-89,811,345.58	261,412,389.24
其中：对联营企业和合营企业的投资收益	18		
交易性金融工具的投资收益	19	-93,555,681.42	-5,366,887.77
可供出售金融资产的投资收益	20	4,498,995.25	28,091,299.91
持有至到期金融资产的投资收益	21		
衍生金融工具的投资收益	22	-754,659.41	238,687,977.10
公允价值变动收益（净损失以“－” 号填列）	23	48,893,139.07	-210,886,846.15
其中：交易性金融工具公允价值变动收益	24	48,519,212.72	11,751,524.31
衍生金融工具公允价值变动收益	25	373,926.35	-222,638,370.46
融出证券公允价值变动收益	26		
汇兑净收益（净损失以“－”号填列）	27	-784,484.27	-4,437,809.64
其他业务收入	28	330,784.21	2,218,947.11
二、营业支出	29	43,884,366.20	452,678,433.67
营业税金及附加	30	-1,745,782.70	59,380,257.85
业务及管理费	31	45,572,395.56	391,295,986.00
其中：折旧及摊销	32	2,739,827.50	16,126,916.70
场地设备租赁费	33	3,134,478.19	12,819,070.04
职工薪酬	34	18,158,581.28	232,831,641.98
证券投资者保护基金	35	235,720.31	14,322,231.54
资产减值损失（冲回以“－”号列示）	36	19,206.19	1,826,039.37
其他业务成本	37	38,547.15	176,150.45
三、营业利润（亏损以“－”号填列）	38	-27,947,022.71	503,022,626.99
加：营业外收入	39	50,985.64	685,397.69
减：营业外支出	40	1,101,398.22	3,551,417.89
四、利润总额（亏损总额“－” 号填列）	41	-28,997,435.29	500,156,606.79
减：所得税费用	42	-3,870,416.23	99,186,334.94
五、净利润（净亏损以“－”号填列）	43	-25,127,019.06	400,970,271.85
补充资料			
资金三方存管费用	44	1,570,834.52	6,709,420.40

A1-1证券公司净资本计算表

编制单位：平安证券有限责任公司　　　　2008年08月　　　　单位：元

项　目	行次	期初余额	期末余额	扣减比例	应计算的金额	
					期初余额	期末余额
净资产	1	3,701,719,219.02	3,668,802,125.08		3,701,719,219.02	3,668,802,125.08
减：金融资产的风险调整合计	2	3,378,845,872.52	3,866,591,402.92		101,990,224.46	87,548,428.23
1、股票	3	260925101.35	113,002,333.75		35,330,911.68	16,726,223.83
上海180指数、深圳100指数、沪深300指数成分股	4	153,550,091.88	45,708,011.57	10%	15,355,009.19	4,570,801.16
一般上市股票	5	29,981,988.19	26,068,835.45	15%	4,497,298.23	3,910,325.32
未上市流通的股票	6	77393021.28	41,225,486.73	20%	15,478,604.26	8,245,097.35
限制流通的股票	7	0.00	0.00	20%	0.00	0.00
持有一种股票的市值与该股票市值的比例超过5%的	8	0.00	0.00	40%	0.00	0.00
ST股票	9	0.00	0.00	50%	0.00	0.00
*ST股票	10	0.00	0.00	60%	0.00	0.00
已退市且在代办股份转让系统挂牌的股票	11	0.00	0.00	80%	0.00	0.00
已退市且未在代办股份转让系统挂牌的股票	12	0.00	0.00	100%	0.00	0.00
2、货币市场基金	13	33,988,943.64	34,078,062.11	1%	339,889.44	340,780.62
3、短期融资券	14	2,078,902,720.00	2,249,793,390.00	1%	20,789,027.20	22,497,933.90
4、国债	15	0.00	558,283,560.00	1%	0.00	5,582,835.60
5、中央银行票据	16	0.00	0.00	1%	0.00	0.00
6、特种金融债券	17	48,913,331.67	48,453,505.49	1%	489,133.32	484,535.05
7、证券投资基金（不含货币市场基金）	18	92,150,865.86	43,763,611.57	2%	1,843,017.32	875,272.23
8、可转换债券	19	0.00	0.00	5%	0.00	0.00
9、企业债券（包括公司债券）	20	863,964,910.00	821,216,940.00	5%	43,198,245.50	41,060,847.00
10、信托产品投资	21	0.00	0.00	80%	0.00	0.00
11、其他金融产品投资	22	0.00	0.00		0.00	0.00
减：衍生金融资产的风险调整合计	23	511,049.00	666,843.37		102,209.80	133,368.67
1、权证投资	24	511,049.00	666,843.37	20%	102,209.80	133,368.67
2、股指期货投资	25				0.00	0.00
3、其他衍生金融资产	26				0.00	0.00
减：其他资产项目的风险调整合计	27	793,131,844.67	732,275,503.85		198,155,535.43	174,089,688.74
拆出资金（合同期以内）	28			0%	0.00	0.00
融出资金	29			5%	0.00	0.00
融出证券	30			5%	0.00	0.00
买入返售金融资产（未逾期）	31	100,000,000.00	289,800,000.00	0%	0.00	0.00
应收利息	32	60,630,192.48	79,317.83	0%	0.00	0.00
存出保证金	33	313,963,373.30	109,315,618.69		20,882,500.00	450,000.00
其中：1、交易保证金	34	105,138,373.30	104,815,618.69	0%	0.00	0.00
2、履约保证金	35	208,825,000.00	4,500,000.00	10%	20,882,500.00	450,000.00
3、其他存出保证金	36			0%	0.00	0.00
长期股权投资（不含对上市公司的股权投资）	37	93,961,468.46	93,961,468.46		9,396,146.85	9,396,146.85
其中：1、对证券公司股权投资	38			10%	0.00	0.00
2、对基金管理公司股权投资	39			10%	0.00	0.00
3、对期货公司股权投资	40	93,961,468.46	93,961,468.46	10%	9,396,146.85	9,396,146.85
4、其他股权投资	41	0.00	0.00	100%	0.00	0.00
投资性房地产	42	9,792,685.84	9,766,834.70	50%	4,896,342.92	4,883,417.35
固定资产	43	105,522,998.51	118,357,763.25		82,801,637.27	92,582,276.98
其中：1、所有权权属明确的房产	44	30,422,653.48	30,349,274.87	50%	15,211,326.74	15,174,637.44
2、其他固定资产	45	75,100,345.03	88,008,488.38	90%	67,590,310.53	77,407,639.54
无形资产	46	23,453,501.16	23,127,468.81		17,440,102.17	17,323,189.88
其中：1、交易席位费	47	12,026,797.99	11,608,557.86	50%	6,013,399.00	5,804,278.93
2、其他无形资产	48	11,426,703.17	11,518,910.95	100%	11,426,703.17	11,518,910.95
商誉	49			100%		
递延所得税资产	50	37,575,189.11	25,687,852.23	100%	37,575,189.11	25,687,852.23
应收股利	51			0%	0.00	0.00
应收融资融券客户款	52			100%		
应收款项	53	44,937,664.50	51,028,309.49		11,866,845.80	10,615,935.06
其中：1、账龄一年以内（含一年）	54	35,320,133.56	43,477,417.70	10%	3,532,013.36	4,347,741.77
2、账龄一年至二年（含二年）	55	2,565,397.00	2,565,397.00	50%	1,282,698.50	1,282,698.50
3、账龄二年以上	56	327,815.00	327,815.00	100%	327,815.00	327,815.00
4、应收股东及其关联公司款项	57	6,724,318.94	4,657,679.79	100%	6,724,318.94	4,657,679.79
代理承销证券	58	0.00	0.00	0%	0.00	0.00
代兑付债券	59	0.00	0.00	0%	0.00	0.00
待转承销费用	60	0.00	0.00	100%	0.00	0.00
抵债资产	61	0.00	0.00	100%	0.00	0.00
长期待摊费用	62	10,179,949.07	9,962,260.27	100%	10,179,949.07	9,962,260.27
其他	63	3,116,822.24	3,188,610.12	100%	3,116,822.24	3,188,610.12
减：集合资产计划中的自有资金	64	15,000,000.00	15,000,000.00	100%	15,000,000.00	15,000,000.00
减：或有负债的风险调整合计	65				0.00	0.00
其中：1、对外担保金额（公司为自身负债提供的反担保除外）	66			100%		
2、其他或有负债	67				0.00	0.00
减：中国证监会认定的其他调整项目合计	68				0.00	0.00
其中：1、所有权受限等无法变现的资产（如被冻结）	69			100%		
2、其他项目	70				0.00	0.00
加：中国证监会核准的其他调整项目	71				0.00	0.00
其中：1、借入的次级债务	72				0.00	0.00
	73				0.00	0.00
净资本金额	74				3,386,471,249.33	3,392,030,639.44
附1、期末或有事项						
本期有未决诉讼、仲裁及其他或有事项共3宗，涉及金额共计1,077,701.47元。						
附2：其他需要特别说明的事项						

证券简称：中国平安　　　证券代码：601318　　　编号：临 2008-029

中国平安保险（集团）股份有限公司
2008年第二次临时股东大会决议公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

重要提示：

1、本次会议没有增加、否决或变更议案。

一、会议召开和出席情况

1、会议召开情况

本公司2008年第二次临时股东大会（以下简称“本次会议”）于2008年7月17日上午10:00在中国深圳观澜镇平安金融培训学院召开。本次会议由本公司董事会召集，由本公司董事长兼首席执行官马明哲先生主持，本公司部分董事、监事及董事会秘书出席了本次会议，本公司部分高级管理人员、香港中央证券登记有限公司的监票人员及见证律师列席了本次会议。本次会议采取现场投票的表决方式。本次会议的召开符合《中华人民共和国公司法》、《上市公司股东大会规则》等法律、法规、规范性文件以及《中国平安保险（集团）股份有限公司章程》的规定。

2、会议出席情况

出席本次会议的股东及股东代理人共46家，代表股份4,699,910,043股，约占公司总股本7,345,053,334股的63.9874%。

二、本次会议议案内容

本次会议议案的详情请参考本公司于2008年5月31日在上海证券交易所网站（www.sse.com.cn）刊登的本次会议的有关公告。

三、议案审议情况及表决结果

会议审议通过了《中国平安保险（集团）股份有限公司章程修正案》（特别决议）

本议案有效表决票股份总数	赞成票股份数	反对票股份数	弃权票股份数	赞成比例
4,699,910,043	4,699,747,543	0	162,500	99.9965%

四、律师见证情况及监票人

本次会议经北京市金杜律师事务所的见证律师见证，并出具法律意见书，认为：本公司2008年第二次临时股东大会的召集和召开程序，符合《中华人民共和国公司法》、《上市公司股东大会规则》等现行法律、法规、规范性文件和《中国平安保险（集团）股份有限公司章程》的规定，出席本次会议人员的资格、召集人的资格合法有效；本次会议的表决程序和表决结果合法有效，本次会议决议合法有效。

作为本公司H股股份过户登记处，香港中央证券登记有限公司被本公司委任为本次会议的监票人之一。

五、备查文件

1、经与会董事和记录人签字的本公司2008年第二次临时股东大会决议；

2、北京市金杜律师事务所出具的法律意见书。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年7月17日

金杜律师事务所
KING&WOOD
PRC LAWYERS
北京市朝阳区东三环中路7号北京财富中心写字楼A座40层　邮编100020
40th Floor, Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhonglu
Chaoyang District, Beijing 100020, China
Tel: (8610) 58785588　Fax: (8610) 58785566　www.kingandwood.com

北京市金杜律师事务所
关于中国平安保险（集团）股份有限公司
2008年第二次临时股东大会的
法律意见书

致：中国平安保险（集团）股份有限公司

根据《中华人民共和国证券法》、《中华人民共和国公司法》、中国证券监督管理委员会（以下简称“中国证监会”）颁布的《上市公司股东大会规则》等现行法律、法规、规范性文件及《中国平安保险（集团）股份有限公司章程》（以下简称“《公司章程》”），北京市金杜律师事务所（以下简称“本所”或“金杜”）接受中国平安保险（集团）股份有限公司（以下简称 “平安集团”或“公司”）的委托，作为平安集团2008年第二次临时股东大会（以下简称“本次股东大会”）的特聘专项法律顾问，对本次股东大会的相关事项进行见证，并出具本法律意见书。

为出具本法律意见书，本所律师审查了平安集团提供的以下文件，包括但不限于：

1. 《公司章程》；

2. 平安集团第七届董事会第二十次会议决议及会议记录；

3. 平安集团于2008年5月31日在上海证券交易所网站（http://www.sse.com.cn）、《中国证券报》、《上海证券报》和《证券时报》上公告的关于召开本次股东大会的通知；

4. 平安集团于2008年5月30日在香港联合交易所网站（www.hkex.com.hk）上公告的关于召开本次股东大会的通告和通函；

5. 本次股东大会股东到会登记记录及凭证资料;

6. 本次股东大会会议文件。

本所律师根据现行法律、法规和规范性文件的有关规定，按照律师行业公认的业务标准、道德规范和勤勉尽责精神，出席了本次股东大会，并对本次股东大会的召集及召开程序等有关事项及公司提供的文件进行了核查验证，现出具法律意见如下:

一、本次股东大会的召集、召开程序

（一）本次股东大会的召集

1. 本次股东大会是2008年5月26日至5月30日期间以通讯表决的方式召开的平安集团第七届董事会第二十次会议做出决议召集的。公司董事会已于2008年5月31日在上海证券交易所网站(http://www.sse.com.cn)、《中国证券报》、《上海证券报》和《证券时报》上公告了关于召开本次股东大会的通知，并于2008年5月30日在香港联合交易所网站（www.hkex.com.hk）上公告了关于召开本次股东大会的通告和通函。

2. 上述公告、通告及通函列明了本次股东大会的时间、地点、提交会议审议的议题、出席会议人员资格、登记办法、登记时间及地点、公司联系电话及联系人等事项。

（二）本次股东大会的召开

1. 2008年7月17日上午10点，本次股东大会在深圳市观澜镇平安金融培训学院召开，本次股东大会召开的实际时间、地点及议题与公告、通告及通函的内容一致。

2. 本次股东大会由平安集团董事长马明哲先生主持，就会议通知中所列议案进行了审议。董事会工作人员当场对本次股东大会作记录，会议记录由出席会

议的董事、董事会秘书和记录员签名。

3. 本次股东大会没有股东提出新的议案。

综上，本所认为，平安集团本次股东大会的召集、召开程序符合法律、法规、规范性文件及《公司章程》的规定。

二、本次股东大会出席会议人员资格与召集人资格

1. 根据本所律师对现场出席本次股东大会的股东及股东代理人的相关证明，出席本次股东大会的股东及股东代理人情况如下：出席平安集团 2008 年第二次临时股东大会的股东及股东代理人 46 家，所持股份为 4,699,910,043 股，占平安集团股份总数的 63.9874%。

本所认为，上述出席本次股东大会的股东和股东代理人的资格符合相关法律、法规、规范性文件及《公司章程》的规定。

2. 出席、列席本次股东大会的其他人员为公司董事、监事、董事会秘书、高级管理人员以及金杜律师、香港中央证券登记有限公司监票人员。

本所认为，上述出席、列席本次股东大会人员的资格符合法律、法规、规范性文件和《公司章程》的规定。

3. 本次股东大会的召集人为平安集团董事会，本所认为，召集人资格符合相关法律、法规、规范性文件和《公司章程》的规定。

三、本次股东大会的表决程序和表决结果

本次股东大会以书面记名投票方式，审议并表决通过了以下议案：

审议通过了《中国平安保险（集团）股份有限公司章程修正案》（特别决议）。本议案有效表决票股份总数为 4,699,910,043 股，赞成票股份数为 4,699,747,543 股，反对票股份数为 0 股，弃权票股份数为 162,500 股，赞成票

股份数占本议案有效表决票股份总数的 99.9965%。

经本所律师见证，本次股东大会审议并表决了董事会提出的议案，股东按《公司章程》的规定进行了现场投票。投票表决结束后，平安集团对议案统计现场投票的投票表决结果。本所认为，平安集团本次股东大会的表决程序及表决票数符合《上市公司股东大会规则》、《公司章程》的规定，表决结果合法有效。

四、结论意见

基于上述事实，本所认为，平安集团本次股东大会的召集和召开程序符合《公司法》、《上市公司股东大会规则》等现行法律、法规、规范性文件及《公司章程》的规定，出席本次股东大会人员的资格和召集人的资格合法有效，本次股东大会的表决程序和表决结果合法有效，本次股东大会决议合法有效。

（本页无正文，为《关于中国平安保险（集团）股份有限公司 2008 年第二次临时股东大会的法律意见书》之签字盖章页）

北京市金杜律师事务所

见证律师：宋萍萍

冯　艾

负责人：王　玲

二〇〇八年七月十七日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-031

中国平安保险（集团）股份有限公司
保费收入公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司子公司中国平安人寿保险股份有限公司、中国平安财产保险股份有限公司、平安健康保险股份有限公司及平安养老保险股份有限公司于2008年月1月1日至2008年6月30日期间的累计原保险保费收入，分别为人民币5,394,815万元、人民币1,452,816万元、人民币1,476万元及人民币59,397万元。以上数据将于中国保险监督管理委员会的网址（http://www.circ.gov.cn）发布。

上述保费收入数据根据中国会计准则编制，且未经注册会计师审计。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年7月17日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-028

中国平安保险（集团）股份有限公司

澄清公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司关注到近期部分媒体关于本公司投资富通集团股票要计提大额减值准备的报道，本公司声明如下：按照本公司长期持有富通集团股票的投资策略和相关会计政策，截至2008年6月30日，本公司不需对富通集团股票投资计提减值准备。本公司持有的富通集团股票归类为可供出售金融资产，以公允价值计量。

本公司郑重提醒投资者，本公司的信息披露指定媒体为《上海证券报》、《中国证券报》、《证券时报》、上海证券交易所网站（www.sse.com.cn）以及香港联合证券交易所网站（www.hkex.com.hk）。本公司发布的信息以在上述指定报刊和网站刊登的公告为准，请广大投资者理性投资，注意风险。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年7月3日

证券简称：中国平安　　证券代码：601318　　编号：临 2008-027

中国平安保险（集团）股份有限公司
澄清公告

特别提示：

中国平安保险（集团）股份有限公司（以下简称“本公司”）及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、市场传闻及本公司股票下跌的具体情况

本公司关注到，近期市场上针对国税总局对本公司进行的常规税务检查存在种种传闻。2008年7月2日，本公司A股股票受传闻影响，收盘价较前一交易日收盘价下跌10%。

二、公司关注并核实的相关情况

目前国家税务部门正在对本公司及其控股子公司进行税务检查。本次税务检查是一次常规性的税务检查，主要检查内容为期限从04年到06年期间公司有关纳税的情况。本公司作为中华人民共和国国内企业，依法纳税是公司的责任和义务，本公司将积极配合有关税务部门的检查工作。截至本公告发布之日，检查工作尚未完成，本公司没有任何需要披露的信息，市场传闻是不符合事实的。

经征询本公司管理层，确认本公司不存在《上海证券交易所股票上市规则》所涉及的应披露而未披露的重大信息，包括但不限于重大资产重组、收购、发行股份等行为。

三、是否存在应披露而未披露的重大信息的声明

本公司董事会确认，本公司没有任何根据《上海证券交易所股票上市规则》等有关规定应予以披露而未披露的事项或与该事项有关的筹划、商谈、意向、协议等，本公司董事会也未获悉本公司有根据《上海证券交易所股票上市规则》等有关规定应予披露而未披露的、对本公司股票及其衍生品种交易价格产生较大影响的信息。

本公司郑重提醒投资者，本公司的信息披露指定媒体为《上海证券报》、《中国证券报》、《证券时报》、上海证券交易所网站（www.sse.com.cn）以及香港联合证券交易所网站（www.hkex.com.hk）。本公司发布的信息以在上述指定报刊和网

站刊登的公告为准，请广大投资者理性投资，注意风险。

本公司重申，本公司的基础是稳固的，战略是清晰的，财务是谨慎的，各项业务是稳健增长的，本公司将继续致力于为广大投资者创造长期稳定的回报。

特此公告。

中国平安保险（集团）股份有限公司董事会

2008年7月2日

END